Form 20-F
period 1999-12-31
IFCO SYSTEMS NV
filed 2000-06-14
CIK 1102957

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 20-F

                               ----------------
(Mark One)

[_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934

   For the fiscal year ended: December 31, 1999

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934

   FOR THE TRANSITION PERIOD FROM                TO

                        Commission file number: 1-15661

                               IFCO SYSTEMS N.V.
             (Exact name of Registrant as specified in its charter)

                                The Netherlands
                (Jurisdiction of incorporation or organization)

                         "Rivierstaete" Amsteldijk 166,
                       1079 LH Amsterdam, The Netherlands
                    (Address of principal executive offices)

                               ----------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                Ordinary shares, nominal value (Euro)2 per share
                                (Title of class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Ordinary shares issued and outstanding as of May 31, 2000: 42,733,985

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]     No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [_]    Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Introduction...............................................................    1
Cautionary Note Regarding Forward-looking Statements.......................    1

                                     PART I

 Item 1.  Description of Business........................................    2
 Item 2.  Description of Property........................................   27
 Item 3.  Legal Proceedings..............................................   29
 Item 4.  Control of Registrant..........................................   29
 Item 5.  Nature Of Trading Market.......................................   30
          Exchange Controls and Other Limitations Affecting Security
 Item 6.  Holders........................................................   31
 Item 7.  Taxation.......................................................   31
 Item 8.  Selected Financial Data........................................   35
          Management's Discussion and Analysis of Financial Condition and
 Item 9.  Results of Operations..........................................   38
 Item 9A. Qualitative and Quantitative Disclosures About Market Risk.....   49
 Item 10. Directors and Officers of Registrant...........................   50
 Item 11. Compensation of Directors and Officers.........................   52
          Options to Purchase Securities from Registrant or
 Item 12. Subsidiaries...................................................   53
 Item 13. Interest of Management in Certain Transactions.................   54

                                    PART III

          Changes in Securities, Changes in Security for Registered
 Item 16. Securities and Use of Proceeds.................................   57

                                    PART IV

 Item 18. Financial Statements.............................................  59
 Item 19. Financial Statements and Exhibits................................  59

 Signatures................................................................. 62

                                  Introduction

   IFCO Systems N.V. is a limited liability company organized under the laws of the Netherlands. Unless otherwise indicated, all references in this report to "we," "us," "our" and similar terms, as well as references to the "Company" and "IFCO Systems," refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time. As a result of the merger with PalEx, Inc., and other related transactions, completed in March 2000, IFCO Systems owns all the stock of the IFCO Companies and PalEx. The IFCO Companies are IFCO Europe Beteiligungs GmbH, MTS Okologistik GmbH, and IFCO International Network Beteiligungsgesellschaft mbH, which was formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH, and their subsidiaries. PalEx refers to PalEx, Inc., and its subsidiaries. For purposes of this report, when we describe information on a pro forma basis, unless otherwise indicated, we are giving effect to the merger of PalEx with IFCO Systems, the IPO of IFCO Systems' ordinary shares, the initial offering of senior subordinated notes, initial borrowings under our new senior credit facility, and other related transactions in March 2000.

              Cautionary Note Regarding Forward-looking Statements

   Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

   These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) our ability to effectively integrate our operations and achieve our operational and growth objectives; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers;
(3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets;
(6) seasonality; (7) weather conditions; (8) changes in national or international politics and economics; (9) currency exchange rate fluctuations; and (10) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

   Important factors that could cause our actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                                     PART I

Item 1.  Description of Business

General

   We are a leading international provider of round-trip systems, serving over 9,000 customers in 17 countries. We believe we:

  . own and manage the largest pool of round-trip containers, or RTCs, in Europe based on 1997 market information;

  . own and manage a rental pool of over 1.5 million pallets in Canada, making us the second largest pallet rental pool owner and manager in North America;

  . are the largest provider of new and recycled pallets in North America based on our pallet industry experience and industry information; and

  . are the largest provider of industrial container reconditioning services in North America based on our 1998 volume and our estimate of the total number of industrial containers reconditioned in the United States each year using information obtained from the Reusable Industrial Packaging Association.

   Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RTCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RTCs, improved space efficiency, and reduction of the amount of packaging for transport. We contract third parties to collect empty RTCs from retailers for inspection and reconditioning by us. The RTCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RTCs, which are based on patented technology, are made of plastic and are collapsible. The RTCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 63.5 million IFCO RTCs in circulation. Our European pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe. Currently, approximately 75 retailer groups use our round-trip systems.

   We also manufacture, sell, lease, and recycle wooden pallets in a variety of shapes and sizes for the movement of various types of goods. We currently conduct our pallet operations from 60 facilities throughout the United States and Canada. We also recondition industrial container products, which include steel closed top drums, steel drums with fully removable heads, plastic drums, and industrial bulk containers, from 12 facilities in the United States.

   On a pro forma basis, our revenues for the year ended December 31, 1999, were approximately $547.4 million and our EBITDA was approximately $84.7 million.

Industry Overview

 Round-trip Systems

   Traditionally, corrugated cardboard, wood, and steel containers have been used for the packaging and handling of products. Growers and manufacturers have purchased or constructed containers for one-time shipment of their products. Recipients of containers have then removed the products from the containers for display, sale, or further distribution. Generally, the recipients have then had to dispose or arrange for disposal of the containers.

   We believe that the traditional packaging and material handling industry is now evolving into round-trip systems in order to make the flow of goods more efficient. The development of round-trip systems has been driven by retailer and customer preferences, cost-savings, and environmental sensitivity. Round-trip systems bring the historically separate segments of packaging and material handling into an integrated system by combining:

  .  logistics management;
  . standardized round-trip containers, pallets, industrial containers, and other material handling products;
  . reconditioning and recycling services to reduce the amount of packaging for transport; and
  .  information management for the flow of products.

 Round-trip Containers

   The traditional one-way cardboard or wood containers have been the primary means of transporting grocery and dry goods products, including fresh fruits and vegetables. Prior to 1992, there were few alternatives for retailers in the produce industry to ship their products. Fruits and vegetables transported to grocery retailers in corrugated cardboard boxes have been damaged frequently because of collapsed or wet boxes.

   Round-trip containers, or RTCs, are reusable plastic or metal crates or trays, which are an alternative to a one-trip outer packaging case, including corrugated boxes. RTCs were initially developed to transport fruits and vegetables, but have been expanded to other product categories and sectors. They are typically used within exchange pools or closed loop round-trip systems. Exchange pools are cooperatives for the sharing and exchange of RTCs from company to company. In a closed-loop round-trip system, RTCs are provided by a company to growers or manufacturers, filled and transported to retailers, returned to the provider when empty for inspection and cleaning, repair, or recycling when necessary, and are then reused in the flow of goods.

   There are two basic categories of RTCs: collapsible and non-collapsible. They are usually based on ISO standard dimensions, including 600 mm x 400 mm or 400 mm x 300 mm, in varying heights, and are compatible with standard-sized pallets. Containers full of products are stacked at various heights. Collapsible containers have become popular with many retailers for fresh produce because when folded flat they require less storage space.

   Based on industry information, the estimated number of corrugated containers manufactured in Europe is approximately 15 billion each year, with approximately 10% used for perishables and approximately 30% used for dry goods. In the United States, the estimated number of containers is approximately 20 billion each year, with approximately 8% used for perishables and 30% used for dry goods. In Europe, approximately 20% of perishables are now being shipped in RTCs. In the United States, the use of RTCs is just beginning, with an estimated 15 million RTCs now in use for transporting perishables.

   The market for RTCs presents the possibility for significant growth because of cost savings and more efficient distribution through:

  .  multiple reuse;
  .  improved load utilization and container handling;
  . reduced product handling, reduced product damage, and longer shelf life; . more efficient temperature regulation;
  .  easier in-store display; and
  .  reduction of the amount of packaging for transport.

 Pallets

   A pallet is a platform, usually made of wood, that is used for storing and shipping goods. Pallets are used in virtually all U.S. industries where products are physically distributed, including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Pallets come in a wide range of shapes and sizes. Although most pallets are made of wood, they may also be made of steel, plastic, cardboard, molded wood fiber, and other materials to satisfy smaller niche markets. The wooden pallet has traditionally been the basis for the design of storage racks, warehouse storage areas, forklifts, docks, and containers used for shipping goods.

   We believe that there are over 1,000 different sizes and specifications of pallets used in North America. The grocery industry, which utilizes approximately one-third of all new pallets produced, uses a standard size 48 inch x 40 inch pallet, although many other styles and specifications are also manufactured for use in that industry. Other industries use pallets having specifications that are appropriate for their particular needs. Based on information supplied by industry sources, we believe that over 90% of the pallets used were of the traditional wooden type, fabricated from lumber and metal fasteners.

   Based on information supplied by industry sources, we estimate that the U.S. pallet industry generated revenues of approximately $5.6 billion in 1997 and is served by approximately 3,600 companies. We believe, based on our own experience in the industry, that most of these companies are small, privately held entities operating in only one location and serving customers within a limited geographic radius. Historically, the industry has been composed of companies that manufacture new pallets and companies that repair and recycle pallets. We estimate, based on industry sources, that during 1998 approximately 400 million new wooden pallets were produced and approximately 175 million wooden pallets were repaired or recycled. We also estimate there were approximately 1.9 billion pallets in circulation in the United States in 1998. Increasingly, pallet companies are considering the creation of pallet pools for leasing to customers and management of their pallet needs.

   The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus by FORTUNE 1000 businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It also has prompted large manufacturers and distributors to outsource key elements of processes that are not within their core operations and to develop just-in-time procurement, manufacturing, and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand for a high quality source of pallets has increased. Freight on pallets assists movement through the supply chain, reducing costly loading and unloading delays at distribution centers and warehouse facilities. However, the use of low-quality or improperly sized pallets may increase the level of product damage during shipping or storage.

   These broad changes affecting U.S. industry have created significant demand for higher quality pallets distributed through an efficient, more sophisticated system. Environmental and cost concerns have also accelerated the trend toward increased reuse or recycling of previously used pallets, further increasing the importance of higher quality new pallets, which can be reused more often and are easier to recycle than lower quality pallets.

 Industrial Containers or Steel Drums

   There are two basic types of steel drums--open top and closed top. Open top drums are containers with a removable top that is fastened to the drum by a locking ring. These drums are reconditioned in a thermal process that uses high temperature furnaces. Open top drums are generally used for agricultural purposes and for viscous materials, including paints, coatings, greases, and adhesives. Closed top drums are those in which the top is an integral part of the drum's construction. Closed top drums are typically used for solvents, resins, and most petroleum products. These drums are reconditioned using a chemical washing process.

   Companies that use steel drums can choose between new and reconditioned steel drums. Reconditioned steel drums are previously used drums that are cleaned, repaired, and refurbished and are a cost effective alternative to new drums. Steel drums can typically be reconditioned and reused six to eight times and can then be scrapped and recycled. Similar to many other recycling industries, drum reconditioners return a useful product to the marketplace and solve a major disposal problem that would otherwise severely burden industry and municipalities.

   According to the Reusable Industrial Packaging Association, there are approximately 120 steel drum recyclers and reconditioners in North America. Based on 1996 market information from this industry association, we estimate that steel drum recyclers and reconditioners process an estimated 40 million drums each year, which represents approximately $500 million in revenues annually based on estimated reconditioning revenue per container. Fifty-five gallon steel drums are part of the non-bulk industrial packaging industry and are found in virtually every industrial facility. These drums are used to transport and store products primarily for the petroleum, chemical, coatings, agricultural, and food processing industries.

   Steel drum reconditioners in the United States tend to be regionally located in industrialized and agricultural areas. These companies are regionally located because of the freight costs of shipping empty drums long distances.

   Steel drums have traditionally been owned by the customers. Recently, companies have begun offering integrated drum management services to manage customers' drum usage.

History

 The Merger and Initial Public Offering

   In March 2000, we completed the merger of PalEx with and into Silver Oak Acquisition Corp., our newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The initial public offering price was (Euro)15.50 or $14.90 per share. Our total net proceeds from the IPO, including the exercise of the overallotment option, were $211.4 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of $200.0 million principal amount of 10 5/8% Senior Subordinated Notes Due 2010, and borrowings from our new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund a cash payment due to GE Capital Corporation, and to fund our purchase of the remaining joint venture interest in our U.S. operations, IFCO-U.S., L.L.C.

   In connection with the merger, Schoeller Logistics Industries GmbH and Gebruder Schoeller Beteiligungsverwaltungs GmbH contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller, entered into the Option Release and IPO-Facilitation Agreement with GE Capital and General Electric Erste Beteiligungs GmbH in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $21.5 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the offering of the notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

 The IFCO Companies

   The IFCO Companies began the world's first round-trip systems business. The business was initially founded in 1992 as IFCO International Fruit Container Organization GmbH, an affiliate of Schoeller Industries, which later changed its name to IFCO International Food Container Organization GmbH. Today, IFCO GmbH is the operating company for IFCO Europe.

   Since 1992, the IFCO Companies have developed European-wide round-trip systems for fresh fruit and vegetables. The IFCO Companies hold several international patent rights on its RTCs.

   Schoeller Industries is a family-owned business with its origins in the paper, sugar, wood, and textile industries dating back to the eighteenth century. In 1958, Alexander Schoeller invented, developed, and launched the first plastic beverage crates for use in the German beverage market, and plastic moldings are still one of the Schoeller group's core businesses. In 1982, Alexander's sons, Christoph and Martin Schoeller, joined the group and, in 1992, were responsible for the design of the collapsible RTCs and the launch of the IFCO Companies.

   In 1994, IFCO International entered into a joint venture with Mitsubishi in Japan, the IFCO Companies' first market entry outside of Europe. In 1996, IFCO International also entered into a U.S. joint venture. In 1997, GE Capital became an investor in IFCO Europe. In 1998, IFCO Europe was named one of Europe's Top 500 Growth Companies by the Association of Dynamic Entrepreneurs in Brussels, Belgium.

 PalEx

   PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering in March 1997, PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time, PalEx acquired 16 additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the United States. In the United States, PalEx provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets, the recycling of pallets, including used pallet retrieval, repair, remanufacture, and secondary marketing, and the processing and marketing of various wood-based by-products derived from pallet recycling operations. In Canada, PalEx conducts pallet rental and repair operations and pallet pooling management services through SMG Corporation, a Canadian subsidiary. PalEx currently conducts its pallet operations from approximately 60 facilities in 18 states in the United States and seven Canadian provinces.

   In separate transactions in February 1998, PalEx acquired four leading steel drum reconditioning companies, which formed the base for expanding its operations into the industrial container management industry. As a result of these acquisitions and three subsequent acquisitions, PalEx is now the largest reconditioner of industrial containers in North America. PalEx's container group is also engaged in drum and intermediate bulk container leasing operations. Its container group operates from approximately 10 facilities in ten states in the United States.

Systems and Services

 Round-trip Containers

   The IFCO round-trip systems provide a complete system for product flow that minimizes waste and improves customer satisfaction and retailer profitability. The IFCO round-trip systems include delivery of RTCs to producers when needed, collection of empty containers from retailers, cleaning of containers, and quality control. The producers are invoiced for the RTCs on a per use or a time basis. After cleaning and any necessary repair, the RTCs are reintroduced into the product distribution cycle.

   Since we started the RTC pool in Europe in 1992, we believe we have become the leading supplier of RTCs in Europe. Currently, there are approximately 63.5 million IFCO RTCs in circulation. Our European RTC pool now serves over 4,000 growers supplying produce to approximately 15,000 supermarket outlets throughout Western Europe.

   Producers and retailers enjoy several advantages with the IFCO round-trip systems compared to the use of traditional, disposable packaging, including lower costs, better product protection, increased handling efficiency, more efficient space utilization during transport, and less waste and environmental impact. We are able to maximize these benefits as a result of experience with container pooling and transport and our network of container depots, which is extensive in Europe and growing in other regions.

   The IFCO round-trip system is illustrated as follows:

                                    [GRAPH]

   This system includes the following steps:

  .  producer faxes order for IFCO RTCs to an IFCO container depot;
  .  RTCs are delivered from the IFCO container depot to producer;
  . producer receives an invoice for round-trip services, which include the one-time use of RTCs on either a trip or time basis;
  .  producer also receives an invoice for a deposit for RTCs;
  . computer tracking system generally monitors the flow of RTCs, but does not currently track the location of each individual RTC, except for RTCs used in dry goods distribution;
  . producer packs RTCs and ships them to retailer's distribution center or retail outlet, depending on retailer;
  .  producer bills the deposit for the RTCs to retailer;
  . retailer displays the products in the RTCs or removes the products for display;
  . we contract third parties to collect empty, collapsed RTCs from retailer's distribution center or retail outlet, depending on retailer, for return to an IFCO container depot;
  . once RTCs are recollected, we return deposit to the retailer; and . we inspect and clean, repair, or recycle, as necessary, empty RTCs at the IFCO container depot to make them ready for their next delivery to a producer.

   The IFCO round-trip systems cover all of the steps in the flow of the goods from delivery to return to depot, including:

  .  delivery to customer or first user;
  .  collection of empty containers from retailer;
  .  quality control;

  . hygienic cleaning conforming to applicable health and safety guidelines; . storage and delivery to the next customer; and . optional tracking system.

   Generally, we invoice customers on a per trip basis in Europe, Japan, and the United States and on a time basis in Argentina.

   IFCO RTCs are extremely versatile. All IFCO RTCs are made of 100% recyclable materials. They are light, yet strong enough to withstand the stresses of long distance travel and handling and significantly reduce produce damage and loss. They are compatible with automated packaging systems and provide an attractive product presentation at the point of sale. The RTCs fold on average to one-fourth of their original volume, dramatically reducing transport and storage costs for empty RTCs.

   Because the IFCO RTCs are made of durable plastic, the products packed in RTCs have better protection for handling during transport and bad weather conditions. The RTCs are better able to bear the stress of large loads as compared to corrugated containers. This is especially true with produce and other perishables, which have an increased chance of arriving at the point of sale in prime condition. Produce is then ready for display with minimum handling. Retailers have the option of using the RTCs for display purposes.

   The IFCO RTCs move back and forth among countries based on where crops are being harvested and the countries to which crops will be exported. For example, if Spain were at peak harvest, RTCs from depots outside Spain would be shipped directly to customers in Spain. In our European container pool, most packed RTCs end up back in Germany, since Germany imports much more produce than it grows domestically while other European countries tend to be net exporters. The RTCs are generally used between three and 12 times per year, depending on the type of RTC.

   We initially developed RTCs for use with fresh produce. We subsequently developed RTC applications for other perishables like fish, eggs, and bakery products. Other current applications for IFCO RTCs include transport and display of food dry goods, bulk transport, postal shipments, transport of products for department stores, and shipment protection for appliances. IFCO RTCs include different sizes of containers in ISO standard dimensions, including 600 mm x 400 mm and 400 mm x 300 mm. These different sizes are stackable interchangeably whether erected or collapsed.

   For a breakdown of our revenues for the year ended December 31, 1999, by segments and geographical markets, see Note 11 to our combined and consolidated financial statements included in this report.

 Pallets

   We offer new pallet manufacturing and pallet rental, repair, remanufacture, and recycling services. We believe that rental pool, repair, remanufacture, and recycling services present the greatest opportunity for future growth.

   New Pallet Manufacturing. The manufacturing process at our new pallet facilities is generally the most capital intensive part of the pallet business, with the majority of assembly and construction being automated. New pallets are manufactured from an assortment of wood products, varying in type and quality, with construction specifications being determined by the pallet's end use. We believe approximately 70% of the wood used in new pallets manufactured in North America consists of hardwoods, including oak, poplar, alder, and gum, with the balance consisting of pine or other softwoods.

   We use sawing equipment that cuts large wood sections to specification. The cut wood is then transported to assembly points where employees load the side boards and deck boards into nailing machines that nail the pallets together. After construction is completed, pallets are transported to a stacker for shipment or storage. More customized or smaller orders may be manufactured by hand on assembly tables by two laborers using pneumatic nailers. We typically manufacture pallets upon receipt of customer orders and generally do not maintain a significant inventory of completed pallets.

   New pallet manufacturing represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year  Ended
              December 26, 1999                               December 31, 1998
              -----------------                               -----------------
                     54%                                             38%

Fiscal 1999 included, for the full period, revenues from a crate manufacturing business acquired in August 1998.

   Pallet Pooling and Reconditioning. Many new pallets are discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. Pallet repair and recycling operations begin with the retrieval or purchase of used pallets from a variety of sources. The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and can be resold or returned immediately. Repairable pallets have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the repair facility. Pallets that cannot be repaired are dismantled, and the salvageable boards are recovered for use in repairing and building other pallets. Unsalvageable boards may be ground into wood fiber, which we sell for use as landscaping mulch, fuel, animal bedding, gardening material, and other uses. Despite recent increasing automation, pallet recycling remains a labor intensive process.

   Pallet pooling and reconditioning represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year Ended
              December 26, 1999                               December 31, 1999
              -----------------                               -----------------
                     16%                                             11%


 Industrial Containers

   Drum Reconditioning. Although the drum reconditioning process varies slightly throughout the industry, two basic processes are used to recondition steel drums, depending on whether the drums to be reconditioned are closed top drums or open top drums. Closed top drums have secure tops that are an integral part of the drum's construction and have 2 inch and 3/4 inch head openings in the top of the drum. A steel drum with a fully removable head is referred to as an open top drum.

   Closed top drums are typically used to transport and store oils, solvents, and flowable resins. Closed top drums are reconditioned by cleaning the interior of the drum at a series of high-pressure alkaline and acid flush-and-rinse stations. Pneumatic machinery reshapes the drum by removing dents and restoring chimes (the top and bottom lid seals). Pressure tests required by U.S. Department of Transportation regulations are then performed to check each drum for leakage. The old exterior coatings are stripped from the drums with an alkaline solution and steel-shot blasting. Next, new decorative coatings are applied and baked on to provide a new durable exterior finish. The thermal treatment used on open top drums cannot be used on closed top drums unless the drum heads are removed.

   An open top drum is used for a number of agricultural and industrial applications, including storing and shipping citrus products, berries, foodstuffs, adhesives, and coatings. Open top drums are reconditioned using a thermal process. This process involves passing drums through a furnace that is heated to approximately 1,200 degrees Fahrenheit which vaporizes residual materials inside the drums. Residual chemicals and compounds created from this process are drawn into an afterburner and destroyed by temperatures approaching 1,850 degrees Fahrenheit. Steel-shot blasting then strips old finishes from both the interiors and exteriors of drums. After this process, the drums pass through a series of hydraulic and pneumatic equipment to restore each drum's shape and integrity. Finally, new interior protective and exterior decorative coatings are baked onto the drums.

   When closed top drums contain residues that cannot be purged through the standard procedures described above, the drums are converted to open top drums by cutting off the heads of the drums. The drums are then reconditioned as open top drums and are used as converted open top drums or reseamed and have new heads installed so that they can be re-used as a slightly shorter closed top drum.

   Waste separated from drums in the reconditioning process is packaged and shipped to appropriate landfills or incinerated in accordance with strict environmental controls. Worn out drums that can no longer be reconditioned are subjected to reconditioning cleaning processes so that they are acceptable raw material for scrap metal processors.

   Like pallet recycling, drum reconditioning remains a labor intensive process despite advances in reconditioning methods. Drum reconditioning represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                              IFCO Systems Pro
              PalEx Historical                                 Forma Combined
                 Year Ended                                      Year  Ended
              December 26, 1999                               December 31, 1999
              -----------------                               -----------------
                     27%                                             19%

   Container Management. Container management is the process of providing a combination of services related to a customer's pallet or drum usage, including the manufacture, repair, retrieval, delivery, and storage of pallets or the reconditioning, retrieval, delivery and storage of drums, as well as the disposal of unusable pallets or drums and component parts. In a typical arrangement, we will contract with a customer to remove all pallets or drums from a particular location and transport them to our repair or reconditioning facility. The pallets or drums are sorted and repaired or reconditioned as needed at one of our depots and sold to third parties, returned to either the customer or its supplier or placed in storage and made available for return to service. We may contract with a customer to perform any or all of the management services available. We believe there are significant opportunities to manage customers' entire shipping container and platform requirements and that we are in a unique position to develop and offer these services.

Expansion and Acquisitions

 Round-trip Containers

   We have interests in a joint venture in Japan and have begun an operation in Argentina for the development and operation of round-trip systems and RTC pools.

   In Japan, we have a minority interest in a joint venture with Mitsubishi, which began in 1995. The joint venture continues to encounter a very fragmented market and strong cooperative controls.

   In 1996, we entered into an agreement with Intertape Polymer Group, Inc., to form IFCO-U.S., L.L.C. IFCO U.S. has been successful in attracting some large retailers to the IFCO system. It still faces high costs, however, as it works to develop the necessary infrastructure to support an RTC pool. We purchased the Intertape interest in IFCO U.S. in March 2000 following the completion of the IPO.

   We entered the market in Argentina in mid-1998. The Argentine operation began local production of RTCs in March 1999. We have had initial success in attracting some major retailers to IFCO round-trip systems.

 Pallets

   Since the initial three acquisitions in connection with PalEx's initial public offering in March 1997, we have purchased 16 pallet companies in separate transactions. The total purchase price for these acquired companies was approximately 5.2 million shares of PalEx common stock, approximately $55.4 million in cash, and approximately $10.0 million principal amount of convertible notes.

 Industrial Containers

   In February 1998, PalEx Container Systems, Inc., one of our wholly owned subsidiaries, acquired five companies in separate transactions. Since that time, PalEx Container Systems has completed three additional acquisitions of reconditioning companies. The total purchase price for these acquisitions consisted of approximately 4.5 million shares of PalEx common stock and approximately $29.9 million in cash.

   We made no acquisitions during 1999.

Sales and Marketing

 Round-trip Containers

   We currently maintain a broad range of customers located throughout Europe, Japan, the United States, and Argentina. Our RTC sales and marketing department is comprised of approximately 50 people and is headquartered in Germany, with eight regional offices in Western Europe and one in Argentina. Our sales process is managed by direct salespersons, supplemented with high-level discussions between our top management and the retail chains. The marketing and sales strategy focuses primarily on:

  .  developing and enhancing relationships with retailer groups;
  . encouraging retailers to request their suppliers to use the IFCO round-trip systems; and
  . working closely with new and existing customers, whether growers or manufacturers, to implement IFCO round-trip systems for the customer and expand their use.

   Because we seek to generate the majority of our business through retailers, our marketing strategy focuses on large retail chains. Our marketing objective is to convince retailers of the advantages of the IFCO round-trip systems, which will then, in turn, lead the retailers to encourage producers to use the IFCO round-trip systems. This marketing strategy results in a well-defined target group of approximately 150 retail chains worldwide as compared to a large and highly fragmented group of producers. The current consolidation trend in the retail industry favors this marketing strategy.

   Our pricing is different in each country and is based on the distance between the customer and the retailer. Generally, pricing is reviewed on a yearly basis, except if there are changes in raw materials or taxes or other exceptional events occur.

   We place a significant emphasis on marketing. We maintain a large advertising presence in relevant industry publications in order to increase our international profile and create a strong brand name. Another successful marketing tool which we utilize is attendance at trade fairs, where we market our services to retailers and growers. Additionally, we have a comprehensive and regularly updated website and also produce an array of product brochures and other marketing materials.

   Our future growth prospects are largely dependent upon an internationally recognized brand name which will expand our existing customer base and further advance the acceptance of round-trip systems by the retail sector.

 Pallets and Industrial Containers

   We currently sell to pallet and industrial container customers within the various geographic regions in which we have operations. Our primary sales and marketing activities involve direct selling by our sales force and by members of senior management to local and regional customers at the plant level and to large accounts and target industries more broadly on a geographic basis. Because pricing is a function of regional material and delivery costs, pricing is established at the regional level.

   Because many of our customers need pallets and/or container management services on a national scale, we continue the development and implementation of our national sales and marketing plan to provide these services at many locations throughout the United States. We seek to continue to develop a network of facilities that will allow these customers to:

  . centralize purchases of new and recycled pallets, reconditioned drums, and container management services;

  . obtain convenient and dependable service and a consistent supply of uniform quality pallets, reconditioned drums, and container management services;

  . achieve greater efficiencies in their shipping platform and container use; and

  .  meet corporate recycling goals.

   We have developed relationships with several national customers and intend to provide services to these and numerous other customers on a local, regional, and national basis. The shipping platform and container management needs of national companies are not uniform, and we intend to tailor our national programs for each customer. These programs include a combination of sourcing, retrieving, repairing, and recycling pallets and drums according to individual customer requirements.

Customers

 Round-trip Containers

   Although the direct customers of IFCO round-trip systems are producers, the demand is driven mainly by the large retail chains and their product transport requirements. Our top twenty grower customers for RTCs accounted for approximately 12% of RTC revenues for 1999. No grower customer accounted for more than 2% of our 1999 revenues, and we do not materially rely on any single grower customer. The top ten retailer groups using IFCO RTCs accounted for approximately 85% of the recollection of RTCs in 1999.

   Currently, over 75 retailer groups are using IFCO round-trip systems, including major retailers such as Tengelmann, Edeka, Rewe, and Metro in Germany, Coop and Migros in Switzerland, and Waitrose in the United Kingdom. In 1998, we added Coop of Switzerland as a new large retail chain using IFCO RTCs. There has been a trend towards consolidation of grocery retailers in Europe. For example, Allkauf and Kriegbaum were acquired by Metro, and Wertkauf and Interspar were acquired by Wal-Mart in Germany. This trend is expected to continue and has had a positive effect on us as we are able to obtain more volume through existing relationships.

   Outside of Europe, our international operations are still largely in the development stage. Major retailers in Japan using the IFCO round-trip systems include Jusco, Coop Kobe, Odakyu, and Coop Tokyo. In the United States, major retailers who have started to adopt the IFCO round-trip systems include Wal-Mart, H.E. Butt, and Food Lion. In Argentina, the major retailers now using the IFCO round-trip systems are Norte, Disco, Coto, Jumbo, Unimark, and Toledo.

   We currently have three principal customers for our dry good operations, two department stores, whose service agreements extend through 2003, and, Deutsche Post AG, whose contract extends to September 30, 2004. Deutsche Post AG is one of the largest European transporters of parcels and letters.

 Pallets and Industrial Containers

   We seek to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services in all operations.

   Our customers include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries. They are both regional and national in scale. Because a significant part of our products and services are sold to customers engaged in the produce and citrus industries, our sales volumes in some regions tend to be seasonal.

Suppliers and Raw Materials

 Round-trip Containers

   Schoeller Plast AG manufactures the RTCs that we use in Europe. Schoeller Plast AG has production sites throughout Europe. In addition to production capability, Schoeller Plast AG also conducts destructive and non-destructive testing, as appropriate, on raw material and production samples for quality control, new product testing, and product development.

   In 1997, IFCO GmbH, one of our subsidiaries, and Schoeller Plast Industries GmbH entered into a ten-year supply agreement, which was later assigned to Schoeller Plast AG. In addition to supplying crates, the supply agreement provides for Schoeller Plast AG to develop and improve RTCs for IFCO GmbH. Schoeller Plast AG is also required to transfer the related intellectual property rights to IFCO GmbH, which is in turn required to purchase the manufactured products from Schoeller Plast AG. Schoeller Plast AG is obligated to supply the containers to IFCO GmbH, and IFCO GmbH is required to purchase them from Schoeller Plast AG. The supply agreement establishes a price structure that changes periodically and is subject to upward and downward adjustment based on increases and decreases of more than 15% in raw material prices paid by Schoeller Plast AG. The supply agreement was negotiated on an arm's-length basis by GE Capital on behalf of IFCO GmbH and on market terms. The supply agreement expires on December 31, 2007, and may, upon the request of IFCO GmbH, be renewed for an additional ten-year period. For a more detailed description, see "Certain Relationships and Related Transactions--Supply Agreement."

 Pallets

   The primary raw materials used in new pallet manufacturing are lumber and plywood. We have long-term relationships with our lumber and plywood vendors. We believe that these relationships, as well as our ability to pursue larger volume purchases, will help to ensure adequate lumber supplies at competitive prices in the future. During the 1998 fiscal year, we purchased lumber and plywood from over 120 vendors. One of these vendors accounted for approximately 8% and another for approximately 5% of our total lumber purchases during the 1998 fiscal year. We do not believe that the loss of either of these vendors would materially adversely affect our financial condition or results of operations. We intend to continue to pursue a strategy of purchasing and upgrading low-grade and alternative sources of lumber as well as exploiting pricing aberrations and market trends to take advantage of lower prices in the marketplace as they occur.

   Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets. This depresses pallet prices overall and adversely affects our revenues and operating margins. While we believe that we will benefit from strong relationships with multiple lumber suppliers, we cannot assure you that we will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside our control, including governmental regulation of logging on public lands, lumber agreements between Canada and the United States, and competition from other industries that use similar grades and types of lumber. In addition, adverse weather conditions may affect our ability to obtain adequate supplies of lumber at a reasonable cost. In 1997, we experienced higher lumber costs resulting from high demand and the impact of wet weather on the harvesting of hardwood timber in the southeast regions of the U.S.

   We attempt to take advantage of the price volatility of lumber by buying additional quantities of lumber when prices are favorable and storing the inventory for later use. We also are able to buy low-quality lumber and upgrade this lumber at our plants. Although we have studied the broad use of alternative materials, like plastic, for the manufacture of pallets, we believe that there is not currently an available alternative raw material that possesses the tensile strength, recyclability, and low cost of wood. We continue to evaluate alternatives to wood and are receptive to their future use in pallet production.

   We source the majority of our pallets for reconstruction from businesses that use pallets and from trucking companies. Businesses that receive and ship a significant amount of goods are generally good sources for used pallets. Often the pallets they receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. We identify these sources through establishing relationships with pallet users and by direct solicitation, telemarketing, and advertising. We generally achieve timely pallet removal by placing a trailer at a source that is used to hold unwanted pallets. We then remove the load of pallets at the same time we deliver recycled pallets to the pallet user. In some cases, we are paid a tipping fee for hauling away the used pallets or are allowed to take the pallets away at no charge. In other cases, we buy the used pallets.

 Industrial Containers

   PalEx sources the majority of drums to be reconditioned from customers to which we provide reconditioning services. Customers usually own the drums they use. The acquisition cost of used drums is highly dependent on the costs of recollecting them, including transportation costs. Drum demand in some regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums from over 250 miles away. The West Coast and Southeast regions of the United States tend to be net exporters of open top drums because of their emphasis on agriculture. The Midwest, on the other hand, tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings, and chemicals.

Intellectual Property

 Round-trip Containers

   The development and protection of proprietary technology is essential to our business. Schoeller Plast AG conducts ongoing research and development as part of its obligations under the supply agreement with us to create and improve the design of our products. These efforts are conducted in collaboration with, and with input from, us. They have resulted in a number of innovative product designs and improvements. We have a policy of protecting our proprietary technology with patents. We file patent applications in the countries in which we operate and have obtained several European and international patents covering our products. We believe the loss of these patent rights would have a material adverse effect on our businesses.

   Our principal patents relate to our RTCs for perishables and for dry goods. The principal patent for RTCs in the perishables segment protects our rights to produce and use IFCO RTCs that consist of one piece and are produced in one production step. The RTC consists of a base and four sides with hinges that can be folded inward toward the base. The patent expires in 2013. The principal patent in the dry goods segment protects two main elements, a tray that can be used as the top or bottom and a collapsible frame that holds the side walls. This patent expires in 2011.

 Pallets and Industrial Containers

   We do not rely on patents or trademarks to any material degree in our pallet or industrial container operations.

Research and Development Activities

   Research and development at IFCO Systems is not a concept created by the merger. The growth of the IFCO Companies reflects a history of devotion to innovation and creativity, which has been adopted as one of our core values. We will continue to develop innovations in our products and in the way we serve our customers. In doing so, we expect to see the same success and growth as the IFCO Companies.

   We view research and development activities as three-dimensional: (1) new products and services for our current and prospective customers; (2) expansion into new regions with our existing products and services; and (3) addition of new services to our existing service offerings.

   We are focused on the creation, development, and implementation of e-logistics, a concept designed to promote the paperless flow of goods throughout the distribution chain. E-logistics uses our RTC systems to combine information flow, to a great extent facilitated by the Internet, with the physical flow of goods. We believe e-logistics enables customers and retailers to achieve additional efficiencies throughout the distribution chain. We expended approximately $1.2 million on e-logistics in the three months ended March 31, 2000.

   We are also developing our business through geographic expansion of our RTC system for European produce, primarily incurring developing expenses in North America and, to a lesser extent, South America. In addition, we are leveraging off of our expertise to develop new systems and services offerings. We are expending significant development efforts in this manner, primarily in the area of pallet systems and services in North America and dry goods systems in Europe.

   We regularly engage in research and development activities in all of our existing lines of businesses with respect to product, service, and system innovation.

Competition

 Round-trip Containers

   We believe that no other company has successfully challenged our position in Europe with respect to round-trip systems. We do, however, anticipate more aggressive challenges. The principal competitive factors are network economics, industry standards, and cost-savings. We believe that when retailers select container systems, they want to be able to choose in a competitive environment. We also believe the market position we have obtained is protected as a result of:

  . our established relationships with customers and retailers, which are maintained in part by the logistical services provided through our round-trip systems;

  . more locations to service customers and retailers where the volume of produce shipping from grower customers or to retailers creates the need; and

  .  the advantages of initial market entry.

   Our direct competitors in Europe include CHEP in many countries in Europe, Europe Pool System BV in Germany, and Steco International Plastics Logistic AG in Germany and Austria, plus four other RTC pools serving more regional markets. These seven companies have begun development of competitive container systems, but have limited customers and infrastructure at this time. In addition, agricultural cooperatives and retailers have a limited impact with their own reusable container systems.

   Our principal competition still comes from companies that are not providing round-trip systems, including manufacturers of disposable containers made from paper or wood. The majority of fresh produce is still packed in disposable containers.

   We are currently supplying RTCs for dry goods to only three principal customers.

   We believe that neither the Japanese joint venture nor the Argentine operations have any direct competitors other than the providers of traditional corrugated packaging. In the United States, we face similar competitive pressures to those in Europe, except that CHEP has a more significant presence overall in the United States than we do and represents a competitive challenge.

 Pallets

   We believe that the principal competitive factors in the pallet industry are price, quality of services, and reliability. With approximately 3,600 industry participants, the pallet industry has been, and is expected to remain, extremely fragmented and highly competitive. Though several companies have attempted to establish national pallet operations, most of our competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic area. Competition on pricing is often intense and we may face increasing competition from pallet leasing or other pallet systems providers that market to new pallet purchasers as less expensive alternatives. CHEP USA's pallet leasing system competes with new pallet sales and recycling to the grocery and wholesale distribution industries and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive and the barriers to entry in these businesses are minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to manufacture or recycle pallets at lower costs than ours. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, which could change the competitive dynamics of the industry. In the past, we have competed, and will continue to compete, with lumber mills in the sale of new pallets. These mill competitors typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste.

 Industrial Containers

   Drum reconditioning businesses generally compete with respect to three criteria: price; manufacturing responsiveness; and delivery performance. Customers typically give less than 24 hours' notice for a majority of their orders. This practice requires reconditioners to maintain flexibility in their manufacturing capacity across product lines, carry sufficient levels of inventory to meet customer demands, and develop distribution systems with rapid pick-up and delivery capabilities. Although the primary competitive criterion is price, the increasing movement toward just-in-time delivery increases the importance of customer service.

   Transportation and regulatory requirements are also key competitive factors in the drum reconditioning industry. Due to the high costs of transporting drums, the competitive range of a reconditioning facility is approximately 250 miles. In each market in which we have container operations, we face local competitors. In addition, drum reconditioning operations are subject to significant regulatory oversight, which makes it difficult to open new facilities. For instance, as previously discussed, open top drum reconditioning operations require the use of large furnaces, which require regulatory permits that are increasingly difficult to obtain. According to industry sources, less than five new furnace permits have been granted to drum reconditioners in the last ten years in the United States.

Employees

   At March 31, 2000, we had a total of approximately 4,200 full-time employees, 500 in the operation of our round-trip systems, 3,000 in our pallet operations, and 700 in our industrial container group. Approximately 300 employees of our industrial container group at three locations are covered by collective bargaining agreements. We believe that our relationship with our employees is satisfactory.

Regulation

 Round-trip Containers

   Our RTC businesses are subject to evolving environmental, health, safety, and transportation laws and regulations. In Europe, these regulations are administered by the respective government agencies and the European Union. In the United States, they are administered by the U.S. Environmental Protection Agency and various other federal, state, and local environmental, zoning, health, and safety agencies.

 Pallets

   All of our pallet businesses are subject to evolving environmental, health, safety, and transportation laws and regulations at the federal, state, and local levels. These regulations are administered by the U.S. Environmental Protection Agency and various other federal, state, and local environmental, zoning, health, and safety agencies. Many of these agencies periodically examine our pallet operations to monitor compliance with these laws and regulations.

 Industrial Containers

   Our industrial container businesses are subject to extensive regulations governing location, design, operations, monitoring, site maintenance, and corrective actions. In order to construct and operate a furnace for open top drum reconditioning, our industrial container group must obtain and maintain one or more construction or operating permits and licenses and applicable zoning approvals. Obtaining the necessary permits and approvals is difficult, time-consuming, and expensive. Maintaining the necessary permits also requires significant effort. Once obtained, operating permits are subject to modification and revocation by the issuing agency. In addition, many drums received by our industrial container group for reconditioning may have contained products classified as a solid waste, a hazardous substance or a hazardous waste by applicable laws or regulations. Our industrial container group must ensure that these drums are "empty" as determined by EPA regulations at the time they are received at its facilities. Our industrial container group does not accept drums that are not empty because they are classified as hazardous wastes and must be handled and disposed of in an expensive manner in accordance with stringent regulatory requirements.

   Compliance with current and future regulatory requirements may require us, as well as others in the steel drum reconditioning industry, to make significant capital and operating expenditures from time to time. We make a continuing effort to anticipate regulatory, political, and legal developments that might affect operations, especially the operations of our industrial container group, but we will not always be able to do so. We cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, interpreted, or enforced in the future may affect the operations of our industrial container group or other businesses. These actions could adversely affect our operations or impact our financial condition or profitability for one or more fiscal quarters or years.

   Governmental authorities have the power to enforce compliance with regulations and permit conditions, to obtain injunctions, or to impose civil or criminal penalties in case of violations. During the ordinary course of operations, our container group or our other subsidiaries may from time to time receive citations or notices of violations or orders from governmental authorities. When we receive citations or notices, our subsidiaries will work with the authorities to address their concerns. Failure to be in full compliance with applicable governmental requirements could lead to civil or criminal penalties, curtailed operations, facility closures, or the inability to obtain or retain necessary operating permits. In addition, our subsidiaries could be responsible for the remediation of an off-site source through their status as a transporter of certain chemicals.

   As a result of changing government and public attitudes in the area of environmental regulation and enforcement, we anticipate that changing requirements in health, safety, and environmental protection laws will require our container group to continually modify or replace various facilities and alter methods of operation at costs that may be substantial. Our container group incurs substantial expenditures in the operation of its businesses in order to comply with the requirements of environmental laws. These expenditures relate to waste stream containment and treatment, facility upgrades, and corrective actions. The majority of these expenditures are made in the normal course of our container group's businesses and neither materially adversely affects our profitability nor places us at any competitive disadvantage. Although, to our knowledge, we are currently in compliance in all material respects with all applicable federal, state, and local laws, permits, regulations, and orders affecting our operations where noncompliance would result in a material adverse effect on our financial condition, results of operations, or cash flows, we cannot assure you that we will not have to expend substantial amounts for environmental matters in the future.

   Our container group expects to grow in part by acquiring other existing drum reconditioning operations. Although we conduct due diligence investigations of the past waste management practices and the environmental condition of the businesses that our container group acquires, we cannot assure you that, through our investigation, we will identify or quantify all potential environmental problems or risks. As a result, our industrial container group may have acquired, or may in the future acquire, properties that have environmental problems and related liabilities. We seek to mitigate these risks by obtaining environmental representations and indemnities from the sellers of the acquired businesses or by requiring remediation of known environmental contamination before acquisition. We cannot, however, assure you that we will be able to rely on any of these actions if an environmental liability exists.

   Federal Statutes and Regulation. The primary U.S. federal statutes affecting our businesses are summarized below. These statutes regulate the discharges of hazardous substances and waste to the air and water and related permits, as well as handling and disposal practices for solid and hazardous wastes.

   The Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, and its implementing regulations establish a framework for regulating the handling, transportation, treatment, and disposal of hazardous and nonhazardous waste. They also require states to develop programs to ensure the safe disposal of solid waste in landfills. Container residues may be hazardous waste under the Resource Conservation and Recovery Act or the corresponding state regulations and as such require special handling, transporting, storing, and disposal of not only the residues but also the containers. We, as well as other entities with drum reconditioning operations, could incur significant costs in complying with these regulations; however, we do not believe that the costs of complying with these standards will have a material adverse effect on our operations.

   The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment and the recovery of natural resource damages. Courts have interpreted CERCLA to impose strict, retroactive, joint and several liability for the costs of cleanup and for damages to natural resources upon the present and former owners or operators of facilities or sites from which there is a release or threatened release of hazardous substances with limited defenses. Generators of hazardous substances and transporters are also strictly liable. As a practical matter, at sites where there are multiple responsible parties for a cleanup, the costs of cleanup are typically allocated according to a volumetric or other standard among the parties. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. Also, CERCLA imposes substantial penalties for failure to report the release of a hazardous substance.

   Liability under CERCLA is not dependent upon the intentional disposal of hazardous wastes, as defined under the Resource Conservation and Recovery Act. Liability can be imposed upon the release or threatened release, even as a result of lawful, unintentional, and non-negligent action, of any one of more than 700 hazardous substances, including very small quantities of these substances. CERCLA requires the EPA to establish a National Priorities List of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup. Because of the extremely broad definition of hazardous substances, other industrial properties with which our subsidiaries or their predecessors have been, or with which they may become, associated as an owner or operator may subject our subsidiaries to liability under CERCLA. Consequently, if there is a release or threatened release of these substances into the environment from a site currently or previously owned or operated by one of our subsidiaries, we could be liable under CERCLA for the cost of removing these hazardous substances at the site, remediation of contaminated soil or groundwater, and damages to natural resources, even if those substances were deposited at the facilities before our subsidiaries acquired or operated them.

   The Federal Water Pollution Control Act of 1972, or Clean Water Act regulates the discharge of pollutants into streams, rivers, lakes, or the ocean from a variety of sources, including nonhazardous solid waste disposal sites. The Clean Water Act also regulates storm water runoff and indirect discharge. Our subsidiaries are required to apply for and obtain discharge permits, conduct sampling and monitoring, and, under some circumstances, reduce the quantity of pollutants in those discharges. The Clean Water Act provides civil, criminal, and administrative penalties for violations of its provisions.

   The Clean Air Act provides for the federal, state, and local regulation of the emission of air pollutants. These regulations impose emission limitations and monitoring and reporting requirements on several of our operations, including the operations of our industrial container group's open top drum reconditioning furnaces. The costs of compliance with the Clean Air Act permitting and emission control requirements are not anticipated to have a material adverse effect on us.

   State and Local Regulation. The states in which we operate have their own laws and regulations that may be more strict than comparable federal laws and regulations governing hazardous and nonhazardous solid waste disposal, water and air pollution, releases, and cleanup of hazardous substances and related liability. The states also have adopted regulations governing the permitting and operation of furnaces, including those used in the open top drum reconditioning operations of our industrial container group. Our industrial container group's facilities and operations are likely to be subject to many, if not all, of these types of requirements.

   Environmental Proceedings. Our subsidiaries are currently parties to the following judicial or administrative proceedings with respect to environmental matters.

   Zellwood Superfund Site. In February 1998, one of our wholly owned subsidiaries acquired Drum Service Co. of Florida, a steel drum reconditioning company with a facility in Florida. In 1982, Drum Service was notified by the EPA and the Florida Department of Environmental Regulation that Drum Service had been identified as a potentially responsible party with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida. The Zellwood Site was designated a Superfund environmental clean-up site after the Florida Department discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. We believe that Drum Service and its former shareholders were among approximately 25 entities and individuals identified as potentially responsible parties by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to Drum Service and the other potentially responsible parties regarding the Zellwood Site. Those orders and notices demanded reimbursement from the potentially responsible parties of approximately $2.0 million of the EPA's costs related to the Zellwood Site and requested the potentially responsible parties to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil and the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. The EPA currently estimates that the total cost will be approximately $6.6 million. Drum Service and the other potentially responsible parties did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing its previous order.

   On June 12, 1998, a suit was filed by the EPA in United States District Court in Orlando, Florida, against Drum Service and certain other potentially responsible parties with respect to the Zellwood Site. The EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

   Drum Service has maintained comprehensive general liability insurance coverage over the past 25 years and has notified various insurers of the EPA's claims regarding the Zellwood Site. A number of those relevant insurance policies did not contain an exclusion for pollution. Drum Service has notified the insurers that issued these policies of the EPA's claims regarding the Zellwood Site and the commencement of the lawsuit. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred at that time in dealing with the EPA and the Florida Department. Drum Service has identified other umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. The insurer has now agreed to pay Drum Service's legal fees and expenses in defending the EPA's lawsuit and to reimburse Drum Service for past legal fees and expenses. In addition, the former shareholders of Drum Service have a written agreement with Drum Service and PalEx to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed Drum Service's and PalEx's insurance recoveries.

   Drum Service is vigorously defending the lawsuit and intends to continue to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of Drum Service under the EPA's lawsuit, the amount of recoveries from other potentially responsible parties or the insurance coverage, or the amount of insurance recoveries, we believe that Drum Service's insurance coverage, recoveries from other potentially responsible parties, and the obligations of Drum Service's former shareholders will be adequate to cover any liability or expenses of Drum Service arising from the lawsuit.

Risk Factors

 The operational and financial benefits expected from the merger may not be realized

   Schoeller Industries and PalEx entered into the merger agreement with the expectation that the merger would produce substantial operational and financial benefits for both the IFCO Companies and PalEx, including the use of PalEx's North American infrastructure to accelerate the expansion of the IFCO Companies' business in the United States. The integration of two large companies, incorporated in different countries, with geographically dispersed operations, and with significant differences in business plans, business cultures, and compensation structures, presents significant challenges and will require substantial attention from management. The diversion of management's attention and any difficulties encountered in the transition and integration process could reduce revenues, increase levels of expenses, and impair operating results of the combined company. In addition, we may not be successful in using the PalEx North American locations in connection with the IFCO Companies' U.S. business.

 Our growth strategies may not be achieved

   We expect to grow both internally and through acquisitions and alliances. We expect to spend significant time and effort in evaluating, completing, and integrating acquisitions. Acquisitions may involve a number of operational risks, including:

  . integration of acquisitions may not be successful or may not be possible without substantial costs, delays, or other problems, in either case reducing any positive impact on our revenues and profitability or actually decreasing profitability;

  . adverse short-term effects on reported operating results, which will result in lower profitability;

  . diversion of management's attention from operations, which could result in decreased profitability or limit internal growth; and

  . dependence on retention, hiring, and training of key personnel, which may impair our ability to integrate acquisitions successfully or may prevent us from seizing future growth opportunities, both internally and through acquisitions.

   To the extent we are unable to manage our growth effectively, or are unable to attract and retain qualified management, our ability to grow or maintain our level of revenues and profitability, or to implement our business plan, could be materially limited.

   In addition, we may not be able to identify or acquire additional businesses. We could also experience increased competition for acquisitions of desirable companies, which could increase the amounts paid for acquisitions or reduce the number of acquisition candidates, resulting in reduced growth opportunities.

 Our business models may not succeed in new markets

   Our business plans rely on duplicating our business models in new markets, including the United States. Our business models may not be successfully duplicated in these new markets.

 Our international operations may prove more difficult or costly than our domestic operations

   Since we have significant operations outside of Germany and the United States, we are subject to the risks associated with cross-border business transactions and activities. These risks principally relate to delayed payments from customers in some countries or difficulties in the collection of receivables generally. Political, legal, trade, or economic changes or instability could limit or curtail our business activities and operations in Eastern Europe, Asia, and South America. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls could limit operations and make the distribution of products difficult. In addition, the uncertainty of the legal environment in these areas could limit our ability to effectively enforce our rights.

 We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates

   As a consequence of the global nature of our business, we are exposed to increases in interest rates and changes in foreign currency exchange rates, which may result in decreased profitability. We seek to minimize these risks through regular operating and financing activities and, when appropriate, through the use of currency and interest rate hedges and similar financial instruments, although these measures may not be implemented or be effective. We are also exposed to risks from changes in foreign currency exchange rates as a result of our financial reporting in U.S. dollars.

 We are dependent on extensive capital investment, which may not be readily available

   Our business plan calls for extensive capital investment. We may be unable to obtain sufficient capital resources to finance our operations. A lack of capital or an increase in the cost of capital may prevent us from achieving our growth plans and our financial objectives.

 We are dependent on our relationships with a small number of large retailers

   We are dependent on our relationships with a small number of large retailers. Our inability to maintain these relationships or cultivate new relationships on similar terms will impair our ability to remain competitive in the markets in which we operate. The loss of one or more of these relationships would have a negative impact on our revenues and profitability.

 Our level of debt could prevent us from fulfilling our obligations under the notes

   As of March 31, 2000, we had approximately $242.4 million of net debt, including capital leases, representing approximately 42% of total capitalization. Our level of debt may have important consequences to you. For example it could:

  . limit our ability to obtain additional financing for acquisitions, working capital, capital expenditures, or other purposes;

  . require us to dedicate a substantial portion of our cash flow to pay our interest expense and debt amortization, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt;

  . increase our vulnerability to general adverse economic and industry conditions; and

  . make it more difficult for us to satisfy our obligations with respect to the notes.

 The risks described above could increase if we borrow more money through our new senior credit facility

   Despite our level of debt, our new senior credit facility and the indenture governing the notes permit us to borrow additional money. If we borrow more money, as we intend to do in order to make acquisitions and capital improvements, the related risks described above could be significantly increased.

 Restrictions and covenants in our debt agreements limit our ability to take certain actions and perform some corporate functions

   Our debt agreements, which consist of the indenture governing the notes and the credit agreement and any ancillary agreements governing the new senior credit facility, contain a number of significant covenants that, among other things, limit our ability to:

  .  incur additional debt or liens;

  .  pay dividends or make other restricted payments;

  . make investments including the repurchase or redemption of either capital stock or the notes;

  .  consummate asset sales;

  .  enter into transactions with affiliates;

  . issue capital stock of a subsidiary or create dividend or other payment restrictions with respect to subsidiaries;

  . consolidate or merge with any person or transfer or sell all or substantially all of our assets;

  .  make capital investments; and

  .  alter our conduct.

   In addition, the new senior credit facility requires us to comply with specific financial ratios and tests, under which we are required to achieve specific financial and operating results. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants would result in a default under the new senior credit facility.

 Weather conditions may reduce demand for our services and products

   We provide a significant portion of our services and products to customers who ship agricultural products. Severe weather, particularly during the harvesting seasons, may cause a reduction in demand from agricultural customers, lowering our revenues and profitability. For example, a heavy freeze that damages citrus or other produce crops could have a significant negative impact on our financial condition and results of operations.

 Our operating results may fluctuate significantly due to seasonal factors

   Our businesses are subject to seasonal variations in operations and demand. Our operations experience the greatest demand for RTCs, new pallets, and reconditioned industrial containers during the citrus and produce harvesting seasons, generally October through May, with significantly lower demand from the citrus and produce industries in the summer months. Moreover, yearly results can also fluctuate significantly. Fluctuations are the result of the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of inclement weather. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

 Our cost of goods sold may be subject to increases because of unmanageable changes in the cost or availability of lumber, the largest raw material cost for pallets

   The largest component of cost of goods sold for our wooden pallets is lumber. Any increase in the cost of lumber or decrease in the availability of lumber will materially increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers. We, however, may be limited in how much of a cost increase, if any, we are able to pass along to customers or how quickly we are able to pass along a cost increase to customers. In addition, increases in prices may result in a decrease in sales. The majority of the lumber used in the pallet industry is hardwood, which is only grown in some regions of the United States.

   If the demand for lumber is greater than the supply, the price will increase and our cost for lumber will increase. The factors affecting supply and demand are outside our control, including:

  . competing demand from other pallet manufacturers and other industries that use similar grades and types of lumber;

  . governmental limits on logging on public lands or for environmental reasons; and

  . governmental agreements limiting lumber imports into the United States or Canada.

   Since lumber is difficult to harvest in adverse weather, adverse weather may also decrease the supply, resulting in price increases. We may not be able to secure adequate lumber supplies in the future at prices we consider reasonable.

 Our RTC business competes in a highly competitive industry, which may limit our business prospects

   We face competition in all geographic markets and each industry sector in which we operate. We expect aggressive competition from packaging industry companies. We also face aggressive competition from the traditional packaging industry. In addition, relatively few barriers prevent entry into the traditional packaging and pallet industries. The effect of this competition could reduce our revenues, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

 Our markets for pallet manufacturing and recycling services and industrial container reconditioning services are highly competitive, which may limit our ability to grow or maintain profitability

   The markets for pallet manufacturing and recycling services and drum reconditioning services are highly fragmented and competitive. As a result, competition on pricing is often intense. Competition for customers and competitive pricing pressure holding down prices may limit our ability to grow or maintain profitability.

 Our pallet manufacturing operations may also be subject to competition from lumber mills, which could decrease our profitability

   We often compete with lumber mills in the sale of new pallets. These mill competitors typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste. As a result, they are able to manufacture and sell low-cost pallets. This depresses pallet prices overall, which could decrease our profitability.

 Our pallet manufacturing and recycling operations are subject to competition from larger competitors, which may limit our ability to grow or maintain revenues and profitability

   Other companies with significantly greater capital and other resources than our capital and resources may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, which could place us in direct competition with these larger companies in the markets for new and recycled pallets. Increased competition from large competitors could reduce our revenues through loss of customers or competitive pricing pressures. Decreases in revenues could have a corresponding effect on profitability.

 Our pallet operations face competition from other pallet alternatives, which could limit or decrease revenues and profitability

   Our new and recycled pallet operations face competition from pallet leasing or other pallet systems providers, which are marketed as less expensive or otherwise more favorable alternatives to new pallet purchasers. Pallet leasing competes currently with new and recycled pallet sales to the grocery and wholesale distribution industries and may expand into other industries in the future. CHEP, with significantly greater resources than us, is currently the dominant pallet leasing company in the world. Other pallet systems may include pallets fabricated from non-wooden components like plastic as cost-effective, durable alternatives to wooden pallets. Increased competition from pallet leasing companies or providers of other alternatives could make it more difficult for us to attract and retain customers or force us to reduce prices. As a result, revenue growth may be limited or may decrease with corresponding effects on our profitability.

 We are controlled by a limited number of shareholders, which limits the ability of the public shareholders to influence our affairs

   Christoph and Martin Schoeller, through Schoeller Industries and/or affiliates and Schoeller Holding, beneficially own, excluding options, approximately 47.0% of our outstanding ordinary shares. The Schoellers are able to influence our business, policies, and affairs and may be able to block approval of any proposed merger, combination, or sale of substantially all our assets. Because they have the largest beneficial ownership, the Schoellers may legitimately seek to preserve their control and may not have the same interest as smaller shareholders in pursuing strategic investments or business combinations if the result would be a decrease in control or would cause us no longer to exist as a separate entity.

 Christoph Schoeller does not devote his full time to IFCO Systems, which may impair our business prospects

   Under the terms of a management agreement with IFCO Europe, Schoeller Industries provides administrative and management services, but Christoph Schoeller, who is Chairman of our board of directors, does not devote to us his full working time. Because of other Schoeller family business interests, Christoph Schoeller will continue to be unable to devote his undivided attention to our operations and management. This may impede our management and operations and limit the growth prospects for our business.

 We have potential exposure to environmental liabilities, which may increase costs and lower profitability

   Our operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage, and air quality. As a result of past and future operations at our subsidiaries' facilities, we may be required to incur remediation costs and other related expenses. In addition, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may not be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. One of our subsidiaries currently has potential exposure to environmental liabilities as a result of contaminations at the Zellwood Groundwater Contamination Site in Orange County, Florida. For a description of the potential exposure, see "Description of Business--Regulation--Industrial Containers." Environmental liabilities incurred by us or our subsidiaries, if not covered by adequate insurance or indemnification, will increase our costs and have a negative impact on our profitability.

 We may not be able to negotiate with union employees and may be subject to work stoppages

   Approximately 300 employees of our industrial container group are members of various labor unions. If we are unable to negotiate acceptable contracts with these unions as existing agreements expire, strikes or other work stoppages by the affected workers could occur and increased operating costs due to higher wages or benefits paid to union members may result. If the unionized employees engage in a strike or other work stoppage, or other employees become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs. This could result in decreased revenues and/or lower profitability than otherwise could have been achieved.

 Protecting securityholders rights may prove more difficult and costly than in a U.S. corporation

   Our corporate affairs are governed by our articles of association and by the laws of the Netherlands. The rights of our securityholders and creditors and the responsibilities of directors on our board of directors, some of whom may reside outside of the United States, are different than those established under the laws of Delaware or other U.S. jurisdictions. Therefore, our public securityholders may have more difficulty and be subject to higher costs in protecting their interests in the face of actions by our management, the board of directors, or controlling securityholders than they would as securityholders of a corporation incorporated in Delaware or other U.S. jurisdictions. This may include difficulty in effecting service of process within the United States upon us or those persons, or enforcing, in courts outside of the United States, judgments against us or those persons obtained in U.S. courts and based upon the civil liability provisions of the federal securities laws of the United States. Furthermore, since a substantial portion of our assets will be located outside of the United States, any judgment obtained in the United States against those persons or us may not be collectible within the United States. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

 The market price of, and trading volumes in, our ordinary shares may be volatile

   The market price of our ordinary shares may be significantly affected by, among others, the following factors:

  .  our actual or anticipated results of operations;

  . new services or products offered, or new contracts entered into, by us or our competitors;

  .  changes in, or our failure to meet, securities analysts' expectations;

  .  legislative and regulatory developments affecting our businesses;

  .  developments and technological innovations in our businesses;

  .  general market conditions and other factors beyond our control.

   U.S. and non-U.S. stock markets have periodically experienced significant price and volume fluctuations. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our ordinary shares.

 We do not intend to pay cash dividends for the foreseeable future

   We intend to retain our earnings for continued development of our businesses and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In addition, the new senior credit facility and the indenture governing the notes include, and any additional credit facilities obtained in the future may include, restrictions on our ability to pay dividends.

Item 2.  Description of Property

   We believe that our properties are generally adequate for our present needs. Further, we believe that suitable additional or replacement space will be available when required.

   Our interests in our owned and leased properties are pledged as security for the repayment of amounts due under our new senior credit facility.

 Round-trip Containers

   As of December 31, 1999, we operated 62 container depots in connection with our European operations. The European RTC depots, which are leased, are located in the following countries:

     Austria (3)
     Belgium (2)
     Cyprus (1)
     Denmark (5)
     France (14)
     Germany (9)
     Greece (1)
     Italy (11)
     Netherlands (1)
     Norway (7)
     Spain (3)
     Switzerland (1)
     Turkey (1)
     United Kingdom (3)

   Through our operations outside of Europe, our round-trip systems operations are operated from 28 leased depot facilities in the following countries:

     Argentina (6)
     Japan (11)
     United States (11)

 Pallets and Industrial Containers

   As of December 31, 1999, we operated 60 pallet facilities and 12 drum reconditioning facilities in 24 states in the United States and seven Canadian provinces. We own 25 of these facilities and lease 47. Most of our facilities offer more than one pallet-related or drum-related service. Our corporate office in Houston, Texas is leased. The chart below summarizes the locations of our pallet and industrial container facilities:

                                                                       Number of
                     Total Number Number of  Number of  Number of Drum   Pallet
                          of      New Pallet Recycling  Reconditioning  Leasing
 State or Province    Facilities  Facilities Facilities   Facilities   Facilities
 -----------------   ------------ ---------- ---------- -------------- ----------
 Alberta...........        2                                                2
 Arizona...........        2           1          1
 Arkansas..........        3           2          1
 British Columbia..        1                                                1
 California........        4           2          1            1
 Colorado..........        1                                   1
 Florida...........        4           1          1            2
 Georgia...........        4           3                       1
 Illinois..........        2                                   2
 Indiana...........        1           1
 Kansas............        1                                   1
 Maine.............        1           1
 Manitoba..........        1                                                1
 Minnesota.........        1                                   1
 Mississippi.......        1           1
 Missouri..........        1                      1
 New Brunswick.....        1                                                1
 North Carolina....        6           5                       1
 Ohio..............        4           2          2
 Oklahoma..........        1           1
 Ontario...........        2                                                2
 Pennsylvania......        2                      2
 Quebec............        1                                                1
 Saskatchewan......        2                                                2
 South Carolina....        1                      1
 Tennessee.........        3           2          1
 Texas.............       13           4          9
 Utah..............        1                                   1
 Virginia..........        1                      1
 Washington........        1                                   1
 Wisconsin.........        3           3

Item 3.  Legal Proceedings

   From time to time, we may be a party to various legal proceedings arising in the ordinary course of business. Most of that litigation involves claims for personal injury or property damage incurred in connection with our operations. We believe that none of these actions will have a material adverse effect on our financial condition or results of operations.

   On June 12, 1998, a suit was filed by the EPA in United States District Court in Orlando, Florida, against Drum Service and other potentially responsible parties with respect to the Zellwood Site. The EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs. See "Description of Business--Regulation--Industrial Containers."

Item 4.  Control of Registrant

   The following table sets forth as of May 24, 2000, the beneficial ownership of our ordinary shares, by each person who, to our knowledge, beneficially owned more than 10% if our ordinary shares and all of our directors and executive officers as a group.

   Except as indicated, beneficial ownership includes the sole power to vote and to dispose of our ordinary shares. If a person has the right to acquire beneficial ownership of any shares by exercise of options within 60 days after May 24, 2000, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our ordinary shares that person owns. These shares are not included in the computations for any other person.

                                                         Beneficial Ownership
                                                         ---------------------
                Name of Beneficial Owner                   Shares   Percentage
                ------------------------                 ---------- ----------
Christoph Schoeller (1)................................. 20,771,500    48.0%
Martin A. Schoeller (1)................................. 20,771,500    48.0%
All directors and executive officers as a group (12
 persons)(2)............................................ 22,318,852    50.3%

--------
(1) The listed ordinary shares are owned directly by Schoeller Holding, which is owned 75.95% by Schoeller Industries and 24.05% by Gebruder Schoeller. Schoeller Industries and Gebruder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller, Andrea Schoeller, and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of Schoeller Holding, Schoeller Industries, Schoeller Holdings GmbH, which directly owns the shares of Schoeller Industries, and Gebruder Schoeller. Includes (a) 1,900,000 ordinary shares beneficially owned by Andrea Schoeller, Christoph Schoeller's wife, and (b) 2,000,000 ordinary shares beneficially owned by Schoeller KG, which is beneficially owned by Alexander Schoeller and Leopold Schoeller, the children of Martin Schoeller. Christoph Schoeller and Martin Schoeller disclaim beneficial ownership of the ordinary shares beneficially owned by Andrea Schoeller and by Schoeller KG. Each of Christoph and Martin Schoeller have been granted options to purchase 771,500 IFCO ordinary shares that are fully exercisable.

(2) Includes (a) a total of 3,901,131 ordinary shares with respect to which the director or executive officer disclaims beneficial ownership and (b) options to purchase a total of 1,843,000 ordinary shares that are exercisable within 60 days of May 24, 2000. Excludes options to purchase a total of 1,396,805 ordinary shares that are not exercisable.

Item 5.  Nature Of Trading Market

   Our ordinary shares have been listed on the SMAX segment of the Amtlicher Handel of the Frankfurt Stock Exchange since our IPO on March 6, 2000, under the symbol "IFE." Our ordinary shares held by U.S. investors, also referred to as New York shares, are also traded on the Nasdaq National Market, under the symbol "IFCO."

   The following table lists the high and low sales prices for our ordinary shares for the periods indicated:

                       Frankfurt Stock Exchange                   High     Low
                       ------------------------                  ------- -------
      First quarter 2000 (beginning March 6, 2000).............. 38.0000 22.4000
      Second quarter 2000 (through May 31, 2000)................ 28.1000 20.2000
                        Nasdaq National Market                    High     Low
                        ----------------------                   ------- -------
      First quarter 2000 (beginning March 6, 2000).............. 30.6250 20.2500
      Second quarter 2000 (through May 31, 2000)................ 24.9375 18.0000

   On May 31, 2000, the closing price of our ordinary shares on the Frankfurt Stock Exchange was (Euro)24.00 per share, or $22.39, and the closing price on the Nasdaq National Market was $22.875 per share.

   As of May 31, 2000, 6,364,826 of the outstanding ordinary shares were held in the United States, or included on our New York register, by 44 holders of record and approximately 1,800 beneficial owners.

 The Frankfurt Stock Exchange

   The Frankfurt Stock Exchange is operated by Deutsche Borse AG and is the most significant of the eight German Stock exchanges. It accounts for more than 75% of the volume of traded shares in Germany. The total volume of equities traded on the Frankfurt Stock Exchange in 1999 was approximately
(Euro)4.0 trillion, based on the Frankfurt Stock Exchange's practice of recording the sale and purchase components involved in any trade as separate transactions, for both equity and debt instruments. Currently, the Frankfurt Stock Exchange is the third largest stock exchange in the world behind the New York Stock Exchange and The Nasdaq Stock Market based on trading volume. Approximately 4,500 equity securities are listed on the Frankfurt Stock Exchange.

   The Frankfurt Stock Exchange has four basic segments:

     1. Amtlicher Handel, the Official Market;

     2. Geregelter Markt, the Regulated Market;

     3. Freiverkehr, the Over-the-Counter Segment; and

     4. Neuer Markt, the New Market.

   The London Stock Exchange and Deutsche Borse have announced their plan for a merger of equals to create a new company, which will be called iX. In addition, iX and The Nasdaq Stock Market have signed a memorandum of understanding to create a pan-European, high growth market. Deutsche Borse believes that iX will be the largest European stock market, with 53% of the trading volume. Upon completion of the merger, iX will consist of all of the London Stock Exchange's and Deutsche Borse's businesses, except for Deutsche Borse's interest in Clearstream Banking AG. iX will be based in an managed from London with major operations in Frankfurt.

   Amtlicher Handel. The Amtlicher Handel is the first segment of the stock exchange with all officially listed securities. The DAX is the index of the 30 most actively traded domestic Amtlicher Handel equities. As of June 12, 2000, the DAX was 7,235.64.

   SMAX. Due to the focus of investors on the Large DAX values, in April 1999, Deutsche Borse created the Small Caps Exchange, or SMAX, as an additional segment, to improve the position of established small and medium-sized companies from traditional industries. The requirements of the SMAX are a free float of shares of at least 20%, one designated sponsor, acceptance of the German take-over code, quarterly reporting, disclosure of share ownership of board members and executive officers, and at least one analyst presentation per year, to ensure transparency and high liquidity. Each equity listed on the SMAX is required to have at least one designated sponsor who acts as financial intermediary furnishing liquidity by, either voluntarily or on request, posting bid and offer limits. The Frankfurt Stock Exchange believes this activity enhances trading results in the narrowing of bid/offer spreads. Participation in SMAX requires admission to trading on the Amtlicher Handel or the Regulated Market, a less prominent market segment. A company listed on the SMAX cannot be included on the DAX or listed on the Neuer Markt. As of May 31, 2000, 122 equities were listed on the SMAX with a market capitalization of (Euro)18.9 billion.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

   There are currently no limitations, either under the laws of the Netherlands or in the articles of association of IFCO Systems, to the rights of non-residents of the Netherlands to hold or vote the ordinary shares. Cash distributions, if any, payable in guilders or ordinary shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes any payments and transactions must be reported to the Dutch Central Bank. Cash distributions, if any, on New York shares will be paid in U.S. dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of directors in accordance with IFCO Systems' articles of association. We have no current intention to pay dividends on our ordinary shares in the foreseeable future.

Item 7.  Taxation

Netherlands Taxation

   The following is a summary of the material tax consequences under the laws of the Kingdom of the Netherlands to an owner of IFCO Systems ordinary shares who is deemed to be a citizen or resident of the United States for purposes of the relevant tax codes and is a nonresident for Dutch Tax purposes. This summary is not a complete analysis or listing of all the possible tax consequences and does not address all tax considerations that may be relevant to all categories of owners of IFCO Systems ordinary shares, some of whom may be subject to special rules. This summary is based upon current Netherlands tax law, which may change from time to time.

   Shareholders should consult their own tax advisor with respect to the tax consequences of the ownership and disposition of IFCO Systems ordinary shares based upon their particular circumstances.

 Netherlands Dividend Withholding Tax

   Under Netherlands domestic law, dividend distributions by IFCO Systems are generally subject to withholding tax at a rate of 25%. These dividend distributions include dividends in cash or in kind, constructive dividends, and liquidation and repurchase proceeds in excess of recognized paid-in capital, as determined according to Dutch tax law. Stock dividends are also subject to Netherlands withholding tax unless they are distributed out of IFCO Systems' paid-in capital as recognized for Netherlands tax purposes.

   Under the treaty with the United States, however, dividends paid by IFCO Systems to a resident of the United States are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or 5% if the beneficial owner is a U.S. corporation owning at least 10% of the voting power of IFCO Systems. To be eligible for the reduction, an IFCO Systems shareholder must not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which the IFCO Systems ordinary shares are attributable. The treaty with the United States provides for a complete exemption for dividends received by exempt organizations and exempt pension trusts.

 Certification Procedure to Obtain the 15% Rate

   A shareholder that claims the reduced withholding or an exemption from withholding must first complete and file a Form IB 92 U.S.A. with the Netherlands tax authority. A copy should also be filed with the IRS. In order to apply for the reduction or an exemption upon the receipt of dividends, the shareholder should present the form to the payor. If a person claims a refund, this form must be filed with the Netherlands tax authority within three years after the end of the calendar year in which the tax was levied. The person making the claim must describe the circumstances that prevented applying for the reduction or exemption upon receipt of the dividends. Qualifying U.S. exempt organizations or exempt pension trusts subject to the 25% withholding rate must seek a full refund of the tax withheld by using a Form IB 95 U.S.A.

 Netherlands Income Tax and Corporate Income Tax

   In general, a nonresident shareholder will not be subject to Netherlands income tax, other than withholding tax, with respect to dividends distributed by IFCO Systems on the IFCO Systems ordinary shares. In addition, a non-resident shareholder is not generally subject to Netherlands income or withholding tax on gain on the sale or disposition of IFCO Systems ordinary shares to persons other than IFCO Systems or its direct and indirect subsidiaries. These general rules are applicable as long as the nonresident shareholder:

  . does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which the IFCO Systems ordinary shares are attributable;

  . does not carry out and has not carried out employment activities in the Netherlands with which the holding of the IFCO Systems ordinary shares is connected;

  . is not a resident or a deemed resident of the Netherlands for Netherlands tax purposes; and

  . does not have a direct or indirect or deemed substantial interest in the share capital of IFCO Systems or, if such shareholder does not have such an interest, it forms part of the assets of an enterprise according to the Netherlands tax principles.

In general, a substantial interest will exist if the nonresident shareholder, alone or together with his or her spouse, holds either directly or indirectly, a participation interest in, or right to acquire at least 5% of the issued shares of any class of shares of IFCO Systems or holds, either directly or indirectly, profit sharing rights representing entitlement to at least 5% of the annual profit of IFCO Systems or of the liquidation proceeds. A deemed substantial interest will be present if all or part of a substantial interest has been disposed of, or is deemed to have been disposed of, under a roll-over facility.

   Under most tax treaties, the Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless additional conditions are met. Under the U.S. tax treaty, the Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless (in the case of an individual shareholder):

  . the shareholder, alone or with specified relatives, owns at least 25% of any class of shares at the time of the alienation; and

  . the shareholder has, at any time during the previous five years, been a resident of the Netherlands.

 Netherlands Net Wealth Tax

   A nonresident shareholder who is an individual is not subject to Netherlands net wealth tax with respect to the IFCO Systems ordinary shares, provided that the nonresident shareholder does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which the shares are attributable. Corporations are not subject to Netherlands net wealth tax.

 Netherlands Gift and Inheritance Tax

   No Netherlands gift or inheritance tax will arise as a result of the gift of the IFCO Systems ordinary shares by, or on the transfer of the IFCO Systems ordinary shares at the death of, a nonresident shareholder who is an individual, unless:

  . the shareholder is a resident or a deemed resident of the Netherlands for tax purposes; or

  . the IFCO Systems ordinary shares are attributable to a permanent establishment or a permanent representative of the shareholder in the Netherlands.

 Bill on the New Netherlands Income Tax Act 2001 and Bill on the Netherlands Act establishing the Income Tax Act 2001

   On February 1, 2000 the Lower Chamber of Netherlands Parliament adopted a legislative proposal to amend the Income Tax Act. After approval by the Upper Chamber, the New Income Tax Act will in principle come into effect on January 1, 2001. The proposal will substantially change the taxation of investment income for Netherlands resident individual shareholders not holding a substantial interest. They will not be taxed on dividends and capital gains actually received but will be taxed based on a fictitious yield. The fictitious yield is 4% of the average market value of the ordinary shares minus associated debt, which is taxed at a flat rate of 30%. The Netherlands income tax position for non-resident individuals holding IFCO Systems ordinary shares should in principle remain unaltered. The net wealth tax will be abolished.

   In some cases, an individual who was previously a resident of the Netherlands may be deemed to continue to be a resident at the time of the gift or death. Corporations are not subject to Netherlands gift or inheritance tax.

United States Taxation

   The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership, and disposition of the IFCO Systems ordinary shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with U.S. holders that will hold the ordinary shares as capital assets and does not address the tax treatment of U.S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold the ordinary shares as part of an integrated investment, including a straddle, comprised of shares and one or more other positions, persons whose functional currency is not the U.S. dollar, and holders of 5% or more of the voting shares of IFCO Systems. The summary is based on the U.S./NL Income Tax Treaty and the tax laws of the United States and the Netherlands in effect on the date of this prospectus, which are subject to change. Shareholders should consult their own advisors as to the tax consequences of the purchase, ownership, and disposition of the shares in light of their own particular circumstances, including the effect of any state, local, or other national laws.

 Taxation of Dividends

   Distributions paid out of IFCO Systems' current or accumulated earnings and profits, as determined under U.S. federal income tax principles, in respect of the ordinary shares, including the amounts withheld in respect of Netherlands withholding tax, generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. In addition, dividends would generally be subject to the separate foreign tax credit limitation applicable to passive income.

   Subject to generally applicable limitations and the discussion below, Netherlands withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability or, at a U.S. holder's election, may be deducted in computing taxable income. Under rules enacted or announced in 1997, foreign tax credits will not be allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial in relation to the foreign tax credits claimed. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

 Taxation of Capital Gains

   Gains or losses realized by a U.S. holder on the sale or other disposition of the ordinary shares generally will be treated for U.S. federal income tax purposes as capital gains or losses and generally will be long-term gains or losses if the ordinary shares have been held for more than one year. Long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. Gain, if any, realized by a U.S. holder on the sale or other disposition of the ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

 Non-U.S. Holders

   A holder of the ordinary shares that is, with respect to the United States, a foreign corporation or a nonresident alien individual, generally will not be subject to U.S. federal income or withholding tax on dividends received on the ordinary shares unless the dividend income is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. A non-U.S. holder of shares will not be subject to U.S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of the ordinary shares, unless (1) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or (2) if realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met.

 U.S. Backup Withholding

   A U.S. holder may be subject to backup withholding at the rate of 31% with respect to payments of dividends or proceeds from a sale of the ordinary shares, unless the U.S. holder (1) is a corporation or other exempt recipient, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. holder's U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in some circumstances, be required to comply with information and identification procedures in order to prove this exemption.

Item 8.  Selected Financial Data

IFCO Systems

   The selected historical financial information presented below for, and as of the end of, each of the years in the three years ended December 31, 1999, is derived from IFCO Systems' audited combined and consolidated financial statements, which were audited by PwC Deutsche Revision AG, independent accountants. The selected historical financial information for, and as of the end of, the year ended December 31, 1996, is derived from IFCO Systems' unaudited combined and consolidated financial statements. No selected financial information has been presented as of and for the year ended December 31, 1995. Financial information for this year is unavailable since no consolidated financial information for IFCO Europe was prepared for this year. Further, financial information for this year was prepared for the individual IFCO Companies in accordance with German GAAP, which differs significantly from U.S. GAAP. The selected historical financial information is not necessarily indicative of the future results of operations of IFCO Systems. IFCO Systems' financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP. You should read this selected historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined and consolidated financial statements included in this report.

                                    Year Ended December 31,
                            -----------------------------------------
                               1996       1997       1998      1999
                            ----------- ---------  --------  --------
                                        (dollars in thousands)
                            (unaudited)
Statement of Operations
 Data:
Revenues...................  $122,959    $118,546  $136,176  $154,726
Cost of sales..............   118,354      99,622   106,218   124,485
                             --------   ---------  --------  --------
Gross profit...............     4,605      18,924    29,958    30,241
Selling, general and
 administrative expenses...    21,798      18,328    24,289    24,511
Merger and integration
 costs.....................       --          --        --      3,519
Amortization of goodwill...       236         675       383       289
Other operating (income),
 net.......................    (5,371)       (840)     (864)     (639)
                             --------   ---------  --------  --------
Income (loss) from
 operations................   (12,058)        761     6,150     2,561
Net interest cost..........    (7,751)    (10,415)  (10,494)  (11,934)
Other income (expense),
 net.......................       267      (2,139)   (2,997)   (3,070)
Income tax (provision)
 benefit...................       --          (47)     (210)     (320)
Minority interest..........       --          --     (1,274)   (1,291)
                             --------   ---------  --------  --------
Net (loss).................  $(19,542)  $ (11,840) $ (8,825) $(14,054)
                             ========   =========  ========  ========
Net (loss) applicable to
 ordinary shares(1)........  $(19,542)  $ (11,210) $ (8,913) $(13,879)
                             ========   =========  ========  ========
Other Financial Data:
EBITDA(2)..................  $ 27,953     $26,226  $ 34,313  $ 40,482
Capital expenditures(3)....                39,569    40,195    30,767

                                             (Table continued on following page)

                                                 As of December 31,
                                       ----------------------------------------
                                          1996       1997      1998      1999
                                       ----------- --------  --------  --------
                                                   (in thousands)
                                       (unaudited)
Balance Sheet Data:
Cash and cash equivalents............   $ 14,231   $  7,992  $ 23,642  $ 12,240
Receivables..........................     95,970     93,397    74,462    64,809
Other current assets.................      9,296        775     1,874     4,591
                                        --------   --------  --------  --------
 Total current assets................    119,497    102,164    99,978    81,640
Property, plant and equipment, net...    128,661    134,776   172,437   167,678
Other long term assets...............      6,735     12,617    12,038    17,303
                                        --------   --------  --------  --------
 Total assets........................   $254,893   $249,557  $284,453  $266,621
                                        ========   ========  ========  ========
Short-term loans.....................   $ 48,943   $ 53,440  $    500  $    795
Short-term related party loans.......     26,612     23,298     2,618     2,280
Current maturities of long-term
 debt................................        --         --      4,912    70,038
Current maturities of capital lease
 obligations.........................     15,135      4,738     9,340    10,329
Refundable deposits..................     50,029     64,323    70,875    66,436
Accounts payable.....................     71,054     65,010    69,287    83,209
Accrued expenses and other current
 liabilities.........................     21,661     12,294     7,303     7,918
Deferred income......................      4,347      4,660     6,573     5,459
Accumulated losses in excess of
 investment in equity entities.......      1,267      3,136     4,472     5,623
Long-term debt, net of current
 maturities..........................      4,975        464    77,874       --
Capital lease obligations, net of
 current maturities..................      5,913      7,971    26,867    24,198
Other long-term liabilities..........        --         --        --        --
                                        --------   --------  --------  --------
 Total liabilities...................    249,936    239,334   280,621   276,285


Participating rights.................      5,419      3,956     4,274     3,259
Redeemable participating rights......        --       1,256     1,544     1,433
Minority interest....................        --      25,001    28,887    25,316
Total stockholders' equity
 (deficit)...........................       (462)   (19,990)  (30,873)  (39,672)
                                        --------   --------  --------  --------
 Total liabilities and stockholder's
  equity.............................   $254,893   $249,557  $284,453  $266,621
                                        ========   ========  ========  ========

--------
(1) Net (loss) applicable to ordinary shares is net loss plus accretion on redeemable convertible preferred stock, redeemable cumulative participating rights, and participating rights.

(2) EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA represents our net (loss) applicable to ordinary shares after exclusion of net interest costs, income tax (provisions), and depreciation and amortization charges. EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing our EBITDA by their revenues for the same period. The following table reflects the calculation of EBITDA:

                                              Year Ended December 31,
                                       ---------------------------------------
                                          1996       1997     1998      1999
                                       ----------- --------  -------  --------
                                                  (in thousands)
                                       (unaudited)
Net (loss)............................  $(19,542)  $(11,840) $(8,825) $(14,054)
Income tax provision (benefit)........       --          47      210       320
Net interest cost.....................     7,751     10,415   10,494    11,934
Depreciation and amortization.........    39,744     27,604   28,434    36,094
Non-recurring items...................       --         --     4,000     6,548
                                        --------   --------  -------  --------
EBITDA................................  $ 27,953   $ 26,226  $34,313  $ 40,842
                                        ========   ========  =======  ========

(3) Our historical combined capital expenditure information is not available for the year ended December 31, 1996.

PalEx

   The selected historical financial information presented below for, and as of the end of, each of the years in the five-year period ended December 26, 1999, is derived from PalEx's consolidated financial statements. The selected historical financial information is not necessarily indicative of the future results of operations of PalEx or IFCO Systems. You should read this selected historical financial information along with the financial statements of PalEx included in this report.

                          Fiscal Year Ended             Fiscal Year Ended
                            November 30,      --------------------------------------
                          ------------------  December 28, December 27, December 26,
                            1995      1996        1997         1998         1999
                          --------  --------  ------------ ------------ ------------
                                               (dollars in thousands)
Statement of Operations
Data:
Revenues................  $125,707  $145,030    $222,993     $319,691     $386,887
Cost of goods sold......   105,195   121,865     188,084      259,562      311,735
Inventory valuation
adjustment(1)                  --        --          --         1,235          --
                          --------  --------    --------     --------     --------
Gross profit............    20,512    23,165      34,909       58,894       75,152
Selling, general and
 administrative
 expenses...............    13,333    14,063      20,135       33,042       44,249
Amortization of goodwill
 and other intangible
 assets.................        76       165         593        3,334        4,774
Pooling expenses........       --        --          --         1,841          --
Compensation
differential............       --        --        1,020        1,062          --
Restructuring
charge(1)...............       --        --          --           949          --
Plant closure costs and
 asset abandonment
 loss(1)................       --        --          --         1,369          --
                          --------  --------    --------     --------     --------
Income from operations..     7,103     8,937      13,161       17,297       26,129
Net interest cost(2)....    (1,375)   (1,065)     (1,817)      (8,206)    (13,599)
Provision for income
taxes...................     1,594     1,833       4,704        5,105        5,777
                          --------  --------    --------     --------     --------
Net income .............  $  4,134  $  6,039    $  6,640     $  3,986     $  6,753
                          ========  ========    ========     ========     ========
Other Financial Data:
EBITDA(3)...............  $ 11,258  $ 13,045    $ 19,933     $ 35,680     $ 42,195
Capital expenditures....     4,128     7,355       9,149       13,987        9,706

Balance Sheet Data (at
 end of period):
Working capital
 (deficit)..............  $  6,613  $  7,630    $ 35,705     $ 54,672     $(88,901)
Total assets............    50,857    57,868     120,005      292,438      304,910
Stockholders' equity....    19,400    24,443      67,437       95,280      103,813

--------
(1) The results of operations for PalEx's year ended December 27, 1998, include pre-tax charges of approximately $1.2 million for inventory valuation adjustment, approximately $0.9 million for restructuring costs and expenses and approximately $1.4 million for plant closure costs and asset abandonment loss related to the termination of PalEx's customer relationship with CHEP USA.
(2) Includes interest expense and other income (expense), net.
(3) EBITDA is not presented as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA represents PalEx's net income after exclusion of interest expense, provision for income taxes, depreciation and amortization charges, nonrecurring, one time restructuring charges (credits), pooling expenses, and compensation differential. EBITDA as presented is not necessarily comparable with similarly titled measures presented by other companies. EBITDA margin is calculated by dividing PalEx's EBITDA by its revenues for the same period. The following table reflects the calculation of EBITDA:


                         Fiscal Year Ended           Fiscal Year Ended
                           November 30,    --------------------------------------
                         ----------------- December 28, December 27, December 26,
                           1995     1996       1997         1998         1999
                         -------- -------- ------------ ------------ ------------
                                              (in thousands)
Net income.............. $  4,134 $  6,039   $ 6,640      $ 3,986      $ 6,753
Provision for income
 taxes..................    1,594    1,833     4,704        5,105        5,777
Interest expense........    1,845    1,576     1,722        8,468       14,996
Depreciation and
 amortization...........    3,685    3,597     5,847       11,665       14,669
Restructuring charge....      --       --        --         3,553          --
Pooling expenses and
 compensation
 differential...........      --       --      1,020        2,903          --
                         -------- --------   -------      -------      -------
 EBITDA................. $ 11,258 $ 13,045   $19,933      $35,680      $42,195
                         ======== ========   =======      =======      =======

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

   You should read the following discussion in conjunction with our combined and consolidated financial statements included in this prospectus. In addition, you should read "Business" for more information about IFCO Systems.

Introduction

   We believe we own and manage the leading plastic round-trip container, or RTC, pool in Europe based on 1997 market information. We also have RTC operations in the United States, Japan, and Argentina and currently have over
63.5 million RTCs in circulation.

   Our European perishables operations accounted for 91.9% of total revenues during 1998 and 91.8% of total revenues during 1999. These operations are comprised of round-trip systems for the movement of fruit and vegetables. We deliver RTCs to growers for the transport of produce to retailers. Retailers benefit from decreased product handling, in-store display in RTCs, reduced storage requirements, and reduction of waste disposal costs. Retailers return the RTCs to us for inspection and cleaning, repair, or recycling as necessary. The RTCs are then reintroduced into the round-trip system for multiple reuse. The RTCs are primarily used by producers of fresh fruits and vegetables in exchange, generally, for a one-time use fee and a deposit. The deposit paid by customers is transferred between the customer, intermediate parties, and the retailer, until the deposit is ultimately repaid to the retailer upon our recollection of the RTC.

   The RTCs can be folded into a small volume when empty, reducing transportation costs. The RTCs are generally used between three and 12 times a year, depending on the type of RTC, and are depreciated over periods ranging from eight to 15 years. Most RTCs are supplied by Schoeller Plast AG, an indirect, 80%-owned subsidiary of Schoeller Industries, under a long-term supply agreement.

   Our non-European perishables operations are owned through IFCO International. IFCO International owns interests in round-trip systems operations in the United States, Japan, and Argentina. IFCO has a 33% minority ownership interest in the Japanese operations and, as of December 31, 1999, a 51% economic interest and 50% voting interest in the U .S. operations. Both of these investments are accounted for under the equity method. We acquired the remaining interest in IFCO U.S. in connection with our merger with PalEx in March 2000. The non-European businesses are still developing and are currently generating operating losses, although we believe that this business segment has the potential to generate profits as market share increases.

   Our dry good operations accounted for 7.3% of our total revenues during 1998 and 6.5% of the total revenues during 1999. Through our dry good operations, we operate round-trip systems for dry goods sold by retailers such as the major grocery and department stores. The RTCs for dry goods are individually identifiable by bar code, which enables us to accurately track their movements and invoice customers. The logistics of RTC movement in the dry good operations are similar to our European perishables operations. We currently have three principal customers in this business segment: two department stores, whose service agreements extend through 2003; and the Deutsche Post AG, whose contract, which began in September 1999, extends to September 30, 2004. Deutsche Post AG, the German postal service, is one of the largest European transporters of parcels and letters.

   We are reporting our results in accordance with U.S. GAAP and U.S. dollars. We previously reported results under German GAAP and in Deutsch marks. As a significant portion of our revenues will be collected in currencies other than the U.S. dollar, our results of operations may be adversely affected by fluctuations in currency exchange rates. For example, if the value of the Deutsch mark to the U.S. dollar goes down, the portion of our revenues collected in Deutsch marks would appear smaller when converted into U.S. dollars for purposes of reporting under U.S. GAAP.

Results of Operations

   The following table sets forth selected financial data for the periods presented for each of our business segments and the same data as a percentage of its total revenues. Functional currencies in our markets have been converted to U.S. dollars at the average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods.

   Reclassifications have been made in the 1998 and 1997 financial data to conform to the 1999 presentation and are discussed below where applicable.

                                  For the Year Ended December 31,
                            -------------------------------------------------
                                 1997             1998             1999
                            ---------------  ---------------  ---------------
                                       (dollars in thousands)
Revenues:
--European Perishables..... $108,674   91.7% $125,128   91.9% $141,984   91.8%
--Non-European
 Perishables...............      292    0.2     1,147    0.8     2,588    1.7
--Dry Good.................    9,580    8.1     9,901    7.3    10,154    6.5
                            --------  -----  --------  -----  --------  -----
                             118,546  100.0   136,176  100.0   154,726  100.0
Cost of sales:
--European Perishables.....   90,849   76.6    96,884   71.2   115,154   74.5
--Non-European
 Perishables...............      219    0.2       717    0.5     1,864    1.2
--Dry Good.................    8,554    7.2     8,617    6.3     7,467    4.8
                            --------  -----  --------  -----  --------  -----
                              99,622   84.0   106,218   78.0   124,485   80.5
Total gross profit.........   18,924   16.0    29,958   22.0    30,241   19.5
Selling, general and
 administrative expenses:
--European Perishables.....   15,002   12.7    20,694   15.2    21,239   13.7
--Non-European
 Perishables...............    1,718    1.4     1,629    1.2     2,128    1.4
--Dry Good.................    1,608    1.4     1,966    1.4     1,144    0.7
                            --------  -----  --------  -----  --------  -----
                              18,328   15.5    24,289   17.8    24,511   15.8
Merger and integration
 costs.....................        0    0.0         0    0.0     3,519    2.3
Goodwill amortization......      675    0.6       383    0.3       289    0.2
Other operating (income),
 net.......................     (840)  (0.7)     (864)  (0.6)     (639)  (0.4)
Income (loss) from
 operations:
--European Perishables.....    2,988    2.5     8,048    5.9     1,698    1.1
--Non-European
 Perishables...............   (1,645)  (1.4)   (1,216)  (0.9)     (965)  (0.6)
--Dry Good.................     (582)  (0.5)     (682)  (0.5)    1,828    1.2
                            --------  -----  --------  -----  --------  -----
                                 761    0.6     6,150    4.5     2,561    1.7
Other expenses, net........  (12,554) (10.6)  (13,491)  (9.9)  (15,004)  (9.7)
Income tax (provision)
 benefit...................      (47)   0.0      (210)  (0.2)     (320)  (0.2)
                            --------  -----  --------  -----  --------  -----
Net loss before minority
 interest..................  (11,840) (10.0)   (7,551)  (5.6)  (12,763)  (8.2)
                            ========  =====  ========  =====  ========  =====
Other Financial Data:
--EBITDA................... $ 28,573   24.1  $ 34,313   25.2  $ 40,842   26.4
                            ========  =====  ========  =====  ========  =====

 Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

   Revenues. Our total revenues increased $18.5 million, or 13.6%, to $154.7 million in 1999 from $136.2 million in 1998. Revenues for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.9 million, or 13.5%, to $142.0 million in 1999 from $125.1 million in 1998. This increase was primarily attributable to an increase of 14.0% in the number of RTCs used, in the round-trip systems for fresh produce, and to a higher number of trips per RTC. This revenue increase was partially offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period. The revenue increase was also a result of our establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for 1999 reflect the correction of an information systems error that created a one-day duplication of revenues in Spain in the first month of 1999, resulting in a decrease of revenues of $0.4 million. Revenues for European perishables operations for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $1.5 million, or 125.6%, to $2.6 million in 1999 from $1.1 million in 1998, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 2.6%, to $10.2 million in 1999 from $9.9 million in 1998, as a result of increased business with a major customer and new business with Deutsche Post AG as a result of the contract that began in September 1999. The increase was offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period.

   Cost of Sales and Gross Profit. Gross profit increased to $30.2 million year in 1999 from $30.0 million in 1998, primarily due to increased sales volume. Gross profit as a percentage of revenues decreased from 22.0% in 1998 to 19.5% in 1999.

   European Perishables Operations. The decrease in gross margin was primarily due to additional freight costs incurred to transport crates over longer distances in Europe and a non-recurring charge for RTC breakage in Europe. Additional costs, net of a reimbursement from Schoeller Plast AG, were incurred in 1999 as markets expanded in Europe. The cost reimbursement agreement with Schoeller Plast AG expired as of December 31, 1999. Cost of sales for 1999 reflect accounting charges for the full year in the treatment of washing costs in Denmark, an increased expense of $0.6 million, and an additional accrual for deposits payable based on the actual number of RTCs outstanding to customers in Spain, an increased expense of $0.7 million. In addition, cost of sales for 1999 reflect the correction of an information systems error that created an underreporting of transportation costs, resulting in increased cost of sales of $0.5 million.

   Non-European Perishables Operations. Gross margin for non-European perishables operations sales was slightly lower in 1999 compared to 1998 due to additional start-up costs incurred in South American countries to expand market share.

   Dry Good Operations. Gross margin for sales of dry goods, as a percentage of dry good sales, increased from 13.0% in 1998 to 26.5% in 1999, primarily due to a reduction in internal crate handling costs.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $0.5 million, or 1.8%, to $23.9 million in 1999 from $23.4 million in 1998 and decreased as a percentage of revenues to 15.4% in 1999 from 17.2% in 1998. Certain expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses and other operating income (expenses), net as a percentage of revenues decreased due to expenditures made in 1998 to prepare for the increase in business that we anticipated in 1999. Thus, the dollar increase was at a lower rate than the growth in revenues. Selling, general and administrative expenses and other operating income (expense), net for 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Merger and Integration Costs. Merger and integration costs consist of $2.8 million for transaction costs incurred by PalEx, which we agreed to reimburse, and $0.7 million for severance pay and other costs related to our initial public offering of ordinary shares.

   Other Income and Expense. Interest expense increased $0.4 million, or 3.6%, to $12.5 million in 1999 from $12.1 million in 1998. Interest income decreased $1.0 million, or 62.7%, to $0.6 million in 1999 from $1.6 million in 1998. The decrease in interest income was primarily a result of the reduction of receivables from related parties due to the requirements under our credit facilities. Other income and expense for 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Foreign currency losses increased $0.9 million, or 480.9%, to $1.1 million in 1999 from $0.2 million in 1998, primarily due to changes in the U.S. dollar and British pound exchange rates.

   Losses from equity investments decreased $1.0 million, or 36.2%, to $1.7 million in 1999 from $2.7 million in 1998.

   As a result of the foregoing, net loss before minority interest increased to $12.8 million in 1999 from $7.6 million in 1998.

 Year Ended December 31, 1998, Compared to Year Ended December 31, 1997

   Revenues. Our total revenues increased $17.7 million, or 14.9%, to $136.2 million in 1998 from $118.5 million in 1997. Revenues for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables Operations. Revenues from the European perishables operations increased $16.4 million, or 15.1%, to $125.1 million in 1998 from $108.7 million in 1997. This increase was primarily attributable to an increase of 20.6% in the number of RTCs used in the round-trip systems for fresh produce, and the number of trips per RTC. This volume increase was offset by a 2.8% decline in average prices that was primarily caused by volume discounting in the United Kingdom and a 1.6% decline related to changes in currency exchange rates relative to the previous period. The increased use was primarily a result of our establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for European perishables operations for 1997 and 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables Operations. Revenues from the non-European perishables operations increased $0.8 million to $1.1 million in 1998 from $0.3 million in 1997, as a result of increased volume in Argentina.

   Dry Good Operations. Revenues from the dry good operations increased $0.3 million, or 3.4%, to $9.9 million in 1998 from $9.6 million in 1997, as a result of increased business with MTS's major customer.

   Cost of Sales and Gross Profit. Our total cost of sales increased $6.6 million, or 6.6%, to $106.2 million in 1998 from $99.6 million in 1997, but gross profit as a percentage of revenues increased from 16.0% for 1997 to 22.0% for 1998. These margin gains are primarily a result of the following:

  . increased utilization of our reconditioning depots;

  . the development of more internally operated cleaning facilities, as opposed to contracting with third parties;

  . decreased container breakage costs as a percentage of revenues, primarily as a result of customer education initiatives; and

  . decreased RTC trips between the various handling locations in the RTC movement cycle.

   European Perishables Operations. Cost of sales increased $6.1 million, or 6.6%, to $96.9 million in 1998 from $90.8 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period primarily as a result of increasing economies of scale.

   Non-European Perishables Operations. Cost of sales increased $0.5 million, or 227.4%, to $0.7 million in 1998 from $0.2 million in 1997. The percentage increase in cost of sales was lower than the percentage increase in related revenues for the same period due to increasing stabilization of the start-up organization in Argentina and increasing economies of scale.

   Dry Good Operations. Cost of sales was substantially unchanged, both in absolute terms and as a percentage of revenues.

   Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net. Selling, general and administrative expenses and other operating income (expenses), net increased $5.9 million, or 33.9%, to $23.4 million in 1998 from $17.5 million in 1997 and increased as a percentage of revenues to 17.2% in 1998 from 14.8% in 1997. The increase was due to additional staff in electronic data processing, controlling, and logistic management. Selling, general and administrative expenses and other operating income (expense), net for 1997 and 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

   Other Income and Expense. Interest expense decreased $2.2 million, or 15.4%, to $12.1 million in 1998 from $14.3 million in 1997. Interest income decreased $2.3 million, or 58.7%, to $1.6 million in 1998 from $3.9 million in 1997. The net reduction in interest costs was primarily a result of less average debt and more favorable interest rates related to IFCO Europe's debt refinancing early in 1998. Other income and expense for 1997 and 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Primarily as a result of the foregoing, net loss before minority interest decreased to $7.6 million in 1998 from $11.8 million in 1997.

Liquidity and Capital Resources

   We have historically financed our growth with bank financing, the funds from which have been primarily used to purchase additional RTCs.

 Cash Flows

   Operating activities provided $36.3 million of cash in 1999 compared to $59.9 million in 1998, which represents a decrease of $23.6 million, or 39.4%. During 1998, we increased its factoring of accounts receivable, which led to a one-time positive cash flow of $25.4 million. Accounts receivable, net of factoring volume, increased $4.0 million in 1999 compared to a decrease of $27.6 million in 1998 caused by the one-time factoring proceeds. During the same period, accounts payable, accrued liabilities, and other liabilities increased $15.8 million compared to an increase of $6.9 million in 1998. These increases accompanied the higher sales volume in 1999 as compared to 1998.

   Operating activities provided $59.9 million of cash in 1998 compared to $29.5 million in 1997, which represents an increase of $30.4 million, or 102.9%. The net increase was due to several factors. In 1997, we experienced an increase in accounts receivable of $11.6 million. In 1998, we reduced accounts receivable through increased factoring activities, which led to additional positive cash flow of $2.2 million. In 1997, we decreased inventory by $7.4 million compared to a $1.6 million increase in 1998. We obtained additional liquidity through factoring proceeds of $25.4 million in 1998. Accounts payable increased $2.1 million in 1997 and $10.9 million in 1998 due to higher sales volume in each period. Accounts payable for 1997 related to certain non-cash RTC purchases have been reclassified to conform to the 1999 presentation.

   Cash used in investing activities in 1999 was $36.5 million compared to $38.8 million in 1998, a decrease of $2.3 million, or 5.9%. The majority of cash used in both periods was for the purchase of RTCs and property, plant, and equipment. The purchase of RTCs decreased by $10.4 million to $27.7 million in 1999 from

$38.1 million in 1998, mainly because of a lower average price for purchased RTCs due to the product mix. Cash paid for merger costs and new information technology was $5.1 million in 1999.

   Cash used in investing activities in 1998 was $38.8 million compared to $40.3 million in 1997, which represents a decrease of $1.5 million, or 3.8%. The majority of cash used in both years was for the purchase of RTCs and other property, plant, and equipment, which is the principal reason for the decrease in cash used in investing activities. The investment in RTCs in 1998 was less due to the decreased breakage of RTCs that we experienced in 1998. Financial assets and property and equipment were also sold in 1998 and contributed $2.9 million in cash. Certain non-cash RTC purchases for 1997 have been reclassified to conform to the 1999 presentation.

   Cash used in financing activities was $7.8 million in 1999 compared to cash used in financing activities of $6.4 million in 1998. The payments on long-term bank borrowings and capital lease obligations were partially offset by proceeds from the revolving bank borrowings.

   Cash used in financing activities was $6.4 million in 1998 compared to cash provided by financing activities of $5.0 million in 1997. The principal cause for this shift to cash used in financing activities was a significant refinancing of substantially all of our bank debt in 1998, which resulted in proceeds of $91.8 million from long-term bank borrowings and a more significant decrease in short- and medium-term bank borrowings. In 1997, $24.9 million in proceeds were generated by the sale of redeemable convertible preferred stock.

   During 1997, GE Erste acquired a 24% interest in IFCO Europe, which is responsible for the European perishables operations, by purchasing redeemable convertible preferred stock for $24.9 million. The proceeds from this capital contribution were primarily used to fund IFCO Europe's operations. In connection with this initial investment in the European operations in 1997, GE Erste received options to increase this investment to 49% and then up to 100% after specified dates had passed and criteria had been met. GE Erste also received options to purchase up to 100% of IFCO International after specified dates had passed and criteria had been met. In connection with these transactions, GE Erste also received the right to require Schoeller Industries to contribute 100% of its interests in MTS, which is responsible for our dry good operations, to IFCO Europe. As part of the transactions related to the merger, GE Capital and GE Erste contributed all of their interests to us and released all of their rights to purchase shares of the IFCO Companies.

 The Merger and Initial Public Offering

   In March 2000, IFCO completed the merger of PalEx with and into Silver Oak Acquisition Corp., our newly formed, wholly owned subsidiary, which changed its name to "PalEx, Inc." As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and PalEx. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or our ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of our ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to us from the IPO, including the exercise of the overallotment option, were $211.4 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the initial offering of the notes, and borrowings from our new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital described below, and to fund our purchase of the remaining joint venture interest in IFCO U.S.

   In connection with the merger, Schoeller Industries and Gebruder Schoeller contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Technologies issued a DM45.0 million, or approximately $21.5 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the initial offering of the notes, and the initial borrowings under the new senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

 Credit Facilities

   On the closing date of the IPO and the merger, IFCO Systems and PalEx entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000, to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. PalEx is the borrower, and we and our other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The new senior credit facility replaced the former credit facilities of IFCO Europe discussed below and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO, and the initial offering of the notes and initial borrowings under the new senior credit facility.

   The new senior credit facility provides for borrowings of up to $235.0 million and consists of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million and (2) a revolving credit facility providing for revolving loans to PalEx of up to $126.25 million. The term loan may be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan facility may be used only to finance permitted acquisitions. Permitted acquisitions include any acquisition in which the total consideration we pay does not exceed $25.0 million. The aggregate amount of consideration we or our subsidiaries pay in connection with permitted acquisitions during any consecutive 12-month period may not exceed $90.0 million.

   PalEx is able to draw on the revolving credit facility from the closing date of the IPO and the merger through the third anniversary of the closing date. The revolving credit facility matures on the sixth anniversary of the closing date. The revolving credit facility may be utilized to make capital expenditures and to finance the working capital needs of us and our subsidiaries in the ordinary course of business and to pay fees and expenses related to the transactions. The borrowing base under the revolving credit facility is based on a percentage of our eligible accounts receivable, eligible inventory, and eligible RTCs. Eligible inventory includes RTCs and pallets that we and our subsidiaries own for lease to third parties, and eligible RTCs are those owned by IFCO U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bear interest at interest rates determined based upon our consolidated total leverage ratio, which is defined in the new senior credit facility, and changes quarterly commencing with September 30, 2000. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if our consolidated total leverage ratio is greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if our consolidated total leverage ratio is less than 1.75. The new senior credit facility establishes a 25 basis point increase if the consolidated total leverage ratio is 1.75 to less than
2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally we may elect one-, two-, three- and six-month LIBOR.

   The outstanding amounts under the term loan and the revolving credit facility are repayable in 12 consecutive quarterly installments commencing 39 months after the closing date in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

   PalEx has available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an aggregate amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduces availability under the revolving facility on a dollar-for-dollar basis. PalEx may obtain letters of credit, in an amount not in excess of $25.0 million of the revolving facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit will be reimbursed by PalEx on the same business day.

   PalEx's obligations under the new senior credit facility are guaranteed by us and each of our existing and future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. The new senior credit facility and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the cost of obtaining the security interest are excessive in relation to the value of the security.

   The new senior credit facility contains a number of covenants that, among other things, limit our and our subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, the new senior credit facility requires that we and our subsidiaries comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement.

   The new senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

   On March 8, 2000, we issued (Euro)200.0 million principal amount of the notes, which translates to approximately $181.9 million, in a private placement. Our total net proceeds from the issuance of the notes were $184.7 million. The notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15 commencing September 15, 2000. The notes are not secured, but are guaranteed by our material subsidiaries. The notes and the guarantees rank behind all of our existing and future senior debt, including our obligations under the new senior credit facility. The indenture governing the notes contains a number of significant covenants, which restrict our corporate and business activities, including our ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

   In 1998, IFCO Europe negotiated a new financing arrangement with a lending syndicate for a total of DM181.0 million, or $86.3 million The amount of credit available under the financing arrangement was reduced in 1999 to DM160.5 million, or $76.5 million. The credit facility consisted of DM125.5 million, or $59.9 million, available under a Senior Facility Agreement and DM35.0 million, or $16.7 million, available under a Senior Subordinated Facility Agreement.

   The Senior Facility Agreement consisted of a DM64.0 million, or $30.5 million, fixed term loan and two revolving credit facilities totaling DM61.5 million, or $29.3 million. All borrowings under the Senior Facility Agreement, DM100.5 or $51.5 million of which was outstanding as of December 31, 1999, contained principal reduction provisions, matured in 2004, and accrued interest at EURIBOR plus 1.75%, or 5.31% as of December 31, 1999. The amount available for future borrowings under the Senior Facility Agreement as of December 31, 1999, was DM
25.0 million or $12.8 million.

   Outstanding borrowings under the Senior Subordinated Agreement, which totalled DM35.0 million, or $18.0 million, as of December 31, 1999, accrued interest at a rate of EURIBOR plus 2.75%, or 6.31% as of December 31, 1999. The Senior Subordinated Agreement did not have scheduled principal reductions until a balloon payment in 2005.

   As of December 31, 1999, IFCO Europe would not have been in compliance with certain financial covenants in the Senior Facility Agreement and the Senior Subordinated Agreement. IFCO Europe did not obtain waivers for these violations, since these credit facilities were repaid in full in March 2000 upon completion of the IPO and related transactions.

   The new senior credit facility permits, and the Senior Facility Agreement and Senior Subordinated Agreement previously permitted, specified levels of receivable factoring. During 1994, IFCO Europe had entered into a factoring agreement under which IFCO Europe could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.6% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to IFCO Europe. The remainder, less the factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 4.59% as of December 31,1999. IFCO Europe factored 50% of its revenues and incurred factoring and interest charges under this agreement of $4.0 million in 1998. During 1999, IFCO Europe factored 48% of its revenues and incurred factoring and interest charges of $4.3 million.

   At December 31, 1999, we had entered into several capital lease agreements resulting in total capital lease obligations of $34.5 million.

   To reduce its variable rate interest risk, IFCO Europe entered into an interest rate cap agreement. As of December 31, 1999, this interest rate cap covered DM101.4 million or $52.0 million of its outstanding debt and limited interest rates applicable to those borrowings to 6.75% for $41.2 million of borrowings under the Senior Facility Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The costs of this agreement are included in interest expense rateably over the term of the agreement.

 Capital Expenditures

   Our aggregate capital expenditures were $30.8 million for 1999, $40.2 million for 1998, and $39.6 million for 1997. These capital expenditures were principally for the purchase of RTCs. We anticipate that a planned expansion of the European perishables RTC pool will require investments of $50.3 million in 2000 and
$55.7 million in 2001. For the planned expansion of the non-European perishables RTC pool, we project capital expenditures of $26.3 million in 2000 and $37.1 million in 2001. We currently anticipate capital expenditures for additional and replacement pallet and drum manufacturing equipment and pallet pool expenditures of $27.0 million during 2000 and $24.2 million during 2001.

 Future Liquidity Needs

   We believe we will be able to finance operations and scheduled debt repayments from operating cash flow and additional borrowings under the new senior credit facility for the foreseeable future. The planned capital expenditures will be financed by the new senior credit facility. Our ability to make scheduled payments of principal or interest on, or to refinance, our debt, or to fund planned capital expenditures, will depend on our future performance. Our ability to do so is subject to general economic, financial, competitive, legislative, regulatory, and international and U.S. and European domestic political factors and other factors that are beyond our control. We may not generate sufficient cash flow from operations, anticipated revenue growth and operating improvements may not be realized or future capital may not be available in an amount sufficient, or on acceptable terms, to enable it to service its debt or to fund its other liquidity needs.

   We intend to pursue additional acquisitions. We are, from time to time, engaged in ongoing discussions with respect to selected acquisitions and other strategic opportunities, and expect to continue to assess these and other opportunities. The timing, size, or success of any acquisitions or other strategic opportunities and the resulting additional capital commitments are unpredictable. We expect to fund future acquisitions primarily through a combination of issuances of additional equity, working capital, cash flow from operations, and borrowings under the new senior credit facility. We may also require additional financing. To the extent new sources of financing are necessary to fund future acquisitions, we cannot assure you that we can secure the additional financing if and when it is needed or on terms deemed acceptable to us.

Impact of Inflation

   The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

   Our RTC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of its sales and operating income has been recognized in the fourth quarter than in the first quarter, which has historically been its weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall, whereas revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport IFCO's RTCs from warmer countries in Southern Europe are higher than the costs to transport the RTCs from closer locations in Central Europe. IFCO accordingly charges customers in these Southern European countries higher usage fees.

   The pallet manufacturing, recycling, and crating business in North America is subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for this business. We have a significant number of agricultural customers for this business and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect our North American locations serving predominantly manufacturing and industrial customers experience less seasonality. Our drum reconditioning segment is seasonally impacted in the Southeastern and Western United States by the agricultural industries. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.

Related Party Supplier

   In 1997, a subsidiary of IFCO Europe entered into a ten-year supply agreement with Schoeller Plast Industries GmbH, a 100%-owned subsidiary of Schoeller Industries, to provide the IFCO Companies with substantially all of their new RTCs. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Plast Industries GmbH. Changes in pricing may occur when Schoeller Plast AG's production costs vary by more that 15%. Under the terms of the supply agreement, we receive a fixed price per kilogram for broken containers, which are taken back by Schoeller Plast AG.

Foreign Currency Translation Effects

   Our functional currency is the Deutsch mark. We have elected the U.S. dollar as our reporting currency and consequently, assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the Deutsch mark. For the translation of our financial statements into U.S. dollars, the exchange rate at the respective balance sheet date is used for assets and liabilities and a weighted average exchange rate for the period for revenues, expenses, gains, and losses. The following exchange rates for the translation of the Deutsch mark into U.S. dollars were used:

                                              Weighted          Rate at the
                   Period                  average rate(1) balance sheet date(2)
                   ------                  --------------- ---------------------
   Year ended December 31, 1997...........     0.5757             0.5580
   Year ended December 31, 1998...........     0.5685             0.6140
   Year ended December 31, 1999...........     0.5454             0.5125

--------
(1) The average of the buying rates for the Deutsch mark, expressed as U.S. dollars per DM1.00, on the last business day of each full month during the indicated period.
(2) The buying rate, expressed as U.S. dollars per DM1.00, as of the indicated balance sheet date.

   In "Liquidity and Capital Resources" the balance sheet date rates above are used to translate Deutsch-mark-denominated amounts into approximate U.S. dollar amounts. Otherwise in this report, approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on May 31, 2000, (Euro)1.00 = $0.9328, if no date is indicated. Approximate dollar amounts are provided for Deutsch-mark-denominated amounts based on this euro rate and the fixed conversion rate of (Euro)1.00 = DM1.95583, resulting in a rate of DM1 = $0.4769. The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were (Euro)1.00 = $0.9576 and DM1 = $0.4896.

Euro Currency

   On January 1, 1999, conversion rates of the national currencies of eleven European Union members, including Germany, were fixed against a common currency, called the euro. Each participating country's currency is legal tender during a transition period from January 1, 1999, until January 1, 2002, after which only the euro will be used. We have assessed their internally developed and purchased information technology applications to determine the changes needed to process euro-denominated transactions. As a result, our systems have been changed or will be changed to process euro-denominated transactions. Additional costs associated with the transition period are expected to be minimal and are not expected to have a material adverse effect on our financial results. In the future, we will use the euro as its functional currency in connection with its new information technology systems.

Year 2000

   We are unaware of any material impact resulting from or that could result from the year 2000 year issue.

Item 9A.  Qualitative and Quantitative Disclosures About Market Risk

   We are exposed to two broad classes of risk: interest rate risk and currency exchange rate fluctuations.

   Our exposure to interest rate risk relates primarily to its variable rate debt. At December 31, 1999, the carrying value of our total variable rate debt was $69.6 million. To help to reduce variable rate interest risk, we have entered into an interest rate cap agreement, which as of December 31, 1999, covered $52.0 million of the outstanding debt and limits interest rates related to these borrowings to 6.75% for $41.2 million of borrowings under the Senior Facilities Agreement and to 7.75% for $10.8 million of borrowings under the Senior Subordinated Agreement. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 1999, net of any interest rate differential received on the cap:

Change in interest rate in
 percentage points from
 December 31, 1999, borrowing
 level..........................      -3%    -1%   +1%     +3%     +5%     +1%
Increase (decrease) in net
 interest expense (in
 thousands)..................... $(2,217) $(739) $739  $1,354  $1,726  $2,656

   We are exposed to a degree of currency risk by virtue of conducting a portion of its business in currencies other than the Deutsch mark. Our currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the Deutsch mark. Foreign currency transaction gains and losses have not been material to the results of operations during the past three years. Currently, our policy is not to use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The introduction of the euro should further reduce our exposure to exchange rate fluctuations from its European operations.

Item 10.  Directors and Officers of Registrant

   Responsibility for the management of IFCO lies with its board of directors, consisting of A members and B members. The maximum number of members of the board of directors shall be nine, and the number shall be determined by the general meeting of shareholders with the understanding that there shall be at least one A member. The B members are responsible for the general course of affairs of the Company and its enterprise. The A members are responsible for the day-to-day management of the Company and its enterprise. The members of the board of directors are appointed by the general meeting of shareholders. The A members serve for an indefinite period of time. The B members must resign no later than the close of the annual shareholders meeting held in the fourth year after the year of their last appointment, but can be reappointed. IFCO can be represented by the board of directors, by each A member individually, and by each B member acting jointly with an A member. Executive officers are appointed by the board of directors and constitute the equivalent of a management board of a company with a supervisory board and management board management structure.

   IFCO's directors and executive officers are as follows:

 Name                                   Age              Position
 ----                                   ---              --------
 Christoph Schoeller...................  42 Chairman and B Director
 Martin A. Schoeller...................  44 Chief Executive Officer and A
                                             Director
 Cornelius Geber.......................  48 B Director
 Sam W. Humphreys......................  40 B Director
 Randall Onstead.......................  44 B Director
 Eckhard Pfeiffer......................  58 B Director
 Dr. Frank Tofflinger..................  39 B Director
 James Griffin.........................  46 Chief Executive Officer, North
                                             America
 David Lee.............................  51 Chief Executive Officer, Europe
                                             and Global Systems
 Vance K. Maultsby, Jr.................  47 Executive Vice President, Strategy
                                             and Finance and Chief Financial
                                             Officer
 Edward E. Rhyne.......................  40 Executive Vice President and
                                             General
 Howe Q. Wallace.......................  45 Executive Vice President, Human
                                             Resources

   Christoph Schoeller became Chairman of the Board of Directors of IFCO in January 2000 and a B director in March 2000. Christoph Schoeller has been a Managing Director of IFCO Europe since November 1997. Christoph Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller is responsible for advancing both IFCO Europe's and MTS's market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies, which are engaged in plastics manufacturing and other activities, and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries' sales and marketing organization. Mr. Schoeller is a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG.

   Martin A. Schoeller became Chief Executive Officer and the A director of IFCO in March 2000 and was designated an executive officer of the Company. Martin Schoeller has been a Managing Director of IFCO Europe since November 1997 and the sole Managing Director of IFCO International since May 1995. Martin Schoeller became a director of PalEx in March 2000 upon completion of the merger. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until 1992, Martin Schoeller developed several European production companies. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe's 500, in Germany.

   Cornelius Geber became a B director of IFCO in March 2000. Mr. Gerber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner's Hamburg, the largest private equity investor group in Europe, since April 1999.

   Sam W. Humphreys became a B director of IFCO in March 2000. Mr. Humphreys is engaged in private equity and venture capital investing. Until completion of the merger in March 2000, he was a director of PalEx since January 1996 and non-executive Chairman of the Board since March 1997. Through Main Street Merchant Partners II, L.P., a merchant banking firm, and other investment partnerships, Mr. Humphreys was involved in the creation and development of numerous businesses during the 1990s and has served in executive management positions and on the board of directors of several of these businesses, including C2 Media, Inc., a digital media business; e-CommLink, Inc., which provides Internet banking systems to commercial banks; U.S. Delivery Systems, Inc., the largest same-day local delivery company in the U.S; and Envirofil, Inc., a solid-waste management company.

   Randall Onstead became a B director of IFCO in March 2000. Mr. Onstead served as Chairman and Chief Executive Officer of Randall's Food Markets, Inc. from 1998 until September 1999. From 1996 until 1998, Mr. Onstead was President and Chief Executive Officer of Randall's. From 1986 until 1996, Mr. Onstead was President and Chief Operating Officer of Randall's. Randall's is a retail supermarket chain that had sales of over $2.7 billion in 1999.

   Eckhard Pfeiffer became a B director of IFCO in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG and Chairman of Ricardo.de AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the board of directors of General Motors Corporation, Hughes Electronics Corporation, and Bell Atlantic Corporation and serves on the advisory board of Deutsche Bank AG. Mr. Pfeiffer is a member of the board of trustees of Southern Methodist University and serves on the executive board of Southern Methodist University's Cox School of Business.

   Dr. Frank Tofflinger became a B director of IFCO in March 2000. Dr. Tofflinger has been Director of the Carlyle Group Europe, a private equity group based in Washington DC, since January 2000. From July 1996 until December 1999, Dr. Tofflinger was Managing Director of Schoeller Industries. From December 1993 until June 1996, Dr. Tofflinger was Managing Director of IMM Office Systems, a large European independent copy and facsimile systems distribution and service organization.

   Jim Griffin became Chief Executive Officer, North America of IFCO in March 2000 and was designated an executive officer of the Company. From 1996 until joining the Company, Mr. Griffin was President of Ryder Transportation Services, managing operations in the United States, Canada, the United Kingdom, and Germany. During the same period, he also managed global purchasing and corporate brand management and served as a member of Ryder's Corporate Strategy, Policy, and Operating Committees. From 1993 through 1996, he was President of Ryder Automotive Carrier Services, where he was responsible for 6,000 employees in 75 locations throughout the United States and Canada. From 1990 through 1992, Mr. Griffin was Vice President and General Manager of the Mid-south Area for Ryder Transportation Services. Mr. Griffin is a Certified Public Accountant.

   David Lee became Chief Executive Officer, Europe and Global Systems of IFCO in May 2000 and was designated an executive officer of the Company. From April 1999 until joining the Company, Mr. Lee was the European President and Chief Executive Officer of Transport International Pool and Modular Space, two subsidiaries of GE Capital. From April 1998 to April 1999, he served as European President and Managing Director of Transport International Pool. From May 1996 until January 1998, he served as Executive Vice

President CHEP Americas and President of CHEP Mexico, Brazil and Argentina with commercial responsibility for sales, service, and operational strategy for North and South America. During the same period, Mr. Lee was also Chairman of the International Commercial Group that oversaw CHEP businesses around the world. From 1990 through 1996, Mr. Lee was Senior Vice President of CHEP USA, where he was responsible for sales, service, and operational strategy for the Northeast United States.

   Vance K. Maultsby, Jr. became Executive Vice President, Strategy and Finance and Chief Financial Officer of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Maultsby also became a director of PalEx in March 2000 upon completion of the merger. Mr. Maultsby has been Chief Executive Officer of PalEx since December 1996. Mr. Maultsby served as PalEx's President from November 1996 until November 1998. From 1993 to 1996, Mr. Maultsby was a partner with Ernst & Young LLP, where he managed the Dallas, Texas office of its Corporate Finance Group. From 1989 to 1992, Mr. Maultsby was chief executive officer of Alemar Financial Company, later named Alemar Cost Reduction, Inc., which provided financial advisory services to a variety of industries. From 1985 to 1989, Mr. Maultsby was an officer in the Corporate Finance Group for Stephens Inc., an investment banking firm. Prior to the position with Stephens Inc., Mr. Maultsby was a partner with KPMG Peat Marwick, served as the National Director of its Petroleum Industry Practice, was co-director of its Southwest Area Mergers and Acquisitions Advisory Practice and practiced public accounting for more than five years. Mr. Maultsby is a Certified Public Accountant.

   Edward E. Rhyne became Executive Vice President and General Counsel of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Rhyne has been Vice President and General Counsel of PalEx since June 1997. Prior to his employment with PalEx, Mr. Rhyne was a partner at Gardere & Wynne, L.L.P., where he was engaged in the private practice of law as a securities and mergers and acquisitions lawyer for more than five years.

   Howe Q. Wallace became Executive Vice President, Human Resources of IFCO in March 2000 and was designated an executive officer of the Company. Mr. Wallace has been the Chief Human Resource Officer of PalEx since its formation in 1997. He served in that same capacity for Ridge Pallets, one of PalEx's founding companies since 1983. Mr. Wallace served on the board of directors of the National Wooden Pallet and Containers Association from February 1995 to February 1998, and has been active in industry education efforts.

   See "Compensation of Directors and Officers" for a description of our agreements with some of our executive officers.

Item 11.  Compensation of Directors and Officers

Executive Compensation

   The total amount of compensation paid by the IFCO Companies during the year ended December 31, 1999, to their officers and directors for positions they then held with the IFCO Companies was approximately DM1,242,000, or approximately $592,000. This total amount of compensation does not include any compensation for Christoph and Martin Schoeller, who are paid by Schoeller Industries as part of the management services provided by Schoeller Industries to the IFCO Companies.

   In connection with the merger, we entered into employment agreements with Vance K. Maultsby, Jr., Edward E. Rhyne, and Howe Q. Wallace, each for an initial employment term of three years. Each officer will be eligible to participate in an executive bonus plan, which has not yet been adopted. In addition, pursuant to the employment agreements, each officer received a transaction completion bonus upon completion of the merger.

Compensation of Directors

   Class B directors receive compensation for serving as directors. The actual amount of compensation has not yet been determined, but we expect it to be consistent with publicly traded companies of similar size. Our directors are also be reimbursed for out-of-pocket expenses incurred in their capacity as directors. In addition, each of the directors was granted options to purchase shares upon completion of the merger and the IPO.

   Under the articles of association, the B members of the board of directors shall determine the remuneration and other conditions of employment of the A members of the board of directors and vice versa.

   Our sole managing director in 1999 did not receive compensation from us for his service as a director.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

   We have established the IFCO Systems N.V. 2000 Stock Option Plan, which was approved by our then sole shareholder on March 2, 2000. The stock option plan provides for the grant to our key employees and non-employer directors nonqualified options and incentive of options to purchase our ordinary shares. The option exercise price is determined in connection with each option grant . The stock option plan authorizes the grant of nonqualified options to purchase ordinary shares equal to the greater of 15% of the outstanding shares or 6,000,000. Incentive stock options may not be granted under the stock option plan for more than 2,000,000 shares.

   As of May 31, 2000, options to purchase a total of 4,821,118 ordinary shares had been granted under the stock option plan or otherwise and were outstanding. The outstanding options have exercise prices ranging from $9.73 to $24.63 and have terms of ten years running from the date of grant.

   As of May 31, 2000, our directors and executive officers as a group have been granted options to purchase a total of 3,239,805 ordinary shares, 1,843,000 of which are exercisable within 60 days at May 31, 2000. See "Control of Registrant" for a description of the options issued to Christoph Schoeller and Martin Schoeller.

Item 13.  Interest of Management in Certain Transactions

Supply Agreement

   IFCO International Food Container Organization GmbH, one of our wholly owned subsidiaries, is a party to a supply agreement with Schoeller Plast Industries GmbH, dated November 4, 1997. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Industries. Schoeller Industries will not become part of IFCO Systems upon completion of the merger and will remain under the control of Martin and Christoph Schoeller. Under the supply agreement, Schoeller Plast AG has agreed to supply collapsible plastic RTCs exclusively to IFCO GmbH, and IFCO GmbH has agreed to purchase RTCs for use in the European market exclusively from Schoeller Plast AG. Schoeller Plast AG has also agreed to provide ongoing research and development to improve technology relating to the RTCs. Under the supply agreement, all IFCO RTC technological developments are registered on behalf of IFCO GmbH. The supply agreement also includes an exclusive royalty-free license to Schoeller Plast AG with respect to the manufacturing of the IFCO RTCs for IFCO GmbH.

   The pricing of the RTCs purchased under the supply agreement is based upon the type of RTC purchased. According to the terms of the supply agreement, IFCO GmbH purchases the RTCs for cash, although, in the event that the average price per RTC exceeds DM6.10, or approximately $2.91, IFCO GmbH may purchase the RTCs by recording a payable, bearing interest at 7.59% per year, in favor of Schoeller Plast AG for the aggregate cost of the RTCs purchased in excess of DM6.10 per RTC. Additionally, IFCO GmbH has the option of requesting cost plus pricing. Cost plus pricing would allow IFCO GmbH to purchase RTCs at Schoeller Plast AG's actual cost of production plus an agreed amount or percentage for Schoeller Plast AG's profit.

   If IFCO GmbH desires to purchase additional, different, or improved products from other suppliers, Schoeller Plast AG is entitled to deliver, within three months, the products or any comparable products to IFCO GmbH, and IFCO GmbH is required to purchase these products from Schoeller Plast AG under the terms and conditions of the supply agreement. If Schoeller Plast AG is unable to supply the requested products, IFCO GmbH may obtain the products from other sources. If, however, IFCO GmbH is unsuccessful in marketing these products, Schoeller Plast AG may market the products on a non-exclusive basis to third parties. Further, if Schoeller Plast AG offers the products to any other customer at a price or on conditions more favorable than those extended to IFCO GmbH, the parties shall renegotiate the terms and conditions of the supply agreement.

   The supply agreement expires on December 31, 2007, and may be renewed by the parties for an additional ten-year period. The supply agreement may be terminated by either party at any time for cause. If the supply agreement is terminated by IFCO GmbH for good cause, Schoeller Plast AG is prohibited from competing with IFCO GmbH for two years after that termination.

   MTS may also become a party to the supply agreement whereby Schoeller Plast AG will provide MTS with RTCs for dry goods.

   In January 1999, IFCO GmbH entered into an additional agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the crate leasing and supply business up to a maximum amount of DM6.0 million, or approximately $2.9 million, for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG has reimbursed IFCO GmbH DM6.0 million, or approximately $2.9 million, which has been recorded as a reduction of costs of goods sold. The additional agreement terminated at the end of 1999, and after December 31, 1999, no further costs related to the additional agreement will be reimbursed.

Management Agreements

   Pursuant to a management agreement, dated as of January 2, 1997, Schoeller Industries provides administrative and management services to IFCO Europe and its subsidiaries, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, IFCO Europe and its subsidiaries pay Schoeller Industries an annual management fee, which is paid monthly, that will not exceed DM1.5 million, or approximately $0.7 million, for each of the fiscal years 1999 and 2000. This management agreement expires December 31, 2000, and may be extended from year to year if mutually agreed upon.

   Pursuant to a second management agreement, dated as of January 2, 1997, Schoeller Industries provides administrative and management services to MTS, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, MTS pays Schoeller Industries an annual management fee, which is paid monthly, that will not exceed DM250,000, or approximately $119,000, for each of the fiscal years 1999 and 2000. This management agreement expires December 31, 2000, and may be extended from year to year if mutually agreed upon. Each of the management agreements will continue to be in effect upon completion of the merger, although Schoeller Industries will not become part of IFCO Systems and will remain under the control of Martin and Christoph Schoeller.

Loans and Guarantees

   Martin Schoeller and Christoph Schoeller have, together, loaned IFCO International $800,000 at an interest rate of 5% per annum. The loan became due on December 31, 1998, and has been extended to December 31, 2000. The purpose of the loan was to enable IFCO International to extend a loan of $800,000 to IFCO U.S. This loan was repaid at the closing of the merger and the IPO.

   Additionally, pursuant to an agreement between Schoeller-U.S., Inc, and IFCO U.S., Martin Schoeller and Christoph Schoeller have together loaned to IFCO U.S. $300,000. The loans are to provide additional working capital to IFCO U.S. The loans have an interest rate equivalent to the interest rate paid by IFCO U.S. on loans to IFCO U.S. from Intertape and were repaid upon the closing of the merger and the IPO.

   Martin Schoeller and Christoph Schoeller have each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total, or approximately $698,000, at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan becomes due on December 31, 2000.

   Additionally, Martin Schoeller and Christoph Schoeller have each loaned to IFCO International DM100,000, or DM200,000 in total, or approximately $95,000 at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

   Creditanstalt--Bankverein AG extended a credit facility of DM1.5 million, approximately $0.7 million, to IFCO International. Of this amount, approximately $500,000 was available to IFCO Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and has been extended to May 31, 2000. To secure the DM1.5 million credit facility provided by Creditanstalt--Bankverein, Alexander Schoeller & Co. Management Holding GmbH, a company owned by Alexander Schoeller, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by Alexander Schoeller, each provided a guarantee of up to DM1.5 million in favor of Creditanstalt. This loan was repaid at the closing of the merger and the IPO.

Participating Rights

   IFCO GmbH has issued to Schoeller Plast Industries GmbH, an 80%-owned subsidiary of Schoeller Industries, participating rights with a nominal value of DM10.0 million, or approximately $4.8 million. The participating rights have no voting rights and may be terminated by IFCO GmbH upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, the participating rights are repayable after all other creditors and rank equally with the share capital. The participating rights share in IFCO GmbH's profits, up to a maximum of approximately $0.9 million, per year, before any other distribution may be made and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. If the participating rights have been reduced from their nominal value by their share of losses, future profits must first be used to restore them to their nominal value before any other distributions may be made. IFCO GmbH redeemed these participating rights at their book value at the closing of the IPO.

Redeemable Participating Rights

   In 1996, IFCO International received DM2.0 million, or approximately $1.0 million, from Alexander Schoeller & Co. Management Holding GmbH, a company that is wholly owned by the Schoellers. Each year that IFCO International recognizes a profit under German GAAP, Alexander Schoeller & Co. is entitled to DM250,000, or approximately $119,000 per year. This amount is cumulative, and any unpaid balance due to IFCO International's lack of profit bears interest at 6.0% per year. Alexander Schoeller & Co. does not participate in IFCO International's losses and has no voting rights in IFCO International. The agreement is for an unlimited duration and may be terminated by either party with a six-month notice period. IFCO International intends to redeem these redeemable participating rights at their book value at the closing of the IPO.

Agreement with GE Capital and GE Erste

   GE Erste owned the single outstanding preferential share of IFCO Europe. Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebruder Schoeller, Schoeller KG, and we entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste in connection with the proposed merger and the IPO. Pursuant to the Option Release
Agreement:

  .  GE Erste consented to the merger and the IPO;

  . GE Erste agreed to contribute the IFCO Europe preferential share to us for purposes of the merger and the IPO upon the request of GE Capital or Schoeller Industries;

  . GE Capital and GE Erste agreed, effective with the completion of the merger and the IPO, to cancel and waive all options and other rights they have under existing agreements to purchase shares of IFCO Europe, IFCO International, or MTS; and

  . GE Capital and GE Erste will have board observation rights with respect to us.

   In January 2000, GE Erste contributed the IFCO Europe preferential share to Schoeller Holding, which then contributed the share to us. In exchange for the contribution of the IFCO Europe preferential share, Schoeller Holding issued to GE Erste a convertible debenture in the principal amount of DM45.0 million, or approximately $21.5 million, with a 30-year term and bearing 5% interest per year. The convertible debenture is convertible by GE Erste into our ordinary shares held by Schoeller Holding consisting of not more than 15.45% of the capital stock outstanding before completion of the merger and the IPO or into a corresponding number of ordinary shares in Schoeller Holding. GE Erste may require conversion of the debenture on demand at any time beginning six months after the IPO. GE Erste's conversion of its debenture into our ordinary shares after the merger will not dilute the ownership of the former PalEx stockholders or the purchasers of shares in the IPO.

   If at any time after the IPO the value of 15.45% of the capital stock outstanding before the merger and the IPO is less than DM45.0 million, or approximately $21.5 million, plus the accrued interest under the debenture, GE Erste may require payment of the full principal plus accrued interest from Schoeller Holding. In that case, however, Schoeller Holding has the right, instead of making payment in cash, to deliver our ordinary shares with a value equal to DM45.0 million, or approximately $21.5 million, plus accrued interest. GE Erste will continue to own the debenture or the ordinary shares received on exercise for at least one year after the IPO. GE Erste will, however, be able to sell the debenture or the ordinary shares after the IPO if we make a corporate acquisition or merger with a company or business that does not comply with GE Capital's internal rules for affiliated companies.

   In consideration of GE Capital's and GE Erste's release of options and other rights, before the effective time of the merger, we paid GE Capital approximately DM43.0 million, or approximately $21.0 million, out of the net proceeds of the offering of the notes, the IPO, and initial borrowings under the new senior credit facility. In addition, Schoeller Industries has granted GE Capital an option to purchase approximately 95,000 IFCO Systems ordinary shares held by Schoeller Holding at the IPO price.

   The Option Release Agreement is subject to the written consent of IFCO Europe's lenders. These consents were obtained in January 2000. The Option Release Agreement also requires that the IPO be completed by December 31, 2000.

                                    PART III

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

(e) Use of Proceeds

   Our registration statement on Form F-1 (Registration No. 333-96191) under the Securities Act of 1933 for the registration of our ordinary shares issued in the IPO was declared effective by the SEC on March 3, 2000, and the offering was completed on March 8, 2000. A total of 14.95 million ordinary shares were sold in the IPO at an initial public offering price of (Euro)15.50 or $14.90 per share, for an aggregate offering price of approximately $222.8 million. The managing underwriters of the IPO were Lehman Brothers International (Europe), Commerzbank Aktiengesellschaft, Cazenove & Co., CIBC World Markets PLC, HSBC Investment Bank plc, Credit Agricole Indosuez, and Fidelity Capital Markets, a division of National Financial Services Corporation.

   Our total net proceeds from the IPO, including the exercise of the overallotment option, were approximately $211.4 million. Our net proceeds from the IPO and the offering of the notes were used, along with cash on hand and borrowings under our new senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GE Capital, and to fund our purchase of the remaining joint venture interest in IFCO U.S.

   The following table summarizes the approximate sources and uses of funds discussed above:

                                                                     Amount
                                                                 --------------
                                                                 (in thousands)
                                                                  (unaudited)
Sources of Funds:
  IPO proceeds..................................................    $222,800
  Senior subordinated notes.....................................     190,630
  Borrowings under new senior credit facility...................      45,000
  Cash on hand..................................................      17,129
                                                                    --------
    Total.......................................................    $475,559
                                                                    ========
Uses of Funds:
  Cash payment to PalEx stockholders............................    $ 71,383
  Repayment of PalEx debt and related party loans(1)............     166,398
  Repayment of IFCO Companies debt(2)...........................      75,350
  Purchase remaining interest in IFCO U.S. and repayment of
   debt(3)......................................................      34,800
  Payment to GE Capital(4)......................................      20,943
  Payment for participating rights and redeemable participating
   rights(5)....................................................       5,259
  Fees and expenses(6)..........................................      38,669
  Available proceeds to be used primarily for future working
   capital and capital expenditure needs........................      34,757
  Repayment of borrowings under revolving credit facility of new
   senior credit facility(7)....................................      28,000
                                                                    --------
    Total.......................................................    $475,559
                                                                    ========

--------
(1) Reflects the repayment of (a) approximately $133.0 million outstanding under PalEx's senior credit facility, which bore interest at an annual weighted average rate of approximately 9.5% in 1999 with a maturity date of June 30, 2000, (b) approximately $8.4 million outstanding under various convertible notes issued by PalEx to sellers in connection with acquisitions, which bore interest at rates ranging from 6.0% to 8.0% and had maturity dates from March 18, 2000, to July 14, 2000, and (c) approximately $25.0 million of PalEx's unsecured Senior Subordinated Notes due September 30, 2000. These Senior

   Subordinated Notes bore interest at the greater of LIBOR plus 600 basis points and the rate on PalEx's senior credit facility plus 200 basis points, which was 12.125% at February 10, 2000.

(2) Reflects the repayment of (a) approximately $53.2 million outstanding under IFCO Europe's Senior Facility Agreement, which bore interest at the rate of EURIBOR plus 1.75%, or 4.61%, and had a maturity date of September 30, 2004, (b) approximately $18.8 million outstanding under IFCO Europe's Senior Subordinated Agreement, which bore interest at the rate of EURIBOR plus 2.75%, or 5.61%, and had a maturity date of September 30, 2005, (c) approximately $0.5 million outstanding under short-term loans, which bore interest at variable rates and had a maturity date of May 31, 2000, (d) approximately $2.3 million outstanding under short-term related party loans, which bore interest at rates ranging from 2.5% to 5.0% and had maturity dates from the closing date of the merger to December 31, 2000, and (e) approximately $0.6 million outstanding under other long-term debt. The short-term related party loans were payable to Schoeller Industries, Gebruder Schoeller, subsidiaries of Schoeller Industries, and the indirect owners of Schoeller Industries.

(3) Reflects the purchase from Intertape of its 49% equity interest in IFCO U.S. for $5.0 million and the payment of approximately $24.2 million to retire IFCO U.S.'s indebtedness to Intertape.

(4) Reflects the payment to GE Capital in exchange for release of GE Capital's and GE Erste's options and rights to purchase shares in the IFCO Companies.

(5) Reflects the payments to Schoeller Plast Industries GmbH to retire the participating rights and to Alexander Schoeller & Co. Management Holding GmbH to retire the redeemable participating rights of the IFCO Companies.

(6) Represents fees and expenses of the IPO, the offering of the notes, and the related transactions, including, principally, underwriting discounts and commissions, accounting, advisor, and legal fees, printing expenses, and costs of refinancing the credit facilities of the IFCO Companies and PalEx.

(7) Required use of the net proceeds from the underwriters' exercise of the overallotment option in the IPO.

                                    PART IV

Item 18.  Financial Statements

   The financial statements are filed as part of this report beginning on page F-1.

Item 19.  Financial Statements and Exhibits

   (a) Financial Statements

   The financial statements filed as part of this report are listed in the Index to Financial Statements on page F-1.

   (b) Exhibits

     3.1 Articles of Association of IFCO Systems (English translation)
         (incorporated by reference to Appendix D to the proxy statement/prospectus filed as part of IFCO Systems' Registration
         Statement on Form F-4, registration no. 333-96021).

     4.1 Specimen Certificate of IFCO Systems ordinary shares (incorporated by reference to Exhibit 4.1 filed as part of the Company's Registration
         Statement of Form F-4, registration no. 333-96021).

     9.1 Voting Agreement dated as of October 6, 1999, and effective as of March 29, 1999, by and among PalEx and certain stockholders of PalEx
         (incorporated by reference to Exhibit 9.1 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

    10.1 Amended and Restated Agreement and Plan of Reorganization, dated as of October 6, 1999 and effective as of March 29, 1999, by and among IFCO Systems, IFCO Europe, MTS, IFCO International, Schoeller
         Industries, Silver Oak, and PalEx, as amended by Amendment No. 1 dated as of January 31, 2000 (incorporated by reference to Appendix A to the proxy statement/prospectus filed as part of IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

    10.2 Lockup Agreement executed by Christoph Schoeller, Martin Schoeller,
         Schoeller Industries, Schoeller Holding, and certain senior executives of PalEx and its subsidiaries (incorporated by reference to Exhibit 10.1 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-96021).

    10.3 Waiver entered into by IFCO Systems and by certain employees of PalEx
         (incorporated by reference to Exhibit 10.2 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

    10.4 Form of Underwriting Agreement (incorporated by reference to Exhibit
         1 to IFCO Systems' Registration Statement on Form F-1, registration no. 333-96191).

    10.5 Amended and Restated Credit Agreement dated as of March 31, 2000, among IFCO Systems, PalEx, the several lenders from time to time parties thereto, CIBC World Markets Corp., and Bank One, NA
         (incorporated by reference to Exhibit 10.5 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-12092).

    10.6 Form of Guarantee and Collateral Agreement dated as of March 8, 2000, among IFCO Systems, PalEx, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 10.6 to IFCO Systems' Registration Statement on
         Form F-4, registration no. 333-12092).

    10.7 Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee
         (incorporated by reference to Exhibit 10.7 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-12092).

   10.8  First Supplemental Indenture, dated as of May 31, 2000, among IFCO-
         U.S., L.L.C., IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-12092).

   10.9  Registration Rights Agreement, dated March 8, 2000, by and among IFCO
         Systems, the guarantors named therein, CIBC World Markets Corp., and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit
         10.8 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-12092).

   10.10 Senior Facility Agreement, dated February 20, 1998, between IFCO
         International Food Container Organization GmbH, as Borrower, IFCO
         Europe, and the Financial Institutions named therein (incorporated by reference to Exhibit 10.3 to IFCO Systems' Registration Statement on
         Form F-4, registration no. 333-96021).

   10.11 Amendment to Senior Facility Agreement, dated February 28, 1998
         (incorporated by reference to Exhibit 10.4 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).
   10.12 Senior Subordinated Facility Agreement, dated February 20, 1998, between IFCO International Food Container Organization GmbH as
         Borrower, IFCO Europe, and the Financial Institutions named therein
         (incorporated by reference to Exhibit 10.5 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

   10.13 Intercreditor Agreement, dated February 20, 1998, between BHF Bank AG as Senior Agent and Security Trustee, Barclays Bank PLC as Senior
         Subordinated Agent, and the Financial Institutions named therein as Initial Senior Lenders and Initial Senior Subordinated Lenders
         (incorporated by reference to Exhibit 10.6 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

   10.14 Security Trust Agreement, dated February 27, 1998, between BHF Bank
         AG as Security Trustee and Senior Agent, IFCO International Food
         Container Organization GmbH as Borrower, IFCO Europe, Barclays Bank
         PLC as Senior Subordinated Agent, and the Financial Institutions named therein (incorporated by reference to Exhibit 10.7 to IFCO
         Systems' Registration Statement on Form F-4, registration no. 333-
         96021).

   10.15 Option Release and IPO-Facilitation Agreement, dated May 27, 1999, by and among, inter alia, Schoeller Industries, Schoeller Plast AG, GE
         Capital, and GE Erste, as amended by the Amendment of the Option
         Release and IPO-Facilitation Agreement, dated January 31, 2000
         (incorporated by reference to Exhibit 10.8 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

   10.16 Supply Agreement, dated November 4, 1997, between IFCO Europe and
         Schoeller Plast Industries GmbH (assigned to Schoeller Plast AG)
         (incorporated by reference to Exhibit 10.9 to IFCO Systems'
         Registration Statement on Form F-4, registration no. 333-96021).

   10.17 Membership Interest and Share Purchase Agreement, dated September 2,
         1999, by and among, inter alia, Polymer International Corp., as seller, and IFCO Systems, as purchaser (incorporated by reference to Exhibit 10.10 to IFCO Systems, Registration Statement on Form F-4, registration no. 333-96021).

   10.18 Management Agreement, dated as of January 2, 1997, between Schoeller
         Industries and IFCO Europe (incorporated by reference to Exhibit
         10.11 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-96021).

   10.19 Management Agreement, dated as of January 2, 1997, between Schoeller
         Industries and MTS (incorporated by reference to Exhibit 10.12 to IFCO Systems' Registration Statement on Form F-4, registration no.
         333-96021).

   10.20 Employment Agreement, dated as of March 8, 2000, by and among IFCO
         Systems and Vance K. Maultsby, Jr. (incorporated by reference to
         Exhibit 10.25 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-12092).

   10.21 Employment Agreement, dated as of March 8, 2000, by and among IFCO
         Systems and Edward Rhyne (incorporated by reference to Exhibit 10.26 to IFCO Systems' Registration Statement on Form F-4, registration no.
         333-12092).

   10.22 Employment Agreement, dated as of March 8, 2000, by and among IFCO
         Systems and Howe Q. Wallace (incorporated by reference to Exhibit
         10.27 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-12092).

   10.23 IFCO Sytems N.V. 2000 Stock Option Plan (incorporated by reference to
         Exhibit 10.1 to IFCO Sytems Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit
         10.28 to IFCO Systems' Registration Statement on Form F-4, registration no. 333-12092).

  *23.1  Consent of PwC Deutsche Revision Aktiengesellschaft
         Wirtschaftsprufungsgesellschaft.

--------
* Filed herewith.

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          IFCO SYSTEMS N.V.

                                          By:  /s/ Vance K. Maultsby, Jr.
                                             ----------------------------------
                                                 Vance K. Maultsby, Jr.
                                           Executive Vice President, Strategy
                                                       and Finance
                                               and Chief Financial Officer

Date: June 12, 2000

                         INDEX TO FINANCIAL STATEMENTS


IFCO Systems N.V.
 Report of Independent Accountants........................................  F-2
 Combined and Consolidated Balance Sheets as of December 31, 1998 and
  1999....................................................................  F-3
 Combined and Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998, and 1999.......................................  F-4
 Combined and Consolidated Statements of Comprehensive Loss for the years ended December 31, 1997, 1998, and 1999.................................  F-5
 Combined and Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1998, and 1999...........................  F-6
 Combined and Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998, and 1999.......................................  F-7
 Notes to Combined and Consolidated Financial Statements..................  F-9

PalEx, Inc. and Subsidiaries
 Report of Independent Certified Public Accountants....................... F-27
 Consolidated Balance Sheets as of December 27, 1998 and December 26,
  1999.................................................................... F-28
 Consolidated Statements of Operations for the years ended December 28,
  1997, December 27, 1998, and December 26, 1999.......................... F-29
 Consolidated Statements of Comprehensive Income for the years ended
  December 28, 1997, December 27, 1998, and December 26, 1999............. F-30
 Consolidated Statements of Changes in Stockholders' Equity for the years ended December 28, 1997, December 27, 1998, and December 26, 1999....... F-31
 Consolidated Statements of Cash Flows for the years ended December 28,
  1997, December 27, 1998, and December 26, 1999 ......................... F-32
 Notes to Consolidated Financial Statements............................... F-33

IFCO-U.S., L.L.C.
 Report of Independent Certified Public Accountants....................... F-51
 Balance Sheets as of December 31, 1998 and 1999.......................... F-52
 Statements of Operations and Changes in Accumulated Members' Deficit for
  the years ended December 31, 1997, 1998, and 1999....................... F-53
 Statements of Cash Flows for the years ended December 31, 1997, 1998, and
  1999.................................................................... F-54
 Notes to Financial Statements ........................................... F-55

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of IFCO Systems N.V.
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the combined and consolidated financial position of IFCO Systems N.V. and its subsidiaries (collectively "the Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States on the basis described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States and Germany, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft
Dusseldorf, Germany
April 26, 2000

(Betz)                                    (Hartmann)
Wirtschaftsprufer                         Wirtschaftsprufer

                               IFCO SYSTEMS N.V.

                    COMBINED AND CONSOLIDATED BALANCE SHEETS

                             (In thousands of US$)

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 23,642  $ 12,240
  Receivables..............................................   74,462    64,809
  Other....................................................    1,874     4,591
                                                            --------  --------
    Total current assets...................................   99,978    81,640
PROPERTY, PLANT AND EQUIPMENT, net.........................  172,437   167,678
OTHER NON-CURRENT ASSETS...................................   12,038    17,303
                                                            --------  --------
    Total assets........................................... $284,453  $266,621
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans......................................... $    500  $    795
  Short-term related party loans...........................    2,618     2,280
  Current maturities of long-term debt.....................    4,912    70,038
  Current maturities of capital lease obligations..........    9,340    10,329
  Refundable deposits......................................   70,875    66,436
  Accounts payable.........................................   69,287    83,209
  Accrued expenses and other current liabilities...........    7,303     7,918
  Deferred income..........................................    6,573     5,459
                                                            --------  --------
    Total current liabilities..............................  171,408   246,464
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES..................................................    4,472     5,623
LONG-TERM DEBT, net of current maturities..................   77,874
CAPITAL LEASE OBLIGATIONS, net of current maturities.......   26,867    24,198
COMMITMENTS AND CONTINGENCIES..............................
MINORITY INTEREST..........................................   28,887    25,316
PARTICIPATING RIGHTS.......................................    4,274     3,259
REDEEMABLE PARTICIPATING RIGHTS............................    1,544     1,433
SHAREHOLDERS' EQUITY:
  Contributed capital of predecessor companies.............   10,017
  Common stock, (Euro)10 par value, authorized 5,000,000
   shares; issued 1999--5,000 shares, issued 1998--0
   shares..................................................                 54
  Paid-in capital..........................................             10,339
  Accumulated deficit......................................  (38,858)  (52,737)
  Accumulated other comprehensive income (loss)............   (2,032)    2,672
                                                            --------  --------
    Total shareholders' equity.............................  (30,873)  (39,672)
                                                            --------  --------
    Total liabilities and shareholders' equity............. $284,453  $266,621
                                                            ========  ========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
REVENUES......................................... $118,546  $136,176  $154,726
COST OF SALES:
  Depreciation and amortization expense and crate
   breakage......................................   26,929    28,051    35,805
  Other costs of sales...........................   72,693    78,167    88,680
                                                  --------  --------  --------
                                                    99,622   106,218   124,485
                                                  --------  --------  --------
    Gross profit.................................   18,924    29,958    30,241
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....   18,328    24,289    24,511
MERGER AND INTEGRATION COSTS.....................                        3,519
AMORTIZATION OF GOODWILL.........................      675       383       289
OTHER OPERATING (INCOME) EXPENSES, NET...........     (840)     (864)     (639)
                                                  --------  --------  --------
    Income (loss) from operations................      761     6,150     2,561
INTEREST EXPENSE.................................  (14,302)  (12,101)  (12,534)
INTEREST INCOME..................................    3,887     1,607       600
FOREIGN CURRENCY (LOSSES) GAINS..................       25      (188)   (1,092)
LOSSES FROM EQUITY ENTITIES......................   (2,347)   (2,726)   (1,738)
OTHER INCOME (EXPENSE), net......................      183       (83)     (240)
                                                  --------  --------  --------
    Loss before income taxes and minority
     interest....................................  (11,793)   (7,341)  (12,443)
INCOME TAX PROVISION.............................      (47)     (210)     (320)
MINORITY INTEREST................................             (1,274)   (1,291)
                                                  --------  --------  --------
    Net loss.....................................  (11,840)   (8,825)  (14,054)
PARTICIPATING RIGHTS.............................      630       (88)      175
                                                  --------  --------  --------
    Net loss applicable to common stock.......... $(11,210) $ (8,913) $(13,879)
                                                  ========  ========  ========
Basic loss per share (in US$)....................   ($0.56)   ($0.45)   ($0.69)


 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

           COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                             (In thousands of US$)

                                                     1997      1998      1999
                                                   --------  --------  --------
Net loss.......................................... $(11,840) $ (8,825) $(14,054)
Other comprehensive income (loss):
  Foreign currency translation adjustment.........      317    (1,970)    4,704
                                                   --------  --------  --------
Comprehensive loss................................ $(11,523) $(10,795) $ (9,350)
                                                   ========  ========  ========




 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

          COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (In thousands of US$)

                         Contributed                             Accumulated
                         Capital of                                 Other
                         Predecessor Common Paid-In Accumulated Comprehensive Shareholders'
                          Companies  Stock  Capital   Deficit   Income (Loss)    Equity
                         ----------- ------ ------- ----------- ------------- -------------
BALANCE January 1,
 1997...................  $ 10,017     --        --  $(10,100)     $  (379)     $   (462)
Capital distribution,
 net of tax.............        --     --        --    (8,635)          --        (8,635)
Participating rights,
 net of tax.............        --     --        --       774           --           774
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (144)          --          (144)
Foreign currency
 adjustment.............        --     --        --        --          317           317
Net loss................        --     --        --   (11,840)          --       (11,840)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1997...................    10,017                    (29,945)         (62)      (19,990)
Participating rights,
 net of tax.............        --     --        --        61           --            61
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (149)          --          (149)
Foreign currency
 adjustment.............        --     --        --        --       (1,970)       (1,970)
Net loss................        --     --        --    (8,825)          --        (8,825)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1998...................    10,017                    (38,858)      (2,032)      (30,873)
Original cash
 contribution on March
 31, 1999...............        --     54        --        --           --            54
Participating rights,
 net of tax.............        --     --        --       328           --           328
Contribution from
 shareholder, net of
 tax....................       322     --        --        --           --           322
Contribution of shares
 from SLT...............   (10,339)    --    10,339        --           --            --
Redeemable cumulative
 participating rights,
 net of tax.............        --     --        --      (153)          --          (153)
Foreign currency
 adjustment.............        --     --        --        --        4,704         4,704
Net loss................        --     --        --   (14,054)          --       (14,054)
                          --------    ---   -------  --------      -------      --------
BALANCE December 31,
 1999...................  $     --    $54   $10,339  $(52,737)     $ 2,672      $(39,672)
                          ========    ===   =======  ========      =======      ========



 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (In thousands of US$)

                                                     Year Ended December 31,
                                                    ---------------------------
                                                      1997     1998      1999
                                                    --------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..........................................  $(11,840) $(8,825) $(14,054)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Depreciation and amortization expense and crate
  breakage........................................    26,929   28,051    35,805
 Amortization of goodwill.........................       675      383       289
 Amortization of intangible assets and debt
  issuance costs..................................        --    1,036     1,311
 Foreign currency (gains) losses..................       (25)     188     1,092
 Loss applicable to minority interests............              1,274     1,291
 (Profit)/loss on sale of property, plant and
  equipment.......................................        (2)      --         2
 Losses from equity entities......................     2,347    2,726     1,738
 Changes in operating assets and liabilities--
  Proceed from factoring arrangement..............        --   25,435    32,887
  Receivables.....................................   (11,588)   2,160   (36,851)
  Other assets, long term.........................       243      176       202
  Inventory.......................................     7,414   (1,621)   (2,742)
  Prepaid expenses and other current accounts.....       107      673      (443)
  Accounts payable................................     2,133   10,933     6,429
  Other current liabilities.......................     3,515   (7,791)   (1,683)
  Accrued liabilities.............................     8,722    3,803    11,073
  Deferred income.................................       917    1,337       (28)
                                                    --------  -------  --------
   Net cash provided by operating activities......    29,547   59,938    36,318
                                                    --------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of crates...............................   (39,007) (38,098)  (27,691)
 Purchase of property, plant and equipment........      (562)  (2,097)   (3,076)
 Purchase of other intangible assets..............      (243)     (33)   (3,097)
 Merger costs.....................................        --       --    (2,039)
 Investment in equity entities....................      (478)  (1,390)     (587)
 Proceeds from sale of property and equipment.....       448      106        --
 Sale(purchase) of investments carried at cost....      (436)   2,746        --
                                                    --------  -------  --------
   Net cash used in investing activities..........   (40,278) (38,766)  (36,490)
                                                    --------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from original issuance of shares........                           54
 Proceeds from sale of redeemable convertible
  preferred stock.................................    24,949       --        --
 Proceeds from shareholder contribution...........        --       --       322
 Payments on short-term bank borrowings...........        --  (51,254)       --
 Payments on long-term bank borrowings............    (3,502) (15,351)  (13,634)
 Payments on short-term related party loans.......        --  (25,779)     (196)
 Payments on capital lease obligations............   (14,214)  (5,331)   (9,401)
 Proceeds from short term bank borrowings.........     8,591       --       314
 Proceeds from long term bank borrowings..........        --   91,756    14,453
 Proceeds from related party loans................     3,997    1,850       276
 Payment for interest rate cap....................        --     (202)       --
 Debt issuance costs..............................    (6,621)  (2,131)       --
 Capital distribution to shareholders.............    (8,635)      --        --
 Other............................................       464       --        --
                                                    --------  -------  --------
   Net cash provided by (used in) financing
    activities....................................     5,029   (6,442)   (7,812)
                                                    --------  -------  --------

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                               IFCO SYSTEMS N.V.

                             (In thousands of US$)

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS...................................... $  (549) $   920  $ (3,418)
                                                   -------  -------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS......................................  (6,251)  15,650   (11,402)
CASH AND CASH EQUIVALENTS, beginning of the
 period...........................................  14,243    7,992    23,642
                                                   -------  -------  --------
CASH AND CASH EQUIVALENTS, end of period.......... $ 7,992  $23,642  $ 12,240
                                                   =======  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for interest........................... $ 6,772  $ 6,959  $ 12,143
 Cash paid for income taxes....................... $    47  $    64  $     92
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
 Accretion of redeemable convertible preferred
  stock...........................................      --  $ 1,274  $  1,077
 Redeemable cumulative participating rights....... $   144  $   149  $   (153)
 Participating rights............................. $  (774) $   (61) $   (328)
 Purchase of containers on capital leases......... $ 8,465  $ 9,382  $ 13,984
 Merger costs included in accounts payable........      --       --  $  4,100
 Container purchases included in accounts
  payable......................................... $ 2,943       --  $ 16,484



 The accompanying notes are an integral part of these combined and consolidated financial statements.

             NOTES TO THE FINANCIAL STATEMENTS OF IFCO SYSTEMS N.V.

                 (In thousands of US$ unless otherwise stated)

1. BUSINESS AND ORGANIZATION:

   IFCO Systems N.V. ("the Company" or "IFCO"), which was incorporated under the laws of the Netherlands on March 31, 1999, is a holding company for IFCO Europe Beteiligungs GmbH ("IFCO Europe"), MTS Okologistik GmbH ("MTS"), and Schoeller International Logistics Beteiligungsgesellschaft ("SIL").

   On March 8, 2000, the Company completed a merger with PalEx, Inc. ("PalEx") upon the approval of the shareholders of PalEx, in addition to an initial public offering. See Note 13.

   IFCO Europe was established in 1997 and is the holding company of IFCO International Food Container Organisation GmbH ("IFCO GmbH"), a German company, which was established in 1992. IFCO Europe is involved in the organization and administration of the purchase, distribution and leasing of round-trip container ("RTC") systems in Germany and other European countries. The RTCs are leased primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RTCs to various intermediaries and ultimately retailers for sale to consumers. IFCO Europe delivers the empty RTCs to customers' bulk warehouses and collects the empty crates from regional service points, where the RTCs are transported to the Company's depots and cleaned for reuse. IFCO Europe is 76% owned by IFCO Systems N.V., with a subsidiary of General Electric Capital Corporation ("GECC") holding a minority interest of 24%. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. GECC also received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met.

   MTS, a German company that is 100% owned by IFCO Systems N.V. was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO Europe.

   SIL, a German company that is 100% owned by IFCO Systems N.V. was established in 1994 to hold ownership interests in RTC systems in the United States, Argentina and Japan. The operation in Argentina is wholly owned and is consolidated within SIL. SIL has a 50% voting interest in the operations in the United States and a 33% ownership investment in the Japanese operations. SIL has agreed to fund its proportionate share of losses of the operations in the United States and Japan in excess of its capital investment. Both of these operations are accounted for under the equity method. SIL's business processes are generally similar to those of IFCO Europe.

   Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH ("SLI"). SIL was a subsidiary of Gebruder Schoeller Beteilungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI indirectly contributed its shares of IFCO Europe and MTS to IFCO Systems N.V. In addition, GSB contributed its shares of SIL to IFCO Systems N.V. effective November 22, 1999. IFCO Systems N.V. is 100% owned by Schoeller Logistic Technologies Holding GmbH, Pullach ("SLT"). SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities of common control using the historical basis of assets and liabilities transferred.

   Periods prior to the contribution of shares to IFCO Systems N.V. described above represent the combined financial statements of IFCO Europe, MTS and SIL. Periods subsequent to the contribution represent the combined and consolidated results of IFCO Systems N.V. The contribution of shares to IFCO Systems N.V. has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS and SIL to paid-in capital of IFCO Systems N.V. within the combined and consolidated statement of shareholders' equity.

                               IFCO SYSTEMS N.V.

   IFCO Europe and MTS previously reported separately to SLI. SIL previously reported to GSB. All costs relating to each entity were historically billed through management charges. These costs include all general corporate overhead, consisting of accounting, legal and technical services and other general and administrative costs, and interest expense related to the operations of IFCO Europe, MTS, and SIL. Subsequent to the transfer of shares to IFCO Systems N.V., SLI continues to provide management services to the Company. See Note 9. All significant inter-company transactions and balances between the combined and consolidated companies have been eliminated. Income taxes have been calculated on a separate return basis.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) was issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Accounting Principles

   The accompanying combined and consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

 Reclassifications

   Certain reclassifications have been made in the 1998 and 1997 financial statements to conform to the 1999 presentation.

 Fiscal Year

   All combined and consolidated entities maintain their accounting records using a December 31 year-end.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventory

   Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using a weighted average cost method.

 Property, Plant and Equipment

   Property, plant, and equipment is carried at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for financial reporting purposes.

   Included in property, plant and equipment is the Company's RTC rental pool, which is being depreciated to estimated salvage value using the straight line method over lives ranging from 8 to 15 years. The Company periodically reviews its RTC rental pool to ensure that all unusable RTCs are reduced to net realizable value in

                               IFCO SYSTEMS N.V.

accordance with the Company's RTC supply contract. These charges are considered breakage by the Company and are included in cost of sales in the accompanying combined and consolidated statements of operations.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net, in the accompanying combined and consolidated statements of operations.

   The Company follows the reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically assesses the realizability of its long-lived assets pursuant to the provisions of SFAS No.
121. See Note 3.

   The Company follows the reporting requirements of SFAS No. 13 "Accounting for Leases". Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected used on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

 Goodwill and Other Intangible Assets

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 years. The Company capitalizes certain internal software development costs which are amortized by the straight-line method over the estimated useful economic lives of the software, not to exceed 4 years. At December 31, 1998 and 1999, unamortized software costs were $2,974 and $896, respectively. Amortization of capitalized internal software development costs totalled $261, $186 and $168, in 1997, 1998 and 1999, respectively.

   The Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets as reflected in the Company's combined and consolidated financial statements as of December 31, 1999.

 Advertising Costs

   All advertising costs are expensed when incurred. Total advertising costs were $1,215, $833, and $1,502 for the years ended December 31, 1997, 1998, and 1999, respectively.

 Investment in Equity Entities

   Entities over which IFCO has between 20% and 50% of the voting rights, and over which IFCO exercises significant influence, are accounted for using the equity method.

   SIL's share of operating losses in the Japanese operations ("IFCO-Japan") has exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and

                               IFCO SYSTEMS N.V.

consolidated balance sheet. IFCO-Japan's losses that have been recorded are included in losses from equity entities on the combined and consolidated statement of operations.

   SIL's share of the operating losses in the operations in the United States ("IFCO-US") has exceeded its initial capital investment. SIL has recorded its proportionate share of the losses in IFCO-US in excess of its investment as accumulated losses in excess of investment in equity entities in the combined and consolidated balance sheet as SIL has agreed to fund its proportionate share of the losses. The loss that has been recognized by SIL in respect of IFCO-US is recorded in losses from equity entities on the combined and consolidated statement of operations.

 Participating Rights

   The participating rights were originally issued to Schoeller Plast Industries GmbH, Pullach, ("SPI"), a company wholly owned by SLI, in respect of IFCO GmbH with a nominal value of DM 10.0 million. The rights have no voting rights and are issued for an unlimited period and may be terminated by IFCO upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, it is repayable after all other creditors and ranks equally with the share capital. The participating rights share in IFCO GmbH's profits up to a maximum of DM1.6 million ($0.8 million) per year, before any other distribution may be made, and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. In the event that the participating rights has been reduced from its nominal value by its share of losses, future profits must first be used to restore it to its nominal value before any other distributions may be made.

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

 Redeemable Participating Rights

   In 1996 SIL received DM 2.0 million ($1,228) from Alexander Schoeller & Co. Management Holding GmbH ("ASMH"), a company which is wholly owned by the Schoellers. Each year that SIL recognizes a profit under German GAAP, ASMH is entitled to DM 250,000 ($128) per annum. This amount is cumulative, and any unpaid balance due to SIL's lack of profit bears interest at 6.0% per annum. ASMH does not participate in SIL's losses, and has no voting rights in SIL. The agreement is for an unlimited duration, and may be terminated by either party with a six month notice period.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate these redeemable participating rights.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

                               IFCO SYSTEMS N.V.

 Revenue Recognition

   The majority of the Company's combined and consolidated revenues are generated from RTC usage fees and are recognized over the Company's service obligation period, which is complete when the customer's product is removed from the RTCs and the RTC is returned to the Company.

   In December 1999, the United States Securities and Exchange Commission ("SEC") issued SAB 101, "Revenue Recognition", which summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in these financial statements. Such adoption had no impact on the Company's financial statements.

   The Company also generates revenues from the lease of RTCs for specified periods of time, which are recognized on a straight-line basis over the lease term. Additionally, the Company generates revenues from the sale of broken RTCs.

 Refundable Deposits

   The Company receives a deposit from its customers upon RTC delivery that is classified as a refundable deposit in the accompanying combined and consolidated balance sheets. This deposit is refunded by the Company when the RTC is recollected.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments", require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's long-term debt approximates fair value due to variable interest rates. The carrying value of the Company's other financial instruments also approximates fair value, except for the interest rate cap of the Senior Facility Agreement. The cap uses a derivative financial instrument, and as it is an integral part of the Senior Facility Agreement, it cannot be reliably segregated and measured. There are no published price quotations in active public securities markets and even though there are well-established valuation models, the data inputs to these models does not come from active markets.

 Foreign Currency Transactions and Translation

   Sales and purchases in foreign currency are measured using the exchange rate at the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statement of operations.

   The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar ("US$") as its reporting currency. The financial statements of the Company's operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders' equity.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets

                               IFCO SYSTEMS N.V.

and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Basic Loss Per Share

   Basic loss per share has been computed using the actual number of ordinary shares that were issued to the shareholders of IFCO in connection with the IPO of IFCO Systems N.V. and the merger with PalEx. This amount has been calculated as 20.0 million. The numerator used in the calculation of proforma basic loss per share has been calculated using the net loss for the year plus the redeemable cumulative participating rights and the participating rights. The number of shares used in calculating basic and diluted loss per share is the same, as the conversion of the preferred stock would result in anti-dilution.

 Recent Accounting Pronouncements

   On May 19, 1999, the Financial Accounting Standards Board decided to delay the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative financial instruments be recognized as either assets or liabilities on the balance sheet at their fair values and that accounting for the changes in their fair values is dependent upon the intended use of the derivatives and their resulting designations. The new standard will supersede or amend existing standards that deal with hedge accounting and derivatives. The Company has not determined the effect that adopting this standard will have on its combined and consolidated financial statements.

3. PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following:

                                                 Estimated
                                                  Useful     December 31,
                                                 Lives in  ------------------
                                                   Years     1998      1999
                                                 --------- --------  --------
   Crates.......................................   8-15    $188,848  $189,964
   Machinery and equipment......................   4-10       7,631     6,641
   Furniture and fixtures.......................   4-10       4,213     3,910
                                                           --------  --------
                                                           $200,692  $200,515
   Less: Accumulated depreciation and
    amortization................................            (28,255)  (32,837)
                                                           --------  --------
                                                           $172,437  $167,678
                                                           ========  ========

   Depreciation expense for the years ended December 31, 1997, 1998, and 1999, was $8,579, $10,414, and $12,757 respectively. Of the total assets above, costs of $14,388, $38,288, and $37,159, and accumulated depreciation of $651, $981, and $2,876 are held under capital leases at December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

 Accounts Receivable

   The major components of accounts receivable are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Trade (gross).............................................. $63,292  $61,723
   Less: Allowance for doubtful accounts......................  (6,079)  (4,706)
   Related Party..............................................  11,738    4,071
   Other......................................................   5,511    3,721
                                                               -------  -------
                                                               $74,462  $64,809
                                                               =======  =======

   Activity in the Company's allowance for doubtful accounts consists of the following:

                                                                  Year ended
                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Balance, beginning of year................................... $5,886  $6,079
   Write-offs...................................................   (887) (1,996)
   Additional provisions........................................    540   1,277
   Increase (decrease) due to foreign exchange translation......    540    (654)
                                                                 ------  ------
                                                                 $6,079  $4,706
                                                                 ======  ======

 Other Non-current Assets

   The major components of other non-current assets are as follows:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Debt issuance costs........................................ $ 9,364  $ 7,974
   Merger costs...............................................      --    5,051
   Goodwill...................................................   4,187    3,496
   Software...................................................     896    2,974
   Other intangible assets....................................      66    1,215
                                                               -------  -------
                                                                14,513   20,710
   Less: accumulated amortization.............................  (2,475)  (3,407)
                                                               -------  -------
                                                               $12,038  $17,303
                                                               =======  =======

   Merger costs represent the direct costs of the acquisition of PalEx during 1999. Included in other intangible assets at December 31, 1999 are deferred IPO and deferred high yield debt issuance costs of $857 and $231, respectively. The deferred IPO costs relate to costs of issuing equity securities in early 2000, and will be accounted for as a reduction of the proceeds of the equity offering. Accordingly, these costs will not be amortized over future periods. The deferred high yield debt issuance costs relate to debt issued in early 2000 and will be amortized over the life of the new debt issue.

                               IFCO SYSTEMS N.V.

 Accounts payable

   The major components of accounts payable are as follows:

                                                                 At December 31,
                                                                 ---------------
                                                                  1998    1999
                                                                 ------- -------
   Trade........................................................ $65,525 $72,013
   Related party................................................   3,762  11,196
                                                                 ------- -------
                                                                 $69,287 $83,209
                                                                 ======= =======

5. DEBT:

 Long-Term Debt

   During 1998, the Company negotiated a new financing arrangement through a lending syndicate under a Deutsche Mark ("DM") 146 million ($89.6 million) Senior Facility Agreement (SFA) and a DM35 million ($21.5 million) Senior Subordinated Agreement (SSA). The proceeds from the SFA and SSA were primarily used to reduce the Company's outstanding short-term borrowings.

   During 1999, the amount of credit available to the Company was reduced to DM
160.5 million ($82.3 million). The credit facility consists of DM 125.5 million ($64.3 million) available under the SFA and DM35.0 million ($18.0 million) available under the SSA.

   The SFA consists of a DM64.0 million ($32.8 million) fixed term loan and two revolving credit facilities totaling DM61.5 million ($31.5 million). All borrowings under the SFA, approximately DM100.5 million ($51.5 million) outstanding as of December 31, 1999, contain principal reduction provisions, mature in 2004, and accrue interest at EURIBOR plus 1.75% (5.31% as of December 31, 1999). The amount available for future borrowings under the SFA as of December 31, 1999 was approximately DM25.0 million ($12.8 million). The SSA does not have scheduled principal reductions until a balloon payment in 2005. Outstanding borrowings under the SSA, which totaled DM35.0 million ($18.0 million) accrue interest at a rate of EURIBOR plus 2.75% (6.31% as of December 31, 1999).

   Substantially all of the Company's receivables and long-lived assets are pledged as security against all outstanding borrowings under the SFA and SSA, which also prohibit any dilution of GECC's capital investment. The SFA and SSA prohibit the payment of dividends by the Company as long as any outstanding borrowings exist under the SFA or SSA, restrict the Company's incurrence or assumption of other indebtedness and require the Company to comply with non-financial and financial covenants, including certain funded debt and interest expense to earnings before taxes, depreciation, interest and amortization ratios and certain cash flow ratios. The Company was in compliance with, or had obtained waivers for, each of the covenants as of December 31, 1998. At December 31, 1999, the Company was in violation of certain covenants under the SSA and SFA. The Company did not obtain waivers for these violations as the SSA and SFA were paid in full in March 2000 upon completion of the IPO. See Note
13. The outstanding balances on the SFA and SSA have been classified as current liabilities at December 31, 1999.

   To hedge its variable rate interest risk, the Company has entered into an interest rate cap agreement, which as of December 31, 1999, covers DM101.4 million ($52.0 million) of the Company's outstanding debt and limits interest rates applicable to the SFA and SSA borrowings to 6.75%, and 7.75%, respectively. The costs of this agreement are included in interest expense ratably over the agreement's life. The unamortized cost of the agreement is included in other assets in the accompanying combined and consolidated balance sheets.

                               IFCO SYSTEMS N.V.

   Long-term debt consists of the following:

                                                               At December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   SFA term loan.............................................. $44,208  $32,840
   SFA credit facilities......................................  16,578   18,706
   SSA term loan..............................................  21,490   18,045
   Other......................................................     510      447
                                                               -------  -------
                                                                82,786   70,038
   Less: current maturities...................................  (4,912) (70,038)
                                                               -------  -------
                                                               $77,874  $    --
                                                               =======  =======

   The maturities of long-term debt are as follows for the year ending December 31, 1999:

                                                                         Amount
                                                                         -------
   2000................................................................. $70,038
   2001.................................................................      --
   2002.................................................................      --
   2003.................................................................      --
   2004.................................................................      --
   Thereafter...........................................................      --
                                                                         -------
                                                                         $70,038
                                                                         =======

 Short-Term Loans

   Short-term loans at December 31, 1998 and 1999 relate to a renewable short-term note with a bank.

 Short-Term Related Party Loans

   SLI and GSB, SLI's subsidiaries and SLI's direct owners have historically provided working capital financing to the Company. Outstanding balances accrue interest at rates ranging from 5.0% to 8.0%.

 Receivable Factoring

   Prior to May 1998, IFCO Europe had an agreement whereby the trade accounts receivable balances were used as collateral against borrowings from third parties. Both the receivables and the funding were recorded on IFCO Europe's books. The administrative processes related to collecting the receivables was performed by the third party acting as an agent for IFCO Europe, for which IFCO Europe paid a fee.

   In May 1998 the arrangement was altered to allow IFCO Europe to factor up to 85% of accounts receivable balances that meet certain requirements as set forth in the agreement. For the receivables accepted for factoring, the factoring agent is required to remit between 60% and 80% of the unpaid amounts of factored receivables to IFCO Europe. The remainder, less a factoring charge, is held in an escrow account and is remitted to IFCO Europe following collection. There is no risk of loss associated with the funds initially received by IFCO Europe, and these funds have been netted off against receivables. The risk of loss on the balance held in the escrow account remains with the factoring agent who performs the administrative collection process for all factored receivables. The balance held in the escrow account is included in receivables on the combined and consolidated balance sheet and at December 31, 1999 and 1998 was $9,485 and $7,279, respectively. The interest rate on cash advances relating to uncollected factored receivables is based on the

                               IFCO SYSTEMS N.V.

three-month EURIBOR rate plus 1.25% (4.59% as of December 31, 1999). IFCO Europe factored approximately $32,887 and $25,435 of its combined and consolidated receivables in 1999 and 1998, respectively. IFCO Europe incurred approximately $4,270 and $3,966 in 1999 and 1998, respectively, in factoring and interest charges relating to this agreement.

 Capital Lease Obligations

   The Company has entered into leases with third parties principally for plastic RTCs that are accounted for as capital leases. The future minimum lease payments for assets under capital leases, together with the present value of minimum lease payments, were as follows as of December 31, 1999:

   2000................................................................ $12,131
   2001................................................................   9,427
   2002................................................................   8,214
   2003................................................................   8,205
   2004................................................................     162
   Thereafter..........................................................     760
                                                                        -------
   Total future minimum lease payments.................................  38,899
   Less amounts representing interest..................................  (4,372)
                                                                        -------
   Present value of future minimum lease payments...................... $34,527
                                                                        =======
   Current............................................................. $10,329
   Non-current.........................................................  24,198
                                                                        -------
   Total............................................................... $34,527
                                                                        =======

6. MINORITY INTEREST:

   IFCO Europe has outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share shall be entitled to 16% of the vote on all matters of which common stockholders are entitled to vote. The other 84% of votes are held by the common stockholders. The holder of the preferred share participates in 24% of the profits of IFCO Europe. However, the preferred share has preference over the first DM 2,250 ($1,153) of profits before any profits are distributed to the common shareholders.

   The preferred share is convertible into common stock of IFCO Europe at any time prior to September 30, 2004. The preferred stock is redeemable beginning September 30, 2002, at the option of the holder for the original investment amount. In addition to the original investment amount, the holder is entitled to 5% annual interest on the purchase price minus any capital repaid to the holder for the period starting at the day of the original investment and ending on the date of redemption election, such interest amount being compounded at an interest rate of 5% per year and being reduced by any dividends paid out to the holder. The redemption amount outstanding on the redemption date is payable in 12 monthly installments, plus 5% interest beginning two years after the redemption election date. In addition, the preferred stock is redeemable subject to certain conditions at the option of the issuer in year 2003 at the earliest. The redemption amount is calculated under similar terms as above.

   In the event of liquidation or dissolution of the Company, the holder of the preferred share shall have priority entitlement before distribution to other shareholders to proceeds which are available for distribution to the shareholders up to an amount of DM 45,000 ($23,062), plus preferential dividends which have not been distributed, less any eventual distribution of profits in excess of the preferential dividends.

                               IFCO SYSTEMS N.V.

   In connection with the investment in the preferred share, GECC received options to increase its investment in IFCO Europe to 49% and then up to 100% after certain dates have passed and criteria have been met. In addition, GECC received options to purchase 100% of MTS and up to 100% of SIL after certain dates have passed and criteria have been met. Also in connection with the investment, SLI has a put option to sell its interest in IFCO Europe to GECC after certain dates have passed and criteria have been met.

   Effective November 3, 1999, upon transfer of the shares of IFCO Europe to IFCO Systems N.V. by SLI, the preferred share in IFCO Europe still held by GECC is shown as minority interest on the balance sheet of IFCO Systems N.V. as of December 31, 1999. The interest attributable to the preferred share from November 3, 1999 to December 31, 1999 is reflected as minority interest in the statement of operations for the year ended December 31, 1999. Reclassifications have been made to the balance sheet and the statement of operations in order to be consistent with the 1999 presentation of the preferred share in IFCO Europe still held by GECC.

7. INCOME TAXES:

                                                     Year ended December 31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
Loss before income taxes
  Germany........................................... $ 8,576  $ 3,802  $ 3,532
  Foreign...........................................   3,217    3,539    8,911
                                                     -------  -------  -------
Total............................................... $11,793  $ 7,341  $12,443
                                                     =======  =======  =======
Income tax provision
Current
  Germany........................................... $    --  $    --  $  (106)
  Foreign...........................................     (47)    (210)    (214)
                                                     -------  -------  -------
Total current....................................... $   (47) $  (210)    (320)
                                                     -------  -------  -------
Deferred
  Germany........................................... $    --  $    --  $    --
  Foreign........................................... $    --  $    --  $    --
                                                     -------  -------  -------
Total deferred...................................... $    --  $    --  $    --
                                                     -------  -------  -------
Total provision..................................... $   (47) $  (210) $  (320)
                                                     =======  =======  =======

   The differences in income taxes provided and the amounts determined by applying appropriate statutory tax rates to loss before income taxes result from the following:

                                                     Year ended December 31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
Tax benefit at statutory rate (48.8%)............... $ 5,755  $ 3,582  $ 6,072
Increase (decrease) resulting from:
  Movement in valuation allowance...................  (3,693)  (3,605)  (6,133)
  Participating rights..............................    (378)     (30)    (160)
  Non deductible finance charges....................    (464)    (348)    (304)
  Goodwill amortisation.............................    (131)    (118)    (141)
  Other.............................................  (1,136)     309      346
                                                     -------  -------  -------
                                                     $   (47) $  (210) $  (320)
                                                     =======  =======  =======

                               IFCO SYSTEMS N.V.

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows:

                                                              At December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
Deferred income tax liabilities:
  Accelerated depreciation.................................. $ 81,114  $ 75,323
  Other.....................................................    3,467     7,674
                                                             --------  --------
Total deferred income tax liabilities.......................   84,581    82,997
Deferred income tax assets:
  Carryforward losses.......................................   73,891    78,222
  Interest on accretion.....................................      622       526
  Capitalized crate cost....................................   17,679    16,240
  Patent....................................................    3,596     2,626
  Other.....................................................    6,164     4,974
                                                             --------  --------
Total deferred income tax assets............................  101,952   102,588
                                                             --------  --------
Valuation allowance.........................................  (17,371)  (19,591)
                                                             --------  --------
Net deferred income tax assets..............................   84,581    82,997
                                                             --------  --------
Deferred income tax assets, net............................. $     --  $     --
                                                             ========  ========

   Income tax payable at December 31, 1998 and 1999 was approximately $146 and $207, respectively, and is included in accrued liabilities in the accompanying combined and consolidated balance sheets.

   As certain RTC leases are capitalized for book purposes but are treated as operating leases for tax purposes, the amount of expense recognized for book and tax purposes differs, resulting in a deferred tax asset. Such asset will reverse over the life of the lease.

   At December 31, 1998 and 1999, the Company has net operating loss carryforwards in Germany of approximately $135,275 and $ 132,801, respectively. The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations at December 31, 1998 and 1999 are $18,648 and $27,489, respectively. These operating loss carryforwards expire in 2005 and 2006, respectively. These carryforwards are available to offset future taxable income. A valuation allowance has been made by the Company to provide for all deferred tax assets. The valuation allowance is necessary as the specific subsidiaries for which it is attributable have not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of the valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

   Activity in the Company's valuation allowance for deferred tax assets consists of the following:

                                                     Year ended December 31,
                                                     ------------------------
                                                      1997     1998    1999
                                                     -------  ------- -------
Balance, beginning of year.......................... $ 5,497  $11,719 $17,371
Increase (decrease) due to foreign exchange
 translation........................................    (958)   1,485  (3,120)
Additions during the year...........................   7,180    4,167   5,340
                                                     -------  ------- -------
Balance, end of year................................ $11,719  $17,371 $19,591
                                                     =======  ======= =======

                               IFCO SYSTEMS N.V.

   The valuation allowance allocated by tax jurisdiction is as follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
Germany:
  Current............................................... $   300 $   800 $   420
  Long-term.............................................   7,192  10,451   7,848
                                                         ------- ------- -------
                                                         $ 7,492 $11,251 $ 8,268
Other:
  Long-term............................................. $ 4,227 $ 6,120 $11,323
                                                         ------- ------- -------
    Total............................................... $11,719 $17,371 $19,591
                                                         ======= ======= =======

   At December 31, 1999 the recognition of any future tax benefits resulting from the reduction of $2,910 of the valuation allowance will result in a credit to accumulated deficit.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

   In 1998, one of the Company's subsidiaries was assessed a charge related to value added tax by the Swiss government in the amount of approximately $2.0 million, resulting from differing interpretations of the Company's RTC activity in Switzerland. The Company objects to the charge and is currently negotiating with the tax authorities. The Company has accrued an amount that it believes to be a probable liability.

   In 1999, another of the Company's subsidiaries has been assessed a charge related to value added tax by the Spanish government for the years 1995 through 1998. Negotiations between tax authorities and IFCO have given rise to a potential settlement of approximately $1.2 million, which IFCO has included in accrued liabilities at December 31, 1999.

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Leasing Arrangements

   The Company also leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999 are as follows:

                                                                         Amount
                                                                         -------
      2000..............................................................   4,180
      2001..............................................................   3,469
      2002..............................................................   2,511
      2003..............................................................   2,358
      2004..............................................................   1,457
      Thereafter........................................................   1,263
                                                                         -------
                                                                         $15,238
                                                                         =======

   Rent expense under operating leases was approximately $2,335, $4,442 and $3,928 for the years ending December 31, 1997, 1998, and 1999, respectively.

                               IFCO SYSTEMS N.V.

9. RELATED PARTY TRANSACTIONS:

 RTC Supply Contracts

   IFCO Europe has historically purchased the majority of its RTCs through single-year supply contracts with SPI. During 1997, the Company entered into a ten-year supply agreement with SPI to provide all of the Company's plastic RTCs. SPI will not provide plastic crates to other third party crate rental or leasing companies. SPI unit prices are a function of their weight, the price for granulate and the actual quantity purchased by the Company. There is not a minimum purchase requirement. Changes in pricing may occur when SPI's production costs vary by more that 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken RTCs that are recollected from the Company by SPI. During 1997, 1998, and 1999, the Company paid SPI $45,472, $46,397, and $34,959, respectively, for RTCs. Sale of broken RTCs from the Company to SPI totaled $8,750, $9,438, and $9,475 in 1997, 1998, and 1999, respectively, and are included within revenues.

 Management Fee

   The Company has entered into a management contract expiring in December 2000 with SLI to provide management and administrative services to the Company. The Company has recorded $769, $576, and $954, in costs under this contract during fiscal years 1997, 1998, and 1999, respectively, which are included in selling, general and administrative costs in the accompanying combined and consolidated statement of operations. The current contract expires on December 31, 2000, and the Company is obligated to pay an additional $954 for management services during 2000.

 Related Party Working Capital Financing

   The Company has generated payables to and receivables from SPI, primarily as a result of the purchase of RTCs from SPI and the subsequent sale of broken RTCs to SPI. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables and accrues interest on its payables at 7.5%.

   The Company has recorded net interest income (expense) from related parties which principally consist of SLI and SPI of approximately ($1,266), $215, and $72, during fiscal years 1997, 1998, and 1999, respectively.

 Capital Distribution

   During 1997, IFCO Europe purchased a patent for a type of plastic RTC from SPI for $8,635. The patent had been internally developed by another related party and had a nominal carrying value. As this represented a transfer of assets under common control, the amount paid for the patent has been treated as a capital distribution, and IFCO Europe is carrying the patent at the nominal carrying value.

 Cost Reimbursement Agreement

   In January 1999, the Company entered into an additional agreement with Schoeller Plast AG, an indirect 80%-owned subsidiary of SLI, in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the RTC leasing and supply business up to a maximum amount of DM 6.0 million ($3,272) for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG has reimbursed the Company DM 6.0 million ($3,272) which has been recorded as a reduction of cost of goods sold. The agreement terminated at the end of 1999 and subsequent to December 31, 1999, no further costs related to the agreement will be reimbursed.

                               IFCO SYSTEMS N.V.

10. MERGER AND INTEGRATION COSTS:

   The major components of merger and integration costs are as follows:

                                                                          1999
                                                                         ------
      PalEx transaction costs........................................... $2,800
      Restructuring costs...............................................    564
      Other.............................................................    155
                                                                         ------
                                                                         $3,519
                                                                         ======

   In connection with the merger between the Company and PalEx on March 8, 2000, the Company agreed to reimburse PalEx for their transaction costs incurred during 1999 of approximately $2,800. These costs are expensed as they are not direct costs of acquisition for the Company. In connection with the restructuring of IFCO Systems N.V. due to the PalEx merger, four operational employees were terminated during 1999. Costs incurred during 1999 relating to this restructuring total $564, and are included in "merger and integration costs" in the statement of operations. At December 31, 1999, the remaining accrual balance is $500 and is included in accrued expenses and other current liabilities on the balance sheet.

11. BUSINESS SEGMENTS:

   The Company has three business segments, the European plastic RTC operations ("European perishables"), the dry good RTC operations ("Dry goods"), and the non-European plastic RTC operations ("Non-European perishables"). The European perishables and Non-European perishables segments sell, repair/wash, lease and retrieve plastic RTCs primarily for use in agricultural markets. The Dry goods segment has a reusable packing system for dry goods, primarily for use in industrial markets.

   The accounting policies for the segments are the same as those described in
Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

   As discussed in Note 2, Summary of Significant Accounting Policies, accumulated loss in excess of investments in equity entities relates to the amount shown in the combined and consolidated balance sheet of a portion of IFCO-US's and IFCO-Japan's losses recognized in excess of the carrying value of the investments in IFCO-US and IFCO-Japan. Losses from equity entities represents the portion of IFCO-US and IFCO Japan's losses that the Company has recognized in the combined and consolidated statements of operations.

                                        Year ended December 31, 1997
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $108,674   $ 9,580    $   292      $    --      $118,546
Profit (loss) before
 taxes..................    (7,338)     (424)    (4,031)                   (11,793)
Interest revenue........     4,031       240         71         (455)        3,887
Interest expense........   (14,236)     (244)      (277)         455       (14,302)
Depreciation and RTC
 breakage...............   (25,009)   (1,783)      (137)          --       (26,929)
Amortization of
 goodwill...............      (675)       --         --           --          (675)
Total assets............   237,629    15,242      2,411       (5,725)      249,557
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (3,136)          --        (3,136)
Losses from equity
 entities...............        --        --     (2,347)          --        (2,347)
Capital expenditures....   (37,713)   (1,783)       (73)          --       (39,569)

                               IFCO SYSTEMS N.V.

                                        Year ended December 31, 1998
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $125,128   $ 9,901    $ 1,147      $    --      $136,176
Profit (loss) before
 taxes..................    (2,644)     (470)    (4,227)          --        (7,341)
Interest revenue........     1,660       238          7         (298)        1,607
Interest expense........   (11,910)     (133)      (356)         298       (12,101)
Depreciation and RTC
 breakage...............   (25,927)   (1,917)      (207)          --       (28,051)
Amortization of
 goodwill...............      (383)       --         --           --          (383)
Total assets............   267,866    17,954      2,777       (4,144)      284,453
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (4,472)          --        (4,472)
Losses from equity
 entities...............        --        --     (2,726)          --        (2,726)
Capital expenditures....   (37,690)   (2,122)      (383)          --       (40,195)

                                        Year ended December 31, 1999
                         -----------------------------------------------------------
                          European     Dry    Non-European              Combined and
                         perishables  goods   perishables  Eliminations consolidated
                         ----------- -------  ------------ ------------ ------------
Revenues................  $141,984   $10,154    $ 2,588      $    --      $154,726
Profit (loss) before
 taxes..................    (9,464)      900     (3,879)          --       (12,443)
Interest income.........       834        76          8         (318)          600
Interest expense........   (11,217)     (998)      (634)         315       (12,534)
Depreciation and RTC
 breakage...............   (33,517)   (1,474)      (814)          --       (35,805)
Amortization of
 goodwill...............      (289)       --         --           --          (289)
Total assets............   255,381    13,527      6,696       (8,983)      266,621
Accumulated loss in
 excess of investments
 in equity entities.....        --        --     (5,623)          --        (5,623)
Losses from equity
 entities...............        --        --     (1,738)          --        (1,738)
Capital expenditures....   (29,256)   (1,390)      (121)          --       (30,767)

   Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses. Eliminations for total asset are made for intercompany receivables and investments in other affiliated entities.

   The Company's revenue by country, based on the location of the customer, is as follows:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------
   Germany.......................................... $ 44,616 $ 49,838 $ 60,189
   Spain............................................   20,914   23,727   22,091
   Italy............................................   14,746   18,369   19,305
   France...........................................   10,043   11,208   11,998
   Other............................................   28,227   33,034   41,143
                                                     -------- -------- --------
   Combined and consolidated........................ $118,546 $136,176 $154,726
                                                     ======== ======== ========

   The Company's long-lived assets by country are as follows:

                                                                1998     1999
                                                              -------- --------
   Germany................................................... $182,274 $179,023
   Other.....................................................    2,201    5,958
                                                              -------- --------
   Combined and consolidated................................. $184,475 $184,981
                                                              ======== ========

                               IFCO SYSTEMS N.V.

12. EQUITY ENTITIES:

   Summarized combined financial data of IFCO-US and IFCO-Japan, entities accounted for under the equity method by the Company, is as follows:

                                                        At December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
   Total assets................................... $ 20,058  $ 22,186  $ 38,682
   Total liabilities.............................. $(27,437) $(32,783) $(52,727)
   Members' deficit............................... $ (7,379) $(10,597) $(14,045)

   Summarized income information for IFCO-US and IFCO-Japan is as follows:

                                                        At December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
   Revenue........................................ $  3,709  $  6,252  $ 12,447
   Gross margin (loss)............................   (1,132)      213     4,478
   Loss from operations...........................   (3,405)   (3,213)   (1,420)
   Net Loss.......................................   (4,641)   (5,303)   (3,440)

13. SUBSEQUENT EVENTS:

 Merger and IPO

   On March 8, 2000, the Company completed the merger with PalEx upon the approval of the shareholders of PalEx, in addition to an initial public offering. Under the terms of the merger agreement, 7.4 million shares of IFCO Systems N.V. common stock was issued to PalEx shareholders. Also, approximately $71.4 million was paid to former PalEx shareholders in exchange for approximately 8.2 million shares of PalEx common stock. The merger will be accounted for under purchase accounting, with the purchase price allocated to the acquired assets and assumed liabilities based on fair market value. The gross proceeds received by the Company from the IPO was $222.2 million.

 Issuance of Shares to SLT

   Effective March 1, 2000, the Company issued to SLT a total of 995,000 common shares in connection with the contribution of IFCO Europe, MTS, and SIL.

 Debt Offering

   Effective March 3, 2000, the Company issued 10 5/8% Senior Subordinated Notes ("SSN") in the amount of (Euro)200,000,000 ($192,349). The Company has agreed to register similar notes with the SEC.

 Debt Extinguishment

   On March 8, 2000, the Company repaid the remaining outstanding balance under the Senior Facility Agreement in the amount of DM 119 million ($58.4 million) and repaid the remaining balance under the Senior Subordinated Agreement in the amount of DM 35 million ($17.2 million).

 Release of GECC's Options and Purchase of GECC's Interest in IFCO-Europe

   On March 8, 2000, the Company made a payment of DM 43 million ($21.0 million) to GECC in exchange for the release of options and rights to purchase shares in the IFCO Companies. The Company received a 4.5% discount on the original contractual amount of DM 45 million payable to GECC.

                               IFCO SYSTEMS N.V.

   On February 29, 2000 a debenture in the amount of DM 45 million ($22,151) has been issued to GECC by SLT in exchange for the contribution of GECC's preferred share in IFCO Europe to SLT. On March 1, 2000 SLT contributed this preferential share to IFCO Systems N.V., effectively making IFCO Systems N.V. the 100% shareholder of IFCO Europe. This debenture has a 30 year term and bears interest at 5% per year. The debenture is convertible to IFCO Systems N.V. ordinary shares that are held by SLT after a mandatory holding period.

 Purchase of IFCO-US

   On March 10, 2000, the Company paid $5.0 million to Intertape for its 49% interest in IFCO-US, giving the Company 100% ownership of IFCO-US.

 Payment of Participating Rights

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO, the Company made a payment of DM 8.0 million ($3,915) to SPI for the termination of the participating rights. This payment is an estimate of the amount required to terminate the participating rights. SPI will reimburse the Company for approximately DM 1.7 million ($838) as the Company made an over-payment to SPI.

   On March 8, 2000, the Company paid DM 2.8 million ($1,370) to ASMH to terminate their redeemable participating rights held in SIL.

 Repayment of Related Party Loans

   On March 8, 2000, the Company repaid all short-term related party loans, which are not included in accounts payable as of December 31, 1999.

Report of Independent Certified Public Accountants

To the Board of Directors of
PalEx. Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of PalEx. Inc. (a Delaware corporation) and subsidiaries as of December 26, 1999, and December 27, 1998, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the years ended December 26, 1999, December 27, 1998, and December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PalEx, Inc. and subsidiaries as of December 26, 1999, and December 27, 1998, and the results of their operations and their cash flows for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Tampa, Florida
March 10, 2000

                          PALEX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)
                                    (Note 1)

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................   $  4,157     $  4,889
  Accounts receivable, net of allowances of $1,616 and
   $1,671 in 1998 and 1999, respectively..............     44,543       49,885
  Inventories.........................................     29,986       30,302
  Deferred income taxes...............................      2,105        2,276
  Prepaid expenses and other current assets...........      4,427        9,770
                                                         --------     --------
Total current assets..................................     85,218       97,122
PROPERTY, PLANT AND EQUIPMENT, net....................     75,724       75,074
GOODWILL AND OTHER INTANGIBLE ASSETS,
 net of accumulated amortization of $4,648 and $9,249
 in 1998 and 1999, respectively.......................    128,568      129,718
OTHER ASSETS..........................................      2,928        2,996
                                                         --------     --------
Total assets..........................................   $292,438     $304,910
                                                         ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt................   $  1,960     $137,719
  Current maturities of subordinated convertible notes
   payable to related parties.........................        --        10,012
  Bank overdraft......................................      8,407        8,925
  Accounts payable....................................      9,004        8,847
  Accrued expenses....................................     10,646       19,656
  Income taxes payable................................        529          864
                                                         --------     --------
Total current liabilities.............................     30,546      186,023
LONG-TERM DEBT, net of current maturities.............    143,902        2,054
SUBORDINATED CONVERTIBLE NOTES PAYABLE TO RELATED
 PARTIES, net of current maturities...................      9,910          --
DEFERRED INCOME TAXES.................................      5,350        5,653
FOREIGN DEFERRED INCOME TAXES.........................      3,957        4,326
OTHER LONG-TERM LIABILITIES...........................      3,493        3,041
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized, no shares issued.......................         --           --
  Common stock, $.01 par value; 30,000,000 shares
   authorized; 20,289,091 and 20,299,341 shares
   outstanding........................................        203          203
  Additional paid-in capital..........................     79,030       79,107
  Unearned compensation...............................     (1,770)      (1,770)
  Accumulated other comprehensive income (loss):
   Foreign currency translation adjustment............       (623)       1,080
Retained earnings.....................................     18,440       25,193
                                                         --------     --------
Total stockholders' equity............................     95,280      103,813
                                                         --------     --------
Total liabilities and stockholders' equity............   $292,438     $304,910
                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)
                                    (Note 1)

                                          Year Ended   Year Ended   Year Ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
REVENUES...............................   $  222,993   $  319,691   $  386,887
COST OF GOODS SOLD.....................      188,084      259,562      311,735
INVENTORY VALUATION ADJUSTMENT.........          --         1,235          --
                                          ----------   ----------   ----------
Gross Profit...........................       34,909       58,894       75,152
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..............................       20,135       33,042       44,249
AMORTIZATION OF GOODWILL AND OTHER
 INTANGIBLE ASSETS.....................          593        3,334        4,774
POOLING EXPENSES.......................          --         1,841          --
COMPENSATION DIFFERENTIAL..............        1,020        1,062          --
RESTRUCTURING CHARGE...................          --           949          --
PLANT CLOSURE COSTS AND ASSET
 ABANDONMENT LOSS......................          --         1,369          --
                                          ----------   ----------   ----------
Income from operations.................       13,161       17,297       26,129
INTEREST EXPENSE.......................       (1,722)      (8,468)     (14,996)
OTHER INCOME (EXPENSE), NET............          (95)         262        1,397
                                          ----------   ----------   ----------
INCOME BEFORE PROVISION FOR INCOME
 TAXES.................................       11,344        9,091       12,530
PROVISION FOR INCOME TAXES.............        4,704        5,105        5,777
                                          ----------   ----------   ----------
NET INCOME.............................   $    6,640   $    3,986   $    6,753
                                          ==========   ==========   ==========
Net income per share--basic............   $      .43   $      .21   $      .33
                                          ==========   ==========   ==========
Net income per share--diluted..........   $      .42   $      .21   $      .33
                                          ==========   ==========   ==========
Shares used in computing net income per
 share--basic..........................   15,561,489   18,937,354   20,297,424
                                          ==========   ==========   ==========
Shares used in computing net income per
 share--diluted........................   15,914,157   19,310,295   20,299,783
                                          ==========   ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (In thousands)
                                    (Note 1)

                                         Year Ended   Year Ended    Year Ended
                                        December 28, December 27, December 26,
                                            1997         1998         1999
                                        ------------ ------------ ------------
Net income (loss)......................    $6,640       $3,986       $6,753
Other comprehensive income (loss):
Foreign currency translation
 adjustment............................       --          (623)       1,703
                                           ------       ------       ------
Comprehensive income...................    $6,640       $3,363       $8,456
                                           ======       ======       ======





    The accompanying notes are integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)
                                    (Note 1)

                              Common Stock
                          --------------------
                                                                                               Accumulated
                                               Additional                          Treasury       Other
                                 Stockholders'  Paid-in     Unearned   Retained  Stock Income Comprehensive
                          Shares    Amount      Capital   Compensation Earnings     (loss)    Income (Loss)  Total
                          ------ ------------- ---------- ------------ --------  ------------ ------------- --------
BALANCE, November 30,
 1996...................   9,433     $ 94       $ 6,561     $(1,980)   $20,644      $(876)       $  --      $ 24,443
Shares issued to profit
 sharing plans..........     143        1           800         --         --         --            --           801
Public offering, net of
 offering costs.........   3,450       35        23,529         --         --         --            --        23,564
Acquisition of founding
 companies..............   4,087       41        17,228         --         --         --            --        17,269
Acquisition of purchased
 company................     286        3         4,457         --         --         --            --         4,460
Acquisition of pooled
 company at inception...     245        2            92         --         497        --            --           591
Retire treasury shares..     --       --            --          --        (876)       876           --           --
Capital contributions...     --       --            231         --         --         --            --           231
Capital contributions
 equal to the current
 income taxes of S
 corporations...........     --       --          1,209         --         --         --            --         1,209
Distributions to
 stockholders, net......     --       --            --          --     (12,382)       --            --       (12,382)
Net loss for the one-
 month period ended
 December 31, 1996......     --       --            --          --         (66)       --            --           (66)
Adjustment to conform
 year-end of pooled
 companies..............     --       --            --          --         467        --            --           467
Shares released under
 leveraged ESOP plan....     --       --            --          210        --         --            --           210
Net income, year ended
 December 28, 1997......     --       --            --          --       6,640        --            --         6,640
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 28,
 1997...................  17,644      176        54,107      (1,770)    14,924        --            --        67,437
Acquisition of purchased
 companies..............   2,639       27        25,502         --         --         --            --        25,529
Exercise of stock
 options................       6      --             49         --         --         --            --            49
Purchase of minority
 interest in pooled
 company................     --       --           (751)        --         --         --            --          (751)
Capital contribution....     --       --            123         --         --         --            --           123
Foreign currency
 translation
 adjustment.............     --       --            --          --         --         --           (623)        (623)
Adjustment to conform
 year end of pooled
 companies..............     --       --            --          --        (470)       --            --          (470)
Net income..............     --       --            --          --       3,986        --            --         3,986
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 27,
 1998...................  20,289      203        79,030      (1,770)    18,440        --           (623)      95,280
Exercise of stock
 options ...............      10      --             77         --         --         --            --            77
Foreign currency
 translation adjustment
 .......................     --       --            --          --         --         --          1,703        1,703
Net income (unaudited)..     --       --            --          --       6,753        --            --         6,753
                          ------     ----       -------     -------    -------      -----        ------     --------
BALANCE, December 26,
 1999...................  20,299     $203       $79,107     $(1,770)   $25,193      $ --         $1,080     $103,813
                          ======     ====       =======     =======    =======      =====        ======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)
                                    (Note 1)

                                          Year Ended   Year Ended   Year Ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................    $  6,640    $   3,986     $  6,753
Net loss for Fraser for the one-month
 transition period.....................         (66)         --           --
Adjustment to conform year-end of
 pooled companies......................         467         (470)         --
Unearned compensation..................         210          --           --
Cash acquired from pooled company at
 inception.............................          51          --           --
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Depreciation and amortization..........       5,558       11,665       14,669
Adjustments to goodwill and other
 intangible assets, net................         --           --        (5,060)
Deferred tax provision (benefit).......         (86)       1,207          501
(Gain) loss on sale of property, plant
 and equipment.........................         400        1,135         (461)
Capital contributions..................       1,209          --           --
Changes in operating assets and
 liabilities, net of purchased
 companies:
Accounts receivable....................      (1,632)      (7,349)      (5,191)
Inventories............................      (5,458)         473         (210)
Prepaid expenses and other current
 assets................................      (1,478)         (29)      (5,351)
Accounts payable and accrued expenses..      (1,957)       1,181        9,284
Income taxes payable...................       1,135         (707)         150
Other assets and liabilities...........       1,370        1,899         (513)
                                           --------    ---------     --------
Net cash provided by operating
 activities............................       6,363       12,991       14,571
                                           --------    ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and
 equipment.............................      (9,149)     (13,951)      (9,706)
Purchase of minority interest in pooled
 company...............................         --          (751)         --
Cash paid for purchased companies, net
 of cash acquired......................      (4,607)     (85,512)         --
Proceeds from sale of property, plant
 and equipment.........................         --           --         1,775
                                           --------    ---------     --------
Net cash used in investing activities..     (13,756)    (100,214)      (7,931)
                                           --------    ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on line for credit........        (365)      (1,150)         --
Net payments on subordinated
 convertible notes payable to related
 parties...............................      (2,980)         --           --
Proceeds from long-term debt...........      32,787      170,675       79,380
Payments on long-term debt.............     (28,648)     (59,064)     (85,367)
Payments of acquired indebtedness of
 purchased companies...................         --       (26,667)         --
Net proceeds from exercise of stock
 options...............................         --            49           77
Net proceeds from issuance of common
 stock.................................      23,564          --           --
Other capital contributions............         --           123          --
Distributions to stockholders..........     (12,382)         --           --
                                           --------    ---------     --------
Net cash provided by (used in)
 financing activities..................      11,976       83,966       (5,910)
                                           --------    ---------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
 AND CASH EQUIVALENTS..................         --           (34)           2
                                           --------    ---------     --------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS......................       4,583       (3,291)         732
CASH AND CASH EQUIVALENTS, beginning of
 year..................................       2,865        7,448        4,157
                                           --------    ---------     --------
CASH AND CASH EQUIVALENTS, end of
 year..................................    $  7,448    $   4,157     $  4,889
                                           --------    ---------     --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid for interest.................    $  1,710    $   7,474     $ 13,717
                                           ========    =========     ========
Cash paid for income taxes.............    $  1,835    $   4,776     $  5,094
                                           ========    =========     ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES
Convertible notes payable issued in
 business acquisitions.................    $    --     $   9,910     $    --
                                           ========    =========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          PALEX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

   PalEx, Inc. ("PalEx" or the "Company") was founded in January 1996 to create a nationwide provider of pallet products and related services. On March 25, 1997, concurrently with the closing of PalEx's initial public offering (the "Offering") of its common stock, par value $.01 per share (the "Common Stock"), PalEx and separate wholly owned subsidiaries of PalEx acquired, in separate transactions, the following three businesses: Fraser Industries, Inc. ("Fraser"), Ridge Pallets, Inc. ("Ridge"), and Interstate Pallet Co., Inc. ("Interstate") (collectively, the "Founding Companies").

   Subsequent to the acquisition of the Founding Companies and the Offering and through the end of fiscal 1998, PalEx acquired 24 additional companies, eight of which were accounted for using the pooling-of-interests (the "Pooled Companies") and 16 of which were accounted for using the purchase method of accounting (the "Purchased Companies"). PalEx did not acquire any companies in fiscal 1999.

   Eight of the 24 companies acquired are engaged in the reconditioning and rebuilding of industrial steel containers with the other 16 companies acquired plus the Founding Companies primarily engaged in the sale and lease of wooden pallets.

   The Company's headquarters are in Houston, Texas, with significant manufacturing operations located in Arkansas, California, Florida, Georgia, Illinois, North Carolina, Ohio, Pennsylvania, Texas and Wisconsin and pallet leasing operations in seven Canadian provinces. Sales are made throughout the United States and Canada with significant concentrations in the southeastern, midwestern and western regions of the United States serving primarily agricultural and industrial customers. Revenues related to the agricultural customers are highly seasonal, occurring primarily during the harvesting season.

   Unless the context otherwise requires, all references herein to the Company include PalEx, the Founding Companies, the Pooled Companies and the Purchased Companies.

   Pursuant to the amended and restated merger agreement dated October 6, 1999, PalEx and a group of commonly controlled companies collectively known as IFCO were merged on March 8, 2000, and became subsidiaries of a newly formed public company, IFCO Systems, N.V. ("IFCO Systems"). IFCO Systems includes IFCO's European, United States, Asian and Latin American returnable packaging operations and PalEx's North American pallet and industrial container operations. PalEx shareholders received consideration valued at $9.00 per share for each of their shares of the Company's common stock, with approximately 40 percent of the total consideration paid in cash and the balance of the consideration in the form of shares of stock of IFCO Systems.

   Concurrent with the merger, IFCO Systems raised approximately $193.7 million, before expenses, from an initial public offering of its stock and Euro
200.0 million (approximately $191 million), before expenses, in subordinated notes (the "New Subordinated Notes"). IFCO Systems also entered into a revolving credit facility (the "New Revolving Credit Facility") on March 8, 2000, in the amount of approximately $200.0 million. The net proceeds of the initial public offering, the New Subordinated Notes, and initial drawings on the New Revolving Credit Facility were used to repay PalEx's Amended Credit Facility, Subordinated Notes and Convertible Notes, as defined in Note 6, which were then subsequently retired.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

   Fraser has been identified as the accounting acquiror for financial statement presentation purposes. The acquisitions of Ridge, Interstate and the Purchased Companies were accounted for using the purchase method of accounting. The allocations of the purchase price to the assets acquired and liabilities assumed have been

                          PALEX, INC. AND SUBSIDIARIES
assigned and recorded based on estimates of fair value and have been adjusted to reflect changes in the estimates of fair value, although the Company does not believe those changes have been material. All significant intercompany transactions and balances have been eliminated in consolidation.

 Reclassifications

   Certain reclassifications have been made to the 1998 financial statements in order to conform to the 1999 presentation.

 Fiscal Year

   PalEx's fiscal year-end is the last Sunday in the calendar year. Accordingly, it maintains its accounting records using a 52/53-week year ending on the last Sunday in December. Each quarter contains 13 weeks, unless otherwise noted.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventories

   Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis or by specific identification. The cost of finished goods inventory includes direct materials, direct labor and overhead.

 Property, Plant and Equipment

   Property, plant and equipment acquired in business combinations accounted for under the purchase method of accounting is recorded at fair value. Property, plant, and equipment acquired subsequently is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is utilized for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes.

   The Company's rental pool consists of a pallet rental pool at its Canadian operations. Where the Company repairs its own pallets, cost includes materials plus direct labor and applicable overhead. The rental pool is being depreciated to estimated salvage value, using the straight-line method over lives ranging from three to 10 years, with a weighted average useful life of approximately nine years.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sales or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other expense, net, in the accompanying consolidated statements of operations.

   The Company periodically assesses the realizability of its long-lived assets and has determined that no impairments were required during the years ended December 26, 1999, December 27, 1998, or December 28, 1997.

 Goodwill

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for under the purchase method of accounting, is amortized using

                          PALEX, INC. AND SUBSIDIARIES
the straight-line method over 30 years. The Company evaluates, on a regular basis, whether events and circumstances have occurred that indicate that the carrying amount of goodwill may warrant revision. Management believes that there has been no impairment of the goodwill as reflected in the Company's consolidated financial statements as of December 26, 1999.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

   Deferred income taxes were not provided on the undistributed foreign earnings of the Company's Canadian subsidiary because such earnings are expected to be reinvested indefinitely.

 Revenue Recognition

   The Company recognizes revenue upon delivery of the product to the customer for product sales and recognizes revenue on a straight-line basis over the life of the rental period for product leases.

 Fair Value of Financial Instruments

   The carrying value of the Company's financial instruments approximates fair value.

 Foreign Currency Translation

   The financial statements of the Company's Canadian subsidiary are translated to U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of stockholders' equity.

 Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Earnings Per Share

   Under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", net income per share--basic excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

   Net income per share--basic for the year ended December 27, 1998, was computed using shares issued in consideration for the acquisition of the Founding Companies, the Pooled Companies, the shares issued pursuant to the Offering and the related overallotment option, shares issued to Main Street Capital Partners, L.P. and to PalEx management, the shares issued to the profit sharing plans of the Founding Companies, the weighted average shares issued for the 1998 acquisition of certain of the Purchased Companies and exercise of stock options. Net income per share--basic for the year ended December 28, 1997, was computed using shares

                          PALEX, INC. AND SUBSIDIARIES
attributable to Fraser, the shares issued in acquisitions of the Pooled Companies, the weighted average shares issued in consideration for the acquisition of Ridge, Interstate and a purchased company, the shares issued pursuant to the Offering and the related overallotment option, the shares issued to Main Street Capital Partners, L.P. and to PalEx management, the shares issued to the profit sharing plans of the Founding Companies and the shares issued in the 1998 acquisition of one of the Pooled Companies, deemed to have been acquired at its date of inception in 1997.

   Net income per share--diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock and includes 2,359, 372,941 and 352,668 shares for unexercised stock options computed under the treasury method for the years ended December 26, 1999, December 27, 1998, and December 28, 1997, respectively. The weighted average shares also include, as common stock equivalents, those shares of the Company's Canadian subsidiary, which are convertible on a share for share basis into the common stock of the Company. The effect of the conversion of the Company's outstanding subordinated convertible notes payable to related parties was anti-dilutive for all periods presented, and therefore not included in the calculation of net income per share--diluted.

   The following stock options were outstanding as of December 28, 1997, December 27, 1998 and December 26, 1999, but were not included in the computation of net income per share--diluted because the options' exercise prices were greater than the average market price of the common shares:

                                                       December 28, 1997
                                                --------------------------------
   Number of options...........................                          292,000
   Range of exercise prices....................                    $11.38-$14.75
   Range of expiration dates................... August 1, 2007-December 10, 2007
                                                       December 27, 1998
                                                --------------------------------
   Number of options...........................                        1,056,000
   Range of exercise prices....................                    $10.25-$14.88
   Range of expiration dates...................        June 6, 2007-May 21, 2008
                                                       December 26, 1999
                                                --------------------------------
   Number of options...........................                        2,382,400
   Range of exercise prices....................                     $6.81-$14.88
   Range of expiration dates...................  March 20, 2007-November 9, 2008

 Concentrations of Risk

   Materials

   Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Lumber supplies and costs are affected by many factors including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the United States and competition from other industries that use similar grades and types of lumber.

   Drum demand in certain regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums over significant distances. The west coast and southeast are regions that tend to be net exporters of open top drums because of their emphasis on agriculture. The midwest

                          PALEX, INC. AND SUBSIDIARIES
tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings and chemicals.

   Markets

   Markets for pallet manufacturing and pallet recycling are highly fragmented and competitive. These markets are not capital-intensive and barriers to entry in such businesses are minimal.

   Markets for steel drum reconditioning are highly fragmented and competitive. There are three significant barriers to entry in the steel drum reconditioning industry: (i) regulatory permits for facilities and ongoing compliance requirements, (ii) significant distribution barriers as a result of high transportation costs for containers; and (iii) the capital-intensive nature of the business.

   Customers

   The Company seeks to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services in all of its operations.

   Customers of the Company include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries and are both regional and national in scale. Because a significant part of the Company's products and services are sold to customers engaged in the produce and citrus industries, the Company's sales volumes in certain regions tend to be seasonal.

   On April 29, 1998 the Company notified its largest customer, CHEP, that PalEx was terminating all its existing agreements with CHEP (see Note 12). CHEP operates a national pallet leasing program that provides 48" x 40" pallets primarily to grocery and consumer products customers throughout the U.S. for a daily fee. The Company manufactured and repaired pallets for CHEP and provided a variety of logistical services with respect to CHEP's pallet leasing program, including the storage and just-in-time delivery of pallets. Sales to CHEP were approximately 26 percent and 8 percent of the Company's consolidated revenues in 1997 and 1998, respectively.

   The Company sold approximately $490,000 and $481,000 of lumber to a corporation owned by a Board director and two other employees during the fiscal years 1997 and 1998, respectively. Management believes sales prices approximate those charged to unaffiliated third parties.

3.BUSINESS COMBINATIONS:

 1997 Purchase Acquisitions

   The acquisitions of Ridge, Interstate and one other company in 1997 were accounted for as purchases and have been reflected in the Company's consolidated financial statements from March 31, 1997 for Ridge and Interstate and from November 20, 1997 for the other company. The aggregate consideration paid in these transactions was approximately $4.6 million in cash and 3,301,971 shares of commons stock with an estimated fair value of approximately $21.7 million. The accompanying consolidated balance sheet as of December 28, 1997, includes allocations of the respective purchase prices of these acquisitions. The allocations resulted in

                          PALEX, INC. AND SUBSIDIARIES
approximately $25.2 million of goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as follows (in thousands):

   Goodwill........................................................... $ 25,241
   Fair value of assets acquired......................................   20,503
   Liabilities assumed................................................  (19,408)
   Fair value of common stock.........................................  (21,729)
                                                                       --------
   Cash paid, net of cash acquired.................................... $  4,607
                                                                       ========

 1998 Purchase Acquisitions

   Certain acquisitions in 1998 were accounted for as purchases and have been reflected in the Company's consolidated financial statements from the date of each respective acquisition. The aggregate consideration paid in these transactions was approximately $85.5 million in cash, 2,638,571 shares of common stock with an estimated fair value of approximately $25.5 million and issuance of convertible notes payable to former shareholders of approximately
$9.9 million. The accompanying consolidated balance sheet as of December 27, 1998 includes allocations of the respective purchase prices of these acquisitions. The allocations resulted in approximately $103.9 million in goodwill, which represents the excess of purchase price over the fair value of net assets acquired, as follows (in thousands):

   Goodwill........................................................... $103,949
   Fair value of assets acquired......................................   62,601
   Convertible notes payable issued...................................   (9,910)
   Liabilities assumed................................................  (45,599)
   Fair value of common stock.........................................  (25,529)
                                                                       --------
   Cash paid, net of cash acquired.................................... $ 85,512
                                                                       ========

4.PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consist of the following (in thousands):

                                     Estimated Useful December 27, December 26,
                                      Lives In Years      1998         1999
                                     ---------------- ------------ ------------
   Land............................                     $  5,485     $  5,275
   Machinery and equipment.........        5-10           60,753       62,350
   Rental assets...................        3-10           15,537       17,996
   Buildings and leasehold
    improvements...................       15-40           19,890       20,339
   Furniture and fixtures..........         5-8            3,890        3,640
   Tractors and trailers...........         5-6           18,122       19,463
                                                        --------     --------
                                                         123,677      129,063
   Less: accumulated depreciation..                      (47,953)     (53,989)
                                                        --------     --------
                                                        $ 75,724     $ 75,074
                                                        ========     ========

                          PALEX, INC. AND SUBSIDIARIES

5.DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

   Activity in the Company's allowance for doubtful accounts consists of the following (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Balance at beginning of year.....................   $   617      $ 1,616
   Additional charges to costs and expenses.........       394          412
   Additional allowances from Purchased Companies...       843         (148)
   Deductions for uncollectible accounts written
    off.............................................      (238)        (209)
                                                       -------      -------
   Balance at end of year...........................   $ 1,616      $ 1,671
                                                       =======      =======

   The major components of inventories are as follows (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Raw materials....................................   $23,174      $19,485
   Work-in-process..................................        43        1,041
   Finished goods...................................     6,769        9,776
                                                       -------      -------
                                                       $29,986      $30,302
                                                       =======      =======

   Accrued expenses consist of the following (in thousands):

                                                     December 27, December 26,
                                                         1998         1999
                                                     ------------ ------------
   Accrued compensation and benefits................   $ 2,762      $ 3,067
   Accrued taxes....................................     1,503          961
   Contingent purchase price (Note 8)...............        --        6,000
   Other accrued expenses...........................     6,381        9,628
                                                       -------      -------
                                                       $10,646      $19,656
                                                       =======      =======

6.DEBT:

 Amended Credit Facility

   The Company and members of a lending syndicate are parties to an amended and restated secured credit agreement dated as of September 26, 1999 (collectively, the "Amended Credit Facility"). The Amended Credit Facility provides the Company with a revolving line of credit of up to $150.0 million, which may be used for general corporate purposes, including acquisitions, the repayment or refinancing of indebtedness of all acquisitions, including future acquisitions, capital expenditures, letters of credit and working capital. Amounts outstanding under the Amended Credit Facility as of December 26, 1999, are classified as current liabilities in the accompanying consolidated balance sheet.

   Advances under the Amended Credit Facility bear interest at Bank One's base interest rate, as defined, plus a margin of 200 basis points, as of December 26, 1999. At the Company's option, such advances may bear interest based on a designated LIBOR rate plus a margin of 400 basis points, as of December 26, 1999. Commitment fees of 50 basis points are payable quarterly on the unused portion of the Amended Credit Facility. The Amended Credit Facility contains a limit for standby letters of credit of $10.0 million. There were letter of credit commitments of approximately $4.4 million outstanding under the Amended Credit Facility as of December 26, 1999. The Amended Credit Facility prohibits the payment of dividends by the Company, restricts the Company's incurrence or assumption of certain indebtedness and acquisitions and requires the

                          PALEX, INC. AND SUBSIDIARIES

Company to comply with certain financial covenants, including consolidated net worth, fixed charge coverage and funded debt and senior debt to earnings before interest, taxes, depreciation and amortization ratios, and certain levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined. The Company was in compliance with the covenants as of December 26, 1999. The approximate level of borrowings available under the Amended Credit Facility as of December 26, 1999, was $34.8 million. The Amended Credit Facility is secured by a lien on the real and tangible personal property of the Company, as defined, a pledge of the outstanding stock of each of the Company's U.S. subsidiaries and 65 percent of the outstanding stock of the Company's Canadian subsidiary. The amounts due under the Amended Credit Facility are also guaranteed by the Company's U.S. subsidiaries.

 Note Purchase Agreement

   During 1999, the Company entered into a note purchase agreement (the "Note Purchase Agreement") with CIBC World Markets Corp. (CIBC) to acquire $25.0 million of the Company's unsecured Senior Subordinated Notes due September 30, 2000 (the "Subordinated Notes"). Under the terms of the Subordinated Notes, the Company will pay interest at the greater of LIBOR plus 600 basis points and the rate on the Amended Credit Facility plus 200 basis points.

 Convertible Notes Payable to Related Parties

   The Company issued approximately $10.0 million in subordinated convertible notes payable (the "Convertible Notes") to certain former owners of the Purchased Companies. The Convertible Notes, which bear interest at rates ranging from 6 to 8 percent, are convertible into shares of the Company's common stock at conversion prices ranging from $10.78 to $15.86 per share.

   Long-term debt consists of the following (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   Advances under the Amended Credit Facility,
    bearing interest at rates ranging from 9.51% to
    10.25%...........................................    $141,500    $ 110,700
   Note Purchase Agreement, bearing interest at
    10.13%...........................................          --       25,000
   Various notes payable, bearing interest at rates
    ranging from 3.00% to 8.64% at December 26, 1999,
    with maturities ranging from 2001 until 2009,
    secured by certain company assets................       2,662        2,373
   Variable rate note issued by the Acme ESOP (see
    Note 9), guaranteed
    by the Company, interest at 6.19%................       1,700        1,700
                                                         --------    ---------
                                                          145,862      139,773
   Less-Current maturities...........................      (1,960)    (137,719)
                                                         --------    ---------
                                                         $143,902    $   2,054
                                                         ========    =========

   Future maturities of long-term debt as of December 26, 1999 are as follows (in thousands):

   Fiscal Year Ending December,
   ----------------------------
   2000............................................................... $137,719
   2001...............................................................      345
   2002...............................................................      316
   2003...............................................................      308
   2004...............................................................      303
   Thereafter.........................................................      782
                                                                       --------
                                                                       $139,773
                                                                       ========

                          PALEX, INC. AND SUBSIDIARIES

   As further explained in Note 1, all amounts outstanding under the Amended Credit Facility, the Subordinated Notes, and the Convertible Notes were repaid in connection with the Company's merger with IFCO.

7.INCOME TAXES:

   The provision (benefit) for income taxes consisted of the following (in thousands):

                                                        Year Ended
                                          --------------------------------------
                                          December 28, December 27, December 26,
                                              1997         1998         1999
                                          ------------ ------------ ------------
   Current:
     Federal.............................    $3,944       $2,831       $4,146
     State...............................       846          829        1,247
     Foreign.............................        --          238         (117)
                                             ------       ------       ------
                                              4,790        3,898        5,276
                                             ------       ------       ------
   Deferred:
     Federal.............................       (71)         892          200
     State...............................       (15)         131           12
     Foreign.............................        --          184          289
                                             ------       ------       ------
                                                (86)       1,207          501
                                             ------       ------       ------
                                             $4,704       $5,105       $5,777
                                             ======       ======       ======

   The differences in income taxes provided and the amounts determined, by applying the federal statutory tax rate to income before provision for income taxes are as follows (in thousands):

                                                      Year Ended
                                        --------------------------------------
                                        December 28, December 27, December 26,
                                            1997         1998         1999
                                        ------------ ------------ ------------
   Tax at federal statutory rate of
    35%................................    $3,970       $3,182       $4,386
   Increase (decrease) resulting from:
    State income taxes, net of federal
     benefit...........................       547          624          818
    Income taxed to Fraser
     stockholders......................      (172)         --            --
    Foreign income tax provision
     (benefit).........................       --            74          (20)
    Nondeductible items--
    Amortization of goodwill and other
     intangible assets.................       200          484          740
    Pooling expenses...................        45          603          --
    Other..............................       114          138         (147)
                                           ------       ------       ------
                                           $4,704       $5,105       $5,777
                                           ======       ======       ======

                          PALEX, INC. AND SUBSIDIARIES

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   Deferred income tax liabilities:
    Property and equipment............................   $(8,405)     $(9,580)
    Other.............................................      (902)        (399)
                                                         -------      -------
   Total deferred income tax liabilities..............    (9,307)      (9,979)
                                                         -------      -------
   Deferred income tax assets:
    Allowance for doubtful accounts...................       654          680
    Basis difference in inventory.....................       175          550
    Accruals and reserves.............................     1,276        1,046
                                                         -------      -------
   Total deferred income tax assets...................     2,105        2,276
                                                         -------      -------
   Net deferred income tax liabilities................   $(7,202)     $(7,703)
                                                         =======      =======

8.COMMITMENTS AND CONTINGENCIES:

 Litigation

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty, in the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, should not materially result in any liability, which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Insurance

   The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy.

   The Company is self-insured for certain medical claims up to $50,000 per person per year and is self-insured for workers compensation claims up to $250,000 per incident per year. Provisions for expected future payments are accrued based on the Company's estimate of its aggregate liability for all open and unreported claims. Management believes the amount currently accrued is adequate to cover all known and unreported claims as of December 26, 1999.

 Operating Lease Agreements

   The Company leases certain facilities and equipment. Minimum future rental payments under noncancelable operating leases as of December 26, 1999 are as follows (in thousands):

   Fiscal Year Ending December
   ---------------------------
   2000................................................................ $ 3,197
   2001................................................................   3,042
   2002................................................................   2,561
   2003................................................................   1,971
   2004................................................................   1,641
   Thereafter..........................................................   8,225
                                                                        -------
                                                                        $20,637
                                                                        =======

                          PALEX, INC. AND SUBSIDIARIES

   Rent expense under operating leases was approximately $1,445,000, $2,995,000 and $3,827,000 for fiscal years 1997, 1998 and 1999, respectively. Rent expense paid to related parties and included in the foregoing amounts was approximately $146,000, $558,000 and $713,000 for fiscal years 1997, 1998 and 1999, respectively.

 Potential Environmental Liabilities

   In February 1998, the Company acquired Drum Service Co. of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of the Company. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") in the Zellwood Groundwater contamination site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

   Between March 1990 and July 1996, the EPA issued various unilateral administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $5.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order, unilaterally withdrawing its previous orders.

   On June 12, 1998 a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs, with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-22C) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

   DSF has maintained comprehensive general liability insurance coverage for over 25 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. In addition, the former shareholders of DSF have agreed with DSF and the Company to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed the Company's insurance recoveries.

   DSF is vigorously defending the Zellwood Suit and intends to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying consolidated balance sheet as of December 26, 1999, includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

                          PALEX, INC. AND SUBSIDIARIES

   In approximately 1990, Container Services Company ("CSC"), a subsidiary of the Company, first received notice from the EPA, identifying it as a PRP with respect to the Operating Industries, Inc. site ("OII Site") in Monterey Park, California. The estimated maximum liability of CSC with respect to the OII Site is approximately $300,000 based on CSC's quantified contribution to the site. Although CSC intends to aggressively negotiate any final settlement of this matter, the Company has accrued $300,000 in the accompanying consolidated balance sheet as of December 26, 1999.

   In November 1998, CSC received notice from the EPA that it had been identified as a de minimis PRP with respect to the Casmalia disposal site in Santa Barbara County, California ("Casmalia Site"), which was a licensed hazardous waste disposal facility from 1974 to 1989.

   In December 1999, CSC settled in full with the EPA for its liability related to the Casmalia Site for approximately $200,000, which is included in accrued expenses in the accompanying consolidated balance sheet as of December 26, 1999.

 Contingent Purchase Price

   The Company is obligated under the terms of an agreement with the former owners of one of the Purchased Companies to pay, in either cash or equal amounts of cash and the Company's Common Stock, up to $6,000,000 based on the subsidiary's post-acquisition earnings, as defined. The Company reached a preliminary determination that the maximum amount of the contingent purchase price will be required to be paid. As a result, the Company has accrued $6,000,000 as part of the purchase price in the accompanying consolidated balance sheet as of December 26, 1999. The payment method will be determined after the amount of the contingent purchase price has been finalized.

 Employment Agreements

   The Company has entered into employment agreements with certain company officers and certain former owners of the companies acquired by PalEx. The remaining commitment under the terms of these agreements as of December 26, 1999 is approximately $1 million, all of which is payable during the twelve-month period ending December 2000. Certain of these agreements were amended in connection with the merger of PalEx with IFCO (see Note 1).

 Warrant

   On September 30, 1998, the Company issued a warrant for the purchase of up to 250,000 shares of its Common Stock for professional advisory services at an exercise price of $11.375 per share. that would become exercisable upon the consummation of certain defined transactions, including, without limitation, the merger of PalEx with IFCO (see Note 1). During 1999, this agreement was modified to also provide for the issuance of 200,000 shares of the Company's Common Stock if certain criteria are met upon the closing of the merger between PalEx and IFCO. Upon completion of the merger on March 8, 2000 (see Note 1), the 250,000 warrants were converted to warrants to purchase common stock of IFCO Systems and the 200,000 shares of the Company's Common Stock were awarded to the advisor and exchanged for approximately $675,000 in cash and approximately 76,000 shares of IFCO Systems.

9. STOCK OPTION PLAN:

   On June 1, 1996, the Board of Directors (the "Board") and the stockholders of the Company approved the 1996 Stock Option Plan, as amended (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options to directors, executive officers, other employees and certain non-employee consultants

                          PALEX, INC. AND SUBSIDIARIES
of the Company. The Company accounts for the Stock Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly no compensation expense has been recognized. The Stock Option Plan, which permits an amount equal to no more than 15 percent of the outstanding shares of the Company's common stock to be issued as optioned shares, terminates in June 2006. In general, the terms of the option awards (including vesting schedules) are established by the Compensation Committee of the Board.

   The following table summarizes activity under the Stock Option Plan:

                                                                        Weighted
                                                                        Average
                                                             Exercise   Exercise
                                                 Shares    Price Range   Price
                                                ---------  ------------ --------
   Outstanding at November 30, 1996............       --            --      --
    Granted.................................... 1,328,500  $7.50-$14.75  $ 8.97
    Exercised..................................       --            --      --
    Forfeited..................................    (7,000)        $7.50  $ 7.50
   Outstanding at December 28, 1997............ 1,321,500  $7.50-$14.75  $ 8.85
    Granted.................................... 1,361,500  $5.88-$14.88  $ 9.46
    Exercised..................................    (6,500)        $7.50  $ 7.50
    Forfeited..................................   (65,850) $7.50-$13.50  $ 9.25
   Outstanding at December 27, 1998............ 2,610,650  $5.88-$14.88  $ 9.94
    Granted....................................       --            --      --
    Exercised..................................  $(10,000)        $7.50  $ 7.50
    Forfeited..................................  (194,500) $6.75-$14.88  $11.67
   Outstanding at December 26, 1999............ 2,406,150  $5.88-$14.88  $ 9.87

   At December 26, 1999, options for approximately 997,000 shares of the Company's common stock were exercisable. Unexercised options expire 10 years from the issue date.

   The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied (in thousands, except per share data):

                                          Year ended   Year ended   Year ended
                                         December 28, December 27, December 26,
                                             1997         1998         1999
                                         ------------ ------------ ------------
   Net income attributable to common
    stockholders.......................     $6,640      $ 3,986      $ 6,753
   Pro forma adjustment................       (775)      (1,434)      (1,638)
                                            ------      -------      -------
   Pro forma net income attributable to
    common stockholders................     $5,865      $ 2,552      $ 5,115
                                            ======      =======      =======
   Net income per share ("EPS")
    Basic EPS as reported..............     $  .43      $   .21      $   .33
    Basic EPS pro forma................     $  .38      $   .13      $   .25
    Diluted EPS as reported............     $  .42      $   .21      $   .33
    Diluted EPS pro forma..............     $  .37      $   .13      $   .25

                          PALEX, INC. AND SUBSIDIARIES

   Fair value of the options issued during 1998 and 1997 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                                                Fiscal Year
                                                                  Option
                                                             ------------------
                                                              1997      1998
                                                             --------  --------
   Risk free interest rate..................................     6.66%     5.39%
   Dividend yield...........................................     0.00%     0.00%
   Volatility factor........................................    35.77%    41.99%
   Weighted average expected life........................... 10 years  10 years

   A summary of stock options outstanding and exercisable as of December 26, 1999 is as follows:

                                 Options outstanding                      Options exercisable
                  --------------------------------------------------- ----------------------------
     Range of
     exercise       Number       Weighted average    Weighted average   Number    Weighted average
      prices      outstanding remaining life (years)  exercise price  exercisable  exercise price
   -------------  ----------- ---------------------  ---------------- ----------- ----------------
   $5.88-$8.75     1,298,250          7.77                $ 7.54        579,917        $ 7.50
   $8.88-$13.12      766,500          8.10                $11.84        276,750        $11.70
   $13.13-$14.88     341,400          7.93                $14.33        140,367        $14.22

   All of the Company's outstanding options became immediately vested in connection with the merger of PalEx and IFCO (see Note 1).

10.EMPLOYEE BENEFIT PLANS:

   The Company approved a defined contribution profit-sharing plan (the "Plan") in March 1997, which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the lesser of 15 percent of their annual compensation or the maximum amount permitted under Internal Revenue Service (IRS) regulations to their account. The Company matches the contributions of participating employees on the basis of the percentages specified in the Plan. The employee and company matching contributions are invested at the direction of the individual employee. Employer contributions to the Plan were approximately $768,000, $1,134,000 and $1,476,000 for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively.

   In May 1985, Acme Barrel Company, Inc. ("Acme"), which was acquired by the Company in 1998, established an employee stock ownership plan ("ESOP") for Acme's eligible employees, as defined. The ESOP is a qualified plan exempt from taxes under IRS 401(a). In May 1994, the ESOP purchased 3,400 shares of Acme common stock at $765 per share from a stockholder for $2,601,000. The ESOP funded the purchase by issuing a variable rate note to a commercial bank that was guaranteed by Acme. Upon completion of the acquisition of Acme by PalEx, the shares of Acme stock in the ESOP were replaced with shares of the Company's Common Stock of equal value and the guaranty by Acme was replaced by a letter of credit issued under the Credit Facility.

   The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plan" ("SOP 93-6"). Accordingly, the debt of the ESOP is recorded as long-term debt and the shares pledged as collateral are reported as unearned compensation on the Company's consolidated balance sheet. As shares are released, the Company reports compensation expense equal to the current estimated market price of the shares. In accordance with SOP 93-6, additional paid-in capital is adjusted whenever the market value of the shares released is more or less than the cost of the shares released.

   Contributions to the ESOP amounted to approximately $727,000, $153,000 and $0 for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively, which include interest paid by

                          PALEX, INC. AND SUBSIDIARIES
the Company on the loan used to purchase the ESOP shares of approximately $122,000, $83,000 and $102,000, for the years ended December 28, 1997, December 27, 1998, and December 26, 1999, respectively. The balance in unearned compensation of $1,770,000 at December 26, 1999, results from the leveraged ESOP stock purchase less the deemed release of shares at cost. At December 26, 1999, the ESOP contained 843,061 allocated shares and 425,923 unallocated shares of the Company's common stock, for a total of 1,268,984 shares.

   The Company received a Private Letter Ruling from the IRS in 1999 that allows the termination of the ESOP and the non-taxable disposal of the PalEx shares in the ESOP. It is the Company's intent to use the proceeds from the sale of the shares to repay the ESOP's indebtedness. Upon termination of the ESOP and debt retirement, the ESOP will allocate the remaining unallocated shares to the plan participants, resulting in a charge to earnings by the Company and a corresponding increase to additional paid-in-capital for the difference between the total value of the shares at the time of their sale and the ESOP indebtedness. In anticipation of the termination of the ESOP, no additional shares were allocated during the year ended December 26, 1999.

   During March 2000, 206,800 shares of the Company's common stock were sold by the ESOP. Proceeds of the sale were used to repay the note that was guaranteed by the Company. The remaining 219,123 unallocated shares will be distributed to the ESOP participants when the method of distribution has been approved by the ESOP participants. In accordance with the AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," compensation expense of approximately $2 million was recorded during March 2000, when the ESOP shares were effectively committed to be released.

11.TERMINATION OF CHEP RELATIONSHIP

   During the fourth quarter of 1997 and first quarter of 1998, company management had numerous discussions with representatives of its largest customer, CHEP, regarding numerous issues affecting the profitability of the products manufactured for CHEP by the Company and the pricing of new pallets, the uncertainty of CHEP production requirements, the absence of fees for extra services provided to CHEP, quality control and the opening of new facilities that would be primarily dedicated to performing services for CHEP. The Company manufactured new, high-grade pallets for CHEP, which in turn leased these pallets to its customers. These pallets were part of a "closed-loop" materials handling and management system that included recovery of the pallet from the end user, aggregating them in Company operated depots where they were sorted, repaired and returned to CHEP's customers.

   In addition, the Company began renegotiating the prices CHEP was being charged for new pallets to more accurately reflect constantly changing lumber prices. Subsequent discussion and communications ensued until it became apparent to Company management that the issues would not be resolved to the mutual satisfaction of CHEP and the Company. Accordingly, CHEP was notified that effective April 29, 1998, the Company would cease supplying CHEP with new pallets and provided advance notice (generally, 10 to 60 days) under contractual arrangements to discontinue repair and depot services for CHEP.

   The termination of the Company's relationship with CHEP affected the operations of certain of the Company's facilities in the southeastern and western United States. As a result, management formally adopted a restructuring plan, which was approved by the Board of Directors, to close, curtail, or convert operations to alternative business activities at facilities related to CHEP production. There were eight CHEP-related manufacturing facilities that were targeted for either closure, sale, consolidation or conversion to alternative product lines. As of December 27, 1998, three facilities dedicated to CHEP production have been closed, one was sold and two more were consolidated into one facility. The other two facilities were converted to manufacture non-CHEP products. The Company terminated approximately 400 production-related employees at CHEP related facilities during 1998.

                          PALEX, INC. AND SUBSIDIARIES

   Management determined that there were four categories of CHEP restructuring costs, in accordance with Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"): disputed accounts receivable; severance payments; lease cancellation fees and penalties; and a valuation allowance to restate CHEP-related inventory at its net realizable value.

   The results of operations for the year ended December 27, 1998 include net charges to continuing operations of approximately $1.2 million for an inventory valuation adjustment to reduce CHEP-related inventory to net realizable value and approximately $0.9 million for disputed accounts receivable, lease cancellation fees and penalties and severance pay associated with the termination of employees at CHEP related facilities. As of December 27, 1998, all CHEP restructuring costs have been paid or incurred. Accordingly, there is no remaining balance in accrued liabilities or inventory valuation allowance in the accompanying consolidated balance sheet.

   In addition, management determined that the termination of the CHEP relationship also required the application of SFAS No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of," and evaluated the facts and circumstances with regard to the CHEP-related facilities and the assets employed in the production of CHEP pallets. Accordingly, the results of operations for the year ended December 27, 1998 include a charge of approximately $1.4 million for plant closure and asset abandonment costs for the CHEP facilities noted above. The charge includes approximately $0.9 million for abandoned leasehold improvements and approximately $0.5 million to value pallet production machinery and equipment at its net realizable value. The abandoned and impaired assets had a book value of approximately $1.8 million prior to the revaluation. The net realizable value of these assets was determined based on management's estimates of current market value for similar types of manufacturing equipment used in the pallet production process. There have been no changes in the estimates used nor corresponding adjustments to the charges previously taken. The Company is attempting to sell the machinery and equipment as soon as possible. Depreciation expense on these assets for the period from their impairment date until December 27, 1998 would have been approximately $109,000.

   Management reviewed the recoverability and possible impairment of goodwill related to the subsidiaries which operated the CHEP facilities and determined that no goodwill adjustments were necessary due to the potential for replacing CHEP business with other customers.

   Management believes that all CHEP-related restructuring was complete as of December 27, 1998.

12.BUSINESS SEGMENTS:

   The Company has two business segments, one operating in the pallet industry and the other in the steel drum reconditioning industry. The pallet segment produces, recycles, sells, repairs, leases and retrieves wooden pallets in the United States and Canada primarily for use in agricultural and industrial markets. The drum segment reconditions steel drums in the United States, primarily for use in agricultural and industrial markets. There were no significant intercompany sales between the two segments for the periods presented.

                          PALEX, INC. AND SUBSIDIARIES

   The Company's business segments are managed separately because they require different technology and marketing strategies. The accounting policies for the segments are the same as those described in Note 2. The Company evaluates the performance of its reportable segments based on income before corporate overhead charges, interest expense, non-recurring expenses, goodwill amortization and income taxes.


                                                  Year Ended December 28, 1997
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $162,848 $ 60,145    $222,993
 Segment earnings contribution..................   15,402     (152)     15,250
 Total assets...................................   96,562   23,443     120,005
 Depreciation and amortization..................    4,607      951       5,558
 Capital expenditures...........................    7,683    1,446       9,149
                                                  Year Ended December 27, 1998
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $234,120 $ 85,571    $319,691
 Segment earnings contribution..................   15,286   11,743      27,029
 Total assets...................................  255,363   37,075     292,438
 Depreciation and amortization..................    9,442    2,223      11,665
 Capital expenditures...........................    9,428    4,523      13,951
                                                  Year Ended December 26, 1999
                                                 -------------------------------
                                                  Pallet    Drum    Consolidated
                                                 -------- --------  ------------
                                                         (in thousands)
 Revenues....................................... $283,521 $103,366    $386,887
 Segment earnings contribution..................   26,343   12,857      39,200
 Total assets...................................  221,253   83,657     304,910
 Depreciation and amortization..................   10,059    4,610      14,669
 Capital expenditures...........................    4,701    5,005       9,706

   Segment earnings contribution is reconciled to consolidated income before provision for income taxes as follows (in thousands):

                                        Year Ended   Year Ended   Year Ended
                                       December 28, December 27, December 26,
                                           1997         1998         1999
                                       ------------ ------------ ------------
   Total earnings contribution for
    reportable segments...............   $15,250      $27,029      $39,200
   Unallocated amounts:
    Corporate expenses................    (1,496)      (4,080)      (8,297)
    Interest expense..................    (1,722)      (8,468)     (14,996)
    Goodwill amortization.............      (593)      (3,334)      (4,774)
    Restructuring charge..............       --          (949)         --
    Plant closure and asset
     abandonment loss.................       --        (1,369)         --
    Other income (expense)............       (95)         262        1,397
                                         -------      -------      -------
   Income before provision for income
    taxes.............................   $11,344      $ 9,091      $12,530
                                         =======      =======      =======

                          PALEX, INC. AND SUBSIDIARIES

   The Company's revenue by country, based on the location of the customer, is as follows (in thousands):

                                           Year Ended   Year Ended   Year Ended
                                          December 28, December 27, December 26,
                                              1997         1998         1999
                                          ------------ ------------ ------------
   United States.........................   $222,993     $314,967     $370,735
   Canada................................        --         4,724       16,152
                                            --------     --------     --------
   Consolidated..........................   $222,993     $319,691     $386,887
                                            ========     ========     ========

   The Company's long-lived assets by country are as follows (in thousands):

                                                       December 27, December 26,
                                                           1998         1999
                                                       ------------ ------------
   United States......................................   $176,063     $175,493
   Canada.............................................     31,157       32,295
                                                         --------     --------
   Consolidated.......................................   $207,220     $207,788
                                                         ========     ========

   Earnings contribution for the Drum segment for the year ended December 27, 1998 includes charges of approximately $1.8 million for pooling expenses and compensation differential (the difference between previous owners' and officers' compensation before the acquisitions and the amounts to which they have contractually agreed) of approximately $1.1 million. There were no pooling expenses for the year ended December 28, 1997. Compensation differential was approximately $1.0 million for the year ended December 28, 1997.

   Earnings contribution for the Pallet segment for the year ended December 27, 1998 includes an inventory valuation adjustment of approximately $1.2 million.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of IFCO-U.S., L.L.C.:

In our opinion, the accompanying balance sheets and the related statements of operations and changes in accumulated members' deficit, and of cash flows present fairly, in all material respects, the financial position of IFCO-U.S., L.L.C. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Tampa, Florida
April 12, 2000

                               IFCO-U.S., L.L.C.

                                 BALANCE SHEETS

                                                          December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
ASSETS:
 Cash.............................................. $     10,487  $     27,754
 Receivables, net of allowance for doubtful
  accounts of $50,000 and $75,000..................    2,376,495     5,199,535
 Related party receivables.........................       95,749     4,977,836
 Crate rental pool, net............................    5,299,773    12,016,378
 Crates held for transfer to related party.........      611,107       535,420
 Equipment and furniture, net......................    1,296,018     1,124,998
 Other assets......................................       40,883        26,360
                                                    ------------  ------------
                                                    $  9,730,512  $ 23,908,281
                                                    ============  ============
LIABILITIES AND MEMBERS' DEFICIT:
 Accounts payable and accrued expenses............. $    616,945  $  1,456,952
 Related party payables............................    3,120,816     4,924,577
 Refundable deposits...............................    2,014,188     3,779,234
 Other liabilities.................................          --        124,920
 Related party debt................................   14,521,444    27,598,287
                                                    ------------  ------------
                                                      20,273,393    37,883,970
                                                    ------------  ------------
Commitments and contingencies (Notes 1, 6 and 7)
MEMBERS' DEFICIT:
 Class A voting membership interests, $.40 par
  value; 1,000 shares authorized...................          400           400
 Class B non-voting membership interests, $.40 par
  value; 1,500 shares authorized...................          600           600
 Accumulated deficit...............................  (10,543,881)  (13,976,689)
                                                    ------------  ------------
  Total members' deficit...........................  (10,542,881)  (13,975,689)
                                                    ------------  ------------
                                                    $  9,730,512  $ 23,908,281
                                                    ============  ============


   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

      STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED MEMBERS' DEFICIT

                                                   Year Ended
                                                  December 31,
                                      ---------------------------------------
                                         1997          1998          1999
                                      -----------  ------------  ------------
Rental revenues...................... $   919,427  $  1,657,424  $  5,750,889
                                      -----------  ------------  ------------
Cost of revenues:
 Rental logistics cost...............  (1,254,538)   (1,646,080)   (3,608,314)
 Crate depreciation..................    (499,098)     (679,324)   (1,623,303)
 Equipment depreciation..............     (49,140)     (132,763)     (144,000)
 Loss on related party crate
  transfers..........................    (454,445)     (193,238)           --
                                      -----------  ------------  ------------
Total cost of revenues...............  (2,257,221)   (2,651,405)   (5,375,617)
                                      -----------  ------------  ------------
  Gross margin (loss)................  (1,337,794)     (993,981)      375,272

Selling, general and administrative
 expenses............................  (1,423,417)   (1,719,353)   (2,144,534)
                                      -----------  ------------  ------------
  Loss from operations...............  (2,761,211)   (2,713,334)   (1,769,262)

Interest expense.....................  (1,033,872)   (1,382,946)   (1,677,085)
Other income (expense), net..........      12,031      (175,887)      (13,539)
                                      -----------  ------------  ------------
Net loss.............................  (3,783,052)   (4,272,167)   (3,432,808)

Beginning accumulated deficit........  (2,488,662)   (6,271,714)  (10,543,881)
                                      -----------  ------------  ------------
Ending accumulated deficit........... $(6,271,714) $(10,543,881) $(13,976,689)
                                      ===========  ============  ============


   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

                            STATEMENTS OF CASH FLOWS

                                                     Year Ended
                                                    December 31,
                                         -------------------------------------
                                            1997         1998         1999
                                         -----------  -----------  -----------
Net cash provided by (used in)
 operating activities:
Net loss...............................  $(3,783,052) $(4,272,167) $(3,432,808)
Adjustments to reconcile net loss to
 cash provided by operating activities:
 Depreciation..........................      557,934      826,042    1,807,299
 Provision for doubtful accounts
  receivable...........................       25,000       25,000       25,000
 Transfer of crates to related parties,
  excluding freight and duty...........      219,141      106,343     (193,148)
 Loss on disposition of equipment and
  furniture............................          --       198,547           --
 Decrease (increase) in receivables....     (595,894)  (1,351,104)  (2,848,040)
 Decrease (increase) in related party
  receivables..........................   (1,969,647)   1,999,467   (1,729,087)
 Decrease (increase) in other assets...       58,577      (40,883)      14,523
 Increase (decrease) in accounts
  payable and accrued expenses.........       94,552      161,836      845,400
 Increase (decrease) in related party
  accounts payable.....................    1,069,925    1,177,851    1,798,371
 Increase (decrease) in refundable
  deposits.............................      561,991      997,289    1,765,046
                                         -----------  -----------  -----------
Net cash used in operating activities..   (3,761,473)    (171,779)  (1,947,444)
                                         -----------  -----------  -----------
Net cash provided by (used in)
 investing activities:
Purchases of furniture and equipment...     (683,066)    (279,084)     (12,976)
Proceeds from crate transfers to
 related parties.......................    1,790,551    1,128,973    1,897,208
                                         -----------  -----------  -----------
Net cash provided by investing
 activities............................    1,107,485      849,889    1,884,232
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities:
Proceeds from issuance of related party
 debt..................................    4,504,285    1,682,585    3,406,857
Payment of other liabilities...........          --           --      (202,267)
Payment of related party debt..........   (1,854,456)  (2,358,238)  (3,124,111)
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities..................    2,649,829     (675,653)      80,479
                                         -----------  -----------  -----------
Net increase (decrease) in cash:
Cash equivalents at the beginning of
 the period............................       (4,159)       2,457       17,267
Cash at the end of the period..........       12,189        8,030       10,487
                                         -----------  -----------  -----------
                                         $     8,030  $    10,487  $    27,754
                                         ===========  ===========  ===========
Supplemental cash flow information:
 Interest paid.........................  $   270,000  $   289,000  $   333,000

Non-cash investing and financing
 activities:

   During 1997, 1998, and 1999, the Company had crate purchases of approximately $1,854,000, $2,154,000, and 9,783,500, respectively. These crate purchases have been financed with notes payable from related parties.

   The accompanying notes are an integral part of these financial statements.

                               IFCO-U.S., L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

   IFCO-U.S., L.L.C. (the "Company" or "IFCO-US") is a limited liability company. The Company's members are Schoeller-U.S., Inc. ("SIL-US") and Polymer International Corporation ("PIC"). SIL-US is a wholly-owned subsidiary of Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL") and PIC is a wholly-owned subsidiary of Intertape Polymer Group Inc. ("IPG"). The Company owns and manages a rental plastic container pool in the United States. These collapsible, reusable plastic containers ("crates") offer produce retailers and growers economic and environmental advantages over disposable packaging alternatives. The crates are leased primarily to growers of fresh fruit and vegetables in exchange for a one-time usage fee. The growers' goods are transported in the crates to various intermediaries and ultimately retailers for sale to consumers. The Company delivers the empty crates to customers' bulk warehouses and collects the empty crates from regional service points, where the crates are transported to the Company's depots and cleaned for reuse.

   The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, the accompanying balance sheet is presented on an unclassified basis.

   On September 2, 1999, PIC and SIL-US entered into a Membership Interest and Share Purchase Agreement (the "Purchase Agreement"). Upon execution of the agreement, PIC purchased from SIL 36.25% of the outstanding shares in SIL-US (the "Polymer Shares") for a note payable of $3,153,000 (the "Polymer Note"). Effective October 1, 1999, SIL assigned the Polymer Note to the Company. As a result of the assignment, the Company recorded a receivable from PIC and a payable to SIL for $3,153,000. Interest on the Polymer Note and interest on an additional $3,153,000 of existing PIC debt will be waived until March 1, 2000.

   PIC also agreed to sell subject to certain conditions including consummation of a merger between IFCO Systems and PalEx, Inc. (the "Palex Merger") and a related initial public offering of IFCO Systems N.V. (the "IPO") no later than March 31, 2000, its entire 20% interest in IFCO-US (the "Polymer Interest") and the Polymer Shares to IFCO Systems N.V. for approximately $10,657,500, plus all outstanding indebtedness which was approximately $26,840,000 as of December 31, 2000. Such amount will be reduced by the cancellation of the Polymer Note in the amount of $3,153,000, and $2,500,000 and certain other indebtedness.

   Commencing September 10, 1999, and on the first business day of each month thereafter until the earlier of the consummation of the PalEx Merger and IPO or March 1, 2000, SIL-US and PIC shall each make a loan to the Company in the amount of $75,000.

   On March 8, 2000, the merger of IFCO Systems N.V. ("IFCO Systems") and PalEx, Inc., was completed. In conjunction with the merger, PIC sold its entire 20% interest in the Company and the Polymer Shares to IFCO Systems N.V. for $10,657,000, plus all outstanding indebtedness at that date, less $3,153,000 for cancellation of the Polymer Note, and $2,500,000 and certain other indebtedness.

   The Company is currently trying to establish the plastic crate rental concept to the produce distribution market in the United States. As such, the Company is in a start-up business phase and will continue to realize net losses until its sales and gross margins increase high enough to cover variable and fixed operating costs. The Company's continuation as a going concern is dependent on its ability to obtain profitability and to generate sufficient cash flows, in a timely basis to meet obligations. IFCO Systems has represented to the Company's management that they intend to continue to provide whatever financial support is necessary to enable the Company to continue to operate and meet its liabilities as and when they fall due for a period of at least twelve months from the date of the audit opinion of these financial statements.

                               IFCO-U.S., L.L.C.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   A summary of the significant accounting policies followed in the preparation of the Company's financial statements is set forth below:

 Crates

   The Company depreciates its crate pool using the straight line method over a 15-year life. Additionally, the Company accrues additional depreciation for estimated crate breakage at a rate of 4.5% of the crate purchase price on a per trip basis. The Company periodically reviews its crate rental pool to ensure that all unusable crates are reduced to net realizable value.

   Expenditures for repairs are charged to expense as incurred. Upon transfer or retirement of crates, the cost and related accumulated depreciation are eliminated from the respective accounts.

   The gains and losses from related party crate transfers are included within cost of revenues. The cost of related party crate transfers includes the net book value of the asset sold and any direct costs associated with the transfers.

 Equipment and Furniture

   Equipment and furniture are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets. Machinery and equipment are depreciated from 5-10 years and furniture and fixtures are depreciated over 5 years.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset.

 Income Taxes

   The Company is a limited liability company which is treated as a partnership for federal and state tax purposes. As such, the income or loss generated by the Company is taxable to its members. Therefore, no provision for income taxes is recorded by the Company.

 Revenue Recognition

   The majority of the Company's revenues are generated from crate rental fees. Revenue is recognized over the Company's service obligation period. The service obligation period is complete when the customer's product is removed from the crates and the crate is ready to be returned to the Company. The Company accrues for the cost of returning crates to the rental pool.

   The Company records a two-dollar per crate deposit receivable and an offsetting refundable deposit liability for each crate delivered. Deposits are refundable upon proof of crate shipment by the customer.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments," requires the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying amounts reported in the accompanying balance sheets for accounts receivable, accounts payable and accrued expenses, related party payables, and refundable deposits approximate fair value because of their short term nature. It is not practicable for the

                               IFCO-U.S., L.L.C.

Company to reasonably estimate the fair market value of the long term debt due to the related party nature of the debt, absence of a quoted market rate for the debt or debt with similar characteristics and complexities surrounding maturity dates.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although the Company reviews all significant estimates affecting its financial statements on a recurring basis and records the estimated effect of any necessary adjustments, actual results could differ from these estimates.

 Advertising Expense

   The Company expenses the cost of advertising as incurred. The Company incurred approximately $80,000, $295,000, and $412,000 in advertising costs for the year ended December 31, 1997, 1998, and 1999, respectively.

 Start-up and organization costs

   The Company has expensed all start-up and organization costs when incurred.

 Impairment of Long-Lived Assets

   SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company believes that there is no impairment of its long-lived assets, primarily rental crates.

 Concentrations of Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The Company performs credit evaluation procedures on its customers and the Company's rental invoices are primarily on 14-day terms. Historically, the Company has not incurred significant credit related losses, however, an allowance for potential credit losses is maintained. Risk may exist in the Company's business and accounts receivable as approximately 39% and 18% of the Company's customers are located in California and Florida, respectively. As the Company's customers are in the produce industry, the Company's sales volumes in certain regions tend to be seasonal and subject to weather and other naturally occurring conditions.

   During the year ended December 31, 1999, the Company had no customer that accounted for more than 10% of total receivables. During each of the years ended December 31, 1997 and 1998, the Company had one customer each year that accounted for more than 10% of total revenues. DNE International accounted for approximately 12% of revenues during fiscal year ended December 31, 1997. Fresh From Texas accounted for 14% of revenues during fiscal year ended December 31, 1998.

 Reclassifications

   Certain prior year balances have been reclassified to be consistent with current year presentation. Such reclassifications had no effect on total assets, equity, net income, or total cash flows.

                               IFCO-U.S., L.L.C.

3. RECEIVABLES:

   Receivables consisted of the following at December 31:

                                                1997        1998        1999
                                             ----------  ----------  ----------
Trade--Rental receivables................... $  206,648  $  523,339  $1,569,049
Trade--Deposit receivables..................    862,383   1,903,156   3,705,486
Less: Allowance for doubtful accounts.......    (25,000)    (50,000)    (75,000)
Other receivables...........................      6,360         --          --
                                             ----------  ----------  ----------
                                             $1,050,391  $2,376,495  $5,199,535
                                             ==========  ==========  ==========

   Related party receivables consisted of the following at December 31:

                                                      1997    1998      1999
                                                      ----- -------- ----------
Crate transfer receivable............................ $     $ 95,749 $1,824,836
Polymer Note receivable..............................            --   3,153,000
                                                      ----- -------- ----------
                                                      $     $ 95,749 $4,977,836
                                                      ===== ======== ==========

4. CRATE RENTAL POOL, NET

     Crate rental pool, net consisted of the following at December 31:

                                              1997        1998         1999
                                           ----------  -----------  -----------
Crate rental pool......................... $6,149,627  $ 6,367,117  $14,024,437
Less: accumulated depreciation............   (722,141)  (1,067,344)  (2,008,059)
                                           ----------  -----------  -----------
Crate rental pool, net.................... $5,427,486  $ 5,299,773  $12,016,378
                                           ==========  ===========  ===========

   Crate depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $499,098, $679,324 and $1,623,307, respectively.

5. EQUIPMENT AND FURNITURE:

     Equipment and furniture consisted of the following at December 31:

                                                1997        1998        1999
                                             ----------  ----------  ----------
   Machinery and equipment.................. $1,405,317  $1,444,451  $1,485,596
   Furniture and fixtures...................     18,538      25,040      32,382
                                             ----------  ----------  ----------
                                              1,423,855   1,469,491   1,517,978
   Less: accumulated depreciation...........    (61,656)   (173,473)   (392,980)
                                             ----------  ----------  ----------
   Equipment and furniture, net............. $1,362,199  $1,296,018  $1,124,998
                                             ==========  ==========  ==========

   Equipment and furniture depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $58,836, $146,718 and $183,996, respectively.

                               IFCO-U.S., L.L.C.

6. OTHER LIABILITIES

   During 1999, IFCO-US entered into a purchase agreement with GE Polymer Logistics B.V. to purchase econobins (a large type of crate) for approximately $325,000. As of December 31, 1999, the Company has $124,920 of the remaining purchase agreement which will become due and payable in monthly installments through June 2001.

7. RELATED PARTY DEBT:

     Indebtedness consists of the following as of December 31:

                                              1997        1998         1999
                                           ----------- ----------- ------------
U.S. prime rate advances from PIC........  $ 4,465,882 $ 4,353,392 $  1,878,208
0% advances from PIC.....................          --      800,000    4,315,281
U.S. prime rate + 6% related party notes
 payable in default from IFCO
 Manufacturing...........................      860,807   1,339,883    2,901,937
10% related party notes payable from IFCO
 Manufacturing ..........................    6,315,943   5,828,169   12,487,580
U.S. prime rate PIC member loan..........    1,400,000   1,400,000    1,700,000
0% SIL-US member loan....................          --      800,000    4,315,281
                                           ----------- ----------- ------------
                                           $13,042,632 $14,521,444 $ 27,598,287
                                           =========== =========== ============

     The maturities of indebtedness are as follows for the years ending December 31:

                                                                       Amount
                                                                     -----------
      2000.......................................................... $19,535,007
      2001..........................................................   4,072,333
      2002..........................................................   3,506,376
      2003..........................................................     484,571
      2004..........................................................         --
      Thereafter....................................................         --
                                                                     -----------
                                                                     $27,598,287
                                                                     ===========

 Advances from PIC

   PIC has advanced funds to the Company for operating cash flow purposes. Under the terms of the operating agreement between SIL-US and PIC, advances from members accrue interest at the U.S. prime rate as published in the Wall Street Journal ("U.S. prime rate"), which was 8.5%, 7.75% and 8.5% at December 31, 1997, 1998 and 1999, respectively.

   In May 1998, PIC agreed to waive interest charges on the first $800,000 of its advances to the Company (see discussion of member loans).

 Related Party Note Payables

   The Company purchases its crates from IFCO Manufacturing, Inc. ("IFCO Manufacturing"), a wholly-owned subsidiary of IPG. The Company finances crate purchases with a three year note payable with IFCO Manufacturing. The notes accrue interest at 10%, with interest becoming payable on a semi-annual basis. One third of the principal of each note becomes due after every 12 months. The Company is currently in default on a portion of its principal and interest payments on its manufacturing note payables. Upon default, the notes and interest due began accruing additional interest at the default interest rate which is the U.S. prime rate plus 6% (14.5%, 13.75% and 14.5% at December 31, 1997, 1998 and 1999, respectively). Substantially all of the Company's receivables and long-lived assets are pledged as collateral for all outstanding notes payable under the crate supply agreement with IFCO Manufacturing.

                               IFCO-U.S., L.L.C.

 Member Loans

   The Company has a member loan with PIC for $1.4 million, which accrues interest at the U.S. prime rate. The funds were provided to the Company during 1995 and 1996 to fund start-up and organization costs. In accordance with the February 16, 1995 operating agreement between PIC and SIL-US, repayment of the loan by the Company shall be at such times as the Company can repay the loan when considering its future cash or requirements as contemplated in the operating agreement. At the time the Company has sufficient operating capital from profits, the entire principal and interest remaining outstanding shall then become due and payable in semi-annual installments of principal together with all accumulated interest until all amounts due and owing are paid in full. As of December 31, 1999, no principal or interest payments have been made.

   During May of 1998, SIL-US agreed to fund the Company's cash flow deficits with an $800,000 interest free loan. The SIL-US loan was funded in cash and does not have a stated maturity date. In conjunction with the SIL-US loan, PIC agreed to waive interest charges on the first $800,000 of advances.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

   The Company is involved in various legal proceedings that have arisen in the ordinary course of business. In the opinion of the Company's management, all such proceedings are adequately covered by insurance or, if not so covered, will not materially result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

 Leasing Arrangements

   The Company leases certain facilities and machinery under non-cancelable operating leases. Additionally, the Company sub-leases office space from a wholly-owned subsidiary of IPG. The Company's rent expense under the related party sub-lease was $46,000, $47,000 and $50,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Lease payments are accrued on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 1999 are as follows:

                                                                         Amount
                                                                        --------
      2000............................................................. $282,636
      2001.............................................................  186,728
      2002.............................................................    7,000
      2003.............................................................      --
      Thereafter.......................................................      --
                                                                        --------
                                                                        $476,364
                                                                        ========

   Rent expense under operating leases was approximately $46,000, $155,000 and $270,000 for the years ending December 31, 1997, 1998 and 1999, respectively.

9. MEMBERS' EQUITY:

   SIL-US and PIC each own 500 shares of the Class A voting membership interests. Additionally, SIL-US owns 100% of the 1,500 shares of the Class B non-voting membership interests. All shares participate equally in the sharing of the Company's profits/losses and distributions.

                               IFCO-U.S., L.L.C.

10. OTHER RELATED PARTY TRANSACTIONS:

 Related Party Receivables and Payables

   All of the Company's related party receivables are the result of crate transfers. The Company's related party payables are related to services provided by related parties in connection with export crate rentals under the export servicing agreement, crate deposits, royalties, and other miscellaneous payables. The related party payables are composed of the following:

                                                         December 31,
                                               --------------------------------
                                                  1997       1998       1999
                                               ---------- ---------- ----------
Crate deposits................................ $  152,400 $  259,754 $  259,754
Reconditioning fees...........................    297,257    552,531    832,166
Crate purchases...............................    317,735     22,608     22,608
Royalties.....................................     24,117     92,517    257,508
Interest payable..............................    795,105  1,558,525  2,584,440
Interest payable in default...................    356,351    634,881    968,101
                                               ---------- ---------- ----------
                                               $1,942,965 $3,120,816 $4,924,577
                                               ========== ========== ==========

 Crate Supply Agreement

   During 1996, the Company entered into a five-year supply agreement with IPG (through its wholly owned subsidiary IFCO Manufacturing) to provide all of the Company's plastic crates. The agreement specifies that the Company must purchase all crates from IPG and IPG is prohibited from selling crates to other customers. Crate prices are determined by a formula based upon raw material weight, the price for granulate and the actual quantity purchased by the Company. The agreement does not call for a minimum purchase requirement. During 1997, 1998 and 1999, the Company purchased approximately $1,854,000, $2,154,000 and $9,783,500, respectively, for crates supplied by IFCO Manufacturing. These crate purchases are financed through notes with IFCO Manufacturing.

 System Licensing Agreement

   In 1996, SIL and the Company entered into a ten-year licensing agreement. Under the agreement, the Company shall owe SIL a royalty commission equal to 3% of domestic crate rentals which are payable every quarter. For the years ended December 31, 1997, 1998 and 1999, the Company recorded royalty commission expenses of $19,123, $45,484 and $171,186, respectively.

 Export Servicing Agreement

   Some of the Company's customers use the crates to ship produce to international markets. In conjunction with its export rental program, the Company has a service agreement with IFCO-GmbH, a related party, whereby, IFCO-GmbH has agreed to collect, sort, wash, and include the crates within the European operations rental pool. Under the agreement, the Company records an amount equal to 80% of the export rental revenue as an expense payable to IFCO-GmbH as consideration for the services.

   Export rental revenue was approximately $273,000, $306,000 and $309,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                               IFCO-U.S., L.L.C.

 Related Party Crate Transfers

   Under the terms of the export servicing agreement discussed above, the Company transfers ownership of crates shipped to Europe to related parties upon completion of the export rental period at the net book value of the crates.

   In 1997, 1998 and 1999, the Company agreed to transfer certain excess crates to related parties. These transfers were not related to the export servicing agreement. For the years ended December 31, 1997, 1998 and 1999, the Company recognized losses of $193,000, $454,000 and $0 on the transfer of crates to related parties which have been included within cost of revenues.

 Management

   IPG employees oversee the daily management of the Company. The Company's controller and assistant controller share responsibilities with other companies owned by IPG, including IFCO Manufacturing. Their salaries are charged to the Company based upon the estimated time spent working on Company business. All significant business decisions are determined by the Company's Board of Directors, which is composed of two members from SIL-US and two members from PIC.

   IPG has provided various management, accounting and administrative services to the Company. Wherever appropriate and practical, the costs associated with these services have been allocated and/or directly charged to the Company. However, the costs of some services such as credit, collections, treasury management, marketing and information systems management have not been allocated to the Company and the Company's financial statements do not reflect amounts associated with such services.

   The significant services that have been allocated to the Company include:

                                                      Year ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                     -------- -------- --------

Employee benefits................................... $ 35,000 $ 45,000 $100,000
Leased vehicles for salesman travel.................   40,000   60,000   60,000
Telecommunications expenses.........................   15,000   23,000   25,000
                                                     -------- -------- --------
                                                     $ 90,000 $128,000 $185,000
                                                     ======== ======== ========

11. EMPLOYEE BENEFITS:

   The Company's employees are eligible to participate in IPG's 401(k) defined contribution plan. The Company may make a discretionary match of up to 6% of the participant's salary to the participant's account. Additionally, the Company may make profit sharing distributions to the participants based upon IPG's financial performance. Contributions for the years ended December 31, 1997, 1998 and 1999 were $12,000, $24,000 and $33,000, respectively.