Form 20-F
period 2000-12-31
IFCO SYSTEMS NV
filed 2001-07-03
CIK 1102957

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

      For the fiscal year ended: December 31, 2000

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

                         Rivierstaete, Amsteldijk 166,
                       1079 LH Amsterdam, The Netherlands
                    (Address of principal executive offices)

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

   Ordinary shares issued and outstanding as of December 31, 2000: 43,934,650

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

                                Yes [X]  No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [_]  Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Introduction.............................................................   1
Cautionary Note Regarding Forward-looking Statements.....................   1

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors [not
        applicable]......................................................   3
Item 2. Offer Statistics and Expected Timetable [not applicable].........   3
Item 3. Key Information..................................................   3
    A.Selected financial data............................................   3
    B.Capitalization and indebtedness [not applicable]...................   5
    C.Reasons for the offer and use of proceeds [not applicable].........   5
    D.Risk factors.......................................................   5
Item 4. Information on the Company.......................................  10
    A.History and development of the company.............................  11
    B.Business overview..................................................  15
    C.Organizational structure...........................................  29
    D.Property, plants and equipment.....................................  29
Item 5. Operating and Financial Review and Prospects.....................  32
    A.Operating results..................................................  32
    B.Liquidity and capital resources....................................  44
    C.Research and development, patents and licenses, etc................  49
    D.Trend information..................................................  50
Item 6. Directors, Senior Management and Employees.......................  51
    A.Directors and senior management....................................  51
    B.Compensation.......................................................  53
    C.Board practices....................................................  53
    D.Employees..........................................................  56
    E.Share Ownership....................................................  56
Item 7 Major Shareholders and Related Party Transactions.................  57
    A.Major shareholders.................................................  57
    B.Related party transactions.........................................  58
    C.Interests of experts and counsel [not applicable]..................  63
Item 8. Financial Information............................................  63
    A.Consolidated statements and other financial information............  63
    B.Significant changes [not applicable]...............................  64
Item 9. The Offer and Listing............................................  64
    A.Offer and listing details..........................................  64
    B.Plan of distribution [not applicable]..............................  64
    C.Markets............................................................  64
    D.Selling shareholders [not applicable]..............................  65
    E.Dilution [not applicable]..........................................  65
    F.Expenses of the issue [not applicable].............................  65
Item 10. Additional Information..........................................  66
    A.Share capital [not applicable].....................................  66
    B.Memorandum and articles of association.............................  66
    C.Material contracts.................................................  66
    D.Exchange controls..................................................  66
    E.Taxation...........................................................  67
    F.Dividends and paying agents [not applicable].......................  70

                                                                           Page
                                                                           ----
    G.Statement by experts [not applicable]..............................   70
    H.Documents on display...............................................   70
    I.Subsidiary information [not applicable]............................   71
Item 11. Quantitative and Qualitative Disclosures About Market Risk......   71
Item 12. Description of Securities Other Than Equity Securities [not
         applicable].....................................................   72

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies [not
         applicable].....................................................   73
Item 14. Material Modifications to the Rights of Security Holders and Use
         of Proceeds [not applicable]....................................   73
Item 15. [Reserved]......................................................   73
Item 16. [Reserved]......................................................   73

                                    PART III

Item 17. Financial Statements [not applicable]...........................   73
Item 18. Financial Statements............................................   73
Item 19. Exhibits........................................................   76


Signature................................................................   78


Index to Financial Statements............................................  F-1

                                  INTRODUCTION

   IFCO Systems N.V. is a limited liability company organized under the laws of the Netherlands. Unless otherwise indicated, all references in this report to we, us, our, and similar terms, as well as references to the "Company" and "IFCO Systems," refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time. As a result of the merger with PalEx, Inc., which subsequently changed its name to IFCO Systems North America, Inc. (and is referred to in this report as PalEx for periods prior to the merger and as IFCO North America for periods after the merger), and other related transactions completed in March 2000, IFCO Systems owns all the stock of the IFCO Companies and IFCO North America. The IFCO Companies are IFCO Systems Europe GmbH (formerly known as IFCO Europe Beteiligungs GmbH) and its subsidiaries. At the time of the merger with PalEx, the IFCO Companies also included IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH), which was subsequently merged into IFCO Europe, and MTS Okologistik GmbH, which subsequently became a wholly owned subsidiary of IFCO Europe. IFCO North America refers to IFCO North America and its subsidiaries. For purposes of this report, when we describe information on a pro forma basis, unless otherwise indicated, we are giving effect to the merger of PalEx with IFCO Systems, the IPO of IFCO Systems' ordinary shares, the initial offering of senior subordinated notes, initial borrowings under our senior credit facility, other related transactions in March 2000, and the acquisitions of four businesses in July and August 2000. These four acquisitions are sometimes referred to as the "2000 Purchased Companies" in this report.

   This report has been prepared in the form required by the U.S. Securities and Exchange Commission for an annual report on Form 20-F and also includes information required to be included in an annual report of a company with shares listed on the SMAX segment of the Amtlicher Handel of the Frankfurt Stock Exchange.

   We have elected the U.S. dollar as our reporting currency. The euro is the primary functional currency of IFCO Systems and our European operations. Approximate dollar amounts are provided for euro-denominated amounts as set forth in our combined and consolidated financial statements, where applicable. With respect to our combined and consolidated financial statements, all amounts previously reported in Deutsch-marks have been restated in euros using the January 1, 1999 fixed exchange rate of DM1 = (Euro)0.51129. Otherwise in this report, approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on June 15, 2001, (Euro)1.00 = $0.8628, if no date is indicated. Approximate dollar amounts are provided for Deutsch-mark-denominated amounts based on this euro rate and the fixed conversion rate of (Euro)1.00 = DM1.95583, resulting in a rate of DM1 = $0.4411. The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were (Euro)1.00 = $0.9576 and DM1 = $0.4896.

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

   These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) our ability to effectively integrate our operations and achieve our operational and growth objectives; (2) the competitive nature of the container businesses, including returnable plastic containers (or RPCs), pallets, and industrial containers; (3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets; (6) seasonality; (7) weather conditions; (8) the ability to sell the new pallet manufacturing operations and the terms of that sale; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

   Important factors that could cause our actual results to be materially different from the forward-looking statements are also discussed throughout this report.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

   Not applicable.

Item 2. Offer Statistics and Expected Timetable

   Not applicable.

Item 3. Key Information

   A. Selected financial data

   The selected historical financial information presented below for, and as of the end of, the year ended December 31, 2000 is derived from IFCO Systems' audited combined and consolidated financial statements, which were audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH. The selected historical financial information presented below for, and as of the end of, each of the years in the three years ended December 31, 1999 is derived from IFCO Systems' audited combined and consolidated financial statements, which were audited by PwC Deutsche Revision AG, independent accountants. The selected historical financial information for the year ended December 31, 1996 is derived from IFCO Systems' unaudited combined and consolidated financial statements. The selected historical financial information is not necessarily indicative of the future results of operations of IFCO Systems. IFCO Systems' financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP. You should read this selected historical financial information along with Item 5, "Operating and Financial Review and Prospects," and our combined and consolidated financial statements included in this report.

                                          Year ended December 31,
                          -----------------------------------------------------------
                             1996         1997        1998        1999        2000
                          -----------  ----------  ----------  ----------  ----------
                                          (dollars in thousands)
                          (unaudited)
Statement of Operations
 Data:
Revenues................  $  122,959   $  118,546  $  136,176  $  154,726  $  372,155
Cost of sales...........     118,354       99,622     106,218     124,485     315,064
                          ----------   ----------  ----------  ----------  ----------
Gross profit............       4,605       18,924      29,958      30,241      57,091
Selling, general and
 administrative
 expenses...............      21,798       18,328      24,289      24,511      72,042
Merger and integration
 costs..................         --           --          --        3,519         --
Amortization of goodwill
 and other intangible
 assets.................         236          675         383         289       6,709
Other operating
 (income), net..........      (5,371)        (840)       (864)       (639)     (1,956)
                          ----------   ----------  ----------  ----------  ----------
Income (loss) from
 operations.............     (12,058)         761       6,150       2,561     (19,704)
Net interest cost.......      (7,751)     (10,415)    (10,494)    (11,934)    (27,609)
Other income (expense),
 net....................         267          208        (271)     (1,332)      4,774
Income tax provision....         --           (47)       (210)       (320)       (245)
Minority interest.......         --           --       (1,274)     (1,291)        --
Losses from equity
 entities, net..........         --        (2,347)     (2,726)     (1,738)       (286)
                          ----------   ----------  ----------  ----------  ----------
Loss from continuing
 operations before
 extraordinary loss and
 cumulative effect of
 change in accounting
 principle..............     (19,542)     (11,840)     (8,825)    (14,054)    (43,070)
Loss from discontinued
 operations.............         --           --          --          --      (62,465)
Extraordinary loss on
 early extinguishment of
 debt...................         --           --          --          --       (5,600)
Cumulative effect of
 change in accounting
 principle..............         --           --          --          --          770
                          ----------   ----------  ----------  ----------  ----------
Net loss................  $  (19,542)  $  (11,840) $   (8,825) $  (14,054) $ (110,365)
                          ==========   ==========  ==========  ==========  ==========
Net loss applicable to
 ordinary share(1)......  $  (19,542)  $  (11,210) $   (8,913) $  (13,879) $ (110,365)
                          ==========   ==========  ==========  ==========  ==========
Loss from continuing
 operations per ordinary
 share(2)...............  $     (.98)  $     (.59) $     (.44) $     (.70) $    (1.11)
                          ==========   ==========  ==========  ==========  ==========
Net loss per ordinary
 share-- diluted(2).....  $     (.98)  $     (.56) $     (.45) $     (.69) $    (2.84)
                          ==========   ==========  ==========  ==========  ==========
Other Financial Data:
Weighted average
 ordinary shares
 outstanding used in
 computing, loss per
 share from continuing
 operations and net loss
 per share(2)...........  20,000,000   20,000,000  20,000,000  20,000,000  38,823,105
                          ==========   ==========  ==========  ==========  ==========
Dividends declared per
 ordinary share.........         --           --          --          --          --
                          ==========   ==========  ==========  ==========  ==========
Capital
 expenditures(3)........  $      --    $   39,569  $   40,195  $   30,767  $   79,339
                          ==========   ==========  ==========  ==========  ==========
                                          Year ended December 31,
                          -----------------------------------------------------------
                             1996         1997        1998        1999        2000
                          -----------  ----------  ----------  ----------  ----------
                                              (in thousands)
                          (unaudited)
Balance Sheet Data:
Net assets..............  $    4,957   $   10,223  $    3,832  $   (9,664) $  215,383
                          ==========   ==========  ==========  ==========  ==========
Total assets............  $  254,893   $  249,557  $  284,453  $  266,621  $  784,789
                          ==========   ==========  ==========  ==========  ==========
Shareholders' (deficit)
 equity.................  $     (462)  $  (19,990) $  (30,873) $  (39,672) $  215,383
                          ==========   ==========  ==========  ==========  ==========

--------
(1) Net loss applicable to ordinary shares is net loss plus accretion on redeemable convertible preferred stock, redeemable cumulative participating rights, and participating rights.
(2) The weighted average outstanding shares for the years ended December 31, 1996, 1997, 1998, and 1999 reflect those shares issued just prior to the merger with PalEx in March 2000 in a five-for-one stock split to the existing IFCO Companies' shareholders and are considered outstanding for this presentation for the years indicated.
(3) Our historical combined capital expenditure information is not available for the year ended December 31, 1996.

   B. Capitalization and indebtedness

   Not applicable.

   C. Reasons for the offer and use of proceeds

   Not applicable.

   D. Risk factors

 Our capital resources are limited and may not be sufficient to finance our operations and desired level of growth

   Our cash from operations and amounts available under our amended senior credit facility may not be sufficient to finance our capital requirements, including current operations, and our desired level of growth. Under the terms of our amended senior credit facility, we have limited availability for additional borrowing and we do not have the ability to borrow for additional acquisitions. Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company's current shareholders. Any possible inability to generate sufficient cash from operations, the lack of availability under the amended senior credit facility, or the absence of other sources of debt or equity capital may have a material adverse affect on the Company's ability to operate and our results of operations for 2001.

 Our level of debt could prevent us from fulfilling our objectives and obligations, including obligations under our senior subordinated notes

   As of December 31, 2000, we had approximately $362.6 million of net debt, including capital leases, representing approximately 64% of total capitalization. Our level of debt may have important consequences to our investors and noteholders. For example it could:

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

  . increase our vulnerability to general adverse economic and industry conditions; and

  . make it more difficult for us to satisfy our obligations with respect to our senior subordinated notes.

   The risks described above could increase if we borrow more money through our amended senior credit facility.

 The operational and financial benefits expected from the merger may not be realized

   Schoeller Logistics Industries GmbH and PalEx entered into the merger agreement with the expectation that the merger would produce substantial operational and financial benefits for both the IFCO Companies and PalEx, including the use of PalEx's North American infrastructure to accelerate the expansion of the IFCO Companies' business in the United States. The integration of two large companies, incorporated in different countries, with geographically dispersed operations, and with significant differences in business plans, business cultures, and compensation structures, continues to present significant challenges and requires substantial attention from management. The diversion of management's attention and any difficulties encountered in the transition and integration process could reduce revenues, increase levels of expenses, and impair operating results of the combined company. In addition, we may not be successful in using the IFCO North America's pallet and industrial container locations in connection with our North American RPC business.

 Restrictions and covenants in our debt agreements limit our ability to take certain actions and perform some corporate functions
   Our debt agreements, which consist of the credit agreement and any ancillary agreements governing our amended senior credit facility and the indenture governing our senior subordinated notes, contain a number of significant covenants that, among other things, limit our ability to:

  . incur additional debt or liens;

  . pay dividends or make other restricted payments;

  . make investments including the repurchase or redemption of either capital stock or the senior subordinated notes;

  . consummate asset sales;

  . enter into transactions with affiliates;

  . issue capital stock of a subsidiary or create dividend or other payment restrictions with respect to subsidiaries;

  . consolidate or merge with any person or transfer or sell all or substantially all of our assets;

  . make capital investments; and

  . alter our conduct.

   In addition, our senior amended credit facility requires us to comply with specific financial ratios and tests, under which we are required to achieve specific financial and operating results. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants would result in a default under the amended senior credit facility.

 Our business models may not succeed in new markets

   Our business plans rely on duplicating our business models in new markets, including the United States. Our business models may not be successfully duplicated in these new markets.

 Our international operations may prove more difficult or costly than our domestic operations

   Since we have significant operations outside of Germany and the United States, we are subject to the risks associated with cross-border business transactions and activities. These risks principally relate to delayed payments from customers in some countries or difficulties in the collection of receivables generally. Political, legal, trade, or economic changes or instability could limit or curtail our business activities and operations in Asia and South America. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls could limit operations and make the distribution of products difficult. In addition, the uncertainty of the legal environment in these areas could limit our ability to effectively enforce our rights.

 We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates

   As a consequence of the global nature of our business, we are exposed to increases in interest rates and changes in foreign currency exchange rates, which may result in decreased profitability. We seek to minimize these risks through regular operating and financing activities and, when appropriate, we will consider the use of currency and interest rate hedges and similar financial instruments, although these measures may not be implemented or be effective. We are also exposed to risks from changes in foreign currency exchange rates as a result of our financial reporting in U.S. dollars.

 We are dependent on our relationships with a relatively small number of large retailers

   We are dependent on our relationships with a relatively small number of large retailers. Our inability to maintain these relationships or cultivate new relationships on similar terms will impair our ability to remain competitive in the markets in which we operate. The loss of one or more of these relationships would have a negative impact on our revenues and profitability.

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

  . developments and technological innovations in our businesses; and

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

 Our operating results may fluctuate significantly due to seasonal factors

   Our businesses are subject to seasonal variations in operations and demand. Our operations experience the greatest demand for RPCs, new pallets, and reconditioned industrial containers during the citrus and produce harvesting seasons, generally October through May, with significantly lower demand from the citrus and produce industries in the summer months. Moreover, yearly results can also fluctuate significantly. Fluctuations are the result of the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of inclement weather. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

 If we are able to pursue acquisitions, we still may not be able to achieve our growth objectives

   If we are able to pursue acquisitions, we will be required to spend significant time and effort in evaluating, completing, and integrating acquired businesses. Acquisitions may involve a number of operational risks, including:

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

 Our RPC business competes in a highly competitive industry, which may limit our business prospects

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

 Our RPC business may be affected by the loss of or damage to our RPCs during the product distribution cycle, which may limit our ability to grow or maintain profitability

   Despite our experience with container pooling and transport, and the relative durability and reliability of RPCs, our pool of RPCs is subject to shrinkage due to unforeseen loss and damage during transport in the product distribution cycle. Increased loss of or damage to RPCs may increase our costs in maintaining our current RPC pool, thus limiting our ability to grow or maintain profitability.

 Our markets for pallet recycling services and industrial container reconditioning services are highly competitive, which may limit our ability to grow or maintain profitability

   The markets for pallet recycling services and drum reconditioning services are highly fragmented and competitive. As a result, competition on pricing is often intense. Competition for customers and competitive pricing pressure may limit our ability to grow or maintain profitability.

 Our pallet services operations, including recycling, are subject to competition from larger competitors, which may limit our ability to grow or maintain revenues and profitability

   Other companies with significantly greater capital and other resources than our capital and resources may enter or expand their operations in the pallet services business, including recycling, in the future, which could place us in direct competition with these larger companies in the markets for pallet services. Increased competition from large competitors could reduce our revenues through loss of customers or competitive pricing pressures. Decreases in revenues could have a corresponding effect on profitability.

 Our pallet services operations, including recycling, face competition from other pallet alternatives, which could limit or decrease revenues and profitability

   Our pallet services operations, including recycling, face competition from pallet leasing or other pallet systems providers. Pallet leasing competes currently with recycled pallet sales to the grocery, retailing, and wholesale distribution industries and may expand into other industries in the future. CHEP, with significantly greater resources than us, is currently the dominant pallet leasing company in the world. Other pallet systems may include pallets fabricated from non-wooden components like plastic as cost-effective, durable alternatives to wooden pallets. Increased competition from pallet leasing companies or providers of other alternatives could make it more difficult for us to attract and retain customers or force us to reduce prices. As a result, revenue growth may be limited or may decrease with corresponding effects on our profitability.

 We are controlled by a limited number of shareholders, which limits the ability of the public shareholders to influence our affairs

   Christoph Schoeller and Martin Schoeller beneficially own, excluding options, approximately 45.7% of our outstanding ordinary shares. They are able to influence our business, policies, and affairs and may be able to block approval of any proposed merger, combination, or sale of substantially all our assets. Because they have the largest beneficial ownership, the Schoellers may legitimately seek to preserve their control and may not have the same interest as smaller shareholders in pursuing strategic investments or business combinations if the result would be a decrease in control or would cause us no longer to exist as a separate entity.

 Christoph Schoeller and Martin Schoeller do not devote their full time to IFCO Systems, which may impair our business prospects

   Under the terms of an advisory agreement with us, Schoeller Industries provides administrative and management services, but Christoph Schoeller and Martin Schoeller, who are Co-Chairmen of our board of directors, do not devote their full working time to us. Because of other Schoeller family business interests, Christoph Schoeller and Martin Schoeller will continue to be unable to devote their undivided attention to our operations and management. This may impede our management and operations and limit the growth prospects for our business.

 We have potential exposure to environmental liabilities, which may increase costs and lower profitability

   Our operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage, and air quality. As a result of past and future operations at our subsidiaries' facilities, we may be required to incur remediation costs and other related expenses. In addition, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may not be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. One of our subsidiaries currently has potential exposure to environmental liabilities as a result of contaminations at the Zellwood Groundwater Contamination Site in Orange County, Florida. For a description of the potential exposure, see "B. Business overview--Regulation--Industrial Containers" in Item 4, "Information on the Company." Environmental liabilities incurred by us or our subsidiaries, if not covered by adequate insurance or indemnification, will increase our costs and have a negative impact on our profitability.

 Our cost of goods sold may be subject to increases because of unmanageable changes in the cost or availability of lumber, the largest raw material cost for pallets

   The largest component of cost of goods sold for our wooden pallets is lumber. Any increase in the cost of lumber or decrease in the availability of lumber will materially increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers. This risk primarily affects our new pallet manufacturing operations and may impact our results of operations as long as we continue to own the new pallet business. We may be limited in how much of a cost increase, if any, we are able to pass along to customers or how quickly we are able to pass along a cost increase to customers. In addition, increases in prices may result in a decrease in sales. The majority of the lumber used in the pallet industry is hardwood, which is only grown in some regions of the United States.

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

 Our new pallet manufacturing operations may also be subject to competition from lumber mills, which could decrease our profitability

   As long as we continue to own our new pallet manufacturing operations, we will compete with lumber mills in the sale of new pallets. These mill competitors typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste. As a result, they are able to manufacture and sell low-cost pallets. This depresses pallet prices overall, which could decrease our profitability.

 We may not be able to negotiate with union employees and may be subject to work stoppages

   Approximately 300 employees of our drum reconditioning segment are members of various labor unions. If we are unable to negotiate acceptable contracts with these unions as existing agreements expire, strikes or other work stoppages by the affected workers could occur and increased operating costs due to higher wages or benefits paid to union members may result. If the unionized employees engage in a strike or other work stoppage, or other employees become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs. This could result in decreased revenues and/or lower profitability than otherwise could have been achieved.

 Protecting security holders' rights may prove more difficult and costly than in a U.S. corporation

   Our corporate affairs are governed by our articles of association and by the laws of the Netherlands. The rights of our security holders and creditors and the responsibilities of directors on our board of directors, some of whom may reside outside of the United States, are different than those established under the laws of Delaware or other U.S. jurisdictions. Therefore, our public security holders may have more difficulty and be subject to higher costs in protecting their interests in the face of actions by our management, the board of directors, or controlling security holders than they would as security holders of a corporation incorporated in Delaware or other U.S. jurisdictions. This may include difficulty in effecting service of process within the United States upon us or those persons, or enforcing, in courts outside of the United States, judgments against us or those persons obtained in U.S. courts and based upon the civil liability provisions of the federal securities laws of the United States. Furthermore, since a substantial portion of our assets will be located outside of the United States, any judgment obtained in the United States against those persons or us may not be collectible within the United States. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

 We do not intend to pay cash dividends for the foreseeable future

   We intend to retain our earnings, if any, for continued development of our businesses and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In addition, our amended senior credit facility and the indenture governing the senior subordinated notes include, and any additional credit facilities obtained in the future may include, restrictions on our ability to pay dividends.

Item 4. Information on the Company

   We are a leading international provider in reusable supply chain management services, serving over 9,000 customers in 32 countries. We believe we:

  . own and manage the largest pool of returnable plastic containers, or RPCs, in Europe based on 1997 market information, which we believe is still reliable;

  . own and manage a rental pool of over 1.6 million pallets in Canada, making us the second largest pallet rental pool owner and manager in North America;

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

   Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RPCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RPCs, improved space efficiency, and reduction of the amount of packaging from transport. We contract third parties to collect empty RPCs from retailers for inspection and reconditioning by us. The RPCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RPCs, which are based on patented technology, are made of plastic and are collapsible. The RPCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 70.6 million RPCs in circulation worldwide. Our European pool now serves over 4,000 growers supplying produce to approximately 20,000 supermarket outlets throughout Western Europe. Currently, more than 80 European retailer groups use our round-trip systems.

   As a result of the merger with PalEx, and the acquisition of the remaining interest in IFCO-U.S., L.L.C., IFCO North America provides RPC services in the United States with, as of December 31, 2000, 28 operating facilities in 9 states in the United States. Currently, we have approximately 6.1 million IFCO RPCs in circulation in the United States.

   We also rent and recycle wooden pallets in a variety of shapes and sizes for the movement of various types of goods. We conduct these pallet operations from, as of December 31, 2000, 62 facilities throughout the United States and Canada. We also recondition industrial container products, which include steel closed top drums, steel drums with fully removable heads, plastic drums, and industrial bulk containers, from, as of December 31, 2000, 13 facilities in the United States.

   We also manufacture and sell wooden pallets, but in August 2000 we determined to concentrate on our systems and services business. We negotiated with a limited number of buyers starting in late December 2000 regarding the sale of our new pallet manufacturing business, and we expect to complete a sale in the third quarter of 2001. As a result, we have reported the new pallet manufacturing business as discontinued operations in this report.

   On a pro forma basis, our revenues for the year ended December 31, 2000, were approximately $494.3 million.

   A. History and development of the company

Legal Information

   Our legal and commercial name is IFCO Systems N.V. We were incorporated under the laws of the Netherlands on March 31, 1999. Our registered seat is in Amsterdam, the Netherlands, at our principal executive offices located at Rivierstaete, Amsteldijk 166, 1079 LH Amsterdam, The Netherlands. The telephone number for our Amsterdam office is 31-20-504-1772. We also maintain operations headquarters in Munich, Germany and in Houston, Texas and Bartow, Florida in the United States.

History

 The Merger and Initial Public Offering

   In March 2000, we completed the merger of PalEx with and into Silver Oak Acquisition Corp., our wholly owned subsidiary, which initially changed its name to "PalEx, Inc." PalEx subsequently changed its name to

"IFCO Systems North America, Inc." As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and IFCO North America. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In conjunction with the merger, each option to purchase PalEx common stock that was outstanding on the date of the merger was converted into an option to purchase a certain number of ordinary shares of IFCO Systems, as determined by the definitive agreement providing for the merger. The PalEx options became immediately vested upon completion of the merger and conversion to IFCO Systems options.

   In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The initial public offering price was (Euro)15.50 or $14.90 per share. Our total net proceeds from the IPO, including the exercise of the overallotment option, were $203.2 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of (Euro)200.0 million principal amount of 10 5/8% Senior Subordinated Notes Due 2010, and borrowings from our senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund a cash payment due to General Electric Capital Corporation and General Electric Erste Beteiligungs GmbH, and to fund our purchase of the remaining joint venture interest in our U.S. operations, IFCO-U.S.

   In connection with the merger, Schoeller Logistics Industries GmbH and Gebruder Schoeller Beteiligungsverwaltungs GmbH contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller, entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $19.8 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital and GE Erste (Euro)22.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the offering of the senior subordinated notes, and the initial borrowings under our senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

 The IFCO Companies

   The IFCO Companies began the world's first round-trip systems business. The business was initially founded in 1992 as IFCO International Fruit Container Organization GmbH, an affiliate of Schoeller Industries, which later changed its name to IFCO International Food Container Organization GmbH. Today, known as IFCO GmbH, it is the operating company for IFCO Europe.

   Since 1992, the IFCO Companies have developed European-wide round-trip systems for fresh fruit and vegetables. The IFCO Companies hold several international patent rights on its RPCs.

   Schoeller Industries is a family-owned business with its origins in the paper, sugar, wood, and textile industries dating back to the eighteenth century. In 1958, Alexander Schoeller invented, developed, and launched the first plastic beverage crates for use in the German beverage market, and plastic moldings are still one of the Schoeller group's core businesses. In 1982, Alexander's sons, Christoph and Martin Schoeller, joined the group and, in 1992, were responsible for the design of the collapsible RPCs and the launch of the IFCO Companies.

   In 1994, IFCO International entered into a joint venture with Mitsubishi in Japan, the IFCO Companies' first market entry outside of Europe. In 1996, IFCO International also entered into a U.S. joint venture. In 1997, GE Capital became an investor in IFCO Europe through its subsidiary, GE Erste. In 1998, IFCO Europe was named one of Europe's Top 500 Growth Companies by the Association of Dynamic Entrepreneurs in Brussels, Belgium.

 IFCO North America (formerly PalEx)

   PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering in March 1997, PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time and prior to the merger, PalEx acquired 16 additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the United States. In the United States, IFCO North America provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets, the recycling of pallets, including used pallet retrieval, repair, remanufacture, and secondary marketing, and the processing and marketing of various wood-based by-products derived from pallet recycling operations. In Canada, IFCO North America conducts pallet rental and repair operations and pallet pooling management services through IFCO Systems Canada, Inc., our Canadian subsidiary, which was formerly known as SMG Corporation.

   We also manufacture and sell wooden pallets, but in August 2000 we determined to concentrate on our systems and services business. We negotiated with a limited number of buyers starting in late December 2000 regarding the sale of our new pallet manufacturing business, and we expect to complete a sale in the third quarter of 2001. As a result, we have reported the new pallet manufacturing business as discontinued operations in this report.

   IFCO North America conducts its pallet services operations, as of December 31, 2000, from 62 facilities in 21 states in the United States and 7 Canadian provinces.

   In separate transactions in February 1998, PalEx acquired four leading steel drum reconditioning companies, which formed the base for expanding its operations into the industrial container management industry. As a result of these acquisitions and three subsequent acquisitions, IFCO North America is now the largest reconditioner of industrial containers in North America. IFCO North America's container group is also engaged in drum and intermediate bulk container leasing operations. Its container group operates from, as of December 31, 2000, 13 facilities in 11 states in the United States.

   IFCO North America conducts it discontinued new pallet manufacturing operations from, as of December 31, 2000, 17 facilities in 10 states in the United States.

Expansion and Acquisitions

 Returnable Plastic Containers

   We have operations in the United States and Argentina for the development and operation of round-trip systems and RPC pools, have entered the market in Asia, other than in Japan, and have an interest in a joint venture in Japan.

   In 1996, we entered into an agreement with Intertape Polymer Group, Inc., to form IFCO-U.S. IFCO-U.S. has been successful in attracting some large retailers to use our RPCs. It still faces high costs, however, as it works to develop the necessary infrastructure to support an RPC pool. We purchased the Intertape interest in IFCO-U.S. in March 2000 following the completion of the IPO. IFCO-U.S. is now an indirect wholly owned subsidiary of IFCO Systems.

   We entered the market in Argentina in mid-1998. The Argentina operation began RPC pooling operations in March 1999. We are currently in the process of reorganizing the Argentina operation, which is still in a start-up phase. We also began start-up initiatives in Uruguay, Chile, and Mexico, but determined in 2000 to terminate those initiatives.

   We entered the market in Asia, other than Japan, in November 2000. We will begin RPC pooling operations in 2001.

   In Japan, we have a minority interest in a joint venture with Mitsubishi, which began in 1995. The joint venture continues to encounter a very fragmented market and strong cooperative controls.

 Pallets

   Since the initial three acquisitions in connection with PalEx's initial public offering in March 1997, but prior to the merger and the IPO, PalEx purchased 16 pallet companies in separate transactions. The total purchase price for these acquired companies was approximately 5.2 million shares of PalEx common stock, approximately $55.4 million in cash, and approximately $10.0 million principal amount of convertible notes.

   In 2000, following the merger and the IPO, we purchased three additional pallet companies in separate asset purchase transactions. The total purchase price for these acquired businesses was approximately 972,000 IFCO Systems ordinary shares, approximately $68.5 million in cash, and approximately $6.6 million principal amount of subordinated notes.

   Pursuant to a Purchase Agreement dated as of August 4, 2000, a newly formed wholly owned subsidiary of IFCO North America and a new Mexican partnership acquired substantially all the assets of Texas Pallet, L.P., Interstate Pallet Holding Company, Inc., National Pallet-Oklahoma LLC, Texas Pallet Holding Company, Inc., Texas Pallet Sales Company, L.P., Texas Pallet Freight Company, L.P., Texas Pallet Recovery, Inc., and Texas Pallet De Mexico, S.A. De C.V. The Texas Pallet companies provided pallet systems and logistics services from 11 facilities in Texas, Oklahoma, Mississippi, Louisiana, Tennessee, Alabama, and Ohio. The purchase price for the assets consisted of $47.9 million in cash and 798,000 of our ordinary shares. The agreement included customary representations and warranties and indemnities by the Texas Pallet companies and their respective equity owners. The Texas Pallet companies and their respective equity owners also agreed not to compete with IFCO North America and its affiliates for a period of five years after the acquisition.

   Pursuant to an Asset Purchase Agreement dated as of August 25, 2000, a newly formed wholly owned subsidiary of IFCO North America acquired substantially all the assets of Bromley Pallet Recyclers, Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana, LLC, and Bromley Pallet Recyclers of Illinois, LLC. The Bromley Pallet companies provided pallet services from more than 15 facilities in Florida, Georgia, South Carolina, North Carolina, Arkansas, Indiana, Kentucky, Illinois, and Ohio. The purchase price for the assets consisted of $20.3 million in cash, 119,318 of our ordinary shares, and approximately $6.6 million principal amount of subordinated notes. The agreement included customary representations and warranties and indemnities by the Bromley Pallet companies and their respective equity owners. The equity owners of the Bromley Pallet companies also agreed not to compete with IFCO North America and its affiliates for a period of five years after the acquisition.

 Industrial Containers

   In February 1998, IFCO Industrial Container Systems Holding Company, formerly PalEx Container Systems, Inc., one of our wholly owned subsidiaries, acquired five companies in separate transactions. Since that time, but prior to December 31, 1998, IFCO Container Systems completed three additional acquisitions of reconditioning companies. The total purchase price for these acquisitions consisted of approximately 4.5 million shares of PalEx common stock and approximately $29.9 million in cash.

   We made no industrial container acquisitions during 1999.

   In 2000, following the merger and the IPO, we purchased an additional industrial container company in a stock purchase. The total purchase price for this acquired company was approximately 61,000 IFCO Systems ordinary shares and approximately $650,000 in cash.

Capital Expenditures

   In 2000, the aggregate amount of capital expenditures, other than the acquisitions discussed above, was approximately $79.3 million, including $50.3 million for RPCs. Capital expenditures currently in progress or anticipated in 2001 total $10.3 million for RPC refurbishing equipment and handling equipment. See "B. Liquidity and capital resources" in Item 5, "Operating and Financial Review and Prospects" for a discussion of our ability to make capital expenditures.

   B. Business overview

Systems and Services

 Returnable Plastic Containers

   The IFCO round-trip systems provide a complete system for product flow that minimizes waste and improves customer satisfaction and retailer profitability. The IFCO round-trip systems include delivery of RPCs to producers when needed, collection of empty containers from retailers, cleaning of containers, and quality control. The producers are invoiced for the RPCs on a per-use or a time basis. After cleaning and any necessary repair, the RPCs are reintroduced into the product distribution cycle.

   Since we started the RPC pool in Europe in 1992, we believe we have become the leading supplier of RPCs in Europe. Currently, there are approximately 63.0 million RPCs in circulation in Europe. Our European RPC pool now serves over 4,000 growers supplying produce to approximately 20,000 supermarket outlets throughout Western Europe.

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

   The IFCO round-trip system is illustrated as follows:

                                   [GRAPHIC]

   This system includes the following steps:

  .  producer faxes order for IFCO RPCs to an IFCO container depot;

  .  RPCs are delivered from the IFCO container depot to producer;

  . producer receives an invoice for round-trip services, which include the one-time use of RPCs on either a trip or time basis;

  .  producer also receives an invoice for a deposit for RPCs;

  . computer tracking system generally monitors the flow of RPCs, but does not currently track the location of each individual RPC, except for RPCs used in dry goods distribution;

  . producer packs RPCs and ships them to retailer's distribution center or retail outlet, depending on retailer;

  .  producer bills the deposit for the RPCs to retailer;

  . retailer displays the products in the RPCs or removes the products for display;

  . we contract third parties to collect empty, collapsed RPCs from retailer's distribution center or retail outlet, depending on retailer, for return to an IFCO container depot;

  .  once RPCs are recollected, we return deposit to the retailer; and

  . we inspect and clean, repair, or recycle, as necessary, empty RPCs at the IFCO container depot to make them ready for their next delivery to a producer.

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

   IFCO RPCs are extremely versatile. Most IFCO RPCs are made of 100% recyclable materials. They are light, yet strong enough to withstand the stresses of long distance travel and handling and significantly reduce produce damage and loss. They are compatible with automated packaging systems and provide an attractive product presentation at the point of sale. The RPCs fold on average to one-fourth of their original volume, dramatically reducing transport and storage costs for empty RPCs.

   Because the IFCO RPCs are made of durable plastic, the products packed in RPCs have better protection for handling during transport and bad weather conditions. The RPCs are better able to bear the stress of large loads as compared to corrugated containers. This is especially true with produce and other perishables, which have an increased chance of arriving at the point of sale in prime condition. Produce is then ready for display with minimum handling. Retailers have the option of using the RPCs for display purposes.

   The IFCO RPCs move back and forth among countries based on where crops are being harvested and the countries to which crops will be exported. For example, if Spain were at peak harvest, RPCs from depots outside Spain would be shipped directly to customers in Spain. In our European container pool, most packed

RPCs end up back in Germany, since Germany imports much more produce than it grows domestically while other European countries tend to be net exporters. The RPCs are generally used between three and 12 times per year, depending on the type of RPC.

   We initially developed RPCs for use with fresh produce. We subsequently developed RPC applications for other perishables like fish, eggs, and bakery products. Other current applications for IFCO RPCs include transport and display of food dry goods, bulk transport, postal shipments, transport of products for department stores, and shipment protection for appliances. IFCO RPCs include different sizes of containers in ISO standard dimensions, including 600 mm x 400 mm and 400 mm x 300 mm. These different sizes are stackable interchangeably whether erected or collapsed.

   For a breakdown of our RPC revenues for the years ended December 31, 1998, 1999, and 2000, by segments and geographical markets, see Note 13 to our combined and consolidated financial statements included in this report.

 Pallet Services

   We offer pallet rental, repair, remanufacture, and recycling services in the United States and Canada. We believe that these systems and services present the greatest opportunity for future growth in the pallet industry.

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

   Pallet pooling and reconditioning represented the following approximate percentages of revenues of PalEx or IFCO Systems for the historical and pro forma periods as indicated:

                                                                 North America
                                                                 -------------
     PalEx Historical Year Ended December 27, 1998..............      17%
     PalEx Historical Year Ended December 26, 1999..............      16%
     IFCO Systems Pro Forma Combined Year Ended December 31,
      1999......................................................      11%
     IFCO Systems Historical Year Ended December 31, 2000.......      36%

 Industrial Containers

   We offer drum reconditioning services in the United States. Although the drum reconditioning process varies slightly throughout the industry, two basic processes are used to recondition steel drums, depending on whether the drums to be reconditioned are closed top drums or open top drums. Closed top drums have secure tops that are an integral part of the drum's construction and have 2 inch and 3/4 inch head openings in the top of the drum. A steel drum with a fully removable head is referred to as an open top drum. Closed top drums are typically used to transport and store oils, solvents, and flowable resins. Closed top drums are reconditioned by cleaning the interior of the drum at a series of high-pressure alkaline and acid flush-and-rinse stations. Pneumatic machinery reshapes the drum by removing dents and restoring chimes (the top and bottom lid seals). Pressure tests required by U.S. Department of Transportation regulations are then performed to check each drum for leakage. The old exterior coatings are stripped from the drums with an alkaline solution and steel-shot blasting. Next, new decorative coatings are applied and baked on to provide a new durable exterior finish. The thermal treatment used on open top drums cannot be used on closed top drums unless the drum heads are removed.

   An open top drum is used for a number of agricultural and industrial applications, including storing and shipping citrus products, berries, foodstuffs, adhesives, and coatings. Open top drums are reconditioned using a thermal process. This process involves passing drums through a furnace that is heated to approximately 1,200 degrees Fahrenheit, which vaporizes residual materials inside the drums. Residual chemicals and compounds created from this process are drawn into an afterburner and destroyed by temperatures approaching 1,850 degrees Fahrenheit. Steel-shot blasting then strips old finishes from both the interiors and exteriors of drums. After this process, the drums pass through a series of hydraulic and pneumatic equipment to restore each drum's shape and integrity. Finally, new interior protective and exterior decorative coatings are baked onto the drums.

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

   Like pallet recycling, drum reconditioning remains a labor-intensive process despite advances in reconditioning methods. Drum reconditioning represented the following approximate percentages of revenues of PalEx or IFCO Systems for the historical and pro forma periods as indicated:

                                                                 United States
                                                                 -------------
     PalEx Historical Year Ended December 27, 1998..............      27%
     PalEx Historical Year Ended December 26, 1999..............      27%
     IFCO Systems Pro Forma Combined Year Ended December 31,
      1999......................................................      19%
     IFCO Systems Historical Year Ended December 31, 2000.......      23%

 Container Management

   We are continuing our development and promotion of container management systems and services. Container management is the process of providing a combination of services related to a customer's pallet or drum usage, including the manufacture, repair, retrieval, delivery, and storage of pallets or the reconditioning, retrieval, delivery and storage of drums, as well as the disposal of unusable pallets or drums and component parts. In a typical arrangement, we will contract with a customer to remove all pallets or drums from a particular location and transport them to our repair or reconditioning facility. The pallets or drums are sorted and repaired or reconditioned as needed at one of our depots and sold to third parties, returned to either the customer or its supplier or placed in storage and made available for return to service. We may contract with a customer to perform any or all of the management services available. We believe there are significant opportunities to manage customers' entire shipping container and platform requirements and that we are in a unique position to develop and offer these services. We have not, however, yet generated any significant revenues from container management.

 IFCO Online

   We intend to develop tracking and tracing technology in the materials movement industry through our IFCO Online AG subsidiary. All industries have to improve their supply chains in order to deal with shorter product life cycles, a broader spectrum of product offerings, and cost and competitive pressures. The supply chain management processes, therefore, need to be improved with new methods such as collaborative planning, build-to-order, cross-docking, merge-in-transit, and just-in-time deliveries. Today's logistics systems, however, lack online supply chain data. Tracking and tracing systems based on radio frequency identification, or RFID, tools can provide online information throughout the entire flow of goods.

   RFID tools will be a component part of platforms that move products through the supply chain and may be used to track the location and the content of shipping platforms. These platforms include primarily RPCs, but could also include pallets and other conveyances. The usage of that technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation.

   IFCO Online has evaluated tracking and tracing systems and RFID technology carefully, both from a process and technical standpoint. We have selected the leading provider of RFID technology as our partner for the development and implementation. A pilot program for our tracking and tracing system with one or a few select customers is planned for 2001. After completion of that pilot we intend to select target markets for further implementation. In the future, we intend to add tracking and tracing services to our current product offerings.

Discontinued Operations--New Pallet Manufacturing

   We manufacture and sell new pallets in the United States, but in August 2000 we determined to concentrate on our systems and services business. We have reported the pallet manufacturing business as discontinued operations in this report.

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

   New pallet manufacturing represented the following approximate percentages of revenues for the historical and pro forma periods indicated:

                                                                 United States
                                                                 -------------
     PalEx Historical Year Ended December 27, 1998..............      54%
     PalEx Historical Year Ended December 26, 1999..............      54%
     IFCO Systems Pro Forma Combined Year Ended December 31,
      1999......................................................      38%

   Fiscal 1999 included, for the full period, revenues from a crate manufacturing business acquired in August 1998. For 2000, the new pallet manufacturing business is presented as discontinued operations.

 Seasonality

   For a discussion of the seasonality of our operations, see "A. Operating Results--Seasonality" in Item 5, "Operating and Financial Review and Prospects."

Sales and Marketing

 Returnable Plastic Containers

   We currently maintain a broad range of customers located throughout Europe, Japan, the United States, and Argentina. Our RPC sales and marketing department is comprised of approximately 70 people and is headquartered in Germany, with eight regional offices in Western Europe, one in Argentina and one in the United States. Our sales process is managed by direct salespersons, supplemented with high-level discussions between our top management and the retail chains. The marketing and sales strategy focuses primarily on:

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

   We place a significant emphasis on marketing. We maintain a large advertising presence in relevant industry publications in order to increase our international profile and create a strong brand name. Another successful marketing tool that we utilize is attendance at trade fairs, where we market our services to retailers and growers. Additionally, we have a comprehensive and regularly updated website and also produce an array of product brochures and other marketing materials.

   Our future growth prospects are largely dependent upon an internationally recognized brand name, which will expand our existing customer base and further advance the acceptance of round-trip systems by the retail sector.

 Pallets and Industrial Containers

   We currently sell to pallet and industrial container customers within the various geographic regions in which we have operations. Our primary sales and marketing activities involve direct selling by our sales force and by members of senior management to local and regional customers at the plant level and to large accounts and target industries more broadly on a geographic basis. Because pricing is a function of regional material and delivery costs, pricing is established at the regional level. Because many of our customers need pallets and/or container management services on a national scale, we continue the development and implementation of our national sales and marketing plan to provide these services at many locations throughout the United States. We seek to continue to develop a network of facilities that will allow these customers to:

  . centralize purchases of recycled pallets, reconditioned drums, and container management services;

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

Customers

 Returnable Plastic Containers

   Although the direct customers of IFCO round-trip systems are producers, the demand is driven mainly by the large retail chains and their product transport requirements. Our top twenty grower customers for RPCs accounted for approximately 12% of RPC revenues for 2000. No grower customer accounted for more than 2% of our 2000 revenues, and we do not materially rely on any single grower customer. The top ten retailer groups using IFCO RPCs accounted for approximately 85% of the recollection of RPCs in 2000.

   Currently, over 80 European retailer groups are using IFCO round-trip systems, including major retailers such as Tengelmann, Edeka, Rewe, and Metro in Germany, Coop and Migros in Switzerland, and Waitrose in the United Kingdom. In 1998, we added Coop of Switzerland as a new large retail chain using IFCO RPCs. There has been a trend towards consolidation of grocery retailers in Europe. For example, Allkauf and Kriegbaum were acquired by Metro, and Wertkauf and Interspar were acquired by Wal-Mart in Germany. This trend is expected to continue and has had a positive effect on us as we are able to obtain more volume through existing relationships.

   Outside of Europe, our international operations are still largely in the development stage. Major retailers in Japan using the IFCO round-trip systems include Jusco, Coop-Kobe, York Benimaru, Ito-Yokado, Inageya, Izumiya, and Coop Tokyo. In the United States, major retailers who have started to adopt the IFCO round-trip systems include Wal-Mart and H.E. Butt. In Argentina, the major retailers now using the IFCO round-trip systems are Norte, Disco, Coto, Jumbo, Carrefour, Wal-Mart, La Annima, and Libertad.

   We currently have two principal customers for our dry goods operations, one department store, Kaufhof in Germany, whose service agreement extends through 2003, and, Deutsche Post AG, whose contract extends to September 30, 2004. Deutsche Post AG is one of the largest European transporters of parcels and letters. The service agreement with Deutsche Post AG began in 2000. Revenues from this agreement were approximately $0.5 million in 2000.

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

Suppliers and Raw Materials

 Returnable Plastic Containers

   Schoeller Plast AG manufactures the RPCs that we use in Europe. Schoeller Plast AG has production sites throughout Europe. In addition to production capability, Schoeller Plast AG also conducts destructive and non-destructive testing, as appropriate, on raw material and production samples for quality control, new product testing, and product development. Schoeller Plast AG or its affiliates also manufacture the RPCs we use in North America and South America.

   In 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a ten-year supply agreement, which was later assigned to Schoeller Plast AG. In addition to supplying RPCs, the supply agreement provides for Schoeller Plast AG to develop and improve RPCs for IFCO GmbH. Schoeller Plast AG is also required to transfer the related intellectual property rights to IFCO GmbH, which is in turn required to purchase the manufactured products from Schoeller Plast AG. Schoeller Plast AG is obligated to supply the containers to IFCO GmbH, and IFCO GmbH is required to purchase them from Schoeller Plast AG. The supply agreement establishes a price structure that changes periodically and is subject to upward and downward adjustment based on increases and decreases of more than 15% in raw material prices paid by Schoeller Plast AG. The supply agreement was negotiated on an arm's-length basis by GE Capital on behalf of IFCO GmbH and on market terms. The supply agreement expires on December 31, 2007, and may, upon the request of IFCO GmbH, be renewed for an additional ten-year period.

   In September 2000, IFCO-U.S. and Schoeller Wavin Systems, Inc., an affiliate of Schoeller Plast AG, entered into a ten-year supply agreement for the supply and development of RPCs for IFCO-U.S. in North America. The U.S. supply agreement was negotiated on the basis of and patterned after the existing supply agreement with IFCO GmbH and has similar terms and conditions. The U.S. supply agreement expires on December 31, 2010, and, may, upon the request of IFCO-U.S., be renewed for an additional ten-year term.

   For a more detailed description of these supply agreements, see "B. Related party transactions--Supply Agreements" in Item 7, "Major Shareholder and Related Party Transactions."

 Pallet Services

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

 Industrial Containers

   We source the majority of drums to be reconditioned from customers to which we provide reconditioning services. Customers usually own the drums they use. The acquisition cost of used drums is highly dependent on the costs of recollecting them, including transportation costs. Drum demand in some regions of the United States has required more drums to be shipped outside of the region than are shipped into the region. Consequently, the acquisition costs of used drums, the primary raw materials for reconditioned drums, in these regions are significantly higher since the used drum deficit must be replaced by collecting and shipping used drums from over 250 miles away. The West Coast and Southeast regions of the United States tend to be net exporters of open top drums because of their emphasis on agriculture. The Midwest, on the other hand, tends to be a significant accumulator of drums because of its greater industrial content and usage of petroleum products, coatings, and chemicals.

 Discontinued Operations--New Pallet Manufacturing

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

Intellectual Property

 Returnable Plastic Containers

   The development and protection of proprietary technology is essential to our business. Schoeller Plast AG conducts ongoing research and development as part of its obligations under the supply agreements with us to create and improve the design of our products. These efforts are conducted in collaboration with, and with input from, us. They have resulted in a number of innovative product designs and improvements. We have a policy of protecting our proprietary technology with patents. We file patent applications in the countries in which we operate and have obtained several European and international patents covering our products. We believe the loss of these patent rights would have a material adverse effect on our businesses.

   Our principal patents relate to our RPCs for perishables and for dry goods. The principal patent for RPCs in the perishables segment protects our rights to produce and use IFCO RPCs that consist of one piece and are produced in one production step. The RPC consists of a base and four sides with hinges that can be folded inward toward the base. The patent expires in 2013. The principal patent in the dry goods segment protects two main elements, a tray that can be used as the top or bottom and a collapsible frame that holds the side walls. This patent expires in 2011.

 Pallets and Industrial Containers

   We do not rely on patents or trademarks to any material degree in our pallet or industrial container operations.

Competition

 Returnable Plastic Containers

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

   Our direct competitors in Europe include CHEP in many countries in Europe, Europe Pool System BV in several countries, including Germany, and Steco International Plastics Logistic AG in Germany and Austria, plus four other RPC pools serving more regional markets. These seven companies have begun development of competitive container systems, but have limited customers and infrastructure at this time. In addition, agricultural cooperatives and retailers have a limited impact with their own reusable container systems.

   Our principal competition still comes from companies that are not providing round-trip systems, including manufacturers of disposable containers made from paper or wood. The majority of fresh produce is still packed in disposable containers.

   We are currently supplying RPCs for dry goods to only two principal customers.

   We believe that neither the Japanese joint venture nor the Argentine operations have any direct competitors other than the providers of traditional corrugated packaging. In the United States, we face similar competitive pressures to those in Europe, except that CHEP has a more significant presence overall in the United States than we do and represents a competitive challenge.

 Pallet Services

   We believe that the principal competitive factors in the pallet industry are price, quality of products and services, and reliability. With over 3,600 industry participants, including new pallet manufacturers, the pallet industry has been, and is expected to remain, extremely fragmented and highly competitive. Though a few companies have attempted to establish national pallet operations, most of our competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic area. Competition on pricing is often intense and we may face increasing competition from pallet leasing or other pallet systems providers. CHEP USA's pallet leasing system competes with new pallet sales and recycling to the grocery, retailing, and wholesale distribution industries and has expanded into other industries. In addition, pallet services operations, including recycling, are not highly capital intensive and the barriers to entry in this business is minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to recycle pallets at lower costs than ours. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet services business in the future, which could change the competitive dynamics of the industry.

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

 Discontinued Operations--New Pallet Manufacturing

   The pallet industry, including new pallet manufacturing, has been, and is expected to remain, extremely fragmented and highly competitive. Most of our competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic area. Competition on pricing is often intense. Although new pallet manufacturing is more highly capital intensive than pallet services operations, including recycling, the barriers to entry in this business are still minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to manufacture at lower costs than ours. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet manufacturing business in the future, which could change the competitive dynamics of the industry.

Regulation

 Returnable Plastic Containers

   Our RPC businesses are subject to evolving environmental, health, safety, and transportation laws and regulations. In Europe, these regulations are administered by the respective government agencies and the European Union. In the United States, they are administered by the U.S. Environmental Protection Agency and various other federal, state, and local environmental, zoning, health, and safety agencies.

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

   Although we conduct due diligence investigations of the past waste management practices and the environmental condition of the businesses that our container group acquires, we cannot assure you that, through our investigation, we identify or quantify all potential environmental problems or risks. As a result, our industrial container group may have acquired properties that have environmental problems and related liabilities. We seek to mitigate these risks by obtaining environmental representations and indemnities from the sellers of the acquired businesses or by requiring remediation of known environmental contamination before acquisition. We cannot, however, assure you that we will be able to rely on any of these actions if an environmental liability exists.

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

   The Federal Water Pollution Control Act of 1972, or Clean Water Act, regulates the discharge of pollutants into streams, rivers, lakes, or the ocean from a variety of sources, including nonhazardous solid waste disposal sites. The Clean Water Act also regulates storm water runoff and indirect discharge. Our subsidiaries are required to apply for and obtain discharge permits, conduct sampling and monitoring, and, under some circumstances, reduce the quantity of pollutants in those discharges. The Clean Water Act provides civil, criminal, and administrative penalties for violations of its provisions.

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

   Zellwood Superfund Site. In February 1998, one of our wholly owned subsidiaries acquired Drum Service Co. of Florida, a steel drum reconditioning company with a facility in Florida. In 1982, Drum Service was notified by the EPA and the Florida Department of Environmental Regulation that Drum Service had been identified as a potentially responsible party with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida. The Zellwood Site was designated a Superfund environmental clean-up site after the Florida Department of Environmental Regulation discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. We believe that Drum Service and its former shareholders were among approximately 25 entities and individuals identified as potentially responsible parties by the EPA.

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

   Drum Service has maintained comprehensive general liability insurance coverage over the past 37 years, and a number of the policies providing this coverage did not contain exclusions for environmental contamination. Drum Service has notified the insurers that issued these policies of the EPA's claims regarding the Zellwood Site and the commencement of the EPA's lawsuit. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred at that time in dealing with the EPA and the Florida Department of Environmental Regulation. Drum Service has identified other general and umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. The insurer has agreed to pay, and has been paying since 1999, nearly all of Drum Service's legal fees and expenses in defending the EPA's lawsuit. The insurer also agreed to reimburse Drum Service for past legal fees and expenses. In another instance, involving a different insurer, Drum Services has filed a lawsuit against the insurer demanding coverage in accordance with the policy terms and is the process of settling this litigation. In addition, the former shareholders of Drum Service have a written agreement with Drum Service and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed Drum Service's and IFCO North America's insurance recoveries.

   Drum Service is vigorously defending the lawsuit and intends to continue to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. The court has not ruled on any of the defenses raised, but early in the proceedings did deny the EPA's motion to strike the defenses. Although we can give no assurance as to any ultimate liability of Drum Service under the EPA's lawsuit, the amount of recoveries from other potentially responsible parties or the insurance coverage, or the amount of insurance recoveries, we believe that Drum Service's insurance coverage, recoveries from other potentially responsible parties, and the obligations of Drum Service's former shareholders will be adequate to cover any liability or expenses of Drum Service arising from the lawsuit.

   Drum Service and several other potentially responsible parties are currently negotiating with the EPA to settle the EPA's lawsuit. In October 2000, the parties mediated the case at the EPA's offices in Atlanta, Georgia. At the inception of the mediation, the settlement positions taken by the parties were substantially different. The EPA and Drum Service subsequently reached tentative agreement on a settlement structure for Drum Service that we believe would be within Drum Service's insurance coverage. Since the initial mediation, Drum Service has continued to cooperate with the EPA and to negotiate the terms of a settlement. The parties have advised the court of the favorable status of settlement discussions, but no settlement agreement has yet been reached and we cannot provide any assurances that Drum Service and the EPA will enter into a settlement agreement.

   In 2000, our Drum Service subsidiary was renamed IFCO ICS-Florida, Inc.

   C. Organizational structure

   We are a holding company with a number of operating subsidiaries. Our direct significant subsidiaries are described in the following table along with our principal indirect subsidiaries:

                                                      Country of     Percentage
Subsidiary                                          Incorporation    Ownership
----------                                         ----------------  ----------
IFCO Systems Europe GmbH.........................  Germany              100%
IFCO GmbH (1)(2).................................  Germany              100%
MTS Okologistik GmbH (1).........................  Germany              100%
IFCO Online AG...................................  Germany              100%
IFCO Systems North America, Inc. (formerly
 PalEx)(3).......................................  Delaware (U.S.A.)    100%
IFCO Industrial Container Systems Holding Company
 (4).............................................  Delaware (U.S.A.)    100%
IFCO-U.S., L.L.C. (5)............................  Delaware (U.S.A.)    100%
IFCO Systems Finance I, BV.......................  Netherlands          100%
IFCO Systems Finance II, BV......................  Netherlands          100%

--------
(1) We indirectly own these subsidiaries, which are directly owned by IFCO
    Europe.
(2) IFCO GmbH has subsidiaries in Germany and subsidiaries in other countries in Europe. Its percentage ownership in the German and other European subsidiaries is generally 100% and never less than 75%. IFCO Europe has three direct subsidiaries in South America, with percentage ownership of 100%, 100%, and 99%, respectively. IFCO Europe also owns a 99.98% interest in a subsidiary in Asia and a 33% interest in a joint venture in Japan.
(3) Our pallet operations are conducted through various direct and indirect wholly owned subsidiaries of IFCO North America.
(4) We indirectly own this subsidiary, which is directly owned by IFCO North America. Our industrial container operations are conducted through various direct and indirect wholly owned subsidiaries of IFCO Industrial Container Systems.
(5) We indirectly own this subsidiary. Its members are IFCO North America and a subsidiary of IFCO Europe and IFCO North America.

   D. Property, plants and equipment

 General

   We believe that our properties are generally adequate for our present needs. Further, we believe that suitable additional or replacement space will be available when required.

   Our interests in our owned and leased properties are pledged as security for the repayment of amounts due under our senior credit facility.

   Our corporate offices in Amsterdam, the Netherlands, Munich, Germany, and Houston, Texas and Bartow, Florida in the United States are leased.

 RPC Operations (excluding North America)

   As of December 31, 2000, we operated 66 container depots in connection with our European operations. These RPC depots, which are leased, are located in the following countries:

    Austria (3)
    Belgium (2)
    Cyprus (1)
    Denmark (10)
    France (9)
    Germany (17)
    Greece (2)
    Italy (9)
    Netherlands (1)
    Norway (4)
    Spain (3)
    Switzerland (1)
    Turkey (2)
    United Kingdom (2)

   Through our operations outside of Europe, our round-trip systems operations are operated from 18 leased depot facilities in the following countries:

    Argentina (6)
    Japan (11)
    South Africa (1)

 Pallets, Industrial Containers and North American RPC Operations

   As of December 31, 2000, we operated 62 pallet services facilities and 13 drum reconditioning facilities in 26 states in the United States and 7 Canadian provinces. We also operated 17 new pallet manufacturing facilities in 10 states in the United States. Of the total of 92 facilities, we own 21 and lease 71. We also operate 28 RPC processing locations in 9 states in the United States that sort, wash, or warehouse RPCs. Five of these locations are leased facilities and 23 are operated under contract with third parties. Most of our facilities offer more than one pallet-related or drum-related service. The chart below summarized the locations of our pallet, industrial container, and North American RPC facilities:

                                                     Number                                   Number
                                      Number of        of                                       of
                           Total        Pallet       Pallet   Number of Drum Number of RPC     New
                         Number of    Recycling     Leasing   Reconditioning   Processing     Pallet
State or Province        Facilities Facilities (1) Facilities   Facilities   Facilities (2) Facilities
-----------------        ---------- -------------- ---------- -------------- -------------- ----------
Alabama.................      1            1
Alberta.................      2                         2
Arizona.................      5            1                                        3            1
Arkansas................      1            1
British Columbia (3)....      2                         2
California..............     15            1                         1             11            2
Colorado................      2            1                         1
Florida.................      9            4                         2              2            1
Georgia.................      6            3                         1                           2
Illinois................      3            1                         2
Indiana.................      3            1                                        1            1
Kansas..................      1                                      1
Kentucky................      2                                                     2
Louisiana...............      2            1                                                     1
Maine...................      1                                                                  1
Manitoba................      1                         1
Michigan................      1                                      1
Minnesota...............      1                                      1
Mississippi.............      3            3
Missouri................      1            1
Nevada..................      1            1
New Brunswick...........      1                         1
North Carolina..........     10            3                         1              3            3
Ohio....................      6            6
Oklahoma................      1            1
Ontario.................      1                         1
Pennsylvania............      2            2
Quebec..................      1                         1
Saskatchewan (4)........      2                         2
South Carolina..........      3            2                                        1
Tennessee...............      5            5
Texas (5)...............     17           12                                        3            2
Utah....................      1                                      1
Virginia................      1            1
Washington..............      3                                      1              2
Wisconsin...............      3                                                                  3
  Total.................    120           52           10           13             28           17

--------
(1) Includes 10 wooden crating manufacturing facilities.
(2) Includes 23 third-party contract facilities.
(3) One of the facilities in British Columbia was closed after December 31, 2000.
(4)  One of the facilities in Saskatchewan was closed after December 31, 2000.
(5) One of the new pallet manufacturing facilities in Texas was closed after December 31, 2000.

Item 5. Operating and Financial Review and Prospects

   A. Operating results

   The following table sets forth selected financial data for the periods presented for each of our business segments and the same data as a percentage of our total revenues. Functional currencies in our markets have been converted to U.S. dollars, our reporting currency, at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods.

   During 2000 we acquired IFCO North America and the 2000 Purchased Companies and accounted for them as purchases. The discussion of the results of operations for the periods presented below reflect the activity of IFCO North America and the 2000 Purchased Companies from their respective dates of acquisition in 2000. See "Pro Forma Operating Results" for a presentation and discussion of the pro forma results of operations for 2000 compared to 1999.

   Reclassifications have been made in the 1999 and 1998 financial data to conform to the 2000 presentation and are discussed below where applicable.

                                    For the year ending December 31,
                              -----------------------------------------------
                                   1998            1999            2000
                              --------------  --------------  ---------------
                                         (dollars in thousands)
Revenues:
 --European perishables...... $125,128  91.9% $141,984  91.8% $129,967   34.9%
 --Pallet services...........      --    --        --    --    132,994   35.8
 --Drum reconditioning.......      --    --        --    --     86,008   23.1
 --Non-European perishables..    1,147   0.8     2,588   1.7    14,268    3.8
 --Dry goods.................    9,901   7.3    10,154   6.5     9,238    2.5
 --Intercompany sales........      --    --        --    --       (320)  (0.1)
                              -------- -----  -------- -----  --------  -----
                               136,176 100.0   154,726 100.0   372,155  100.0
Cost of sales:
 --European perishables......   96,884  71.2   115,154  74.5   118,434   31.9
 --Pallet services...........      --    --        --    --    106,812   28.7
 --Drum reconditioning.......      --    --        --    --     69,206   18.6
 --Non-European perishables..      717   0.5     1,864   1.2    14,136    3.8
 --Dry goods.................    8,617   6.3     7,467   4.8     6,796    1.8
 --Intercompany cost of
  sales......................      --    --        --    --       (320)  (0.1)
                              -------- -----  -------- -----  --------  -----
                               106,218  78.0   124,485  80.5   315,064   84.7
Total gross profit...........   29,958  22.0    30,241  19.5    57,091   15.3
Selling, general and
 administrative expenses:
 --European perishables......   20,694  15.2    21,239  13.7    23,998    6.4
 --Pallet services...........      --    --        --    --     24,473    6.6
 --Drum reconditioning.......      --    --        --    --     10,978    2.9
 --Non-European perishables..    1,629   1.2     2,128   1.4     3,918    1.1
 --Dry goods.................    1,966   1.4     1,144   0.7     1,324    0.4
                              -------- -----  -------- -----  --------  -----
                                24,289  17.8    24,511  15.8    64,691   17.4

                                For the year ending December 31,
                           --------------------------------------------------
                               1998             1999              2000
                           --------------   --------------   ----------------
                                     (dollars in thousands)
Merger and integration
 costs....................      --    --       3,519   2.2         --     --
Amortization of goodwill
 and other intangible
 assets...................      383   0.3        289   0.2       6,709    1.6
Other operating expense
 (income), net............     (864) (0.6)      (639) (0.4)     (1,956)  (0.6)
Income (loss) from
 operations
 --European perishables...    8,048   5.9      1,698   1.1     (16,381)  (4.4)
 --Pallet services........      --    --         --    --       (1,642)  (0.4)
 --Drum reconditioning....      --    --         --    --        3,572    1.0
 --Non-European
  perishables.............   (1,216) (0.9)      (965) (0.6)     (4,005)  (1.1)
 --Dry goods..............     (682) (0.5)     1,828   1.2       6,103    1.6
                           --------  ----   --------  ----   ---------  -----
                              6,150   4.5      2,561   1.7     (12,353)  (3.3)
Corporate expenses........      --    --         --    --       (7,351)  (2.0)
Other expenses, net.......  (10,765) (7.9)   (13,266) (8.6)    (22,835)  (6.1)
Income tax provision......     (210) (0.2)      (320) (0.2)       (245)  (0.1)
Minority interest.........   (1,274) (0.9)    (1,291) (0.8)        --     --
Losses from equity
 entities, net............   (2,726) (2.0)    (1,738) (1.2)       (286)  (0.1)
                           --------  ----   --------  ----   ---------  -----
Loss from continuing
 operations before
 discontinued operations,
 extraordinary loss and
 cumulative effect of
 change in accounting
 principle................   (8,825) (6.5)   (14,054) (9.1)    (43,070) (11.6)
Loss from discontinued
 operations...............      --    --         --    --      (62,465) (16.8)
Extraordinary loss on
 early extinguishment of
 debt.....................      --    --         --    --       (5,600)  (1.5)
Cumulative effect of
 change in accounting
 principle................      --    --         --    --          770    0.2
Participating rights......      (88) (0.0)       175   0.1         --     --
                           --------  ----   --------  ----   ---------  -----
Net loss.................. $ (8,913) (6.5)% $(13,879) (9.0)% $(110,365) (29.7)%
                           ========  ====   ========  ====   =========  =====

Year ended December 31, 2000, Compared to Year Ended December 31, 1999

 Revenues

   Our total revenues increased $217.5 million, or 140.6%, to $372.2 million in 2000 from $154.7 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies.

   European Perishables RPC Operations. Net revenues from the European perishables RPC operations decreased $12.0 million, or 8.5%, to $130.0 million in 2000 from $142.0 million in 1999. Revenues actually increased $7.9 million, or 5.6%, but the increase was offset by a decrease of $19.9 million caused by a decline in the currency exchange rate relative to 1999. The increase in revenues was primarily attributable to a higher penetration of existing customers and the addition of new retailers to our round-trip systems. Total annual RPC trips increased by 3.7% in 2000 over 1999.

   Pallet Services and Drum Reconditioning. Revenues from pallet services were $133.0 million and revenues from drum reconditioning were $86.0 million in 2000 as a result of the PalEx merger and the acquisition of the 2000 Purchased Companies. These results were included from the respective dates of acquisition.

   Non-European Perishables RPC Operations. Revenues for the non-European perishables RPC operations increased by $11.7 million to $14.3 million in 2000 compared to $2.6 million in 1999. Non-European perishables RPC operations include both North American and South American operations for 2000. In March 2000, we acquired the remaining minority interest in IFCO-U.S., which provides RPC services in North America. The revenues for North America RPCs are included in our results of operations in 2000 from the date of the IPO and accounted for $9.8 million of the increase in revenues for non-European perishables RPC operations. Prior to the IPO, the results of operations of IFCO-U.S. were accounted for using the equity method of accounting. In addition, prior to the IPO, non-European perishables RPC operations only included our

Argentina operation. Revenues from our Argentina operation increased by $1.8 million, or 71.2%, to $4.4 million in 2000 compared to $2.6 million in 1999.

   Dry Goods RPC Operation. Net revenues from dry goods RPC operations decreased $1.0 million, or 9.8%, to $9.2 million in 2000 from $10.2 million in 1999. Revenues actually increased $0.5 million, or 4.9%, but the increase was offset by a decrease of $1.5 million caused by a decline in the currency exchange rate relative to 1999.

 Cost of Sales and Gross Profit

   Gross profit increased to $57.1 million in 2000 from $30.2 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies. Gross profit as a percentage of revenues decreased to 15.3% in 2000 from 19.5% in 1999.

   European Perishables RPC Operations. Net cost of sales increased $3.2 million, or 2.8%, to $118.4 million in 2000 compared to $115.2 million in 1999. Cost of sales actually increased $21.4 million, but the increase was offset by a decrease of $18.2 million due to a decline in the currency exchange rate relative to 1999. The increase in cost of sales for 2000 was primarily attributable to higher logistic costs. In addition, we recognized an incremental, non-cash depreciation charge of $9.2 million for adjustments to reduce the cost of our RPC pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the main RPC pool. Cost of sales for European perishables RPC operations also includes a charge of $4.9 million for long-lived asset impairment for the book value of certain pooled transport containers called Econoboxes. The Econoboxes, which are relatively large containers used for the transport of goods, were supplied by a subsidiary of General Electric Company pursuant to a supply agreement. The Econobox program began in 1998. Due to reliability and durability characteristics of the Econobox and lower-than-expected demand for the product, we plan to discontinue the program in 2001. In June 2001, we terminated the supply contract with the Econobox supplier with no material adverse effect on us. The effect of the change in foreign currency exchange rates on revenues and cost of sales for 2000 resulted in a decrease in gross profit percentage of 1.4%. Adjusted for the effect of the change in the currency exchange rate, gross profit decreased $13.5 million to 10.2% of related revenues for 2000 compared to 18.9% for 1999.

   Pallet Services and Drum Reconditioning. Cost of sales for pallet services was $106.8 million and cost of sales from drum reconditioning was $69.2 million. In 2000, gross profit as a percentage of revenues for pallet services was 19.7% of related revenues and gross profit for drum reconditioning was 19.5% of related revenues.

   Non-European Perishables RPC Operations. Cost of sales for the non-European perishables RPC operations increased by $12.2 million to $14.1 million in 2000 compared to $1.9 million in 1999. Costs of sales for North America RPCs accounted for $10.9 million of the increase. Cost of sales for our Argentina operation increased by $1.4 million to $3.4 million in 2000 compared to $1.9 million in 1999. The gross profit from our non-European perishables RPC operations was negligible since these operations are still in a start-up phase as they work to add customers and retailers and increase market share.

   Dry Goods RPC Operations. Net cost of sales for dry goods RPC operations decreased $0.7 million, or 9.3%, to $6.8 million in 2000 from $7.5 million in 1999. Cost of sales actually increased 5.3%, or $0.4 million, but the increase was offset by a decrease of $1.0 million caused by a decline in the currency exchange rate relative to 1999. Gross profit as a percentage of revenues was 26.4% of revenues for this segment in 2000 compared to 26.5% of related revenues in 1999.

 Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased to $64.7 million in 2000 from $24.5 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies. Selling, general and administrative expenses as a percentage of revenues increased to 17.4% in 2000 from 15.8% in 1999.

   European Perishables RPC Operations. Net selling, general and administrative expenses increased $2.8 million to $24.0 million in 2000 compared to $21.2 million in 1999. Selling, general and administrative expenses actually increased $6.4 million, but the increase was offset by a decrease of $3.7 million due to a decline in the currency exchange rate relative to 1999. The increase in selling, general and administrative expenses was primarily attributable to an increase in the size of the sales and marketing organization in Europe, as well as an increase in the staff of the European operating headquarters, increased advertising, and consulting costs.

   Pallet Services and Drum Reconditioning. Selling, general and administrative expenses for pallet services were $24.5 million and selling, general and administrative expenses for drum reconditioning were $11.0 million. These expenses constituted 18.4% of pallet service revenues and 12.8% of drum reconditioning revenues.

   Non-European Perishables RPC Operations. Selling, general and administrative expenses increased $1.8 million, or 85.7%, to $3.9 million in 2000 compared to $2.1 million in 1999, which mainly reflected our Argentina operation. These expenses were 27.5% of related revenues in 2000 compared to 82.2% of related revenues in 1999. Selling, general and administrative expenses for our Argentina operation increased $1.5 million to $3.6 million in 2000 from $2.1 million in 1999. The increase in selling, general and administrative expenses for Argentina included costs of $1.2 million in connection with start-up operations in Chile, Mexico, and Uruguay and our subsequent decision in 2000 to close those new operations.

   Dry Goods RPC Operations. Net selling, general and administrative expenses increased $0.2 million, or 18.2%, to $1.3 million in 2000 from $1.1 million in 1999. Selling, general and administrative expenses actually increased $0.4 million, but the increase was offset by a decrease of $0.2 million caused by a decline in the currency exchange rate relative to 1999.

 Other Items

   Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets increased by $6.4 million to $6.7 million in 2000 compared to $0.3 million in 1999. The increase was attributable to the amortization of goodwill in conjunction with the PalEx merger.

   Other Operating Expense (Income), Net. Other operating income was primarily the recovery of an outstanding tax claim in Switzerland.

   Corporate Expenses. Corporate expenses represented the expenses of the parent company, IFCO Systems N.V., and IFCO North America.

   Other Expenses, Net. Other expenses, net included interest expense of $24.8 million, which increased by $16.5 million over interest expense in 1999 of $8.3 million. The increase in interest expense was attributable to the interest on our senior subordinated notes, the additional borrowings for working capital for Europe and North America under our senior credit facility, and additional borrowings under the term loan facility of our senior credit facility to finance the cash portion of the purchase price of the 2000 Purchased Companies.

   We recorded a foreign currency gain of $5.8 million in 2000 compared to a foreign currency loss of $1.1 million in 1999. The elimination of a loss was primarily attributable to a favorable change in the exchange rate between the U.S. dollar and the euro.

   Losses from equity entities decreased by $1.4 million to $0.3 million in 2000 compared to $1.7 million in 1999. Our investment in IFCO-U.S. was accounted for as an equity investment in 1999, but was included in the combined and consolidated results of operations in 2000 since we purchased the remaining minority interest as of the date of the IPO.

 Loss From Discontinued Operations

   Our loss from discontinued operations included a provision for loss on the disposal of the new pallet manufacturing operations of $59.9 million. The components of this provision included the following: (1) $2.8 million for operating losses during the phase out period, (which is the period from December 31, 2000, to the anticipated disposal date), including interest of $3.8 million; (2) costs and expenses to exit the new pallet manufacturing operation of $2.0 million; and (3) the carrying amount of the net assets of the new pallet manufacturing operation in excess of the estimated proceeds from disposal of approximately $55.1 million. We expect our proceeds from disposal of the new pallet manufacturing operations to total $54.3 million.

 Costs and Expenses Related to Our Strategic Initiatives

   Our results of operations for 2000 included $1.4 million of costs and expenses incurred in conjunction with our development of IFCO Online.

   IFCO Online. We intend to develop tracking and tracing technology in the materials movement industry through IFCO Online. See "B. Business overview-- Systems and Services--IFCO Online." in Item 4, "Information on the Company." In 2000, we incurred $1.4 million in costs and expenses related to the development of the tracking and tracing programs at IFCO Online.

 Effect of Non-Cash Items on Results of Operations

   Our significant non-cash items in 2000, other than amortization of goodwill and loss on asset impairment, which are discussed above, are summarized below.

   Our results of operations for 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the IPO and merger.

   We undertook a comprehensive review of our accounting for RPC refurbishment costs during the first quarter of 2000. As a result of this review, we concluded that we should adopt a new accounting method that we believe most fairly matches the RPC refurbishing costs with the revenue to which it is related. Accordingly, we now charge costs of sales for refurbishing expenses when an RPC begins the trip cycle and subsequently record the proportionate expense throughout the trip cycle. The underlying reason for this change in accounting policy is that refurbishing an RPC prepares it for the next trip cycle. Prior to 2000, we charged cost of sales for refurbishing expenses when the RPC finished the trip cycle. While the our previous accounting policy for refurbishing costs was in accordance with U.S. GAAP, we believe the policy adopted in 2000 is preferable. We have presented this policy change as a cumulative change in accounting principle as a credit of $0.8 million.

   As discussed above under "Cost of Sales and Gross Profit--European Perishables RPC Operations," cost of sales for our European perishables RPC operations included an adjustment, which was included in depreciation, to the book value of RPCs of $9.2 million for a reduction in the cost of the Company's RPC pool as a result of the reassessment of useful life and the analysis of historical and future breakage and pool development for the main RPC pool.

 Net Loss

   As a result of the foregoing, the Company's net loss increased by $96.5 million from $13.9 million in 1999 to $110.4 million in 2000. The increase was primarily due to the increase in loss from discontinued operations of $61.9 million, the increase in interest expense of $16.5 million, and the extraordinary loss on early extinguishment of debt of $5.6 million.

Year ended December 31, 1999, Compared to Year Ended December 31, 1998

 Revenues

   Our total revenues increased $18.5 million, or 13.6%, to $154.7 million in 1999 from $136.2 million in 1998. Revenues for 1998 reflect reclassification of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   European Perishables RPC Operations. Revenues from the European perishables RPC operations increased $16.9 million, or 13.5%, to $142.0 million in 1999 from $125.1 million in 1998. This increase was primarily attributable to an increase of 14.0% in the number of RPCs used, in the round-trip systems for fresh produce, and to a higher number of trips per RPC. This revenue increase was partially offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period. The revenue increase was also a result of our establishing new retail partners, favorable harvests of citrus fruit, and increased business from existing customers. Revenues for 1999 reflect the correction of an information systems error that created a one-day duplication of revenues in Spain in the first month of 1999, resulting in a decrease of revenues of $0.4 million. Revenues for European perishables operations for 1998 reflect reclassifications of sales of granulate from other operating income to revenues to conform to the 1999 presentation.

   Non-European Perishables RPC Operations. Revenues from the non-European perishables RPC operations increased $1.5 million or 136.4%, to $2.6 million in 1999 from $1.1 million in 1998, as a result of increased volume in Argentina.

   Dry Goods RPC Operations. Revenues from the dry goods RPC operations increased $0.3 million, or 3.0%, to $10.2 million in 1999 from $9.9 million in 1998, as a result of increased business with a major customer and new business with Deutsche Post AG as a result of the contract that began in September 1999. This increase was offset by a decrease of 4.1% related to changes in currency exchange rates relative to the previous period.

 Cost of Sales and Gross Profit

   Gross profit increased to $30.2 million in 1999 from $30.0 million in 1998, primarily due to increased sales volume. Gross profit as a percentage of revenues decreased from 22.0% in 1998 to 19.5% in 1999.

   European Perishables RPC Operations. The decrease in gross margin was primarily due to additional freight costs incurred to transport RPCs over longer distances in Europe and a non-recurring charge for RPC breakage in Europe. Additional costs, net of a reimbursement from Schoeller Plast AG, were incurred in 1999 as markets expanded in Europe. Cost of sales for 1999 reflect account charges for the full year in the treatment of washing costs in Denmark, an increased expense of $0.6 million, and an additional accrual for deposits payable based on the actual number of RPCs outstanding to customers in Spain, an increased expense of $0.7 million. In addition, costs of sales for 1999 reflect the correction of an information systems error that created an underreporting of transportation costs, resulting in increased cost of sales of $0.5 million.

   Non-European Perishables RPC Operations. Gross margin for non-European perishables RPC operations sales was slightly lower in 1999 compared to 1998 due to additional start-up costs incurred in South American countries to expand market share.

   Dry Goods RPC Operations. Gross margin from dry goods RPC operations as a percentage of related revenues increased from 13.0% in 1998 to 26.5% in 1999, primarily due to a reduction in internal RPC handling costs.

 Selling, General and Administrative Expenses and Other Operating Income (Expenses), Net

   Selling, general and administrative expenses and other operating income (expense), net increased $0.5 million, or 2.1%, to $23.9 million in 1999 from $23.4 million in 1998 and decreased as a percentage of revenues to 15.4% in 1999 from 17.2% in 1998. Certain expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses increased in 1999 accompanying growth in sales volume. Selling, general and administrative expenses and other income (expenses), net as a percentage of revenues decreased due to expenditures made in 1998 to prepare for the increase in business that we anticipated in 1999. Thus, the dollar increase was at a lower rate than the growth in revenues. Selling, general and administrative expenses and other operating income (expense), net for 1998 reflects reclassification of sales of granulate to revenues and reclassification of factoring costs and expense to other income and expense to conform to the 1999 presentation.

 Other Items

   Merger and Integration Costs. Merger and integration costs consisted of $2.8 million for transaction costs incurred by PalEx, which we agreed to reimburse, and $0.7 million for severance pay and other costs related to the IPO.

   Other Expenses, Net. Interest expense increased $0.2 million, or 2.5%, to $8.3 million in 1999 from $8.1 million in 1998. Interest income decreased $1.0 million, or 62.5%, to $0.6 million in 1999 from $1.6 million in 1998. The decrease in interest income was primarily a result of the reduction of receivables from related parties due to the requirement under our credit facilities. Other income and expense for 1998 reflects reclassification of factoring costs and expense from other operating income to conform to the 1999 presentation.

   Foreign currency losses increased $0.9 million, or 450.0%, to $1.1 million in 1999 from $0.2 million in 1998, primarily due to changes in the U.S. dollar and British pound exchange rates.

   Losses from equity investments decreased $1.0 million, or 37.0%, to $1.7 million in 1999 from $2.7 million in 1998.

 Net Loss

   As a result of the foregoing, net loss increased to $13.9 million in 1999 from $8.9 million in 1998.

Pro Forma Operating Results

   The following table sets forth selected pro forma financial data for the years ended December 31, 1999 and 2000. The pro forma financial data gives effect to the PalEx merger, the IPO, the initial offering of our senior subordinated notes, initial borrowings under our senior credit facility, other related transactions in March 2000, including the acquisition of the remaining minority interest in IFCO-U.S. and IFCO Europe, and the acquisitions of the 2000 Purchased Companies as if each had occurred on January 1 of each year presented. The results of operations of IFCO North America, IFCO-U.S., and the 2000 Purchased Companies are, therefore, included for the entire periods presented.

   Functional currencies in our markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates have affected the comparison of the results of operations between periods and are noted in the discussion below.

                                             For the year ending December
                                                         31,
                                            ----------------------------------
                                                 1999              2000
                                            ---------------   ----------------
                                                (dollars in thousands)
                                                     (unaudited)
Revenues:
 --European perishables...................  $141,984   31.1%  $ 129,967   26.3%
 --Pallet services........................   185,822   40.7     228,965   46.3
 --Drum reconditioning....................   110,434   24.2     110,763   22.4
 --Non-European perishables...............     8,339    1.8      15,665    3.2
 --Dry goods..............................    10,154    2.2       9,238    1.9
 --Intercompany sales.....................       --     --         (320)  (0.1)
                                            --------  -----   ---------  -----
                                             456,733  100.0     494,278  100.0
Cost of sales:
 --European perishables...................   115,154   25.2     118,434   24.0
 --Pallet services........................   131,220   28.7     174,411   35.3
 --Drum reconditioning....................    87,567   19.2      89,780   18.2
 --Non-European perishables...............     7,240    1.6      15,524    3.1
 --Dry goods..............................     7,467    1.6       6,796    1.4
 --Intercompany sales.....................       --     --         (320)  (0.1)
                                            --------  -----   ---------  -----
                                             348,648   76.3     404,625   81.9
Total gross profit........................   108,085   23.7      89,653   18.1

Selling, general and administrative
 expenses:
 --European Perishables...................    21,239    4.7      23,998    4.9
 --Pallet Services........................    34,801    7.6      43,313    8.8
 --Drum Reconditioning....................    11,557    2.5      13,025    2.6
 --Non-European Perishables...............     4,273    0.9       4,363    0.9
 --Dry Goods..............................     1,144    0.3       1,324    0.2
                                            --------  -----   ---------  -----
                                              73,014   16.0      86,023   17.4

Merger and integration costs..............     3,519    0.8         --     --
Amortization of goodwill and other
 intangible assets........................    10,591    2.3      10,304    2.1
Other operating expense (income), net.....      (639)  (0.1)     (1,956)  (0.4)
                                            --------  -----   ---------  -----
Income (loss) from operations:
 --European perishables...................     1,080    0.2     (16,381)  (3.3)
 --Pallet services........................    13,515    3.0       4,986    1.0
 --Drum reconditioning....................     8,085    1.8       5,050    1.0
 --Non-European perishables...............    (2,908)  (0.7)     (4,476)  (0.9)
 --Dry goods..............................     1,828    0.4       6,103    1.2
                                            --------  -----   ---------  -----
                                              21,600    4.7      (4,718)  (1.0)

Corporate expenses........................    (4,816)  (1.1)    (10,416)  (2.1)
Other expenses, net.......................   (22,941)  (4.9)    (28,405)  (5.7)
Income tax (provision) benefit............    (8,154)  (1.8)       (465)  (0.1)
Minority interest.........................    (1,291)  (0.3)        --     --
Losses from equity entities, net..........    (1,738)  (0.4)        131    0.0
                                            --------  -----   ---------  -----
Loss from continuing operations before
 discontinued operations, extraordinary
 loss and cumulative effect of change in
 accounting principle.....................   (17,340)  (3.8)    (43,873)  (8.9)

Income (loss) from discontinued
 operations...............................     6,377    1.4     (61,279) (12.4)
Extraordinary loss on early extinguishment
 of debt..................................       --     --       (5,600)  (1.2)
Cumulative effect of change in accounting
 principle................................       --     --          770    0.2
                                            --------  -----   ---------  -----
Net loss..................................  $(10,963)  (2.4)% $(109,982) (22.3)%
                                            ========  =====   =========  =====

 Revenues.

   Pro forma revenues increased $37.6 million, or 8.2% to $494.3 million in 2000 compared to $456.7 million in 1999.

   European Perishables RPC Operations. Net revenues from the European perishables RPC operations decreased $12.0 million, or 8.5%, to $130.0 million in 2000 from $142.0 million in 1999. Revenues actually increased $7.9 million, or 5.6%, but the increase was offset by a decrease of $19.9 million caused by a decline in the currency exchange rate relative to 1999. The increase in revenues was primarily attributable to a higher penetration of existing customers and the addition of new retailers to our round-trip systems. Total annual RPC trips increased to 194.6 million in 2000 from 187.6 million in 1999.

   Pallet Services. Pro forma pallet services revenues increased $43.2 million, or 23.3%, to $229.0 million in 2000 from $185.8 million in 1999. Revenues in 1999 were negatively affected by the loss of sales to CHEP USA, which was a result of the decision to discontinue selling to CHEP USA in 1998. "Same store" sales of recycled pallets increased $23.2 million, or 27.9%, in 2000 compared to 1999 and were primarily the result of our efforts to replace the lost CHEP USA sales. The replacement sales were from existing recycled and remanufactured pallet products offered to both existing and new customers through additional sales and marketing efforts. In an effort to replace the business with CHEP USA, we aggressively pursued recycled pallet programs with Wal-Mart and Sam's Wholesale Clubs. These programs were implemented by PalEx beginning in 1998, but were terminated in their entirety at successive locations during 2000. The Wal-Mart and Sam's recycling programs were replaced with recycling programs with K-Mart beginning during the second quarter of 2000. In addition to the sales and marketing efforts, we converted two of our North American manufacturing facilities from the manufacture of CHEP pallets to the processing of recycled and remanufactured pallets and opened three additional plants for the express purpose of providing additional supplies of recycled and remanufactured pallets. Sales for the 2000 Purchased Companies increased $18.3 million, or 21.2%, in 2000 compared to 1999, primarily due to aggressive marketing strategy in the Southwestern United States. Rental revenues from our Canadian pallet rental pool increased $1.6 million, or 9.9%, to $17.8 million in 2000 from $16.2 million in 1999. There was no material difference in the exchange rates between 2000 and 1999 that were used to convert the results of operations of our Canadian operations.

   Drum Reconditioning. Pro forma revenues for drum reconditioning were relatively unchanged in 2000 compared to 1999. Drum reconditioning revenues from agricultural customers declined in the Southwestern United States, but the decline was offset by an increase in revenues from industrial customers in the Southeastern United States.

   Non-European Perishables RPC Operations. Pro forma revenues for non-European perishables RPC operations increased $7.4 million, or 89.2%, to $15.7 million in 2000 compared to $8.3 million in 1999. The increase is attributable to increased revenues from RPC operations in North America, where pro forma revenues increased from $5.8 million in 1999 to $11.2 million in 2000, and to the revenue increase from our Argentina operation, where revenues increased by $1.8 million to $4.4 million in 2000 compared to $2.6 million in 1999. The North American RPC operation expanded its RPC pool and benefited from additional sales from RPC programs with large retailers.

   Dry Goods RPC Operations. Net revenues from dry goods RPC operations decreased $1.0 million, or 9.8%, to $9.2 million in 2000 from $10.2 million in 1999. Revenues actually increased $0.5 million, or 4.9%, but the increase was offset by a decrease of $1.5 million caused by a decline in the currency exchange rate relative 1999.

 Cost of Sales and Gross Profit

   Pro forma cost of sales increased $56.0 million, or 16.1% to $404.6 million in 2000 compared to $348.6 million in 1999. Pro forma gross profit decreased $18.4 million, or 17.0%, to $89.7 million for 2000 compared to $108.1 million in 1999.

   European Perishables RPC Operations. Net cost of sales increased $3.2 million, or 2.8%, to $118.4 million in 2000 compared to $115.2 million in 1999. Cost of sales actually increased $21.4 million, but the increase was offset by a decrease of $18.2 million due to a decline in the currency exchange rate relative to

1999. The increase in cost of sales for 2000 was primarily attributable to higher logistic costs. In addition, we recognized an incremental, non-cash depreciation charge of $9.2 million for adjustments to reduce the cost of our RPC pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the main RPC pool. Cost of sales for European perishables RPC operations also includes a charge of $4.9 million for long-lived asset impairment for the book value of certain pooled transport containers called Econoboxes. The Econoboxes, which are relatively large containers used for the transport of goods, were supplied by a subsidiary of General Electric Company pursuant to a supply agreement. The Econobox program began in 1998. Due to reliability and durability characteristics of the Econobox and lower-than-expected demand for the product, we plan to discontinue the program in 2001. We thereafter cancelled the supply contract with the Econobox supplier with no material adverse effect on us. The effect of the change in foreign currency exchange rates on revenues and cost of sales for 2000 resulted in a decrease in gross profit percentage of 1.4%. Adjusted for the effect of the change in the currency exchange rate, gross profit decreased $13.5 million to 10.2% of related revenues for 2000 compared to 18.9% for 1999.

   Pallet Services. Pro forma cost of sales for pallet services increased $43.2 million, or 32.9%, to $174.4 million in 2000 compared to $131.2 million in 1999. Gross profit as a percentage of related pro forma revenues decreased to 23.8% in 2000 compared to 29.4% in 1999. Gross margin declined in 2000 due to reduced prices designed to capture market share and increased cost of reusable pallet cores.

   Drum Reconditioning. Pro forma cost of sales for drum reconditioning increased $2.2 million, or 2.5%, to $89.8 million in 2000 compared to $87.6 million in 1999. Gross profit as a percentage of related pro forma revenues decreased to 18.9% in 2000 from 20.7% in 1999. Gross margin declined in 2000 due to the decline in sales to agricultural customers, which were replaced by lower gross margin sales to industrial customers.

   Non-European Perishables RPC Operations. Pro forma cost of sales for non-European perishables RPC operations increased $8.3 million to $15.5 million in 2000 from $7.2 million in 1999, primarily due to the increased volume of revenues in the North American RPC perishables operations. Gross margin as a percentage of related pro forma revenues decreased to 0.9% in 2000 from 13.2% in 1999. The decrease in gross margin percentage was primarily attributable to the North American operation, where the costs of developing and establishing an RPC market were higher than in our European RPC operations. The North American and Argentina RPC operations are still developing and can be expected to continue to reflect low gross margins.

   Dry Goods RPC Operations. Net cost of sales for dry goods RPC operations decreased $0.7 million, or 9.3%, to $6.8 million in 2000 from $7.5 million in 1999. Cost of sales actually increased 5.3%, or $0.4 million, but the increase was offset by a decrease of $1.0 million caused by a decline in the currency exchange rate relative to 1999. Gross profit as a percentage of revenues was 26.4% of revenues for this segment in 2000 compared to 26.5% of related revenues in 1999.

 Selling, General and Administrative Expenses

   Pro forma selling, general and administrative expenses increased $13.0 million, or 17.8%, to $86.0 million in 2000 compared to $73.0 million in 1999. The increase was primarily attributable to the pallet services and drum reconditioning segments.

   European Perishables RPC Operations. Net selling, general and administrative expenses increased $2.8 million to $24.0 million in 2000 compared to $21.2 million in 1999. Selling, general and administrative expenses actually increased $6.4 million, but the increase was offset by a decrease of $3.7 million due to a decline in the currency exchange rate relative to 1999. The increase in selling, general and administrative expenses was primarily attributable to an increase in the size of the sales and marketing organization in Europe, as well as an increase in the staff of the European operating headquarters, increased advertising, and consulting costs.

   Pallet Services. Pro forma selling, general and administrative expenses for pallet services increased $8.5 million, or 24.4%, to $43.3 million in 2000 compared to $34.8 million in 1999. The increase was primarily attributable to the allocation of North American corporate expenses. See "Other Items--Corporate Expenses" below for a description of the corporate expenses.

   Drum Reconditioning. Pro forma selling, general and administrative expenses for drum reconditioning increased $1.4 million, or 12.1%, to $13.0 million in 2000 compared to $11.6 million in 1999. The increase was primarily attributable to the allocation of North American corporate expenses. See "Other Items-- Corporate Expenses" below for a description of the corporate expenses.

   Non-European Perishables RPC Operations. Pro forma selling, general, and administrative expenses for non-European perishables RPC operations increased $0.1 million to $4.4 million in 2000 from $4.3 million in 1999. Selling, general and administrative expenses for 2000 are net of a marketing cost and expense reimbursement from our RPC supplier in North America in the amount of $2.0 million. Excluding this reimbursement, selling, general and administrative expenses for our North American RPC operation increased $0.6 million in 2000 over 1999. The increase was attributable to the added administrative and operational infrastructure required to expand RPC operations in North America.

   Dry Goods RPC Operations. Net selling, general and administrative expenses increased $0.2 million, or 18.2%, to $1.3 million in 2000 from $1.1 million in 1999. Selling, general and administrative expenses actually increased $0.4 million, but the increase was offset by a decrease of $0.2 million caused by a decline in the currency exchange rate relative to 1999.

 Other Items

   Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets was primarily attributable to the amortization related to the PalEx merger and the acquisition of the 2000 Purchased Companies.

   Corporate Expenses. Corporate expenses net of allocations increased $5.6 million, or 116.7%, to $10.4 million in 2000 compared to $4.8 million in 1999. The amount for 1999 represented the corporate expenses of PalEx. The increase was primarily attributable to the creation of the new corporate entity, the effect of the creation of a managerial and operating infrastructure in North America, which was begun in late 1999, the creation of a management infrastructure for IFCO Systems, and the additional costs of being a public company.

   Other Expenses, Net. Other expenses, net increased $5.5 million, or 24.0%, to $28.4 million in 2000 compared to $22.9 million in 1999. The increase was primarily attributable to interest expense, which increased to $34.6 million in 2000 from $26.4 million in 1999. Interest expense increased due to additional borrowings in 2000 for working capital needs for European and North American operations. We recorded a foreign currency gain of $5.8 million in 2000 compared to a foreign currency loss of $1.1 million in 1999. The elimination of a loss was primarily attributable to a favorable change in the exchange rate between the U.S. dollar and the euro. Miscellaneous income decreased $2.3 million from 1999 to 2000.

 Income (Loss) From Discontinued Operations

   Income from discontinued operations for 1999 represents the pro forma income from the new pallet manufacturing operations for that period. Our loss from discontinued operations includes a provision for loss on the disposal of the new pallet manufacturing operations of $59.9 million. The components of this provision include the following: (1) $2.8 million for operating losses during the phase out period, (which is the period from December 31, 2000, to the anticipated disposal date), including interest of $3.8 million; (2) costs and expenses to exit the manufacturing operation of $2.0 million; and (3) the carrying amount of the net assets of manufacturing operation in excess of the proceeds from disposal of approximately $55.1 million. We expect our proceeds from disposal of the new pallet manufacturing operations to total $54.3 million.

 Net Loss

   As a result of the foregoing, the Company's pro forma net loss increased $99.0 million from $11.0 million in 1999 to $110.0 million in 2000. The increase was primarily due to the increase in loss from discontinued operations of $60.7 million, the increase in interest expense of $8.2 million, and the extraordinary loss on early extinguishment of debt of $5.6 million.

Impact of Inflation

   The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

   Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany and France, for example, are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

   The pallet manufacturing, recycling, and crating business in North America are subject to seasonal variations in operations and demand. The third quarter is traditionally the quarter with the lowest demand for these businesses. We have a significant number of agricultural customers for these businesses and typically experience the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons, generally October through May. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather and changes in rainfall. Adverse weather conditions may also affect our ability to obtain adequate supplies of lumber at a reasonable cost. Our North American locations serving predominantly manufacturing and industrial customers experience less seasonality. Our industrial container business is seasonally impacted in the Southeastern and Western United States by the agricultural industries. Reconditioned drum sales are strongest during a period generally beginning in April and extending through September, with preseason production for this period running from January through March.

Euro Currency

   On January 1, 1999, conversion rates of the national currencies of eleven European Union members, including Germany, were fixed against a common currency, called the euro. Each participating country's currency is legal tender during a transition period from January 1, 1999, until January 1, 2002, after which only the euro will be used. We have assessed our internally developed and purchased information technology applications to determine the changes needed to process euro-denominated transactions. As a result, our systems have been changed to process euro-denominated transactions. Beginning in 2000, the euro is our functional currency.

Changes in Management

   In August 2000, Karl Pohler became the CEO of IFCO Online. He subsequently became the Chief Executive Officer of IFCO Systems in December 2000. Our senior management changes in 2000 also included the addition of Michael W. Nimtsch as Chief Financial Officer in October 2000. Our former Chief Financial Officer, Vance K. Maultsby, Jr., became Senior Executive Vice President, Corporate Finance at that time. In December 2000, Wolfgang Orgeldinger was added to our senior management as Chief Information Officer. See "A. Directors and senior management" in Item 6, "Directors, Senior Management and Employees."

   Pursuant to the terms of their amended and restated employment agreements, the employment terms of Vance K. Maultsby, Jr., as Senior Executive Vice President, Corporate Finance, and Edward E. Rhyne, as Executive Vice President and General Counsel, ended on June 30, 2001, and they ceased being members of senior management.

   In March 2001, Howe Q. Wallace, formerly Executive Vice President, Human Resources, ceased being a member of senior management.

   B. Liquidity and capital resources

Cash Flow

   Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country.

   Our cash requirements generally follow the seasonality of our revenue generation. In addition, our perishables RPC operations require cash, generally in the spring, for refund of RPC deposits. See "Seasonality."

   Operating activities used $7.7 million in cash in 2000 compared to $36.3 million provided by operating activities in 1999, a decrease of $44.0 million. Our non-cash operating items in 2000, which includes the loss on sale of our discontinued manufacturing segment of $59.9 million, the loss on asset impairment of $4.9 million, and extraordinary loss on early extinguishment of debt of $5.6 million, increased $75.7 million from $41.5 million in 1999 to $117.7 million in 2000. Our proceeds from factoring decreased $7.4 million, or 22.5%, from $32.9 million in 1999 to $25.5 million in 2000 due to lower factored sales volume. Prepaid expenses and other current assets increased $11.4 million in 2000 compared to a decrease of $0.4 million in 1999. The increase in prepaid expenses is primarily attributable to fees paid for our indebtedness, which are being amortized over the respective lives of the debt. Accounts payable, accrued expenses, other current liabilities and other non-current liabilities increased $15.8 million in 1999 compared to a decrease of $31.8 million in 2000, due to more timely payments to trade creditors in 2000 compared to 1999.

   Operating activities provided $36.3 million of cash in 1999 compared to $59.9 million in 1998, which represents a decrease of $23.6 million, or 39.4%. During 1998 we increased our factoring of accounts receivable, which led to a one-time positive cash flow of $25.4 million. Accounts receivable, net of factoring volume, increased $4.0 million in 1999 compared to a decrease of $27.6 million in 1998 caused by the one-time factoring proceeds. During the same period, accounts payable, accrued liabilities, and other liabilities increased $15.8 million compared to an increase of $6.9 million in 1998. These increases accompanied the higher sales volume in 1999 as compared to 1998.

   Cash used in investing activities increased $228.6 million to $265.1 million in 2000 compared to $36.5 million in 1999. We used $165.4 in 2000 to pay for the cash portion of the Merger and the 2000 Purchased Companies. Capital expenditures for RPCs and property, plant and equipment increased $48.5 million in 2000 to $79.3 million compared to $30.8 million in 1999. We also paid $21.0 million for the options and other rights of GE Erste in 2000.

   Cash used in investing activities in 1999 was $36.5 million compared to $38.8 million in 1998, a decrease of $2.3 million, or 5.9%. The majority of cash used in both periods was for the purchase of RPCs and property, plant and equipment. The purchase of RPCs decreased by $10.4 million to $27.7 million in 1999 from $38.1 million in 1998, mainly because of a lower average price for purchased RPCs due to the product mix. Cash paid for merger costs and new information technology was $5.1 million in 1999.

   Cash provided by financing activities was $280.1 million in 2000 compared to $7.8 million of cash used in financing activities in 1999. The cash provided by financing activities in 2000 includes the proceeds of the issuance of our ordinary shares of $203.2 million and net borrowings of long-term debt of $276.6 million. We also used $23.1 million of cash in 2000 to repay acquired indebtedness.

   Cash used in financing activities was $7.8 million in 1999 compared to cash used in financing activities of $6.4 million in 1998. The payments on long-term bank borrowings and capital lease obligations were partially offset by proceeds from the revolving bank borrowings.

The Merger and Initial Public Offering

   In March 2000, we completed the merger of PalEx with and into Silver Oak Acquisition Corp., our wholly owned subsidiary, which changed its name to "PalEx, Inc." PalEx subsequently changed its name to "IFCO Systems North America, Inc." As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and IFCO North America. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or our ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of our ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

   In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option. The total net proceeds to us from the IPO, including the exercise of the overallotment option, were $203.2 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the initial offering of the senior subordinated notes, and borrowings from our senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to General Electric Capital Corporation and General Electric Erste Beteiligungs GmbH described below, and to fund our purchase of the remaining joint venture interest in IFCO-U.S.

   In connection with the merger, Schoeller Logistics Industries GmbH and Gebruder Schoeller Beteilingungsverwaltungs GmbH contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

   In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebruder Schoeller entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste, in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $19.8 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital and GE Erste DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the initial offering of the senior subordinated notes, and the initial borrowings under our senior credit facility in consideration of the release of GE Capital's and GE Erste's options and other rights to purchase shares of the IFCO Companies.

Credit Facilities

   On the closing date of the IPO and the merger with PalEx, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. IFCO North America is the borrower, and we and our other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The senior credit facility replaced the former credit facilities of IFCO Europe and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the senior subordinated notes discussed below, and initial borrowings under the senior credit facility.

   The results of operations for the year ended December 31, 2000 include an extraordinary loss on the extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the merger and related transactions.

   In April 2001, effective December 31, 2000, the senior credit facility was amended to substantially modify its terms.

 Terms of Senior Credit Facility from the Closing Date of the IPO and the Merger to December 31, 2000

   The senior credit facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.3 million. The term loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the merger and ending on the third anniversary of the closing date. The term loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the senior credit facility, we obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the senior credit facility was amended as of July 31, 2000, so that the aggregate amount of consideration we or our subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million.

   IFCO North America had available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduced availability under the revolving credit facility on a dollar-for-dollar basis. IFCO North America could obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the revolving credit facility, issued by Canadian Imperial Bank of Commerce and Bank One, NA. Drawings under any letter of credit are to be reimbursed by IFCO North America on the same business day if the draw is presented and notice is provided to IFCO North America prior to 12:00 P.M. Chicago time. Letters of credit issued also reduced availability under the revolving credit facility.

   IFCO North America was able to draw on the revolving credit facility through the third anniversary of the closing date of the merger and the IPO and the revolving credit facility matured on the sixth anniversary of the closing date. The revolving credit facility could be utilized to make capital expenditures and to finance the working capital needs of us and our subsidiaries in the ordinary course of business. The revolving credit facility was also used to pay fees and expenses related to the merger transactions. The borrowing base under the revolving credit facility was based on a percentage of our eligible accounts receivable, eligible inventory, and eligible RPCs. Eligible accounts receivable excludes accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected. Eligible inventory includes pallets that we and our subsidiaries own for rent to third parties. Eligible RPCs include those RPCs owned by IFCO-U.S.

   The outstanding amounts under the term loan and the revolving credit facility, as well as the swingline facility described below, bore interest at interest rates determined based upon our consolidated total leverage ratio, which was defined in the credit agreement for the senior credit facility, and changes quarterly. The rates ranged from a high of 300 basis points over LIBOR and 200 basis points over prime rate, if our consolidated total leverage ratio was greater than 3.25, to a low of 200 basis points over LIBOR and 100 basis points over prime rate, if our consolidated total leverage ratio was less than
1.75. The senior credit facility established a 25 basis point increase if the consolidated total leverage ratio was 1.75 to less than 2.25 and a similar increase for each .50 increase in the consolidated total leverage ratio. Generally, we could elect one-, two-, three- and six-month LIBOR. As of December 31, 2000, the outstanding debt under the term loan and revolving credit facility had a weighted average interest rate of 9.0% per annum.

   The outstanding amounts under the term loan and the revolving credit facility were repayable in 12 consecutive quarterly installments commencing in June 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

 Terms of Amended Senior Credit Facility, Effective as of December 31, 2000

   In April 2001, we entered into an amendment of terms on the senior credit facility with an effective date of December 31, 2000. The amended senior credit facility provides for borrowings of up to $178.0 million and consists of (1) a term loan facility in an aggregate principal amount of $78.0 million and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that we may draw on until February 4, 2003. There are no additional borrowings available on the amended term loan, nor are there any further permitted acquisitions. The principal balance of the amended term loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of IFCO North America's new pallet manufacturing operations. The amended term loan is payable in monthly installments of $0.7 million beginning in September 2001, with the balance due in February 2003, which is also the new maturity date of the amended revolving credit facility. The aggregate amended term loan amount is permanently reduced by any required principal reduction.

   The amended senior credit facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the senior credit facility. Letters of credit continue to be available pursuant to the amended senior credit facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the senior credit facility. Loans under the amended senior credit facility may, however, no longer be made in Canadian dollars.

   The amended senior credit facility permits cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001,and $50.0 million for each four-quarter period ending thereafter.

   The amended term loan and amended revolving credit facility bear interest from a high of 400 basis points over LIBOR and 250 basis points over prime rate, if our consolidated total leverage ratio is greater than 4.50, to a low of 275 basis points over LIBOR and 200 basis points over prime rate, if our consolidated total leverage ratio is less than 3.00. The amended senior credit facility establishes a 25 basis point increase for LIBOR margin if the consolidated total leverage ratio is 3.00 to less than 3.50, a 50 basis point increase if the consolidated total leverage ratio is 3.50 to less than 4.00, a 25 basis point increase if the consolidated total leverage ratio is 4.00 to less than 4.50, and a 25 basis point increase if the consolidated total leverage ratio is over 4.50. The amended term loan and amended revolving credit facility establish a 25 basis point increase for prime rate margin if the consolidated total leverage ratio is 4.00 to less than 4.50 and a 25 basis point increase for prime rate margin if the consolidated total leverage ratio is over 4.50.

   There was $136.0 million outstanding under the amended senior credit facility as of December 31, 2000, including (Euro)51.1 million (or $48.0 million) under the multi-currency swingline facility, $78.0 million under the term loan, and $10.0 million under the revolving credit facility.

   On June 12, 2001, we entered into an amendment to the amended senior credit facility. The amendment includes the following changes: (1) amending the definition of consolidated EBITDA by reducing the maximum allowable non-recurring expenses or losses that can be added to consolidated net income in determining consolidated EBITDA, other than those expenses or losses related to IFCO North America's sale of its pallet manufacturing business; (2) granting to us and IFCO North America 180 days (an increase of 30 days) from the end of IFCO North America's 2000 fiscal year to provide the 2000 audited financial statements to the administrative agent and the lenders (which was waived through July 3, 2001); (3) restricting payments in respect of the senior subordinated notes and the subordinated seller notes when a default or event of default occurs and is continuing; and (4) adding certain short term debt to the forms of obligations that we and IFCO North America agree not to make optional payments in respect of or modify, other than modifications that would extend the maturity or reduce the amount of interest payments or principal due in respect of such obligations. In addition, the administrative agent and the lenders also consented to the asset sale of certain of our pallet manufacturing operations and the assignment by us of promissory notes received by us as consideration for the asset sale to the administrative agent for the benefit of the lenders.

 Terms Common to the Senior Credit Facility and the Amended Senior Credit
 Facility

   IFCO North America's obligations are guaranteed by us and substantially all of our existing subsidiaries and each of our future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America's obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

   The amended senior credit facility contains a number of covenants that, among other things, limit our and our subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, we and our subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. The senior credit facility contained all the same terms. At December 31, 2000, we were in compliance with all financial covenants of the amended senior credit facility.

   The amended senior credit facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances. The senior credit facility contained all of the same terms.

   The approximate level of borrowings available under the senior credit facility as of December 31, 2000 was $42.0 million. The approximate level of borrowings available under the amended senior credit facility as of June 19, 2001 was $2.5 million.

Senior Subordinated Notes

   On March 8, 2000, we issued (Euro)200.0 million principal amount of senior subordinated notes in a private placement. The total net proceeds to the Company from the issuance of the senior subordinated notes were $184.7 million. The senior subordinated notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The senior subordinated notes are not secured, but are guaranteed by the Company's material subsidiaries. The senior subordinated notes and the guarantees rank behind all of our existing and future senior debt, including our obligations under our senior credit facility. The indenture governing the senior subordinated notes contains a number of significant covenants, which restrict our corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

Receivable Factoring

   The amended senior credit facility and the senior subordinated notes permit, and the senior credit facility permitted, specified levels of receivable factoring. Several years ago, IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, entered into factoring agreements under which these IFCO GmbH companies could offer all of their trade receivables to a factoring agent. In 2000, subsequent to the IPO, IFCO GmbH and these subsidiaries entered into new factoring agreements with the factoring agent, DG Diskontbank. Under the factoring agreements, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, is held in an escrow account and is remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 6.22% as of December 31, 2000. These IFCO GmbH companies factored approximately 46% of their receivables and incurred factoring and interest charges of $4.0 million, $4.3 million, and $3.6 million for years ended December 31, 1998, 1999 and 2000, respectively.

Capital Lease Obligations

   The Company has entered into leases with third parties principally for RPCs that are accounted for as capital leases.

Future Liquidity; Financing Prospects

   Our sources of cash liquidity include cash from operations and amounts available under the amended senior credit facility. These sources may not be sufficient to finance our capital requirements and our desired level of growth. Further, we are required to use the entire proceeds of the sale of our new pallet manufacturing business to permanently reduce the amounts due and total availability under the amended senior credit facility. Therefore, the pallet manufacturing sale will not provide any improvement to our future liquidity, except for the interest savings anticipated from lower debt levels.

   Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company's current shareholders. Any possible inability to generate sufficient cash from operations, lack of availability under the amended senior credit facility, or the absence of other sources of debt or equity capital may have a material adverse affect on the Company's ability to operate and our results of operations for 2001.

   We are pursuing additional financing, including additional sources of equity, sale-leaseback financing, additional sales of assets, and increased receivables factoring. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition.

  C. Research and development, patents and licenses, etc.

Research and development

   The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

   We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by the supplier pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. See "B. Business overview--Suppliers and Raw Materials--Returnable Plastic Containers" in Item 4, "Information on the Company" and "B. Related party transactions--Supply Agreements" in Item 7, "Major Shareholder and Related Party Transactions" for a description of these supply agreements.

   We intend to develop tracking and tracing technology in the materials movement industry through IFCO Online. See "B. Business overview--Systems and Services--IFCO Online." in Item 4, "Information on the Company." Radio frequency identification, or RFID, technology is, in principle, existing and proven. We continue to evaluate the currently available RFID technology, as well as potential strategic technology partners including those that can provide technology platforms, universal tracking and tracing software and hosting services. We will take the initiative to develop standards unique to product movement and incorporate them into our own tracking and tracing technology. A pilot program for our tracking and tracing system with one or a few select customers is planned for 2001. In 2000, we incurred $1.4 million in costs and expenses related to the development of the tracking and tracing programs at IFCO Online.

   Given the nature of the pallet services, industrial container, and new pallet manufacturing businesses, we do not have any material product research and development expenditures in those operations.

   See "B. Business overview--Intellectual Property" in Item 4, "Information on the Company," for a description of our patents and other intellectual property.

  D. Trend information

   See "A. Operating Results--Year Ended December 31, 2000, Compared to Year Ended December 31, 1999" and "B. Liquidity and capital resources--Future Liquidity; Financing Prospects."

Business Outlook

   We have had no significant increases in our inventory in relation to our sales levels. We also experienced no significant increases in costs and selling prices, except for additional freight costs incurred in Europe, primarily resulting from an approximately 15% increase in fuel costs. Raw material costs for RPCs and reconditionable drums are relatively stable. Our pallet recycling business is more sensitive to labor costs than to lumber prices; however, labor availability and lumber costs are likewise relatively stable.

Item 6. Directors, Senior Management and Employees

   A. Directors and senior management

   Our directors and senior management are as follows:

Name                               Age                      Position
----                               ---                      --------
Martin A. Schoeller............... 45  Co-Chairman and A Director

Christoph Schoeller............... 43  Co-Chairman and B Director

Cornelius Geber................... 49  B Director(2)

Sam W. Humphreys.................. 41  B Director(1)(2)

Randall Onstead................... 45  B Director(1)

Eckhard Pfeiffer.................. 59  B Director(1)(2)

Karl Pohler....................... 47  Chief Executive Officer and A Director

James Griffin..................... 47  Chief Executive Officer, North America

                                       Senior Executive Vice President and Chief
Michael W. Nimtsch................ 44  Financial Officer

Wolfgang Orgeldinger.............. 43  Chief Information Officer

--------
(1) Member of the audit committee
(2) Member of the compensation committee

   Martin A. Schoeller became Co-Chairman of the Board of Directors of IFCO Systems in December 2000. Mr. Schoeller became the A director of IFCO Systems in March 2000 and was the Chief Executive Officer of IFCO Systems from March to December 2000. Martin Schoeller has been a Managing Director of IFCO Europe since November 1997 and previously was the sole Managing Director of IFCO International since May 1995. Martin Schoeller became a director of IFCO North America in March 2000 upon completion of the merger. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until 1992, Martin Schoeller developed several European production companies. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe's 500, in Germany.

   Christoph Schoeller became Co-Chairman of the Board of Directors of IFCO Systems in December 2000 and a B director in March 2000. Mr. Schoeller previously served as Chairman from March to December 2000. Christoph Schoeller became a director of IFCO North America in March 2000 upon completion of the merger. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller was responsible for advancing both IFCO Europe's and MTS's market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries' sales and marketing organization. Mr. Schoeller was a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG. Mr. Schoeller is also Co-Chief Executive Officer of Syntek Capital AG, which invests in businesses in the intelligent communications field, including wireless, broadband, and advanced technologies businesses.

   Cornelius Geber became a B director of IFCO Systems in March 2000. Mr. Geber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner's Hamburg, the largest private equity investor group in Europe, since April 1999.

   Sam W. Humphreys became a B director of IFCO Systems in March 2000. Mr. Humphreys has been engaged in private equity and venture capital investing. Mr. Humphreys is currently Co-Chief Executive Officer of Syntek Capital AG, which invests in businesses in the intelligent communications field, including wireless, broadband, and advanced technologies businesses. Mr. Humphreys currently serves as a director of Aviation Sales Company.

   Randall Onstead became a B director of IFCO Systems in March 2000. Mr. Onstead served as Chairman and Chief Executive Officer of Randall's Food Markets, Inc. from 1998 until September 1999. From 1996 until 1998, Mr. Onstead was President and Chief Executive Officer of Randall's. From 1986 until 1996, Mr. Onstead was President and Chief Operating Officer of Randall's. Randall's is a retail supermarket chain that had sales of over $2.7 billion in 1999.

   Eckhard Pfeiffer became a B director of IFCO Systems in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the boards of directors of General Motors Corporation, Hughes Electronics Corporation, L.M. Ericsson AB, NxView Technology Corporation, and Syntek Capital AG and serves on the advisory board of Deutsche Bank AG. Mr. Pfeiffer also serves on the executive board of Southern Methodist University's Cox School of Business.

   Karl Pohler became Chief Executive Officer of IFCO Systems in December 2000 and an A director of IFCO Systems in June 2001. Mr. Pohler previously served as CEO of IFCO Online from August 2000 to March 2001. Prior to joining IFCO Systems, Mr. Pohler was the chairperson of the Board of Management of Computer 2000 AG, Munich and, at the same time, European president of Computer 2000/Tech Data Corp. From 1997 to 1999, he was the CEO of Sony Deutschland GmbH, Cologne. From 1993 to 1996, Mr. Pohler chaired the board of management of Computer 2000 Deutschland GmbH, Cologne. From 1980 to 1992, he was active in executive management functions for Digital Equipment GmbH, Munich.

   Jim Griffin became Chief Executive Officer, North America of IFCO Systems in March 2000. From 1996 until joining the Company, Mr. Griffin was President of Ryder Transportation Services, managing operations in the United States, Canada, the United Kingdom, and Germany. During the same period, he also managed global purchasing and corporate brand management and served as a member of Ryder's Corporate Strategy, Policy, and Operating Committees. From 1993 through 1996, he was President of Ryder Automotive Carrier Services, where he was responsible for 6,000 employees in 75 locations throughout the United States and Canada. From 1990 through 1992, Mr. Griffin was Vice President and General Manager of the Mid-south Area for Ryder Transportation Services. Mr. Griffin is a Certified Public Accountant.

   Michael W. Nimtsch became Senior Executive Vice President and Chief Financial Officer of IFCO Systems in October 2000. Before joining the Company, Mr. Nimtsch served as chief financial officer of ETG Froschl GmbH & Co. KG, an electrical infrastructure materials supplier, and was responsible for finance, purchasing, foreign subsidiaries, retail and human resources. During Mr. Nimtsch's tenure with this company, its sales increased from $203 million
(1991) to $1.1 billion (2000).

   Wolfgang Orgeldinger became Chief Information Officer of IFCO Systems in December 2000. Mr. Orgeldinger spent seven years at Computer 2000 AG/Tech Data Group, a leading European IT distribution company based in Munich, with revenues of approximately DM 15 billion. During the last two years, Mr. Orgeldinger was a member of the management board of Computer 2000 AG/Tech Data Group and was responsible for that company's European logistics and IT organization, which included more than 1,500 employees at 18 logistics sites. Prior to that role, Mr. Orgeldinger was the Managing Director of Computer 2000's largest subsidiary, Computer 2000 Deutschland GmbH, where he initially started as Director IT and Logistics. Before joining Computer 2000, Mr. Orgeldinger worked for nine years for Digital Equipment in various management positions in the area of marketing, sales, consulting, IT and operations.

  B. Compensation

Compensation of Directors

   Class B directors receive compensation of DM3,000, or approximately $1,300, per meeting for serving as directors. Each of our Class B directors who is not otherwise affiliated with us was granted options to purchase shares upon completion of the merger and the IPO. Our directors are also reimbursed for out-of-pocket expenses incurred in their capacity as directors.

   Under our articles of association, the B members of the board of directors shall determine the remuneration and other conditions of employment of the A members of the board of directors and vice versa.

Executive Compensation

   We paid total compensation of approximately $3.1 million during 2000 to our senior management. This total amount of compensation does not include any compensation for Christoph and Martin Schoeller, who are paid by Schoeller Industries as part of the management services provided by Schoeller Industries to us.

   C. Board practices

Directors and Senior Management

   Responsibility for our management lies with our board of directors. The board of directors consists of A members and B members. The maximum number of members of the board of directors is nine and the number shall be determined by the general meeting of shareholders, with the requirement that there be at least one A member. The area of responsibility of the B members covers in particular the general course of affairs of the company and its enterprise. The area of responsibility of the A members covers in particular the day-to-day management of the company and its enterprise. The members of the board of directors are appointed by the general meeting of shareholders. The A members serve for an indefinite period of time. The B members shall resign no later than upon the close of the annual shareholders meeting held in the fourth year after the year of their last appointment, but may be reappointed. We can be represented by the board of directors, by each A member individually, and by each B member acting jointly with an A member.

   Members of senior management serve at the pleasure of the board of directors, subject to the terms of their respective employment agreements or service contracts.

   See "A. Directors and senior management" for a discussion of the period each current director and member of senior management has served.

Board Committees

 Audit Committee

   The audit committee is composed of Sam W. Humphreys, Randall Onstead, and Eckhard Pfeiffer. Effective with the IPO, the board of directors adopted a charter of the audit committee.

   Pursuant to its charter, the audit committee is to be composed of at least three directors, all of whom are independent of our management and are free of any relationship that would interfere with their exercise of independent judgment. All members of the audit committee are required to have a working familiarity with basic financial and accounting practices, and at least one member shall have accounting or related financial management expertise. The audit committee holds four regular meetings each fiscal year, which are to be held shortly before the filing of our interim or annual financial statements with the Frankfurt Stock Exchange, the SEC, and authorities in the Netherlands.

   The purpose of the audit committee is to provide assistance to the board of directors in fulfilling their responsibility to the shareholders and investment community with respect to the quality and integrity of our corporate accounting and financial reporting practices. In so doing, it is the responsibility of the audit committee to:

  . serve as an independent and objective party to monitor our accounting and financial reporting process and internal control systems;

  . review and allocate the audit efforts of our independent accountants and internal auditing department; and

  . maintain free and open means of communication between the board of directors, the independent auditors, the internal auditors, and our financial management of the corporation.

   The audit committee's charter set forth a nonexhaustive list of specific actions that the audit committee will undertake in fulfilling its responsibilities.

 Compensation Committee

   The compensation committee is composed of Cornelius Geber, Sam W. Humphreys, and Eckhard Pfeiffer. The compensation committee advises the board of directors on the compensation of directors and senior management.

Employment Agreements

   On August 2, 2000, we entered into an employment agreement with Karl Pohler to serve as a member of our senior management for a term of 36 months. The agreement has been amended to reflect Mr. Pohler's position as Chief Executive Officer. The initial term will be automatically extended for consecutive 12-month terms unless either party has given nine-months' prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, for 2001 and subsequent years an executive bonus equal to a maximum of 50% of his base salary pursuant to a bonus plan to be developed, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Pohler has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment. He is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Pohler is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated without cause, he is entitled to continued payment of the payments set forth under the agreement. If we have a change of control, as described in the agreement, Mr. Pohler may terminate his employment within 90 days after the change of control. If he terminates his employment because of a change of control, he is entitled to receive a lump-sum payment in an amount equal to the fixed payments payable to him through the end of initial term of his agreement and to receive other appropriate compensation.

   On December 22, 2000, we entered into an employment agreement with Michael
W. Nimtsch to serve as our Chief Financial Officer and a member of our senior management for a term of 36 months. The initial term will be automatically extended for consecutive 12-month terms unless either party has given nine-months' prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, for 2001 and subsequent years an executive bonus pursuant to a bonus plan to be developed, including performance of specified goals and specified bonus amounts for 2001, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Nimtsch has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment, and he is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Nimtsch is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated in the first year upon proper notice, he is entitled to receive severance compensation equal to one year's base salary. If we employ Mr. Nimtsch for longer than five years, he shall be entitled to receive severance compensation equal to one year's base salary at the end of his employment with us. If we have a change of control, as described in the agreement, Mr. Nimtsch may terminate his employment within 90 days after the change of control. If he terminates his employment because of a change of control, he is entitled to receive a lump-sum payment in an amount equal to the fixed payments payable to him through the end of initial term of his agreement. In addition, the prohibition against competition shall lapse completely.

   On August 11, 2000, we entered into an employment agreement with Wolfgang Orgeldinger to serve as our Chief Information Officer and a member of our senior management for a term of 36 months beginning October 1, 2000. The initial term will be automatically extended for consecutive 12-month terms unless either party has given nine-months' prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, for 2001 and subsequent years an executive bonus equal to a maximum of 50% of his base salary pursuant to a bonus plan to be developed, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Orgeldinger has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment, and he is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Orgeldinger is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated without cause, he is entitled to continued payment of the payments set forth under the agreement. If we have a change of control, as described in the agreement, Mr. Orgeldinger may terminate his employment within 90 days after the change of control. If he terminates his employment because of a change of control, he is entitled to receive a lump-sum payment in an amount equal to the fixed payments payable to him through the end of initial term of his agreement. In addition, the prohibition against competition shall lapse completely.

   On December 7, 2000, we entered into an employment agreement with James B. Griffin to serve as our Chief Executive Officer, North America for a term of four years. The agreement provides for a comprehensive compensation plan that includes base salary, stock option grants, for 2001 and subsequent years an executive bonus between 75% and 100% of his base salary pursuant to a bonus plan to be developed, and other employee benefits. Pursuant to the agreement, Mr. Griffin has agreed not to compete with us during the term of his employment and for two years following the date of his termination of employment. If his employment is terminated without cause or is voluntarily terminated for good reason as described below, the non-compete period will be reduced to one year from the date of termination. If his employment is terminated because of disability, Mr. Griffin is entitled to severance compensation consisting of a lump-sum payment in an amount equal to his base salary for the remaining term of the agreement or six months, whichever amount is greater. If his employment is terminated without cause, if he exercises his right to terminate his employment on December 31, 2001, or if he voluntarily terminates his employment because of an actual or de facto demotion, he is entitled to receive a lump-sum payment in an amount equal to an agreed multiple of his base salary. In the event of either of these voluntary terminations, he is also entitled to specified extensions of exercise or vesting periods for his stock options. If Mr. Griffin exercises his right to terminate his employment on December 31, 2001, he has agreed to continue working in exchange for the lump-sum payment until his successor is employed and we determine his transition services are no longer necessary or April 30, 2002, whichever is earlier. If Mr. Griffin's employment is terminated in contemplation of, or within six months after, a change of control of IFCO Systems, as defined in the agreement, he is entitled to a lump-sum payment in an amount equal to a higher agreed multiple of his base salary. If the severance compensation paid in connection with a change of control termination is characterized as a parachute payment under the U.S. Internal Revenue Code, we have agreed to reimburse Mr. Griffin for any taxes he is required to pay as a result.

   On March 8, 2000, we entered into employment agreements with Vance K. Maultsby, Jr., our former Senior Executive Vice President, Corporate Finance, and Edward E. Rhyne, our former Executive Vice President and General Counsel, each for an initial employment term of three years. Each employment agreement was subsequently amended and restated effective as of the original date to modify the initial term to run through June 30, 2001 and to make other changes in the terms and conditions of employment. The amended and restated agreements provided each of Mr. Maultsby and Mr. Rhyne with a comprehensive compensation plan that included base salary, stock option grants, and other employee benefits. In addition, pursuant to the employment agreements, each officer received a transaction completion bonus upon completion of the PalEx merger and additional consideration for waiver of their change of control payments pursuant to employment agreements with PalEx and termination of their PalEx stock options. Mr. Maultsby is also entitled to an escrowed performance bonus upon the closing of the sale of our new pallet manufacturing operations. Pursuant to the amended and restated agreements, each officer agreed not to compete with us during the term of his employment and for two years following the date of his termination of employment. If either officer's employment was terminated without cause or was voluntarily terminated for good reason as described below, the non-compete period would have been reduced to one year from the date of termination.

   If Mr. Maultsby's employment was terminated because of disability, he was entitled to receive the escrowed performance bonus. If his employment was terminated without cause or if he voluntarily terminated his employment because he was required to relocate his permanent residence or principal office, he would have been entitled to receive a lump-sum payment in an amount equal to his base salary for the remaining term of his agreement and the escrowed performance bonus.

   If Mr. Rhyne's employment was terminated because of disability, he was entitled to severance compensation consisting of a lump-sum payment in an amount equal to his base salary for the remaining term of his agreement or six months, whichever amount was greater. If his employment was terminated without cause or if he voluntarily terminated his employment because of a demotion, a significant change in working conditions, or because he was required to relocate his permanent residence or principal office, he was entitled to receive a lump-sum payment in an amount equal to his base salary and other payments or benefits that he would be entitled to during the initial term of the agreement.

  D. Employees

   The number of our full-time employees at December 31, 2000, and of the IFCO Companies at December 31, 1998 and 1999, are set forth in the table below along with the number of employees for each major category.

Business Segment                               Geographic Area   1998 1999 2000
----------------                             ------------------- ---- ---- -----
RPC Operations..............................       Europe        530  630    657
RPC Operations..............................    North America    --   --      19
RPC Operations.............................. Argentina and Japan --   --      23
Pallet Services Operations..................    North America    --   --   2,340
Industrial Container Operations.............    United States    --   --     778
Pallet Manufacturing Operations.............    United States    --   --   1,194
                                                                 ---  ---  -----
  Total......................................................... 530  630  5,011
                                                                 ===  ===  =====

   Approximately 300 employees of our industrial container group at three locations are covered by collective bargaining agreements. We believe that our relationship with our employees is satisfactory.

  E. Share ownership

   See the consolidated share ownership table under "A. Major shareholders" in
Item 7, "Major Shareholders and Related Party Transactions" for share ownership of major shareholders, directors, and senior management.

Item 7. Major Shareholders and Related Party Transactions

   A. Major shareholders

   The following table sets forth as of June 15, 2000, the beneficial ownership of our ordinary shares, which is our only class of equity securities, by:

  . each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares;

  .  each of our directors and senior management; and

  .  all of our directors and senior management as a group.

   Except as indicated, beneficial ownership includes the sole power to vote and to dispose of our ordinary shares. If a person has the right to acquire beneficial ownership of any shares by exercise of options within 60 days after June 15, 2000, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our ordinary shares that person owns. These shares are not included in the computations for any other person.

                                                         Beneficial Ownership
                                                         ---------------------
Name of Beneficial Owner                                   Shares   Percentage
------------------------                                 ---------- ----------
Christoph Schoeller(1).................................. 21,243,000    47.0%
Martin A. Schoeller(1).................................. 21,303,000    47.2%
Affiliates of General Electric Company(2)...............  3,330,285     7.6%
Cornelius Geber(3)......................................     12,500       *
Sam W. Humphreys(4).....................................    469,000     1.1%
Randall Onstead(5)......................................     25,000       *
Eckhard Pfeiffer(6).....................................    241,610       *
James Griffin(7)........................................     20,000       *
Michael W. Nimtsch(8)...................................    125,000       *
Wolfgang Orgeldinger(9).................................      5,110       *
Karl Pohler(10).........................................        --      --
All directors and executive officers as a group (10
 persons) (11).......................................... 22,501,220    49.0%

--------
  *   Less than 1%
 (1) Includes 20,000,000 ordinary shares owned beneficially by Schoeller Logistic Technologies Holding GmbH. Schoeller Technologies is owned 75.95% by Schoeller Logistics Industries GmbH and 24.05% by Gebruder Schoeller Beteiligungsverwaltungs GmbH. Schoeller Industries and Gebruder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller, Andrea Schoeller, and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of Schoeller Technologies, Schoeller Industries, Schoeller Holding GmbH, which is the controlling shareholder of Schoeller Industries, and Gebruder Schoeller, so beneficial ownership of the 20,000,000 ordinary shares is reflected above for both Christoph Schoeller and Martin Schoeller. The 20,000,000 ordinary shares are subject to the rights of General Electric Erste Beteiligungs GmbH pursuant to a convertible debenture from Schoeller Technologies as discussed below. Of these 20,000,000 ordinary shares, (a) 1,900,000 ordinary shares beneficially owned by Andrea Schoeller, Christoph Schoeller's wife, and (b) 2,000,000 ordinary shares beneficially owned by Schoeller KG, which is beneficially owned by Alexander Schoeller and Leopold Schoeller, the children of Martin Schoeller. Christoph Schoeller and Martin Schoeller disclaim beneficial ownership of the ordinary shares beneficially owned by Andrea Schoeller and by Schoeller KG. Each of Christoph and Martin Schoeller have been granted options to purchase 300,000 ordinary shares that were exercisable on or within 60 days after June 15, 2001, which are reflected above. In addition, Schoeller Industries holds options to purchase 943,000 ordinary shares that were exercisable on or within 60 days after June 15, 2001, which are also reflected above as beneficial ownership for both Christoph Schoeller and Martin Schoeller. All of these options have an exercise price of
      (Euro)15.50 per ordinary share and expire on March 7, 2010.

 (2)  General Electric Company and affiliates of General Electric filed a
      Schedule 13G with the SEC on February 15, 2001, reporting beneficial ownership of 3,330,285 ordinary shares. General Electric Erste Beteiligungs GmbH, an indirect subsidiary of General Electric, beneficially owns 3,200,000 ordinary shares that GE Erste has the right to acquire from Schoeller Technologies pursuant to a convertible debenture issued to GE Erste by Schoeller Technologies in the amount of DM45.0 million, or approximately $19.8 million. See "B. Related party transactions--Agreement with GE Capital and GE Erste." GE Erste is a subsidiary of TIP Holdings GmbH, TIP Holdings is a subsidiary of TIP Overseas Holding BV, and TIP Overseas is a subsidiary of General Electric Capital Services, Inc. General Electric and GE Capital Services each disclaims beneficial ownership of these shares. General Electric Capital Corporation reports beneficial ownership of these shares. In addition, GE Asset Management Incorporated, as Investment Manager of General Electric Pension Trust and as Investment Advisor to certain other entities and accounts, reports beneficial ownership of 130,285 ordinary shares, of which the Trustees of GE Pension Trust also reports beneficial ownership of 10,127 ordinary shares.
 (3) Includes options to purchase 10,000 ordinary shares that were exercisable on or within 60 days after June 15, 2001. Excludes options to purchase 20,000 ordinary shares that were not exercisable. The options have an exercise price of (Euro)15.50 per ordinary share and expire on March 7, 2010.
 (4) Includes options to purchase 300,000 ordinary shares that were exercisable on or within 60 days after June 15, 2001. The options have an exercise price of $14.90 per ordinary share and expire on March 7, 2010.
 (5) Includes options to purchase 10,000 ordinary shares that were exercisable on or within 60 days after June 15, 2001. Excludes options to purchase 20,000 ordinary shares that were not exercisable. The options have an exercise price of $14.90 per ordinary share and expire on March 7, 2010.
 (6) Includes options to purchase 120,805 ordinary shares that were exercisable on or within 60 days after June 15, 2001. The options have an exercise price of (Euro)15.50 per ordinary share and expire on March 7, 2005.
 (7) Excludes options to purchase 315,000 ordinary shares that were not exercisable on or within 60 days after June 15, 2001. The options have an exercise price of $3.38 per ordinary share and expire on December 7, 2010.
 (8) Excludes options to purchase 130,000 ordinary shares that were not exercisable on or within 60 days after June 15, 2001. The options have an exercise price of (Euro)4.01 per ordinary share and expire on March 27, 2011.
 (9) Excludes options to purchase 130,000 ordinary shares that were not exercisable on or within 60 days after June 15, 2001. The options have an exercise price of (Euro)4.50 per ordinary share and expire on March 27, 2011.
(10) Excludes options to purchase 450,000 ordinary shares that were not exercisable on or within 60 days after June 15, 2001. The options have an exercise price of (Euro)3.60 per ordinary share and expire on March 27, 2011.
(11) Includes (a) a total of 3,900,000 ordinary shares with respect to which the Christoph Schoeller and Martin Schoeller disclaim beneficial ownership and (b) options to purchase a total of 2,281,805 ordinary shares that were exercisable on or within 60 days after June 15, 2001. Excludes options to purchase a total of 1,065,000 ordinary shares that are not exercisable.

   As of June 21, 2001, as reflected on our New York share register, 6,582,688 of the outstanding ordinary shares were held in the United States by 54 record holders and approximately 1,000 beneficial owners.

   B. Related party transactions

Supply Agreements

 European Supply Agreement

   IFCO GmbH is a party to a supply agreement with Schoeller Plast Industries GmbH, dated November 4, 1997. The supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of

Schoeller Industries. Upon completion of the PalEx merger, Schoeller Industries did not become part of IFCO Systems and remained under the control of Martin and Christoph Schoeller. Under the supply agreement, Schoeller Plast AG has agreed to supply collapsible plastic RPCs exclusively to IFCO GmbH, and IFCO GmbH has agreed to purchase RPCs for use in the European market exclusively from Schoeller Plast AG. Schoeller Plast AG has also agreed to provide ongoing research and development to improve technology relating to the RPCs. Under the supply agreement, all IFCO RPC technological developments are registered on behalf of IFCO GmbH. The supply agreement also includes an exclusive royalty-free license to Schoeller Plast AG with respect to the manufacturing of the IFCO RPCs for IFCO GmbH.

   The pricing of the RPCs purchased under the supply agreement is based upon the type of RPC purchased. According to the terms of the supply agreement, IFCO GmbH purchases the RPCs for cash, although, in the event that the average price per RPC exceeds DM6.10, or approximately $2.69, IFCO GmbH may purchase the RPCs by recording a payable, bearing interest at 7.59% per year, in favor of Schoeller Plast AG for the aggregate cost of the RPCs purchased in excess of DM6.10 per RPC. Additionally, IFCO GmbH has the option of requesting cost plus pricing. Cost plus pricing would allow IFCO GmbH to purchase RPCs at Schoeller Plast AG's actual cost of production plus an agreed amount or percentage for Schoeller Plast AG's profit.

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

   MTS may also become a party to the supply agreement whereby Schoeller Plast AG will provide MTS with RPCs for dry goods.

   In January 1999, IFCO GmbH entered into an additional agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the crate leasing and supply business up to a maximum amount of DM6.0 million, or approximately $2.6 million, for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG reimbursed IFCO GmbH DM6.0 million, or approximately $3.3 million, which has been recorded as a reduction of costs of goods sold. The additional agreement terminated at the end of 1999, and after December 31, 1999, no further costs related to the additional agreement were reimbursed.

   In July 2000, we entered into an agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share in the costs related to the strategic growth of the RPC leasing and supply business in North America after the date of the PalEx merger. Our results of operations for 2000 included a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by Schoeller Plast AG of marketing and promotional costs and expenses we incurred in North America for our efforts in expanding the RPC leasing and supply business. We received the reimbursement from Schoeller Plast AG in October 2000.

   We have reached an agreement in principle with Schoeller Plast AG to amend the European supply agreement to provide for an upgrade program for our RPC pool. We are in the process of negotiating with Schoeller Plast AG the specific terms of the definitive agreement or agreements of to put this upgrade program into effect. We contemplate that the upgrade program and the other terms of the definitive agreement or agreements will amend the U.S. supply agreement, which is discussed below, as well as the European supply agreement.

 U.S. Supply Agreement

   IFCO-U.S. is a party to a supply agreement with Schoeller Wavin Systems, Inc., an affiliate of Schoeller Plast AG, dated September 27, 2000, and effective as of March 22, 2000. The U.S. supply agreement was negotiated on the basis of and patterned after the existing European supply agreement and has similar terms and conditions. Under the U.S. supply agreement, Schoeller Wavin Systems, Inc. has agreed to supply collapsible plastic RPCs exclusively to IFCO-U.S., and IFCO-U.S. has agreed to purchase RPCs for use in the North American market exclusively from Schoeller Wavin Systems, Inc. Similar to the European supply agreement, Schoeller Wavin Systems, Inc. has also agreed to provide ongoing research and development to improve technology relating to the RPCs. All IFCO RPC technological developments under the U.S. supply agreement are registered on behalf of IFCO-U.S. As in Europe, the U.S. supply agreement also includes an exclusive royalty-free license to Schoeller Wavin with respect to the manufacturing of the IFCO RPCs for IFCO-U.S.

   The pricing of the RPCs purchased under the U.S. supply agreement is based upon the type of RPC purchased. According to the terms of the supply agreement, IFCO-U.S. purchases the RPCs for cash. Like IFCO GmbH under its supply agreement, IFCO-U.S. has the option of requesting cost plus pricing. Cost plus pricing would allow IFCO-U.S. to purchase RPCs at Schoeller Wavin Systems, Inc.'s actual cost of production plus an agreed amount or percentage for Schoeller Wavin Systems, Inc.'s profit.

   If IFCO-U.S. desires to purchase different or improved products from other suppliers, Schoeller Wavin Systems, Inc. is entitled to deliver, within three months, the products or any comparable products to IFCO-U.S., and IFCO-U.S. is required to purchase these products from Schoeller Wavin Systems, Inc. under the terms and conditions of the U.S. supply agreement. If Schoeller Wavin Systems, Inc. is unable to supply the requested products, IFCO-U.S. may obtain the products from other sources, but has specified obligations to transfer the production to Schoeller Wavin Systems, Inc. If Schoeller Wavin Systems, Inc. is able to negotiate terms and conditions with the third party supplier.

   If Schoeller Wavin Systems, Inc. offers the IFCO products to any other customer at a price or on terms or conditions more favorable than those extended to IFCO-U.S., the more favorable price, terms, or conditions shall retroactively become a part of the U.S. supply agreement if accepted by IFCO-U.S.

   In connection with the U.S. supply agreement, Schoeller Wavin Systems, Inc. also agreed to provide IFCO-U.S. credit for additional warranty coverage on existing models of RPCs of $1.5 million in each year from 2001 to 2004 based upon minimum RPC purchases under the terms of the U.S. Supply Agreement.

   The supply agreement expires on December 31, 2010, and may be renewed by the parties for an additional ten-year period. The supply agreement may be terminated by either party at any time for cause. If the supply agreement is terminated by IFCO-U.S. for good cause, Schoeller Wavin Systems, Inc. is prohibited from competing with IFCO GmbH for two years after that termination. The U.S. supply agreement provides for $250,000 in liquidated damages if Schoeller Wavin Systems, Inc. breaches this restriction.

Management Agreements

   Pursuant to a management agreement, dated as of January 2, 1997, Schoeller Logistics Industries GmbH provided administrative and management services to IFCO GmbH and its subsidiaries, including management advice with respect to acquisition activities and strategic alliances. Schoeller Industries is under the control of Martin and Christoph Schoeller. In exchange for these services, IFCO GmbH and its subsidiaries paid Schoeller Industries an annual management fee, which was paid monthly, that did not exceed DM1.5 million, or approximately $.7 million, for each of the fiscal years 1999 and 2000. This management agreement expired December 31, 2000.

   Pursuant to a second management agreement, dated as of January 2, 1997, Schoeller Industries also provided administrative and management services to MTS, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, MTS paid Schoeller Industries an annual management fee, which was paid monthly, that did not exceed DM250,000, or approximately $110,000, for each of the fiscal years 1999 and 2000. This management agreement expired December 31, 2000.

   On June 22, 2001, after approval by the board of directors, we entered into a new advisory agreement with Schoeller Industries, which was effective January 1, 2001, for a one-year term. The term of the advisory agreement will be extended for an additional year unless it is terminated by November 30, 2001. The new advisory agreement replaces the previous management agreements.

   Pursuant to the advisory agreement, Schoeller Industries will provide advisory services to us as requested. The advisory services include the areas of strategy, know-how transfer, finance structuring, overseas alliances, business development, contacts, and associations, as well as additional services requested and agreed upon by us and Schoeller Industries. Schoeller Industries has agreed to provide a team of eight employees to provide the advisory services, including Christoph Schoeller and Martin Schoeller. For purposes of the advisory agreement, we have estimated approximately 1,000 man-days per year of advisory services. In exchange for these services, we will pay Schoeller Industries an annual fee of (Euro)750,000, or approximately $0.6 million, which will be paid monthly. The flat fee includes all expenses, except for travel expenses and special consultant expenses, which be will be agreed upon by the parties.

Consulting Agreement with Barkawi and Partner

   Barkawi and Partner, in which Gebruder Schoeller Beteilingungsverwaltungs GmbH holds a significant interest, has provided consulting services to IFCO Online for project management, business plan, and transactions support in conjunction with the development of the business model of IFCO Online. The consulting charges of Barkawi and Partner were $0.4 million for 2000.

Loans and Guarantees

   Martin Schoeller and Christoph Schoeller have, together, loaned IFCO International $800,000 at an interest rate of 5% per annum. The loan became due on December 31, 1998, and was extended to December 31, 2000. The purpose of the loan was to enable IFCO International to extend a loan of $800,000 to IFCO-U.S. This loan was repaid at the closing of the merger and the IPO.

   Additionally, pursuant to an agreement between Schoeller-U.S., Inc, and IFCO-U.S., Martin Schoeller and Christoph Schoeller have together loaned to IFCO-U.S. $300,000. The loans are to provide additional working capital to IFCO-U.S. The loans have an interest rate equivalent to the interest rate paid by IFCO-U.S. on loans to IFCO-U.S. from Intertape and were repaid upon the closing of the merger and the IPO.

   Martin Schoeller and Christoph Schoeller have each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total, or approximately $605,000, at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan was repaid in conjunction with the merger and IPO.

   Additionally, Martin Schoeller and Christoph Schoeller each loaned to IFCO International DM100,000, or DM200,000 in total, or approximately $88,000 at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

   Creditanstalt-Bankverein AG extended a credit facility of DM1.5 million, approximately $0.7 million, to IFCO International. Of this amount, approximately $500,000 was available to IFCO Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and was extended to May 31, 2000. To secure the DM1.5 million credit facility provided by Creditanstalt--Bankverein, Alexander Schoeller & Co. Management Holding GmbH, a company owned by Alexander Schoeller, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by Alexander Schoeller, each provided a guarantee of up to DM1.5 million in favor of Creditanstalt. This loan was repaid at the closing of the merger and the IPO.

Participating Rights

   IFCO GmbH issued to Schoeller Plast Industries GmbH, an 80%-owned subsidiary of Schoeller Industries, participating rights with a nominal value of DM10.0 million, or approximately $4.4 million. The participating rights had no voting rights and may be terminated by IFCO GmbH upon repayment of the nominal value. In the event of IFCO GmbH's liquidation, the participating rights were repayable after all other creditors and ranked equally with the share capital. The participating rights share in IFCO GmbH's profits, up to a maximum of approximately $0.8 million, per year, before any other distribution may be made and in IFCO GmbH's losses in the amount of 10% per year until the balance is exhausted. If the participating rights were reduced from their nominal value by their share of losses, future profits must first be used to restore them to their nominal value before any other distributions may be made. IFCO GmbH redeemed these participating rights at their book value at the closing of the IPO.

Redeemable Participating Rights

   In 1996, IFCO International received DM2.0 million, or approximately $1.0 million, from Alexander Schoeller & Co. Management Holding GmbH, a company that is wholly owned by the Schoellers. Each year that IFCO International recognized a profit under German GAAP, Alexander Schoeller & Co. was entitled to DM250,000, or approximately $119,000 per year. This amount was cumulative, and any unpaid balance due to IFCO International's lack of profit bore interest at 6.0% per year. Alexander Schoeller & Co. did not participate in IFCO International's losses and had no voting rights in IFCO International. The agreement was for an unlimited duration and could be terminated by either party with a six-month notice period. IFCO International redeemed these redeemable participating rights at their book value at the closing of the IPO.

Agreement with GE Capital and GE Erste

   General Electric Erste Beteiligungs GmbH owned the single outstanding preferential share of IFCO Europe. Schoeller Logistics Industries GmbH, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebruder Schoeller Beteilingungsverwaltungs GmbH, Schoeller KG, and we entered into the Option Release and IPO-Facilitation Agreement with General Electric Capital Corporation and GE Erste in connection with the proposed merger and the IPO. Pursuant to the Option Release Agreement:

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

   In January 2000, GE Erste contributed the IFCO Europe preferential share to Schoeller Technologies, which then contributed the share to us. In exchange for the contribution of the IFCO Europe preferential share,

Schoeller Technologies issued to GE Erste a convertible debenture in the principal amount of DM45.0 million, or approximately $19.8 million, with a 30-year term and bearing 5% interest per year. The convertible debenture is convertible by GE Erste into 3,200,000 of our ordinary shares held by Schoeller Technologies or into a corresponding number of ordinary shares in Schoeller Technologies. GE Erste may require conversion of the debenture on demand at any time beginning six months after the IPO. GE Erste's conversion of its debenture into our ordinary shares after the merger will not dilute the ownership of the former PalEx stockholders or the purchasers of shares in the IPO.

   If at any time after the IPO the value of the 3,200,000 ordinary shares is less than DM45.0 million, or approximately $19.8 million, plus the accrued interest under the debenture, GE Erste may require payment of the full principal plus accrued interest from Schoeller Technologies. In that case, however, Schoeller Technologies has the right, instead of making payment in cash, to deliver our ordinary shares with a value equal to DM45.0 million, or approximately $19.8 million, plus accrued interest. GE Erste will continue to own the debenture or the ordinary shares received on exercise for at least one year after the IPO. GE Erste will, however, be able to sell the debenture or the ordinary shares after the IPO if we make a corporate acquisition or merger with a company or business that does not comply with GE Capital's internal rules for affiliated companies.

   In consideration of GE Capital's and GE Erste's release of options and other rights, before the effective time of the merger, we paid GE Capital and GE Erste approximately DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the offering of the senior subordinated notes, the IPO, and initial borrowings under the senior credit facility.

   C. Interests of experts and counsel

   Not applicable.

Item 8. Financial information

   A. Consolidated Statements and Other Financial Information

Consolidated Statements
   Our combined and consolidated financial statements are filed as part of this report beginning on page F-1.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings arising in the ordinary course of business. Most of that litigation involves claims for personal injury or property damage incurred in connection with our operations. We believe that none of these actions will have a material adverse effect on our financial condition or results of operations.

   On June 12, 1998, a suit was filed by the EPA in United States District Court in Orlando, Florida, against Drum Service and other potentially responsible parties with respect to the Zellwood Site. The EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs. See "B. Business overview--Regulation--Industrial Containers" in Item 4, "Information on the Company."

Dividend Policy

   We have never declared or paid any cash dividends. We currently anticipate that any future earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our amended senior credit facility restricts our ability to pay dividends without the consent of the lenders and the indenture governing our senior subordinated notes restricts our ability to pay dividends. Our board of directors in effect has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, obligations, and other relevant factors. If we declare dividends in the future, we may do so either in Dutch guilders, euros, or U.S. dollars. If we declare dividends in Dutch guilders or euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and Dutch guilders or euros, as the case may be.

  B. Significant changes

   Not applicable.

Item 9. The Offer and Listing

  A. Offer and listing details

Price History of Our Ordinary Shares

   The following table lists the high and low sales prices for our ordinary shares for the periods indicated:

                             Frankfurt Stock Exchange   Nasdaq National Market
                            --------------------------- -----------------------
                                High           Low         High         Low
                            ------------- ------------- ----------- -----------
First quarter 2000
 (beginning March 6,
 2000)....................  (Euro)38.0000 (Euro)22.4000 $   30.6250 $   20.2500
Second quarter 2000.......  (Euro)29.3000 (Euro)20.2000 $   26.5000 $   18.0000
Third quarter 2000........  (Euro)28.9000 (Euro)15.3000 $   26.8750 $   12.7500
December 2000.............  (Euro) 4.8500 (Euro) 3.7000 $    5.0000 $    3.0000
Fourth quarter 2000.......  (Euro)15.9000 (Euro) 3.6000 $   14.0000 $    3.0000
January 2001..............  (Euro) 6.9000 (Euro) 3.7000 $    6.0630 $    3.5000
February 2001.............  (Euro) 5.5500 (Euro) 3.9200 $    5.3130 $    3.3750
March 2001................  (Euro) 4.3800 (Euro) 3.0000 $    3.8750 $    2.9060
First quarter 2001........  (Euro) 6.9000 (Euro) 3.0000 $    6.0630 $    2.6880
April 2001................  (Euro) 3.4000 (Euro) 2.4000 $    3.1700 $    2.0000
May 2001..................  (Euro) 3.3500 (Euro) 2.2600 $    3.0000 $    1.8500
June 2001 (through June
 25, 2001)................  (Euro) 2.4000 (Euro) 1.8000 $    2.1500 $    1.6500
Second quarter 2001
 (through June 25, 2001)..  (Euro) 3.4000 (Euro) 1.8000 $    3.1700 $    1.6500

   On June 25, 2001, the closing price of our ordinary shares on the Frankfurt Stock Exchange was (Euro)2.30 per share and the closing price on the Nasdaq National Market was $2.15 per share.

   B. Plan of distribution

   Not applicable.

   C. Markets

   Our ordinary shares have been listed on the SMAX segment of the Amtlicher Handel of the Frankfurt Stock Exchange since our IPO on March 6, 2000, under the symbol "IFE". Our ordinary shares held by U.S. investors, also referred to as New York shares, are also traded on the Nasdaq National Market under the symbol "IFCO".

The Frankfurt Stock Exchange

   The Frankfurt Stock Exchange is operated by Deutsche Borse AG and is the most significant of the eight German Stock exchanges. It accounts for more than 83% of the volume of traded shares in Germany. The total volume of equities traded on the Frankfurt Stock Exchange in 2000 was approximately (Euro)5.1 trillion, based on the Frankfurt Stock Exchange's practice of recording the sale and purchase components involved in any trade as separate transactions, for both equity and debt instruments. Currently, the Frankfurt Stock Exchange is the third largest stock exchange in the world behind the New York Stock Exchange and The Nasdaq Stock Market based on trading volume. Approximately 5,700 equity securities are listed on the Frankfurt Stock Exchange.

   The Frankfurt Stock Exchange has four basic segments:
  1. Amtlicher Handel, the Official Market;

  2. Geregelter Markt, the Regulated Market;

  3. Freiverkehr, the Over-the-Counter Segment; and

  4. Neuer Markt, the New Market.

 Amtlicher Handel

   The Amtlicher Handel is the first segment of the stock exchange with all officially listed securities. The DAX is the index of the 30 most actively traded domestic Amtlicher Handel equities. As of June 15, 2001, the DAX was 5,915.

 SMAX

   Due to the focus of investors on the large DAX values, in April 1999, Deutsche Borse created the Small Caps Exchange, or SMAX, as an additional segment, to improve the position of established small and medium-sized companies from traditional industries. The requirements of the SMAX are a free float of shares of at least 20%, one designated sponsor, acceptance of the German take-over code, quarterly reporting, disclosure of share ownership of board members and executive officers, and at least one analyst presentation per year, to ensure transparency and high liquidity. Each equity listed on the SMAX is required to have at least one designated sponsor who acts as financial intermediary furnishing liquidity by, either voluntarily or on request, posting bid and offer limits. The Frankfurt Stock Exchange believes this activity enhances trading results in the narrowing of bid/offer spreads. Participation in SMAX requires admission to trading on the Amtlicher Handel or the Regulated Market, a less prominent market segment. A company listed on the SMAX cannot be included on the DAX or listed on the Neuer Markt. As of June 15, 2001, 142 equities were listed on the SMAX with a market capitalization of (Euro)18.9 billion.

  D. Selling shareholders

   Not applicable.

  E. Dilution

   Not applicable.

  F. Expenses of the issue

   Not applicable.

Item 10. Additional Information

  A. Share capital

   Not applicable

  B. Memorandum and articles of association

   The description of our articles of association and our ordinary shares, nominal value (Euro)2 per share, is incorporated herein by reference to the sections captioned "Description of IFCO Systems Share Capital" and "Share Certificates and Transfer" in the Prospectus constituting a part of our Registration Statement on Form F-1 (Registration No. 333-96191) filed with the SEC on March 2, 2000, and to the section captioned "Comparison of Rights of Holders of PalEx Common Stock and IFCO Systems Ordinary Shares" in the Proxy Statement/Prospectus constituting a part of our Registration Statement on Form F-4 (Registration No. 333-96021) filed with the SEC on February 2, 2000.

  C. Material contracts

   For a discussion of the senior credit facility, the amended senior credit facility, the indenture governing the senior subordinated notes, and the receivable factoring agreement, see "B. Liquidity and Capital Resources--Credit Facilities," "--Senior Subordinated Notes," and "--Receivable Factoring" in
Item 5, "Operating and Financial Review and Prospects."

   For a discussion of our material acquisitions, see "A. History and development of the company--The Merger and Initial Public Offering" and "-- Expansions and Acquisitions" in Item 4, "Information on the Company."

   For a discussion of our European and U.S. supply agreements, see "B. Related party transactions--Supply Agreements--European Supply Agreement" and "--U.S. Supply Agreement" in Item 7, "Major Shareholders and Related Party Transactions."

   For a discussion of our employment agreements with senior management, see "C. Board practices--Employment Agreements" in Item 6, "Directors, Senior Management and Employees."

   For a discussion of our advisory agreement with Schoeller Logistics Industries GmbH, see "B. Related party transactions--Management Agreements" in
Item 7, "Major Shareholders and Related Party Transactions."

  D. Exchange controls

   There are currently no limitations, either under the laws of the Netherlands or in our articles of association, to the rights of non-residents of the Netherlands to hold or vote the ordinary shares. Cash distributions, if any, payable in guilders or ordinary shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes any payments and transactions must be reported to the Dutch Central Bank. Cash distributions, if any, on New York shares will be paid in U.S. dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of directors in accordance with IFCO Systems' articles of association. We have no current intention to pay dividends on our ordinary shares in the foreseeable future.

  E. Taxation

Netherlands Taxation

   The following is a summary of the material tax consequences under the laws of the Kingdom of the Netherlands to an owner of our ordinary shares who is deemed to be a citizen or resident of the United States for purposes of the relevant tax code and is a nonresident for Netherlands tax purposes. This summary is not a complete analysis or listing of all the possible tax consequences and does not address all tax considerations that may be relevant to all categories of owners of our ordinary shares, some of whom may be subject to special rules. This summary is based upon current Netherlands tax law, which may change from time to time.

   Shareholders should consult their own tax advisor with respect to the tax consequences of the ownership and disposition of our ordinary shares based upon their particular circumstances.

 Netherlands Dividend Withholding Tax

   Under Netherlands domestic law, dividend distributions by us are generally subject to withholding tax at a rate of 25%. Generally, these dividend distributions include:

  . dividends in cash or in kind;

  . deemed and constructive dividends;

  . liquidation and repurchase proceeds in excess of recognized paid-in capital, as determined according to Netherlands tax law;

  . par value in respect of the issue of shares, or an increase in par value, in exchange for consideration lower than par value, including stock dividends, unless they are distributed out of our paid-in capital as recognized for Netherlands tax purposes; and

  . partial redemption of shares to the extent this constitutes a repayment of contributed capital.

   A recent legislative proposal to deny a credit for or refund of Netherlands dividend withholding tax in cases of perceived abuse has been withdrawn pending discussions between the Netherlands government and the financial sector. The measure may, however, be reintroduced, by way of royal decree, in its original or an amended form. On April 27, 2001, the Netherlands Ministry of Finance announced that legislation will be introduced, with retroactive effect from that date, against so-call dividend-stripping transactions.

   Under the treaty with the United States, however, dividends paid by us to a resident of the United States are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or 5% if the beneficial owner is a U.S. corporation owning at least 10% of the voting power of IFCO Systems. To be eligible for the reduction, an IFCO Systems shareholder must:

  . be the beneficial owner of the dividends paid;

  . be resident in the United States according to the treaty;

  . not hold our ordinary shares in connection with the conduct of a trade or business through a permanent establishment or a permanent representative in the Netherlands to which our ordinary shares are attributable; and

  . not be restricted from claiming benefits of the treaty per its terms.

   The treaty with the United States provides for a complete exemption for dividends received by exempt organizations and exempt pensions trusts.

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

 Netherlands Income Tax and Corporate Income Tax

   In general, a nonresident shareholder will not be subject to Netherlands income tax, other than withholding tax, with respect to dividends distributed by us on our ordinary shares. In addition, a non-resident shareholder is not generally subject to Netherlands income or withholding tax on gain on the sale or disposition of our ordinary shares to persons other than us or our direct and indirect subsidiaries. These general rules are applicable as long as the nonresident shareholder:

  . does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which our ordinary shares are attributable;

  . does not carry out and has not carried out on or more activities in the Netherlands that generate taxable profit or taxable wages with which the holding of our ordinary shares is connected;

  . is not a resident or a deemed resident of the Netherlands or has not opted for tax residency in the Netherlands for Netherlands tax purposes; and

  . does not have a direct or indirect or deemed substantial interest in our share capital or, if the shareholder does have such an interest, it forms part of the assets of an enterprise according to the Netherlands tax principles.

   In general, a substantial interest will exist if the nonresident shareholder, alone or together with his or her partner, or with specified other relatives, holds either directly or indirectly, a participation interest in, or right to acquire at least 5% of the issued shares of any class of our shares or holds, either directly or indirectly, profit sharing rights representing entitlement to at least 5% of our annual profit or of our liquidation proceeds. A deemed substantial interest will be present if all or part of a substantial interest has been disposed of, or is deemed to have been disposed of, under a roll-over facility. If a shareholder does have a substantial interest in a class of our shares, the shareholder will also be deemed to have a substantial interest in any other class of shares or profit sharing rights held in IFCO Systems.

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

   We may be subject to a special distribution tax at the rate of 20% to the extent that excessive profit distributions are made with respect to our ordinary shares in the period from January 1, 2001, through December 31, 2005. The Netherlands tax authorities hold the view that the distribution tax constitutes a corporate income tax and not a withholding tax.

 Netherlands Net Wealth Tax

   Effective as of January 1, 2001, the Netherlands abolished its net wealth tax, which could have been applicable previously to some of our individual shareholders.

 Netherlands Gift, Estate, and Inheritance Tax

   No Netherlands gift, estate, or inheritance tax will arise as a result of the gift of our ordinary shares by, or on the transfer of our ordinary shares at the death of, a person who is neither a resident nor deemed to be a resident of the Netherlands, unless:

  . the holder at the time of the gift has, or at the time of death had, a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which our ordinary shares are or were attributable; or

  . in the case of a gift of our ordinary shares by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, the individual dies with 180 days after the date of the gift while at the time being resident or deemed to be resident in the Netherlands.

   For purposes of Netherlands gift, estate, and inheritance tax, an individual who holds Netherlands nationality will be deemed to be resident in the Netherlands if the individual has been resident in the Netherlands at any time during the ten years preceding the date of the gift or death. For purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in the Netherlands if the individual has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override this deemed residency.

   Only in unusual circumstances will corporations be subject to Netherlands gift, estate, or inheritances tax.

 Bill on the New Netherlands Income Tax Act 2001 and Bill on the Netherlands Act establishing the Income Tax Act 2001

   On February 1, 2000 the Lower Chamber of Netherlands Parliament adopted a legislative proposal to amend the Income Tax Act. After approval by the Upper Chamber, the New Income Tax Act came into effect, in principle, on January 1, 2001. The proposal substantially changed the taxation of investment income for Netherlands resident individual shareholders not holding a substantial interest. They will not be taxed on dividends and capital gains actually received but will be taxed based on a fictitious yield. The fictitious yield is 4% of the average market value of the ordinary shares minus associated debt, which is taxed at a flat rate of 30%. The Netherlands income tax position for non-resident individuals holding our ordinary shares should in principle remain unaltered. The net wealth tax was abolished with the adoption of the New Income Tax Act.

United States Taxation

   The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership, and disposition of our ordinary shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with U.S. holders that will hold the ordinary shares as capital assets and does not address the tax treatment of U. S. holders that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, securities dealers, investors liable for alternative minimum tax, persons that hold the ordinary shares as part of an integrated investment, including a straddle, and holders of 5% of more of our voting shares. The summary is based on the U.S./NL Income Tax Treaty and the tax laws of the United States and the Netherlands in effect on the date of this annual report, which are subject to change. Shareholders should consult their own advisors as to the tax consequences, including the effect of any state, local or other national laws.

 Taxation of Dividends

   Distributions paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, in respect of the ordinary shares, including the amounts withheld in respect of

Netherlands withholding tax, generally will be subject to U.S. federal income taxation as a foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. In addition, dividends would generally be subject to the separate foreign tax credit limitation applicable to passive income.

   Subject to generally applicable limitation and the discussion below, Netherlands withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability or, at a U.S. holder's election, may be deducted in computing taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial in relations to the foreign tax credits claimed. U. S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

 Non-U.S. Holders

   A holder of the ordinary shares that is, with respect to the United States, a foreign corporation or a nonresident alien individually, generally will not be subject to U. S. federal income or withholding tax on dividends received on the ordinary shares unless the dividend income is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. A non-U.S. holder of shares will not be subject to U. S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of the ordinary shares, unless (1) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or (2) if realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met.

  F. Dividends and paying agents

   Not applicable.

  G. Statement by experts

   Not applicable.

  H. Documents on display

   The documents concerning IFCO Systems referred to in this report, including the documents listed as exhibits in Item 19, "Exhibits," are available, in English, at the following locations:
  . Our operations headquarters in Munich, Germany at the following address:

       IFCO Systems N.V.
       Zugspitzstrasse 15
       82049 Pullach, Germany

  . Our operations headquarters in Houston, Texas at the following address:

       IFCO Systems North America, Inc.
       6829 Flintlock Road
       Houston, Texas 77040

   In addition, this report, the documents listed as exhibits in Item 19, "Exhibits," and our other filings with the SEC are available in the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world-wide web site maintained by the SEC at www.sec.gov.

  I. Subsidiary information

   Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

   Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. We are exposed to market risks related to foreign currency exchange rates, interest rates, and raw material commodity prices. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. We have not entered into any transactions with derivative financial instruments.

Foreign Currency Risk

   Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. As currency exchange rates change, translation of the financial statements of our international businesses into U.S. dollars and euros affects year-to-year comparability of our results of operations.

 Currency Translation Risk

   Appreciation of the U.S. dollar, our reporting currency, against the euro decreases our revenues and costs as reported in our financial statements for those operations that have a functional currency other than the U.S. dollar. Conversely, depreciation of the U.S. dollar against the euro increases our revenues and costs. The appreciation or depreciation of the U.S. dollar against the euro, therefore, impacts our reported net income or net loss. We have not hedged this translation risk.

   Our subsidiaries in countries other than those countries participating in the European Monetary Union, and adopting the euro as their national currency, use their local currency as their functional currency. The financial statements of these entities are translated into U.S. dollars, our reporting currency, using the year-end exchange rate for balance sheet items and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from translation are reported separately in the foreign currency translation adjustment account as part of other comprehensive income. We have not hedged this translation risk.

 Currency Transaction Risk

   We incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Our currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the euro.

Interest Rate Risk

   Our exposure to interest rate risk arises primarily from our variable rate debt. At December 31, 2000, the carrying value of our total variable rate debt was $136.0 million. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 2000:

Change in interest rate in percentage points
 from
 December 31, 2000..........................    -3%    -1%   +1%  +3%  +5%  +7%
Increase (decrease) in net interest expense
 (in millions)..............................  $(4.1) $(1.4) $1.4 $4.1 $6.8 $9.5

Commodity Price Risk

   We are subject to market risk with respect to commodities since lumber is the largest component of cost of goods sold for our pallets. Any increase in the cost of lumber or decrease in the availability of lumber will materially increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers. This risk primarily affects our new pallet manufacturing operations and may impact our results of operations as long as we continue to own the new pallet business. We may be limited in how much of a cost increase, if any, we are able to pass along to customers or how quickly we are able to pass along a cost increase to customers. In addition, increases in prices may result in a decrease in sales.

   If the demand for lumber is greater then the supply, the price will increase and our cost for lumber will increase. The factors affecting supply and demand include competing demand from other pallet manufacturers and other industries, adverse weather, governmental limits on logging, and governmental agreements limiting lumber imports into the United States or Canada.

   We do not enter into futures contracts on commodity markets to hedge our exposure to lumber prices, however, in the normal course of business, we enter into lumber supply agreements with outside vendors that generally provide for pre-agreed discounts from prevailing market prices.

Item 12. Description of Securities Other than Equity Securities

   Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

   Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

   Not applicable.

Item 15. [Reserved]

   Not applicable.

Item 16. [Reserved]

   Not applicable.

                                   PART III

Item 17. Financial Statements

   Not applicable.

Item 18. Financial Statements

   Our combined and consolidated financial statements are filed as part of this report beginning on page F-1.

   The following unaudited pro forma consolidated financial statement gives effect to:

  . the PalEx merger;

  . the initial offering of the senior subordinated notes and the IPO;

  . IFCO Systems' acquisition of the minority interest in IFCO-U.S.;

  . IFCO Systems' acquisition of the minority interest in IFCO Europe and the related options; and

  . IFCO Systems' acquisition of the 2000 Purchased Companies.

   The acquisition of PalEx, the minority interest in IFCO-U.S. and IFCO Europe, and the 2000 Purchased Companies were accounted for using the purchase method of accounting. \ve been identified as the accounting acquiror for financial statement presentation purposes.

   The unaudited consolidated statement of operations gives effect to the above mentioned transactions as if they had occurred on January 1, 2000.

   The pro forma financial data do not represent what our financial position or results of operations would actually have been if the transactions in fact had occurred on January 1, 2000 and are not necessarily representative of our financial position or results of operations for any future periods. The pro forma consolidated financial statement should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", and the historical financial statements and related notes of IFCO Systems N.V. and Subsidiaries included in this report.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 2000
              (In thousands, except for share and per share data)

                                                  Pro Forma                 IFCO
                          Historical --             2000                   Systems           IFCO Systems
                          IFCO Systems, Pro Forma Purchased  Pro Forma    Pro Forma           Pro Forma
                           as reported    PalEx   Companies Consolidated Adjustments         Consolidated
                          ------------- --------- --------- ------------ -----------         ------------
REVENUES................    $ 372,155    $41,204   $79,522   $ 492,881     $ 1,397a           $ 494,278
COST OF SALES...........      315,064     33,535    54,638     403,237       1,388a             404,625
                            ---------    -------   -------   ---------     -------            ---------
  Gross profit..........       57,091      7,669    24,884      89,644           9               89,653
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............       72,042      9,259    14,693      95,994         445a              96,439
AMORTIZATION OF GOODWILL
 AND OTHER INTANGIBLE
 ASSETS.................        6,709        552       191       7,452       2,852b              10,304
OTHER OPERATING INCOME,
 net....................       (1,956)       --        --       (1,956)        --                (1,956)
                            ---------    -------   -------   ---------     -------            ---------
Loss from operations....      (19,704)    (2,142)   10,000     (11,846)     (3,288)             (15,134)
OTHER EXPENSES, net.....      (22,835)    (1,622)     (360)    (24,817)     (3,588)a,c,d,e,f    (28,405)
                            ---------    -------   -------   ---------     -------            ---------
Loss before income taxes
 and minority interest
 and losses from equity
 entities, net..........      (42,539)    (3,764)    9,640     (36,663)     (6,876)             (43,539)
INCOME TAX PROVISION....         (245)       729        (6)        478        (943)g               (465)
LOSSES FROM EQUITY
 ENTITIES, net..........         (286)       --        --         (286)        417a                 131
                            ---------    -------   -------   ---------     -------            ---------
Loss from continuing
 operations before
 discontinued
 operations,
 extraordinary loss and
 cumulative effect of
 change in accounting
 principle..............      (43,070)    (3,035)    9,634     (36,471)     (7,402)             (43,873)
LOSS FROM DISCONTINUED
 OPERATIONS.............      (62,465)     1,186       --      (61,279)        --               (61,279)
EXTRAORDINARY LOSS......       (5,600)       --        --       (5,600)        --                (5,600)
CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE..............          770        --        --          770         --                   770
                            ---------    -------   -------   ---------     -------            ---------
NET LOSS................    $(110,365)   $(1,849)  $ 9,634   $(102,580)    $(7,402)           $(109,982)
                            =========    =======   =======   =========     =======            =========

See accompanying notes to unaudited pro forma consolidated financial statement.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

General

   The historical financial statement reflects the operations of IFCO Systems N.V. and Subsidiaries for the year ended December 31, 2000.

The Acquisition of PalEx and the 2000 Purchased Companies

   The Company issued approximately 7.4 million of its ordinary shares and paid approximately $71.4 million in cash in exchange for all of the outstanding capital stock of PalEx. The Company acquired the 2000 Purchased Companies for approximately 1.0 million of its ordinary shares, approximately $73.4 million in cash and approximately $6.6 million principal amount of a subordinated note. The amounts presented for these columns reflect the operations of PalEx and the 2000 Purchased Companies from January 1, 2000 through their respective dates of acquisition.

Unaudited Pro Forma Combined Statement of Operations Adjustments

  a. Reflects the consolidation of the revenues and expenses of IFCO-U.S. as a wholly owned subsidiary, which occurred as a consequence of the purchase of the remaining interest, the elimination of the previously recorded loss accounted for under the equity method, and the elimination of previously recorded interest expense as a result of our repayment of all interest-bearing debt of IFCO-U.S.

  b. Reflects the amortization of goodwill as a result of the acquisition of PalEx, the purchase of the remaining interest in IFCO-U.S., the acquisition of options and rights of GE Capital and GE Erste and the acquisition of the 2000 Purchased Companies. Goodwill is being amortized on the straight-line basis over a 30 year estimated life.

  c. Reflects interest expense reduction resulting from the assumed reduction of debt using the proceeds of the IPO and senior subordinated notes, reduced by cash payments required under the terms of the merger agreement and other IPO and merger related transactions.

  d. Reflects additional interest expense incurred for the period from January 1, 2000 until the date of the merger and IPO in conjunction with the issuance of (Euro)200.0 million of senior subordinated notes.

  e. Reflects additional interest expense on indebtedness incurred in conjunction with the 2000 Purchased Companies.

  f. Reflects the amortization of loan costs associated with the issuance of the notes and the refinancing of the credit facilities of PalEx and the IFCO Companies.

  g. Reflects the effect of income tax adjustments related to the pro forma adjustments.

Item 19. Exhibits.

 *1.1  Articles of Association of IFCO Systems (English translation).

  2.1 Specimen Certificate of IFCO Systems ordinary shares (incorporated by reference to Exhibit 4.1 filed with the SEC as part of the Company's
       Registration Statement on Form F-4, registration no.
       333-96021).

  2.2  Amended and Restated Credit Agreement dated as of March 31, 2000, among
       IFCO Systems, PalEx, the several lenders from time to time parties thereto, CIBC World Markets Corp., and Bank One, NA (incorporated by reference to Exhibit 10.5 to IFCO Systems' Registration Statement on
       Form F-4, registration no. 333-12092 filed with the SEC).

  2.3 Form of Guarantee and Collateral Agreement dated as of March 8, 2000, among IFCO Systems, PalEx, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to
       Exhibit 10.6 to IFCO Systems' Registration Statement on Form F-4, registration no.
       333-12092 filed with the SEC).

 *2.4 Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, the several Lenders from time to time parties thereto, CIBC World Markets Corp., Banc One Capital
       Markets, Inc., and Bank One, NA.

 *2.5  Reaffirmation of Guaranty and Collateral Agreement, dated December 31,
       2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA., as Administrative Agent.

 *2.6  Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO
       Systems, IFCO North America, the Lenders executing same, and Bank One,
       NA, as Administrative Agent.

  2.7 Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee
       (incorporated by reference to Exhibit 10.7 to IFCO Systems' Registration
       Statement on Form F-4, registration no. 333-12092 filed with the SEC).

  2.8  First Supplemental Indenture, dated as of May 31, 2000, among IFCO-U.S.,
       IFCO Systems, the existing guarantors named therein, and The Bank of New
       York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO
       Systems' Registration Statement on Form F-4, registration no.
       333-12092 filed with the SEC).

  2.9  Registration Rights Agreement, dated March 8, 2000, by and among IFCO
       Systems, the guarantors named therein, CIBC World Markets Corp., and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit
       10.8 to IFCO Systems' Registration Statement on Form F-4, registration no.
       333-12092 filed with the SEC).

 *2.10 Second Supplemental Indenture, dated September 8, 2000, among AZ Pallet,
       Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition, Inc., George
       Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee.

  4.1 Amended and Restated Agreement and Plan of Reorganization, dated as of October 6, 1999 and effective as of March 29, 1999, by and among IFCO
       Systems, IFCO Europe, MTS, IFCO International, Schoeller Industries,
       Silver Oak, and PalEx, as amended by Amendment No. 1 dated as of January
       31, 2000 (incorporated by reference to Appendix A to the proxy statement/prospectus filed with the SEC as part of IFCO Systems'
       Registration Statement on Form F-4, registration no. 333-96021).

  4.2  Lockup Agreement executed by Christoph Schoeller, Martin Schoeller,
       Schoeller Industries, Schoeller Holding, and certain senior executives of PalEx and its subsidiaries (incorporated by reference to Exhibit 10.1 to IFCO Systems' Registration Statement on Form F-4, registration no.
       333-96021 filed with the SEC).

  4.3   Waiver entered into by IFCO Systems and certain employees of PalEx
        (incorporated by reference to Exhibit 10.2 to IFCO Systems'
        Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

  4.4 Form of Underwriting Agreement (incorporated by reference to Exhibit 1 to IFCO Systems' Registration Statement on Form F-1, registration no.
        333-96191 filed with the SEC).

  4.5 Option Release and IPO-Facilitation Agreement, dated May 27, 1999, by and among, inter alia, Schoeller Industries, Schoeller Plast AG, GE
        Capital, and GE Erste, as amended by the Amendment of the Option
        Release and IPO-Facilitation Agreement, dated January 31, 2000
        (incorporated by reference to Exhibit 10.8 to IFCO Systems'
        Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

  4.6   Supply Agreement, dated November 4, 1997, between IFCO Europe and
        Schoeller Plast Industries GmbH (assigned to Schoeller Plast AG)
        (incorporated by reference to Exhibit 10.9 to IFCO Systems'
        Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

 *4.7 Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO-U.S. and Schoeller Wavin
        Systems, Inc.

  4.8   Membership Interest and Share Purchase Agreement, dated September 2,
        1999, by and among, inter alia, Polymer International Corp., as seller, and IFCO Systems, as purchaser (incorporated by reference to Exhibit
        10.10 to IFCO Systems, Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

  4.9   Management Agreement, dated as of January 2, 1997, between Schoeller
        Industries and IFCO GmbH (incorporated by reference to Exhibit 10.11 to
        IFCO Systems' Registration Statement on Form F-4, registration no. 333-
        96021 filed with the SEC).

 4.10   Management Agreement, dated as of January 2, 1997, between Schoeller
        Industries and MTS (incorporated by reference to Exhibit 10.12 to IFCO
        Systems' Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

  *4.11 Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and
        Schoeller Logistics Industries GmbH.

   4.12 IFCO Systems N.V. 2000 Stock Option Plan (incorporated by reference to
        Exhibit 10.1 to IFCO Systems Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit 10.28 to IFCO Systems' Registration Statement on Form F-4, registration no.
        333-12092 filed with the SEC).

  *4.13 Purchase Agreement, dated as of August 4, 2000, by and among PalEx,
        Texas Pallet Acquisition, Inc., IFCO Systems De Mexico, S. De R.L. De
        C.V., Texas Pallet, L.P., Interstate Pallet Holding Company, Inc.,
        National Pallet-Oklahoma LLC, Texas Pallet Holding Company, Inc., Texas
        Pallet Sales Company, L.P., Texas Pallet Freight Company, L.P., Texas
        Pallet Recovery, Inc., Texas Pallet De Mexico, S.A. De C.V., Craig P.
        Chambers, Charles M. Davidson, John D. Maclay, Jr., James J. Murphy IV,
        1999 Chambers Limited Partnership, The Estate of John D. Maclay, and
        Farish & Farish, LLC.

  *4.14 Asset Purchase Agreement, dated as of August 25, 2000, by and among
        PalEx, Bromley Acquisition Company, Inc., Bromley Pallet Recyclers,
        Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of
        Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley
        Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana,
        LLC, Bromley Pallet Recyclers of Illinois, LLC, William Haines, Delbert
        Groene, and Brian Groene.

  *8.1  List of Subsidiaries.

 *10.1  Consent of PwC Deutsche Revision Aktiengesellschaft
        Wirtschaftsprufungsgesellschaft.

 *10.2  Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft
        Steuerberafungsgesellschaft mbH.

--------
* Filed with the SEC as an exhibit to IFCO Systems' Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing this report on the form indicated and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          IFCO Systems N.V.

                                             /s/ Michael W. Nimtsch
                                          By: _________________________________
                                                    Michael W. Nimtsch
                                              Senior Executive Vice President
                                                and Chief Financial Officer

July 3, 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants...................................  F-2

Report of Independent Accountants..........................................  F-3

Combined and Consolidated Balance Sheets...................................  F-4

Combined and Consolidated Statements of Operations.........................  F-5

Combined and Consolidated Statements of Comprehensive Loss.................  F-6

Combined and Consolidated Statements of Shareholders' Equity...............  F-7

Combined and Consolidated Statements of Cash Flows.........................  F-8

Notes to Combined and Consolidated Financial Statements.................... F-10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of IFCO Systems N.V. and Subsidiaries
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

   We have audited the accompanying consolidated balance sheet of IFCO Systems N.V. (a Netherlands company) and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFCO Systems N.V. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen
Wirtschaftsprufungsgesellschaft
Steuerberatungsgesellschaft mbH
Munich, Germany
June 27, 2001

  /s/ Rudolf Krammer                        /s/ Anke Furche
_____________________________________     _____________________________________
  (Rudolf Krammer)                          (Anke Furche)
  Wirtschaftsprufer                         Wirtschaftspruferin

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of IFCO Systems N.V.
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

   In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the combined and consolidated financial position of IFCO Systems N.V. and its subsidiaries (collectively "the Company") at December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States on the basis described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States and Germany, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft
Dusseldorf, Germany
April 26, 2000





            /s/ Betz                                /s/ Hartmann
By: _________________________________     By: _________________________________
               (Betz)                                  (Hartmann)
          Wirtschaftsprufer                         Wirtschaftsprufer

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

                    COMBINED AND CONSOLIDATED BALANCE SHEETS
                             (In thousands of US$)

                                                              December 31,
                                                           -------------------
                                                             1999      2000
                                                           --------  ---------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................... $ 12,240  $  17,938
  Receivables, net of allowances of $4,706 and $8,922 as
   of December 31, 1999 and 2000, respectively............   60,738    101,345
  Related party receivables...............................    4,071      5,179
  Inventories.............................................    4,101     20,634
  Other current assets....................................      490     34,566
                                                           --------  ---------
    Total current assets..................................   81,640    179,662
PROPERTY, PLANT AND EQUIPMENT, net........................  167,678    259,101
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated
 amortization of $3,407 and $10,129 as of December 31,
 1999 and 2000, respectively..............................   17,303    305,527
OTHER ASSETS..............................................      --      40,499
                                                           --------  ---------
    Total assets.......................................... $266,621  $ 784,789
                                                           ========  =========
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans........................................ $    795  $     --
  Short-term related party loans..........................    2,280        --
  Current maturities of long-term debt....................   70,038      3,807
  Current maturities of capital lease obligations.........   10,329      9,388
  Bank overdraft..........................................      --       8,084
  Accounts payable
    Trade.................................................   72,013     52,918
    Related party.........................................   11,196      9,456
  Accrued expenses and other current liabilities..........    7,918     45,476
  Refundable deposits.....................................   66,436     69,371
  Deferred income.........................................    5,459      7,607
                                                           --------  ---------
    Total current liabilities.............................  246,464    206,107
ACCUMULATED LOSSES IN EXCESS OF INVESTMENT IN EQUITY
 ENTITIES.................................................    5,623        --
LONG-TERM DEBT, net of current maturities.................      --     139,736
CAPITAL LEASE OBLIGATIONS, net of current maturities......   24,198     21,870
OTHER LIABILITIES.........................................      --      13,933
SENIOR SUBORDINATED NOTES.................................      --     187,760
COMMITMENTS AND CONTINGENCIES.............................
MINORITY INTEREST.........................................   25,316        --
PARTICIPATING RIGHTS......................................    3,259        --
REDEEMABLE PARTICIPATING RIGHTS...........................    1,433        --
SHAREHOLDERS' EQUITY:
  Ordinary shares, (Euro)2 par value, 25,000,000 and
   100,000,000 shares authorized; 25,000 and 43,934,650
   issued and outstanding, as of December 31, 1999 and
   2000, respectively.....................................       54     85,189
  Additional paid-in capital..............................   10,339    304,485
  Accumulated deficit.....................................  (52,737)  (169,884)
  Accumulated other comprehensive income (loss)...........    2,672     (4,407)
                                                           --------  ---------
    Total shareholders' (deficit) equity..................  (39,672)   215,383
                                                           --------  ---------
    Total liabilities and shareholders' equity............ $266,621  $ 784,789
                                                           ========  =========

 The accompanying notes are an integral part of these combined and consolidated balance sheets.

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands of US$, except per share amounts)

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1999        2000
                                             ----------  ----------  ----------
REVENUES
 RPC and pallet rentals....................  $  136,176  $  154,726  $  168,237
 Pallet services...........................         --          --      117,910
 Drum services.............................         --          --       86,008
                                             ----------  ----------  ----------
 Total revenues............................     136,176     154,726     372,155
                                             ----------  ----------  ----------
COST OF SALES
 RPC and pallet rentals....................     106,218     124,485     149,862
 Pallet services...........................         --          --       95,996
 Drum services.............................         --          --       69,206
                                             ----------  ----------  ----------
 Total cost of sales.......................     106,218     124,485     315,064
                                             ----------  ----------  ----------
   Gross profit............................      29,958      30,241      57,091
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..................................      24,289      24,511      72,042
MERGER AND INTEGRATION COSTS...............         --        3,519         --
AMORTIZATION OF GOODWILL AND OTHER
 INTANGIBLE ASSETS.........................         383         289       6,709
OTHER OPERATING INCOME, net................        (864)       (639)     (1,956)
                                             ----------  ----------  ----------
Income (loss) from operations..............       6,150       2,561     (19,704)
INTEREST EXPENSE...........................      (8,135)     (8,264)    (24,787)
INTEREST INCOME............................       1,607         600         785
FACTORING CHARGES..........................      (3,966)     (4,270)     (3,607)
FOREIGN CURRENCY (LOSSES) GAINS............        (188)     (1,092)      5,805
OTHER EXPENSE, net.........................         (83)       (240)     (1,031)
                                             ----------  ----------  ----------
Loss before income taxes, minority interest
 and losses from equity entities, net......      (4,615)    (10,705)    (42,539)
INCOME TAX PROVISION.......................        (210)       (320)       (245)
MINORITY INTEREST..........................      (1,274)     (1,291)        --
LOSSES FROM EQUITY ENTITIES, net...........      (2,726)     (1,738)       (286)
                                             ----------  ----------  ----------
Loss from continuing operations before
 extraordinary loss and cumulative effect
 of change in accounting principle.........      (8,825)    (14,054)    (43,070)
DISCONTINUED OPERATIONS:
Loss from operations of discontinued
 manufacturing operation...................         --          --       (2,531)
Estimated loss on disposal of manufacturing
 operation, including provision of $3,743
 million for operating losses anticipated
 until expected disposal date (less
 applicable income tax benefit of $0.9
 million)..................................         --          --      (59,934)
                                                                     ----------
Loss from discontinued operations..........         --          --      (62,465)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT
 OF DEBT...................................         --          --       (5,600)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE.................................         --          --          770
                                             ----------  ----------  ----------
NET LOSS...................................      (8,825)    (14,054)   (110,365)
PARTICIPATING RIGHTS.......................         (88)        175         --
                                             ----------  ----------  ----------
 Net loss applicable to ordinary
  shareholders.............................  $   (8,913) $  (13,879) $ (110,365)
                                             ==========  ==========  ==========
LOSS PER SHARE--basic and diluted:
Loss per share from continuing operations
 before extraordinary loss and cumulative
 effect of change in accounting principle..  $     (.44) $     (.70) $    (1.11)
DISCONTINUED OPERATIONS:
Loss per share from operations of
 discontinued manufacturing operation......         --          --         (.07)
Loss per share on disposal of manufacturing
 operation, including provision of $3.7
 million for operating losses anticipated
 until expected disposal date (less
 applicable income taxes of $0.9 million)..         --          --        (1.54)
                                                                     ----------
Loss per share from discontinued
 operations................................         --          --        (1.61)
EXTRAORDINARY LOSS PER SHARE ON EARLY
 EXTINGUISHMENT OF DEBT....................         --          --         (.14)
CUMULATIVE EFFECT PER SHARE OF CHANGE IN
 ACCOUNTING PRINCIPLE......................         --          --          .02
                                             ----------  ----------  ----------
Basic and diluted loss per share...........      ($0.45)     ($0.69)     ($2.84)
                                             ==========  ==========  ==========
Weighted average ordinary shares used in
 computing net loss per share--basic and
 diluted...................................  20,000,000  20,000,000  38,823,105

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

           COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (In thousands of US$)

                                                   1998      1999      2000
                                                 --------  --------  ---------
Net loss........................................ $ (8,825) $(14,054) $(110,365)
Other comprehensive (loss) income:
Foreign currency translation adjustment.........   (1,970)    4,704     (7,079)
                                                 --------  --------  ---------
Comprehensive loss.............................. $(10,795) $ (9,350) $(117,444)
                                                 ========  ========  =========



 The accompanying notes are an integral part of these combined and consolidated financial statements.

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

          COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (In thousands of US$)

                          Contributed    Ordinary                            Accumulated
                          Capital of      Shares     Additional                 Other         Total
                          Predecessor --------------  Paid-In   Accumulated Comprehensive Shareholders'
                           Companies  Shares Amount   Capital     Deficit   (Loss) Income    Equity
                          ----------- ------ ------- ---------- ----------- ------------- -------------
BALANCE December 31,
 1997...................   $ 10,017      --  $   --   $    --    $ (29,945)    $   (62)     $(19,990)
Participating rights,
 net of tax.............        --       --      --        --           61         --             61
Redeemable cumulative
 participating rights,
 net of tax.............        --       --      --        --         (149)        --           (149)
Foreign currency
 adjustment.............        --       --      --        --          --       (1,970)       (1,970)
Net loss................        --       --      --        --       (8,825)        --         (8,825)
                           --------   ------ -------  --------   ---------     -------      --------
BALANCE December 31,
 1998...................     10,017      --                        (38,858)     (2,032)      (30,873)
Original cash
 contribution on March
 31, 1999 ..............        --        25      54       --          --          --             54
Participating rights,
 net of tax.............        --       --      --        --          328         --            328
Contribution from
 shareholder, net of
 tax....................        322      --      --        --          --          --            322
Contribution of IFCO
 Europe and SIL from SLI
 and MTS from GSB.......    (10,339)     --      --     10,339         --          --            --
Redeemable cumulative
 participating rights,
 net of tax.............        --       --      --        --         (153)        --           (153)
Foreign currency
 adjustment.............        --       --      --        --          --        4,704         4,704
Net loss................        --       --      --        --      (14,054)        --        (14,054)
                           --------   ------ -------  --------   ---------     -------      --------
BALANCE December 31,
 1999...................   $    --        25 $    54  $ 10,339   $ (52,737)    $ 2,672      $(39,672)
Contribution of IFCO
 Europe and SIL from SLI
 and MTS from GSB.......        --     4,975  10,339   (10,339)        --          --            --
Purchase of GE Erste's
 minority interest and
 related options........        --     1,250   2,425    19,893         --          --         22,318
Issuance of ordinary
 shares to SLT..........        --    13,750  26,675   (19,893)     (6,782)        --            --
Merger with PalEx.......        --     7,432  14,237   103,832         --          --        118,069
Initial public offering,
 net of offering costs..        --    14,950  28,663   174,510         --          --        203,173
Acquisition of 2000
 Purchased Companies....        --     1,034   1,845    20,273         --          --         22,118
Exercise of stock
 options................        --       515     951     5,870         --          --          6,821
Foreign currency
 translation
 adjustment.............        --       --      --        --          --       (7,079)       (7,079)
Net loss................        --       --      --        --     (110,365)        --       (110,365)
                           --------   ------ -------  --------   ---------     -------      --------
BALANCE December 31,
 2000...................   $    --    43,931 $85,189  $304,485   $(169,884)    $(4,407)     $215,383
                           ========   ====== =======  ========   =========     =======      ========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands of US$)

                                                  Year Ended December 31,
                                                -----------------------------
                                                  1998      1999      2000
                                                --------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................... $ (8,825) $(14,054) $(110,365)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
 Depreciation and amortization expense and
  crate breakage...............................   28,051    35,805     44,557
 Amortization of goodwill and other intangible
  assets.......................................    1,419     1,600      8,338
 Extraordinary loss on early extinguishment of
  debt.........................................      --        --       5,600
 Foreign currency losses (gains)...............      188     1,092     (5,805)
 Loss on sale of discontinued operations.......      --        --      59,934
 Loss on asset impairment......................      --        --       4,862
 Loss applicable to minority interests.........    1,274     1,291        --
 (Gain) loss on sale of property, plant and
  equipment....................................      --          2        (77)
 Losses from equity entities, net..............    2,726     1,738        286
 Changes in operating assets and liabilities--
 Proceeds from factoring arrangement...........   25,435    32,887     25,534
 Receivables and related party receivables.....    2,160   (36,851)   (23,889)
 Inventories...................................   (1,621)   (2,742)     2,980
 Prepaid expenses and other current accounts...      673      (443)    11,378
 Other assets..................................      176       202        655
 Accounts payable..............................   10,933     6,429    (12,510)
 Accrued expenses and other current
  liabilities..................................   (3,988)    9,390    (11,272)
 Other liabilities.............................      --        --      (8,012)
 Deferred income...............................    1,337       (28)       150
                                                --------  --------  ---------
   Net cash provided by (used in) operating
    activities.................................   59,938    36,318     (7,656)
                                                --------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of crates............................  (38,098)  (27,691)   (50,324)
 Purchase of property, plant and equipment.....   (2,097)   (3,076)   (29,015)
 Purchase of minority interest options.........      (33)   (3,097)   (22,635)
 Merger and integration costs..................      --     (2,039)       --
 Cash paid for purchased companies, net of cash
  acquired.....................................      --        --    (164,858)
 Investment in equity entities.................   (1,390)     (587)       --
 Proceeds from sale of property, plant and
  equipment....................................      106       --       1,736
 Proceeds from sale of investments carried at
  cost.........................................    2,746       --         --
                                                --------  --------  ---------
   Net cash used in investing activities.......  (38,766)  (36,490)  (265,096)
                                                --------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of ordinary shares.....                 54    203,173
 Proceeds from shareholder contribution, net of
  tax..........................................      --        322        --
 Net principal payments on short-term loans....  (51,254)      314   (166,222)
 Net principal payments on short-term related
  party loans..................................  (23,929)       80     (2,835)
 Principal payments on long-term debt..........  (15,351)  (13,634)  (209,665)
 Principal payments on capital lease
  obligations..................................   (5,331)   (9,401)    (9,719)
 Proceeds from long-term debt..................   91,756    14,453    486,270
 Net proceeds from exercise of stock options...      --        --       6,821
 Payment for interest rate cap.................     (202)      --         --
 Payments on acquired indebtedness.............      --        --     (23,078)
 Payments for termination of participating
  rights.......................................      --        --      (3,206)
 Payments for termination of redeemable
  participating rights.........................      --        --      (1,402)
 Payment of debt issuance costs................   (2,131)      --         --
                                                --------  --------  ---------
   Net cash (used in) provided by financing
    activities.................................   (6,442)   (7,812)   280,137
                                                --------  --------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS..............................      920    (3,418)    (1,687)
                                                --------  --------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS................................... $ 15,650  $(11,402) $   5,698
CASH AND CASH EQUIVALENTS, beginning of
 period........................................    7,992    23,642     12,240
                                                --------  --------  ---------
CASH AND CASH EQUIVALENTS, end of period....... $ 23,642  $ 12,240  $  17,938
                                                ========  ========  =========

 The accompanying notes are an integral part of these combined and consolidated financial statements.

                       IFCO SYSTEMS N.V. and SUBSIDIARIES

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands of US$)

                                                       Year Ended December
                                                               31,
                                                      ------------------------
                                                       1998    1999     2000
                                                      ------  -------  -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest............................. $6,959  $12,143  $25,134
  Cash paid for income taxes......................... $   64  $    92  $   470
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
 FINANCING ACTIVITIES:
  Accretion of minority interest..................... $1,274  $ 1,077      --
  Participating rights............................... $  (61) $  (328)     --
  Redeemable participating rights.................... $  149  $  (153)     --
  Purchase of containers on capital leases........... $9,382  $13,984  $ 8,115
  Merger costs included in accounts payable..........    --   $ 4,100      --
  Container purchases included in accounts payable...    --   $16,484  $ 2,043


 The accompanying notes are an integral part of these combined and consolidated financial statements.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                       IFCO SYSTEMS N.V. and SUBSIDIARIES
   (In thousands of US$ except per share amounts or unless otherwise stated)

1. Business and Organization:

   IFCO Systems N.V. ("IFCO Systems" or the "Company"), which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), IFCO Systems North America, Inc. and its subsidiaries ("IFCO North America") and the newly founded IFCO Online AG ("IFCO Online").

   IFCO Systems was founded for the purpose of merging the IFCO companies, which consisted of IFCO Europe, MTS Okologistik GmbH ("MTS"), and IFCO International Network Beteiligungsgesellschaft mbH, formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL"), ("IFCO International"), and their subsidiaries, with PalEx, Inc. and its subsidiaries ("PalEx"), which subsequently changed its name to IFCO North America (the "Merger"). Subsequent to the Merger, MTS became a subsidiary of IFCO Europe and IFCO International was merged into IFCO Europe.

   With the completion of the Merger on March 8, 2000, the IFCO companies' returnable plastic container ("RPC") systems were combined with IFCO North America's pallet and industrial container operations. The Company is a provider of round-trip systems internationally, managing a pool of approximately 70.6 million owned and leased RPCs in Europe and serving customers in 32 countries. RPCs are used for the flow of products through one whole distribution cycle and then are reused multiple times. The Company also owns and manages a rental pool of over 1.6 million pallets in Canada, making it one of the largest pallet rental pool owners and managers in North America. In addition, the Company is a provider of new and recycled pallets and industrial container services in North America. The Company's RPC operations are primarily in Europe and North America and its pallet and industrial container operations are in North America.

   The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are operations in approximately 66 locations in Europe, 11 locations in Japan, 6 locations in Argentina, 1 location in South Africa, and 120 locations in North America.

 The Company

   IFCO Europe, a German company that is 100% owned by the Company, was established in 1997 and is the holding company of IFCO GmbH, a German company, which was established in 1992. IFCO GmbH and its subsidiaries in Europe are involved in the organization and administration of the purchase, distribution and leasing of RPC systems in Germany and other European countries. The RPCs are rented primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RPCs to various intermediaries and ultimately to retailers for sale to consumers. IFCO GmbH delivers the empty RPCs to customers' bulk warehouses and collects the empty RPCs from regional service points, where the RPCs are transported to the Company's depots and cleaned for reuse. Prior to March 2000, IFCO Europe was 76% owned by IFCO Systems, with General Electric Erste Beteiligungs GmbH ("GE Erste"), a subsidiary of General Electric Capital Corporation ("GECC"), holding a minority interest. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC and GE Erste received options to increase its investment in IFCO Europe up to 100% after certain dates passed and criteria were met. GECC and GE Erste also received options to purchase 100% of MTS and up to 100% of SIL after certain dates passed and criteria were met. The GE Erste minority interest was purchased and all GECC and GE Erste options were released in connection with the Merger and initial public offering described below.

   MTS, a German company that is now 100% owned by IFCO Europe, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO GmbH.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   IFCO International, a German company that was 100% owned by the Company and subsequently merged into IFCO Europe, was established in 1994 to hold ownership interests in RPC systems in the Argentina, Japan and the United States. The operations in Argentina are wholly owned by a subsidiary and are consolidated within IFCO Europe. IFCO Europe, as predecessor of IFCO International, owns a 33% ownership investment in the Japanese operations and has agreed to fund the proportionate share of losses of the operations in Japan ("IFCO-Japan") in excess of its capital investment. IFCO-Japan is accounted for under the equity method. The business processes of these operations are generally similar to those of IFCO GmbH.

   IFCO-U.S., L.L.C. ("IFCO-U.S."), a U.S. company that is now 100% owned by IFCO Systems, operates the Company's RPC system in the United States. Prior to March 8, 2000, IFCO International held a 51% interest in IFCO-U.S. The remaining 49% interest was purchased in connection with the Merger and initial public offering described below. The business processes of these operations are generally similar to those of IFCO Europe.

   IFCO North America (formerly PalEx, Inc.), a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and December 2000, IFCO North America acquired, either directly or through other subsidiaries, 27 companies, three of which were its founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

   In August 2000, the Company founded a new subsidiary, IFCO Online. IFCO Online was created to provide a mechanism for the development of the Company's radio frequency identification ("RFID") and product platform tracking technologies.

   In November 2000, IFCO Europe purchased 10,000 shares of IFCO Asia for a 99.98% ownership interest. The operations of IFCO Asia did not begin until 2001.

 History

   Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH ("SLI"). Prior to November 22, 1999, SIL was a subsidiary of Gebruder Schoeller Beteiligungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI contributed its shares of IFCO Europe and MTS to IFCO Systems in exchange for 3,715,505 of the Company's ordinary shares. In addition, GSB contributed its shares of SIL to IFCO Systems in exchange for 1,259,495 of the Company's ordinary shares, effective November 22, 1999. Prior to the Company's initial public offering, IFCO Systems was 100% owned by Schoeller Logistic Technologies Holding GmbH, Pullach, Germany ("SLT"). SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities under common control using the historical basis of assets and liabilities transferred.

   Effective March 1, 2000, the Company issued a total of 13,750,000 ordinary shares to SLT in connection with its contribution of IFCO Europe, MTS, and IFCO International to the Company.

 The Merger, Initial Public Offering and related transactions

   On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO System's ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination and, therefore, IFCO North America's results of operations for the period from March 8, 2000 through December 31, 2000 are included in the accompanying combined and consolidated financials statements.

   In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares in March 2000, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option, were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of (Euro)200.0 million ($187.8 million based on exchange rates at December 31, 2000). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GECC and GE Erste described below, and to fund IFCO System's purchase of the remaining joint venture interest in IFCO-U.S.

   In addition, IFCO Systems, together with SLI, the shareholders of SLI, Schoeller Plast Industries GmbH ("SPI"), and GSB, each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GECC and GE Erste, in connection with the Merger and the IPO. Pursuant to that agreement, SLT, an affiliate shareholder of the Company, issued a (Euro)23.0 million, or approximately $19.8 million (based on the exchange rates as of June 15, 2001) convertible debenture (the "Debenture") to GE Erste in exchange for the contribution of its minority interest in IFCO Europe owned. SLT then contributed this minority interest to the Company in exchange for 1,250,000 of the Company's ordinary shares. The Company also paid GECC and GE Erste (Euro)22.0 million, or approximately $21.0 million (as of March 8, 2000), in consideration for the release of GECC and GE Erste's options and other rights to purchase shares of the IFCO Companies. The issuance of the Debenture to GE Erste by SLT and the payment for the options of the Company were accounted for as a purchase of minority interest in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). The excess of the Debenture and cash payment over the value of the balance in minority interest has been allocated to goodwill.

   On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of (Euro)60.8 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of (Euro)18.0 million ($17.2 million).

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of (Euro)4.1 million ($3.9 million) to SPI for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately (Euro)0.9 million ($0.8 million).

   On March 8, 2000, the Company paid (Euro)1.4 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

   On March 8, 2000, the Company repaid all short-term related party loans.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   On March 10, 2000, the Company paid $5.0 million to Intertape Polymer Group, Inc. for its 49% interest in IFCO-US, giving the Company 100% ownership of IFCO-U.S. This transaction was accounted for as a purchase of minority interest in accordance with APB 16.

   Prior to the Merger, during the quarter ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying combined and consolidated financial statements to reflect the split. Nominal value was changed from (Euro)10 to (Euro)2. Subsequent to the split, in March 2000, the Company increased the authorized ordinary shares to 100,000,000.

 Companies Acquired by Purchase in 2000

   Subsequent to the Merger, but prior to December 31, 2000, the Company purchased 3 additional pallet companies and one additional drum company (collectively, the "2000 Purchased Companies") in separate transactions. The total purchase price for the 2000 Purchased Companies was approximately 1.0 million ordinary shares of the Company, approximately $73.4 million in cash, and approximately $6.6 million principal amount of a subordinated note. See additional information in Note 3.

 Discontinued Operations

   Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx's site infrastructure and operations with IFCO Systems' logistics systems and services businesses. In performing this assessment the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business and, in management's opinion, is not a growth business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in August 2000. The Company retained Batchelder & Partners, Inc. to assist in matters related to the divestiture of its new pallet manufacturing operation. Negotiations with a limited number of buyers started in late December 2000, and the divestiture is expected to be substantially completed in the third quarter of 2001 based upon a current offer. The offer was received in May 2001, and is the primary basis for calculating the amount of the estimated loss on the disposal of the new pallet manufacturing segment recorded in the fourth quarter of 2000. The Company initially expected to receive sales proceeds approximately equal to the carrying value of the net assets of the new pallet manufacturing operations. However, because of increased competition in the pallet business in the United States and the declining profitability of the new pallet manufacturing operations, the sales offers were much lower than expected. The proceeds of the sale of the new pallet manufacturing segment will be used to reduce the principal amount due under the Amended Term Loan (see Note 6).

   Revenues relating to discontinued operations were $136.3 million for the year ended December 31, 2000. The loss from discontinued operations for the year ended December 31, 2000 includes an allocation of interest expense of $3.9 million.

   The results of operations for the year ended December 31, 2000 reflect a provision for loss on the disposal of the new pallet manufacturing operation of $59.9 million (net of applicable income tax benefit of $0.9 million), which includes: 1) $2.8 million for operating losses during the phaseout period (the period from January 1, 2001 to the anticipated disposal date), including interest of $3.8 million; 2) costs and expenses to exit the manufacturing operation of $2.0 million; and 3) the carrying amount of the net assets of the new pallet

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

manufacturing operation in excess of the estimated proceeds from disposal of approximately $55.1 million. Proceeds to the Company from the disposal of the new pallet manufacturing operation are expected to total $54.3 million.

   At December 31, 2000, the net assets of the discontinued operations, at net realizable value, of approximately $54.3 million consisted of $20.9 million of current assets, $27.1 million of property, plant and equipment, deductions for an allowance for the estimated loss on disposal and $6.3 million of other assets.

   The Company's continuing operations will consist of RPC distribution, rental and management, drum reconditioning, pallet services, pallet distribution for national customers and pallet rental and systems. The Company will endeavor to maintain a close strategic relationship with the prospective buyers of the new pallet manufacturing segment, which could serve as a source of pallets for the Company's pallet leasing and distribution activities.

2. Summary of Significant Accounting Policies:

 Basis of Presentation

   Periods prior to the contribution of shares to IFCO Systems in November 1999, described in Note 1 represent the combined financial statements of IFCO Europe, MTS, and SIL. Periods subsequent to the contribution represent the consolidated financial statements of IFCO Systems and subsidiaries. The contribution of shares to IFCO Systems has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS, and SIL to paid-in capital of IFCO Systems within the combined and consolidated statements of shareholders' equity. The accompanying combined and consolidated financial statements present IFCO North America and the 2000 Purchased Companies from their respective dates of acquisition. All significant intercompany transactions and balances between the combined and consolidated companies have been eliminated. Combined financial statements are presented in the same manner as consolidated statements, except that the combined financial statements reflect all equity accounts of the combined companies without elimination.

 Accounting Principles

   The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems and the European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies. All amounts previously reported in Deutsch marks have been restated in euros using the January 1, 1999 exchange rate of 0.51129.

 Reclassifications

   Certain reclassifications have been made in the 1998 and 1999 financial statements to conform to the 2000 presentation.

 Fiscal Year

   The Company maintains it accounting records using a calendar year, except for IFCO North America, which uses a 52/53-week year generally ending on the last Sunday in December.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

 Inventories

   Pallet services and drum reconditioning inventories are valued at the lower of cost or market, with cost primarily determined on a first-in, first-out basis or by specific identification. The cost of finished goods inventory includes direct materials, direct labor, and overhead. RPC granulate inventories are valued at the lower of cost or net realizable value.

 Property, Plant and Equipment

   Property, plant and equipment acquired in purchase business combinations is recorded at fair value. All other property, plant, and equipment acquired are carried at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives. The straight-line method of depreciation is utilized for financial reporting purposes, but accelerated methods are used for tax purposes.

   Included in property, plant and equipment is the Company's RPC rental pool, which is being depreciated to estimated salvage value using the straight line method over 5 to 10 years, with the main RPC rental pool being depreciated over 8 years.

   The Company makes periodic assessments of the useful life of its RPC rental pool. The Company relies on historical information to determine estimates of future RPC breakage and pool development and takes this information into consideration in determining an appropriate useful life for depreciating the RPC rental pool. Based on this analysis during the year ended December 31, 2000, the Company reassessed its estimate of the useful life for its RPC rental pool, and determined that the historical and expected trend in RPC breakage and pool development supports an eight-year life for the main RPC pool. The Company historically recorded depreciation based on the estimate of useful crate lives ranging from 8 to 15 years with periodic adjustments for actual crate breakage. The Company believes that the cost of the entire RPC rental pool is better allocated systematically over 8 years as a result of historical trend analysis. This change was applied on a prospective basis. The results of operations for the year ended December 31, 2000, include an incremental depreciation charge to cost of sales of $9.2 million, or $.24 per share, for a reduction in the cost of the Company's RPC rental pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the main RPC rental pool. This amount was recorded in the fourth quarter of the year ended December 31, 2000. The effect of this adjustment on previous quarters is not determinable.

   The Company's pallet rental pool in Canada is being depreciated to estimated salvage value using the straight-line method over 30 years.

   Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other expense, net, in the accompanying combined and consolidated statements of operations.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   The Company follows the reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically assesses the realizability of its property, plant and equipment pursuant to the provisions of SFAS No. 121. The results of operations for the year ended December 31, 2000 include a long-lived asset impairment charge of $4.9 million to reflect the impairment of a special RPC pool called Econoboxes. The Econobox program, which was started in 1998, consisted of a relatively large container which presented reliability and durability characteristics. The Econobox program was allowed to continue to develop during 1998 and 1999, but was determined to be unviable in 2000 due to an underdeveloping market. The impairment charge was recorded in the fourth quarter of the year ended December 31, 2000 and is presented in cost of sales-RPC and pallet rentals in the accompanying consolidated statement of operations for the year ended December 31, 2000. Management believes that there has been no further impairment of property, plant and equipment as reflected in the Company's consolidated financial statements as of December 31, 2000.

   The Company follows the reporting requirements of SFAS No. 13 "Accounting for Leases". Leases classified as capital leases are recognized as assets and liabilities in the accompanying combined and consolidated balance sheets at amounts equal at the inception of the lease to the present value of the minimum lease payments or, if lower, to the fair value of the leased asset. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected use on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

 Goodwill and Other Intangible Assets

   Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 to 30 years (weighted average life of 29 years).

   Software development costs are accounted for in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." All costs incurred prior to the development stage of a software product created or obtained for internal use are charged to expense as incurred. The development stage of a computer software product begins once the design of the product is created, inclusive of software configuration and software interfaces. The development stage also includes coding, installation of software onto hardware and testing. Costs incurred during the development stage are capitalized and are amortized on a straight-line basis over the estimated useful economic lives of the software, not to exceed four years, once the product is substantially complete and ready for its intended use. Such capitalized costs are reported at the lower of unamortized cost or net realizable value. Costs of training and maintenance are charged to expense when the costs are incurred. As of December 31, 1999 and 2000, unamortized software costs were $0.9 million and $3.2 million, respectively. Amortization of capitalized internal software development costs totaled $0.2 million for each of the years ended December 31, 1998 and 1999 and $0.9 million for the year ended December 31, 2000.

   In accordance with SFAS No. 121, the Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount or amortization periods of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets for continuing operations as reflected in the accompanying combined and consolidated financial statements as of December 31, 2000, in accordance with SFAS No. 121.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Investment in Equity Entities

   Entities for which the Company has between 20% and 50% of voting rights, and over which the Company exercises significant influence are accounted for using the equity method.

   The Company uses the equity method to account for its investment in IFCO-Japan. Through December 31, 1999, SIL's share of operating losses in IFCO-Japan exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment as accumulated losses in excess of investment in equity entities in the accompanying combined and consolidated balance sheets. During 2000, IFCO-Japan had net income, and as a result SIL has recorded its proportionate share of the net income in excess of the 1999 accumulated losses in other assets on the accompanying consolidated balance sheet as of December 31, 2000. IFCO-Japan's income and losses that have been recorded are included in losses from equity entities in the accompanying combined and consolidated statements of operations.

   Prior to March 8, 2000, the Company used the equity method to account for its investment in IFCO-U.S. Through March 8, 2000, SIL's share of the operating losses in IFCO-U.S. exceeded its initial capital investment. SIL recorded its proportionate share of the losses in IFCO-U.S. in excess of its investment as accumulated losses in excess of investment in equity entities in the accompanying combined and consolidated balance sheets, as SIL agreed to fund its proportionate share of the losses. The loss that has been recognized by SIL with respect to IFCO-U.S. is recorded in losses from equity entities in the accompanying combined and consolidated statements of operations. Effective March 8, 2000, IFCO-U.S. became a wholly-owned subsidiary of the Company, and its results of operations for the period from March 8, 2000 are included in the accompanying combined and consolidated financial statements.

 Refundable Deposits

   The Company receives deposits from certain customers upon crate delivery that is classified as refundable deposits in the accompanying combined and consolidated balance sheets. These deposits are refunded by the Company when the crates are returned.

 Participating Rights

   The Participating rights in IFCO GmbH were originally issued to SPI, a company wholly owned by SLI, with a nominal value of (Euro)5.1 million ($4.8 million). The rights had no voting rights and were issued for an unlimited period. The rights were terminated in conjunction with the Merger and IPO. The participating rights shared in IFCO GmbH's profits up to a maximum of (Euro)0.8 million ($0.8 million) per year, before any other distributions were made, and in IFCO GmbH's losses in the amount of 10% per year until the balance was exhausted.

   On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of (Euro)4.1 million ($3.9 million) to SPI for the termination of the participating rights. This payment was an estimate of the amount required to terminate the participating rights. SPI reimbursed the Company in December 2000 for approximately (Euro)0.9 million ($0.8 million) for an over-payment made by the Company to SPI on March 8, 2000.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

 Redeemable Participating Rights

   In 1996, SIL received (Euro)1.0 million ($1.2 million) from Alexander Schoeller & Co. Management Holding GmbH ("ASMH"), a company which is wholly owned by the Schoeller family. Each year that SIL recognized a profit under German GAAP, ASMH was entitled to (Euro)0.1 million ($0.1 million) per annum. This amount was cumulative, and any unpaid balance due to SIL's lack of profit bore interest at 6.0% per annum. ASMH did not participate in SIL's losses, and had no voting rights in SIL. On March 8, 2000, the Company paid (Euro)1.4 million ($1.4 million) to ASMH to terminate these redeemable participating rights.

 Income Taxes

   The Company uses the liability method of accounting for income taxes, wherein deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

 Revenue Recognition

   The Company's combined and consolidated revenues are primarily generated from 1) crate rental fees that are recognized over the Company's service obligation period, which is complete when the customer's product is removed from the crates and the crate is returned to the Company, 2) the sale of new and recycled pallets, 3) the reconditioning of steel containers, and 4) the rental of pallets. The Company also generates revenues from the rental of crates for specified periods of time, which are recognized on a straight-line basis over the rental term. Additionally, the Company generates revenues from the sale of broken crates.

   In December 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition", which summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company's revenue recognition policies comply with SAB 101 and, therefore, adoption of SAB 101 had no impact on the Company's combined and consolidated financial statements.

   The Company defers income related to the rental of RPCs based upon an estimate of the revenue cycle of RPCs. Deferred income related to RPCs was $5.5 million and $6.6 million as of December 31, 1999 and 2000, respectively.

 RPC Refurbishment Cost Capitalization

   The Company undertook a comprehensive review of its accounting for RPC refurbishment costs during the first quarter of 2000. The results of this review led the Company to conclude that it should adopt a new accounting method that it believes most fairly matches the RPC refurbishment costs with the revenue to which it is related. The Company now capitalizes refurbishing expenses when the RPC begins the trip cycle and subsequently records the proportionate expense throughout the trip cycle. The underlying reason for this change in accounting policy is that refurbishing the RPC prepares it for the next trip cycle. Prior to 2000, the Company charged cost of sales for refurbishing expenses when the RPC finished the trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with accounting principles

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

generally accepted in the United States, the new policy is preferable. Accordingly, this has been presented as a cumulative change in accounting principle in the accompanying consolidated statement of operations for the year ended December 31, 2000 as a credit of $0.80 million ($0.20 per share). Due to losses in the related tax jurisdiction, there was no tax effect on this cumulative change in accounting principle.

 Advertising Costs

   All advertising costs are expensed when incurred. Total advertising costs were $0.8 million, $1.5 million, and $2.9 million for the years ended December 31, 1998, 1999, and 2000, respectively.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures About Fair Values of Financial Instruments", and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments", require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's cash and cash equivalents, receivables, related party receivables, accounts payable, accrued expenses and other current liabilities, except for the interest rate cap of the 1999 senior facility agreement, approximates fair value due to the short-term maturity of these instruments. The carrying value of the Company's long-term debt approximates fair value due to variable interest rates. The cap used a derivative financial instrument, and as it was an integral part of the senior facility agreement, it could not be reliably segregated and measured. There were no published price quotations in active public securities markets and even though there are well-established valuation models, the data inputs to these models does not come from active markets. The interest rate cap was terminated along with the paydown and retirement of the previous senior facility agreement on March 8, 2000.

 Foreign Currency Transactions and Translation

   Sales and purchases in foreign currency are measured using the exchange rate on the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statements of operations. The foreign currency gains during the year ended December 31, 2000 relate primarily to intercompany loan agreements.

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

 Comprehensive Loss

   In 1997, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net loss or shareholder's (deficit) equity. SFAS No. 130 requires that the Company's foreign currency translation adjustments be included in other comprehensive loss.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates made by management include realization periods for goodwill and other intangible assets, depreciation lives for RPCs, and estimated loss on disposal of new pallet manufacturing operations. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

 Loss Per Share

   Loss per share--basic and diluted for the year ended December 31, 2000 was computed using the 38,823,105 weighted average number of ordinary shares outstanding. These shares include the shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to the remaining shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, the shares issued in conjunction with the acquisition of the 2000 Purchased Companies, and the shares issued through December 31, 2000 pursuant to the exercise of stock options. The effect of unexercised employee stock options of 3,347,867, unexercised non-employee stock options of 1,068,700 and unexercised non-employee warrants of 151,000 determined under the treasury method was anti-dilutive and therefore loss per share--basic and diluted was the same for the year ended December 31, 2000.

   For comparative purposes loss per share--basic and diluted for the years ended December 31, 1998 and 1999 were computed using the 20,000,000 ordinary shares, issued to the existing IFCO Companies' shareholders as a result of the reorganization of entities under common control prior to the Merger in 2000. The number of shares used in calculating loss per share--basic and diluted is the same, as the conversion of the minority interest would result in anti-dilution.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 1999, the FASB issued SFAS No. 137, which deferred the effective date for SFAS No. 133 to all fiscal years beginning after June 15, 2000, with earlier application encouraged. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that all derivative financial instruments be recognized as either assets or liabilities on the balance sheet at their fair values and that accounting for the changes in their fair values is dependent upon the intended use of the derivatives and their resulting designations. The Company does not use derivatives such as futures, forwards, options or swaps to hedge the effects of fluctuations in the price of lumber or changes in interest rates and foreign currency values. The Company has determined that adopting these standards will have no material impact on its combined and consolidated financial statements.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


3. Business Combinations:

 Acquisition of PalEx and IFCO-U.S.

   The acquisition of PalEx and the remaining interest in IFCO-U.S. were accounted for as purchase business combinations and have been reflected in the Company's consolidated financial statements effective on the date of the Merger. The aggregate consideration paid in these transactions was $91.5 million in cash, 7.4 million of the Company's ordinary shares with a fair value of approximately $110.7 million based on the IPO price of the ordinary shares, and 1.0 million vested options, in exchange for vested PalEx options, with a fair value of approximately $7.3 million. Management is of the opinion that there are no material separately identifiable intangible assets as part of these acquisitions. The accompanying consolidated balance sheet as of December 31, 2000 includes allocations of the total purchase price of $209.5 million as follows:

            Cash paid, net of cash acquired..... $  91.5
            Fair value of ordinary shares.......   110.7
            Fair value of converted PalEx
             options............................     7.3
                                                 -------
                                                   209.5
            Fair value of assets acquired.......  (179.2)
            Fair value of liabilities assumed...   213.6
                                                 -------
            Goodwill............................ $ 243.9

 Acquisition of the 2000 Purchased Companies

   During 2000, IFCO North America acquired the 2000 Purchased Companies, which were accounted for as purchase business combinations and have been reflected in the Company's consolidated financial statements from their respective dates of acquisition. Three of these companies are engaged in pallet recycling and one is engaged in the reconditioning of steel drums. The aggregate consideration paid in these transactions was approximately $73.4 million in cash, 1.0 million of the ordinary shares of the Company with an estimated fair value of approximately $22.1 million, and issuance of subordinated notes payable to former shareholders of approximately $6.6 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and the purchased companies had reached agreement on the purchase price and the proposed transaction was announced. Management is of the opinion that there are no material separately identifiable intangible assets as part of these acquisitions. The accompanying consolidated balance sheet as of December 31, 2000 includes allocations of the total purchase price of $102.1 million as follows:

            Cash paid, net of cash acquired...... $ 73.4
            Fair value of ordinary shares........   22.1
            Subordinated notes payable issued....    6.6
                                                  ------
                                                   102.1
            Fair value of assets acquired........  (26.4)
            Fair value of liabilities assumed....   16.8
                                                  ------
            Goodwill............................. $ 92.5

   In conjunction with the acquisition of one of the 2000 Purchased Companies, the Company entered into an agreement to pay to the sellers an amount not to exceed $3.0 million as additional purchase price, to be determined based upon the purchased company's prospective results of operations through December 31, 2001, as defined. Amounts due under this contingency, if any, will be accrued as part of the purchase price when the contingency is resolved in 2001.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Pro Forma Presentation

   The following table sets forth unaudited pro forma statements of operations data of the Company which reflects adjustments to the combined and consolidated financial statements to present the effect of the acquisitions of PalEx, IFCO-U.S., and the 2000 Purchased Companies and the disposition of pallet manufacturing as if the acquisitions and disposition were effective January 1, 1999 and January 1, 2000, respectively (amounts in thousands, except per share data):

                                                             Year Ended
                                                      -------------------------
                                                      December 31, December 31,
                                                          1999         2000
                                                      ------------ ------------
                                                             (unaudited)
   Revenues..........................................  $    456.7   $    494.3
                                                       ----------   ----------
   Net loss before extraordinary item................  $       --   $   (104.4)
   Net loss..........................................  $    (11.0)  $   (110.0)
                                                       ----------   ----------
   Net loss per ordinary share--basic and diluted....  $    (0.26)  $    (2.54)
                                                       ==========   ==========
   Weighted average ordinary shares..................  41,469,710   43,303,419

   Pro forma adjustments included in the amounts above primarily relate to adjustments to interest expense attributable to incremental borrowing levels and incremental interest rate levels, amortization of goodwill and adjustment to the income tax provisions based on pro forma operating results. Net loss per ordinary share--basic and diluted assumes all shares had been outstanding for the periods presented.

4. Property, Plant and Equipment:

   Property, plant and equipment consists of the following:

                                                 Estimated  As of December
                                                  Useful          31,
                                                 Lives in  ------------------
                                                   Years     1999      2000
                                                 --------- --------  --------
   Land.........................................           $    --   $  3,379
   Buildings....................................   15-40        --     10,912
   Crates.......................................    5-10    189,964   216,360
   Pallet pool..................................      30        --     18,340
   Machinery and equipment......................    4-10      6,641    39,397
   Furniture and fixtures.......................    4-10      3,910     4,362
   Tractors and trailers........................     5-6        --      5,633
                                                           --------  --------
                                                            200,515   298,383
   Less: Accumulated depreciation and
    amortization................................            (32,837)  (39,282)
                                                           --------  --------
                                                           $167,678  $259,101
                                                           ========  ========

   Depreciation expense for continuing operations for the years ended December 31, 1998, 1999, and 2000, was $10.4, $12.8, and $45.9 million respectively. Of the total assets above, costs of $38.3, $37.2 and $36.1 million, and accumulated depreciation of $1.0, $2.9 and $4.2 million are held under capital leases as of December 31, 1998, 1999, and 2000, respectively.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

   The depreciation expense for the year ended December 31, 2000 includes a charge for $9.2 million to reflect reduction in the cost of the Company's main RPC pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the main RPC pool. (see
Note 2).

5. Detail of Certain Balance Sheet Accounts:

 Receivables

   The major components of receivables are as follows:

                                                               As of December
                                                                    31,
                                                              -----------------
                                                               1999      2000
                                                              -------  --------
   Trade..................................................... $61,723  $110,267
   Less: Allowance for doubtful accounts.....................  (4,706)   (8,922)
   Other.....................................................   3,721       --
                                                              -------  --------
                                                              $60,738  $101,345
                                                              =======  ========

   The Company's allowance for doubtful accounts consists of the following:

                                                      Year Ended December
                                                              31,
                                                     ------------------------
                                                      1998    1999     2000
                                                     ------  -------  -------
   Balance, beginning of year....................... $5,886  $ 6,079  $ 4,706
   Write-offs.......................................   (887)  (1,996)  (1,904)
   Additional provisions............................    540    1,277    6,419
   Increase (decrease) due to foreign exchange
    translation.....................................    540     (654)    (299)
                                                     ------  -------  -------
                                                     $6,079  $ 4,706  $ 8,922
                                                     ======  =======  =======

 Inventories

   The major components of inventories are as follows:

                                                                 As of December
                                                                      31,
                                                                 --------------
                                                                  1999   2000
                                                                 ------ -------
   RPC Granulate................................................ $4,101 $ 3,021
   Pallet services and drum reconditioning inventories--
     Raw materials..............................................    --    7,274
     Work-in-process............................................    --    1,714
     Finished goods.............................................    --    8,625
                                                                 ------ -------
                                                                 $4,101 $20,634
                                                                 ====== =======

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Goodwill and Other Intangible Assets

   The major components of goodwill and other intangible assets are as follows:

                                                               As of December
                                                                    31,
                                                              -----------------
                                                               1999      2000
                                                              -------  --------
Debt issuance costs.......................................... $ 7,974  $ 15,163
Merger costs.................................................   5,051       --
Goodwill.....................................................   3,496   295,860
Software.....................................................   2,974     3,240
Other intangible assets......................................   1,215     1,393
                                                              -------  --------
                                                               20,710   315,656
Less: Accumulated amortization............................... ( 3,407)  (10,129)
                                                              -------  --------
                                                              $17,303  $305,527
                                                              =======  ========

   The 1999 debt issuance costs and 1999 accumulated amortization relate to old debt of the IFCO companies. These costs and related accumulated amortization were written off in 2000. The 1999 merger costs relate to direct merger costs incurred in conjunction with the Merger. These costs were included in the purchase price allocation upon completion of the Merger.

   The 2000 debt issuance cost are associated with long-term debt and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense of debt issuance costs is included in interest expense in the accompanying combined and consolidated statements of operations.

6. Debt:

 Long-Term Debt

   On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the "Senior Credit Facility"), to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems' other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the co-arrangers, and Bank One, Texas, NA is also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

   The results of operations for the year ended December 31, 2000 include an extraordinary loss on the early extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the Merger and related transactions. Due to losses in the related tax jurisdiction, there was no tax effect on this extraordinary loss on the early extinguishment of debt.

   In April of 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement (the "Amended Senior Credit Facility") to substantially modify the terms of the Senior Credit Facility.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Terms of Senior Credit Facility from the closing date of the IPO and the Merger to December 31, 2000

   The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the "Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.3 million (the "Revolver"). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million.

   IFCO North America had available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduced availability under the Revolver on a dollar-for-dollar basis. IFCO North America could obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the Revolver, issued by Canadian Imperial Bank of Commerce World Markets Corp. and Bank One, NA. Drawings under any letter of credit are to be reimbursed by IFCO North America on the same business day if the draw is presented and notice is provided to IFCO North America prior to 12:00 P.M. Chicago time. Letters of credit issued also reduce availability under the Revolver.

   IFCO North America was able to draw on the Revolver through March 8, 2003 and the Revolver matured on March 8, 2006. The Revolver may be utilized to make capital expenditures and to finance the working capital needs of IFCO Systems and its subsidiaries in the ordinary course of business. The Revolver was also used to pay fees and expenses related to the merger transactions. The borrowing base under the Revolver is based on a percentage of IFCO Systems' eligible receivables, eligible inventories, and eligible RPCs. Eligible receivables excludes receivables in certain European countries in which a security interest in such receivables cannot be perfected. Eligible inventories include pallets that IFCO Systems and its subsidiaries own for rent to third parties. Eligible RPCs include those RPCs owned by IFCO-U.S.

   The outstanding amounts under the Term Loan and the Revolver, as well as the swingline facility described above, bore interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the Senior Credit Facility agreement, and changes quarterly. The rates range from a high of 300 basis points over LIBOR and 200 basis points over prime rate, to a low of 200 basis points over LIBOR and 100 basis points over prime rate. As of December 31, 2000, the outstanding debt under the Term Loan and Revolver had a weighted average interest rate of 9.0% per annum.

   The outstanding amounts under the Term Loan and the Revolver were repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

 Terms of Amended Senior Credit Facility, effective as of December 31, 2000

   In April 2001, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement (the "Amended Senior Credit Facility") with an effective date of December 31, 2000. The Amended Senior Credit Facility provides for borrowings of up to $178.0 million and consists of (1) a term loan

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

facility in an aggregate principal amount of $78.0 million (the "Amended Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the "Amended Revolver"). There are no additional borrowings available on the Amended Term Loan, nor are there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of IFCO North America's manufacturing operation. The Amended Term Loan is payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount is permanently reduced by any required principal reduction.

   The Amended Senior Credit Facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility, provided however, loans under the Amended Senior Credit Facility shall no longer be made in Canadian dollars.

   The Amended Senior Credit Facility permits cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

   The Amended Term Loan and Amended Revolver bear interest at a high of 400 basis points over LIBOR and 250 basis points over prime rate, to a low of 275 basis points over LIBOR and 200 basis points over prime rate.

   There was $136.0 million outstanding under the Senior Credit Facility as of December 31, 2000, including (Euro)51.1 million (or $48.0 million) under the multi-currency swingline facility, $78.0 million under the Term Loan, and $10.0 million under the Revolver. There was $42.0 million available for borrowing under the Revolver as of December 31, 2000.

 Terms of Amendment No. 1 and Consent to Amended Credit Facility, Effective as of June 12, 2001

   In June 2001, we entered into an amendment of terms on and consent with respect to the amended credit facility. The amendment includes an amendment of the definition of consolidated _ngs before interest, taxes, depreciation, and amortization ("EBITDA"), restrictions on payments in respect of the senior subordinated notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems' and IFCO North America's ability to make optional payments in respect of other long-term debt.

   Pursuant to the amendment and consent, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems' pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

 Terms Common to the Senior Credit Facility and the Amended Senior Credit
 Facility

   IFCO North America's obligations are guaranteed by IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America's obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   The Senior Credit Facility and Amended Senior Credit Facility contain a number of covenants that, among other things, limit IFCO Systems' and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At December 31, 2000, the Company was in compliance with all financial covenants of the Amended Senior Credit Facility.

   The Senior Credit Facility and Amended Senior Credit Facility contain customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

 Senior Subordinated Notes

   On March 8, 2000, IFCO issued (Euro)200.0 ($187.8 million based on exchange rates at December 31, 2000) million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems' existing and future senior debt, including IFCO Systems' obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems' corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter in to sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

   Long-term debt and senior subordinated notes consist of the following:

                                       As of December
                                             31,
                                      ------------------
                                        1999      2000
                                      --------  --------
            Senior subordinated
             notes................... $    --   $187,760
            Senior credit facility...            135,973
            SFA term loan............   32,840       --
            SFA credit facilities....   18,706       --
            SSA term loan............   18,045       --
            Other....................      447     7,570
                                      --------  --------
                                        70,038   331,303
            Less: current
             maturities..............  (70,038)   (3,807)
                                      --------  --------
                                      $    --   $327,496
                                      ========  ========

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   The maturities of long-term debt and senior subordinated notes are as follows for the year ending December 31, 2000:

                                                                         Amount
                                                                        --------
      2001............................................................. $  3,807
      2002.............................................................    9,515
      2003.............................................................  126,920
      2004.............................................................    1,740
      2005.............................................................    1,245
      Thereafter.......................................................  188,076
                                                                        --------
                                                                        $331,303
                                                                        ========

 Receivable Factoring

   The credit facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, previously entered into a factoring agreement under which IFCO GmbH companies could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, is held in an escrow account and is remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 6.22% as of December 31, 2000. These IFCO GmbH companies factored approximately 46% of its receivables and incurred factoring and interest charges of $4.0 million, $4.3 million and $3.6 million for years ended December 31, 1998, 1999 and 2000, respectively. These charges are shown as factoring charges on the accompanying combined and consolidated statements of operations.

 Capital Lease Obligations

   The Company has entered into leases with third parties principally for RPCs that are accounted for as capital leases. The future minimum lease payments for assets under capital leases, together with the present value of minimum lease payments, were as follows as of December 31, 2000:

                                                                        Amount
                                                                        -------
      2001............................................................. $11,203
      2002.............................................................  10,046
      2003.............................................................  10,823
      2004.............................................................     984
      2005.............................................................   1,333
      Thereafter.......................................................     581
                                                                        -------
      Total future minimum lease payments..............................  34,970
      Less amounts representing interest, at 6.18%-8.64%...............  (3,712)
                                                                        -------
                                                                        $31,258
                                                                        =======
      Current.......................................................... $ 9,388
      Non-current......................................................  21,870
                                                                        -------
      Total............................................................ $31,258
                                                                        =======

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

7. Minority Interest:

   In 1999 IFCO Europe had outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share was entitled to 16% of the vote on all matters of which common shareholders were entitled to vote. The other 84% of votes were held by the common shareholders. The holder of the preferred share participated in 24% of the profits of IFCO Europe. However, the preferred share had preference over the first (Euro)1,150 ($1,153) of profits before any profits were distributed to the common shareholders. SLT has purchased the minority interest and contributed it to the Company in conjunction with the Merger and the IPO.

8. Income Taxes

                                                       Year Ended December
                                                               31,
                                                      ------------------------
                                                       1998    1999     2000
                                                      ------  -------  -------
Loss before income taxes
  Germany............................................ $3,802  $ 3,532  $26,515
  Foreign............................................  3,539    8,911   16,310
                                                      ------  -------  -------
    Total............................................ $7,341  $12,443  $42,825
                                                      ======  =======  =======
Income tax (provision) benefit
Current
  Germany............................................ $  --   $  (106) $   (54)
  Foreign............................................   (210)    (214)    (784)
                                                      ------  -------  -------
    Total current.................................... $ (210) $  (320) $  (838)
                                                      ------  -------  -------
Deferred
  Germany............................................    --       --       --
  Foreign............................................                    1,497
                                                      ------  -------  -------
    Total deferred...................................    --       --     1,497
                                                      ------  -------  -------
    Total (provision) benefit........................ $ (210) $  (320) $   659
                                                      ======  =======  =======
    Included in discontinued operations.............. $  --   $   --   $   904
                                                      ======  =======  =======
    From continuing operations....................... $ (210) $  (320) $  (245)
                                                      ======  =======  =======

   The differences in income taxes provided, excluding discontinued operations, and the amounts determined by applying appropriate blended statutory tax rates to loss before income taxes result from the following:

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1998     1999      2000
                                                   -------  -------  --------
Tax benefit (provision) at blended statutory rate
 (48.8% for 1998 and 1999, 35.2% for 2000)........ $ 3,582  $ 6,072  $ 15,071
(Decrease) increase resulting from:
  Movement in valuation allowance.................  (3,605)  (6,133)  (12,646)
  Participating rights............................     (30)    (160)      --
  Non-deductible finance charges..................    (348)    (304)     (640)
  Goodwill amortization...........................    (118)    (141)   (1,389)
  Other...........................................     309      346      (641)
                                                   -------  -------  --------
    Income tax provision.......................... $  (210) $  (320) $   (245)
                                                   =======  =======  ========

        NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   In 1998 and 1999, deferred taxes have been provided at the expected tax rate for earnings of 48.8% in total. In 2000, due to a change in tax legislation in Germany with respect to the tax rate for corporate income tax purposes, expected German tax rates for earnings has been reassessed to 36.0%. Due to the reassessment of the German expected tax rate on earnings, the current year's tax benefit at the statutory rate decreased by approximately $4,751.

   Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company's net deferred tax liability are as follows:

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      2000
                                                             --------  --------
   Deferred income tax liabilities:
     Accelerated depreciation............................... $ 75,323  $ 68,334
     Unrealized foreign currency gain.......................      --      2,763
     Deferred financing costs...............................      --      2,642
     Other..................................................    7,674     3,117
                                                             --------  --------
       Total deferred income tax liabilities................   82,997    76,856
   Deferred income tax assets:
     Carryforward losses....................................   78,222    72,622
     Capitalized crate cost.................................   16,240    10,723
     Patent.................................................    2,626     1,555
     Allowance for doubtful accounts........................      --      1,833
     Inventory basis differences............................      --      1,027
     Other accruals and reserves............................      --      7,518
     Intercompany interest limitation.......................      --     10,264
     Interest on accretion..................................      526       125
     Other..................................................    4,974     3,708
                                                             --------  --------
   Total deferred income tax assets.........................  102,588   109,375
                                                             --------  --------
   Valuation allowance......................................  (19,591)  (35,383)
                                                             --------  --------
   Net deferred income tax assets...........................   82,997    73,992
                                                             --------  --------
   Deferred income tax liabilities, net..................... $    --   $  2,864
                                                             ========  ========

   Income tax payable at December 31, 1999 and 2000 was approximately $0.2 and $0.5, respectively, and is included in accrued liabilities in the accompanying combined and consolidated balance sheets.

   At December 31, 1999 and 2000, the Company has net operating loss carryforwards available as follows:

                                                                As of December
                                                                      31,
                                                               -----------------
                                                                 1999     2000
                                                               -------- --------
   Germany.................................................... $132,801 $185,737
   Foreign....................................................   27,489   12,184
                                                               -------- --------
     Total.................................................... $160,290 $197,921
                                                               ======== ========

   The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations partly expire through various dates until 2020. These loss carryforwards are available to offset future taxable income in their respective tax jurisdiction.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   A valuation allowance has been made by the Company to provide for the deferred tax assets. The valuation allowance is necessary for specific subsidiaries which have not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

   Activity in the Company's valuation allowance for deferred tax assets consists of the following:

                                                     Year Ended December 31,
                                                     ------------------------
                                                      1998    1999     2,000
                                                     ------- -------  -------
   Balance, beginning of year....................... $11,719 $17,371  $19,591
   Increase (decrease) due to foreign exchange
    translation.....................................   1,485  (3,120)  (1,013)
   Effect of tax rate changes.......................     --      --    (3,923)
   Additions during the year........................   4,167   5,340   20,728
                                                     ------- -------  -------
   Balance, end of year............................. $17,371 $19,591  $35,383
                                                     ======= =======  =======

   The valuation allowance allocated by tax jurisdiction is as follows:

                                                                 As of December
                                                                       31,
                                                                 ---------------
                                                                  1999    2000
                                                                 ------- -------
   Germany:
     Current.................................................... $   420 $ 1,197
     Long-term..................................................   7,848  19,927
                                                                 ------- -------
       Total Germany............................................   8,268  21,124
   Foreign:
     Current.................................................... $   --      162
     Long-term..................................................  11,323  14,097
                                                                 ------- -------
       Total Foreign............................................  11,323  14,259
                                                                 ======= =======
       Total.................................................... $19,591 $35,383
                                                                 ======= =======

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

9. Commitments and Contingencies:

 Litigation

   The Company is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on the accompanying combined and consolidated financial statements.

 Leasing Arrangements

   The Company leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 2000 are as follows:

                                                  Amount
                                                  -------
            2001................................. $ 8,642
            2002.................................   6,588
            2003.................................   5,120
            2004.................................   4,027
            2005.................................   2,376
            Thereafter...........................   8,183
                                                  -------
                                                  $34,936
                                                  =======

   Rent expense under operating leases was approximately $4.4 million, $3.9 million and $11.0 million for the years ended December 31, 1998, 1999, and 2000, respectively.

 Potential Environmental Liabilities

   In February 1998, a subsidiary of PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of PalEx Container Systems, Inc ("PCS"), a wholly owned subsidiary of PalEx. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

   Between March 1990 and July 1996, the EPA issued various administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2.0 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1.0 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing the previous orders.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   On June 12, 1998, a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-28JGG) (the "Zellwood Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

   DSF has maintained comprehensive general liability insurance coverage for over 37 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An insurer under one of such policies has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and IFCO North America's insurance recoveries.

   DSF and several other PRPs are currently negotiating with the EPA to settle the Zellwood Suit. DSF intends to vigorously defend the Zellwood Suit and pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site. Although there can be no assurance as to any ultimate liability of DSF under the Zellwood Suit, the amount of recoveries from other PRPs or the insurance coverage, or the amount of insurance recoveries, the Company's management believes that DSF's insurance coverage, recoveries from other PRPs and the obligations of DSF's former shareholders will be adequate to cover any liability or expenses of DSF arising from the Zellwood Suit. The accompanying combined and consolidated balance sheet as of December 31, 2000 includes a $2.0 million receivable from a former shareholder of DSF and a corresponding amount in other long-term liabilities.

 Employment Agreements

   The Company has entered into employment agreements with certain Company officers and management personnel. The remaining commitment under the terms of these agreements as of December 31, 2000 is approximately $9.2 million, and is payable as follows:

                                                   Amount
                                                   ------
            2001.................................. $4,734
            2002..................................  2,463
            2003..................................  1,486
            2004..................................    493
                                                   ------
                                                   $9,176
                                                   ======

   These employment agreements expire on various dates through 2004.

 Warrant

   On September 30, 1998, PalEx issued a warrant for the purchase of up to 250,000 shares of its common stock for professional advisory services at an exercise price of $11.375 per share, that would become exercisable upon the consummation of certain defined transactions, including, without limitation, the merger of PalEx with IFCO Systems. During 1999, this agreement was modified to also provide for the issuance of 200,000 shares of PalEx's common stock if certain criteria were met upon the closing of the merger between

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

PalEx and IFCO Systems. Upon completion of the Merger, the 250,000 warrants were converted to 151,000 warrants to purchase ordinary shares of the Company at an exercise price of $14.90 and the 200,000 shares of PalEx's common stock were awarded to the advisor for services provided and exchanged for approximately $0.7 million in cash and approximately 76,000 ordinary shares of the Company.

 Washing Depot Agreement

   In 2000, IFCO Systems entered into an agreement with a service provider to build a washing depot for crates in Denmark. This agreement includes an annual volume guarantee of crates for the next 10 years. As a result of IFCO Systems' revised logistic design for washing depots, management has determined that the terms of this agreement are not economically favorable. Therefore, IFCO Systems intends to negotiate an early termination or a more favorable amendment to this agreement. The maximum estimated exposure from terminating the agreement is approximately $1.6 million. IFCO Systems is in the process of starting negotiations with the service provider to restructure or terminate the agreement. The final outcome of such negotiations cannot be reasonably determined. However, IFCO Systems expects a significantly lower settlement payment to terminate the agreement or a favorable restructuring of the agreement.

10. Related Party Transactions:

 Crate Supply Contracts

   IFCO GmbH has historically purchased the majority of its RPCs through single-year supply contracts with SPI. During 1997, the Company entered into a ten-year supply agreement with SPI (which was subsequently assigned to Schoeller Plast AG, "SPAG") to provide all of the Company's RPCs. The supply agreement was negotiated on an arm's-length basis by GECC on behalf of IFCO GmbH and on market terms. SPAG will not provide RPCs to other third parties. SPAG unit prices are a function of their weight, the price for granulate and the actual quantity purchased by the Company. There is not a minimum purchase requirement. Changes in pricing may occur when SPI's production costs vary by more than 15%, as defined in the agreement. This supply agreement also states that the Company is to receive a fixed price per kilogram for broken containers that are recollected from the Company by SPAG. During 1998, 1999, and 2000, the Company paid SPI $46.4, $35.0, and $47.5 million, respectively, for RPCs. Sales of broken containers from the Company to SPAG totaled $9.4, $9.5, and $6.7 million in 1998, 1999, and 2000, respectively, and are included within revenues in the accompanying combined and consolidated statements of operations.

   During 2000, IFCO-U.S entered into a ten-year supply agreement with Schoeller Wavin Systems, Inc. ("SWS") to provide all of IFCO-U.S.'s RPCs. SWS is a wholly-owned subsidiary of Schoeller Wavin Systems N.V., an affiliate of the Schoeller family group of shareholdings. This agreement is generally similar to the supply agreement between SPAG and IFCO Europe. In addition, however, SWS has agreed to provide certain breakage warranties for the replacement of a percentage of broken RPCs previously and prospectively supplied by SWS. Also included are warranty credits that are based upon certain purchase volumes. These warranty credits are available in the event a certain RPC purchase commitment is met by IFCO-U.S for the years 2001 through 2004 in the amount of $1.5 million per year, except for the year 2002, in which an additional $1.0 million of warranty credit will be provided.

 Management fee

   Through December 31, 2000, the Company was a party to a management fee arrangement with SLI, which required the payment of $0.2 million per quarter for management advisory services, costs and expenses. A replacement management fee arrangement for 2001 has been approved which requires the annual payment of
(Euro)0.8 million ($0.6 million), payable in monthly installments.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   The Company has recorded $0.6, $1.0, and $0.8 million in costs under this contract during the years ended December 31 1998, 1999, and 2000, respectively, which are included in selling, general and administrative expenses in the accompanying combined and consolidated statements of operations.

 Related Party Working Capital Financing

   The Company has generated payables to and receivables from SPAG, primarily as a result of the purchase of crates from SPAG and the subsequent sale of broken crates to SPAG. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables and accrues interest on its payables at 7.5%.

   The Company has recorded net interest income from related parties, which principally consist of SLI and SPAG, of approximately $0.2, $0.1, and $0.05 million for the years ended December 31, 1998 and 1999, and 2000, respectively.

 Trade Credit Terms

   During the third quarter of 2000, the Company and SPAG renegotiated the terms upon which the Company would pay SPAG for RPCs in connection with SPAG's agreement to undertake additional RPC production and service responsibilities for the Company. Through November 30, 2000, the Company paid for RPCs within 15 days after their manufacture by SPAG. After November 30, 2000, the Company's payment terms for RPCs extended to 30 to 60 days after receipt of the RPCs.

 Marketing and Promotional Cost and Expense Reimbursement

   On July 13, 2000, the Company entered into an agreement with SWS in which SWS agreed to share in the costs related to the strategic growth of the RPC leasing and supply business in North America after the date of the Merger. Accordingly, the results of operations for the year ended December 31, 2000 include a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by SWS of marketing and promotional costs and expenses incurred by the Company in North America for its efforts in expanding the RPC leasing and supply business. The reimbursement from SWS was received by the Company in October 2000. The Company was a party to a similar agreement with SPAG during 1999, during which the Company received approximately $3.3 million for reimbursement of costs and expenses incurred in Europe.

 Consulting Agreement with Barkawi and Partner

   Barkawi and Partner, in which GSB holds a significant interest, has provided consulting services to IFCO Online for project management, business plan and transactions support in conjunction with the development of the business model of IFCO Online. The consulting charges of Barkawi and Partner were $0.4 million for the year ended December 31, 2000.

 Loans and Guarantees

   Martin Schoeller and Christoph Schoeller have, together, loaned IFCO International $800,000 at an interest rate of 5% per annum. The loan became due on December 31, 1998, and was extended to December 31, 2000. The purpose of the loan was to enable IFCO International to extend a loan of $800,000 to IFCO-U.S. This loan was repaid at the closing of the merger and the IPO.

   Additionally, pursuant to an agreement between Schoeller-U.S., Inc, and IFCO-U.S., Martin Schoeller and Christoph Schoeller have together loaned to IFCO-U.S. $300,000. The loans are to provide additional working capital to IFCO-U.S. The loans have an interest rate equivalent to the interest rate paid by IFCO-U.S. on loans to IFCO-U.S. from Intertape and were repaid upon the closing of the merger and the IPO.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   Martin Schoeller and Christoph Schoeller have each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total, or approximately $0.6 million, at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan was repaid in conjunction with the merger and IPO.

   Additionally, Martin Schoeller and Christoph Schoeller each loaned to IFCO International amounts totalling (Euro)0.1 million, or approximately $0.1 million at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

   Creditanstalt-Bankverein AG extended a credit facility of (Euro)0.8 million, approximately $0.7 million, to IFCO International. Of this amount, approximately $0.5 million was available to IFCO Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and was extended to May 31, 2000. To secure the (Euro)0.8 million credit facility provided by Creditanstalt--Bankverein, Alexander Schoeller & Co. Management Holding GmbH, a company owned by Alexander Schoeller, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by Alexander Schoeller, each provided a guarantee of up to (Euro)0.8 million in favor of Creditanstalt. This loan was repaid at the closing of the merger and the IPO.

   GSB owed the Company $161,048 as of December 31, 2000. SLI owed the Company $1,103,499 as of December 31, 2000.

11. Merger and Integration Costs:

   The major components of merger and integration costs for the year ended December 31, 1999 are as follows:

                                                   Amount
                                                   ------
            PalEx transaction costs............... $2,800
            Restructuring costs...................    564
            Other.................................    155
                                                   ------
                                                   $3,519
                                                   ======

   In connection with the merger between the Company and PalEx on March 8, 2000, the Company agreed to reimburse PalEx for their transaction costs incurred during 1999 of approximately $2,800. These costs were expensed, as they were not direct costs of acquisition for the Company.

12. Shareholders' Equity:

 Stock Option Plan

   In March 2000, the Board of Directors of the Company approved the 2000 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options to directors, executive officers, and other employees of the Company. The Company accounts for the Stock Option Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Stock Option Plan, which permits an amount no greater than 6,000,000 shares plus 15% of the outstanding shares of the Company's common stock to be issued as optioned shares, terminates in March 2010. In general, the terms of the option awards (including vesting schedules) are established by the Company's board of directors. No option can be for a term of more than ten years from date of grant. The exercise price, which is determined by the board of directors, cannot be less than the fair market value of the shares on the day the options are granted. The fair market value is based on the prices of shares on Nasdaq for options granted to employees in North America and the Frankfurt Stock Exchange for options granted to all other employees. As of the merger date, all outstanding PalEx stock options

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)

vested and were converted into options to purchase the Company's ordinary shares. The following table summarizes activity under the Stock Option Plan:

                                               Exercise Price Weighted Average
                                     Shares        Range       Exercise Price
                                    ---------  -------------- ----------------
Outstanding as of December 31,
 1999..............................       --              --          --
Converted PalEx options............   995,681  $ 9.62--$24.63      $14.02
Granted............................ 2,951,855  $ 3.38--$26.19      $12.53
Exercised..........................  (514,940) $11.28--$22.35      $ 9.09
Forfeited..........................   (84,729) $ 3.50--$22.35      $15.32
                                    ---------  --------------      ------
Outstanding as of December 31,
 2000.............................. 3,347,867  $ 3.38--$26.19      $13.43
Options exercisable as of December
 31, 2000..........................   463,262                      $19.33
Weighted average fair value of
 options granted in 2000...........     $4.80
Weighted average remaining
 contractual life of options
 granted in 2000...................      9.36

   The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied (in thousands, except per share data) for the year ended December 31, 2000:

                                                                Year Ended
                                                             December 31, 2000
                                                             -----------------
      Net loss applicable to ordinary shareholders..........     $(110,365)
      Pro forma adjustment..................................        (4,093)
                                                                 ---------
      Pro forma net loss applicable to ordinary
       shareholders.........................................     $(114,458)
      Net loss per share ("EPS")
      Basic and diluted loss per share as reported..........        $(2.84)
      Basic and diluted loss per share pro forma............        $(2.95)

   Fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the year ended December 31, 2000:

                                                                  Year Ended
                                                               December 31, 2000
                                                                    Options
                                                               -----------------
      Risk free interest rate.................................       6.18%
      Dividend yield..........................................       0.00%
      Volatility factor.......................................      45.00%
      Weighted average expected life..........................    4.67 years

   A summary of stock options outstanding and exercisable as of December 31, 2000 is as follows:

                                     Options Outstanding               Options Exercisable
                           --------------------------------------- ----------------------------
  Range of
  Exercise       Number       Weighted Average    Weighted Average   Number    Weighted Average
   Prices      Outstanding Remaining Life (Years)  Exercise Price  Exercisable  Exercise Price
  --------     ----------- ---------------------- ---------------- ----------- ----------------
$ 3.38-$ 9.73     683,110           9.95               $ 3.52          9,060        $ 9.69
$11.28-$14.69     361,228           9.18               $12.77        187,228         12.53
$14.80-$19.44   2,111,949           9.18               $14.90        211,644         14.96
$20.49-$26.19     191,580           9.18               $22.67         55,330         22.10
                ---------                                            -------
                3,347,867                                            463,262

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


 Other

   In March 2000, the Company's board of directors approved the granting of options to purchase 1,000,000 ordinary shares to members of the Schoeller family at an exercise price of (Euro)15.50. These options were fully exercisable on the date of the grant and included limited rights of assignability and expire on March 7, 2010. Of these options, options to purchase 57,000 ordinary shares have been assigned to employees of SLI or its affiliates and options to purchase 943,000 ordinary shares have been assigned to SLI.

   In March 2000, the Company's board of directors approved the granting of 53,600 options at an exercise price of (Euro)15.50 in exchange for advisory services related to the IPO. The services were valued by management at the fair value of the shares on the date of grant and are included as a reduction of APIC in the accompanying consolidated financial statements. The options vest on the date of grant and expire on March 8, 2005.

   In March 2000, the Company's board of directors approved the granting of 15,100 options at an exercise price of $9.00 in exchange for advisory services. The services were valued by management at the fair value of the shares on December 31, 2000 and are included in selling, general and administrative expenses on the accompanying consolidated statement of operations for the year ended December 31, 2000. The options vest at the end of six months upon completion of the services agreement and expire on March 8, 2005.

 Employee Benefit Plan

   PalEx approved a defined contribution profit-sharing plan (the "Plan") in March 1997, which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the lesser of 15% of their annual compensation or the maximum amount permitted under Internal Revenue Service regulations to their account. The Company matches the contributions of participating employees on the basis of the percentages specified in the Plan. The employee and Company matching contributions are invested at the direction of the individual employee. Employer contributions to the plan were $1.7 million for the year ended December 31, 2000.

13. Business Segments:

   The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company is organized based on the products and services that it offers. Under this organization structure, the Company's continuing operations includes five business segments: the European plastic crate operations ("European perishables"), the dry good container operations ("Dry goods"), the non-European plastic crate operations ("Non-European perishables"), the pallet services operations ("Pallet services"), and the drum reconditioning operations ("Drum"). The European perishables and Non-European perishables segments sell, repair/wash, rent, and retrieve plastic crates primarily for use in agricultural markets. The Dry goods segment has a reusable packing system for dry goods, primarily for use in industrial markets. The Pallet services segment recycles wooden pallets in the United States and leases pallets in Canada primarily for use in agricultural and industrial markets. The Drum segment reconditions steel drums in the United States primarily for use in agricultural and industrial markets. Both the Pallet services and Drum segments are a result of the merger in March 2000. The Corporate column contains corporate related income and expense not allocated to reportable segments.

   The accounting policies for the segments are the same as those described in
Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


   As discussed in Note 2, Summary of Significant Accounting Policies, accumulated losses in excess of investment in equity entities relates to the amount shown in the combined and consolidated balance sheets of a portion of IFCO-U.S.'s and IFCO-Japan's losses recognized in excess of the carrying value of the investments in IFCO-U.S. and IFCO-Japan. Net losses from equity entities represents the portion of IFCO-U.S. and IFCO-Japan's losses and income that the Company has recognized in the combined and consolidated statements of operations.

                                         Year Ended December 31, 1998
                         ------------------------------------------------------------
                          European             Non-European              Combined and
                         Perishables Dry Goods Perishables  Eliminations Consolidated
                         ----------- --------- ------------ ------------ ------------
Revenues................  $125,128    $ 9,901    $ 1,147      $   --       $136,176
Loss before income
 taxes, minority
 interest and losses
 from equity entities...    (2,644)      (470)    (1,501)         --         (4,615)
Interest income.........     1,660        238          7         (298)        1,607
Interest expense and
 factoring charges......   (11,910)      (133)      (356)         298       (12,101)
Depreciation and crate
 breakage...............   (25,927)    (1,917)      (207)         --        (28,051)
Amortization of
 goodwill...............      (383)       --         --           --           (383)
Total assets............   267,866     17,954      2,777       (4,144)      284,453
Accumulated losses in
 excess of investments
 in equity entities.....       --         --      (4,472)         --         (4,472)
Losses from equity
 entities, net..........       --         --      (2,726)         --         (2,726)
Capital expenditures....   (37,690)    (2,122)      (383)         --        (40,195)

                                         Year Ended December 31, 1999
                         ------------------------------------------------------------
                          European             Non-European              Combined and
                         Perishables Dry Goods Perishables  Eliminations Consolidated
                         ----------- --------- ------------ ------------ ------------
Revenues................  $141,984    $10,154    $ 2,588      $   --       $154,726
(Loss) profit before
 income taxes, minority
 interest and losses
 from equity entities...    (9,464)       900     (2,141)         --        (10,705)
Interest income.........       834         76          8         (318)          600
Interest expense and
 factoring charges......   (11,217)      (998)      (634)         315       (12,534)
Depreciation and crate
 breakage...............   (33,517)    (1,474)      (814)         --        (35,805)
Amortization of
 goodwill...............      (289)       --         --           --           (289)
Total assets............   255,381     13,527      6,696       (8,983)      266,621
Accumulated losses in
 excess of investments
 in equity entities.....       --         --      (5,623)         --         (5,623)
Losses from equity
 entities, net..........       --         --      (1,738)         --         (1,738)
Capital expenditures....   (29,256)    (1,390)      (121)         --        (30,767)

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


                                                       Year Ended December 31, 2000
                         ------------------------------------------------------------------------------------------
                          European             Non-European  Pallet                                    Combined and
                         Perishables Dry Goods Perishables  Services   Drums    Corporate Eliminations Consolidated
                         ----------- --------- ------------ --------  --------  --------- ------------ ------------
Revenues................  $129,967    $ 9,238    $14,268    $132,994  $ 86,008   $   --     $   (320)    $372,155
(Loss) profit before
 income taxes, minority
 interest and losses
 from equity entities,
 net....................   (27,798)      (493)    (5,544)      1,195     3,952   (13,851)        --       (42,539)
Interest income.........     1,136         55         22         --        --     31,856     (32,284)         785
Interest expense and
 factoring charges......   (17,712)      (803)    (1,311)       (235)     (101)  (40,516)     32,284      (28,394)
Depreciation and crate
 breakage...............   (34,501)    (1,362)    (4,671)     (2,329)   (2,593)     (421)        --       (45,877)
Amortization of
 goodwill...............      (696)       --        (410)     (3,351)   (2,252)      --          --        (6,709)
Total assets............   255,329     11,988     42,885     318,262   127,605    28,720         --       784,789
Losses from equity
 entities, net..........      (417)       --         131         --        --        --          --          (286)
Capital expenditures....    42,604        237     11,567      18,918     2,430     1,487         --        77,243

   Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses. Eliminations of total assets are made for intercompany receivables and investments in other affiliated entities.

   The Company's revenue by country, based on the location of the customer, is as follows:

                                                      Year Ended December 31,
                                                     --------------------------
                                                       1998     1999     2000
                                                     -------- -------- --------
   Germany.......................................... $ 49,838 $ 60,189 $ 53,167
   Spain............................................   23,727   22,091   20,369
   Italy............................................   18,369   19,305   17,102
   France...........................................   11,208   11,998   11,942
   Switzerland......................................    6,446   12,802   11,435
   Canada...........................................      --       --    14,764
   United States....................................      --       --   213,756
   United Kingdom...................................    8,094   10,353    9,749
   Other............................................   18,494   17,988   19,871
                                                     -------- -------- --------
   Combined and consolidated........................ $136,176 $154,726 $372,155
                                                     ======== ======== ========

   The Company's property, plant and equipment by country are as follows:

                                                                1999     2000
                                                              -------- --------
   Germany................................................... $163,569 $171,288
   United States.............................................      --    61,248
   Canada....................................................      --    23,240
   Other.....................................................    4,109    3,325
                                                              -------- --------
   Combined and consolidated................................. $167,678 $259,101
                                                              ======== ========

         NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF
                IFCO SYSTEMS N.V. and SUBSIDIARIES--(Continued)
   (In thousands of US$ except per share amounts or unless otherwise stated)


14. Equity Entities:

   Summarized combined financial data of IFCO-Japan and IFCO-U.S., which were accounted for under the equity method by the Company as of December 31, 1998 and 1999, and IFCO-Japan, which was accounted for under the equity method as of December 31, 2000, is as follows:

                                                      As of December 31,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
   Total assets.................................. $ 22,186  $ 38,682  $ 14,570
   Total liabilities............................. $(32,783) $(52,727) $(14,265)
   Members' (deficit) equity..................... $(10,597) $(14,045) $    305

   Summarized combined income information for IFCO-Japan and IFCO-U.S., which were accounted for under the equity method by the Company for the years ended December 31, 1998 and 1999, and IFCO-Japan for the year ended December 31, 2000, and IFCO-U.S. for the period from January 1, 2000 through March 8, 2000, for 1998 and 1999, and IFCO-Japan for 2000, is as follows:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
   Revenue.......................................... $ 6,252  $12,447  $11,296
   Gross margin.....................................     213    4,478    9,729
   (Loss) income from operations ...................  (3,213)  (1,420)     512
   Net loss.........................................  (5,303)  (3,440)    (446)

15. Subsequent Event:

   In connection with both the European crate supply agreement and the U.S. crate supply agreement, the Company and SWS have executed a term sheet, dated May 3, 2001, pursuant to which the Company will upgrade its existing pool of RPCs. The term sheet contemplates an upgrade by the Company of approximately 36 million RPCs over the next 3 to 5 years. It is anticipated that the upgrade program will commence on September 1, 2001, pursuant to the terms of a yet to be executed definitive agreement. The parties intend to clarify and settle certain supply, payment and service issues that have arisen under the present supply agreements.

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1    Articles of Association of IFCO Systems (English translation).

  2.4 Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, the several Lenders from time to time parties thereto, CIBC World Markets Corp., Banc One Capital
         Markets, Inc., and Bank One, NA.

  2.5    Reaffirmation of Guaranty and Collateral Agreement, dated December 31,
         2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA., as Administrative Agent.

  2.6    Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO
         Systems, IFCO North America, the Lenders executing same, and Bank One,
         NA, as Administrative Agent.

  2.10   Second Supplemental Indenture, dated September 8, 2000, among AZ
         Pallet, Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition,
         Inc., George Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee.

  4.7 Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO-U.S. and Schoeller Wavin
         Systems, Inc.

  4.11 Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and Schoeller Logistics Industries GmbH.

  4.13   Purchase Agreement, dated as of August 4, 2000, by and among PalEx,
         Texas Pallet Acquisition, Inc., IFCO Systems De Mexico, S. De R.L. De
         C.V., Texas Pallet, L.P., Interstate Pallet Holding Company, Inc.,
         National Pallet-Oklahoma LLC, Texas Pallet Holding Company, Inc.,
         Texas Pallet Sales Company, L.P., Texas Pallet Freight Company, L.P.,
         Texas Pallet Recovery, Inc., Texas Pallet De Mexico, S.A. De C.V.,
         Craig P. Chambers, Charles M. Davidson, John D. Maclay, Jr., James J.
         Murphy IV, 1999 Chambers Limited Partnership, The Estate of John D.
         Maclay, and Farish & Farish, LLC.

  4.14   Asset Purchase Agreement, dated as of August 25, 2000, by and among
         PalEx, Bromley Acquisition Company, Inc., Bromley Pallet Recyclers,
         Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of
         Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley
         Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana,
         LLC, Bromley Pallet Recyclers of Illinois, LLC, William Haines,
         Delbert Groene, and Brian Groene.

  8.1    List of Subsidiaries.

 10.1    Consent of PwC Deutsche Revision Aktiengesellschaft
         Wirtschaftsprufungsgesellschaft.

 10.2    Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft
         Steuerberafungsgesellschaft mbH.