Form 20-F/A
period 2000-12-31
IFCO SYSTEMS NV
filed 2001-07-12
CIK 1102957

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                FORM 20-F/A


                              AMENDMENT NO. 1


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

                                Yes [X]  No [_]

   Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [_]  Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               INTRODUCTION


   This amendment amends the annual report of IFCO Systems N.V. for the year ended December 31, 2000, as filed on July 3, 2001. Unless otherwise indicated, all references in this amendment to we, us, our, and similar terms, as well as references to the "Company" and "IFCO Systems," refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.


   We are filing this amendment to make the following changes:


  .  In the table on page 33 of the annual report (page 4 of this amendment):


    . Amortization of goodwill and other intangible assets for the year ending December 31, 2000, was incorrectly stated as 1.6%. The table has been corrected to reflect 1.8%.


    . Income (loss) from operations--European perishables for the year ending December 31, 2000, was incorrectly stated as $(16,381) and (4.4)%. The table has been corrected to reflect $(11,519) and (3.1)%.


    . Income (loss) from operations--Dry goods for the year ending December 31, 2000, was incorrectly stated as $6,103 and 1.6%. The table has been corrected to reflect $1,241 and 0.3%.


    . Total income (loss) from operations for the year ending December 31, 2000 was correctly stated in this table in the annual report.


  . In the table on page 39 of the annual report (page 10 of this amendment):


    . Pro forma income (loss) from operations--European perishables for the year ending December 31, 2000, was incorrectly stated as $(16,381) and (3.3)%. The table has been corrected to reflect $(11,519) and (2.3)%.


    . Pro forma income (loss) from operations--Dry goods for the year ending December 31, 2000, was incorrectly stated as $6,103 and 1.2%. The table has been corrected to reflect $1,241 and 0.2%.


    . Total pro forma income (loss) from operations for the year ending December 31, 2000 was correctly stated in this table in the annual report.

           Cautionary Note Regarding Forward-looking Statements


   Some of the statements contained in this amendment discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this amendment. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this amendment.


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


   Important factors that could cause our actual results to be materially different from the forward-looking statements are also discussed throughout this amendment.

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

   Reclassifications have been made in the 1999 and 1998 financial data to conform to the 2000 presentation and are discussed below where applicable.

                                    For the year ending December 31,
                              -----------------------------------------------
                                   1998            1999            2000
                              --------------  --------------  ---------------
                                         (dollars in thousands)
Revenues:
 --European perishables...... $125,128  91.9% $141,984  91.8% $129,967   34.9%
 --Pallet services...........      --    --        --    --    132,994   35.8
 --Drum reconditioning.......      --    --        --    --     86,008   23.1
 --Non-European perishables..    1,147   0.8     2,588   1.7    14,268    3.8
 --Dry goods.................    9,901   7.3    10,154   6.5     9,238    2.5
 --Intercompany sales........      --    --        --    --       (320)  (0.1)
                              -------- -----  -------- -----  --------  -----
                               136,176 100.0   154,726 100.0   372,155  100.0
Cost of sales:
 --European perishables......   96,884  71.2   115,154  74.5   118,434   31.9
 --Pallet services...........      --    --        --    --    106,812   28.7
 --Drum reconditioning.......      --    --        --    --     69,206   18.6
 --Non-European perishables..      717   0.5     1,864   1.2    14,136    3.8
 --Dry goods.................    8,617   6.3     7,467   4.8     6,796    1.8
 --Intercompany cost of
  sales......................      --    --        --    --       (320)  (0.1)
                              -------- -----  -------- -----  --------  -----
                               106,218  78.0   124,485  80.5   315,064   84.7
Total gross profit...........   29,958  22.0    30,241  19.5    57,091   15.3
Selling, general and
 administrative expenses:
 --European perishables......   20,694  15.2    21,239  13.7    23,998    6.4
 --Pallet services...........      --    --        --    --     24,473    6.6
 --Drum reconditioning.......      --    --        --    --     10,978    2.9
 --Non-European perishables..    1,629   1.2     2,128   1.4     3,918    1.1
 --Dry goods.................    1,966   1.4     1,144   0.7     1,324    0.4
                              -------- -----  -------- -----  --------  -----
                                24,289  17.8    24,511  15.8    64,691   17.4

                                For the year ending December 31,
                           --------------------------------------------------
                               1998             1999              2000
                           --------------   --------------   ----------------
                                     (dollars in thousands)
Merger and integration
 costs....................      --    --       3,519   2.2         --     --
Amortization of goodwill
 and other intangible
 assets...................      383   0.3        289   0.2       6,709    1.8
Other operating expense
 (income), net............     (864) (0.6)      (639) (0.4)     (1,956)  (0.6)
Income (loss) from
 operations
 --European perishables...    8,048   5.9      1,698   1.1     (11,519)  (3.1)
 --Pallet services........      --    --         --    --       (1,642)  (0.4)
 --Drum reconditioning....      --    --         --    --        3,572    1.0
 --Non-European
  perishables.............   (1,216) (0.9)      (965) (0.6)     (4,005)  (1.1)
 --Dry goods..............     (682) (0.5)     1,828   1.2       1,241    0.3
                           --------  ----   --------  ----   ---------  -----
                              6,150   4.5      2,561   1.7     (12,353)  (3.3)
Corporate expenses........      --    --         --    --       (7,351)  (2.0)
Other expenses, net.......  (10,765) (7.9)   (13,266) (8.6)    (22,835)  (6.1)
Income tax provision......     (210) (0.2)      (320) (0.2)       (245)  (0.1)
Minority interest.........   (1,274) (0.9)    (1,291) (0.8)        --     --
Losses from equity
 entities, net............   (2,726) (2.0)    (1,738) (1.2)       (286)  (0.1)
                           --------  ----   --------  ----   ---------  -----
Loss from continuing
 operations before
 discontinued operations,
 extraordinary loss and
 cumulative effect of
 change in accounting
 principle................   (8,825) (6.5)   (14,054) (9.1)    (43,070) (11.6)
Loss from discontinued
 operations...............      --    --         --    --      (62,465) (16.8)
Extraordinary loss on
 early extinguishment of
 debt.....................      --    --         --    --       (5,600)  (1.5)
Cumulative effect of
 change in accounting
 principle................      --    --         --    --          770    0.2
Participating rights......      (88) (0.0)       175   0.1         --     --
                           --------  ----   --------  ----   ---------  -----
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


                                             For the year ending December
                                                         31,
                                            ----------------------------------
                                                 1999              2000
                                            ---------------   ----------------
                                                (dollars in thousands)
                                                     (unaudited)
Revenues:
 --European perishables...................  $141,984   31.1%  $ 129,967   26.3%
 --Pallet services........................   185,822   40.7     228,965   46.3
 --Drum reconditioning....................   110,434   24.2     110,763   22.4
 --Non-European perishables...............     8,339    1.8      15,665    3.2
 --Dry goods..............................    10,154    2.2       9,238    1.9
 --Intercompany sales.....................       --     --         (320)  (0.1)
                                            --------  -----   ---------  -----
                                             456,733  100.0     494,278  100.0
Cost of sales:
 --European perishables...................   115,154   25.2     118,434   24.0
 --Pallet services........................   131,220   28.7     174,411   35.3
 --Drum reconditioning....................    87,567   19.2      89,780   18.2
 --Non-European perishables...............     7,240    1.6      15,524    3.1
 --Dry goods..............................     7,467    1.6       6,796    1.4
 --Intercompany sales.....................       --     --         (320)  (0.1)
                                            --------  -----   ---------  -----
                                             348,648   76.3     404,625   81.9
Total gross profit........................   108,085   23.7      89,653   18.1

Selling, general and administrative
 expenses:
 --European Perishables...................    21,239    4.7      23,998    4.9
 --Pallet Services........................    34,801    7.6      43,313    8.8
 --Drum Reconditioning....................    11,557    2.5      13,025    2.6
 --Non-European Perishables...............     4,273    0.9       4,363    0.9
 --Dry Goods..............................     1,144    0.3       1,324    0.2
                                            --------  -----   ---------  -----
                                              73,014   16.0      86,023   17.4

Merger and integration costs..............     3,519    0.8         --     --
Amortization of goodwill and other
 intangible assets........................    10,591    2.3      10,304    2.1
Other operating expense (income), net.....      (639)  (0.1)     (1,956)  (0.4)
                                            --------  -----   ---------  -----
Income (loss) from operations:
 --European perishables...................     1,080    0.2     (11,519)  (2.3)
 --Pallet services........................    13,515    3.0       4,986    1.0
 --Drum reconditioning....................     8,085    1.8       5,050    1.0
 --Non-European perishables...............    (2,908)  (0.7)     (4,476)  (0.9)
 --Dry goods..............................     1,828    0.4       1,241    0.2
                                            --------  -----   ---------  -----
                                              21,600    4.7      (4,718)  (1.0)

Corporate expenses........................    (4,816)  (1.1)    (10,416)  (2.1)
Other expenses, net.......................   (22,941)  (4.9)    (28,405)  (5.7)
Income tax (provision) benefit............    (8,154)  (1.8)       (465)  (0.1)
Minority interest.........................    (1,291)  (0.3)        --     --
Losses from equity entities, net..........    (1,738)  (0.4)        131    0.0
                                            --------  -----   ---------  -----
Loss from continuing operations before
 discontinued operations, extraordinary
 loss and cumulative effect of change in
 accounting principle.....................   (17,340)  (3.8)    (43,873)  (8.9)

Income (loss) from discontinued
 operations...............................     6,377    1.4     (61,279) (12.4)
Extraordinary loss on early extinguishment
 of debt..................................       --     --       (5,600)  (1.2)
Cumulative effect of change in accounting
 principle................................       --     --          770    0.2
                                            --------  -----   ---------  -----
Net loss..................................  $(10,963)  (2.4)% $(109,982) (22.3)%
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

                                   SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing this amendment on the form indicated and that it has duly caused and authorized the undersigned to sign this amendment on its behalf.


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

July 11, 2001