Form 20-F
period 2001-12-31
IFCO SYSTEMS NV
filed 2002-07-12
CIK 1102957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From to

Commission file number: 1-15661

IFCO SYSTEMS N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Rivierstaete, Amsteldijk 166,
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, nominal value €2 per share
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares issued and outstanding as of December 31, 2001: 43,931,189

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

i

ii

INTRODUCTION

IFCO Systems N.V. is a limited liability company organized under the laws of the Netherlands. Unless otherwise indicated, all references in this report to we, us, our, and similar terms, as well as references to the “Company” and “IFCO Systems,” refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time. As a result of the merger with PalEx, Inc., which subsequently changed its name to IFCO Systems North America, Inc. (and is referred to in this report as PalEx for periods prior to the merger and as IFCO North America for periods after the merger), and other related transactions completed in March 2000, IFCO Systems owns all the stock of the IFCO Companies and IFCO North America. The IFCO Companies are IFCO Systems GmbH (formerly known as IFCO Systems Europe GmbH and, previously, IFCO Europe Beteiligungs GmbH) (“IFCO Europe”) and its predecessors and subsidiaries. At the time of the merger with PalEx, the IFCO Companies also included IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) and MTS Ökologistik GmbH, both of which were subsequently merged into IFCO Europe. IFCO North America refers to IFCO North America and its subsidiaries. For purposes of this report, when we describe information on a pro forma basis, unless otherwise indicated, we are giving effect to the merger of PalEx with IFCO Systems, the IPO of IFCO Systems’ ordinary shares, the initial offering of senior subordinated notes by IFCO Systems, initial borrowings under our senior credit facility, other related transactions in March 2000, and the acquisitions of four businesses in July and August 2000.

This report has been prepared in the form required by the U.S. Securities and Exchange Commission for an annual report on Form 20-F and also includes information required to be included in an annual report of a company with shares listed on the SMAX segment of the Amtlicher Handel of the Frankfurt Stock Exchange.

We have elected to use the U.S. dollar as our reporting currency. The euro is the primary functional currency of IFCO Systems and our European operations. Approximate dollar amounts are provided for euro-denominated amounts as set forth in our combined and consolidated financial statements, where applicable. With respect to our combined and consolidated financial statements, all amounts previously reported in Deutsch marks have been restated in euros using the January 1, 1999 fixed exchange rate of DM1 = €0.51129. Otherwise in this report, approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on June 20, 2002, €1.00 = $0.9646, if no date is indicated. Approximate dollar amounts are provided for Deutsch-mark-denominated amounts based on this euro rate and the fixed conversion rate of €1.00 = DM1.95583, resulting in a rate of DM1 = $0.4932. The exchange rates as of March 8, 2000, the closing date for the merger and the IPO, were €1.00 = $0.9576 and DM1 = $0.4896.

With respect to the translation of euro-denominated and Deutsch-mark-denominated amounts in our combined and consolidated financial statements included elsewhere in this report, see the notes to our combined and consolidated financial statements included in this report.

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

These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing our senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange.

Important factors that could cause our actual results to be materially different from the forward-looking statements are also discussed throughout this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.  Selected financial data

The selected historical financial information presented below for, and as of the end of, each of the years ended December 31, 2000 and 2001 is derived from IFCO Systems’ audited combined and consolidated financial statements, which were audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH. The selected historical financial information presented below for, and as of the end of, each of the years in the three years ended December 31, 1999 is derived from IFCO Systems’ audited combined and consolidated financial statements, which were audited by PwC Deutsche Revision AG, independent accountants. The selected historical financial information is not necessarily indicative of the future results of operations of IFCO Systems. IFCO Systems’ financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP. You should read this selected historical financial information along with Item 5, “Operating and Financial Review and Prospects,” and our combined and consolidated financial statements included in this report.

	Year ended December 31,
	1997	1998	1999	2000	2001
		(dollars in thousands)
Statement of Operations Data:
Revenues	$118,546	$136,176	$154,726	$286,147	$380,743
Cost of sales	99,622	106,218	124,485	244,917	397,383

Gross profit (loss)	18,924	29,958	30,241	41,230	(16,640)
Selling, general and administrative expenses	18,328	24,289	24,511	61,063	78,405
Merger and integration costs	—	—	3,519	—	—
Restructuring costs	—	—	—	941	3,695
Amortization of goodwill and other intangible assets	675	383	289	4,457	8,017
Other operating income, net	(840)	(864)	(639)	(1,956)	(1,085)

Income (loss) from operations	761	6,150	2,561	(23,275)	(105,672)
Net interest cost	(10,415)	(10,494)	(7,664)	(18,943)	(26,920)
Other income (expense), net	208	(271)	(5,602)	685	13,684
Income tax provision	(47)	(210)	(320)	(245)	1,790
Minority interest	—	(1,274)	(1,291)	—	—
Losses from equity entities, net	(2,347)	(2,726)	(1,738)	(286)	76

Loss from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	(11,840)	(8,825)	(14,054)	(42,064)	(117,042)
Loss from discontinued operations	—	—	—	(63,471)	(84,236)
Extraordinary loss on early extinguishment of debt	—	—	—	(5,600)	—
Cumulative effect of change in accounting principle	—	—	—	770	—

Net loss	$(11,840)	$(8,825)	$(14,054)	$(110,365)	$(201,278)

Net loss applicable to ordinary shares(1)	$(11,210)	$(8,913)	$(13,879)	$(110,365)	$(201,278)

Loss from continuing operations per ordinary share(2)	$(.59)	$(.44)	$(.70)	$(1.08)	$(2.66)

Net (loss) per ordinary share—basic and diluted(2)	$(.56)	$(.45)	$(.69)	$(2.84)	$(4.58)

Other Financial Data:
Weighted average ordinary shares outstanding used in computing loss per share from continuing operations and net loss per share(2)	20,000,000	20,000,000	20,000,000	38,823,105	43,931,189

Dividends declared per ordinary share	—	—	—	—	—

Capital expenditures	$39,569	$40,195	$53,993	$87,454	$33,993

	Year ended December 31,
	1997	1998	1999	2000	2001
	(dollars in thousands)
Balance Sheet Data:
Net assets	$10,223	$3,832	$(9,664)	$215,383	$2,112

Total assets	$249,557	$284,453	$266,621	$780,011	$556,253

Stockholders’ (deficit) equity	$(19,990)	$(30,873)	$(39,672)	$215,383	$2,112

(1)	Net loss applicable to ordinary shares is net loss plus accretion on redeemable convertible preferred stock, redeemable cumulative participating rights, and participating rights.
(2)
The weighted average outstanding shares for the years ended December 31, 1997, 1998, and 1999 reflect those shares issued just prior to the merger with PalEx in March 2000 in a five-for-one stock split to the existing IFCO Companies’ shareholders and are considered outstanding for this presentation for the years indicated.

B.  Capitalization and indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk factors

Risks Relating to Our Business

Our inability to restructure our debt may result in the acceleration of the obligations under our senior subordinated notes and/or our senior credit facility

Our failure to make a €10.625 million, or approximately $10.2 million, interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on our senior subordinated notes has resulted in an event of default under the indenture governing the senior subordinated notes. The nonpayment has also created a cross-default under our amended senior credit facility. We are currently involved in ongoing discussions with the lenders on our amended senior credit facility. After negotiations with an ad hoc committee of noteholders representing the holders of over 70% of the outstanding principal amount of the senior subordinated notes, we reached an agreement in principle on June 27, 2002 to restructure the senior subordinated notes by means of exchanging the senior subordinated notes for ordinary shares in a debt-for-equity swap. The proposed restructuring of the senior subordinated notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities, as the Company's principal shareholders, is subject to the execution of a definitive restructuring agreement, approval by the lenders under our amended senior credit facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders. We cannot assure you that the agreement in principle reached regarding a restructuring of the senior subordinated notes will result in a successful restructuring of this debt.

We hope to complete a restructuring based upon the agreement in principle reached with the ad hoc committee of noteholders and reach an agreement with our senior lenders that will allow us to restructure our balance sheet to reduce our debt and interest burdens resulting from both our senior subordinated notes and our obligations under the amended senior credit facility. If we are unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to our senior lenders, at all or in a timely manner, the entire principal amount of all the senior subordinated notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the amended senior credit facility. In either event, we would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the amended senior credit facility.

Delays or uncertainties in reaching a debt restructuring agreement could adversely affect our operations or liquidity

Although we reached an agreement in principle on June 27, 2002 with an ad hoc committee of holders of our senior subordinated notes to restructure our balance sheet to reduce our debt and interest burdens, we cannot be certain when or if we will enter into a definitive restructuring agreement with the holders of our senior subordinated notes. If we are unable to enter into a definitive agreement that restructures our debt and interest burdens under the senior subordinated notes, we may be unable to obtain additional debt or refinance our existing debt. This outcome will have a material adverse effect on our ability to carry on operations, undertake new investments, obtain additional financing on favorable terms, or provide security or guarantees to obtain necessary financing.

We have insufficient cash flow to make payments on the debt under our senior subordinated notes. If we are unable to restructure or refinance this debt on more favorable terms pursuant to the agreement in principle, the entire principal amount of all the senior subordinated notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the amended senior credit facility. In either event, we would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the amended senior credit facility.

Our capital resources are limited and may not be sufficient to finance our operations and desired level of growth

Our cash from operations and amounts available under our amended senior credit facility may not be sufficient to finance our capital requirements, including current operations, and our desired level of growth. Under the terms of our amended senior credit facility, we currently have no availability for additional borrowing. Even if we are successful in restructuring our debt, we cannot assure you that we will have availability for additional borrowing. Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company’s current shareholders. Any possible inability to generate sufficient cash from operations, the lack of availability under the amended senior credit facility, or the absence of other sources of debt or equity capital may have a material adverse affect on the Company’s ability to operate and our results of operations for 2002.

Our level of debt could prevent us from fulfilling our objectives and obligations, including obligations under our senior subordinated notes

As of December 31, 2001, we had approximately $328.9 million of net debt, including capital leases, representing approximately 99% of total capitalization. Our level of debt may have important consequences to our investors and noteholders. For example it could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, or other purposes;

•
require us to dedicate a substantial portion of our cash flow to pay our interest expense and debt amortization, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our obligations with respect to our senior subordinated notes.

The risks described above could increase if we borrow more money.

The cross-default related to our senior subordinated notes and possible covenant defaults with respect to our senior credit facility could result in the acceleration of the obligations under our senior credit facility

In addition to the cross-default based upon the status of our senior subordinated notes discussed above, there are also certain covenant defaults under our amended senior credit facility. These covenant defaults include (1) exceeding our permitted borrowing base as of May 31, 2002, (2) failure to comply with our minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002, primarily as a result of a $70.1 charge for impairment of property, plant and equipment taken in 2001, (3) failure to comply with our total leverage, senior leverage, and interest coverage ratios as of December 31, 2001, which are based on our consolidated EBITDA, and (4) delays in timely compliance with certain financial reporting requirements for 2001 and certain periods in 2002. If no cure period is provided in the credit agreement, a default would immediately constitute an event of default. For most covenant defaults, there is a cure period of 30 days after notice to the Company from the administrative agent or any lender and the default constitutes an event of default only if the default remains unremedied after the cure period expires. If the lenders under our amended senior credit facility do not waive a default or appropriately amend the amended senior credit facility, then there is an event of default, which entitles the lenders to terminate immediately the amended revolver component of the amended senior credit facility and to declare the aggregate principal amount outstanding under both the amended revolver and the amended term loan under the amended senior credit facility, together with all accrued and unpaid interest, immediately due and payable.

Restrictions and covenants in our debt agreements limit our ability to take certain actions and perform some corporate functions

Our debt agreements, which consist of the credit agreement and any ancillary agreements governing our amended senior credit facility and the indenture governing our senior subordinated notes, contain a number of significant covenants that, among other things, limit our ability to:

•	incur additional debt or liens;

•	pay dividends or make other restricted payments;

•	make investments including the repurchase or redemption of either capital stock or the senior subordinated notes;

•	complete asset sales;

•	enter into transactions with affiliates;

•	issue capital stock of a subsidiary or create dividend or other payment restrictions with respect to subsidiaries;

•	consolidate or merge with any person or transfer or sell all or substantially all of our assets;

•	make capital investments; and

•	alter our conduct.

In addition, our amended senior credit facility requires us to comply with specific financial ratios and tests, under which we are required to achieve specific financial and operating results. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants would result in a default under the amended senior credit facility.

Our results of operations have been impacted by the events of September 11, 2001 and may be impacted in the future by events of a similar nature

Following the events that occurred in the United States on September 11, 2001, our results of operations for 2001 were adversely impacted by lost production days and lower sales volumes, especially with respect to our operations in the United States. While the primary adverse impact was reflected in the fourth quarter of 2001, the continuing impact on our business is uncertain. Both the Company and our customers have also been adversely affected by the negative impact of September 11 on the cost and availability of business insurance coverages. We anticipate that customers may still be reluctant to make business commitments at the same level they did prior to September 11 or may themselves be adversely affected by related decreases in sales volume. In that event, our financial condition and result of operations could continue to be materially adversely affected, especially with respect to our operations in the United States.

To the extent that there are any further events of a nature similar to that of September 11, or a prolonged downturn in the U.S. economy, we could experience a disruption of our business or the business of our customers or a material adverse effect on our results of operations.

We are dependent on our relationships with a relatively small number of large retailers

We are dependent on our relationships with a relatively small number of large retailers. Our inability to maintain these relationships or cultivate new relationships on similar terms will impair our ability to remain competitive in the markets in which we operate. The Company’s inability or unwillingness to satisfy its obligations under our senior subordinated notes or our amended senior credit facility, the pendency of debt restructuring negotiations, and/or the failure to complete a debt restructuring at all or in a timely manner may have a material adverse impact upon our relationships with retailers. The loss of one or more of these relationships would have a negative impact on our revenues and profitability.

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

Our operating results may fluctuate significantly due to seasonal factors

Our businesses, especially RPCs, are subject to seasonal variations in operations and demand. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany, France, and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period—often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. The second major seasonal shift occurs during the summer months. Pallet demand is usually much lower due to the end of the produce season in Florida and South Texas. In addition, some of our customers close their manufacturing facilities or run a slower schedule to allow for employees to take vacations and their maintenance groups to perform major repairs and upgrades. This is particularly true in our wood crate business that primarily services the lawn and garden industry.

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

Our market for pallet repair and recycling services is highly competitive, which may limit our ability to grow or maintain profitability

The market for pallet recycling services is highly fragmented and competitive. As a result, competition on pricing is often intense. Competition for customers and competitive pricing pressure may limit our ability to grow or maintain profitability.

Our pallet services operations, including repair and recycling, are subject to competition from larger competitors, which may limit our ability to grow or maintain revenues and profitability

Other companies with significantly greater capital and other resources than our capital and resources may enter or expand their operations in the pallet services business, including repair and recycling, in the future, which could place us in direct competition with these larger companies in the markets for pallet services. Increased competition from large competitors could reduce our revenues through loss of customers or competitive pricing pressures. Decreases in revenues could have a corresponding effect on profitability.

Our pallet services and pallet pooling operations, including repair and recycling, face competition from other pallet alternatives, which could limit or decrease revenues and profitability

Our pallet services operations, including repair and recycling, and pallet pooling operations face competition from other pallet pooling or other pallet systems providers. Pallet pooling competes currently with recycled pallet sales to the grocery, retailing, and wholesale distribution industries and may expand into other industries in the future. CHEP, with significantly greater resources than us, is currently the dominant pallet pooling company in the world. Other pallet systems may include pallets fabricated from non-wooden components like plastic as cost-effective, durable alternatives to wooden pallets. Increased competition from pallet pooling companies or providers of other alternatives could make it more difficult for us to attract and retain customers or force us to reduce prices. As a result, revenue growth may be limited or may decrease with corresponding effects on our profitability.

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

Our international operations may prove more difficult or costly than domestic operations in a single country

Since we have significant operations in a number of countries, including Germany and the United States, we are subject to the risks associated with cross-border business transactions and activities. These risks principally relate to delayed payments from customers in some countries or difficulties in the collection of receivables generally. Political, legal, trade, or economic changes or instability in any of these countries could limit or curtail our business activities and operations. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls in any of these countries could limit operations and make the distribution of products difficult. In addition, the uncertainty of the legal environment in these areas could limit our ability to effectively enforce our rights.

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

We have potential exposure to environmental liabilities, which may increase costs and lower profitability

Our operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage, and air quality. As a result of past and future operations at our subsidiaries’ facilities, we may be required to incur remediation costs and other related expenses. In addition, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may not be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. One of our subsidiaries currently has potential exposure to environmental liabilities as a result of contaminations at the Zellwood Groundwater Contamination Site in Orange County, Florida. Another of our subsidiaries is subject to claims by the City of Chicago and, potentially, other parties, with respect to an industrial container facility located in Chicago, Illinois. For a description of the potential exposures, see “B. Business overview—Regulation—Industrial Containers” in Item 4, “Information on the Company.” All of our subsidiaries that operated industrial container services business before we disposed of those operations in February 2002 are subject to risks of environmental liabilities as a result of the nature of the businesses they conducted. Steel drum reconditioning requires the use of blast furnaces that must be permitted by environmental regulatory agencies in many instances or involves washing out used steel drums and managing a waste flow stream in accordance with applicable environmental laws and regulations. Although all of these operations have been sold or agreements are in place for their ultimate disposition, claims could be asserted against our subsidiaries under environmental laws or regulations for environmental conditions resulting from these operations during the period our subsidiaries owned or operated the facilities. Environmental liabilities incurred by us or our subsidiaries, if not covered by adequate insurance or indemnification, will increase our costs and have a negative impact on our profitability.

Risks Relating to Our Ordinary Shares

The market price of, and trading volumes in, our ordinary shares may be volatile

The market price of our ordinary shares may be significantly affected by, among others, the following factors:

•	our actual or anticipated results of operations;

•	the refinancing of our debt or our inability to complete a refinancing of our debt;

•	the level of our debt;

•	new services or products offered, or new contracts entered into, by us or our competitors;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	legislative and regulatory developments affecting our businesses;

•	developments and technological innovations in our businesses; and

•	general market conditions and other factors beyond our control.

U.S. and non-U.S. stock markets have periodically experienced significant price and volume fluctuations. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our ordinary shares. In addition, as a result of the voluntary delisting of our ordinary shares from the Nasdaq National Market in May 2002, the ordinary shares are actively traded on only one trading market, which may increase the exposure of shareholders to shifts in market prices and trading volumes.

We are controlled by a limited number of shareholders, which limits the ability of the public shareholders to influence our affairs

Christoph Schoeller and Martin Schoeller beneficially own, excluding options, approximately 46.6% of our outstanding ordinary shares. They are able to influence our business, policies, and affairs and may be able to block approval of any proposed merger, combination, or sale of substantially all our assets. The anticipated restructuring of the Company’s debt is expected to require shareholder approval of certain corporate actions in order to be completed, and the Schoellers may be in a position to control the outcome of that vote whether in favor of or in opposition to the restructuring plan. Because they have the largest beneficial ownership, the Schoellers may legitimately seek to preserve their control or otherwise protect their own interests and may not have the same interest as smaller shareholders in pursuing strategic investments or business combinations if the result would be a decrease in control or would cause us no longer to exist as a separate entity.

The interests of our current shareholders will be severely diluted and the composition of our board of directors will change after the completion of the restructuring of our debt

The ownership interest of our current shareholders will be severely diluted after a successful completion, if any, of the restructuring of our debt. Under the terms of the agreement in principle reached with the holders of our senior subordinated notes, our current shareholders will retain 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. We expect that our current shareholders will also be issued warrants to acquire additional ordinary shares, which together with the ordinary shares currently owned, will represent up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan), depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005. Alternatively, the proposed restructuring may be structured so that our current shareholders receive a new class of Class B ordinary shares of the Company (in lieu of the warrant structure described above) equal to 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring, with our noteholders receiving Class A ordinary shares of the Company equal to 90% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. Depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005, the Class B ordinary shares held by our current shareholders would be convertible into Class A ordinary shares of the Company representing up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan).

As a result, under either alternative, our noteholders would, if the proposed restructuring is completed successfully, control 90% of our issued and outstanding ordinary shares immediately following the restructuring.

Upon a successful completion, if any, of the restructuring of our debt, our board of directors will be comprised of seven members, three of which would be nominated by our noteholders, three of which will be nominated by the Schoellers, as our principal shareholders, and one of which will be a member of the Company’s management. As a result of this composition, the interests of the Schoellers and our current shareholders generally as now represented on our board of directors will be substantially reduced.

Protecting security holders’ rights may prove more difficult and costly than in a U.S. corporation

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

Other Risks

The loss of services of Arthur Andersen could cause us significant cost or delay

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH provides us with auditing services, including an audit report with respect to our financial statements contained in this report. Its affiliate, Arthur Andersen LLP, assists in the auditing services in connection with our U.S. operations and SEC filing requirements. Arthur Andersen LLP is the subject of litigation and has been convicted in a United States federal court of charges of obstruction of justice with respect to its activities in connection with Enron Corp. Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH may merge or operate as an independent entity under a different name and/or Arthur Andersen LLP may fail, may merge with or have its assets sold to a third party or may lose critical personnel. The SEC may decline to accept financial statements audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH if Arthur Andersen LLP or its affiliates is unable to represent to us that the audit was conducted in compliance with professional standards and there was appropriate continuity of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH and Arthur Andersen LLP personnel working on our audit and availability of national office consultation. In the event that Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH is unable to continue to provide audit services to us, or if the SEC declines to accept financial statements audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, we could experience significant additional cost or delay in completing our periodic reports required to be filed with the SEC. It is anticipated that effective August 30, 2002, Arthur Andersen LLP will no longer be able to provide auditing services and that the SEC will thereafter no longer accept financial statements audited by Arthur Andersen LLP.

Item 4.    Information on the Company

We are a leading international provider in reusable supply chain management services, serving approximately 9,000 customers in 29 countries. We believe we:

•	own and manage the largest pool of returnable plastic containers, or RPCs, in Europe based on an independent analysis completed in early 2002;

•	are the largest provider of recycled pallets in North America based on our pallet industry experience and industry information; and

•	own and manage a pool of approximately 1.5 million pallets in Canada, the second largest pallet pool in Canada, which also makes it the second largest pool in North America;

We provide RPCs in a round-trip system. Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RPCs and related services to growers or manufacturers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RPCs, improved space efficiency, and reduction of the amount of packaging from transport. We contract third parties to collect empty RPCs from retailers for inspection and reconditioning by us. The RPCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RPCs, which are based on patented technology, are made of plastic and are collapsible. The RPCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 70.5 million RPCs in circulation worldwide. Our European pool now serves over 4,000 growers supplying produce to thousands of supermarket outlets in Europe. Currently, more than 65 European retailer groups use our round-trip systems.

IFCO North America provides RPC services in the United States with, as of December 31, 2001, 5 processing facilities and 14 distribution facilities in 8 states in the United States. Currently, we have approximately 6.0 million IFCO RPCs in circulation in the United States.

We also provide a variety of services related to wooden pallets, which come in a variety of shapes and sizes for the movement of various types of goods, including pallet repair and recycling and pallet pooling. We conduct these pallet operations from, as of December 31, 2001, 75 facilities throughout the United States and Canada.

Our revenues from continuing operations for the year ended December 31, 2001, were approximately $380.7 million.

A.  History and development of the company

Legal Information

Our legal and commercial name is IFCO Systems N.V. We were incorporated under the laws of the Netherlands on March 31, 1999. Our registered seat is in Amsterdam, the Netherlands, at our principal executive offices located at Rivierstaete, Amsteldijk 166, 1079 LH Amsterdam, the Netherlands. The telephone number for our Amsterdam office is 31-20-504-1772. We also maintain operations headquarters in Munich, Germany and in Houston, Texas in the United States.

History

The Merger and Initial Public Offering

In March 2000, we completed the merger of PalEx with and into Silver Oak Acquisition Corp., our wholly owned subsidiary, which initially changed its name to “PalEx, Inc.” PalEx subsequently changed its name to “IFCO Systems North America, Inc.” As a result of the merger and related transactions, we own all of the stock of the IFCO Companies and IFCO North America. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company’s ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO’s ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

In conjunction with the merger, each option to purchase PalEx common stock that was outstanding on the date of the merger was converted into an option to purchase a certain number of ordinary shares of IFCO Systems, as determined by the definitive agreement providing for the merger. The PalEx options became immediately vested upon completion of the merger and conversion to IFCO Systems options.

In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters’ exercise of their overallotment option. The initial public offering price was €15.50 or $14.90 per share. Our total net proceeds from the IPO, including the exercise of the overallotment option, were $203.2 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of €200.0 million principal amount of 10 5/8% Senior Subordinated Notes Due 2010, and borrowings from our senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund a cash payment due to General Electric Capital Corporation and General Electric Erste Beteiligungs GmbH, and to fund our purchase of the remaining joint venture interest in our U.S. operations, IFCO-U.S., L.L.C.

In connection with the merger, Schoeller Industries and Gebrüder Schoeller Beteiligungsverwaltungs GmbH (“Gebrüder Schoeller”) contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebrüder Schoeller, entered into the Option Release and IPO–Facilitation Agreement with GE Capital and GE Erste in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $22.2 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital and GE Erste €22.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the offering of the senior subordinated notes, and the initial borrowings under our senior credit facility in consideration of the release of GE Capital’s and GE Erste’s options and other rights to purchase shares of the IFCO Companies.

The IFCO Companies

The IFCO Companies began the world’s first round-trip systems business. The business was initially founded in 1992 as IFCO International Fruit Container Organization GmbH, an affiliate of Schoeller Industries, which later changed its name to IFCO International Food Container Organization GmbH and then to IFCO GmbH. IFCO GmbH subsequently merged into IFCO Europe.

Since 1992, the IFCO Companies have developed European-wide round-trip systems for fresh fruit and vegetables. The IFCO Companies hold several international patent rights on its RPCs.

Schoeller Industries is a family-owned business with its origins in the paper, sugar, wood, and textile industries dating back to the eighteenth century. In 1958, Alexander Schoeller invented, developed, and launched the first plastic beverage crates for use in the German beverage market, and plastic moldings are still one of the Schoeller group’s core businesses. In 1982, Alexander’s sons, Christoph and Martin Schoeller, joined the group and, in 1992, were responsible for the design of the collapsible RPCs and the launch of the IFCO Companies.

In 1994, IFCO International entered into a joint venture with Mitsubishi in Japan, the IFCO Companies’ first market entry outside of Europe. In 1996, IFCO International also entered into a U.S. joint venture. In 1997, GE Capital became an investor in IFCO Europe through its subsidiary, GE Erste. In 1998, IFCO Europe was named one of Europe’s Top 500 Growth Companies by the Association of Dynamic Entrepreneurs in Brussels, Belgium.

IFCO North America (formerly PalEx)

PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering in March 1997, PalEx acquired three businesses engaged in pallet manufacturing and recycling. Since that time and prior to the merger, PalEx acquired 16 additional pallet companies, making it the largest producer of new pallets and the largest pallet recycler in the United States. In the United States, IFCO North America currently offers pallet management, supply, repair, recycling, and remanufacture services, as well as manufactures custom wood crates. In Canada, IFCO North America conducts pallet pooling operations, as well as offers pallet repair and recycling services, through IFCO Systems Canada, Inc., our Canadian subsidiary, which was formerly known as SMG Corporation.

IFCO North America conducts its pallet operations, as of December 31, 2001, from 66 pallet services facilities in 26 states in the United States and from 9 pallet pooling facilities in 7 Canadian provinces.

IFCO North America also previously manufactured and sold wooden pallets, but in August 2000 we determined to concentrate on our systems and services businesses. We completed the sale of substantially all our new pallet manufacturing operations in October 2001. The proceeds of the sale were $48.1 million and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. The buyer also issued a warrant to the Company that entitles the Company to purchase up to 1.76% of the buyer’s shares of common stock outstanding on the date of the warrant if the promissory note remained unpaid for more than one year. The promissory note was paid in full in April 2002 and the warrant was cancelled. As a result of the sale, we have reported the new pallet manufacturing business as discontinued operations in this report.

In separate transactions in February 1998, PalEx acquired four leading steel drum reconditioning companies, which formed the base for expanding its operations into the industrial container management industry. As a result of these acquisitions and three subsequent acquisitions, IFCO North America became the largest reconditioner of industrial containers in North America. In 2000, following the merger and the IPO, we purchased an additional industrial container company in a stock purchase. The total purchase price for this acquired company was approximately 61,000 IFCO Systems ordinary shares and approximately $650,000 in cash.

In February 2002, we completed the sale of substantially all of our industrial container services operations. The proceeds of the sale paid at closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. In addition to the stated purchase price, the buyer assumed current working capital liabilities of the acquired business. The buyer will also pay the Company up to an additional $11.0 million of cash under an earn-out formula based upon the 2002 EBITDA of the industrial container operations’ central region, which includes the Acme Barrel facility in Chicago, Illinois. The Company provided a $3.75 million letter of credit to the buyer to cover certain insurance costs and agreed to reimburse the buyer for specified insurance costs incurred over a future period by the industrial container services operations’ central region. In addition, the buyer’s promissory notes and $2.0 million of the cash proceeds from the sale were escrowed pending resolution of certain environmental issues. An additional $830,000 of the cash proceeds was delivered to a third party to hold in escrow for the settlement of a Superfund claim relating to one of the Company’s industrial container facilities in California. As a result of the sale, we have reported the industrial container services business as discontinued operations in this report.

Two facilities of the industrial container services operation, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois, continue to be owned by the Company, through separate subsidiaries, following the February 2002 closing of the asset sale. The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree, and a subsidiary of the Company will retain title to the assets of this facility pending completion of negotiations between the Buyer and the U.S. Environmental Protection Agency and the Florida Department of Environmental Protection (“FDEP”) for a prospective purchaser’s agreement to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. Until an agreement is completed with EPA and FDEP, the Zellwood facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Zellwood facility, while the Company’s subsidiary continues to retain title. The agreement among the buyer, EPA, and FDEP is expected to be completed in the third quarter of 2002, at which time title to the Zellwood assets will be transferred to the buyer and half of the escrowed cash and the escrowed promissory notes will be distributed to the Company. However, if an agreement is not reached with EPA and the FDEP before February 2003, but as an incentive to eventually complete the agreement, either party may exercise an option of closing down the Zellwood facility, transferring title to the buyer and moving the operations to another location. The party that exercises the option will incur punitive costs.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. In accordance with the purchase agreement, as amended, the Acme Barrel facility will cease operations no later than May 31, 2003, and the buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse us for expenses we incur in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to operate the Acme Barrel facility and retains title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

Expansion and Acquisitions

Returnable Plastic Containers

We have operations in the United States for the development and operation of round-trip systems and RPC pools, and we have ownership interests in RPC operations in Argentina and Japan.

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

We entered the market in Argentina in mid-1998, and the Argentina operation began RPC pooling operations in March 1999. In 2001, we sold a controlling interest in the Argentina operation to an unaffiliated third party and now have only a 49% interest.

In Japan, we have a minority interest in a joint venture with Mitsubishi, which began in 1995. The joint venture continues to encounter a very fragmented market and strong cooperative controls.

We also began our entry into the market in other parts of Asia in November 2000 by establishing a local company. Start-up operations in Asia have been postponed pending revision of the Company’s global strategy.

Pallets

Since the initial three acquisitions in connection with PalEx’s initial public offering in March 1997, but prior to the merger and the IPO, PalEx purchased 16 pallet companies in separate transactions. The total purchase price for these acquired companies was approximately 5.2 million shares of PalEx common stock, approximately $55.4 million in cash, and approximately $10.0 million principal amount of convertible notes.

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

Pursuant to an Asset Purchase Agreement dated as of August 25, 2000, a newly formed wholly owned subsidiary of IFCO North America acquired substantially all the assets of Bromley Pallet Recyclers, Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana, LLC, and Bromley Pallet Recyclers of Illinois, LLC. The Bromley Pallet companies provided pallet services from more than 15 facilities in Florida, Georgia, South Carolina, North Carolina, Arkansas, Indiana, Kentucky, Illinois, and Ohio. The purchase price for the assets consisted of $20.3 million in cash, 119,318 of our ordinary shares, and an approximate $6.6 million principal amount subordinated note. The agreement included customary representations and warranties and indemnities by the Bromley Pallet companies and their respective equity owners. The equity owners of the Bromley Pallet companies also agreed not to compete with IFCO North America and its affiliates for a period of five years after the acquisition.

In connection with the proposed restructuring of the Company’s debt, and the senior position of both our amended senior credit facility and senior subordinated notes, we determined not to make the payments of principal and interest on the Bromley subordinated note that were due on April 1 and July 1, 2002 totalling $0.9 million. The note is an unsecured obligation of an indirect subsidiary of the Company, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under our senior credit facility and our senior subordinated notes. The Bromley note accrues interest at the rate of 9% per annum and has an outstanding principal balance of $4.8 million.

We have received a default notice from the holder of the Bromley note. The Bromley note provides, however, for a 180-day standstill in the event of a continuing default under our senior debt, which is defined to include our senior credit facility and our senior subordinated notes. Accordingly, as a result of the continuing default under our senior subordinated notes, the holder of the Bromley note may not exercise any remedy under the note for this 180-day period. The Company and the ad hoc committee of holders of our senior subordinated notes contemplate that the Bromley note will either be reduced and repaid under negotiated terms or otherwise discharged in connection with the Company’s proposed debt restructuring.

Capital Expenditures

In 2001, the aggregate amount of capital expenditures, other than the acquisitions discussed above, was approximately $34.0 million, including $20.9 million for RPCs. Capital expenditures currently in progress or anticipated in 2002 total $25.2 million. See “B. Liquidity and capital resources” in Item 5, “Operating and Financial Review and Prospects” for a discussion of our ability to make capital expenditures.

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

Since we started the RPC pool in Europe in 1992, we believe we have become the leading supplier of RPCs in Europe. Currently, there are approximately 64.5 million of our RPCs in circulation in Europe. Our European RPC pool now serves over 4,000 growers supplying produce to thousands of supermarket outlets in Europe.

Producers and retailers enjoy several advantages with the IFCO round-trip systems compared to the use of traditional, disposable packaging, including lower costs, better product protection, increased handling efficiency, more efficient space utilization during transport, and less waste and environmental impact. We are able to maximize these benefits as a result of experience with container pooling and transport and our network of container depots, which is extensive in Europe.

The IFCO round-trip system is illustrated as follows:

This system includes the following steps:

•	producer faxes order for IFCO RPCs to an IFCO container depot;

•	RPCs are delivered from the IFCO container depot to producer;

•	producer receives an invoice for round-trip services, which include the one-time use of RPCs on either a trip or time basis;

•	producer also receives an invoice for a deposit for RPCs;

•	computer asset management generally monitors the flow of RPCs, but does not currently track the location of each individual RPC, except for RPCs used in dry goods distribution;

•	producer packs RPCs and ships them to retailer’s distribution center or retail outlet, depending on retailer;

•	in Europe, producer bills the deposit for the RPCs to retailer;

•	retailer displays the products in the RPCs or removes the products for display;

•	we contract third parties to collect empty, collapsed RPCs from retailer’s distribution center or retail outlet, depending on retailer, for return to an IFCO container depot;

•	in Europe, once RPCs are recollected, we return deposit to the retailer; and

•	we inspect and clean, repair, or recycle, as necessary, empty RPCs at the IFCO container depot to make them ready for their next delivery to a producer.

The IFCO round-trip systems cover all of the steps in the flow of the goods from delivery to return to depot, including:

•	delivery to customer or first user;

•	collection of empty containers from retailer;

•	quality control;

•	hygienic cleaning conforming to applicable health and safety guidelines;

•	storage and delivery to the next customer; and

•	optional tracking system for dry goods.

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

We are currently preparing to roll out a new generation of RPCs in Europe and in the United States. The new generation RPCs will generally reflect an improved quality, especially with respect to the closure mechanism and stability, as well as have a lower breakage rate. In addition, our purchase price for the new generation RPCs will be significantly lower and we will have greater warranty protection from our supplier. See “—Suppliers and Raw Materials—Returnable Plastic Containers.”

The IFCO RPCs move back and forth among countries based on where crops are being harvested and the countries to which crops will be exported. For example, if Spain were at peak harvest, RPCs from depots outside Spain would be shipped directly to customers in Spain. In our European RPC pool, most packed RPCs end up back in Germany, since Germany imports much more produce than it grows domestically while other European countries tend to be net exporters. The RPCs are generally used between three and 12 times per year, depending on the type of RPC.

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

For a breakdown of our RPC revenues for the years ended December 31, 1999, 2000, and 2001, by segments and geographical markets, see Note 13 to our combined and consolidated financial statements included in this report.

The Company continues to work on the development of tracking and tracing technology for its RPCs and the materials movement industry to track the location and the content of shipping platforms. These platforms include primarily RPCs, but could also include pallets and other conveyances. We believe that such a tracking technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation. Auto identification technology is, in principle, existing and proven, but the Company is still evaluating various technologies for this purpose. With respect to any technology selected for testing and possible implementation, we will consider various factors, including field effectiveness, ease of use, and cost.

Pallet Services

We offer pallet management, supply, repair, recycling, and remanufacture services in the United States. We also manufacture custom wood crates. We believe that the pallet manufacturing industry in North America is largely a mature industry. Accordingly, we have generally focused our efforts on the wide variety of services that can be provided to pallet users. We believe that these systems and services present the greatest opportunity for future growth in the pallet industry. In 2001, we developed a national sales team for pallet services, established numerous new pallet services offerings, created a preferred provider affiliate network, and designed a proprietary pallet monitoring system known as the PalTrax™ system.

Our preferred provider network program was developed and tested in 2000 and implemented during 2001. Preferred providers are chosen based on an evaluation of their services and their industry reputation. Our relationship is solidified by a contract with each service provider. Our preferred providers are used to service areas where we do not maintain a company-owned facility and for new pallet supply.

The PalTrax™ system is a proprietary pallet monitoring and management tool developed by IFCO Systems for pallet tracking and reporting. Customers can access PalTrax™ via the IFCO Systems Internet site and view pallet activity for any location 24 hours a day. The system is centrally monitored. Customers are issued password-protected access and can extract pallet balance information at their convenience. Accounts are reconciled monthly and accurate statements are provided. The PalTrax™ system provides consolidated invoicing and reporting for all pallet activity for a customer.

Pallet services represented the following approximate percentages of revenues of PalEx or IFCO Systems for the historical and pro forma periods as indicated (excluding discontinued operations for all periods presented):

United States
PalEx Historical Year Ended December 27, 1999	91%
IFCO Systems Pro Forma Combined Year Ended December 31, 1999	49%
IFCO Systems Historical Year Ended December 31, 2000	41%
IFCO Systems Historical Year Ended December 31, 2001	54%

Pallet Management.    We can design a comprehensive pallet management program that allows our customers to focus on their core business instead of managing pallets. After a thorough review of a customer’s supply chain, we can design and implement a complete program to manage efficiently every aspect of the customer’s pallet needs, including pallet supply, tracking, retrieval, sorting, repair, disposal, and reporting. Our pallet management services enable our customers to lower their costs by outsourcing non-core activities.

Pallet Supply.    Through the combined power of our owned facilities and our preferred providers, we have created the largest national network of pallet supply and services available in the United States. We combine a comprehensive evaluation process, pallet redesign software, and solutions experts to allow us to provide the most economic and ideal pallet solution for our customers. With our own resources or through our preferred provider network, we can provide recycled, remanufactured, or new pallets depending on the customer’s specifications. We also offer custom-size pallets, inventory management services, just-in-time delivery, and comprehensive and accurate reporting.

Pallet Retrieval.    Pallet retrieval services allow our customers to recover value from used pallets. We will retrieve pallets from nearly anywhere in the United States. All tracking, location, and inventory information is maintained on our proprietary PalTraxTM system, which provides comprehensive reporting and visibility for customers. Our customers may earn credits toward pallet purchases or choose to receive cash back. With this program, our customers avoid paying hauling and disposal fees.

Pallet Sort and Repair.    With our customized sort and repair programs, we will sort pallets, repair as needed, and return ready-to-go pallets to our customers’ distribution systems. As an added benefit, we can also dispose of any associated wood waste. We can provide sort and repair services at a customer’s site or at one of our facilities. The PalTrax™ system is used to monitor and manage this program and makes comprehensive reporting readily available.

Pallet Recycling and Remanufacturing.    As an alternative to new pallets, many of our customers choose to receive recycled or remanufactured pallets. We can provide a remanufactured pallet made out of recycled or used materials that serves as an alternative to a new manufactured pallet. In addition, we sometimes combine recycled and new materials depending on the customer’s needs and specifications. The recycling and remanufacturing process allows us to provide a high-quality pallet at a very competitive price. We can provide a variety of pallet sizes utilizing this method.

Many new pallets are discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. Pallet repair and recycling operations begin with the retrieval or purchase of used pallets from a variety of sources. The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and may be resold or returned immediately. Repairable pallets have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the repair facility. Pallets that cannot be repaired are dismantled and the salvageable boards are recovered for use in repairing and building other pallets. Unsalvageable boards may be ground into wood fiber, which we sell for use as landscaping mulch, fuel, animal bedding, and gardening material, as well as for other uses. Despite increases in automation, pallet recycling and remanufacturing remains a labor-intensive process.

Buy-Sell Programs.    Our buy-sell program is ideal for customers who ship their products on specific pallets yet receive significant volumes of pallets that do not meet their specifications. We will provide pallets with the correct specification while removing pallets that do not fit the customer’s system. This program minimizes our customer’s handling costs and guarantees the customer the right product at the right place. An added benefit for us is that we maximize the use of our transportation equipment because we are able to optimize our fleet capacity.

Back-dock Management Services.    With back-dock management services, we provide large customers pallet management services, including pallet sort and repair labor, in exchange for excess pallets these customers generate or for agreed-upon service fees. The excess pallets are used as supply in our pallet recycling and remanufacturing operations. This program also minimizes our material acquisition costs.

Custom Wood Crating.    We maintain nine facilities dedicated to the manufacture of custom wood crating, custom pallets, and specialized packaging supply that service approximately 150 customers across the continental United States, primarily in the lawn and garden industry. Our crating specialists partner with our customers to engineer customized packaging solutions. We will custom design or redesign a wood crate or pallet to meet a customer’s specific shipping and warehousing needs. Our wood crate designs allow for stacking of heavy power equipment, up to five units high.

Our custom wood crates are simple to assemble and allow for immediate visual recognition of our customer’s product within the crate due to an open framework design. We believe our wood crates offer economical product protection compared to other options and provide for reduced product handling. The ability to stack these crates also maximizes warehouse space for our customers.

Pallet Pooling

We provide pallet pooling services in Canada based upon contractual relationships with customers, as well as ancillary pallet repair and recycling services. Historically, we operated our pallet pooling operations through the Canadian Pallet Council. In 2000, we began development of our independent FLEX program for pallet pooling. In 2001, we invested a great deal of resources to expand our infrastructure in Canada for the anticipated growth of the FLEX program. We also made investments in management and administration, which contributed to increased overhead costs. As a result of difficulties we experienced with this rapid growth and the slow acceptance of the FLEX program in Canada, we restructured our Canadian operations by the end of 2001 and decided to discontinue the FLEX program. We have once again become an active participant in the Canadian Pallet Council pool, and our Canadian pallet pool of approximately 1.5 million pallets continues to be the second largest pallet pool in Canada. We also provide related pallet repair and recycling services in Canada where we are the largest pallet recycler.

Pallet pooling represented the following approximate percentages of revenues of PalEx or IFCO Systems for the historical and pro forma periods as indicated (excluding discontinued operations for all periods presented):

Canada
PalEx Historical Year Ended December 27, 1999	9%
IFCO Systems Pro Forma Combined Year Ended December 31, 1999	5%
IFCO Systems Historical Year Ended December 31, 2000	5%
IFCO Systems Historical Year Ended December 31, 2001	5%

Discontinued Operations

New Pallet Manufacturing.    We previously manufactured and sold new pallets in the United States, but in August 2000 we determined to concentrate on our systems and services business. We completed the sale of substantially all our new pallet manufacturing operations in October 2001. We have reported the pallet manufacturing business as discontinued operations in this report.

Industrial Container Services Operations.    We previously provided industrial container services. In February 2002, we completed the sale of substantially all of our industrial container services operations. We have reported the industrial container services business as discontinued operations in this report.

Seasonality

For a discussion of the seasonality of our operations, see “A. Operating results—Seasonality” in Item 5, “Operating and Financial Review and Prospects.”

Sales and Marketing

Returnable Plastic Containers

We currently maintain a broad range of customers located throughout Europe and the United States, as well as in Japan and Argentina through our joint ventures in those countries. Our RPC sales and marketing department is comprised of approximately 34 people and is headquartered in Germany, with nine regional offices in Europe and one in the United States. Our sales process is managed by direct salespersons, supplemented with high-level discussions between our top management and the retail chains. The marketing and sales strategy focuses primarily on:

•	developing and enhancing relationships with retailer groups;

•	encouraging retailers to request their suppliers to use the IFCO round-trip systems; and

•	working closely with new and existing customers, whether growers or manufacturers, to implement IFCO round-trip systems for the customer and expand their use.

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

Our pricing is different in each country and is based on the distance between the customer and the retailer. Generally, pricing is reviewed on a yearly basis, unless there are changes in raw material costs or taxes or other exceptional events occur.

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

Pallet Services

We provide our pallet services to a wide array of customers throughout the continental United States. Our national sales and marketing organization consists of four national business development directors, two national account managers, and six field and central customer service representatives. In addition, the Company has local and regional sales representatives to service the local and regional markets. Our national sales and marketing organization is headquartered in Houston, Texas.

Our primary sales and marketing activities involve direct selling by our sales force to local and regional customers at the plant level. This effort is supplemented by targeting larger, national companies and selling at higher levels within those targets. Because pricing is a function of regional materials and delivery costs, pricing is established at the regional level. Because many of our customers need pallet services on a national scale, we continue the development and implementation of our national sales and marketing plan to provide these services at multiple locations throughout the United States. We continue to develop a national network of facilities that will allow pallet services customers to:

•	centralize purchases of recycled pallets;

•	obtain convenient and dependable service and a consistent supply of uniform quality pallets;

•	achieve greater efficiencies in their shipping platform use;

•	consolidate invoicing activities into detailed monthly summaries, regardless of number of locations; and

•	meet corporate recycling goals.

We have developed relationships with several national customers and intend to provide services to these and numerous other customers on a local, regional, and national basis. The shipping platform and needs of national companies are not uniform, and we intend to tailor our national programs for each customer. These programs include a combination of sourcing, retrieving, repairing, and recycling pallets according to individual customer requirements.

Marketing for pallet services is primarily accomplished through direct means–direct selling supplemented by direct marketing. Our sales representatives contact prospective clients through referred leads, leads obtained through our web site efforts, and through a geographic and industry related targeting process. Trade fairs are also attended to ensure a presence within the materials handling industry.

Pallet Pooling

Our sales and marketing team for pallet pooling in Canada consists of seven people that are located in six offices throughout Canada. This team spent much of 2001 marketing the FLEX program for pallet pooling. The FLEX program was a proprietary rental/ownership pool, which incorporated a one-way shipping system. Due to the slow adoption of this system, the FLEX program was discontinued in December 2001 in order to focus on servicing our Canadian Pallet Council pool and the growth of related pallet repair and recycling services in Canada.

Customers

Returnable Plastic Containers

Although the direct customers of IFCO round-trip systems are producers, the demand is driven mainly by the large retail chains and their product transport requirements. Our top twenty grower customers for RPCs accounted for approximately 13% of RPC revenues for 2001. No grower customer accounted for more than 0.5% of our 2001 revenues, and we do not materially rely on any single grower customer. The top ten retailer groups using IFCO RPCs accounted for approximately 84% of the recollection of RPCs in 2001.

Currently, over 65 European retailer groups are using IFCO round-trip systems, including major retailers such as Edeka, Rewe, and Metro in Germany, Coop and Migros in Switzerland, and Waitrose in the United Kingdom. There has been a trend towards consolidation of grocery retailers in Europe. For example, Allkauf and Kriegbaum were acquired by Metro, and Wertkauf and Interspar were acquired by Wal-Mart in Germany. This trend is expected to continue and has had a positive effect on us as we are able to obtain more volume through existing relationships.

Outside of Europe, our international operations are still largely in the development stage. Major retailers in Japan using the IFCO round-trip systems include JUSCO, Coop-Kobe, York-Benimaru, Ito-Yokado, Inageya, Izumiya, and Coop-Tokyo. In the United States, major retailers who have started to adopt the IFCO round-trip systems include Wal-Mart and H.E. Butt. In Argentina and Uruguay, the major retailers now using the IFCO round-trip systems are Promodes Group (Carrefour, Disco, and Dia %), Wal-Mart, Casino Group, Coto, and Jumbo.

We currently have two principal customers for our dry goods operations, one department store, Kaufhof in Germany, whose service agreement extends to June 30, 2003, and Deutsche Post AG, whose contract extends to September 30, 2004. Deutsche Post AG is one of the largest European transporters of parcels and letters. The service agreement with Deutsche Post AG began in 1999.

Pallet Services

In the United States, we seek to provide pallets and pallet management services to customers throughout the supply chain in a variety of industries, including automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals. Our pallet services model combines the strength of a national presence, local marketing, and sales knowledge with the flexibility and capability to develop innovative approaches to the pallet-related needs of our customers. Our clients are both small and large companies. Large company customers include Dell, Hewlett-Packard, Armstrong World Industries, Sara Lee, Michelin, Kmart, Kohler, and Target. In 2001, a custom wood crating customer accounted for approximately 10.7% of our pallet services revenues. No other pallet services customer accounted for more than 4% of our pallet services revenues for 2001.

We are committed to our customers. No matter where our customers are located, we provide an experienced and dedicated account manager to each customer. Our customers are supported by a national network in the United States, up-to-date technologies, and over 35 years of pallet industry expertise.

Pallet Pooling

In Canada, we provide our pallet pooling services primarily to food manufacturers. No customer accounted for more than 5% of the revenues from our Canadian operations in 2001, while our top 5 customers together accounted for almost 21% of total Canadian revenues. Our largest customers in Canada include Robinhood Multifoods, Coca-Cola, Saputo Cheese, Pepsi-Cola, and Kraft/Nabisco. Although the operational problems we experienced in Canada in 2001 created a temporary reduction in the number of customers, by the end of 2001 we had added 15 new customers.

Suppliers and Raw Materials

Returnable Plastic Containers

Schoeller Wavin Systems AG, an indirect subsidiary of Schoeller Industries, manufactures the RPCs that we use in Europe. Schoeller Wavin Systems AG has production sites throughout Europe. In addition to production capability, Schoeller Wavin Systems AG also conducts destructive and non-destructive testing, as appropriate, on raw material and production samples for quality control, new product testing, and product development. An affiliate of Schoeller Wavin Systems AG, Schoeller Wavin Systems, Inc., also manufactures the RPCs we use in North America.

In 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a supply agreement, which was later assigned to Schoeller Plast AG. Schoeller Plast AG subsequently changed its name to Schoeller Wavin Systems AG. The term of the 1997 supply agreement was ten years, to December 31, 2007, for all then existing products. For all new products, the 1997 supply agreement was automatically extended based upon the date of the commercial market introduction of the new product.

In April 2002, IFCO Europe, as the successor to IFCO GmbH, and Schoeller Wavin Systems AG entered into a replacement supply agreement for a term running through December 31, 2009. The replacement supply agreement replaces, with an effective date of January 1, 2002, the old agreement, which still had over seven years remaining on its term based upon the introduction of the most recent new product innovation in 1997. Unlike the 1997 supply agreement, the term of the replacement supply agreement is not automatically extended because of the introduction of new products.

The replacement supply agreement provides for Schoeller Wavin Systems AG to provide new generation models of RPCs for IFCO Europe. The new generation RPCs will be used both to replace and upgrade the existing RPC pool in Europe over the next four to five years and to support the planned future growth of the RPC business in Europe by increasing the size of the pool. IFCO Europe is required to purchase the manufactured RPCs from Schoeller Wavin Systems AG, and Schoeller Wavin Systems AG is obligated to supply the IFCO RPCs exclusively to IFCO Europe. Schoeller Wavin Systems AG committed to provide a minimum production capacity of 16.0 million RPCs each year, and IFCO Europe agreed to purchase a minimum of 7.0 million units over each of the next five years once the molds for all new generation models are available.

As part of the replacement supply agreement, IFCO Europe obtained a significantly lower purchase price per RPC. The replacement supply agreement establishes a price structure that is based upon production costs and material costs. Production costs per kilogram increase each year through 2006 and will be increased in increments if the annual volume purchased by IFCO Europe is below 12.0 million units. After 2006, the pricing structure must be renegotiated. New RPCs may be manufactured either from recycled material obtained from the Company’s old RPCs, resulting in no material cost to IFCO Europe, or from new, virgin material. The material cost to IFCO Europe for new, virgin material is based upon a public raw material price index less volume discounts based upon the annual delivery quantity of new material.

The replacement supply agreement also improves IFCO Europe’s warranty position, since Schoeller Wavin Systems AG will reimburse IFCO Europe for any damaged new generation RPC if the breakage rate exceeds 1.25%. The actual amount of reimbursement will decline ratably over five years, so a damaged RPC that is new will be reimbursed 100% and there will be no reimbursement for RPCs over five years old. Pursuant to the replacement supply agreement, Schoeller Wavin Systems AG also agrees to develop and improve RPCs in the future.

Under the replacement supply agreement, all of the RPC technological developments for IFCO Europe existing when the replacement supply agreement was entered into, including the new generation models, remain the exclusive property of IFCO Europe or its affiliates. The replacement supply agreement also includes an exclusive royalty-free license to Schoeller Wavin Systems AG with respect to the manufacturing of the RPCs for IFCO Europe.

We believe that the terms of the replacement supply agreement are at least as favorable as the terms that could have been obtained by the Company in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

The replacement supply agreement may be extended for successive one-year terms until one of the parties gives one year’s prior notice of intent to terminate it, effective upon its expiration.

In September 2000, IFCO-U.S. and Schoeller Wavin Systems, Inc. entered into a ten-year supply agreement for the supply and development of RPCs for IFCO-U.S. in North America. The U.S. supply agreement was negotiated on the basis of and patterned after the 1997 supply agreement with IFCO GmbH and has similar terms and conditions. The U.S. supply agreement expires on December 31, 2010, and, may, upon the request of IFCO-U.S., be renewed for an additional ten-year term. In 2001, the Company began negotiating with Schoeller Wavin Systems, Inc. with respect to a replacement and upgrade program on similar terms as the replacement supply agreement for Europe.

For a more detailed description of these supply agreements, see “B. Related party transactions—Supply Agreements” in Item 7, “Major Shareholder and Related Party Transactions.”

Pallet Services

We source the majority of our pallets for reconstruction from businesses that use pallets, including large and small retailers and distributors. In addition, we purchase or receive pallets from any number of sources delivering them to our facilities. Businesses that receive and ship a significant amount of goods are generally good sources for used pallets. Often the pallets they receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. We identify these sources through establishing relationships with pallet users and by direct solicitation, telemarketing, and advertising. We generally achieve timely pallet removal by placing a trailer at a source that is used to hold unwanted pallets. We then remove the load of pallets at the same time we deliver recycled pallets to the pallet user. In some cases, we are paid a tipping fee for hauling away the used pallets or are allowed to take the pallets away at no charge. In other cases, we buy the used pallets.

Pallet Pooling

Raw materials for the pallet pooling business in Canada are new lumber, paint, and fasteners. Due to the operational problems we experienced in 2001, relationships with some of our suppliers became temporarily strained and we were subjected to temporary price increases as a result. The supply of raw materials was, however, consistent and reliable throughout the year. None of our customers suffered a pallet supply shortage despite our modified arrangements. We do not expect these temporary problems to occur again.

Intellectual Property

We own rights to the names “IFCO” and “IFCO Systems” and have registered, or applied for registration of, these marks for our lines of business in Germany, the United States, and other countries. We believe that the “IFCO” name is a significant asset of the Company.

Returnable Plastic Containers

The development and protection of proprietary technology is essential to our business. Schoeller Wavin Systems AG and Schoeller Wavin Systems, Inc. conduct ongoing research and development as part of their obligations under the supply agreements with us to create and improve the design of our products. These efforts are conducted in collaboration with, and with input from, us. They have resulted in a number of innovative product designs and improvements. We have a policy of protecting our proprietary technology with patents. We file patent applications in the countries in which we operate and have obtained several European and international patents covering our products. We believe the loss of these patent rights would have a material adverse effect on our RPC business.

Our principal patents relate to our RPCs for perishables and for dry goods and are registered in the name of a wholly owned subsidiary of the Company. The principal patent for RPCs protects our rights to produce and use IFCO RPCs for perishables that consist of one piece and are produced in one production step. They have a base and four sides with hinges that can be folded inward toward the base. The patent expires in 2013. The principal patent for dry goods RPCs protects two main elements, a tray that can be used as the top or bottom and a collapsible frame that holds the side walls. This patent expires in 2011.

Patents have also been issued for IFCO’s new generation of RPCs, known as “IFCO green plus,” to protect the wall design, closure mechanism, and hinge design. These patents expire in 2017. The new patents are currently registered in the name of Schoeller Plast S. A., an affiliate of Schoeller Wavin Systems AG. Pursuant to the terms of the replacement supply agreement for Europe, IFCO Europe owns these intellectual property rights and has paid the annual patent fees. We are currently in the process of causing the patents to be transferred formally to IFCO Europe or another subsidiary of the Company.

Pallet Services

We developed our PalTrax™ system in 2001 to provide better service to our large, national customers. This system is proprietary and was developed by IFCO Systems with the assistance of a third party. Use of the PalTrax™ system was implemented in late 2001. We believe the system is already proving to be a valuable asset. The system is protected by a registered copyright in the United States, and we have applied for a registered trademark in the United States for “PalTrax”.

Other than the PalTrax™ system, we do not rely on patents or trademarks to any material degree in our pallet services operations.

Pallet Pooling

We do not rely on patents or trademarks to any material degree in our pallet pooling operations. As a result of the development and implementation of the FLEX pallet program in 2000 and 2001, we applied for trademark registration of IFCO FLEX in both Canada and the United States. As a result of the discontinuation of this program, we are abandoning any related applications for registration or will not seek to renew or continue any related registered trademarks.

Competition

Returnable Plastic Containers

We believe that no other company has successfully challenged our position in Europe with respect to round-trip systems. We do, however, anticipate more aggressive challenges. The principal competitive factors are network economics, industry standards, and cost-savings. An additional, negative competitive factor that we are currently facing is the uncertain status of our debt restructuring.

We believe that when retailers select container systems, they want to be able to choose in a competitive environment. We also believe the market position we have obtained is protected as a result of:

•	our established relationships with customers and retailers, which are maintained in part by the logistical services provided through our round-trip systems;

•	the size of our RPC pool, which is the largest in Europe;

•	more locations to service customers and retailers where the volume of produce shipping from grower customers or to retailers creates the need; and

•	the advantages of initial market entry.

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

In the United States, we face similar competitive pressures to those in Europe, except that CHEP has a more significant presence overall in the United States than we do and represents a competitive challenge. In addition, recently Hays Container Services, a subsidiary of Hays Plc, and Georgia-Pacific Corporation have entered the RPC market in the United States and may pose a competitive threat as they develop their RPC operations.

We believe that neither the Japanese nor the Argentine operations, in which we own minority interests, have any direct competitors other than the providers of traditional corrugated packaging.

Pallet Services

We currently own and operate the largest network of pallet recycling services in the United States. With over 3,600 industry participants, including new pallet manufacturers, the pallet industry has been, and is expected to remain, extremely fragmented and highly competitive. Though a few companies have attempted to establish national pallet operations, most of our competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic area.

We believe that the principal competitive factors in the pallet industry are price, quality of products and services, and reliability. Competition on pricing is often intense and we may face increasing competition from pallet pooling or other pallet services providers. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet services business in the future, which could change the competitive dynamics of the industry. CHEP USA’s pallet pooling system currently competes with both new pallet sales and pallet recycling to the grocery, retailing, and wholesale distribution industries and has expanded into other industries. In addition, pallet services operations, including recycling, are not highly capital intensive and the barriers to entry in this business are minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to recycle pallets at lower costs than ours.

Pallet Pooling

We own and manage the second largest pallet pool in Canada with approximately 1.5 million pallets. CHEP owns the largest pallet pool in Canada, estimated at 2.5 million pallets, and is the other major competitor in the pallet pooling market in Canada. The pallet pooling business requires extensive capital investment, and we believe this is a barrier to entry for possible competitors. Other than CHEP, we believe the primary competition for our pallet pooling business is more likely to come from pallet recyclers in Canada.

As a result of the pallet repair and recycling services that are ancillary to our pallet pooling operations, we are also the largest pallet recycler in Canada, and we believe we are competitive in all major markets. CHEP does not currently offer pallet recycling services in Canada. Other than CHEP’s pallet pooling activities, there are no other pallet companies in Canada that have achieved a national presence. There is a risk that other, smaller companies may have lower overhead costs and may be able to recycle pallets at a lower cost on a local basis. In addition, there is a threat that these smaller companies could combine to form a national presence or that a new, national competitor could emerge. Pallet recycling operations are not capital intensive and the barriers to entry are fairly low. Only a national competitor would, however, pose a significant threat to our pallet recycling business in Canada.

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

Pallet Services

Our pallet services business is subject to evolving environmental, health, safety, and transportation laws and regulations at the federal, state, and local levels. These regulations are administered by the EPA and various other federal, state, and local environmental, zoning, health, and safety agencies. Many of these agencies periodically examine our pallet services operations to monitor compliance with these laws and regulations.

Industrial Containers

Our industrial container businesses were subject to extensive regulations governing location, design, operations, monitoring, site maintenance, and corrective actions. The U.S. federal statutes affecting the industrial container business regulate the discharges of hazardous substances and waste to the air and water and related permits, as well as handling and disposal practices for solid and hazardous wastes. The states in which our industrial container business operated have their own laws and regulations that may be stricter than comparable federal laws and regulations governing hazardous and nonhazardous solid waste disposal, water and air pollution, releases, and cleanup of hazardous substances and related liability. The states also have adopted regulations governing the permitting and operation of furnaces, including those used in the open top drum reconditioning operations of our former industrial container group.

Although we conducted due diligence investigations of the past waste management practices and the environmental condition of the businesses that our former industrial container group acquired, we cannot assure you that, through our investigation, we identified or quantified all potential environmental problems or risks. As a result, our former industrial container group may have acquired properties that have environmental problems and related liabilities. We sought to mitigate these risks by obtaining environmental representations and indemnities from the sellers of the acquired businesses or by requiring remediation of known environmental contamination before acquisition. We cannot, however, assure you that we will be able to rely on any of these actions if an environmental liability exists.

Our subsidiaries are currently parties to the following judicial or administrative proceedings with respect to environmental matters.

Zellwood Superfund Site.    In February 1998, one of our wholly owned subsidiaries acquired Drum Service Co. of Florida, a steel drum reconditioning company with a facility in Florida. In 1982, Drum Service was notified by EPA and the Florida Department of Environmental Regulation (“FDEP”) that Drum Service had been identified as a potentially responsible party with respect to the Zellwood Groundwater Contamination Site in Orange County, Florida. The Zellwood Site was designated a Superfund environmental clean-up site after FDEP discovered arsenic contamination in a shallow monitoring well adjacent to the site. The Drum Service facility is located on a portion of the 57 acres constituting the Zellwood Site. We believe that Drum Service and its former shareholders were among approximately 25 entities and individuals identified as potentially responsible parties by EPA.

Between March 1990 and July 1996, EPA issued various unilateral administrative orders and notices to Drum Service and the other potentially responsible parties regarding the Zellwood Site. Those orders and notices demanded reimbursement from the potentially responsible parties of approximately $2.0 million of EPA’s costs related to the Zellwood Site and requested the potentially responsible parties to accept financial responsibility for additional clean-up efforts. During that time, EPA estimated that the cost of the selected remedy for soil and the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. EPA currently estimates that the total cost will be approximately $6.6 million. Drum Service and the other potentially responsible parties did not agree to EPA’s demands or agree to fund any additional clean-up. In April 1997, EPA issued an order unilaterally withdrawing its previous order.

On June 12, 1998, a suit was filed by EPA in United States District Court in Orlando, Florida, against Drum Service and certain other potentially responsible parties with respect to the Zellwood Site. EPA sought reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

Drum Service has maintained comprehensive general liability insurance coverage over the past 37 years, and a number of the policies providing this coverage did not contain exclusions for environmental contamination. Drum Service has notified the insurers that issued these policies of EPA’s claims regarding the Zellwood Site and the commencement of EPA’s lawsuit. In 1992, Drum Service settled a claim with one insurer for an amount that covered a substantial portion of the costs Drum Service had incurred at that time in dealing with EPA and FDEP. Drum Service has identified other general and umbrella liability policies for which coverage may also be available and has been approached by the insurer under two of those policies seeking a settlement. The insurer has agreed to pay, and has been paying since 1999, nearly all of Drum Service’s legal fees and expenses in defending EPA’s lawsuit. The insurer also agreed to reimburse Drum Service for past legal fees and expenses. In another instance, involving a different insurer, Drum Services has filed a lawsuit against the insurer demanding coverage in accordance with the policy terms and is in the process of settling this litigation. In addition, the former shareholders of Drum Service have a written agreement with Drum Service and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities and expenses exceed Drum Service’s and IFCO North America’s insurance recoveries. Drum Service intends to continue to pursue its insurance coverage with respect to losses and expenses incurred in connection with the Zellwood Site.

In 2001, the Company, EPA and the U.S. Department of Justice settled the federal government’s claims relating to Zellwood. In this settlement, Drum Service agreed to perform certain remedial actions at the Zellwood facility, primarily testing and grounds maintenance, for an extended period of time.

Following the sale in February 2002 of substantially all the assets of our industrial container services operations, the Zellwood facility continues to be owned by Drum Service, which was renamed IFCO Systems Zellwood, Inc. IFCO Systems Zellwood will retain title to the assets of this facility pending completion of negotiations between the buyer of the industrial containers services assets and EPA and FDEP for a prospective purchaser’s agreement to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. Until an agreement is completed with EPA and FDEP, the Zellwood facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Zellwood facility while IFCO Systems Zellwood continues to retain title. The agreement among the buyer, EPA, and FDEP is expected to be completed in the third quarter of 2002, at which time title to the Zellwood assets will be transferred to the buyer and half of the escrowed cash and the escrowed promissory notes from the asset sale will be distributed to the Company. However, if an agreement is not reached with EPA and FDEP before February 2003, but as an incentive to eventually complete the agreement, either party may exercise an option of closing down the Zellwood facility, transferring title to the buyer, and moving the operations to another location. The party that exercises the option will incur punitive costs.

In connection with the sale of the Company’s industrial container services operations, the buyer agreed to perform the remedial actions required in the Zellwood settlement agreement with the U.S. government. Although the Company believes the buyer has the financial wherewithal to perform necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against IFCO Systems Zellwood for failure to perform these actions.

Acme Barrel Facility.    In late 2001, the City of Chicago made certain claims relating to odor and air quality complaints with respect to our Acme Barrel operations in Chicago. In order to settle these claims, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. In accordance with the purchase agreement, as amended, for the sale of the industrial container services operations completed in February 2002, the Acme Barrel facility will cease operations no later than May 31, 2003, and the buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse us for expenses we incur in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the

Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to operate the Acme Barrel facility and retains title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

Container Services Company, an indirect subsidiary of the Company, was identified as a potentially responsible party in the Operating Industries, Inc. Superfund environmental clean-up site. In 2001, the Company entered into a settlement with the EPA, via a consent judgment, to settle past and future liability for the Operating Industries site. The settlement of $0.8 million, which was paid from the proceeds of the sale of the industrial container services operations, was delivered to a third party to hold in escrow until final payment is made. The final settlement payment was made from the escrow in early July 2002.

C.  Organizational structure

We are a holding company with a number of operating subsidiaries. Our direct significant subsidiaries are described in the following table along with our principal indirect subsidiaries:

Subsidiary	Country of Organization	Percentage Ownership
IFCO Systems GmbH(1)	Germany	100%
IFCO Online AG	Germany	100%
IFCO Systems North America, Inc. (formerly PalEx)(2)	Delaware (U.S.A.)	100%
IFCO-U.S., L.L.C.(3)	Delaware (U.S.A.)	100%
IFCO Systems Finance I, BV	Netherlands	100%
IFCO Systems Finance II, BV	Netherlands	100%

(1)
Formerly known as IFCO Systems Europe GmbH, IFCO Europe has subsidiaries in Germany and in other countries in Europe. Its percentage ownership in the European subsidiaries ranges from 98% to 100%. IFCO Europe also has a 99.9% interest in an Asian subsidiary, a 49% interest in an Argentine company, and a 33.3% interest in a Japanese joint venture.

(2)	Our pallet services operations are conducted through various direct and indirect wholly owned subsidiaries of IFCO North America.
(3)	We indirectly own this subsidiary. Its members are IFCO North America and a U.S. subsidiary of IFCO Europe and IFCO North America.

D.  Property, plants and equipment

General

We believe that our properties are generally adequate for our present needs. Further, we believe that suitable additional or replacement space will be available when required.

Our interests in our owned and leased properties are pledged as security for the repayment of amounts due under our senior credit facility.

Our corporate offices in Amsterdam, the Netherlands, Munich, Germany, and Houston, Texas in the United States are leased.

RPC Operations (excluding North America)

As of December 31, 2001, we operated 57 container depots in connection with our European operations. These RPC depots, which are either leased or managed by third parties for the Company, are located in the following countries:

Austria (3)
Cyprus (1)
Denmark (4)
France (9)
Germany (15)
Greece (2)
Italy (11)
Norway (3)
Spain (3)
Switzerland (1)
Turkey (2)
United Kingdom (3)

Through our investments outside of Europe and the United States, our round-trip systems operations are operated from 22 leased depot facilities in the following countries:

Argentina (2)
Japan (19)
South Africa (1)

Pallet Services, Pallet Pooling, and North American RPC Operations

As of December 31, 2001, we operated 66 pallet services facilities in 26 states in the United States and 9 pallet pooling facilities in 7 Canadian provinces. We own 6 of these facilities, 45 are leased facilities, and 15 are back-dock management facilities operated at the customers’ sites.

For RPC services in the United States, we had 5 RPC processing locations that sort, wash, and/or warehouse RPCs. We operate 4 of the processing locations out of leased facilities and one is managed by a third party for us. We also had 14 RPC distribution locations that warehouse RPCs for distribution. The distribution locations are managed by third parties for us. These RPC facilities are located in 8 states in the United States.

The chart below summarizes the locations of our pallet services and North American RPC facilities as of December 31, 2001:

State or Province	Total Number of North American Facilities	Number of Pallet Services Facilities(1)	Number of Pallet Pooling Facilities	Number of RPC Facilities
Alabama	2	2
Alberta	2		2
Arizona	3	1		2
Arkansas	2	2
British Columbia	1		1
California	12	4		8
Colorado	2	2
Florida	5	3		2
Georgia	4	4
Illinois	1	1
Indiana	2	2
Kentucky	2	1		1
Louisiana	1	1
Manitoba	1		1
Michigan	1			1
Minnesota	1	1
Mississippi	2	2
Missouri	1	1
Nevada	1	1
New Brunswick	1		1
New York	1	1
North Carolina	3	2		1
Ohio	6	6
Oklahoma	1	1
Ontario	1		1
Oregon	1	1
Pennsylvania	2	2
Quebec	2		2
Saskatchewan	1		1
South Carolina	2	2
Tennessee	5	5
Texas	16	14		2
Virginia	2	2
Washington	2			2
Wisconsin	2	2
Total	94	66	9	19

(1)	Includes 9 wood crating manufacturing facilities.

Item 5.    Operating and Financial Review and Prospects

A.  Operating results

The following table sets forth historical selected financial data for the periods presented for each of our business segments and the same data as a percentage of our total revenues. Functional currencies in our markets have been converted to U.S. dollars, our reporting currency, at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates can affect comparison of the results of operations between periods.

During 2000 we acquired PalEx and three pallet recycling companies and one industrial container services company (excluding PalEx, “the 2000 Purchased Companies”) and accounted for them as purchases. The discussion of the results of operations for the periods presented below reflects the activity of IFCO North America (excluding discontinued operations) and the 2000 Purchased Companies (excluding the industrial container services company, which is now included in discontinued operations) from their respective dates of acquisition in 2000. See “Pro Forma Operating Results” for a presentation and discussion of the pro forma results of operations for 2000 compared to 1999.

Reclassifications have been made in the 1999 and 2000 financial data to conform to the 2001 presentation and are discussed below where applicable.

	For the year ending December 31,
	1999		2000		2001
	(dollars in thousands)
Revenues:
—European RPCs	$152,138	98.3%	$139,205	48.6%	$138,721	36.4%
—Non-European RPCs	2,588	1.7	14,268	5.0	19,192	5.0
—Pallet services	—	—	118,230	41.3	205,039	53.9
—Pallet pooling	—	—	14,764	5.2	17,791	4.7
—Intercompany sales	—	—	(320)	(0.1)	—	—

	154,726	100.0	286,147	100.0	380,743	100.0
Cost of sales:
—European RPCs	122,621	79.3	119,627	41.8	120,656	31.7
—Non-European RPCs	1,864	1.2	14,136	4.9	18,471	4.9
—Pallet services	—	—	96,116	33.6	169,715	44.6
—Pallet pooling	—	—	10,496	3.7	18,421	4.8
—Impairment of property, plant and equipment	—	—	4,862	1.7	70,120	18.4
—Intercompany cost of sales	—	—	(320)	(0.1)	—	—

	124,485	80.5	244,917	85.6	397,383	104.4
Total gross profit	30,241	19.5	41,230	14.4	(16,640)	(4.4)
Operational selling, general and administrative expenses, excluding corporate expenses:
—European RPCs	22,383	14.4	25,322	8.8	30,651	8.1
—Non-European RPCs	2,128	1.4	3,918	1.4	6,129	1.6
—Pallet services	—	—	11,685	4.1	20,613	5.4
—Pallet pooling	—	—	3,700	1.3	6,329	1.7

	24,511	15.8	44,625	15.6	63,722	16.7

	For the year ending December 31,
	1999		2000		2001
	(dollars in thousands)
Merger and integration costs	3,519	2.2	—	—	—	—
Restructuring costs	—	—	941	0.3	1,983	0.5
Amortization of goodwill and other intangible assets	289	0.2	4,457	1.6	8,017	2.1
Other operating income, net	(639)	(0.4)	(1,956)	(0.7)	(1,085)	(0.3)
Income (loss) from operations before corporate expenses and corporate-related restructuring costs:
—European RPCs	3,526	2.3	(15,072)	(5.3)	(69,512)	(18.3)
—Non-European RPCs	(965)	(0.6)	(4,111)	(1.4)	(15,047)	(4.0)
—Pallet services	—	—	12,507	4.4	7,620	2.0
—Pallet pooling	—	—	(161)	(0.1)	(12,338)	(3.2)

	2,561	1.7	(6,837)	(2.4)	(89,277)	(23.4)
Corporate expenses	—	—	(16,438)	(5.7)	(14,683)	(3.9)
Corporate-related restructuring costs	—	—	—	—	(1,712)	(0.5)

Income (loss) from operations	2,561	1.7	(23,275)	(8.1)	(105,672)	(27.8)
Other expenses, net	(13,266)	(8.6)	(18,258)	(6.4)	(13,236)	(3.5)
Income tax provision	(320)	(0.2)	(245)	(0.1)	1,790	0.5
Minority interest	(1,291)	(0.8)	—	—	—	—
Losses from equity entities, net	(1,738)	(1.2)	(286)	(0.1)	76	—

Loss from continuing operations before discontinued operations, extraordinary loss and cumulative effect of change in accounting principle	(14,054)	(9.1)	(42,064)	(14.7)	(117,042)	(30.7)
Loss from discontinued operations	—	—	(63,471)	(22.2)	(84,236)	(22.1)
Extraordinary loss on early extinguishment of debt	—	—	(5,600)	(2.0)	—	—
Cumulative effect of change in accounting principle	—	—	770	0.2	—	—
Participating rights	175	0.1	—	—	—	—

Net loss	$(13,879)	(9.0)%	$(110,365)	(38.6)%	$(201,278)	(52.9)%

Year ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenues

Our total revenues increased $94.6 million, or 33.1%, to $380.7 million in 2001 from $286.1 million in 2000.

European RPC Operations.    Net revenues from the European RPC operations were relatively unchanged in 2001 compared to 2000, with a $0.5 million, or 0.3%, decrease to $138.7 million in 2001 compared to $139.2 million in 2000. Revenues from European RPC operations for the year ended December 31, 2001 include related party RPC granulate sales of $8.2 million, an increase of $1.5 million compared to related party RPC granulate sales of $6.7 million for the year ended December 31, 2000. Related party RPC granulate sales are the result of the sales of broken RPCs to the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process.

Non-European RPC Operations.    Revenues for the non-European RPC operations increased by $4.9 million to $19.2 million in 2001 compared to $14.3 million in 2000. The increase is primarily attributable to increasing penetration of RPCs with Wal-Mart and H.E. Butt in North America, improved RPC pool utilization, and increased prices. Wal-Mart and H.E. Butt are the primary retailers utilizing RPCs in North America. In March 2000, we acquired the remaining minority interest in IFCO-U.S., which provides RPC services in North America. The revenues for North America RPCs are included in our results of operations in 2000 from the date of the IPO. Prior to the IPO, the results of operations of IFCO-U.S. were accounted for using the equity method of accounting. In addition, prior to the IPO, non-European RPC operations only included our Argentina operation. Effective as of December 31, 2001, we sold a controlling interest in the Argentina operation and will account for it using the equity method of accounting.

Pallet Services Operations.    Revenues from pallet services were $205.0 million in 2001 compared to $118.2 million in 2000, an increase of $86.8 million or 73.4%. The increase is primarily attributable to the acquisition of the 2000 Purchased Companies, the results of which are included from the respective dates of acquisition.

Pallet Pooling Operations.    Revenues from pallet pooling operations increased $3.0 million, or 20.5%, to $17.8 million in 2001 from $14.8 million in 2000, primarily due to the acquisition of PalEx in March 2000.

Cost of Sales and Gross Profit

Gross profit decreased from $41.2 million in 2000 to a gross loss of $16.6 million in 2001, primarily due to a $70.1 million charge for impairment of property, plant and equipment in 2001. Gross profit as a percentage of revenues decreased to (4.4)% in 2001 from 14.4% in 2000. Excluding the effect of the impairment charge, gross profit was $53.5 million, or 14.0% of revenues, in 2001.

European RPC Operations.    Gross profit as a percentage of related revenues was (27.5)% in 2001. Excluding the impairment of property, plant and equipment related to European RPCs of $56.2 million in 2001 and $4.9 million in 2000, cost of sales increased $1.0 million, or 0.9%, to $120.7 million in 2001 compared to $119.6 million in 2000. As so excluded, gross margin based on related revenues decreased to 13.0% in 2001 from 14.1% in 2000. Cost of sales for the year ended December 31, 2001 for European RPC operations includes $8.6 million for the cost of RPC granulate sold to the Company’s related party RPC supplier. The cost of RPC granulate sold for the year ended December 31, 2000 was $7.3 million. The cost of RPC granulate represents the non-cash charge to cost of sales for the salvage value of the RPCs sold, in addition to costs of disposal, which include shredding costs and transportation.

Non-European RPC Operations.    Gross profit as a percentage of related revenues decreased to (44.2)% in 2001. Excluding the effect of the impairment charge related to non-European RPCs of $9.2 million, cost of sales for the non-European RPC operations increased by $4.3 million to $18.5 million in 2001 compared to $14.1 million in 2000. As so excluded, this resulted in a gross margin based on related revenues of 3.8% in 2001. Gross margins for non-European RPC operations continue to be negligible due to the high costs of developing and establishing our RPC market. We expect non-European RPC operations to continue to reflect low gross margins for the foreseeable future.

Pallet Services Operations.    Cost of sales for pallet services was $169.7 million in 2001, compared to $96.1 million in 2000. The increase is primarily attributable to the 2000 Purchased Companies.

Pallet Pooling Operations.    Gross profit as a percentage of related revenues decreased to (30.2)% in 2001. Excluding the effect of the impairment charge related to certain assets used in pooling operations of $4.8 million, cost of sales for the pallet pooling operations increased by $7.9 million to $18.5 million in 2001 compared to $10.5 million in 2000. As so excluded, gross margin based on related revenues decreased to (3.5)% in 2001 from 28.9% in 2000. This decrease in gross profit percentage was attributable to the utilization of higher cost, Company-owned Canadian Pallet Council (“CPC”) pallets in the repair operations, more costly components associated with the introduction of the FLEX pallet program, and high labor costs incurred at the Company’s CPC depots.

Impairment of Property, Plant, and Equipment.     During 2001, the Company began a replacement and upgrade program and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, Schoeller Wavin Systems AG and its affiliates (“SWS”), for the purpose of replacing the majority of its European RPC pool beginning in Fall 2001. The Company plans to transfer RPCs to SWS over a four- to five-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in late 2002 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs.

The replacement program and supply agreement negotiations between the Company and SWS were ongoing throughout 2001. Final negotiation of timing and completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the replacement, new generation RPCs.

In connection with the replacement program, the Company reduced the remaining useful life of the existing European RPC pool to a weighted average life of two years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the existing U.S. RPC pool to a weighted average life of three years. The Company also adjusted the salvage value of the existing RPC pools to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Based on the negotiated timeframe of the replacement program, the Company also evaluated the potential for an impairment of the existing RPC pools in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”). Due to the final negotiations with SWS, the RPC pools were evaluated in the fourth quarter of 2001 to be impaired under the provisions of SFAS No. 121. An impairment charge of $56.2 million was recorded against the carrying value of the European RPC pool, and an impairment charge of $9.2 million was recorded against the carrying value of the U.S. RPC pool.

Management has made certain estimates in the timing of the RPC replacement program in Europe and the United States. These estimates affect the amount of the impairment of the existing RPC pools. The current timing estimates could be changed based on our debt restructuring efforts.

For 2001, we have also reflected a charge for asset impairment of $4.8 million related to certain equipment used in the Company’s pallet pooling operations in Canada. The Company undertook the development of a leased pallet handling system at its facility in Toronto, Ontario in 1999 and 2000. This handling system consisted of an automated sorting and repair assembly line. Management has determined that the handling system is impaired due to the Company’s decision in the fourth quarter of 2001 to cease producing the primary pallet type to be constructed by the handling system.

Operational Selling, General and Administrative Expenses

Selling, general and administrative expenses for operating units, which excludes corporate expenses, increased to $63.7 million in 2001 from $44.6 million in 2000. Operational selling, general and administrative expenses as a percentage of revenues increased to 16.7% in 2001 from 15.6% in 2000.

European RPC Operations.    Operational selling, general and administrative expenses for European RPC operations increased $5.3 million to $30.7 million in 2001 compared to $25.3 million in 2000. The increase in operational selling, general and administrative expenses was primarily attributable to severance payments, increased professional fees, and estimated litigation and settlement costs.

Non-European RPC Operations.    Operational selling, general and administrative expenses for non-European RPC operations increased $2.2 million to $6.1 million in 2001 compared to $3.9 million in 2000. Operational selling, general and administrative expenses for 2000 were net of a marketing cost and expense reimbursement from our RPC supplier in North America in the amount of $2.0 million.

Pallet Services Operations.    Operational selling, general and administrative expenses for pallet services operations increased $8.9 million to $20.6 million in 2001 compared to $11.7 million in 2000. The increase is primarily attributable to the acquisition of the 2000 Purchased Companies.

Pallet Pooling Operations.    Operational selling, general and administrative expenses for pallet pooling operations increased $2.6 million to $6.3 million in 2001 from $3.7 million in 2000, primarily due to developing the infrastructure for the introduction of the FLEX pallet program, including additional management and administrative staff, which was subsequently terminated, and the cost of moving the administrative offices from British Columbia to Ontario.

Other Items

Amortization of Goodwill and Other Intangible Assets.    Amortization of goodwill and other intangible assets increased by $3.6 million to $8.0 million in 2001 compared to $4.5 million in 2000. The increase was attributable to amortization of goodwill related to the Company’s acquisition of PalEx and the 2000 Purchased Companies.

Corporate Expenses.    Corporate expenses represented the expenses of the parent company, IFCO Systems N.V., and the IFCO North America corporate office. Corporate expenses decreased $1.8 million in 2001 to $14.7 million compared to $16.4 million in 2000. The decrease is primarily attributable to the Company’s efforts to reduce corporate overhead.

Restructuring Costs.    During 2001, we began to assess our continuing operations and management structure. Our results of operations for 2001 include a charge of $3.7 million for involuntary termination benefits and exit costs related to facility closures and is reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant closures are based upon an operations reorganization plan adopted by senior management prior to December 31, 2001 that defined certain facilities for closure and included planned closure dates for each facility.

Pallet Services.    The restructuring cost for pallet services was $1.3 million in 2001. We determined that our pallet services operations and related profitability could be improved with the closing of seven locations and the termination of certain operational management personnel. The employees to be terminated are primarily management personnel associated with the pallet services locations to be closed. We determined that these locations were either below our earnings expectations or in competition with other, geographically close locations. The plants targeted for closure are engaged in pallet recycling. The restructuring cost for the plant closures consists of lease payments that extend beyond the respective closure dates, clean-up and repair costs not previously accrued to be incurred to restore the leased facilities to contractually required condition upon surrender of the facility to the landlord, property taxes and insurance, and abandoned leasehold improvements. Certain lease payments for closed facilities are expected to continue through 2004, but expenditures for clean-up and property taxes and insurance are expected to be completed by the fourth quarter of 2002.

European Washing Depots.    At the end of 2000, we decided to restructure our washing depot network and to close certain washing facilities in Germany. This was the first step in the implementation of a new concept to make the RPC cycle process more efficient and to realize potential cost reductions. We accrued $0.8 million dollars of estimated costs related to future lease payment and restoration obligations in 2000. We decided at the end of 2001 to continue this streamlining process and close additional washing depots. Through these measures, we plan to create an efficient long-term network of washing depots that will minimize both depot and transportation costs. We recognized additional restructuring costs of $0.7 million in 2001. These costs relate primarily to future lease payment and restoration obligations.

North American Management and Administration.    The restructuring cost for North American management and administration was $1.8 million in 2001. Since the PalEx merger, many of our corporate functions, including treasury management, consolidated financial reporting, and bank relationship management, were functions residing in the Company’s office in Bartow, Florida. We have elected to move these functions to our European operations headquarters. Further, certain executive management positions, including that of the North America chief executive officer, the North American chief financial officer, and the senior RPC operations manager were eliminated. Severance payments to eight terminated employees, including these executive managers, will be completed by the end of the third quarter of 2002.

Other Expenses, Net.    Other expenses, net included interest expense of $28.1 million, which increased by $8.3 million over interest expense in 2000 of $19.7 million. The increase in interest expense was attributable to additional borrowings under the Revolver. See “B. Liquidity and capital resources—Credit Facilities” in Item 5, “Operating and Financial Revenue and Prospects.”

We recorded a foreign currency gain of $15.7 million in 2001 compared to a foreign currency gain of $5.8 million in 2000. The increase was primarily attributable to a favorable change in the exchange rate between the U.S. dollar and the euro.

Loss From Discontinued Operations

Pallet Manufacturing Operations.    Subsequent to the acquisition of PalEx, the Company began an assessment of the alignment of IFCO North America’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, we determined that our core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. We determined that our management efforts and available capital would be more profitably applied to our systems and services segment, and, accordingly, we committed to a plan to discontinue and divest substantially all of our new pallet manufacturing operations in 2000. We completed the sale of substantially all of the Company’s new pallet manufacturing operations in October 2001. The proceeds of the sale were $48.1 million and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. The buyer also issued a warrant to the Company that entitled the Company to purchase up to 1.76% of the buyer’s shares of common stock outstanding on the date of the warrant if the promissory note remained unpaid for more than one year. The promissory note was paid in full in April 2002 and the warrant was cancelled. We used substantially all of the proceeds from the sale of the new pallet manufacturing business to reduce the principal amount due under our amended senior credit facility.

In June 2001, we completed the sale of the assets of one of our North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, consisting of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. One of the buyer notes in the principal amount of $1.0 million matured and was settled in September 2001 through a $0.5 million cash payment and a $0.5 million purchase price adjustment. The remainder of the buyer notes are due in 2002 and bear interest at rates ranging from 10 5/8% to 13%. We have used, or will use, substantially all of the proceeds from this sale to reduce the principal amount due under our amended senior credit facility. We have reserved for the collectability of the secured buyer notes in the amount of $0.7 million and wrote off the other consideration in the amount of $0.2 million in 2001.

During 2001, we revised the estimate for the loss on disposal of the new pallet manufacturing operations. The results of operations for 2001 reflect an increase in the provision for loss on the disposal of the new pallet manufacturing operations of $0.5 million, which includes the $0.7 million reserve for secured buyer notes and the $0.2 million write-off of the other consideration discussed above.

Revenues relating to the discontinued new pallet manufacturing operations were $136.3 million for 2000 and $110.4 million for 2001 through the date of the sale. The loss from discontinued operations includes an allocation of interest expense of $3.9 million for 2000 and $5.7 million for 2001. Interest expense has been allocated based on the ratio of the net assets of the discontinued operations to the sum of total net assets of the consolidated entity plus consolidated debt, excluding debt that can be directly attributed to other operations of the Company. We have determined that interest from our senior subordinated notes, senior credit facility, and amortization of deferred financing costs are the allocable portions of interest expense for purposes of this allocation. The allocation of interest expense does not include interest on capital lease obligations and factoring expenses as these expenses are directly attributable to European operations.

The results of operations for 2000 reflect a provision for loss on the disposal of the new pallet manufacturing operations of $59.9 million (net of applicable income tax benefit of $0.9 million), which includes: (1) $2.8 million for operating losses during the phase-out period, which is the period from January 2001 to the anticipated disposal date, including interest of $3.8 million; (2) costs and expenses to discontinue the new pallet manufacturing operations of $2.0 million; and (3) the $55.1 million loss related to the carrying amount of the net assets of the new pallet manufacturing operations in excess of the estimated proceeds from disposal.

At December 31, 2000, the net assets of the discontinued new pallet manufacturing operations, at net realizable value, of approximately $53.8 million consisted of $20.9 million of current assets, $27.1 million of property, plant and equipment, deductions for an allowance for the estimated loss on disposal, and $5.8 million of other assets.

Industrial Container Services Operations.    In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations, subject to negotiations with the Company’s senior lenders, negotiation of an acceptable agreement with the prospective buyer, and other conditions, including approval by the board of directors of the terms of the definitive agreement for the sale. On November 20, 2001, the Company entered into a definitive agreement for the sale. Pursuant to the November 20, 2001 agreement, the Company expected to receive gross proceeds from the sale of $60 million, including $56.5 million in cash and promissory notes from the buyer totaling $3.5 million.

During the fourth quarter of 2001 and early 2002, certain events occurred related to the sale that resulted in the renegotiation of the purchase price and a delay in the scheduled closing of the transaction. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the February 2002 closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. The reduction in the sale proceeds from the original agreement was reflected as an additional loss from the sale of discontinued operations in the results of operations for 2001. After funding the cash portion of an escrow required as part of the sale, paying the settlement cost of $0.8 million for the settlement of certain Superfund litigation as required pursuant to the amended purchase agreement, and accounting for transaction costs of $1.9 million, we received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s amended senior credit facility. See “A. History and development the Company—History—IFCO North America (formerly PalEx)” in Item 4, “Information on the Company,” for a discussion of the sale, including amounts escrowed or paid to third parties at the closing.

All amounts under escrow have been excluded from the proceeds used to determine the loss on disposal of industrial container services operations for 2001. Any subsequent collection of these proceeds by the Company and release of escrow contingencies will allow the Company to record a reduction in the loss from the sale of discontinued operations in future periods.

The disposal of the industrial container services business will further allow the Company to focus on our core systems and services businesses.

Revenues relating to the discontinued industrial container services operation were $86.0 million in 2000 and $99.0 million in 2001. The loss from discontinued operations includes an allocation of interest expense of $5.0 million for 2000 and $7.6 million for 2001.

The results of operations for 2001 reflect a provision for loss on the disposal of the industrial container services operations of $82.8 million, which includes: (1) $3.0 million for operating losses during the phase-out period, which is the period from October 2001 to the anticipated disposal date, including interest of $3.5 million; (2) costs and expenses to discontinue the industrial container services operations of $8.2 million; and (3) the carrying amount of the net assets of the industrial container services operations in excess of the estimated proceeds from disposal of approximately $71.6 million.

At December 31, 2001, the net assets of the discontinued industrial container services operations, at net realizable value, of approximately $29.3 million consisted of $14.3 million of current assets and $15.0 million of property, plant and equipment.

Net Loss

As a result of the foregoing, the Company’s net loss increased by $90.9 million from $110.4 million in 2000 to $201.3 million in 2001.

Year ended December 31, 2000, Compared to Year Ended December 31, 1999

Revenues

Our total revenues increased $131.4 million, or 84.9%, to $286.1 million in 2000 from $154.7 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies.

European RPC Operations.    Net revenues from the European RPC operations decreased $12.9 million, or 8.5%, to $139.2 million in 2000 from $152.1 million in 1999. Revenues actually increased $8.1 million, or 5.3%, but the increase was offset by a decrease of $21.0 million caused by a decline in the currency exchange rate relative to 1999. The increase in revenues was primarily attributable to a higher penetration of existing customers and the addition of new retailers to our round-trip systems. Total annual RPC trips increased by 3.7% in 2000 over 1999. Revenues from European RPC operations for the year ended December 31, 2000 include related party RPC granulate sales of $6.7 million, a decrease of $3.3 million compared to related party RPC granulate sales of $10.1 million for the year ended December 31, 1999. Related party RPC granulate sales are the result of the sales of broken RPCs to the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process.

Non-European RPC Operations.    Revenues for the non-European RPC operations increased by $11.7 million to $14.3 million in 2000 compared to $2.6 million in 1999. Non-European RPC operations include both North American and South American operations for 2000. In March 2000, we acquired the remaining minority interest in IFCO-U.S., which provides RPC services in North America. The revenues for North America RPCs are included in our results of operations in 2000 from the date of the IPO and accounted for $9.9 million of the increase in revenues for non-European RPC operations. Prior to the IPO, the results of operations of IFCO-U.S. were accounted for using the equity method of accounting. In addition, prior to the IPO, non-European RPC operations only included our Argentina operation. Revenues from our Argentina operation increased by $1.8 million, or 69.2%, to $4.4 million in 2000 compared to $2.6 million in 1999.

Pallet Services Operations.    Revenues from pallet services were $118.2 million in 2000 as a result of the PalEx merger and the acquisition of the 2000 Purchased Companies. These results were included from the respective dates of acquisition.

Pallet Pooling Operations.    Revenues from pallet pooling operations were $14.8 million in 2000 as a result, and included from the date of, the PalEx merger.

Cost of Sales and Gross Profit

Gross profit increased to $41.2 million in 2000 from $30.2 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies. Gross profit as a percentage of revenues decreased to 14.4% in 2000 from 19.5% in 1999.

European RPC Operations.    Net cost of sales decreased $3.0 million, or 2.4%, to $119.6 million in 2000 compared to $122.6 million in 1999. Cost of sales actually increased $13.9 million, but the increase was offset by a decrease of $16.9 million due to a decline in the currency exchange rate relative to 1999. The increase in cost of sales for 2000 was primarily attributable to higher logistic costs. In addition, we recognized an incremental, non-cash charge to cost of sales of $9.2 million for adjustments to reduce the cost of our RPC pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the main RPC pool. Cost of sales for European RPC operations also includes a charge of $4.9 million for long-lived asset impairment for the book value of certain pooled transport containers called Econoboxes. The Econoboxes, which are relatively large containers used for the transport of goods, were supplied by a subsidiary of General Electric Company pursuant to a supply agreement. The Econobox program began in 1998. Due to reliability and durability characteristics of the Econobox and lower-than-expected demand for the product, we discontinued the Econobox program in 2001. In June 2001, we terminated the supply contract with the Econobox supplier with no material adverse effect on us. The effect of the change in foreign currency exchange rates on revenues and cost of sales for 2000 resulted in a decrease in gross profit percentage of 1.4%. Adjusted for the effect of the change in the currency exchange rate, gross profit decreased $13.5 million to 10.2% of related revenues for 2000 compared to 18.9% for 1999.

Cost of sales for the year ended December 31, 2000 for European RPC operations includes $7.3 million for the cost of RPC granulate sold to the Company’s related party RPC supplier. The cost of RPC granulate sold for the year ended December 31, 1999 was $10.3 million. The cost of RPC granulate represents the non-cash charge to cost of sales for the salvage value of the RPCs sold, in addition to costs of disposal, which include shredding costs and transportation.

Non-European RPC Operations.    Cost of sales for the non-European perishables RPC operations increased by $12.3 million to $14.1 million in 2000 compared to $1.9 million in 1999. Costs of sales for North America RPCs accounted for $10.9 million of the increase. Cost of sales for our Argentina operation increased by $1.4 million to $3.4 million in 2000 compared to $1.9 million in 1999. The gross profit from our non-European RPC operations was negligible since these operations were still in a start-up phase in 2000.

Pallet Services.    Cost of sales for pallet services was $96.1 million, or 81.3% of related revenues.

Pallet Pooling Operations.    Cost of sales for pallet pooling operations was $10.5 million, or 71.1% of related revenues.

Operational Selling, General and Administrative Expenses

Selling, general and administrative expenses for operating units, which excludes corporate expenses, increased to $44.6 million in 2000 from $24.5 million in 1999, primarily due to the acquisition of PalEx, IFCO-U.S., and the 2000 Purchased Companies. Operational selling, general and administrative expenses as a percentage of revenues were relatively unchanged at 15.6% in 2000 compared to 15.8% in 1999.

European RPC Operations.    Operational selling, general and administrative expenses increased $2.9 million to $25.3 million in 2000 compared to $22.4 million in 1999. Operational selling, general and administrative expenses actually increased $6.0 million, but the increase was offset by a decrease of $3.1 million due to a decline in the currency exchange rate relative to 1999. The increase in operational selling, general and administrative expenses was primarily attributable to an increase in the size of the sales and marketing organization in Europe, as well as an increase in the staff of the European operating headquarters, increased advertising, and consulting costs.

Non-European RPC Operations.    Operational selling, general and administrative expenses increased $1.8 million, or 84.1%, to $3.9 million in 2000 compared to $2.1 million in 1999, which mainly reflected our Argentina operation. These expenses were 27.5% of related revenues in 2000 compared to 82.2% of related revenues in 1999. Operational selling, general and administrative expenses for our Argentina operation increased $1.5 million to $3.6 million in 2000 from $2.1 million in 1999. The increase in operational selling, general and administrative expenses for Argentina included costs of $1.2 million in connection with start-up operations in Chile, Mexico, and Uruguay and our subsequent decision in 2000 to close those new operations.

Pallet Services Operations.    Operational selling, general and administrative expenses for pallet services were $11.7 million in 2000, or 9.9% of related revenues.

Pallet Pooling Operations.    Operational selling, general and administrative expenses for pallet pooling operations were $3.7 million in 2000, or 25.1% of related revenues.

Other Items

Amortization of Goodwill and Other Intangible Assets.    Amortization of goodwill and other intangible assets increased by $4.2 million to $4.5 million in 2000 compared to $0.3 million in 1999. The increase was attributable to the amortization of goodwill in conjunction with the PalEx merger.

Other Operating Expense (Income), Net.    Other operating income was primarily the recovery of an outstanding tax claim in Switzerland.

Corporate Expenses.    Corporate expenses represented the expenses of the parent company, IFCO Systems N.V., and the IFCO North America corporate office.

Other Expenses, Net.    Other expenses, net included interest expense of $19.7 million, which increased by $11.5 million from interest expense in 1999 of $8.3 million. The increase in interest expense was attributable to the interest on our senior subordinated notes, the additional borrowings for working capital for Europe and North America under our senior credit facility, and additional borrowings under the term loan facility of our senior credit facility to finance the cash portion of the purchase price of the 2000 Purchased Companies.

We recorded a foreign currency gain of $5.8 million in 2000 compared to a foreign currency loss of $1.1 million in 1999. The elimination of a loss was primarily attributable to a favorable change in the exchange rate between the U.S. dollar and the euro.

Losses from equity entities decreased by $1.5 million to $0.3 million in 2000 compared to $1.7 million in 1999. Our investment in IFCO-U.S. was accounted for as an equity investment in 1999, but was included in the combined and consolidated results of operations in 2000 since we purchased the remaining minority interest as of the date of the IPO.

Loss From Discontinued Operations

Our loss from discontinued operations in 2000 included a provision for loss on the disposal of the new pallet manufacturing operations of $59.9 million. The components of this provision included the following: (1) $2.8 million for operating losses during the phase-out period, which is the period from December 31, 2000, to the anticipated disposal date, including interest of $3.8 million; (2) costs and expenses to discontinue the new pallet manufacturing operations of $2.0 million; and (3) the carrying amount of the net assets of the new pallet manufacturing operations in excess of the estimated proceeds from disposal of approximately $55.1 million.

Net Loss

As a result of the foregoing, the Company’s net loss increased by $96.5 million from $13.9 million in 1999 to $110.4 million in 2000.

Pro Forma Operating Results

The following table sets forth selected pro forma financial data for the year ended December 31, 2000 compared to historical financial data for the year ended December 31, 2001. The pro forma financial data gives effect to the PalEx merger, the IPO, the initial offering of our senior subordinated notes, initial borrowings under our senior credit facility, other related transactions in March 2000, including the acquisition of the remaining minority interest in IFCO-U.S. and IFCO Europe, and the acquisitions of the 2000 Purchased Companies as if each had occurred on January 1 of each year presented. The results of operations of IFCO North America, IFCO-U.S., and the 2000 Purchased Companies are, therefore, included for the entire periods presented. The results of operations for our discontinued new pallet manufacturing and industrial container services operations are reflected as loss from discontinued operations.

Functional currencies in our markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates have affected the comparison of the results of operations between periods and are noted in the discussion below.

	For the year ending December 31,
	2000 Pro forma (unaudited)		2001 Historical
	(dollars in thousands)
Revenues:
—European RPCs	$139,205	36.3%	$138,721	36.4%
—Non-European RPCs	15,665	4.1	19,192	5.0
—Pallet services	211,197	55.1	205,039	53.9
—Pallet pooling	17,768	4.6	17,791	4.7
—Intercompany sales	(320)	(0.1)	—	—

	383,515	100.0	380,743	100.0
Cost of sales:
—European RPCs	119,627	31.2	120,656	31.7
—Non-European RPCs	15,524	4.0	18,471	4.9
—Pallet services	161,557	42.1	169,715	44.6
—Pallet pooling	12,854	3.4	18,421	4.8
—Impairment of property, plant and equipment	4,862	1.3	70,120	18.4
—Intercompany sales	(320)	(0.1)	—	—

	314,104	81.9	397,383	104.4
Total gross profit	69,411	18.1	(16,640)	(4.4)
Operational selling, general and administrative expenses excluding corporate expenses:
—European RPCs	25,322	6.7	30,651	8.1
—Non-European RPCs	4,363	1.1	6,129	1.6
—Pallet Services	29,852	7.8	20,613	5.4
—Pallet pooling	4,373	1.1	6,329	1.7

	63,910	16.7	63,722	16.7
Restructuring costs	941	0.2	1,983	0.5
Amortization of goodwill and other intangible assets	7,396	1.9	8,017	2.1
Other operating income, net	(1,956)	(0.5)	(1,085)	(0.3)

Income (loss) from operations before corporate expenses and corporate-related restructuring costs:
—European RPCs	(10,478)	(2.7)	(69,512)	(18.3)
—Non-European RPCs	(4,476)	(1.2)	(15,047)	(4.0)
—Pallet services	14,501	3.8	7,620	2.0
—Pallet pooling	(427)	(0.1)	(12,338)	(3.2)

	(880)	(0.2)	(89,277)	(23.4)
Corporate expenses	(19,304)	(5.1)	(14,683)	(3.9)
Corporate-related restructuring costs	—	—	(1,712)	(0.5)

Income (loss) from operations	(20,184)	(5.3)	(105,672)	(27.8)
Other expenses, net	(26,173)	(6.8)	(13,236)	(3.4)
Income tax (provision) benefit	(465)	(0.1)	1,790	0.5
Minority interest	—	—	—	—
Losses from equity entities, net	131.01		76	—

Loss from continuing operations before discontinued operations, extraordinary loss and cumulative effect of change in accounting principle	(46,691)	(12.1)	(117,042)	(30.7)
Loss from discontinued operations	(58,461)	(15.3)	(84,236)	(22.1)
Extraordinary loss on early extinguishment of debt	(5,600)	(1.5)	—	—
Cumulative effect of change in accounting principle	770	0.2	—	—

Net loss	$(109,982)	(28.7)%	$(201,278)	(52.9)%

Revenues

Revenues decreased $2.8 million, or 0.7%, to $380.7 million in 2001 compared to $383.5 million in 2000.

European RPC Operations.    Net revenues from the European RPC operations were relatively unchanged in 2001 compared to 2000, with a $0.5 million, or 0.3%, decrease to $138.7 million in 2001 compared to $139.2 million in 2000. Revenues from European RPC operations for the year ended December 31, 2001 include related party RPC granulate sales of $8.2 million, an increase of $1.5 million compared to related party RPC granulate sales of $6.7 million for the year ended December 31, 2000. Related party RPC granulate sales are the result of the sales of broken RPCs to the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process.

Non-European RPC Operations.    Revenues for non-European RPC operations increased $3.5 million, or 22.5% to $19.2 million for 2001 compared to pro forma $15.7 million in 2000. The increase is primarily attributable to increasing penetration of RPCs with Wal-Mart and H.E. Butt in North America, improved RPC pool utilization, and increased prices. Wal-Mart and H.E. Butt are the primary retailers utilizing RPCs in North America.

Pallet Services Operations.    Pallet services revenues decreased $6.2 million, or 2.9%, to $205.0 million in 2001 from pro forma $211.2 million in 2000. The decrease is attributable to lower demand for recycled pallets and reduced prices in a softer North American economy, a loss of sales from the closure of certain underperforming locations, and the elimination of customers that did not meet the Company’s profit expectations.

Pallet Pooling Operations    Revenues for pallet pooling operations were unchanged at $17.8 million for 2001 compared to the pro forma revenues for 2000 at the same level.

Cost of Sales and Gross Profit

Cost of sales increased $83.3 million, or 26.5% to $397.4 million in 2001 compared to pro forma $314.1 million in 2000. The increase includes a $70.1 million charge for impairment of property, plant and equipment in 2001.

European RPC Operations.    Gross profit as a percentage of related revenues was (27.5)% in 2001. Excluding the impairment of property, plant and equipment related to European RPCs of $56.2 million in 2001 and $4.9 million in 2000, cost of sales increased $1.0 million, or 0.9%, to $120.7 million in 2001 compared to $119.6 million in 2000. As so excluded, gross margin based on related revenues increased to 13.0% in 2001 from 14.1% in 2000. Cost of sales for the year ended December 31, 2001 for European RPC operations includes $8.6 million for the cost of RPC granulate sold to the Company’s related party RPC supplier. The cost of RPC granulate sold for the year ended December 31, 2000 was $7.3 million. The cost of RPC granulate represents the non-cash charge to cost of sales for the salvage value of the PRCs sold, in addition to costs of disposal, which include shredding costs and transportation.

Non-European RPC Operations.    Gross profit as a percentage of related revenues decreased to (44.2)% in 2001. Excluding the effect of the impairment charge related to non-European RPCs of $9.2 million, cost of sales for non-European RPC operations increased $2.9 million to $18.4 million in 2001 from pro forma $15.5 million in 2000. As so excluded, this resulted in a gross margin base on related revenues of 3.8% in 2001. Gross margins for non-European RPC operations continue to be negligible due to the high costs of developing and establishing an RPC market. We expect non-European RPC operations to continue to reflect low gross margins for the foreseeable future.

Pallet Services Operations.    Cost of sales for pallet services increased $8.2 million, or 5.0%, to $169.7 million in 2001 compared to pro forma $161.6 million in 2000. Gross profit as a percentage of related revenues decreased to 17.2% in 2001 compared to pro forma 23.5% in 2000. The decrease in gross profit percentage was primarily attributable to a reduction in per unit prices due to an oversupply of pallets in a softened economy in North America, an increase in raw material costs due to discontinued core supply relationships, increased labor costs, and increased transportation costs due to higher energy costs.

Pallet Pooling Operations.     Gross profit as a percentage of related revenues decreased to (30.2)% in 2001. Excluding the effect of the impairment charge related to certain assets used in pooling operations of $4.8 million, costs of sales for the pallet pooling operations increased by $5.6 million to $18.4 million in 2001 compared to pro forma $12.9 million in 2000. As so excluded, gross margin based on related revenues decreased to (3.5)% in 2001 from pro forma 27.7% in 2000. This decrease in gross profit percentage was attributable to the utilization of higher cost, Company-owned CPC pallets in the repair operations, more costly components associated with the introduction of the FLEX pallet program, and high labor costs incurred at the Company’s CPC depots.

Impairment of Property, Plant, and Equipment.     During 2001, the Company began a replacement and upgrade program and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, SWS, for the purpose of replacing the majority of its European RPC pool beginning in Fall 2001. The Company plans to transfer RPCs to SWS over a four- to five-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in late 2002 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs.

The replacement program and supply agreement negotiations between the Company and SWS were ongoing throughout 2001. Final negotiation of timing and completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the replacement, new generation RPCs.

In connection with the replacement program, the Company reduced the remaining useful life of the existing European RPC pool to a weighted average life of two years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the existing U.S. RPC pool to a weighted average life of three years. The Company also adjusted the salvage value of the existing RPC pools to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Based on the negotiated timeframe of the replacement program, the Company also evaluated the potential for an impairment of the existing RPC pools in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”). Due to the final negotiations with SWS, the RPC pools were evaluated in the fourth quarter of 2001 to be impaired under the provisions of SFAS No. 121. An impairment charge of $56.2 million was recorded against the carrying value of the European RPC pool, and an impairment charge of $9.2 million was recorded against the carrying value of the US RPC pool.

Management has made certain estimates in the timing of the RPC replacement program in Europe and the United States. These estimates affect the amount of the impairment of the existing RPC pools. The current timing estimates could be changed based on our debt restructuring efforts.

For 2001, we have also reflected a charge for asset impairment of $4.8 million related to certain equipment used in the Company’s pallet pooling operations in Canada. The Company undertook the development of a leased pallet handling system at its facility in Toronto, Ontario in 1999 and 2000. This handling system consisted of an automated sorting and repair assembly line. Management has determined that the handling system is impaired due to the Company’s decision in the fourth quarter of 2001 to cease producing the primary pallet type to be constructed by the handling system.

Operational Selling, General and Administrative Expenses

Selling, general and administrative expenses from operating units, which excludes corporate expenses, decreased $0.2 million to $63.7 million in 2001 compared to pro forma $63.9 million in 2000.

European RPC Operations.    Operational selling, general and administrative expenses for European RPC operations increased $5.3 million to $30.7 million in 2001 compared to $25.3 million in 2000. The increase in operational selling, general and administrative expenses was primarily attributable to severance payments, increased professional fees, and estimated litigation and settlement costs.

Non-European RPC Operations.    Operational selling, general and administrative expenses for non-European RPC operations increased $1.8 million to $6.1 million in 2001 from pro forma $4.4 million in 2000. Pro forma selling, general and administrative expenses for 2000 were net of a marketing cost and expense reimbursement from our RPC supplier in North America in the amount of $2.0 million.

Pallet Services Operations.    Operational selling, general and administrative expenses for pallet services operations decreased $9.2 million, or 30.9%, to $20.6 million in 2001 compared to pro forma $29.9 million in 2000. The decrease was attributable to a workforce reduction accompanying the closure of certain pallet recycling facilities and efforts to reduce expenses.

Pallet Pooling Operations.    Operational selling, general and administrative expenses for pallet pooling operations increased $2.0 million, or 44.7%, to $6.3 million in 2001 from pro forma $4.4 million in 2000. The increase was primarily attributable to developing the infrastructure for the introduction of the FLEX pallet program, including additional management and administrative staff, which was subsequently terminated, and the cost of moving the administrative offices from British Columbia to Ontario.

Other Items

Amortization of Goodwill and Other Intangible Assets.    Amortization of goodwill and other intangible assets was primarily attributable to the amortization related to the PalEx merger and the acquisition of the 2000 Purchased Companies.

Corporate Expenses.    Corporate expenses decreased $4.6 million, or 23.9%, to $14.7 million in 2001 compared to pro forma $19.3 million in 2000. The decrease was primarily attributable to the Company’s efforts to reduce corporate overhead.

Restructuring Costs.    During the fourth quarter of 2001, we began to assess our continuing operations and management structure. Our results of operations for 2001 include a charge of $3.8 million for involuntary termination benefits and exit costs related to facility closures and is reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant closures are based upon an operations reorganization plan adopted by senior management prior to December 31, 2001 that targeted certain facilities for closure and included planned closure dates for each facility.

Pallet Services.    The restructuring cost for pallet services was $1.3 million in 2001. We determined that our pallet services operations and related profitability could be improved with the closing of seven locations and the termination of certain operational management personnel. The employees to be terminated are primarily management personnel associated with the pallet services locations to be closed. We determined that these locations were below our earnings expectations or in competition with other, geographically close locations. The plants targeted for closure are engaged in pallet recycling. The restructuring cost for the plant closures consists of lease payments that extend beyond the respective closure dates, clean-up and repair costs not previously accrued to be incurred to restore the leased facilities to contractually required condition upon surrender of the facility to the landlord, property taxes and insurance, and abandoned leasehold improvements. Certain lease payments for closed facilities are expected to continue through 2004, but expenditures for clean-up and property taxes and insurance are expected to be completed by the fourth quarter of 2002.

European Washing Depots.    At the end of 2000, we decided to restructure our washing depot network and to close certain washing facilities in Germany. This was the first step in the implementation of a new concept to make the RPC cycle process more efficient and to realize potential cost reductions. We accrued $0.8 million dollars of estimated costs related to future lease payment and restoration obligations in 2000. We decided at the end of 2001 to continue this streamlining process and close additional washing depots. Through these measures, we plan to create an efficient long-term network of washing depots that will minimize both depot and transportation costs. We recognized additional restructuring costs of $0.7 million in 2001. These costs relate primarily to future lease payment and restoration obligations.

North American Management and Administration.    The restructuring cost for North American management and administration was $1.8 million in 2001. Since the PalEx merger, many of our corporate functions, including treasury management, consolidated financial reporting, and bank relationship management, were functions residing in the Company’s office in Bartow, Florida. We have elected to move these functions to our European operations headquarters. Further, certain executive management positions, including that of the North America chief executive officer, the North American chief financial officer, and the senior RPC operations manager were eliminated. Severance payments to eight terminated employees, including these executive managers, will be completed by the end of the third quarter of 2002.

Other Expenses, Net.    Other expenses, net, decreased $12.9 million, or 49.4%, to $13.2 million in 2001 compared to pro forma $26.2 million in 2000. The decrease was primarily attributable to an increase in foreign currency gains.

Loss From Discontinued Operations

Pallet Manufacturing Operations.    Subsequent to the acquisition of PalEx, the Company began an assessment of the alignment of IFCO North America’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, we determined that our core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. We determined that our management efforts and available capital would be more profitably applied to our systems and services segment, and, accordingly, we committed to a plan to discontinue and divest substantially all of our new pallet manufacturing operations in 2000. We completed the sale of substantially all of the Company’s new pallet manufacturing operations in October 2001. The proceeds of the sale were $48.1 million and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. The buyer also issued a warrant to the Company that entitled the Company to purchase up to 1.76% of the buyer’s shares of common stock outstanding on the date of the warrant if the promissory note remained unpaid for more than one year. The promissory note was paid in full in April 2002 and the warrant was cancelled. We used substantially all of the proceeds from the sale of the new pallet manufacturing business to reduce the principal amount due under our amended senior credit facility.

In June 2001, we completed the sale of the assets of one of our North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, consisting of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. One of the buyer notes in the principal amount of $1.0 million matured and was settled in September 2001 through a $0.5 million cash payment and $0.5 million purchase price adjustment. The remainder of the buyer notes are due in 2002 and bear interest at rates ranging from 10 5/8% to 13%. We have used, or will use, substantially all of the proceeds from this sale to reduce the principal amount due under our amended senior credit facility. We have reserved for the collectability of the secured buyer notes in the amount of $0.7 million and wrote off the other consideration in the amount of $0.2 million in 2001.

During 2001, we revised the estimate for the loss on disposal of the new pallet manufacturing operations. The results of operations for 2001 reflect an increase in the provision for loss on the disposal of the new pallet manufacturing operations of $0.5 million, which includes the $0.7 million reserve for secured buyer notes and the $0.2 million write-off of the other consideration discussed above.

Revenues relating to the discontinued new pallet manufacturing operations were $136.3 million for 2000 and $110.4 million for 2001 through the date of the sale. The loss from discontinued operations includes an allocation of interest expense of $3.9 million for 2000 and $5.7 million for 2001. Interest expense has been allocated based on the ratio of the net assets of the discontinued operations to the sum of total net assets of the consolidated entity plus consolidated debt, excluding debt that can be directly attributed to other operations of the Company. We have determined that interest from our senior subordinated notes, senior credit facility, and amortization of deferred financing costs are the allocable portions of interest expense for purposes of this allocation. The allocation of interest expense does not include interest on capital lease obligations and factoring expenses as these expenses are directly attributable to European operations.

At December 31, 2000, the net assets of the discontinued new pallet manufacturing operations, at net realizable value, of approximately $53.8 million consisted of $20.9 million of current assets, $27.1 million of property, plant and equipment, deductions for an allowance for the estimated loss on disposal, and $5.8 million of other assets.

Industrial Container Services Operations.    In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations, subject to negotiations with the Company’s senior lenders, negotiation of an acceptable agreement with the prospective buyer, and other conditions, including approval by the board of directors of the terms of the definitive agreement for the sale. On November 20, 2001, the Company entered into a definitive agreement for the sale. Pursuant to the November 20, 2001 agreement, the Company expected to receive gross proceeds from the sale of $60 million, including $56.5 million in cash and promissory notes from the buyer totaling $3.5 million.

During the fourth quarter of 2001 and early 2002, certain events occurred related to the sale that resulted in the renegotiation of the purchase price and a delay in the scheduled closing of the transaction. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the February 2002 closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. The reduction in the sale proceeds from the original agreement was reflected as an additional loss from the sale of discontinued operations in the results of operations for 2001. After funding the cash portion of an escrow required as part of the sale, paying the settlement cost of $0.8 million for the settlement of certain Superfund litigation as required pursuant to the amended purchase agreement, and accounting for transaction costs of $1.9 million, we received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s amended senior credit facility. See “A. History and development the Company—History—IFCO North America (formerly PalEx)” in Item 4, “Information on the Company,” for a discussion of the sale, including amounts escrowed or paid to third parties at the closing.

All amounts under escrow have been excluded from the proceeds used to determine the loss on disposal of industrial container services operations for 2001. Any subsequent collection of these proceeds by the Company and release of escrow contingencies will allow the Company to record a reduction in the loss from the sale of discontinued operations in future periods.

The disposal of the industrial container services business will further allow the Company to focus on our core systems and services businesses.

Revenues relating to the discontinued industrial container services operation were $86.0 million in 2000 and $99.0 million in 2001. The loss from discontinued operations includes an allocation of interest expense of $5.0 million for 2000 and $7.6 million for 2001.

At December 31, 2001, the net assets of the discontinued industrial container services operations, at net realizable value, of approximately $29.3 million consisted of $14.3 million of current assets and $15.0 million of property, plant and equipment.

The pro forma loss from discontinued operations for 2000 reflects the pro forma income of our new pallet manufacturing and industrial container operations of $1.4 million, which is net of an interest allocation of $6.6 million and a provision for loss on disposal of the new pallet manufacturing operations of $59.9 million. The provision for loss on disposal of the new pallet manufacturing operations includes an estimate for anticipated loss until disposal date of $2.8 million, estimated costs and expenses to exit the new pallet manufacturing operations of $2.0 million, and the carrying amount of net assets of discontinued operations in excess of proceeds from disposal of $55.1 million.

Net Loss

As a result of the foregoing, the Company’s net loss increased $91.3 million from pro forma $110.0 million in 2000 to $201.3 million in 2001.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany, France, and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. These two seasonal shifts occur at the beginning of each year and during the summer months.

At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period—often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. This build-up is needed to accommodate the demand that typically exceeds the pallet core supply during the second quarter of each year.

The second major seasonal shift occurs during the summer months. Pallet demand is usually much lower due to the end of the produce season in Florida and South Texas. In addition, some of our customers close their manufacturing facilities to allow for employees to take vacations and their maintenance groups to perform major repairs and upgrades. This is particularly true in our wood crate business that primarily services the lawn and garden industry. Instead of closing their plants, some of our customers run a slower schedule to allow for their employee vacations. Typically, July is the slowest month of the year.

Euro Currency

On January 1, 1999, conversion rates of the national currencies of 11 European Union members, including Germany, were taxed against a common currency, called the euro. Each participating country’s currency was legal tender during a transition period from January 1, 1999, until January 1, 2002, the date the euro became the only currency. In anticipation of this change, we assessed our internally developed and purchased information technology applications to determine the changes needed to process euro-denominated transactions. Our systems have been changed to process euro-denominated transactions. Beginning in 2000, the euro became our functional currency.

Changes in Management

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

Effective December 31, 2001, James Griffin resigned as Chief Executive Officer of North America.

B.  Liquidity and capital resources

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country.

Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for refund of RPC deposits. See “Operating results— Seasonality,” in Item 5, “Operating and Financial Review and Prospects.”

Operating activities used $4.1 million in cash in 2001 compared to $7.7 million used in operating activities in 2000, a decrease of $3.6 million. Our non-cash operating items in 2001, which includes the loss on sales of our discontinued operations of $83.3 million and the loss on impairment of $70.1 million, increased $79.0 million from $117.7 million in 2000 to $196.7 million in 2001. Our proceeds from factoring decreased $16.6 million, or 64.9%, to $9.0 million in 2001 from $25.5 million in 2000, due to lower factored sales volume. Other current assets decreased $9.3 million in 2001 compared to an increase of $11.4 million in 2000. Accounts payable, accrued expenses, other current liabilities, and other non-current liabilities increased $25.2 million in 2001, compared to a decrease of $31.6 million in 2000, due to less timely payments to trade creditors in 2001 compared to 2000.

Cash provided by investing activities was $16.4 million in 2001 compared to cash used in investing activities of $273.2 million in 2000. In 2000, we used $164.9 million to pay for the cash portions of the PalEx merger and the 2000 Purchased Companies. Capital expenditures for RPCs and property, plant and equipment decreased $53.5 million in 2001 to $34.0 million, compared to $87.5 million in 2000. We also paid $22.6 million for the minority interest options and other rights of GE Capital and GE Erste in 2000. Proceeds from the sale of discontinued operations were $47.8 million in 2001.

Cash used in financing activities was $18.0 million in 2001 compared to $288.3 million of cash provided by financing activities in 2000. The cash provided by financing activities in 2000 includes the proceeds of the issuance of our ordinary shares in the IPO of $203.2 million and net borrowing of long-term debt of $276.6 million. We also used $23.1 million of cash in 2000 to repay acquired indebtedness. Proceeds from long-term debt were $158.3 million in 2001. Payments on long-term debt in 2001 were $173.7 million, which included the use of proceeds of the sale of our new pallet manufacturing operations.

The Merger and Initial Public Offering

On March 8, 2000, we completed the merger of PalEx, which subsequently changed its name to “IFCO Systems North America, Inc.” As a result of the merger and related transactions, we own all of the stock of the

IFCO Companies and IFCO North America. In the merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or our ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of our ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the merger agreement. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

In connection with the merger, we also completed an initial public offering of 13.0 million ordinary shares in March 2000 and subsequently issued an additional 1.95 million ordinary shares upon the underwriters’ exercise of their overallotment option. The total net proceeds to us from the IPO, including the exercise of the overallotment option, were $203.2 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the initial offering of the senior subordinated notes, and borrowings from our senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to General Electric Capital Corporation and General Electric Erste Beteiligungs GmbH described below, and to fund our purchase of the remaining joint venture interest in IFCO-U.S.

In connection with the merger, Schoeller Industries and Gebrüder Schoeller contributed to IFCO Systems, directly or indirectly, the outstanding capital shares of IFCO Europe, MTS, and IFCO International owned by them.

In addition, we, together with Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, and Gebrüder Schoeller, entered into the Option Release and IPO-Facilitation Agreement with GE Capital and GE Erste in connection with the merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH issued a DM45.0 million, or approximately $22.2 million, convertible debenture to GE Erste in exchange for the contribution of the preferential share of IFCO Europe owned by GE Erste. We also paid GE Capital and GE Erste DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the IPO, the initial offering of the senior subordinated notes, and the initial borrowings under our senior credit facility in consideration of the release of GE Capital’s and GE Erste’s options and other rights to purchase shares of the IFCO Companies.

Credit Facilities

On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the “Senior Credit Facility”), to complete the syndication. The syndicate of banks, financial institutions, and other entities included Canadian Imperial Bank of Commerce and Bank One, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems’ other subsidiaries were guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., were the coarrangers, and Bank One, NA was also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx’s senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

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

In April 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement to substantially modify the terms of the Senior Credit Facility. Unless the context otherwise requires, “Amended Senior Credit Facility” refers to the Second Amended and Restated Credit Agreement as subsequently amended.

Terms of Senior Credit Facility from the closing date of the IPO and the Merger to December 31, 2000

The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.75 million (the “Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.25 million (the “Revolver”). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO Systems or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million. Availability under the Revolver was subject to a borrowing base.

Terms of Amended Senior Credit Facility, effective as of December 31, 2000

The Amended Senior Credit Facility provided for borrowings of up to $178.0 million and consisted of (1) a term loan facility in an aggregate principal amount of $78.0 million (the “Amended Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the “Amended Revolver”). There were no additional borrowings available on the Amended Term Loan, nor were there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of the new pallet manufacturing operations and the industrial container services operations. The Amended Term Loan was payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount was permanently reduced by any required principal reduction. Availability under the Amended Revolver was subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

The Amended Senior Credit Facility permitted cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

Terms of Amendment No. 1 and Consent to Amended Senior Credit Facility, Effective as of June 12, 2001.     In June 2001, the Company entered into an amendment of terms of and consent with respect to the Amended Senior Credit Facility. The amendment included an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“EBITDA”), restrictions on payments in respect of the Senior Subordinated Notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems’ and IFCO North America’s ability to make optional payments in respect of other long-term debt.

Pursuant to Amendment No. 1, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems’ pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

Terms of Amendment No. 2 and Waiver to Amended Senior Credit Facility, Effective as of August 31, 2001.    In August 2001, the Company entered into an amendment of terms of and waiver with respect to the

Amended Senior Credit Facility. The amendment changed the definition of EBITDA by excluding any non-cash income and losses from exchange gains or losses, and modified the requirements for the consolidated senior leverage ratio (the ratio of all debt other than the senior subordinated notes and certain other long-term debt to EBITDA). The amendment also waived the Company’s delays in compliance with reporting requirements for the year ended December 31, 2000, because of the delay in preparing the Company’s audited financial statements for 2000.

Terms of Amendment No. 3 and Waiver to Amended Senior Credit Facility, Effective as of September 30, 2001.    In October 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment adds certain assets to the borrowing base calculation and increases the advance rate on eligible RPCs from 20% to 25%. The amendment required the Company to provide borrowing base reports within 15 business days after the end of each calendar month. The amendment established that, in the event the amounts outstanding under the Amended Revolver exceed the lesser of the borrowing base or the total revolving credit commitments, the administrative agent will first give notice to the Company before any repayment obligations are effective. The amendment provided for four monthly installment payments of $0.7 million on the principal amount of the Amended Term Loan beginning September 30, 2001, and for quarterly installment payments of $2.0 million on the principal amount of the Amended Term Loan beginning March 31, 2002. The remaining principal balance on the Amended Term Loan will be due no later than December 31, 2002. Cash collections on any notes receivable due to the Company that were issued by the buyers in conjunction with the sale of the new pallet manufacturing operations will be applied to the installments of the Amended Term Loan in order of their respective due dates and may not be reborrowed. The cash proceeds from any asset sale, as defined and occurring after the closing of the sale of the pallet manufacturing operation, will be applied to the installments of the Amended Term Loan in inverse order of their respective due dates and may not be reborrowed. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the pallet manufacturing operations and the contemplated sale of the industrial container services business. The amendment waived certain mandatory prepayment and commitment reductions in connection with borrowing base limitations and waived compliance with the total leverage and senior leverage ratios for the quarter ended September 30, 2001.

The amendment provided consent to the sale of the Company’s pallet manufacturing operations and the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the new pallet manufacturing operations of approximately $18.4 million to the Amended Revolver and approximately $26.9 million to the Amended Term Loan. The amendment provided for the application of the sales proceeds of the industrial container services operations of approximately $14.4 million to the Amended Revolver and approximately $42.6 million to the Amended Term Loan.

Terms of Amendment No. 4 and Waiver to Amended Senior Credit Facility, Effective as of December 31, 2001. In February 2002, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changed the definition of Consolidated EBITDA by including, for 2001 only, other extraordinary and non-recurring cash and non-cash expenses or losses in an aggregate amount not to exceed $7.35 million. The amendment also changed the Company’s monthly financial reporting requirements through June 30, 2002, to unaudited unconsolidated monthly internal financial statements and management reports. The consolidated total leverage, senior leverage, and interest coverage ratios and the minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the industrial container services operations. The amendment waived compliance with the total leverage, senior leverage, and interest coverage ratios and minimum net worth covenant for the quarter ended December 31, 2001 and the minimum net worth covenant for the quarter ended September 30, 2001. These waivers were necessary because of the delay in completing the sale of the industrial container services business, which at the time of the previous amendment was expected to be completed on or before the end of 2001.

The amendment provided consent to the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the new pallet manufacturing operations of approximately $22.0 million to the Amended Revolver and approximately $16.5 million to the Amended Term Loan.

Forbearance Agreement. On April 15, 2002, the Company and the lenders under the Amended Senior Credit Facility entered into a Forbearance Agreement pursuant to which the Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility, and the lenders agreed not to take action on such matters for a temporary forbearance period. The Company acknowledged that it had (1) received an over advance under the Amended Revolver of approximately $2.5 million and (2) failed to pay accrued interest under the senior subordinated notes of €10.625, or approximately $10.2 million, due on March 15, 2002. See “—Senior Subordinated Notes.” The lenders generally agreed to a forbearance period ending on June 15, 2002 with respect to these defaults or events of default. The forbearance period could be shortened upon the occurrence of certain events, including the Company’s failure to comply with the Forbearance Agreement, the existence of any other default or event of default under the Amended Senior Credit Facility, the existence of any other default or event of default with respect to the senior subordinated notes, or the notice of possible exercise by holders of senior subordinated notes of any rights and remedies available under Indenture governing the senior subordinated notes.

The Forbearance Agreement provided that from and after April 15, 2002 the interest rate for all loans other than eurocurrency loans already in existence will be an annual rate equal to 300 basis points over prime rate or LIBOR, as applicable, and the margin for letters of credit will be 450 basis points over prime rate or LIBOR, as applicable. The Forbearance Agreement also suspended indefinitely the Company’s right to convert to or continue with eurocurrency loans. The interest rate applicable to all loans is subject to a potential additional increase in the amount of 50 basis points on July 1, 2002 and another potential additional increase of 50 basis points on October 1, 2002.

Waiver to Amended Senior Credit Facility, Effective as of April 30, 2002. In February 2002, the Company entered into a waiver with respect to the Amended Senior Credit Facility effective as of April 30, 2002. The waiver provided a temporary waiver of the Company’s compliance with certain reporting requirements for the year ended December 31, 2002, including the delivery of audited financial statements. The temporary waiver expired on June 30, 2002.

Status of Amended Senior Credit Facility at December 31, 2001 and Currently

The Amended Term Loan and Amended Revolver bear interest at an annual rate of 350 basis points over LIBOR or the prime rate. We currently have no eurocurrency loans. All letters of credit currently bear interest at an annual fee of 450 basis points over LIBOR or the prime rate. As of December 31, 2001, the outstanding debt under the Amended Term Loan and Amended Revolver had a weighted average interest rate of 5.5% per annum.

There was $117.6 million outstanding under the Amended Senior Credit Facility as of December 31, 2001, including $47.0 million under the Amended Term Loan and $70.6 million under the Amended Revolver. As a result of borrowing base limitations, at December 31, 2001, we had little or no borrowing availability under the Amended Revolver. Amendment No. 4 in February 2002 reduced the amount of the revolving credit commitment to $85.0 million upon the closing of the sale of the Company’s industrial container services operations. Subject to borrowing base limitations, availability as of May 31, 2002 was $0.9 million which is calculated as the total commitment under the Amended Revolver ($85.0 million) less amounts due under the Amended Revolver ($67.8 million) and commitments for outstanding letters of credit ($16.3 million).

Subject to the subsequent amendments discussed above, the Amended Senior Credit Facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility; provided, however, that the Amended Senior Credit Facility does not permit loans to be made in Canadian dollars. There were commitments for outstanding letters of credit in the amount of $10.6 million as of December 31, 2001.

IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America’s obligations under the Amended Senior Credit Facility, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America’s obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties’ substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

The Company’s borrowings under the Amended Revolver may not exceed the borrowing base. The borrowing base is calculated based upon 85% of our eligible accounts receivable, 60% of our eligible inventory, and 25% of our eligible RPCs. Eligible accounts receivable excludes, among other things, accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected, accounts receivable over 90 days old, and accounts receivable of companies in bankruptcy proceedings. Eligible inventory includes pallets that the Company owns for lease to third parties. Eligible RPCs include only those RPCs owned by IFCO-U.S. or our Canadian subsidiary. We are required to deliver a borrowing base certificate to the administrative agent within 15 days after the end of each month.

The Amended Senior Credit Facility also contains a number of covenants that, among other things, limit IFCO Systems’ and its subsidiaries’ ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on EBITDA.

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

Our failure to make a €10.625 million, or approximately $10.2 million, interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on our senior subordinated notes has resulted in an event of default under the indenture governing the senior subordinated notes. The nonpayment has also created a cross-default under our Amended Senior Credit Facility, although the Company has not received a formal notice of default from the lenders. After negotiations with an ad hoc committee of noteholders representing the holders of over 70% of the outstanding principal amount of the senior subordinated notes, we reached an agreement in principle on June 27, 2002 to restructure the senior subordinated notes by means of exchanging the senior subordinated notes for ordinary shares in a debt for equity swap. At any time as a result of the expiration of the forbearance period discussed above or if we are unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to our senior lenders, at all or in a timely manner, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. We would not be able pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the Amended Senior Credit Facility. See “—Senior Subordinated Notes.”

In addition to the cross-default based upon the status of our senior subordinated notes discussed above, there are also certain covenant defaults under the Amended Senior Credit Facility. If no cure period was available, a default would constitute an event of default. For most covenant defaults, there is a cure period of 30 days after notice to the Company from the administrative agent or any lender and the default only constitutes an event of default if it remains unremedied after the cure period expires. We have not received notice of any of these covenant defaults.

Borrowings under the Amended Revolver as of May 31, 2002, exceeded our permitted borrowing base under the Amended Senior Credit Facility as of that date. The borrowings in excess of the borrowing base are primarily due to a change in the interpretation by the lenders of eligible accounts and the exclusion of certain intercompany and other accounts receivable. We intend to pay down the outstanding principal amount of the Amended Revolver promptly upon notice by the administrative agent to bring it at or below the borrowing base level at May 31, 2002, and we plan to seek a waiver of the May 31, 2002 default from the lenders. It is also possible that when the borrowing base is calculated as of June 30, 2002, and delivered to the lenders, that our borrowing under the Amended Revolver as of June 30, 2002, will also have exceeded our permitted borrowing base as of that date. If so, we would intend to pay down the outstanding principal amount of the Amended Revolver promptly upon notice from the administrative agent to bring it down to permitted levels and to seek a wavier of any such default from the lenders. We are also in discussions with the lenders regarding amendment of the borrowing base calculation. We cannot, however, assure you that we will be able to obtain these waivers when requested or any requested amendment, or that we would be able to pay down the outstanding balance of the revolver to permitted levels.

Primarily as the result of the $70.1 million charge for impairment of property, plant and equipment taken in 2001 with respect to our RPC pools and certain equipment in our pallet pooling operations, we are in default of our minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002. See “A. Operating results—Year Ended December 31, 2001, Compared to Year Ended December 31, 2000—Cost of Sales and Gross Profit—Impairment of Property, Plant and Equipment” in Item 5, “Operating and Financial Review and Prospects.” We intend to seek a waiver of this default from the lenders and an amendment of the net worth covenant, reflecting the impact of the impairment charge, for future periods; however, we cannot assure you that we will be able to obtain the waiver or amend the covenant.

As of December 31, 2001 we failed to comply with our total leverage, senior leverage, and interest coverage ratios. These are based on our consolidated EBITDA. In 2001, we had non-recurring items in excess of $7.5 million, but we are limited under the terms of the Amended Senior Credit Facility from adding back to consolidated EBITDA non-recurring items in excess of $7.5 million. We intend to seek a waiver of this default from the lenders and an amendment to increase the amount of non-recurring items that may be added back to consolidated EBITDA; however, we cannot assure you that we will be able to obtain the waiver or amend this limitation.

One or more defaults also exist with respect to delays in complying with our financial reporting covenants. The waiver granted by the lenders effective April 30, 2002, with respect to the delivery of our 2001 audited financial statements, along with related financial information and certain certifications by management, expired on June 30, 2002 because we did not deliver the required information by that date. This delay is the result of our debt restructuring discussions and related delays in finalizing the audit of 2001 financial statements. The 2001 audited financial statements are included in this report, and we plan to deliver the required financial information for 2001 to the lenders as soon as possible after the filing of this report, which will cure the covenant default. In addition, as a result of the delay in finalizing our 2001 audited financial statements, we have not been able to deliver unaudited financial statements, and related financial information and certificates, for the quarter ended March 31, 2002, which were due by May 30, 2002, as well as the required related financial information and certificates to the lenders before the end of July 2002, which will cure the default.

We intend to meet with the lenders on July 16, 2002 to discuss the waiver requests and possible amendments related to these and other covenants under the Amended Senior Credit Facility. We cannot assure you that we will be able to obtain any or all of the requested waivers or amendments or otherwise be successful in our discussions with the lenders.

If the Company is unable to negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, the Company will exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If the Company’s borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Credit Facility that cannot be cured. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation. The lenders’, in their sole discretion, could waive such a default, but we can give no assurances that a waiver could be obtained in such circumstances.

If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default is the result of the commencement of bankruptcy, insolvency, or similar proceedings by or against the Company or one of its subsidiaries, then the lenders’ remedies are immediately in effect. Upon the occurrence of any other event of default, lenders holding more than 50% of the principal amount outstanding under the Amended Senior Credit Facility may require the administrative agent to exercise the lenders’ remedies or consent to the administrative agent’s exercise of the lenders’ remedies. The lenders’ remedies include the ability to immediately terminate the Amended Revolver and declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes. See “—Future Liquidity; Financing Prospects.”

Senior Subordinated Notes

On March 8, 2000, IFCO Systems issued €200.0 million based, or approximately $192.2 million, principal amount of senior subordinated notes in a private placement. The total net proceeds to the Company from the issuance of the senior subordinated notes were $184.7 million. The senior subordinated notes mature on March 15, 2010. Interest at the rate of 10.625% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, which commenced September 15, 2000. The senior subordinated notes are not secured, but are guaranteed by the Company’s material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems’ existing and future senior debt, including IFCO Systems’ obligations under the Amended Senior Credit Facility. The indenture governing the senior subordinated notes contains a number of significant covenants, which restrict IFCO Systems’ corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

The Company did not make the interest payment of €10.625 million, or approximately $10.2 million, due on March 15, 2002, with respect to the senior subordinated notes. The Company properly notified the trustee with respect to the senior subordinated notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. Under the indenture governing the senior subordinated notes, the Company had 30 calendar days to make the interest payment before an “event of default”‘ under the indenture would have occurred. The Company and its financial advisor then began to explore with the noteholders various options to reduce its total debt burden as well as its interest payment obligations.

Noteholders holding in excess of 70% of the principal amount of the senior subordinated notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the senior subordinated notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders under our Amended Senior Credit Facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, we reached an agreement in principle on June 27, 2002 to restructure the senior subordinated notes by means of exchanging the senior subordinated notes for ordinary shares in a debt-for-equity swap. The proposed restructuring of the senior subordinated notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities, as the Company’s principal shareholders, is subject to the execution of a definitive restructuring agreement, approval by the lenders under our Amended Senior Credit Facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders.

The ownership interest of our current shareholders will be severely diluted after a successful completion, if any, of the restructuring of our debt. Under the terms of the agreement in principle, our current shareholders will retain 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. We expect that our current shareholders will also be issued warrants to acquire additional ordinary shares, which together with the ordinary shares currently owned, will represent up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan), depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005. Alternatively, the proposed restructuring may be structured so that our current shareholders receive a new class of Class B ordinary shares of the Company (in lieu of the warrant structure described above) equal to 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring, with our noteholders receiving Class A ordinary shares of the Company equal to 90% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. Depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005, the Class B ordinary shares held by our current shareholders would be convertible into Class A ordinary shares of the Company representing up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan). As a result, under either alternative, our noteholders would, if the proposed restructuring is completed successfully, control 90% of our issued and outstanding ordinary shares immediately following the restructuring.

Under the terms of the proposed restructuring, the exchange of the senior subordinated notes for our ordinary shares will be implemented through a Dutch Akkoord to equitize the senior subordinated notes in favor of the noteholders and a filing of certain of our U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. However, if the number of holders of the senior subordinated notes consenting to the exchange exceeds 97% of principal amount of the senior subordinated notes, then the method of implementation of the proposed restructuring shall, as mutually agreed upon between the Company and the ad hoc committee of noteholders, be modified to include a voluntary exchange offer in respect of the senior subordinated notes, in place of the Dutch Akkoord and U.S. Chapter 11 filing.

Implementation of the restructuring of the senior subordinated notes is further subject to the satisfaction of or waiver by the ad hoc committee of certain conditions, including having no material adverse tax consequences for the Company arising from the restructuring. The Company and the ad hoc committee have not yet determined the tax consequences of the restructuring, but the tax consequences could have a material negative impact on the financial position of the Company.

Upon a successful completion, if any, of the restructuring of our debt, our board of directors will be comprised of seven members, three of which would be nominated by our noteholders, three of which will be nominated by the Schoellers, as our principal shareholders, and one of which will be a member of the Company’s management. As a result of this composition, the interests of the Schoellers and our current shareholders generally as now represented on our board of directors will be substantially reduced.

We hope to complete a restructuring based on the agreement in principle reached with the ad hoc committee of noteholders and reach an agreement with our senior lenders that will allow us to restructure our balance sheet to reduce our debt and interest burdens resulting from both our senior subordinated notes and our obligations under the Amended Senior Credit Facility. If we are unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to our senior lenders, at all or in a timely manner, the entire principal amount of all the senior subordinated notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. In either event, we would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the Amended Senior Credit Facility. See “—Credit Facilities—Status of Amended Senior Credit Facility at December 31, 2001 and Currently.”

Bromley Seller Note

As part of the purchase price for the Bromley asset acquisition, one of the 2000 Purchased Companies, we issued a subordinated note in the original principal amount of approximately $6.6 million. See “A. History and development of the company—Expansions and Acquisitions—Pallets” in Item 4, “Information on the Company.” In connection with the proposed restructuring of the Company’s debt, and the senior position of both our Amended Senior Credit Facility and senior subordinated notes, we determined not to make the payments of principal and interest on the Bromley subordinated note that were due on April 1 and July 1, 2002 totalling $0.9 million. The note is an unsecured obligation of an indirect subsidiary of the Company, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under our Senior Credit Facility and our senior subordinated notes. The Bromley note accrues interest at the rate of 9% per annum and has an outstanding principal balance of $4.8 million.

We have received a default notice from the holder of the Bromley note. The Bromley note provides, however, for a 180-day standstill in the event of a continuing default under our senior debt, which is defined to include our Senior Credit Facility and our senior subordinated notes. Accordingly, as a result of the continuing default under our senior subordinated notes, the holder of the Bromley note may not exercise any remedy under the note for this 180-day period. The Company and the ad hoc committee of holders of our senior subordinated notes contemplate that the Bromley note will either be reduced and repaid under negotiated terms or otherwise discharged in connection with the Company’s proposed debt restructuring.

Receivable Factoring

The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH in Europe previously entered into factoring agreements under which these European subsidiaries could offer all of their trade receivables to a factoring agent. Under the factoring agreements, the sales price was the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent had the right to collect the receivables and bore the collection risk. The factoring agent was required to remit 75% of the factored receivables to these European subsidiaries. The remainder, less the factoring charge, was held in an escrow account and was remitted to these European subsidiaries following collection. The interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 1.25%, or 4.5% as of December 31, 2001. We factored approximately 44% of their receivables during 2001. We incurred factoring charges and factoring-related interest charges of $4.3 million for 1999, $3.6 million for 2000, and $2.5 million for 2001.

Effective September 30, 2001 the Company’s factoring agent terminated the Company’s factoring agreements for its operating subsidiaries in France, Italy and Spain and notified the Company that its factoring agreement in Germany would be terminated as of January 31, 2002. Since the respective subsidiaries were unable to make required repayments by October 2, 2001 for factoring activity in France, Italy and Spain through the termination date, the former factoring agent applied amounts collected on the Company’s behalf to the amounts due to the former factoring agent until the repayment obligation was satisfied in full. The Company has satisfied its repayment obligations under all of the previous factoring agreements, except for its obligations under the previous German factoring agreement, which the Company expects to satisfy in full by August 31, 2002.

The Company has entered into a new factoring agreement with a local factoring agent in France. Under the new factoring agreement, we began factoring in France in December 2001. Factoring volume under the new French factoring agreement may not exceed €3.0 million, or approximately $2.9 million at any time. The sales price is the nominal value of the receivables less a factoring fee of 0.38% of the nominal value of the factored receivables. Under the new French factoring agreement, the interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 0.80%, or 4.1% as of December 31, 2001.

The Company has also entered into two new factoring agreements in Spain. The agreements began in December 2001 and February 2002, respectively, and both are currently in effect. Under the first agreement, factoring volume in Spain may not exceed €3.2 million (or approximately $3.1 million) at any time, which was increased to approximately €5.3 million (or approximately $5.1 million) in February 2002. Total volume under the second Spanish factoring agreement may not exceed €2.0 million (or approximately $1.9 million) at any time. The sales price under the two Spanish factoring agreements is the nominal value of the receivables less a factoring fee of 0.20% under the December 2001 agreement and less 0.25% under the February 2002 agreement. Under both agreements, the interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 1.25%, or 4.5% as of December 31, 2001.

Management intends to replace the old factoring agreements in Germany and Italy and is in discussions with prospective factoring agents.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 10.1 million RPCs. Upon termination of a lease, the RPCs are repurchased by the Company.

Future Liquidity; Financing Prospects

Our sources of cash liquidity include cash from operations and amounts available under the Amended Senior Credit Facility. These sources are not currently sufficient to finance our capital requirements. We have had recurring operating losses and a recurring net cash deficit from operating activities. Currently, we are in default with respect to an interest payment on our senior subordinated notes and in violation of certain covenants of the Amended Senior Credit Facility. We are in the process of restructuring our senior subordinated notes and attempting to amend the Amended Senior Credit Facility. Additionally, as a result of the level of the outstanding borrowings, borrowing base limitations, and existing covenant violations, the Company had little or no additional borrowing availability under the Amended Revolver and Amended Senior Credit Facility as of December 31, 2001 and in the first half of 2002. These circumstances raise significant uncertainties regarding future financing.

Although it is our intent to enter into discussions with the lenders under the Amended Senior Credit Facility with respect to possible amendments of the facility, we cannot assure you that we will be successful in obtaining any amendments at all or that would improve our cash liquidity. Accordingly, we are focused on improving revenues in all business segments, including concentration on local businesses in Southern Europe in order to increase turns in the European RPC pool and the introduction of a national sales program in order to provide services to national accounts and thereby increase sales. We recognize that our ability to increase revenues is, to a significant degree, constricted by any limitations on our ability to make necessary capital expenditures. We are also concentrating on improvement of our cash flows from operating activities in several key areas. The proposed restructuring of our senior subordinated notes is intended to reduce our interest burden. We are continuing our efforts to cut costs significantly, both in European and North American Operations. Although we believe we made substantial progress in this area in 2001, through the implementation of more effective internal processes with fewer personnel and outsourced costs, the integration of processes in North America, and additional logistic and washing cost efficiencies in Europe, we believe that there is still room for improvement in each of these areas. In 2001 and the first six months of 2002, we had significant events, such as (1) the $70.1 million impairment charge on property, plant and equipment in 2001, (2) the deposit of approximately $5.0 million with European retailers in 2002 to provide them additional comfort regarding the repayment of RPC deposits that are owed to retailers as part of the round-trip system, and (3) the payment of approximately $2.0 million in the first six months of 2002 for professional fees in connection with our debt restructuring. We do not anticipate that these items will be recurring in 2002 or the second half of 2002, as applicable. As a result of these initiatives and changed circumstances, we expect to achieve successful operations and that operating cash flows will improve to levels sufficient to meet operating needs, including interest payments on our remaining debt, and we also expect incremental borrowing to be minimal. We cannot, however, assure you that we will be able to achieve these objectives.

Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company’s current shareholders. Any inability to complete a restructuring of our debt as described above will have a material adverse effect on the Company’s ability to operate and our results of operations in 2002. Any possible inability to generate sufficient cash from operations, lack of availability under the Amended Senior Credit Facility, or the absence of other sources of debt or equity capital borrowing may have a material adverse affect on the Company’s ability to operate and our results of operations for 2002.

We are also pursuing additional financing, including additional sources of equity, sale-leaseback financing, additional sales of assets, and increased receivables factoring. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition.

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

We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by the supplier pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. See “B. Business overview—Suppliers and Raw Materials—Returnable Plastic Containers” in Item 4, “Information on the Company” and “B. Related party transactions—Supply Agreements” in Item 7, “Major Shareholder and Related Party Transactions” for a description of these supply agreements.

We intend to develop tracking and tracing technology in the materials movement industry to track the location and the content of shipping platforms. See “B. Business overview—Systems and Services—Returnable Plastic Containers.” in Item 4, “Information on the Company.” These platforms include primarily RPCs, but could also include pallets and other conveyances. We believe that such a tracking technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation. Auto identification technology is, in principle, existing and proven, but the Company is still evaluating various technologies for this purpose. With respect to any technology selected for testing and possible implementation, we will consider various factors, including field effectiveness, ease of use, and cost. In 2000, we incurred $1.4 million in costs and expenses related to the development of the tracking and tracing programs at IFCO Online AG. In 2001, we incurred an additional $0.5 million with respect to the development of these programs.

Given the nature of the pallet services and pallet pooling businesses, we do not have any material product research and development expenditures in those operations.

See “B. Business overview—Intellectual Property” in Item 4, “Information on the Company,” for a description of our patents and other intellectual property.

D.  Trend information

See “A. Operating Results—Year Ended December 31, 2001, Compared to Year Ended December 31, 2000” and “B. Liquidity and capital resources—Future Liquidity; Financing Prospects.”

Business Outlook

We have had no significant increases in our inventory in relation to our sales levels. We experienced no significant increases in costs and selling prices except increased fuel costs, higher labor costs in our pallet services operations, and higher costs for pallet cores in our pallet services operations. Although we cannot predict the economy, whether worldwide or for any particular region, we hope to see recovery from the economic downturn experienced in 2001, especially in North America. We are focusing on improving revenues in all business segments. In addition, we are concentrating on additional reductions in costs, as well as other efforts to improve our cash flows from operating activities in several key areas. We face significant challenges with respect to future liquidity that we are seeking to address through improvements in cash flows and restructuring of our debt. See “B. Liquidity and capital resources—Future Liquidity; Financing Prospects” in Item 5, “Operating and Financial Review and Prospects.”

Item 6.    Directors, Senior Management and Employees

A.  Directors and senior management

Our directors and senior management are as follows:

Name	Age	Position
Martin A. Schoeller	46	Co-Chairman and A Director
Christoph Schoeller	44	Co-Chairman and B Director(1)
Cornelius Geber	50	B Director(2)
Sam W. Humphreys	42	B Director(1)(2)
Eckhard Pfeiffer	60	B Director(1)(2)
Karl Pohler	48	Chief Executive Officer and A Director
Michael W. Nimtsch	45	Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger	45	Chief Operating Officer

(1)	Member of the audit committee
(2)	Member of the compensation committee

Martin A. Schoeller became Co-Chairman of the Board of Directors of IFCO Systems in December 2000. Mr. Schoeller became the A director of IFCO Systems in March 2000 and was the Chief Executive Officer of IFCO Systems from March to December 2000. Martin Schoeller previously was a Managing Director of IFCO Europe from November 1997 to May 2000 and the sole Managing Director of IFCO International since May 1995. Martin Schoeller was a director of IFCO North America in March 2000 upon completion of the merger through June 2001. In 1992, Mr. Schoeller co-founded IFCO GmbH and MTS with his brother, Christoph Schoeller. In 1980, Martin Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. Initially, he managed a plastics plant, from 1980 to 1982. From 1982 through 1984, he was involved in international sales and licensing. From 1985 to 1988, Mr. Schoeller was focused on developing plant operations. From 1988 until 1992, Martin Schoeller developed several European production companies. Mr. Schoeller is a member of the supervisory board of Syntek Capital AG, which invests in businesses in the intelligent communications field, including wireless, broadband, and advanced technologies businesses. Mr. Schoeller presently serves as the Chairman of the European Association of Dynamic Entrepreneurs, Europe’s 500, in Germany.

Christoph Schoeller became Co-Chairman of the Board of Directors of IFCO Systems in December 2000 and a B director in March 2000. Mr. Schoeller previously served as Chairman from March to December 2000. Christoph Schoeller was a director of IFCO North America in March 2000 upon completion of the merger through June 2001. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller was responsible for advancing both IFCO Europe’s and MTS’s market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed Schoeller Industries’ sales and marketing organization. Mr. Schoeller was a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG. Mr. Schoeller is also Co-Chief Executive Officer of Syntek Capital AG.

Cornelius Geber became a B director of IFCO Systems in March 2000. Mr. Geber has been the CEO of Kuhne & Nagel AG & Co., a worldwide transport company, since 1996. From 1993 until 1998, Mr. Geber was a member of the holding board of directors for Kuhne & Nagel International AG, a Swiss holding company of the worldwide Kuhne & Nagel group. Mr. Geber has been a member of the board of Friedrich Grohe AG, Hemer, a plumbing supply company, since October 1999. Mr. Geber has been the Head of the Board of Paul Gunther Logistik AG, Hamburg, a German transport and logistics company, since January 2000. Mr. Geber has been a senior consultant to the board of directors of Deutsche Post AG, and a consultant to BC Partner’s Hamburg, the largest private equity investor group in Europe, since April 1999.

Sam W. Humphreys became a B director of IFCO Systems in March 2000. Mr. Humphreys has been engaged in private equity and venture capital investing for more than the past five years Mr. Humphreys is currently Co-Chief Executive Officer of Syntek Capital AG. Mr. Humphreys also serves as a director of TIMCO Aviation Services, Inc.

Eckhard Pfeiffer became a B director of IFCO Systems in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the boards of directors of General Motors Corporation, Hughes Electronics Corporation, Biogen, Inc., and L.M. Ericsson AB and the supervisory board of Syntek Capital AG. He also serves on the advisory board of Deutsche Bank AG.

Karl Pohler became Chief Executive Officer of IFCO Systems in December 2000 and an A director of IFCO Systems in June 2001. Mr. Pohler also became a Managing Director of IFCO Europe in September 2000 and a director of IFCO North America in January 2002. Mr. Pohler previously served as CEO of IFCO Online AG from August 2000 to March 2001. Prior to joining IFCO Systems, Mr. Pohler was the chairperson of the Board of Management of Computer 2000 AG, Munich and, at the same time, European president of Computer 2000/Tech Data Corp. From 1997 to 1999, he was the CEO of Sony Deutschland GmbH, Cologne. From 1993 to 1996, Mr. Pohler chaired the board of management of Computer 2000 Deutschland GmbH, Cologne. From 1980 to 1992, he was active in executive management functions for Digital Equipment GmbH, Munich. Mr. Pohler is a member of the supervisory board of Syntek Capital AG.

Michael W. Nimtsch became Senior Executive Vice President and Chief Financial Officer of IFCO Systems in October 2000. Mr. Nimtsch also became a Managing Director of IFCO Europe in September 2000. Before joining the Company, Mr. Nimtsch served as chief financial officer of ETG Fröschl GmbH & Co. KG/ Hagemeyer Group, an electrical infrastructure materials supplier, and was responsible for finance, purchasing, foreign subsidiaries, retail, and human resources. During Mr. Nimtsch’s tenure with this company, its sales increased from $203 million (1991) to $1.1 billion (2000). Prior to Fröschl, Mr. Nimtsch served as a Public Chartered Accountant for Deloitte & Touche and PricewaterhouseCoopers.

Wolfgang Orgeldinger became Chief Information Officer of IFCO Systems in December 2000 and currently serves as Chief Operating Officer. Mr. Orgeldinger also became a Managing Director of IFCO Europe in February 2001. Mr. Orgeldinger spent seven years at Computer 2000 AG/Tech Data Group, a leading European IT distribution company based in Munich, with revenues of approximately DM 15 billion. For the two years prior to joining the Company, Mr. Orgeldinger was a member of the management board of Computer 2000 AG/Tech Data Group and was responsible for that company’s European logistics and IT organization, which included more than 1,500 employees at 18 logistics sites. Prior to that role, Mr. Orgeldinger was the Managing Director of Computer 2000’s largest subsidiary, Computer 2000 Deutschland GmbH, where he initially started as Director IT and Logistics. Before joining Computer 2000, Mr. Orgeldinger worked for nine years for Digital Equipment in various management positions in the area of marketing, sales, consulting, IT, and operations.

B.  Compensation

Compensation of Directors

Independent B members of the board of directors receive annual compensation of €40,000, or approximately $38,500, for serving as directors and €3,000, or approximately $2,900, each year for each board committee assignment. This level of compensation was effective beginning with the 2001 fiscal year. In order to be eligible for this annual compensation, an independent B member must attend at least 50% of the respective Board or committee meetings held during the year. The A members of the board of directors and the non-independent B members are not separately compensated for serving as directors or members of committees. Each of our directors is reimbursed for out-of-pocket expenses incurred in their capacity as directors.

Each of our independent B members was granted options to purchase shares upon completion of the merger and the IPO. In connection with the merger, Martin Schoeller, our original A member, and Christoph Schoeller, a B member, were also granted options. In March 2002, each of the directors other than Karl Pohler was granted additional options to purchase 120,000 of our ordinary shares at an exercise price of €2.00 per share, the nominal value per share, which was greater than the market value per share on the date of grant.

Under our articles of association, the B members of the board of directors shall determine the remuneration and other conditions of employment of the A members of the board of directors and vice versa.

Executive Compensation

We paid total compensation of approximately $3.6 million during 2001 to our senior management. This total amount of compensation does not include any compensation for Christoph and Martin Schoeller, who are paid by Schoeller Industries as part of the management services provided by Schoeller Industries to us.

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

See “A. Directors and senior management” for a discussion of the period each current director and member of senior management has served.

Board Committees

Audit Committee

The audit committee is currently composed of Sam W. Humphreys, who serves as its chairman, Eckhard Pfeiffer, and Christoph Schoeller. Mr. Christoph Schoeller is serving on the audit committee on an interim basis to fill the vacancy created by the resignation of Randall Onstead from the board of directors in October 2001. Mr. Christoph Schoeller is serving on the audit committee pending the determination by Mr. Geber, the remaining independent director, as to whether he has sufficient time available to serve on the committee or the addition of another independent director to the board. Based upon the Nasdaq rules applicable to the Company at the time of Mr. Christoph Schoeller’s appointment, and as an exception to the audit committee’s charter, the board of directors determined he was eligible under exceptional and limited circumstances even though he was not an independent director pursuant to the Nasdaq rules.

Effective with the IPO, the board of directors adopted a charter of the audit committee. Pursuant to its charter, the audit committee is to be composed of at least three directors, all of whom are to be independent of our management and are to be free of any relationship that would interfere with their exercise of independent judgment. All members of the audit committee are required to have a working familiarity with basic financial and accounting practices, and at least one member shall have accounting or related financial management expertise. The audit committee holds four regular meetings each fiscal year, which are to be held shortly before the filing of our interim or annual financial statements with the Frankfurt Stock Exchange, the SEC, and authorities in the Netherlands.

The purpose of the audit committee is to provide assistance to the board of directors in fulfilling their responsibility to the shareholders and investment community with respect to the quality and integrity of our corporate accounting and financial reporting practices. In so doing, it is the responsibility of the audit committee to:

•	serve as an independent and objective party to monitor our accounting and financial reporting process and internal control systems;

•	review and allocate the audit efforts of our independent accountants and internal auditing department; and

•	maintain free and open means of communication between the board of directors, the independent auditors, the internal auditors, and our financial management of the corporation.

The audit committee’s charter sets forth a nonexhaustive list of specific actions that the audit committee will undertake in fulfilling its responsibilities.

Compensation Committee

The compensation committee is composed of Eckhard Pfeiffer, who serves as its chairman, Cornelius Geber, and Sam W. Humphreys. The compensation committee advises the board of directors on the compensation of directors and senior management.

Employment Agreements

On August 2, 2000, we entered into an employment agreement with Karl Pohler to serve as a member of our senior management for a term of 36 months. The agreement has been amended to reflect Mr. Pohler’s position as Chief Executive Officer and to extend the term for a new 36-month period from December 31, 2001 through December 31, 2004. The term will be automatically extended for consecutive 12-month terms unless either party has given nine-months’ prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, an executive bonus for 2001 and subsequent years equal to a maximum of 50% of his base salary pursuant to a bonus plan to be developed, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Pohler has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment. He is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Pohler is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated without cause, he is entitled to continued payment of the payments set forth under the agreement. As originally amended, the agreement included a change of control provision, which would entitle Mr. Pohler to receive a lump-sum payment and other appropriate compensation under certain circumstances in the event of a change of control. The agreement was further amended in December 2001 to provide for the lapse of this change of control provision. Pursuant to the December 2001 amendment, Mr. Pohler was granted the right, if the Company were to be engaged in a going private transaction, to purchase 2.25% of the share capital of the Company, before any increase in share capital, at a price of €1,000,000, or approximately $965,000.

On December 22, 2000, we entered into an employment agreement with Michael W. Nimtsch to serve as our Chief Financial Officer and a member of our senior management for a term of 36 months. The agreement has been amended to extend the term for a new 36-month period from December 31, 2001 through December 31, 2004. The term will be automatically extended for consecutive 12-month terms unless either party has given nine-months’ prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, an executive bonus for 2001 and subsequent years pursuant to a bonus plan to be developed, including performance of specified goals and specified bonus amounts for 2001, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Nimtsch has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment, and he is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Nimtsch is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated in the first year upon proper notice, he is entitled to receive severance compensation equal to one year’s base salary. If we employ Mr. Nimtsch for longer than five years, he shall be entitled to receive severance compensation equal to one year’s base salary at the end of his employment with us. The agreement originally included a change of control provision, which would entitle Mr. Nimtsch to receive a lump-sum payment under certain circumstances in the event of a change of control. The agreement was amended in December 2001 to provide for the lapse of this change of control provision. Pursuant to the December 2001 amendment, Mr. Nimtsch was granted the right, if the Company were to be engaged in a going private transaction, to purchase 1.00% of the share capital of the Company, before any increase in share capital, at a price of €450,000, or approximately $434,000.

On August 11, 2000, we entered into an employment agreement with Wolfgang Orgeldinger to serve as our Chief Information Officer and a member of our senior management for a term of 36 months beginning October 1, 2000. The agreement has been amended to extend the term for a new 36-month period from December 31, 2001 through December 31, 2004. The term will be automatically extended for consecutive 12-month terms unless either party has given nine-months’ prior notice of termination. The agreement provides for a comprehensive compensation plan that includes base salary, an executive bonus for 2001 and subsequent years equal to a maximum of 50% of his base salary pursuant to a bonus plan to be developed, stock option grants, and other employee benefits. Pursuant to the agreement, Mr. Orgeldinger has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment, and he is subject to a contractual penalty for each violation of the prohibition against competition. If Mr. Orgeldinger is not able to perform his duties because of disability, he is entitled to continued payment of his base salary for six months. If his employment is terminated without cause, he is entitled to continued payment of the payments set forth under the agreement. The agreement originally included a change of control provision, which would entitle Mr. Orgeldinger to receive a lump-sum payment under certain circumstances in the event of a change of control. The agreement was amended in December 2001 to provide for the lapse of this change of control provision. Pursuant to the December 2001 amendment, Mr. Orgeldinger was granted the right, if the Company were to be engaged in a going private transaction, to purchase 1.00% of the share capital of the Company, before any increase in share capital, at a price of €450,000, or approximately $434,000.

In December 2001, as approved by the compensation committee and subsequently approved and ratified by the board of directors, the Company entered into an addendum with Mr. Orgeldinger with respect to his employment agreement, for the purpose of extending the term of employment for a new 36-month period beginning January 1, 2002, and ending December 31, 2004.

On December 7, 2000, we entered into an employment agreement with James B. Griffin to serve as our Chief Executive Officer, North America for a term of four years. The agreement provided for a comprehensive compensation plan that included base salary, stock option grants, an executive bonus for 2001 and subsequent years between 75% and 100% of his base salary pursuant to a bonus plan to be developed, and other employee benefits. Pursuant to the agreement, Mr. Griffin agreed not to compete with us during the term of his employment and for two years following the date of his termination of employment. Mr. Griffin had the right to terminate his employment on December 31, 2001, and if he did so he was entitled to receive a lump-sum payment in an amount equal to an agreed multiple of his base salary. He was also entitled to specified extensions of exercise or vesting periods for his stock options. Prior to the end of 2001, Mr. Griffin informed the Company of his intention to terminate his employment on December 31, 2001 and trigger the described compensation provisions. The Company subsequently agreed to make a lump-sum payment to Mr. Griffin by early January 2002 in satisfaction of its termination of employment obligations under his agreement, in exchange for the termination of Mr. Griffin’s options to purchase ordinary shares, and for Mr. Griffin’s agreement to continue working with the Company, without additional salary, for a transition period that the Company could elect to extend until April 30, 2002.

In May 2000, we entered into an employment agreement with David Lee, our former Chief Executive Officer, Europe and Global Systems. In December 2000, David Lee filed a demand for arbitration against the Company and IFCO North America in connection with claims arising under his employment agreement. In March 2001, the Company and Mr. Lee entered into a severance agreement, release and settlement agreement in order to settle all claims between the parties arising out of Mr. Lee’s employment. Pursuant to the agreement, the Company made a lump-sum payment to Mr. Lee and agree to pay Mr. Lee a salary through December 31, 2001. The Company also agreed to pay Mr. Lee an additional lump-sum payment on January 1, 2002, as well as pay his legal fees and expenses. These payments were subsequently made. The agreement provided that Mr. Lee’s employment was terminated in June 30, 2001, and Mr. Lee was not required to provide any services to the Company after that date.

On March 8, 2000, we entered into an employment agreement with Vance K. Maultsby, Jr., our former Senior Executive Vice President, Corporate Finance, for an initial employment term of three years. The agreement was subsequently amended and restated effective as of the original date to modify the initial term to run through June 30, 2001 and to make other changes in the terms and conditions of employment. The amended and restated agreement provided Mr. Maultsby with a comprehensive compensation plan that included base salary, stock option grants, and other employee benefits. In addition, pursuant to the agreement, Mr. Maultsby received a transaction completion bonus upon completion of the PalEx merger and additional consideration for waiver of his change of control payments pursuant to his employment agreement with PalEx and termination of his PalEx stock options. Mr. Maultsby also received an escrowed performance bonus upon the closing of the sale of our new pallet manufacturing operations. Pursuant to the amended and restated agreement, Mr. Maultsby agreed not to compete with us during the term of his employment and for two years following the date of his termination of employment. If his employment was terminated without cause or was voluntarily terminated for good reason as described below, the non-compete period would have been reduced to one year from the date of termination. Mr. Maultsby’s employment with the Company terminated on January 1, 2001 by agreement of the parties. Mr. Maultsby retains fully exercisable options to purchase 200,000 shares at an exercise price of $14.90 per share. These options expire on March 7, 2010.

On March 8, 2000, we entered into an employment agreement with Edward E. Rhyne, our former Executive Vice President and General Counsel, for an initial employment term of three years. The agreement was subsequently amended and restated effective as of the original date to modify the initial term to run through June 30, 2001 and to make other changes in the terms and conditions of employment. The amended and restated agreement provided Mr. Rhyne with a comprehensive compensation plan that included base salary, stock option grants, and other employee benefits. In addition, pursuant to the agreement, Mr. Rhyne received a transaction completion bonus upon completion of the PalEx merger and additional consideration for waiver of his change of control payments pursuant to his employment agreement with PalEx and termination of his PalEx stock options. Pursuant to the amended and restated agreement, Mr. Rhyne agreed not to compete with us during the term of his employment and for two years following the date of his termination of employment. If his employment was terminated without cause or was voluntarily terminated for good reason, the non-compete period would have been reduced to one year from the date of termination. Mr. Rhyne’s employment with the Company terminated on June 30, 2001 upon expiration of the term set forth in the amended and restated agreement. Mr. Rhyne retains fully exercisable options to purchase 165,000 shares at an exercise price of $14.90 per share. These options expire on March 7, 2010.

D.  Employees

The number of our full-time equivalent employees at December 31, 2001, and of the IFCO Companies at December 31, 1999 and 2000, are set forth in the table below along with the number of employees for each major category.

Business Segment	Geographic Area	1999	2000	2001
RPC	Europe	630	664	565
RPC	United States	—	52	57
Pallet Services	United States	—	2,689	2,431
Pallet Pooling	Canada	—	255	259
Industrial Container Services(1)	United States	—	757	690
Pallet Manufacturing(2)	United States	—	1,284	—

Total		630	5,701	4,002

(1)	Substantially all the assets of our industrial container services operations were sold in February 2002.
(2)	Substantially all the assets of our pallet manufacturing operations were sold in October 2001.

At December 31, 2001, approximately 300 employees of our former industrial container group at three locations were covered by collective bargaining agreements. We sold substantially all of our industrial container services operations in February 2002.

We believe that our relationship with our employees is satisfactory.

E.  Share ownership

See the consolidated share ownership table under “A. Major shareholders” in Item 7, “Major Shareholders and Related Party Transactions” for share ownership of major shareholders, directors, and senior management.

Item 7.    Major Shareholders and Related Party Transactions

A.  Major shareholders

The following table sets forth as of June 15, 2002, the beneficial ownership of our ordinary shares, which is our only class of equity securities, by:

•	each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares;

•	each of our directors and senior management; and

•	all of our directors and senior management as a group.

Except as indicated, beneficial ownership includes the sole power to vote and to dispose of our ordinary shares. If a person has the right to acquire beneficial ownership of any shares by exercise of options within 60 days after June 15, 2002, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our ordinary shares that person owns. These shares are not included in the computations for any other person.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
Christoph Schoeller(1)	21,568,000	47.6%
Martin A. Schoeller(1)	21,621,700	47.7%
Affiliates of General Electric Company(2)	3,200,000	7.3%
Cornelius Geber(3)	142,500	*
Sam W. Humphreys(4)	589,000	1.3%
Eckhard Pfeiffer(5)	361,610	*
Michael W. Nimtsch(6)	113,333	*
Wolfgang Orgeldinger(7)	114,373	*
Karl Pohler(8)	350,000	*
All directors and executive officers as a group (8 persons)(9)	23,916,886	50.8%

*	Less than 1%.
(1)
Includes 3,090,000 ordinary shares owned beneficially by Schoeller Logistic Technologies Holding GmbH (“SLT”) and 16,910,000 shares owned beneficially by Schoeller Logistics Systems GmbH (“SLS”). SLT is owned 75.95% by Schoeller Industries and 24.05% by Gebrüder Schoeller. SLS is owned 100% by Schoeller Industries, which, in turn, is controlled by Schoeller Holding GmbH (“Schoeller Holding”). Schoeller Industries, Schoeller Holding, and Gebrüder Schoeller are each beneficially owned by Christoph Schoeller, Martin Schoeller, other members of their immediate families, and Schoeller KG. Christoph Schoeller and Martin Schoeller share voting and investment power with respect to the capital shares of SLT, SLS, Schoeller Industries, Schoeller Holding, and Gebrüder Schoeller, so beneficial ownership of the total 20,000,000 ordinary shares is reflected above for both Christoph Schoeller and Martin Schoeller. The 3,090,000 ordinary shares owned by SLT are subject to the right of General Electric Erste Beteiligungs GmbH pursuant to the terms of a convertible debenture issued to GE Erste by SLT as discussed below. Pursuant to an agreement by Schoeller Industries, the ordinary shares owned by SLS are subject to options held by General Electric Capital Corporation to purchase the number of ordinary shares held by SLS that is equal to 0.55% of the difference between the total outstanding stock capital of the Company immediately prior to the IPO and the merger with PalEx and the number of shares into which the convertible debenture is convertible at an exercise price equal to the price quoted for the Company’s stocks on the first trading day of the IPO. Of the total 20,000,000 ordinary shares owned beneficially by SLT and SLS, Mr. Christoph Schoeller and Mr. Martin Schoeller each disclaims beneficial ownership of an aggregate of 3,900,000 ordinary shares beneficially owned by family members (other than Mr. Christoph Schoeller and Mr. Martin Schoeller), who are also shareholders, directly or beneficially, of Schoeller Holding. Each of Christoph and Martin Schoeller were granted options in March 2000 to purchase 300,000 ordinary shares that were exercisable on or within 60 days after June 15, 2002, which are reflected above. In addition, Schoeller Industries holds options granted in March 2002 to purchase 943,000 ordinary shares that were exercisable on or within 60 days after June 15, 2000, which are also reflected above as beneficially owned by both Christoph Schoeller and Martin Schoeller. All of the March 2000 options have an exercise price of €15.50, or approximately $14.95, per ordinary share and expire on March 7, 2010. In addition, each of Christoph and Martin Schoeller were granted options in March 2002 to purchase 120,000 ordinary shares that were exercisable on or within 60 days after June 15, 2002, at an exercise price of €2.00, or approximately $1.93, per share. These additional options expire on March 14, 2012.

(2)
General Electric Company and affiliates of General Electric filed an Amendment No. 1 to Schedule 13G with the SEC on February 14, 2002, reporting beneficial ownership of 3,200,000 ordinary shares. General Electric Erste Beteiligungs GmbH, an indirect subsidiary of General Electric, beneficially owns 3,200,000 ordinary shares that GE Erste has the right to acquire from Schoeller Technologies pursuant to a convertible debenture issued to GE Erste by Schoeller Technologies in the amount of DM45.0 million, or approximately $22.2 million. See “B. Related party transactions—Agreement with GE Capital and GE Erste.” GE Erste is a subsidiary of TIP Holdings GmbH, TIP Holdings is a subsidiary of TIP Overseas Holding BV, and TIP Overseas is a subsidiary of General Electric Capital Services, Inc. General Electric and GE Capital Services each disclaims beneficial ownership of these shares. GE Capital reports beneficial ownership of these shares.

(3)
Includes options to purchase 140,000 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 20,000 ordinary shares have an exercise price of €15.50 per ordinary share and expire on March 7, 2010, and (b) options to purchase 120,000 ordinary shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012. Excludes options to purchase 10,000 ordinary shares that were not exercisable.

(4)
Includes options to purchase 420,000 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 300,000 ordinary shares have an exercise price of $14.90 per ordinary share and expire on March 7, 2010, and (b) options to purchase 120,000 ordinary shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012.

(5)
Includes options to purchase 240,805 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 120,805 ordinary shares have an exercise price of €15.50 per ordinary share and expire on March 7, 2005, and (b) options to purchase 120,000 ordinary shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012.

(6)
Includes options to purchase 93,333 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 43,333 ordinary shares have an exercise price of €4.01, or approximately $3.87, per ordinary share and expire on March 27, 2011, and (b) options to purchase 50,000 ordinary shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012. Excludes options to purchase 536,667 ordinary shares that were not exercisable.

(7)
Includes options to purchase 93,333 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 43,333 ordinary shares have an exercise price of €3.70, or approximately $3.57, per ordinary share and expire on March 27, 2011, and (b) options to purchase 50,000 shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012. Excludes options to purchase 536,667 ordinary shares that were not exercisable.

(8)
Includes options to purchase 350,000 ordinary shares that were exercisable on or within 60 days after June 15, 2002, of which (a) options to purchase 150,000 ordinary shares have an exercise price of €3.60, or approximately $3.47, per ordinary share and expire on March 27, 2011, and (b) options to purchase 200,000 ordinary shares have an exercise price of €2.00 per ordinary share and expire on March 14, 2012. Excludes options to purchase 1,300,000 ordinary shares that were not exercisable.

(9)
Includes (a) a total of 3,900,000 ordinary shares with respect to which Christoph Schoeller and Martin Schoeller disclaim beneficial ownership and (b) options to purchase a total of 3,120,471 ordinary shares that were exercisable on or within 60 days after June 15, 2002. Excludes options to purchase a total of 2,383,334 ordinary shares that are not exercisable.

As of June 21, 2002, as reflected on our New York share register, 5,803,116 of the outstanding ordinary shares were held in the United States by 78 record holders and approximately 810 beneficial owners.

B.  Related party transactions

Supply Agreements

European Supply Agreement

In November 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a ten-year supply agreement. The 1997 supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Industries. Upon completion of the PalEx merger, Schoeller Industries did not become part of IFCO Systems and remained under the control of Martin and Christoph Schoeller. Schoeller Plast AG subsequently changed its name to Schoeller Wavin Systems AG.

The 1997 supply agreement provided that, in addition to supplying RPCs, Schoeller Plast AG would develop and improve RPCs for IFCO GmbH. Schoeller Plast AG was obligated to supply the containers to IFCO GmbH, and IFCO GmbH was required to purchase them from Schoeller Plast AG. Schoeller Plast AG was also required to transfer the related intellectual property rights to IFCO GmbH. The 1997 supply agreement established a price structure that changed periodically and was subject to upward and downward adjustments based on increases and decreases of more than 15% in raw material prices paid by Schoeller Plast AG. GE Capital, on behalf of IFCO GmbH, negotiated the 1997 supply agreement on an arm’s-length basis and on market terms. The 1997 supply agreement, which was renewable for an additional ten-year period upon IFCO GmbH’s request, was set to expire on December 31, 2007. For all new products, the 1997 supply agreement was automatically extended by ten years based upon the date of the commercial market introduction of the new product.

In January 1999, IFCO GmbH entered into an additional agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share higher initial costs related to the strategic growth of the RPC leasing and supply business up to a maximum amount of DM6.0 million, or approximately $3.0 million, for the year ended 1999. For the year ended December 31, 1999, Schoeller Plast AG reimbursed IFCO GmbH DM6.0 million, which was recorded as a reduction of costs of goods sold. The additional agreement terminated at the end of 1999, and after December 31, 1999 no further costs related to the additional agreement were reimbursed.

In July 2000, IFCO GmbH entered into an agreement with Schoeller Plast AG in which Schoeller Plast AG agreed to share in the costs related to the strategic growth of the RPC leasing and supply business in North America after the date of the PalEx merger. Our results of operations for 2000 included a $2.0 million reduction of general and administrative expenses, which reflects a reimbursement by Schoeller Plast AG for marketing and promotional costs and expenses that we incurred in North America. Those expenses were incurred as a result of our efforts to expand the RPC leasing and supply business. We received the reimbursement from Schoeller Wavin Systems AG in October 2000.

In order to ensure the continued supply of RPCs, the Company and Schoeller Wavin Systems AG agreed to a payment plan for the past due amounts and future obligations under the 1997 supply agreement for purchases of RPCs. With respect to past due payments of approximately €5,000,000 (or approximately $4.8 million) relating to RPC deliveries in 2001, the Company agreed to pay Schoeller Wavin Systems AG €1.5 million (or approximately $1.4 million) on May 31, 2002, €1.5 million on June 30, 2002, and €2.0 million (or approximately $1.9 million) on July 30, 2002. With respect to outstanding amounts due of approximately €3.5 million (or approximately $3.4 million) relating to RPC deliveries in January and February 2002, the Company agreed to pay Schoeller Wavin Systems AG weekly payments of €500,000 beginning on June 1, 2002 until payment of the full amount, along with interest of 0.67% per month. The Company agreed that if it did not maintain these payment schedules, the price for RPCs under the 1997 supply agreement, as well as under the replacement supply agreement discussed below, would be increased by €0.05, or approximately $0.05, per kilogram.

Although Schoeller Wavin Systems AG had the benefit of a binding contract with over seven years remaining on its term, based upon the most recent new product introduction in 1999, we sought to obtain more favorable terms. In early 2001, we began negotiations with Schoeller Wavin Systems AG for a new generation of RPCs and more favorable terms. In May 2001, we agreed on a term sheet and began operating on the basis of those new terms.

In April 2002, IFCO Europe, as the successor to IFCO GmbH, entered into a replacement supply agreement with Schoeller Wavin Systems AG with an effective date of January 1, 2002. This replacement supply agreement, which runs through December 31, 2009, replaces the 1997 supply agreement. It includes the material terms from the May 2001 term sheet. Unlike the 1997 supply agreement, the term of the replacement supply agreement is not automatically extended because of the introduction of new products.

Under the replacement supply agreement, Schoeller Wavin Systems AG agreed to supply RPCs exclusively to IFCO Europe, and IFCO Europe agreed to purchase RPCs exclusively from Schoeller Wavin Systems AG for use in Europe, South Africa, and parts of South America. The replacement supply agreement provides for Schoeller Wavin Systems AG to provide new generation models of RPCs for IFCO Europe. The new generation RPCs will be used both to replace and upgrade the existing RPC pool in Europe over the next four to five years and to support the planned future growth of the RPC business in Europe by increasing the size of the pool. Under the replacement supply agreement, Schoeller Wavin Systems AG committed to provide a minimum production capacity of 16.0 million RPCs each year, and IFCO Europe agreed to purchase a minimum of 7.0 million units over each of the next five years once the molds for all the new generation models are available.

As part of the replacement supply agreement, IFCO Europe obtained a significantly lower purchase price per RPC. The pricing of the RPCs is based upon production costs and material costs. Production costs per kilogram increase each year through 2006 and will be increased in increments if the annual volume purchased by IFCO Europe is below 12.0 million units. After 2006, the pricing structure must be renegotiated. New RPCs may be manufactured either from recycled material obtained from the Company’s old RPCs, resulting in no material cost to IFCO Europe, or from new, virgin material. The material cost to IFCO Europe for new, virgin material is based upon a public raw material price index less volume discounts based upon the annual delivery quantity of new material.

IFCO Europe also improved its warranty position with the replacement supply agreement. Schoeller Wavin Systems AG agreed that if the container breakage rate exceeds 1.25%, it will reimburse IFCO Europe for any damaged new generation RPC. The actual amount of reimbursement will decline ratably over five years, so a damaged new RPC will be reimbursed 100% and there will be no reimbursement for RPCs over five years old.

Under the replacement supply agreement, all of the RPC technological developments for IFCO Europe existing when the replacement supply agreement was entered into, including the new generation models, remain the exclusive property of IFCO Europe and its affiliates. The replacement supply agreement also includes an exclusive royalty-free license to Schoeller Wavin Systems AG with respect to the manufacturing of the RPCs for IFCO Europe.

In addition to supplying the new generation models of RPCs, the replacement supply agreement provides for Schoeller Wavin Systems AG to develop and further improve these products. Schoeller Wavin Systems AG may, either independently, or at IFCO Europe’s request, develop new or different products. If IFCO Europe desires to have a new product developed, IFCO Europe must supply Schoeller Wavin Systems AG with a description and the requirements for the desired product. Schoeller Wavin Systems AG is then entitled to submit to IFCO Europe, within two weeks, a notification bid describing, among other things, the development costs and the ultimate price of the new product, as well as the commercial proprietary rights. The parties are contractually obligated to negotiate in good faith the acceptance of the Schoeller Wavin Systems AG notification bid. If the parties fail to reach an agreement concerning the desired new product, IFCO Europe is then authorized to have a third party develop the desired product.

If, on the other hand, Schoeller Wavin Systems AG independently develops a new or different product that is of interest to IFCO Europe, then Schoeller Wavin Systems AG is obligated to offer IFCO Europe exclusive rights to purchase the new product. IFCO Europe is entitled to test the new product, free of cost, for a reasonable time not to exceed two months. If IFCO Europe decides not to purchase the new product, then Schoeller Wavin Systems AG is free to offer the product to any third party. If, however, IFCO Europe decides to purchase the new product, then the new product is subject to the terms and conditions of the replacement supply agreement.

We believe that the terms of the replacement supply agreement are at least as favorable as the terms that could have been obtained by the Company in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

The replacement supply agreement may be extended for successive one-year terms until one of the parties gives a one-year’s notice of intent to terminate. In addition, either party may terminate the replacement supply agreement for good cause. If IFCO Europe terminates the replacement supply agreement for good cause, then Schoeller Wavin Systems AG is prohibited from competing with IFCO Europe for two years after the termination. Both parties are prohibited from competing with one another throughout the term of the replacement supply agreement and for two years following termination of the replacement supply agreement.

After the replacement supply agreement is terminated, Schoeller Wavin Systems AG is entitled to retain ownership rights to all of the molds for the manufacture of the RPCs. IFCO Europe, or any third party that IFCO Europe designates, is entitled to use the molds, but must pay Schoeller Wavin Systems AG a usage fee along with any applicable statutory taxes.

U.S. Supply Agreement

IFCO-U.S. is a party to a supply agreement with Schoeller Wavin Systems, Inc., an affiliate of Schoeller Wavin Systems AG, dated September 27, 2000, and effective as of March 22, 2000. The U.S. supply agreement was negotiated on the basis of and patterned after the 1997 supply agreement for Europe and has similar terms and conditions. Under the U.S. supply agreement, Schoeller Wavin Systems, Inc. has agreed to supply collapsible plastic RPCs exclusively to IFCO-U.S., and IFCO-U.S. has agreed to purchase RPCs for use in the North American market exclusively from Schoeller Wavin Systems, Inc. Similar to the 1997 supply agreement, Schoeller Wavin Systems, Inc. has also agreed to provide ongoing research and development to improve technology relating to the RPCs. All IFCO RPC technological developments under the U.S. supply agreement are registered on behalf of IFCO-U.S. As in Europe, the U.S. supply agreement also includes an exclusive royalty-free license to Schoeller Wavin Systems, Inc. with respect to the manufacturing of the IFCO RPCs for IFCO-U.S.

The pricing of the RPCs purchased under the U.S. supply agreement is based upon the type of RPC purchased. According to the terms of the U.S. supply agreement, IFCO-U.S. purchases the RPCs for cash. IFCO-U.S. has the option of requesting cost plus pricing. Cost plus pricing would allow IFCO-U.S. to purchase RPCs at Schoeller Wavin Systems, Inc.’s actual cost of production plus an agreed amount or percentage for Schoeller Wavin Systems, Inc.’s profit.

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

The U.S. supply agreement expires on December 31, 2010, and may be renewed by the parties for an additional ten-year period. The U.S. supply agreement may be terminated by either party at any time for cause. If the U.S. supply agreement is terminated by IFCO-U.S. for good cause, Schoeller Wavin Systems, Inc. is prohibited from competing with IFCO GmbH for two years after that termination. The U.S. supply agreement provides for $250,000 in liquidated damages if Schoeller Wavin Systems, Inc. breaches this restriction.

In 2001, the Company began negotiations with Schoeller Wavin Systems, Inc. with respect to a replacement and upgrade program for new generation RPCs on similar terms as those contained in the replacement supply agreement for Europe.

Management Agreements

Pursuant to a management agreement, dated as of January 2, 1997, Schoeller Industries provided administrative and management services to IFCO GmbH and its subsidiaries, including management advice with respect to acquisition activities and strategic alliances. Schoeller Industries is under the control of Martin and Christoph Schoeller. In exchange for these services, IFCO GmbH and its subsidiaries paid Schoeller Industries an annual management fee, which was paid monthly, that did not exceed DM1.5 million, or approximately $740,000, for each of the fiscal years 1999 and 2000. This management agreement expired December 31, 2000.

Pursuant to a second management agreement, dated as of January 2, 1997, Schoeller Industries also provided administrative and management services to MTS, including management advice with respect to acquisition activities and strategic alliances. In exchange for these services, MTS paid Schoeller Industries an annual management fee, which was paid monthly, that did not exceed DM250,000, or approximately $120,000, for each of the fiscal years 1999 and 2000. This management agreement expired December 31, 2000.

On June 22, 2001, after approval by the board of directors, we entered into a new advisory agreement with Schoeller Industries, which was effective January 1, 2001, for a one-year term. The new advisory agreement replaces the previous management agreements. The advisory agreement provides for its term to be extended for an additional year unless it is terminated by November 30, 2001. In March 2002, the board of directors, excluding Christoph and Martin Schoeller as interested parties, approved and ratified the extension of the new advisory agreement for an additional one-year term ending December 31, 2002.

Pursuant to the advisory agreement, Schoeller Industries provides advisory services to us as requested. The advisory services include the areas of strategy, know-how transfer, finance structuring, overseas alliances, business development, contacts, and associations, as well as additional services requested and agreed upon by us and Schoeller Industries. Schoeller Industries has agreed to provide a team of eight employees to provide the advisory services, including Christoph Schoeller and Martin Schoeller. For purposes of the advisory agreement, we have estimated approximately 1,000 man-days per year of advisory services. In exchange for these services, we pay Schoeller Industries an annual fee of €750,000, or approximately $723,000, which is paid monthly. The flat fee includes all expenses, except for travel expenses and special consultant expenses, which must be agreed upon by the parties.

Consulting Agreement with Barkawi and Partner

Barkawi and Partner, in which Gebrüder Schoeller holds a significant interest, has provided consulting services to the Company. In 2000, Barkawi provided consulting services to IFCO Online AG for project management, business plan, and transactions support in conjunction with the development of the business model of IFCO Online. IFCO Online paid fees of approximately $400,000 for these services. In 2001, Barkawi provided similar consulting services to IFCO Online, but on a reduced basis. In addition, Barkawi provided the Company consulting services with respect to the utilization of the Company’s RPC pool in Europe, including analysis of pool operations, development of proposals for operational improvements and a forecasting model, and adaptation of a software tool for the RPC operations. The Company paid Barkawi an aggregate of approximately €204,000, or approximately $196,000, in 2001.

Loans and Guarantees

Martin Schoeller and Christoph Schoeller together loaned IFCO International $800,000 at an interest rate of 5.0% per annum. The loan became due on December 31, 1998, and was extended to December 31, 2000. The purpose of the loan was to enable IFCO International to extend a loan of $800,000 to IFCO-U.S. This loan was repaid at the closing of the merger and the IPO.

Additionally, pursuant to an agreement between Schoeller-U.S., Inc, and IFCO-U.S., Martin Schoeller and Christoph Schoeller together loaned to IFCO-U.S. $300,000. The loans were to provide additional working capital to IFCO-U.S. The loans had an interest rate equivalent to the interest rate paid by IFCO-U.S. on loans to IFCO-U.S. from Intertape and were repaid upon the closing of the merger and the IPO.

Martin Schoeller and Christoph Schoeller each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total, or approximately $705,000 (as of March 8, 2000), at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan was repaid in conjunction with the merger and IPO.

Additionally, Martin Schoeller and Christoph Schoeller each loaned to IFCO International DM100,000, or DM200,000 in total, or approximately $98,000 (as of March 8, 2000), at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

Creditanstalt-Bankverein AG extended a credit facility of DM1.5 million, or approximately $734,000 (as of March 8, 2000), to IFCO International. Of this amount, approximately $500,000 was available to IFCO Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and was extended to May 31, 2000. To secure the DM1.5 million credit facility provided by Creditanstalt—Bankverein, Alexander Schoeller & Co. Management Holding GmbH (“Alexander Schoeller Management”), a company owned by the Schoeller family, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by the Schoeller family, each provided a guarantee of up to DM1.5 million in favor of Creditanstalt. This loan was repaid at the closing of the merger and the IPO.

Participating Rights

IFCO GmbH issued to Schoeller Plast Industries GmbH, an 80%-owned subsidiary of Schoeller Industries, participating rights with a nominal value of DM10.0 million, or approximately $4.9 million (as of March 8, 2000). The participating rights had no voting rights and were terminable by IFCO GmbH upon repayment of the nominal value. In the event of IFCO GmbH’s liquidation, the participating rights were repayable after all other creditors and ranked equally with the share capital. The participating rights shared in IFCO GmbH’s profits, up to a maximum of approximately $0.8 million per year, before any other distribution may be made and in IFCO GmbH’s losses in the amount of 10% per year until the balance is exhausted. If the participating rights were reduced from their nominal value by their share of losses, future profits were first required to be used to restore them to their nominal value before any other distributions could have been made. IFCO GmbH redeemed these participating rights at their book value at the closing of the IPO.

Redeemable Participating Rights

In 1996, IFCO International received DM2.0 million, or approximately $947,000 (as of March 8, 2000), from Alexander Schoeller Management. Each year that IFCO International recognized a profit under German GAAP, Alexander Schoeller Management was entitled to DM250,000, or approximately $123,000 per year. This amount was cumulative, and any unpaid balance due to IFCO International’s lack of profit bore interest at 6.0% per year. Alexander Schoeller Management did not participate in IFCO International’s losses and had no voting rights in IFCO International. The agreement was for an unlimited duration and could be terminated by either party with a six-month notice period. IFCO International redeemed these redeemable participating rights at their book value at the closing of the IPO.

Commission Payments

In January 1997, IFCO GmbH entered into an agreement with Michael Schoeller, Christoph Schoeller, and Martin Schoeller to acquire the entire stock capital of IFCO Skandinavien A/S. The agreement recited that Schoeller Plast Enterprise A/S, as a result of a series of agreements, was solely entitled to produce and sell transporter crates and pallets in Scandinavia. Schoeller Plast Enterprises A/S is beneficially owned 50% by Michael Schoeller and 50% by Martin and Christoph Schoeller. Through the controlling shareholder, Michael Schoeller has the right to control Schoeller Plast Enterprises A/S. In addition to IFCO GmbH’s purchase of the IFCO Skandinavien A/S stock capital, the agreement provided in an appendix that IFCO GmbH would pay to Schoeller Plast Enterprise A/S a commission per crate of DM0.02, or approximately $0.01, for RPCs leased in Scandinavia. The commission was to be valid as long as Schoeller Plast Enterprise A/S did not operate any leasing business in competition with IFCO GmbH. The appendix was signed on behalf of Schoeller Plast Enterprise A/S and IFCO GmbH. In 1999, the Company paid commissions of €55.571 (or approximately $56,000 as of December 31, 1999), and in 2000, the Company paid commissions of €73,742 (or approximately $69,000 as of December 29, 2000) pursuant to this agreement. In 2001, the Company paid commissions of €91,518, or approximately $81,000, as of December 31, 2001.

Schoeller Group Entities

Schoeller Industries owes the Company a total of €337,000, or approximately $325,000, as of December 31, 2001. In June 2002, the independent members of our board of directors approved a plan for Schoeller Industries’ payment in full of this amount by September 30, 2002.

Agreement with GE Capital and GE Erste

General Electric Erste Beteiligungs GmbH owned the single outstanding preferential share of IFCO Europe prior to the IPO and the merger. Schoeller Industries, the shareholders of Schoeller Industries, Schoeller Plast Industries GmbH, Gebrüder Schoeller, Schoeller KG, and we entered into the Option Release and IPO-Facilitation Agreement with General Electric Capital Corporation and GE Erste in connection with the proposed merger and the IPO. Pursuant to the Option Release Agreement:

•	GE Erste consented to the merger and the IPO;

•	GE Erste agreed to contribute the IFCO Europe preferential share to us for purposes of the merger and the IPO upon the request of GE Capital or Schoeller Industries;

•
GE Capital and GE Erste agreed, effective with the completion of the merger and the IPO, to cancel and waive all options and other rights they have under existing agreements to purchase shares of IFCO Europe, IFCO International, or MTS; and

•	GE Capital and GE Erste will have board observation rights with respect to us.

In January 2000, GE Erste contributed the IFCO Europe preferential share to SLT, which then contributed the share to us. In exchange for the contribution of the IFCO Europe preferential share, SLT issued to GE Erste a convertible debenture in the principal amount of DM45.0 million, or approximately $22.2 million, with a 30-year term and bearing 5.0% interest per year. The convertible debenture is convertible by GE Erste into 3,200,000 of our ordinary shares held by SLT or into a corresponding number of ordinary shares in SLT. GE Erste may require conversion of the debenture on demand at any time. Any conversion by GE Erste of its debenture into our ordinary shares will not dilute the ownership of the Company’s other shareholders.

In addition to its right to require conversion of the debenture, if at any time after the IPO the value of the 3,200,000 ordinary shares is less than DM45.0 million plus the accrued interest under the debenture, GE Erste may require payment of the full principal plus accrued interest from SLT. In that case, however, SLT has the right, at its option, instead of making payment in cash, to deliver to GE Erste our ordinary shares it owns or acquires with a value equal to DM45.0 million plus accrued interest. The market value of 3,200,000 ordinary shares is currently less than this threshold.

Pursuant to an agreement by Schoeller Industries, the ordinary shares owned by SLS are subject to options held by GE Capital to purchase the number of ordinary shares held by SLS that is equal to 0.55% of the difference between the total outstanding stock capital of the Company immediately prior to the IPO and the merger with PalEx and the number of shares into which the convertible debenture is convertible at an exercise price equal to the price quoted for the Company’s stocks on the first trading day of the IPO.

In consideration of GE Capital’s and GE Erste’s release of options and other rights, before the effective time of the merger, we paid GE Capital and GE Erste approximately DM43.0 million, or approximately $21.0 million (as of March 8, 2000), out of the net proceeds of the offering of the senior subordinated notes, the IPO, and initial borrowings under the senior credit facility.

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

On June 12, 1998, a suit was filed by EPA in United States District Court in Orlando, Florida, against Drum Service and other potentially responsible parties with respect to the Zellwood Site. EPA sought reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs. In 2001, the Company, U.S. EPA and the U.S. Department of Justice settled the federal government’s claims relating to Zellwood. In this settlement, the Company’s subsidiary, Drum Service Co. of Florida, agreed to perform certain remedial actions at the Zellwood facility, primarily testing and grounds maintenance, for an extended period of time. In connection with the sale of the Company’s industrial container services operations, the buyer of these operations agreed to perform the remedial actions required in the Zellwood settlement agreement with the U.S. government. Although the Company believes the buyer has the financial wherewithal to perform the necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against the Company’s subsidiary for the failure to perform these actions. See “B. Business overview—Regulation —Industrial Containers” in Item 4, “Information on the Company.”

Container Services Company, an indirect subsidiary of the Company, was identified as a potentially responsible party in the Operating Industries, Inc. Superfund environmental clean-up site. In 2001, the Company entered into a settlement with the EPA, via a consent judgment, to settle past and future liability for the Operating Industry site. The settlement of $0.8 million, which was paid from the proceeds of the sale of the industrial container services operations, was delivered to a third party to hold in escrow until final payment is made. The final settlement payment was made from the escrow in early July 2002.

In 2000, the Company’s Canadian subsidiary entered into a contract with VF Automation for the production and installation of two pallet recycling production lines. Construction of the first production line was completed, but the Company maintains it did not meet the performance criteria required under the terms of VF Automation’s contract. As a result of the problems with the first production line and other issues involving VF Automation, the Company’s subsidiary directed VF Automation to stop production of the second line. After extensive efforts to recover its damages from VF Automation through negotiations, the Company’s subsidiary has commenced a legal action again VF Automation in U.S. federal district court for the Southern District of Texas. In this breach of contract lawsuit, the Company’s subsidiary is seeking to recover all the approximately $5.4 million (based on the exchange rate for Canadian dollars as of December 31, 2001) it paid VF Automation under its contract. Although there can be no assurance the lawsuit will be resolved favorably, the Company’s subsidiary intends to pursue its claims vigorously.

In September 2001, a suit was filed by Arthur Stöckli and his affiliate, Asto Consulting Innovative Marketing S.A., in the Regional Court in Munich, Germany against IFCO Europe with respect to certain contracts that we entered into with Mr. Stöckli and Asto. Mr. Stöckli is seeking to recover certain sales commissions, renumeration, and expenses allegedly owned to him pursuant to an agency agreement between IFCO Europe and Stöckli with respect to the sale of certain of our products in Spain and an agreement between one of our former subsidiaries and Asto for the development of our operations in Latin America. We believe that all of these claims are unfounded and have asserted counterclaims against Mr. Stöckli and Asto for fraud and breach of contract based on Mr. Stöckli’s alleged fraudulent business activities in Argentina and Switzerland.

In late 2001, the City of Chicago commenced legal action against the Company’s subsidiary, Acme Barrel Company, relating to odor and air quality complaints with respect to Acme’s drum reconditioning operations. In order to settle this legal action and prevent the City of Chicago from attempting to permanently close the Acme facility, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations and to make certain capital improvements to the facility pending its relocation. As of June 28, 2002, the Company has spent approximately $0.7 million on the capital improvements required by the settlement agreement with the City of Chicago.

In accordance with the amended purchase agreement with the buyer of the Company’s drum reconditioning operations, the Company’s subsidiary has retained title to the Acme facility pending its relocation. The Acme facility will cease operations no later than May 31, 2003, and the buyer will be required to relocate Acme’s business operations prior to that date. The buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before such date. A subsidiary of the Company will retain title to the Acme Barrel real property until the facility is relocated and title is transferred to the buyer or a third party. The buyer is contractually obligated in the amended purchase agreement to reimburse us for expenses we incur in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property as described above, a subsidiary of the Company continues to operate the Acme Barrel facility and retains title to the real property and the facility’s other assets. In accordance with the amended purchase agreement, the Acme Barrel facility will sell its products to the buyer, and the buyer will purchase such products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel Facility.

A failure of Acme Barrel to comply with the terms of its settlement agreement with the City of Chicago would result in a requirement to permanently close the Acme facility, which would likely adversely affect the Company’s potential $11 million earnout from the sale of its drum reconditioning operation, which is based on the 2002 results of operations of the Midwestern drum reconditioning region, including Chicago.

Dividend Policy

We have never declared or paid any cash dividends. We currently anticipate that any future earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our amended senior credit facility restricts our ability to pay dividends without the consent of the lenders, and the indenture governing our senior subordinated notes restricts our ability to pay dividends. Our board of directors in effect has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, obligations, and other relevant factors. If we declare dividends in the future, we may do so either in euros or U.S. dollars. If we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euros, as the case may be.

B.  Significant changes

Not applicable.

Item 9.    The Offer and Listing

A.  Offer and listing details

Price History of Our Ordinary Shares

The following table lists the high and low sales prices for our ordinary shares for the periods indicated:

	Frankfurt Stock Exchange		Nasdaq National Market(1)
	High	Low	High	Low
2000 (beginning March 6, 2000)	€38.0000	€3.6000	$30.6250	$3.0000
First quarter 2001	€6.5500	€3.0100	$6.0625	$2.7500
Second quarter 2001	€3.4000	€2.0000	$3.1700	$1.6500
Third quarter 2001	€2.2600	€0.7000	$1.7800	$0.6500
Fourth quarter 2001	€1.2300	€0.8500	$1.3000	$0.6500
January 2002	€1.0300	€0.5600	$0.9500	$0.7500
February 2002	€0.9100	€0.6700	$0.8200	$0.5500
March 2002	€0.7600	€0.4400	$0.7000	$0.3600
First Quarter 2002	€1.0300	€0.4400	$0.9500	$0.3600
April 2002	€0.4000	€0.3300	$0.4300	$0.2700
May 2002	€0.3500	€0.1900	$0.3500	$0.1500
June 2002	€0.4900	€0.2800	—	—
Second Quarter 2002	€0.4900	€0.2800	$0.4300	$0.1500

(1)	Through May 20, 2002.

On June 28, 2002, the closing price of our ordinary shares on the Frankfurt Stock Exchange was €0.49 per share. Our ordinary shares have a nominal value of €2.00 per ordinary share.

On May 13, 2002, we provided written notice to The Nasdaq Stock Market, Inc. that the Company was voluntarily terminating the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002. For several months, our management had reviewed the benefits of continuing the listing of our ordinary shares on Nasdaq. The Frankfurt Stock Exchange is the primary trading market for the Company’s shares and only the Company’s New York Registry Shares, which are shares reflected on the Company’s New York share register and are generally held by U.S. holders, traded on Nasdaq. At the time of the voluntary delisting, less than 5.8 million ordinary shares, out of a total of approximately 43.9 million outstanding shares, were reflected on the Company’s New York share register and were available for trading on the Nasdaq National Market.

Management concluded that the Company was not receiving any significant benefit from the Nasdaq listing. Trading of the ordinary shares on two markets created two different market prices, a problem that was compounded by the limited number of shares available for trading on Nasdaq. The two markets and the limited number of Nasdaq shares were also determined to have an adverse impact on the liquidity of the Company’s shares. During the process of management’s review, the Company received notice from Nasdaq earlier in 2002 that the Company’s shares were subject to delisting by Nasdaq as a result of the failure of the bid price of its ordinary shares to close at the minimum $1.00 per share for the period required under Nasdaq rules. The Company, however, elected to take its own action based upon management’s analysis of the Nasdaq listing.

Since the termination of its Nasdaq National Market listing, there may be a limited over-the-counter trading market in the United States on the “pink sheets” for the Company’s New York Registry Shares, but the Company cannot give shareholders any assurances about the existence or nature of such a trading market. The Company does not intend to contact any market maker to seek quotation of the shares on the OTC Bulletin Board. Notwithstanding the Nasdaq delisting, the Company continues to be subject to SEC reporting requirements.

Holders of the Company’s New York Registry Shares may take action to have their shares transferred to the Company’s German register for trading on the Frankfurt Stock Exchange by contacting their broker or the Company’s transfer agent, Deutsche Bank AG in New York. The Company’s transfer agent will charge brokers and holders of certificated shares a fee of $0.05 per share in connection with the transfer.

B.  Plan of distribution

Not applicable.

C.  Markets

Our ordinary shares have been listed on the SMAX segment of the Amtlicher Handel of the Frankfurt Stock Exchange since our IPO on March 6, 2000, under the symbol “IFE”. From our IPO through May 20, 2002, our ordinary shares were also listed on the Nasdaq National Market under the symbol “IFCO.”

The Frankfurt Stock Exchange

The Frankfurt Stock Exchange is operated by Deutsche Börse AG and is the most significant of the eight German stock exchanges. It accounts for more than 86% of the volume of traded shares in Germany. The total volume of equities traded on the Frankfurt Stock Exchange in 2001 was approximately €3.8 trillion, based on the Frankfurt Stock Exchange’s practice of recording the sale and purchase components involved in any trade as separate transactions, for both equity and debt instruments. Currently, the Frankfurt Stock Exchange is the third largest stock exchange in the world behind the New York Stock Exchange and The Nasdaq Stock Market based on trading volume. Approximately 6,100 equity securities are listed on the Frankfurt Stock Exchange.

The Frankfurt Stock Exchange has four basic segments:

1.  Amtlicher Handel, the Official Market;

2.  Geregelter Markt, the Regulated Market;

3.  Freiverkehr, the Over-the-Counter Segment; and

4.  Neuer Markt, the New Market.

Amtlicher Handel

The Amtlicher Handel is the first segment of the stock exchange with all officially listed securities. The DAX is the index of the 30 most actively traded domestic Amtlicher Handel equities. As of June 17, 2002, the DAX was 4475.10.

SMAX

Due to the focus of investors on the large DAX values, in April 1999, Deutsche Börse created the Small Caps Exchange, or SMAX, as an additional segment, to improve the position of established small and medium-sized companies from traditional industries. The requirements of the SMAX are a free float of shares of at least 20%, one designated sponsor, acceptance of the German take-over code, quarterly reporting, disclosure of share ownership of board members and executive officers, and at least one analyst presentation per year, to ensure transparency and high liquidity. Each equity listed on the SMAX is required to have at least one designated sponsor who acts as financial intermediary furnishing liquidity by, either voluntarily or on request, posting bid and offer limits. The Frankfurt Stock Exchange believes this activity enhances trading results in the narrowing of bid/offer spreads.

The Company currently does not have a designated sponsor. As a result, we are subject to being assessed a monetary penalty. In addition, this report is being filed with the Frankfurt Stock Exchange after the extended deadline of June 30, 2002, based upon the previous extension granted by the Frankfurt Stock Exchange. We are also subject to the assessment of a monetary penalty for this late filing.

Participation in SMAX requires admission to trading on the Amtlicher Handel or the Regulated Market, a less prominent market segment. A company listed on the SMAX cannot be included on the DAX or listed on the Neuer Markt. As of June 17, 2002, 101 equities were listed on the SMAX with a market capitalization of €9.7 billion.

D.  Selling shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the issue

Not applicable.

Item 10.    Additional Information

A.  Share capital

Not applicable

B.  Memorandum and articles of association

The description of our articles of association and our ordinary shares, nominal value €2.00 per share, is incorporated herein by reference to the sections captioned “Description of IFCO Systems Share Capital” and “Share Certificates and Transfer” in the Prospectus constituting a part of our Registration Statement on Form F-1 (Registration No. 333-96191) filed with the SEC on March 2, 2000, and to the section captioned “Comparison of Rights of Holders of PalEx Common Stock and IFCO Systems Ordinary Shares” in the Proxy Statement/Prospectus constituting a part of our Registration Statement on Form F-4 (Registration No. 333-96021) filed with the SEC on February 2, 2000.

C.  Material contracts

For a discussion of the senior credit facility, the amended senior credit facility, the indenture governing the senior subordinated notes, and the receivable factoring agreements, see “B. Liquidity and capital resources —Credit Facilities,” “—Senior Subordinated Notes, and “—Receivable Factoring” in Item 5, “Operating and Financial Review and Prospects.”

For a discussion of our material acquisitions, see “A. History and development of the company” and “—Expansion and Acquisitions” in Item 4, “Information on the Company.”

For a discussion of our European and U.S. supply agreements, see “B. Related party transactions—Supply Agreements—European Supply Agreement” and “—U.S. Supply Agreement” in Item 7, “Major Shareholders and Related Party Transactions.”

For a discussion of our employment agreements with senior management, see “C. Board practices —Employment Agreements” in Item 6, “Directors, Senior Management and Employees.”

For a discussion of our advisory agreement with Schoeller Industries, see “B. Related party transactions—Management Agreements” in Item 7, “Major Shareholders and Related Party Transactions.”

D.  Exchange controls

There are currently no limitations, either under the laws of the Netherlands or in our articles of association, to the rights of non-residents of the Netherlands to hold or vote the ordinary shares. Cash distributions, if any, payable in euros or ordinary shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions, except that for statistical purposes any payments and transactions must be reported to the Dutch Central Bank. Cash distributions, if any, on New York shares will be paid in U.S. dollars, converted at the rate of exchange at the close of business on the date fixed for that purpose by the board of directors in accordance with our articles of association. We have no current intention to pay dividends on our ordinary shares in the foreseeable future.

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

Netherlands Dividend Withholding Tax

Under Netherlands domestic law, dividend distributions by us are generally subject to withholding tax at a rate of 25%. Generally, these dividend distributions include:

•	dividends in cash or in kind;

•	deemed and constructive dividends;

•	liquidation and repurchase proceeds in excess of recognized paid-in capital, as determined according to Netherlands tax law;

•
par value in respect of the issue of shares, or an increase in par value, in exchange for consideration lower than par value, including stock dividends, unless they are distributed out of our paid-in capital as recognized for Netherlands tax purposes; and

•	partial redemption of shares to the extent this constitutes a repayment of contributed capital.

In 2001 a legislative proposal was drafted, which provided that no exemption, reduction, credit, or refund of Dutch dividend withholding tax would be allowed if the recipient of the dividend is not considered the beneficial owner of the dividend. This proposed anti abuse legislation will, if adopted, enter into force with retroactive effect as of April 27, 2001. The anti-abuse legislation is specifically designed to counterattack so-called dividend-stripping transactions. These are restructures where prior to dividend distributions shares are transferred to another party in order to reduce the Dutch dividend withholding tax and after the dividend distributions the shares are transferred back again to the original shareholder. At this time, the legislative proposal has not yet been accepted by the Dutch parliament.

Under the treaty with the United States, however, dividends paid by us to a resident of the United States are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or 5% if the beneficial owner is a U.S. corporation owning at least 10% of the voting power of IFCO Systems. To be eligible for the reduction, an IFCO Systems shareholder must:

•	be the beneficial owner of the dividends paid;

•	be resident in the United States according to the treaty;

•
not hold our ordinary shares in connection with the conduct of a trade or business through a permanent establishment or a permanent representative in the Netherlands to which our ordinary shares are attributable; and

•	not be restricted from claiming benefits of the treaty per its terms.

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

Netherlands Income Tax and Corporate Income Tax

In general, a nonresident shareholder will not be subject to Netherlands income tax, other than withholding tax, with respect to dividends distributed by us on our ordinary shares. In addition, a non-resident shareholder is not generally subject to Netherlands income or withholding tax on gain on the sale or disposition of our ordinary shares to persons other than us or our direct and indirect subsidiaries. These general rules are applicable as long as the nonresident shareholder:

•	does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which our ordinary shares are attributable;

•	does not carry out and has not carried out one or more activities in the Netherlands that generate taxable profit or taxable wages with which the holding of our ordinary shares is connected;

•	is not a resident or a deemed resident of the Netherlands or has not opted for tax residency in the Netherlands for Netherlands tax purposes; and

•
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

Under most tax treaties, the Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless additional conditions are met. Under the U.S. tax treaty, the Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless (in the case of an individual shareholder):

•	the shareholder, alone or with specified relatives, owns at least 25% of any class of shares at the time of the alienation; and

•	the shareholder has, at any time during the previous five years, been a resident of the Netherlands.

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

Netherlands Gift, Estate, and Inheritance Tax

No Netherlands gift, estate, or inheritance tax will arise as a result of the gift of our ordinary shares by, or on the transfer of our ordinary shares at the death of, a person who is neither a resident nor deemed to be a resident of the Netherlands, unless:

•
the holder at the time of the gift has, or at the time of death had, a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which our ordinary shares are or were attributable; or

•
in the case of a gift of our ordinary shares by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, the individual dies within 180 days after the date of the gift while at the time being resident or deemed to be resident in the Netherlands.

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

Bill on the New Netherlands Income Tax Act 2001 and Bill on the Netherlands Act establishing the Income Tax Act 2001

On February 1, 2000, the Lower Chamber of Netherlands Parliament adopted a legislative proposal to amend the Income Tax Act. After approval by the Upper Chamber, the New Income Tax Act came into effect, in principle, on January 1, 2001. The proposal substantially changed the taxation of investment income for Netherlands resident individual shareholders not holding a substantial interest. They will not be taxed on dividends and capital gains actually received but will be taxed based on a fictitious yield. The fictitious yield is 4% of the average market value of the ordinary shares minus associated debt, which is taxed at a flat rate of 30%. The Netherlands income tax position for non-resident individuals holding our ordinary shares should in principle remain unaltered. The net wealth tax was abolished with the adoption of the New Income Tax Act.

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

Subject to generally applicable limitation and the discussion below, Netherlands withholding tax imposed on dividends at the treaty rate will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability or, at a U.S. holder’s election, may be deducted in computing taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit, after non-U.S. taxes, is insubstantial in relation to the foreign tax credits claimed. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Non-U.S. Holders

A holder of the ordinary shares that is, with respect to the United States, a foreign corporation or a nonresident alien individually, generally will not be subject to U. S. federal income or withholding tax on dividends received on the ordinary shares unless the dividend income is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder of shares will not be subject to U. S. federal income tax or withholding tax in respect of gain realized on the sale or other disposition of the ordinary shares, unless (1) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or (2) if realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met.

F.  Dividends and paying agents

Not applicable.

G.  Statement by experts

Not applicable.

H.  Documents on display

The documents concerning IFCO Systems referred to in this report, including the documents listed as exhibits in Item 19, “Exhibits,” are available, in English, at the following locations:

•	Our operations headquarters in Munich, Germany at the following address:

IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach, Germany

•	Our operations headquarters in Houston, Texas at the following address:

IFCO Systems North America, Inc.
6829 Flintlock Road
Houston, Texas 77040

In addition, this report, the documents listed as exhibits in Item 19, “Exhibits,” and our other filings with the SEC are available in the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world-wide web site maintained by the SEC at www.sec.gov.

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

Our subsidiaries in countries other than those countries participating in the European Monetary Union and adopting the euro as their national currency use their local currency as their functional currency.

The financial statements of these entities, as well as the entities using the euro as their functional currency, are translated into U.S. dollars, our reporting currency, using the year-end exchange rate for balance sheet items

(other than shareholders’ equity) and the weighted average exchange rate for items in the statements of operations. Gains and losses arising from translation are reported separately in the foreign currency translation adjustment account as part of other comprehensive income.

We have a minority investment in an operation in Argentina, which is currently undergoing volatile currency fluctuations. We believe we face limited foreign currency risk as a result of this situation because of our minority interest. The carrying value of the equity investment as of December 31, 2001 was $0.

Currency Transaction Risk

We incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Our currency risk arises from foreign currency receivables as well as from firm commitments to purchase services and supplies in the future in currencies other than the subsidiary’s functional currency. Additionally, the intercompany financing between IFCO N.V. and IFCO North America is subject to currency transaction risk. We have not hedged any currency transaction risks.

Interest Rate Risk

Our exposure to interest rate risk arises primarily from our variable rate debt. At December 31, 2001, the carrying value of our total variable rate debt was $117.1 million. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 2001:

Change in interest rate in percentage points from December 31, 2001	-3%	-1%	+1%	+3%	+5%	+7%
Increase (decrease) in net interest expense (in millions)	$(3.5)	$(1.2)	$(1.2)	$3.5	$5.9	$8.2

Commodity Price Risk

We are subject to market risk with respect to commodities since granulate is a significant component of cost of goods sold for our RPCs. To the extent that we purchase new RPCs made from new, virgin material instead of recycled RPCs, any increase in the cost of new granulate will increase cost of goods sold resulting in decreased profitability unless there is a corresponding increase in the prices we charge our customers. This risk primarily affects our RPC operations. We may be limited in how much of a cost increase, if any, we are able to pass along to customers or how quickly we are able to pass along a cost increase to customers. In addition, increases in prices may result in a decrease in revenues.

We do not enter into futures contracts on commodity markets to hedge our exposure to granulate prices.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Senior Subordinated Notes

The Company did not make the interest payment of €10.625 million, or approximately $10.2 million, due and payable on March 15, 2002 with respect to our senior subordinated notes. Under the indenture governing the senior subordinate notes, the failure to make the interest payment constituted a default. Since the payment remained unpaid after the expiration of 30 calendar days of March 15, 2002, the nonpayment resulted in an event of default under the indenture. The existence of an event of default under the indenture also created a cross-

default under our Amended Senior Credit Facility. The entire principal amount of all the senior subordinated notes then outstanding plus accrued interest to date of acceleration maybe accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, our lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility.

The Company properly notified the trustee for the senior subordinated notes and the lenders under the Amended Senior Credit Facility of the nonpayment of interest. The Company took this step in light of the commencement of negotiations with an ad hoc committee of noteholders to restructure the Company’s debt.

Noteholders holding in excess of 70% of the principal amount of the senior subordinated notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the senior subordinated notes if the Company failed to make the interest payment by the end of the 30-day grace period. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of ongoing restructuring discussions. The Company’s senior lenders, under our Amended Senior Credit Facility, expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, we reached an agreement in principle on June 27, 2002 to restructure the senior subordinated notes by means of exchanging the senior subordinated notes for ordinary shares in a debt-for-equity swap. The proposed restructuring of the senior subordinated notes agreed in principle between the Company, the ad hoc committee of noteholders and the Schoeller Group entities, as the Company’s principal shareholders, is subject to the execution of a definitive restructuring agreement, approval by the lenders under our Amended Senior Credit Facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders. See “B. Liquidity and capital resources—Senior Subordinated Notes” in Item 5, “Operating and Financial Review and Prospects.”

We hope to complete a restructuring based on the agreement in principle reached with the ad hoc committee of noteholders and reach an agreement with our senior lenders that will allow us to restructure our balance sheet to reduce our debt and interest burdens resulting from both our senior subordinated notes and our obligations under the Amended Senior Credit Facility. If we are unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to our senior lenders, at all or in a timely manner, the entire principal amount of all the senior subordinated notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. In either event, we would not be able pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the Amended Senior Credit Facility.

Amended Senior Credit Facility

In addition to the cross-default based upon the status of our senior subordinated notes discussed above, there are also certain covenant defaults under the Amended Senior Credit Facility. If no cure period was available, a default would constitute an event of default. For most covenant defaults, there is a cure period of 30 days after notice to the Company from the administrative agent or any lender and the default only constitutes an event of default if it remains unremedied after the cure period expires. We have not received notice of any of these possible covenant defaults.

Our borrowings under the Amended Revolver as of May 31, 2002, exceeded our permitted borrowing base under the Amended Senior Credit Facility as of that date. The borrowings in excess of the borrowing base are primarily due to a change in the interpretation by the lenders of eligible accounts and the exclusion of certain intercompany and other accounts receivable. We intend to pay down the outstanding principal amount of the Amended Revolver promptly upon notice by the administrative agent to bring it at or below the borrowing base level at May 31, 2002, and we plan to seek a waiver of the May 31, 2002 default from the lenders. It is also possible that when the borrowing base is calculated as of June 30, 2002, and delivered to the lenders, that our borrowing under the Amended Revolver as of June 30, 2002, will also have exceeded our permitted borrowing base as of that date. If so, we would intend to pay down the outstanding principal amount of the Amended Revolver promptly upon notice from the administrative agent to bring it down to permitted levels and to seek a wavier of any such default from the lenders. We are also in discussions with the lenders regarding an amendment of the borrowing base calculation. We cannot, however, assure you that we will be able to obtain these waivers when requested or any requested amendment, or that we would be able to pay down the revolver to permitted levels.

Primarily as the result of the $70.1 million charge for impairment of property, plant and equipment taken in 2001 with respect to our RPC pools and certain equipment in our pallet pooling operations, we are in default of our minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002. See “A. Operating results—Year Ended December 31, 2001, Compared to Year Ended December 31, 2000—Cost of Sales and Gross Profit—Impairment of Property, Plant and Equipment” in Item 5, “Operating and Financial Review and Prospects.” We intend to seek a waiver of this default from the lenders and an amendment of the net worth covenant, reflecting the impact of the impairment charge, for future periods; however, we cannot assure you that we will be able to obtain the waiver or amend the covenant.

As of December 31, 2001 we failed to comply with our total leverage, senior leverage, and interest coverage ratios. These are based on our consolidated EBITDA. In 2001, we had non-recurring items in excess of $7.5 million, but we are limited under the terms of the Amended Senior Credit Facility from adding back to consolidated EBITDA non-recurring items in excess of $7.5 million. We intend to see a waiver of this default from the lenders and an amendment to increase the amount of non-recurring items that may be added back to consolidated EBITDA; however, we cannot assure that we will be able to obtain the waiver or amend this limitation.

One or more defaults also exist with respect to delays in complying with our financial reporting covenants. The waiver granted by the lenders effective April 30, 2002, with respect to the delivery of our 2001 audited financial statements, along with related financial information and certain certifications by management, expired on June 30, 2002 because we did not deliver the required information by that date. This delay is the result of our debt restructuring discussions and related delays in finalizing the audit of our 2001 financial statements. The 2001 audited financial statements are included in this report, and we plan to deliver the required financial information for 2001 to the lenders as soon as possible after the filing of this report, which will cure the covenant default. In addition, as a result of the delay in finalizing our 2001 audited financial statement, we have not been able to deliver unaudited financial statements, and related financial information and certificates, for the quarter ended March 31, 2002, which were due by May 30, 2002. We plan to deliver the first quarter financial statements, as well as the required related financial information and certificates, to the lenders before the end of July 2002, which will cure the default.

We intend to meet with the lenders on July 16, 2002 to discuss the waiver requests and possible amendments related to these and other covenants under the Amended Senior Credit Facility. We cannot assure you that we will be able to obtain any or all of the requested waivers or amendments or otherwise be successful in our discussions with the lenders.

Bromley Seller Note

As part of the purchase price for the Bromley asset acquisition (one of the 2000 Purchased Companies), we issued a subordinated note in the original principal amount of approximately $6.6 million. See “A. History and development of the company—Expansions and Acquisitions—Pallets” in Item 4, “Information on the Company.” In connection with the proposed restructuring of the Company’s debt, and the senior position of both our Amended Senior Credit Facility and senior subordinated notes, we determined not to make the payments of principal and interest on the Bromley subordinated note that were due on April 1 and July 1, 2002 totalling $0.9 million. The note is an unsecured obligation of an indirect subsidiary of the Company, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under our Senior Credit Facility and our senior subordinated notes. The Bromley note accrues interest at the rate of 9% per annum and currently has an outstanding principal balance of $4.8 million.

We have received a default notice from the holder of the Bromley note. The Bromley note provides, however, for a 180-day standstill in the event of a continuing default under our senior debt, which is defined to include our Senior Credit Facility and our senior subordinated notes. Accordingly, as a result of the continuing default under our senior subordinated notes, the holder of the Bromley note may not exercise any remedy under the note for this 180-day period. The Company and the ad hoc committee of holders of our senior subordinated notes contemplate that the Bromley note will either be reduced and repaid under negotiated terms or otherwise discharged in connection with the Company’s proposed debt restructuring.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    [Reserved]

Not applicable.

Item 16.     [Reserved]

Not applicable.

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

Our combined and consolidated financial statements are filed as part of this report beginning on page F-1.

Item 19.     Exhibits.

1.1	Articles of Association of IFCO Systems (English translation) (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.1
Specimen Certificate of IFCO Systems ordinary shares (incorporated by reference to Exhibit 4.1 filed with the SEC as part of the Company’s Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

2.2
Amended and Restated Credit Agreement dated as of March 31, 2000, among IFCO Systems, PalEx, the several lenders from time to time parties thereto, CIBC World Markets Corp., and Bank One, NA (incorporated by reference to Exhibit 10.5 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.3
Form of Guarantee and Collateral Agreement dated as of March 8, 2000, among IFCO Systems, PalEx, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 10.6 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.4
Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, CIBC World Markets Corp., Banc One Capital Markets, Inc., and Bank One, NA (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.5
Reaffirmation of Guaranty and Collateral Agreement, dated December 31, 2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.6
Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.7	Amendment No. 2 and Waiver, dated as of August 31, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.8	Amendment No. 3, Waiver and Consent, dated as of October 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.9	Amendment No. 4, Waiver and Consent, dated as of February 22, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.10	Waiver, dated as of April 30, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

2.11
Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.7 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.12
Registration Rights Agreement, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, CIBC World Markets Corp., and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit 10.8 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.13
First Supplemental Indenture, dated as of May 31, 2000, among IFCO-U.S., IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.14
Second Supplemental Indenture, dated September 8, 2000, among AZ Pallet, Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition, Inc., George Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.15	Forbearance Agreement, dated as of April 15, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

4.1
Amended and Restated Agreement and Plan of Reorganization, dated as of October 6, 1999 and effective as of March 29, 1999, by and among IFCO Systems, IFCO Europe, MTS, IFCO International, Schoeller Industries, Silver Oak, and PalEx, as amended by Amendment No. 1 dated as of January 31, 2000 (incorporated by reference to Appendix A to the proxy statement/prospectus filed with the SEC as part of IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.2
Lockup Agreement executed by Christoph Schoeller, Martin Schoeller, Schoeller Industries, Schoeller Holding, and certain senior executives of PalEx and its subsidiaries (incorporated by reference to Exhibit 10.1 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.3
Waiver entered into by IFCO Systems and certain employees of PalEx (incorporated by reference to Exhibit 10.2 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1 to IFCO Systems’ Registration Statement on Form F-1, registration no. 333-96191 filed with the SEC).

4.5
Option Release and IPO-Facilitation Agreement, dated May 27, 1999, by and among, inter alia, Schoeller Industries, Schoeller Plast AG, GE Capital, and GE Erste, as amended by the Amendment of the Option Release and IPO-Facilitation Agreement, dated January 31, 2000 (incorporated by reference to Exhibit 10.8 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.6
Supply Agreement, dated November 4, 1997, between IFCO Europe and Schoeller Plast Industries GmbH (assigned to Schoeller Plast AG) (incorporated by reference to Exhibit 10.9 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

*4.7	Framework Development and Framework Delivery Contract, dated April 2, 2002, by and between IFCO Europe and Schoeller Wavin Systems AG (English translation).

4.8
Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO-U.S. and Schoeller Wavin Systems, Inc. (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*4.9	Payment Agreement, dated March 27, 2002, by and between IFCO Europe and Schoeller Wavin Systems N.V. (English translation).

4.10
Membership Interest and Share Purchase Agreement, dated September 2, 1999, by and among, inter alia, Polymer International Corp., as seller, and IFCO Systems, as purchaser (incorporated by reference to Exhibit 10.10 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.11
Management Agreement, dated as of January 2, 1997, between Schoeller Industries and IFCO GmbH (incorporated by reference to Exhibit 10.11 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.12
Management Agreement, dated as of January 2, 1997, between Schoeller Industries and MTS (incorporated by reference to Exhibit 10.12 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.13
Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and Schoeller Logistics Industries GmbH (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.14
IFCO Systems N.V. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to IFCO Systems’ Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit 10.28 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

4.15
Purchase Agreement, dated as of August 4, 2000, by and among PalEx, Texas Pallet Acquisition, Inc., IFCO Systems De Mexico, S. De R.L. De C.V., Texas Pallet, L.P., Interstate Pallet Holding Company, Inc., National Pallet-Oklahoma LLC, Texas Pallet Holding Company, Inc., Texas Pallet Sales Company, L.P., Texas Pallet Freight Company, L.P., Texas Pallet Recovery, Inc., Texas Pallet De Mexico, S.A. De C.V., Craig P. Chambers, Charles M. Davidson, John D. Maclay, Jr., James J. Murphy IV, 1999 Chambers Limited Partnership, The Estate of John D. Maclay, and Farish & Farish, LLC (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.16
Asset Purchase Agreement, dated as of August 25, 2000, by and among PalEx, Bromley Acquisition Company, Inc., Bromley Pallet Recyclers, Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana, LLC, Bromley Pallet Recyclers of Illinois, LLC, William Haines, Delbert Groene, and Brian Groene (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*4.17
Asset Purchase Agreement, dated as of September 6, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet, Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., PalletOne, Inc., and White Oak Capital Partners, L.P.

*4.18
First Amendment to Asset Purchase Agreement, dated as of October 17, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., NLP Transport, Inc., NLD, Inc., PalletOne, Inc., and White Oak Capital Partners, L.P.

*4.19
Asset Purchase Agreement, dated as of November 21, 2001, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC.Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC.

*4.20
First Amendment to Asset Purchase Agreement, dated as of January 30, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC.

*4.21
Second Amendment to the Asset Purchase Agreement, dated as of February 25, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC.

*4.22	Agreement Regarding Purchase of the Share Capital of IFCO Skandinavien A/S, dated January 6, 1997, by and between IFCO GmbH and Schoeller Plast Enterprise A/S (English translation).

*8.1	List of Subsidiaries.

*10.1	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

*10.2	Consent of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH.

*99
Letter dated July 1, 2002, executed by IFCO Systems addressed to the SEC stating that Arthur Andersen LLP has represented to IFCO Systems that Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH’s audit of the combined and consolidated financial statements of IFCO Systems and its subsidiaries, which appear in the Form 20-F for the fiscal year ended December 31, 2001, was subject to Arthur Andersen LLP’s quality control system for the U.S. accounting and auditing practice.

*	Filed with the SEC as an exhibit to IFCO Systems’ Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this report on the form indicated and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFCO SYSTEMS N.V.

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

July 11, 2002

INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants	F-2

Report of Independent Accountants	F-3

Consolidated Balance Sheets.	F-4

Combined and Consolidated Statements of Operations	F-5

Combined and Consolidated Statements of Comprehensive Loss	F-6

Combined and Consolidated Statements of Shareholders’ Equity	F-7

Combined and Consolidated Statements of Cash Flows	F-8

Notes to Combined and Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of IFCO Systems N.V. and Subsidiaries:
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

We have audited the accompanying consolidated balance sheets of IFCO Systems N.V. (a Netherlands company) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFCO Systems N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 6 and 7 to the financial statements, the Company has had recurring operating losses and a recurring net cash deficit from operating activities and is currently facing significant uncertainties regarding the acceleration provisions associated with its Senior Credit Facility and is facing uncertainties regarding the restructuring of its Senior Subordinated Notes. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Arthur Andersen
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH
Munich, Germany
July 1, 2002

/s/ RUDOLF KRÄMMER	/s/ ANKE FURCHE
(Rudolf Krämmer) Wirtschaftsprüfer	(Anke Furche) Wirtschaftsprüferin

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of IFCO Systems N.V.
Rivierstaete
Amsteldijk 166, 1079 LH
Amsterdam

In our opinion, the accompanying combined and consolidated statements of operations, comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of IFCO Systems N.V. and its subsidiaries (collectively “the Company”) for the year ended December 31, 1999, in conformity with generally accepted accounting principles in the United States on the basis described in Note 1. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States and Germany, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Düsseldorf, Germany
April 26, 2000

By:	/s/ BETZ	By:	/s/ HARTMANN
	(Betz) Wirtschaftsprüfer		(Hartmann) Wirtschaftsprüfer

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US$)

	December 31,
	2000	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,938	$11,928
Receivables, net of allowances of $8,096 and $8,315 as of December 31, 2000 and 2001, respectively	88,291	99,619
Related party receivables	10,229	12,259
Inventories	16,260	16,523
Other current assets	46,666	30,363

Total current assets	179,384	170,692
PROPERTY, PLANT AND EQUIPMENT, net	239,293	149,537
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of $8,003 and $20,396 as of December 31, 2000 and 2001, respectively	223,482	214,324
OTHER ASSETS	137,852	21,700

Total assets	$780,011	$556,253

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$3,807	$123,020
Senior subordinated notes	—	178,020
Current maturities of capital lease obligations	9,388	10,036
Bank overdraft	8,084	4,521
Accounts payable
Trade	49,348	68,005
Related party	14,506	27,176
Accrued expenses and other current liabilities	40,629	49,336
Refundable deposits	69,371	69,834
Deferred income	6,939	6,245

Total current liabilities	202,072	536,193
LONG-TERM DEBT, net of current maturities	139,736	1,202
CAPITAL LEASE OBLIGATIONS, net of current maturities	21,870	16,627
SENIOR SUBORDINATED NOTES	187,760	—
OTHER LIABILITIES	13,190	119
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, €2 par value, 100,000,000 shares authorized; 43,931,189 issued and outstanding as of December 31, 2000 and 2001	85,189	85,189
Additional paid-in capital	304,485	304,485
Accumulated deficit	(169,884)	(371,162)
Accumulated other comprehensive income (loss)	(4,407)	(16,400)

Total shareholders’ equity	215,383	2,112

Total liabilities and shareholders’ equity	$780,011	$556,253

The accompanying notes are an integral part of these combined and consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US$, except per share amounts)
	Year Ended December 31,
	1999	2000	2001
REVENUES
RPC and pallet rentals	$144,650	$161,510	$167,476
Pallet services	—	117,910	205,039
Related party RPC granulate sales	10,076	6,727	8,228

Total revenues	154,726	286,147	380,743

COST OF SALES:
RPC and pallet rentals	114,157	136,937	148,910
Pallet services	—	95,796	169,715
Related party RPC granulate cost of sales	10,328	7,322	8,638
Impairment of property, plant and equipment	—	4,862	70,120

Total cost of sales	124,485	244,917	397,383

Gross profit (loss)	30,241	41,230	(16,640)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	24,511	61,063	78,405
MERGER AND INTEGRATION COSTS	3,519	—	—
RESTRUCTURING COSTS	—	941	3,695
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	289	4,457	8,017
OTHER OPERATING INCOME, NET	(639)	(1,956)	(1,085)

Income (loss) from operations	2,561	(23,275)	(105,672)
INTEREST EXPENSE	(8,264)	(19,728)	(28,060)
INTEREST INCOME	600	785	1,140
FACTORING CHARGES	(4,270)	(3,607)	(2,453)
FOREIGN CURRENCY (LOSSES) GAINS	(1,092)	5,805	15,661
OTHER (EXPENSE) INCOME, net	(240)	(1,513)	476

Loss before income taxes, minority interest and losses from equity entities, net	(10,705)	(41,533)	(118,908)
INCOME TAX (PROVISION) BENEFIT	(320)	(245)	1,790
MINORITY INTEREST	(1,291)	—	—
(LOSS) INCOME FROM EQUITY ENTITIES, net	(1,738)	(286)	76

Loss from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	(14,054)	(42,064)	(117,042)
DISCONTINUED OPERATIONS:
Loss from operations of discontinued industrial container services operation	—	(1,006)	(919)
Loss on disposal of industrial container services operation, including provision of $3.0 million for operating losses anticipated until expected disposal date	—	—	(82,814)
Loss from operations of discontinued pallet manufacturing operation	—	(2,531)	—
Loss on disposal of pallet manufacturing operation, including 2000 provision of $3.7 million for operating losses anticipated until expected disposal date (less applicable income tax benefit of $0.9 million)	—	(59,934)	(503)

Loss from discontinued operations	—	(63,471)	(84,236)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	(5,600)	—
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	770	—

NET LOSS	(14,054)	(110,365)	(201,278)
PARTICIPATING RIGHTS	175	—	—

Net loss applicable to ordinary shareholders	$(13,879)	$(110,365)	$(201,278)

LOSS PER SHARE—basic and diluted:
Loss per share from continuing operations before extraordinary loss and cumulative effect of change in accounting principle	$(.70)	$(1.08)	$(2.66)
DISCONTINUED OPERATIONS:
Loss per share from operations of discontinued industrial container services operation	—	(.03)	(.02)
Loss per share on disposal of industrial container services operation	—	—	(1.89)
Loss per share from operations of discontinued pallet manufacturing operation	—	(.07)	—
Loss per share on disposal of pallet manufacturing operation	—	(1.54)	(.01)

Loss per share from discontinued operations	$—	$(1.64)	$(1.92)
EXTRAORDINARY LOSS PER SHARE ON EARLY EXTINGUISHMENT OF DEBT	—	(.14)	—
CUMULATIVE EFFECT PER SHARE OF CHANGE IN ACCOUNTING PRINCIPLE	—	.02	—

Basic and diluted loss per share	$(0.69)	$(2.84)	$(4.58)

Weighted average ordinary shares used in computing net loss per share—basic and diluted	20,000,000	38,823,105	43,931,189

The accompanying notes are an integral part of these combined and consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of US$)

	1999	2000	2001
Net loss	$(14,054)	$(110,365)	$(201,278)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,704	(7,079)	(11,993)

Comprehensive loss	$(9,350)	$(117,444)	$(213,271)

The accompanying notes are an integral part of these combined and consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US$ and shares)

	Contributed Capital of Predecessor Companies	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
		Shares	Amount
BALANCE December 31, 1998	$10,017	—	$—	$—	$(38,858)	$(2,032)	$(30,873)
Original cash contribution on March 31, 1999	—	25	54	—	—	—	54
Participating rights, net of tax	—	—	—	—	328	—	328
Contribution from shareholder, net of tax	322	—	—	—	—	—	322
Contribution of IFCO Europe and SIL from SLI and MTS from GSB	(10,339)	—	—	10,339	—	—	—
Redeemable cumulative participating rights, net of tax	—	—	—	—	(153)	—	(153)
Foreign currency adjustment	—	—	—	—	—	4,704	4,704
Net loss	—	—	—	—	(14,054)	—	(14,054)

BALANCE December 31, 1999	$—	25	$54	$10,339	$(52,737)	$2,672	$(39,672)
Contribution of IFCO Europe and SIL from SLI and MTS from GSB	—	4,975	10,339	(10,339)	—	—	—
Purchase of GE Erste’s minority interest and related options	—	1,250	2,425	19,893	—	—	22,318
Issuance of ordinary shares to SLT	—	13,750	26,675	(19,893)	(6,782)	—	—
Merger with PalEx	—	7,432	14,237	103,832	—	—	118,069
Initial public offering, net of offering costs	—	14,950	28,663	174,510	—	—	203,173
Acquisition of 2000 Purchased Companies	—	1,034	1,845	20,273	—	—	22,118
Exercise of stock options	—	515	951	5,870	—	—	6,821
Foreign currency translation adjustment	—	—	—	—	—	(7,079)	(7,079)
Net loss	—	—	—	—	(110,365)	—	(110,365)

BALANCE December 31, 2000	$—	43,931	$85,189	$304,485	$(169,884)	$(4,407)	$215,383
Foreign currency translation adjustment	—	—	—	—	—	(11,993)	(11,993)
Net loss	—	—	—	—	(201,278)	—	(201,278)

BALANCE December 31, 2001	$—	43,931	$85,189	$304,485	$(371,162)	$(16,400)	$2,112

The accompanying notes are an integral part of these combined and consolidated financal statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US$)

	Year Ended December 31,
	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,054)	$(110,365)	$(201,278)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense of property, plant and equipment	12,229	25,390	30,076
RPC breakage, shrinkage and non-cash granulate cost of sales	23,576	18,463	11,491
Amortization of goodwill and other intangible assets	1,600	9,042	16,654
Extraordinary loss on early extinguishment of debt	—	5,600	—
Foreign currency losses (gains)	1,092	(5,805)	(15,661)
Loss on sale of discontinued operations	—	59,934	83,317
(Gain) on sale of investment	—	—	(1,741)
Impairment of property, plant and equipment	—	4,862	70,120
Loss applicable to minority interests	1,291	—	—
Loss (gain) on sale of property, plant and equipment	2	(77)	2,474
Losses from equity entities, net	1,738	286	(76)
Changes in operating assets and liabilities—
Proceeds from factoring arrangement	32,887	25,534	8,975
Receivables and related party receivables	(36,851)	(23,889)	(29,360)
Inventories	(2,742)	2,980	(54)
Other current assets	(443)	11,378	(9,274)
Other assets	202	655	5,065
Accounts payable	6,429	(12,510)	29,034
Accrued expenses and other current liabilities	9,390	(11,272)	11,483
Deferred income	(28)	150	(694)
Other liabilities	—	(8,012)	(14,642)

Net cash provided by (used in) operating activities	36,318	(7,656)	(4,091)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of RPCs	(50,917)	(58,439)	(20,894)
Purchase of property, plant and equipment	(3,076)	(29,015)	(13,099)
Purchase of minority interest options	(3,097)	(22,635)	—
Purchase of other intangible assets	—	—	(97)
Merger and integration costs	(2,039)	—	—
Cash paid for purchased companies, net of cash acquired	—	(164,858)	—
Investment in equity entities	(587)	—	—
Proceeds from sale of property, plant and equipment	—	1,736	2,725
Proceeds from sale of discontinued operations	—	—	47,791

Net cash (used in) provided by investing activities	(59,716)	(273,211)	16,426

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	54	203,173	—
Proceeds from shareholder contribution, net of tax	322	—	—
Net principal payments on short-term loans	314	(166,222)	—
Net principal payments on short-term related party loans	80	(2,835)	—
Principal payments on long-term debt	(13,634)	(209,665)	(173,688)
Principal payments on capital lease obligations	(9,401)	(9,719)	(10,229)
Proceeds from sale-leaseback transactions	23,226	8,115	7,552
Proceeds from long-term debt	14,453	486,270	158,347
Net proceeds from exercise of stock options	—	6,821	—
Payments on acquired indebtedness	—	(23,078)	—
Payments for termination of participating rights	—	(3,206)	—
Payments for termination of redeemable participating rights	—	(1,402)	—

Net cash provided by (used in) financing activities	15,414	288,252	(18,018)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(3,418)	(1,687)	(327)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,402)	5,698	(6,010)
CASH AND CASH EQUIVALENTS, beginning of period	23,642	12,240	17,938

CASH AND CASH EQUIVALENTS, end of period	$12,240	$17,938	$11,928

The accompanying notes are an integral part of these combined and consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands of US$)

	Year Ended December 31,
	1999	2000	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$12,143	$25,134	$34,374
Cash paid for income taxes	$92	$470	$638

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Accretion of minority interest	$1,077	—	—
Participating rights	$(328)	—	—
Redeemable participating rights	$(153)	—	—
Merger costs included in accounts payable	$4,100	—	—

The accompanying notes are an integral part of these combined and consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

IFCO Systems N.V. and subsidiaries have elected the U.S. dollar as their reporting currency. Unless otherwise noted, all amounts are shown in U.S. dollars. In the following Notes to the Combined and Consolidated Financial Statements of IFCO Systems N.V. and subsidiaries, approximate U.S. dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on the date of the transaction if no date is indicated. Euro-denominated disclosures on revenues, expenses, gains and losses are translated using a weighted average exchange rate during the applicable period.

1.    Business and Organization:

IFCO Systems N.V. (“IFCO Systems” or the “Company”), which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH, and renamed IFCO Systems GmbH in 2002) (“IFCO Europe”), IFCO Online AG (“IFCO Online”) and IFCO Systems North America, Inc. and its subsidiaries (“IFCO North America”).

IFCO Systems was founded for the purpose of merging the IFCO companies, which consisted of IFCO Europe, MTS Ökologistik GmbH (“MTS”), and IFCO International Network Beteiligungsgesellschaft mbH (“IFCO International”), formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH (“SIL”), and their subsidiaries, with PalEx, Inc. and its subsidiaries (“PalEx”), which subsequently changed its name to IFCO Systems North America, Inc. (the “Merger”). Subsequent to the Merger, MTS and IFCO International were merged into IFCO Europe.

With the completion of the Merger on March 8, 2000, the IFCO companies’ returnable plastic container (“RPC”) systems were combined with IFCO North America’s pallet and industrial container operations. The Company is a provider of round-trip systems internationally, managing a pool of approximately 70.5 million owned and leased RPCs worldwide and serving customers in 29 countries. RPCs are used for the flow of products through one whole distribution cycle and then are reused multiple times. The Company also owns and manages a rental pool of over 1.5 million pallets in Canada, making it one of the largest pallet rental pool owners and managers in North America. In addition, the Company is a provider of recycled pallets and industrial container services in North America. The Company’s RPC operations are primarily in Europe and North America and its pallet and industrial container operations are in North America. See Discontinued Operations below.

The Company’s headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are continuing operations in approximately 57 locations in Europe, 1 location in South Africa, and 94 locations in North America.

The Company

IFCO Europe, a German company that is 100% owned by the Company, was established in 1997 and was the holding company of IFCO GmbH, a German company, which was established in 1992. IFCO GmbH was merged into IFCO Europe as of January 1, 2001. IFCO Europe and its subsidiaries in Europe are involved in the organization and administration of the purchase, distribution, and leasing of RPC systems in Germany and other European countries. The RPCs are rented primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers’ goods are transported in the RPCs to various intermediaries and ultimately to retailers for sale to consumers. IFCO Europe delivers the empty RPCs to customers’ bulk warehouses and collects the empty RPCs from regional service points, where the RPCs are transported to the Company’s depots

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

and cleaned for reuse. Prior to March 2000, IFCO Europe was 76% owned by IFCO Systems, with General Electric Beteiligungs GmbH (“GE Erste”), a subsidiary of General Electric Capital Corporation (“GECC”), holding a minority interest. In connection with its initial investment of $24.9 million in IFCO Europe in 1997, GECC and GE Erste received options to increase its investment in IFCO Europe up to 100% after certain dates passed and criteria were met. GECC and GE Erste also received options to purchase 100% of MTS and up to 100% of SIL after certain dates passed and criteria were met. The GE Erste minority interest was purchased and all GECC and GE Erste options were released in connection with the Merger and initial public offering described below.

MTS, a German company that was 100% owned by the Company and subsequently merged into IFCO Europe, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS’s business processes are generally similar to those of IFCO Europe.

IFCO International, a German company that was 100% owned by the Company and subsequently merged into IFCO Europe, was established in 1994 to hold ownership interests in RPC companies in Argentina, Japan, and the United States. IFCO Europe, as successor of IFCO International, owns a 33% ownership investment in the Japanese operations and has agreed to fund the proportionate share of losses of the operations in Japan (“IFCO-Japan”) in excess of its capital investment. IFCO-Japan is accounted for under the equity method. The business processes of these operations are generally similar to those of IFCO Europe.

IFCO Argentina S. A. (“IFCO-Argentina”) was established in 1994 as a wholly owned subsidiary of SIL. On December 31, 2001, IFCO Europe sold 51% of its interest in IFCO-Argentina. Accordingly, IFCO-Argentina was deconsolidated on that date. See Investment in Equity Entities—Note 2.

IFCO-U.S., L.L.C. (“IFCO-U.S.”), a U.S. company that is 100% owned by IFCO Systems, operates the Company’s RPC system in the United States. Prior to March 8, 2000, IFCO International held a 51% interest in IFCO-U.S. The remaining 49% interest was purchased in connection with the Merger and initial public offering described below. The business processes of these operations are generally similar to those of IFCO Europe.

IFCO North America (formerly PalEx, Inc.), a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and December 2000, IFCO North America acquired, either directly or through other subsidiaries, 27 companies, three of which were its founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada. During October 2001, the Company divested of its new pallet manufacturing operations. In September 2001, the Company approved the sale of its industrial services operations, the majority of which was disposed of in February 2002. See Discontinued Operations below.

In August 2000, the Company founded a new subsidiary, IFCO Online. IFCO Online was created to provide a mechanism for the development of the Company’s product platform tracking technologies.

History

Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH (“SPS”). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH (“SLI”). Prior to November 22, 1999, SIL was a subsidiary of Gebrüder Schoeller Beteiligungsverwaltungs GmbH (“GSB”), Munich. SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI contributed its shares of IFCO Europe and MTS to IFCO Systems in exchange for

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

3,715,505 of the Company’s ordinary shares. In addition, GSB contributed its shares of SIL to IFCO Systems in exchange for 1,259,495 of the Company’s ordinary shares, effective November 22, 1999. Prior to the Company’s initial public offering, IFCO Systems was 100% owned by Schoeller Logistic Technologies Holding GmbH (“SLT”), Pullach, Germany. SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities under common control using the historical basis of assets and liabilities transferred.

Effective March 1, 2000, the Company issued a total of 13,750,000 ordinary shares to SLT in connection with its contribution of IFCO Europe, MTS, and IFCO International to the Company.

The Merger and Initial Public Offering and related transactions

On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company’s ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO System’s ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination and, therefore, IFCO North America’s results of operations for the period from March 8, 2000 through December 31, 2000 are included in the accompanying combined and consolidated financials statements.

In connection with the Merger, IFCO also completed an initial public offering of 13.0 million ordinary shares in March 2000, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters’ exercise of their overallotment option (collectively, the “IPO”). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option, were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 (“Senior Subordinated Notes”) in the principal amount of €200.0 million ($178.0 million based on exchange rates at December 31, 2001). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company’s new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GECC and GE Erste described below, and to fund IFCO System’s purchase of the remaining joint venture interest in IFCO-U.S.

In addition, IFCO Systems, together with SLI, the shareholders of SLI, Schoeller Plast Industries GmbH (“SPI”), and GSB, each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GECC and GE Erste, in connection with the Merger and the IPO. Pursuant to that agreement, SLT, an affiliate shareholder of the Company, issued a €23.0 million, (or approximately $20.5 million, based on exchange rates as of December 31, 2001) convertible debenture (the “Debenture”) to GE Erste in exchange for the contribution of its minority interest in IFCO Europe. SLT then contributed this minority interest to the Company in exchange for 1,250,000 of the Company’s ordinary shares. The Company also paid GECC and GE Erste €22.0 million (or approximately $21.0 million as of March 8, 2000), in consideration of the release of GECC and GE Erste’s options and other rights to purchase shares of the IFCO Companies. The issuance of the Debenture to GE Erste by SLT and the payment for the options of the Company were accounted for as a purchase of minority interest in accordance with Accounting Principles Board (“APB”) Opinion No. 16, “Business Combinations” (“APB 16”). The excess of the Debenture and cash payment over the value of the balance in minority interest has been allocated to goodwill.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of €60.8 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of €18.0 million ($17.2 million).

On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of €4.1 million ($3.9 million) to SPI for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately €0.9 million ($0.8 million).

On March 8, 2000 the Company paid €1.4 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

On March 8, 2000, the Company repaid all short-term related party loans.

On March 10, 2000, the Company paid $5.0 million to Intertape Polymer Group, Inc. for its 49% interest in IFCO-US, giving the Company 100% ownership of IFCO-U.S. This transaction was accounted for as a purchase of minority interest in accordance with APB 16.

Prior to the Merger, during the quarter ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued, and outstanding have been restated on the accompanying combined and consolidated financial statements to reflect the split. Nominal value was changed from €10 to €2. Subsequent to the split, in March 2000, the Company increased the authorized ordinary shares to 100,000,000.

Companies Acquired by Purchase in 2000

Subsequent to the Merger, but prior to December 31, 2000, the Company purchased three additional pallet companies and one additional drum company (collectively, the “2000 Purchased Companies”) in separate transactions. The total purchase price for the 2000 Purchased Companies was approximately 1.0 million ordinary shares of the Company, approximately $73.4 million in cash, and approximately $6.6 million principal amount of a subordinated note. See additional information in Note 3.

Discontinued Operations

Pallet Manufacturing Operations

Subsequent to the acquisition of IFCO North America, the Company commenced an assessment of the alignment of IFCO North America’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in 2000. The sale of substantially all of the Company’s new pallet manufacturing operations was completed in October 2001. The proceeds of the sale were $48.1 million, and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. The buyer also issued a warrant to the Company that entitled the Company to purchase up to 1.76% of the buyer’s shares of common stock outstanding on the date of the warrant if the promissory note remained unpaid for more than one year. The promissory note was paid in full in April 2002 and the warrant was cancelled.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Substantially all of the proceeds from the sale of the new pallet manufacturing segment were used to reduce the principal amount due under the Amended Senior Credit Facility.

In June 2001 the Company completed the sale of the assets of one of its North American subsidiaries which consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. One of the buyer notes in the principal amount of $1.0 million matured and was settled in September 2001 through a $0.5 million cash payment and a $0.5 million purchase price adjustment. The remainder of the buyer notes are due in 2002 and bear interest at rates ranging from 10 5/8% to 13%. Substantially all of the proceeds from this sale were or will be used to reduce the principal amount due under the Amended Senior Credit Facility. The Company reserved for the collectability of the secured buyer notes in the amount of $0.7 million and wrote off the other consideration in the amount of $0.2 million in 2001.

During 2001, certain revisions to the estimate for the loss on disposal of the new pallet manufacturing operations were made. The results of operations for the year ended December 31, 2001 reflect an increase in the provision for loss on the disposal of the new pallet manufacturing operations of $0.5 million, which includes the $0.7 million reserve for secured buyer notes and the $0.2 million write-off of the other consideration discussed above.

Revenues relating to the discontinued pallet manufacturing operations were $136.3 million for the year ended December 31, 2000 and $110.4 for 2001 through the date of the sale. The loss from discontinued operations for the years ended December 31, 2000 and 2001 includes an allocation of interest expense of $3.9 million and $5.7 million, respectively. Interest expense has been allocated based on the ratio of the net assets of the discontinued operations to the sum of total net assets of the consolidated entity plus consolidated debt, excluding debt that can be directly attributed to other operations of the enterprise. The Company has determined that interest from the Senior Subordinated Notes, Senior Credit Facility and amortization of deferred financing costs are the allocable portions of interest expense for purposes of this allocation. The allocation of interest expense does not include interest on capital lease obligations and factoring expenses as these expenses are directly attributable to European operations.

The results of operations for the year ended December 31, 2000 reflect a provision for loss on the disposal of the new pallet manufacturing operations of $59.9 million (net of applicable income tax benefit of $0.9 million), which includes: 1) $2.8 million for operating losses during the phaseout period, which is the period from January 2001 to the anticipated disposal date, including interest of $3.8 million; 2) costs and expenses to exit the manufacturing operations of $2.0 million; and 3) the $55.1 million loss related to the carrying amount of the net assets of the new pallet manufacturing operations in excess of the estimated proceeds from disposal.

At December 31, 2000, the net assets of the new pallet manufacturing discontinued operations, at estimated net realizable value, of $53.8 million consisted of $20.9 million of net current assets, $27.1 million of property, plant and equipment, and $5.8 million of other assets net of deductions for an allowance for the estimated loss on disposal. The net current assets of the new pallet manufacturing discontinued operations are included in other current assets in the accompanying consolidated balance sheets and the remainder of the net other assets of the new pallet manufacturing discontinued operations are included in other assets in the accompanying consolidated balance sheets.

    Industrial Container Services Operations

In September 2001 the Company’s Board of Directors (the “Board”) approved management’s recommendation to sell the industrial container services operations, subject to negotiations with the Company’s senior lenders, negotiation of an acceptable agreement with the prospective buyer, and other conditions, including Board approval of the terms of the definitive agreement for the sale. On November 20, 2001, the

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Company entered into a definitive agreement for the sale. Pursuant to the November 20, 2001 agreement, the Company expected to receive gross proceeds from the sale of $60 million, including $56.5 million in cash and promissory notes from Industrial Container Services, LLC (“the Buyer”) totaling $3.5 million.

During the fourth quarter of 2001 and early 2002, certain events occurred related to the sale that resulted in the renegotiation of the purchase price and a delay in the scheduled closing of the transaction (see below). In February 2002, the Company completed the sale of a majority of the assets of the industrial container services operations. The proceeds of the sale paid at the February 2002 closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. The reduction in the sale proceeds from the original agreement was reflected as an additional loss from the sale of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2001.

Pending an agreement with U.S. and Florida government authorities to protect the Buyer from certain environmental liabilities relating to a parcel of Florida real property that is subject to a Superfund litigation consent decree (see below), $2.0 million of the cash purchase price and $1.5 million of the promissory notes have been placed in escrow until the Buyer completes negotiations with the U.S. and Florida governments for an acceptable prospective purchaser’s agreement. A portion of the cash escrow may be subject to other indemnity claims that arise under the definitive agreement, as amended. The remaining $2.0 million of the promissory notes have also been placed in escrow pending the transfer of the real property of the Acme barrel facility in Chicago, Illinois (see below). Also, an additional $0.8 million of the cash paid at the February 2002 closing was delivered to a third party to hold in escrow for the settlement of a Superfund litigation claim relating to one of the Company’s industrial container facilities in California (see Environmental Liabilities—Note 10). All amounts under escrow have been excluded from the proceeds used to determine the loss on disposal of industrial container services operations in the accompanying consolidated statement of operations for the year ended December 31, 2001. Any subsequent collection of these proceeds by the Company and release of escrow contingencies will allow the Company to record a reduction in the loss from the sale of discontinued operations in future periods.

In addition to the stated purchase price, the Buyer assumed current working capital liabilities of the acquired business. The Buyer will also pay the Company up to an additional $11.0 million of cash under an earn-out formula based upon the 2002 earnings before interest, taxes, depreciation, and amortization expenses of the industrial container operations’ central region, which includes the Acme Barrel facility in Chicago, Illinois. Amounts received by the Company under the earn-out formula will be recorded as income from the sale of discontinued operations in the fourth quarter of 2002, when the formula is determined and earned. The potential earn-out could be adversely affected if the Acme Barrel facility is closed in 2002.

The Company provided a $3.75 million letter of credit to the Buyer to secure the Company’s obligation for certain medical, workmen’s compensation, and other insurance costs attributable to historical industrial container services operations. Additionally, the Company has agreed to reimburse the Buyer for certain insurance costs incurred over a future period by the industrial container operations’ central region. The loss on the sale of discontinued operations related to the industrial container services operations has been adjusted by $6.1 million to reflect the estimated outcome of the Company’s obligation to reimburse the Buyer for the future insurance costs.

Two facilities of the industrial container services operations, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois, continued to be owned by the Company following the February 2002 closing. The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree, and a subsidiary of the Company will retain title to the assets of this facility pending completion of negotiations between the Buyer and the U.S. Environmental Protection Agency (the “U.S. EPA”) and the Florida Department of Environmental Protection (the “FDEP”) for a prospective purchaser’s agreement to protect the Buyer from

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

responsibility for current environmental conditions at the Zellwood facility. Until such time as an agreement is completed with the U.S. EPA, and FDEP, the Zellwood facility will sell it products to the Buyer, and the Buyer will purchase such products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Zellwood facility while the Company continues to retain title to the Zellwood facility. The agreement among the Buyer, U.S. EPA, and FDEP is expected to be completed in the third quarter of 2002, at which time title to the Zellwood assets will be transferred to the Buyer and one half of the escrowed cash and the escrowed promissory notes will be distributed to the Company. However, if an agreement is not reached with the U.S EPA and FDEP before February 2003, as an incentive to eventually complete the agreement, either party may exercise an option of closing down the Zellwood facility, transferring title to the Buyer and moving the operations to another location, but with punitive cost to the party that exercises the option.

In connection with the sale of the Company’s industrial container services operations, the Buyer agreed to perform the remedial actions required in a Zellwood settlement agreement reached with the U.S. government with respect to the Zellwood site. Although the Company believes the Buyer has the financial wherewithal to perform necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against the Company’s subsidiary that continues to own the Zellwood site for failure to perform these actions.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations and to make certain capital improvements to the facility pending its relocation. In accordance with the amended purchase agreement, the Acme Barrel facility will cease operations no later than May 31, 2003, and the Buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before such date. A subsidiary of the Company will retain title to the Acme Barrel real property until the facility is relocated and title is transferred to the Buyer or a third party. The Buyer is contractually obligated in the amended purchase agreement to reimburse the Company for expenses incurred by the Company in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title of the Acme Barrel real property as described above, a subsidiary of the Company continues to retain title to the Acme Barrel real property and the facility’s other facility assets. In accordance with the amended purchase agreement, the Acme Barrel facility will sell its products to the Buyer, and the Buyer will purchase such products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

After funding the cash portion of the escrow, paying the settlement cost of $0.8 million for the OII Superfund site (see Environmental Liabilities—Note 10) as required pursuant to the amended purchase agreement, and accounting for transaction costs of $1.9 million, the Company received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s Amended Senior Credit Facility.

The disposal of the industrial container services business will further allow the Company to focus on its core systems and services businesses: RPC distribution, rental and management, pallet services, pallet distribution for national customers, and pallet rental and systems.

Revenues relating to the discontinued industrial container services operations were $86.0 million and $99.0 million for the years ended December 31, 2000 December 31, 2001, respectively. The loss from discontinued operations for the years ended December 31, 2000 and 2001 includes an allocation of interest expense of $5.0 million and $7.6 million, respectively.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

The results of operations for the year ended December 31, 2001 reflect a provision for loss on the disposal of the industrial container services operations of $82.8 million, which includes: 1) $3.0 million for operating losses during the phaseout period (the period from October 2001 to the anticipated disposal date), including interest of $3.5 million; 2) costs and expenses to exit the industrial container services operations of $8.2 million; and 3) the carrying amount of the net assets of the industrial container services operations in excess of the estimated proceeds from disposal of approximately $71.6 million.

At December 31, 2000, the net assets of the industrial container services discontinued operations of $113.9 million consisted of $11.9 million of net current assets, $19.8 of property, plant and equipment and $82.2 million of intangibles and other assets.

At December 31, 2001, the net assets of the industrial container services discontinued operations, at net realizable value, of $29.3 million consisted of $14.3 million of net current assets and $15.0 million of property, plant and equipment net of deductions for an allowance for the estimated loss on disposal.

The December 31, 2000 and 2001 net current assets of the industrial container services discontinued operations are included in other current assets in the accompanying consolidated balance sheets and the remainder of the net other assets of the industrial container services discontinued operations are included in other assets in the accompanying consolidated balance sheet.

Concentration of Customer Relationships

The Company’s RPC operations are dependent on relationships with a relatively small number of large retail customers. An inability to maintain these relationships or cultivate new or replacement relationships on similar terms could have a near-term, severe impact on the Company’s results of operations. Additionally, the Company’s inability or unwillingness to satisfy its obligations under the Senior Subordinated Notes or the Amended Senior Credit Facility, the pendency of debt restructuring negotiations, and/or the failure to complete a debt restructuring at all or in a timely manner may have a material adverse impact upon relationships with the Company’s retail customers (see Note 6).

2.    Summary of Significant Accounting Policies:

Basis of Presentation

Periods prior to the contribution of shares to IFCO Systems in November 1999, described in Note 1, represent the combined financial statements of IFCO Europe, MTS, and SIL. Periods subsequent to the contribution represent the consolidated financial statements of IFCO Systems and its subsidiaries. The contribution of shares to IFCO Systems has been reflected as a transfer from combined contributed share capital of IFCO Europe, MTS, and SIL to paid-in capital of IFCO Systems within the combined and consolidated statements of shareholders’ equity. The accompanying combined and consolidated financial statements present IFCO North America, IFCO US, and the 2000 Purchased Companies from their respective dates of acquisition. All significant intercompany transactions and balances between the combined and consolidated companies have been eliminated. Combined financial statements are presented in the same manner as consolidated statements, except that the combined financial statements reflect all equity accounts of the combined companies without elimination.

The accompanying combined and consolidated statements of cash flows reflect the cash flow activity for the Company’s continuing and discontinued operations.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Accounting Principles

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems and the European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies. All amounts previously reported in Deutsch marks have been restated in euros using the January 1, 1999 exchange rate of 0.51129.

Reclassifications

Certain reclassifications have been made in the 1999 and 2000 financial statements to conform to the 2001 presentation. Significant reclassifications relate to the presentation of sale-leaseback transactions in the combined and consolidated statements of cash flows and the separate presentation of related party RPC granulate sales and cost of sales in the combined and consolidated statements of operations.

Fiscal Year

The Company maintains its accounting records using a calendar year, except for IFCO North America, which uses a 52/53-week year generally ending on the last Sunday in December.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Pallet services inventories are valued at the lower of cost or market, with cost primarily determined on a first-in, first-out basis. The cost of finished goods inventory includes direct materials, direct labor, and overhead. RPC granulate inventories are valued at the lower of cost or net realizable value.

Long Lived Assets

Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”) establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically evaluates the carrying value of long–lived assets, including the RPC pool and all other long-lived tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value. Impairment to long-lived assets would be based on a discounted cash flow, fair value assessment as compared to the related carrying value of the assets. See Recent Accounting Pronouncements.

Property, Plant and Equipment

Property, plant and equipment acquired in purchase business combinations are recorded at fair value. All other property, plant and equipment acquired are carried at cost. Depreciation and amortization are provided for

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives. The straight-line method of depreciation is utilized for financial reporting purposes, but accelerated methods are used for tax purposes.

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

The Company follows the reporting requirements of SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”). Leases classified as capital leases are recognized as assets and liabilities in the accompanying consolidated balance sheets at amounts equal at the inception of the lease to the present value of the minimum lease payments or, if lower, to the fair value of the leased asset. Lease payments are apportioned between the imputed finance charge and the reduction of the outstanding liability. The lease asset is depreciated during the period of expected use on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

The Company’s pallet rental pool in Canada is being depreciated to estimated salvage value using the straight-line method over 30 years.

Included in property, plant and equipment is the Company’s RPC rental pool. The Company makes periodic assessments of the useful life of its RPC rental pool. The Company relies on historical information to determine estimates of future RPC breakage and pool development and takes this information into consideration in determining an appropriate useful life for depreciating the RPC rental pool.

2000 Activity

Based on this analysis during the year ended December 31, 2000, the Company reassessed its estimate of the useful life for its RPC rental pool, and determined that the historical and expected trend in RPC breakage and pool development supports an eight-year life for the main RPC pool. The Company historically recorded depreciation based on the estimate of useful RPC lives ranging from eight to 15 years with periodic adjustments for actual RPC breakage. The Company believed that the cost of the entire RPC rental pool would be better allocated systematically over eight years as a result of historical trend analysis. This change was applied on a prospective basis. RPCs were depreciated to a salvage value based on a guaranteed repurchase price. See 2001 Activity below.

As RPCs break or otherwise become unusable, the Company facilitates the conversion of the RPCs into plastic granulate inventory. Granulate inventory is then sold back to the related party supplier. The Company records related party RPC granulate sales at the time granulate is delivered to the related party supplier.

The consolidated statement of operations for the year ended December 31, 2000 includes an incremental charge to cost of sales of $9.2 million for a reduction in the cost of the Company’s RPC pool as a result of the reassessment of the useful life and the analysis of historical and future breakage and pool development for the European RPC rental pool. This amount was recorded in the fourth quarter of the year ended December 31, 2000. The effect of this adjustment in previous quarters of 2000 is not determinable.

The results of operations for the year ended December 31, 2000 include a long-lived asset impairment charge of $4.9 million to reflect the impairment of a special RPC pool called Econoboxes. The Econobox

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

program, which was started in 1998, consisted of a relatively large container which presented reliability and durability characteristics. The Econobox program was allowed to continue to develop during 1998 and 1999, but was determined to be unviable in 2000 due to an underdeveloping market. Management believes that there was no further impairment of property, plant and equipment as reflected in the Company’s consolidated financial statements as of December 31, 2000.

2001 Activity

During 2001, the Company began a replacement and upgrade program and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, Schoeller Wavin Systems AG and its affiliates (collectively, “SWS”), for the purpose of replacing the majority of its European RPC pool beginning in Fall 2001. The Company plans to transfer RPCs to SWS over a four to five-year period and pay a production fee and related costs in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in late 2002 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The new RPCs will be more durable and of better quality than the existing RPC pools. The Company will no longer generate significant revenue from the sale of RPC granulate beyond 2001.

The replacement program and supply agreement negotiations between the Company and SWS were ongoing throughout 2001. Final negotiation of timing and completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing old generation RPC pools. The Company has differentiated between the old RPC pools that existed prior to the replacement program and the new RPC pools that will include the replacement, new generation RPCs.

In connection with the replacement program, the Company reduced the remaining useful life of the existing, old generation European RPC pool to a weighted average life of 2 years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the U.S. RPC pool to a weighted average life of 3 years. The Company also adjusted the salvage value of the existing RPC pool to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Based on the negotiated timeframe of the replacement program, the Company also evaluated the potential for an impairment of the existing RPC pools in accordance with SFAS No. 121. Due to the final negotiations with SWS, the RPC pools were evaluated in the fourth quarter of 2001 to be impaired under the provisions of SFAS No. 121. An impairment charge of $56.2 million was recorded against the carrying value of the European RPC pool, and an impairment charge of $9.2 million was recorded against the carrying value of the U.S. RPC pool.

Management has made certain estimates in the timing of the RPC replacement program in Europe and the U.S. These estimates affect the amount of the impairment of the existing RPC pools. The current timing estimates could be changed based on the debt restructuring efforts of the Company (see Note 6).

The accompanying consolidated statement of operations for the year ended December 31, 2001 includes a charge for asset impairment of $4.8 million related to certain equipment used in the Company’s pallet pooling operation in Canada. The Company undertook the development of a leased pallet handling system at its facility in Toronto, Ontario, in 1999 and 2000. This handling system consisted of an automated sorting and

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

repair assembly line. Management has determined that the handling system is impaired due to the Company’s decision in the fourth quarter of 2001 to cease producing the primary pallet type to be constructed by the handling system.

The Company acquired a customer resource management (“CRM”) software system in 2000 that was intended for the consolidation and tracking of customer information. Due to the Company’s growth plan adjustments, the CRM software was considered to be no longer compatible with the Company’s size. Accordingly, the accompanying consolidated statement of operations for the year ended December 31, 2001 includes a restructuring charge for asset impairment of $0.4 million.

Management believes that there was no further impairment of property, plant and equipment as reflected in the Company’s consolidated financial statements as of December 31, 2001.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, is amortized using the straight-line method over 15 to 30 years (weighted average life of 28 years).

Software development costs are accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” All costs incurred prior to the development stage of a software product created or obtained for internal use are charged to expense as incurred. The development stage of a computer software product begins once the design of the product is created, inclusive of software configuration and software interfaces. The development stage also includes coding, installation of software onto hardware and testing. Costs incurred during the development stage are capitalized and are amortized on a straight-line basis over the estimated useful economic lives of the software, not to exceed four years, once the product is substantially complete and ready for its intended use. Costs of training and maintenance are charged to expense where the costs are incurred. As of December 31, 2000 and 2001, unamortized software costs were $3.2 million and $1.6 million, respectively. Amortization of capitalized internal software development costs totaled $0.2 million for the year ended December 31, 1999, $0.1 million for the year ended December 31, 2000, and $0.1 million for the year ended December 31, 2001.

Management believes that there has been no impairment of the goodwill and other intangible assets for continuing operations as reflected in the accompanying consolidated financial statements as of December 31, 2001, in accordance with SFAS No. 121. See Recent Accounting Pronouncements below for a discussion of the prospective requirements for accounting for impairment of goodwill and other intangible assets and the anticipated 2002 impairment.

Investment in Equity Entities

Entities for which the Company has between 20% and 50% of voting rights, and over which the Company exercises significant influence are accounted for using the equity method.

The Company uses the equity method to account for its investment in IFCO-Japan. Through December 31, 1999, SIL’s share of operating losses in IFCO-Japan exceeded its capital investment, and accordingly the investment in IFCO-Japan has been reduced to zero. In 1999, SIL agreed to fund the losses of IFCO-Japan and accordingly has recorded its proportionate share of the losses in IFCO-Japan in excess of its investment. During 2000 and 2001, IFCO Japan had net income, and as a result SIL has recorded its proportionate share of

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

the net income in excess of the 1999 accumulated losses in other assets on the accompanying consolidated balance sheets as of December 31, 2000 and 2001. IFCO-Japan’s income and losses that have been recorded are included in net income or loss from equity entities in the accompanying combined and consolidated statements of operations.

Prior to March 8, 2000, the Company used the equity method to account for its investment in IFCO-U.S. Through March 8, 2000, SIL’s share of the operating losses in IFCO-U.S. exceeded its initial capital investment. SIL recorded its proportionate share of the losses in IFCO-U.S. in excess of its investment as accumulated losses in excess of investment in equity entities, as SIL agreed to fund its proportionate share of the losses. The loss that has been recognized by SIL with respect to IFCO-U.S. is recorded in net loss from equity entities in the accompanying combined and consolidated statements of operations. Effective March 8, 2000, IFCO-U.S. became a wholly owned subsidiary of the Company, and its results of operations for the period from March 8, 2000 are included in the accompanying consolidated financial statements.

IFCO-Argentina was established in 1994 as a wholly owned subsidiary of SIL. Its operations are generally similar to those of IFCO Europe. Effective December 31, 2001 IFCO Europe entered into an agreement with Cabelma S.A. (“Cabelma”) for the sale of 51% of its interest in IFCO-Argentina. The purchase price for these shares is contingent upon the fulfillment of a supply agreement between IFCO-Argentina and Cabelma. No proceeds were received in 2001.

In conjunction with this agreement, IFCO Europe and IFCO-Argentina have agreed to forgive all intercompany balances as of December 31, 2001, the closing date of the stock purchase agreement. The terms of the stock purchase agreement also require the resignation or removal of IFCO-Argentina’s board of directors. The president of Cabelma has now been appointed president of IFCO-Argentina.

IFCO Europe and Cabelma have entered into a put and call option agreement whereby as a condition for the sale of 51% of the shares, IFCO Europe has the right to repurchase from Cabelma 1% of IFCO-Argentina’s shares plus one additional share. This call option may be exercised through December 31, 2007. The call price will be determined by two investment banks based on the fair value of the shares. Should IFCO Europe exercise the call option, Cabelma may also exercise its put option to require IFCO Europe to repurchase the remaining shares owned by Cabelma. Within the call option period, Cabelma must also first offer to sell back its shares in IFCO-Argentina to IFCO Europe before selling these shares to any third party. Management of the Company has no intention of exercising the call option.

IFCO Europe and IFCO-Argentina have also signed a license agreement whereby IFCO-Argentina is granted the exclusive right to operate the IFCO logistic system in certain South American countries.

Because IFCO Europe no longer controlled IFCO-Argentina as of December 31, 2001, IFCO-Argentina has been deconsolidated as of this date in the accompanying consolidated financial statements. IFCO Europe has no commitment to continue funding IFCO-Argentina’s losses. Because IFCO Europe’s proportionate carrying amount of IFCO-Argentina’s net assets prior to deconsolidation was negative, a $1.7 million gain, net of foreign currency losses, has been recognized in order to adjust the investment carrying amount to zero. The gain has been recorded in other income in the accompanying consolidated statement of operations for the year ended December 31, 2001. IFCO-Argentina will be accounted for as an equity investment beginning January 1, 2002.

Refundable Deposits

The Company receives deposits from certain customers upon RPC delivery that are classified as refundable deposits in the accompanying consolidated balance sheets. These deposits are refunded by the Company when the RPCs are returned.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Participating Rights

The participating rights in IFCO GmbH were originally issued to SPI, a company wholly owned by SLI, with a nominal value of €5.1 million ($4.9 million as of March 8, 2000). The rights had no voting rights and were issued for an unlimited period. The rights were terminated in conjunction with the Merger and IPO. The participating rights shared in IFCO GmbH’s profits up to a maximum of €0.8 million ($0.8 million as of March 8, 2000) per year, before any other distributions were made, and in IFCO GmbH’s losses in the amount of 10% per year until the balance was exhausted.

On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of €4.1 million ($3.9 million) to SPI for the termination of the participating rights. This payment was an estimate of the amount required to terminate the participating rights. SPI reimbursed the Company in December 2000 for approximately €0.9 million ($0.8 million as of December 31, 2000) for an over-payment made by the Company to SPI on March 8, 2000.

Redeemable Participating Rights

In 1996, SIL received €1.0 million ($1.2 million) from Alexander Schoeller & Co. Management Holding GmbH (“ASMH”), a company which is wholly owned by the Schoeller family. Each year that SIL recognized a profit under German GAAP, ASMH was entitled to € 0.1 million ($0.1 million as of March 8, 2000) per annum. This amount was cumulative, and any unpaid balance due to SIL’s lack of profit bore interest at 6.0% per annum. ASMH did not participate in SIL’s losses, and had no voting rights in SIL. On March 8, 2000, the Company paid €1.4 million ($1.4 million) to ASMH to terminate these redeemable participating rights.

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

Revenue Recognition

The Company’s combined and consolidated revenues are primarily generated from 1) RPC rental fees that are recognized over the Company’s service obligation period, which is complete when the customer’s product is removed from the RPC and the RPC is returned to the Company, 2) rental pallet fees that are recognized over the rental period, and 3) the sale of recycled pallets. The Company also generates revenues from the rental of RPCs for specified periods of time, which are recognized on a straight-line basis over the rental term. Through December 31, 2001, the Company generated revenues from the sale of RPC granulate to SWS. Revenue is recognized upon delivery to SWS. Under the replacement supply agreement effective as of January 1, 2002, the Company will supply SWS with the material needed for the production of new RPCs. RPC granulate will no longer be sold to SWS for a guaranteed repurchase price, and future revenues will therefore no longer include significant revenue from the sale of RPC granulate.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

The Company’s deferred income balance relates primarily to the RPC rental income which is deferred based upon an estimate of the remaining service obligation period of the revenue cycle of RPCs. Deferred income related to RPCs was $6.6 million and $6.2 million as of December 31, 2000 and 2001, respectively.

Restructuring costs

The Company has recorded restructuring charges in accordance with Emerging Issues Task Force Release 94-3. See Note 16.

RPC Refurbishment Cost Capitalization

The Company undertook a comprehensive review of its accounting for RPC refurbishment costs during the first quarter of 2000. The results of this review led the Company to conclude that it should adopt a new accounting method that it believes best matches the RPC refurbishment costs with the revenue to which it is related. The Company now capitalizes refurbishing expenses when the RPC begins the trip cycle and subsequently records the proportionate expense throughout the trip cycle. The underlying reason for this change in accounting policy is that refurbishing the RPC prepares it for the next trip cycle. Prior to 2000, the Company charged cost of sales for refurbishing expenses when the RPC finished the trip cycle. While the accounting policy for refurbishing costs previously followed by the Company was in accordance with accounting principles generally accepted in the United States, the new policy is preferable. Accordingly, this has been presented as a cumulative change in accounting principle in the accompanying consolidated statement of operations for the year ended December 31, 2000 as a credit of $0.8 million. Due to losses in the related tax jurisdiction, there was no tax effect on this cumulative change in accounting principle.

Advertising Costs

All advertising costs are expensed when incurred. Total advertising costs were $1.5 million, $2.9 million, and $1.7 million for the years ended December 31, 1999, 2000, and 2001, respectively.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures About Fair Values of Financial Instruments,” and SFAS No. 119, “Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments,” require the disclosure of the fair value of financial instruments and both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company’s cash and cash equivalents, receivables, related party receivables, accounts payable, accrued expenses, and other current liabilities approximates fair value due to the short-term maturity of these instruments. The carrying value of the Company’s variable short-term and long-term debt approximates fair value due to variable interest rates. The Senior Subordinated Notes of $178.0 million are fixed rate debt instruments. The Senior Subordinated Notes are listed on a limited public market (the Luxembourg Stock Exchange) and the trading volume is very limited. Any available trading prices are therefore not indicative of fair value. As the Company is currently in default with respect to an interest payment on the Senior Subordinated Notes and is currently in negotiations to restructure the Senior Subordinated Notes, it is currently impracticable to estimate the fair value due to the significant uncertainties related to the future cash flows.

Foreign Currency Transactions and Translation

Sales and purchases in foreign currency are measured using the exchange rate on the day of the transaction. Foreign currency transaction gains and losses are included in the combined and consolidated statements of

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

operations. The foreign currency gains during the years ended December 31, 2000 and 2001 relate primarily to intercompany loan agreements.

The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar as its reporting currency. The financial statements of the Company’s operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains, and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates made by management include realization periods for goodwill and other intangible assets, depreciation lives and impairments for RPCs, and estimated losses on disposal of new pallet manufacturing and industrial container services operations. Although the Company reviews all significant estimates affecting its combined and consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

Loss Per Share

Basic and diluted loss per share are computed in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per common share is computed by dividing net loss applicable to ordinary shares by the weighted average number of shares of common stock outstanding. There is no difference between basic and diluted loss per share since potential ordinary shares from the exercises of stock options and warrants are anti-dilutive for all periods presented and are, therefore, excluded from the calculation. Options for employees to purchase 0, 3,347,867, and 3,248,466 ordinary shares, options for non-employees to purchase 0, 1,068,700, and 1,481,060 ordinary shares, and non-employee warrants exercisable into 0, 151,000, and 151,000 ordinary shares were outstanding as of December 31, 1999, 2000, and 2001, respectively.

Loss per share—basic and diluted for the year ended December 31, 2001 was computed using the 43,931,189 weighted average number of ordinary shares outstanding.

Loss per share—basic and diluted for the year ended December 31, 2000 was computed using the 38,823,105 weighted average number of ordinary shares outstanding. These shares include the shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to the remaining shareholders of the Company’s Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS, and IFCO International, the shares issued in conjunction with the acquisition of the 2000 Purchased Companies, and the shares issued through December 31, 2000 pursuant to the exercise of stock options.

For comparative purposes loss per share—basic and diluted for the year ended December 31, 1999 was computed using the 20,000,000 ordinary shares issued to the existing IFCO Companies’ shareholders as a result of the reorganization of entities under common control prior to the Merger in 2000.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

142”). SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning January 1, 2002.

The Company will test impairment of its goodwill in the year of adoption and annually thereafter or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including allocated goodwill. The fair value of a reporting unit will be determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model will reflect historical performance of the reporting units and prevailing values in the markets of the reporting units. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of the goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss shall be recognized in an amount equal to that excess.

Unaudited:    The Company is in the process of completing the first step of its SFAS No. 142 goodwill impairment test with the assistance of a valuation services firm. As a result of this first step analysis, the Company estimates that the reporting units related to its pallet services, pallet pooling and U.S. RPC operations may have an excess of carrying amount over fair value by a combined range of $55.0 million to $61.0 million. The Company will complete the second step of its initial SFAS No. 142 goodwill impairment test in the second half of 2002. Any impairment loss recognized as a result of the second step impairment test will be recorded as a cumulative effect of an accounting change as of January 1, 2002, the date of adoption. Additionally, application of the non-amortization provisions of SFAS No. 142 for goodwill is expected to result in a reduction of amortization expense of approximately $7.1 million.

In January 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 established accounting and reporting standards for derivative instruments and for hedging activities. The Company has determined that SFAS No. 133 does not significantly impact its financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”) addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. It applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. This statement is

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

effective for financial statements issued for fiscal years beginning after June 15, 2002; however, early adoption is encouraged. The Company is assessing the impact of SFAS No. 143 and has not yet determined whether or the extent to which it will affect the financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions,” (“APB 30”) for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management has elected not to apply SFAS No. 144 with respect to the sale of the industrial container services operations or other disposals of long-lived assets prior to 2002. The Company will adopt SFAS No. 144 in 2002, but has not yet determined the effect this pronouncement will have on its financial statements, if any.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). SFAS No. 145 eliminates FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“SFAS No. 4”) and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB 30. SFAS No. 145 amends SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. Early application of the provisions of this Statement is encouraged by the FASB and may be as of the beginning of the fiscal year or as of the beginning of the interim period in which the Statement is issued. The Company has not yet determined if they will early adopt this statement in 2002. The Company has also not yet evaluated the impact of SFAS No. 145 on the consolidated financial statements for future periods.

3.    Business Combinations:

Acquisition of PalEx and IFCO-U.S.

The acquisition of PalEx and the remaining interest in IFCO-U.S. were accounted for as purchase business combinations and have been reflected in the Company’s combined and consolidated financial statements effective on the date of the Merger. The aggregate consideration paid in these transactions was $91.5 million in cash, 7.4 million of the Company’s ordinary shares with a fair value of approximately $110.7 million based on the IPO price of the ordinary shares, and 1.0 million vested options, in exchange for vested PalEx options, with a fair value of approximately $7.3 million. Management is of the opinion that there were no material separately

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

identifiable intangible assets as part of these acquisitions. The following table reflects the allocation of purchase price to assets, liabilities and goodwill as of the date of the acquisition of PalEx and IFCO-U.S.:

Cash paid, net of cash acquired	$91.5
Fair value of ordinary shares	110.7
Fair value of converted PalEx options	7.3

$209.5
Fair value of assets acquired	(179.2)
Fair value of liabilities assumed	213.6

Goodwill	$243.9

Acquisition of the 2000 Purchased Companies

During 2000, IFCO North America acquired the 2000 Purchased Companies, which were accounted for as purchase business combinations and have been reflected in the Company’s consolidated financial statements from their respective dates of acquisition. Three of these companies are engaged in pallet recycling and one is engaged in the reconditioning of steel drums. The aggregate consideration paid in these transactions was approximately $73.4 million in cash, 1.0 million of the ordinary shares of the Company with an estimated fair value of approximately $22.1 million, and issuance of subordinated notes payable to former shareholders of approximately $6.6 million. The value assigned to the shares issued was determined based on the market price of the Company’s ordinary shares over a period of time before and after the Company and the 2000 Purchased Companies had reached agreement on the purchase price and the proposed transaction was announced. Management is of the opinion that there were no material separately identifiable intangible assets as part of these acquisitions. The following table reflects the allocation of purchase price to assets, liabilities, and goodwill as of the date of the acquisition of the 2000 Purchased Companies:

Cash paid, net of cash acquired	$73.4
Fair value of ordinary shares	22.1
Subordinated notes payable issued	6.6

$102.1
Fair value of assets acquired	(26.4)
Fair value of liabilities assumed	16.8

Goodwill	$92.5

The accompanying balance sheet as of December 31, 2001 includes an accrued liability in the amount of $0.5 million representing the amount due to the previous owners of one of the 2000 Purchased Companies under an earn-out agreement entered into in conjunction with the acquisition, and will be paid by the Company in 2002.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Pro Forma Presentation

The following table sets forth unaudited pro forma statements of operations data of the Company which reflects adjustments to the combined and consolidated financial statements to present the effect of the acquisitions of PalEx, IFCO-U.S., and the 2000 Purchased Companies and the disposition of pallet manufacturing and industrial container services as if the acquisitions and dispositions were effective January 1, 1999 and 2000, respectively:

	Year Ended
	December 31, 1999	December 31, 2000
	(unaudited)
Revenues	$346.3	$383.5

Loss from continuing operations	(26.6)	(44.5)
Net loss	(11.0)	(110.0)
Net loss per ordinary share—basic and diluted	(0.27)	(2.83)

Weighed average ordinary shares	41,469,710	38,823,105

Pro forma adjustments included in the amounts above primarily relate to adjustments to interest expense attributable to incremental borrowing levels and incremental interest rate levels, amortization of goodwill and adjustment to the income tax provisions based on pro forma operating results. Net loss per ordinary share—basic and diluted assumes all shares had been outstanding for the periods presented.

4.    Property, Plant and Equipment:

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	As of December 31,
		2000	2001
Land		$1,517	$1,558
Buildings	15-40	7,065	6,185
RPCs	3-8	216,360	142,063
Pallet Pool	30	15,586	12,190
Machinery and equipment	4-10	28,111	24,685
Furniture and fixtures	4-10	4,136	3,171
Tractors and trailers	5-6	1,781	1,141

		274,556	190,993
Less: Accumulated depreciation and amortization		(35,263)	(41,456)

		$239,293	$149,537

Of the total assets above, costs of $37.2, $36.1, and $25.2 million, and accumulated amortization of $2.9, $4.2, and $3.8 million are held under capital leases as of December 31, 1999, 2000, and 2001, respectively.

The Company records related party RPC granulate cost of sales as part of its sales of broken or otherwise unusable RPCs. The related party RPC granulate cost of sales represents the remaining non-cash charge of the undepreciated salvage value of the RPCs plus certain cash charges for conversion and transportation costs.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Depreciation and amortization expense attributable to property, plant and equipment, the non-cash portion of related party RPC granulate cost of sales, and RPC breakage and shrinkage expense included in cost of sales in the accompanying combined and consolidated statements of operations are collectively $35.8, $37.7 and $34.9 million for the years ended December 31, 1999, 2000 and 2001, respectively. Total depreciation and amortization expense related to property, plant and equipment for continuing operations for the years ended December 31, 1999, 2000 and 2001 was $12.2, $19.3 and $23.4 million, respectively. Before the 2000 change in estimate, RPC breakage expense was recorded separately as a component of cost of sales. RPC breakage expense for the year ended December 31, 1999 was $13.9 million (see Note 2).

5.    Detail of Certain Balance Sheet Accounts:

Receivables

The major components of receivables are as follows:

	As of December 31,
	2000	2001
Trade	$96,387	$107,934
Less: Allowance for doubtful accounts	(8,096)	(8,315)

	$88,291	$99,619

The Company’s allowance for doubtful accounts consists of the following:

	Year ended December 31,
	1999	2000	2001
Balance, beginning of year	$6,079	$4,706	$8,096
Write-offs	(1,996)	(1,607)	(3,501)
Additional provisions	1,277	5,296	3,984
Increase (decrease) due to foreign exchange translation	(654)	(299)	(264)

	$4,706	$8,096	$8,315

Inventories

The major components of inventories are as follows:

	As of December 31,
	2000	2001
RPC granulate	$3,021	$1,344
Pallet services inventories—
Raw materials	4,693	6,018
Work-in-process	1,622	552
Finished goods	6,924	8,609

	$16,260	$16,523

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are as follows:

	As of December 31,
	2000	2001
Debt issuance costs	$15,163	$15,117
Goodwill	212,006	214,318
Software	3,240	1,607
Other intangible assets	1,076	3,678

	231,485	234,720
Less: accumulated amortization	(8,003)	(20,396)

	$223,482	$214,324

The 2000 debt issuance costs are associated with long-term debt and are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense of debt issuance costs is included in interest expense in the accompanying combined and consolidated statements of operations.

Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2000	2001
Accrued compensation and benefits	$10,112	$9,596
Accrued interest	7,819	7,008
Accrued logistic remuneration	3,439	4,144
Other accrued liabilities	19,259	28,588

	$40,629	$49,336

6.    Debt:

Long-Term Debt

On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the “Senior Credit Facility”), to complete the syndication. The syndicate of banks, financial institutions, and other entities included Canadian Imperial Bank of Commerce and Bank One, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems’ other subsidiaries were guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., were the coarrangers, and Bank One, NA is also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx’s senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the senior subordinated notes discussed below, and initial borrowings under the Senior Credit Facility.

The results of operations for the year ended December 31, 2000 include an extraordinary loss on the early extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the Merger and

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

related transactions. Due to an overall 2000 tax loss in the related tax jurisdiction, there was no income tax effect on this extraordinary loss on the early extinguishment of debt.

In April 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement to substantially modify the terms of the Senior Credit Facility. Unless the context otherwise requires, “Amended Senior Credit Facility” refers to the Second Amended and Restated Credit Agreement as subsequently amended.

Terms of Senior Credit Facility from the closing date of the IPO and the Merger to December 31, 2000

The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the “Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.3 million (the “Revolver”). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO Systems or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million. Availability under the Revolver was subject to a borrowing base.

Terms of Amended Senior Credit Facility, effective as of December 31, 2000

The Amended Senior Credit Facility provided for borrowings of up to $178.0 million and consisted of (1) a term loan facility in an aggregate principal amount of $78.0 million (the “Amended Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the “Amended Revolver”). There were no additional borrowings available on the Amended Term Loan, nor were there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of the new pallet manufacturing operations and the industrial container services operations. The Amended Term Loan was payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount was permanently reduced by any required principal reduction. Availability under the Amended Revolver was subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

The Amended Senior Credit Facility permitted cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

Terms of Amendment No. 1 and Consent to Amended Senior Credit Facility, Effective as of June 12, 2001.    In June 2001, the Company entered into an amendment of terms of and consent with respect to the Amended Senior Credit Facility. The amendment included an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“EBITDA”), restrictions on payments in respect of the senior subordinated notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems’ and IFCO North America’s ability to make optional payments in respect of other long-term debt.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Pursuant to Amendment No. 1, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems’ pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

Terms of Amendment No. 2 and Waiver to Amended Senior Credit Facility, Effective as of August 31, 2001.    In August 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changed the definition of EBITDA by excluding any non-cash income and losses from exchange gains or losses, and modifies the requirements for the consolidated senior leverage ratio (the ratio of all debt other than the senior subordinated notes and certain other long-term debt to EBITDA). The amendment also waived the Company’s delays in compliance with reporting requirements for the year ended December 31, 2000, because of the delay in preparing the Company’s audited financial statements for 2000.

Terms of Amendment No. 3 and Waiver to Amended Senior Credit Facility, Effective as of September 30, 2001.    In October 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment adds certain assets to the borrowing base calculation and increases the advance rate on eligible RPCs from 20% to 25%. The amendment required the Company to provide borrowing base reports within 15 business days after the end of each calendar month. The amendment established that, in the event the amounts outstanding under the Amended Revolver exceed the lesser of the borrowing base or the total revolving credit commitments, the administrative agent will first give notice to the Company before any repayment obligations are effective. The amendment provided for four monthly installment payments of $0.7 million on the principal amount of the Amended Term Loan beginning September 30, 2001, and for quarterly installment payments of $2.0 million on the principal amount of the Amended Term Loan beginning March 31, 2002. The remaining principal balance on the Amended Term Loan will be due no later than December 31, 2002. Cash collections on any notes receivable due to the Company that were issued by the buyers in conjunction with the sale of the new pallet manufacturing operations will be applied to the installments of the Amended Term Loan in order of their respective due dates and may not be reborrowed. The cash proceeds from any asset sale, as defined and occurring after the closing of the sale of the pallet manufacturing operation, will be applied to the installments of the Amended Term Loan in inverse order of their respective due dates and may not be reborrowed. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the pallet manufacturing operations and the contemplated sale of the industrial container services business. The amendment waived certain mandatory prepayment and commitment reductions in connection with borrowing base limitations and waived compliance with the total leverage and senior leverage ratios for the quarter ended September 30, 2001.

The amendment provided consent to the sale of the Company’s pallet manufacturing operations and the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the new pallet manufacturing operations of approximately $18.4 million to the Amended Revolver and approximately $26.9 million to the Amended Term Loan. The amendment provided for the application of the sales proceeds of the industrial container services operations of approximately $14.4 million to the Amended Revolver and approximately $42.6 million to the Amended Term Loan. The application of the sales proceeds was amended under Amendment No. 4 as a result of the renegotiation of the industrial container services purchase price.

Terms of Amendment No. 4 and Waiver to Amended Senior Credit Facility, Effective as of December 31, 2001.  In February 2002, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changed the definition of Consolidated EBITDA by including,

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

for 2001 only, other extraordinary and non-recurring cash and non-cash expenses or losses in an aggregate amount not to exceed $7.35 million. The amendment also changed the Company’s monthly financial reporting requirements through June 30, 2002, to unaudited unconsolidated monthly internal financial statements and management reports. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the industrial container services operations. The amendment waived compliance with the total leverage, senior leverage, and interest coverage ratios and minimum net worth covenants for the quarter ended December 31, 2001 and the minimum net worth covenant for the quarter ended September 30, 2001. These waivers were necessary because of the delay in completing the sale of the industrial container services business, which at the time of the previous amendment was expected to be completed on or before the end of 2001.

The amendment provided consent to the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the industrial container services operations of approximately $20.3 million to the Amended Revolver and approximately $16.5 million to the Amended Term Loan.

Forbearance Agreement.    On April 15, 2002, the Company and the lenders for the Amended Senior Credit Facility entered into a Forbearance Agreement pursuant to which the Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility and the lenders agreed not to take action on such matters for a temporary forbearance period. The Company acknowledged that it had (1) received an over advance under the Amended Revolver of approximately $2.5 million and (2) failed to pay accrued interest under the senior subordinated notes of approximately $9.4 million due on March 15, 2002. See “—Senior Subordinated Notes.” The lenders generally agreed to a forbearance period ending on June 15, 2002 with respect to these defaults or events of default. The forbearance period could be shortened upon the occurrence of certain events, including the Company’s failure to comply with the Forbearance Agreement, the existence of any other default or event of default under the Amended Senior Credit Facility, the existence of any other default or event of default with respect to the Senior Subordinated Notes, or the notice of possible exercise by holders of Senior Subordinated Notes of any rights and remedies available under indenture governing the Senior Subordinated Notes.

Waiver to Amended Senior Credit Facility, Effective as of April 30, 2002.    In February 2002, the Company entered into a waiver with respect to the Amended Senior Credit Facility effective as of April 30, 2002. The waiver provided a temporary waiver of the Company’s compliance with certain reporting requirements for the year ended December 31, 2002, including the delivery of audited financial statements. The temporary waiver expired on June 30, 2002.

Status of Amended Senior Credit Facility at December 31, 2001 and Currently

The Amended Term Loan and Amended Revolver bear interest at an annual rate of 350 basis points over LIBOR or the prime rate. The Company currently has no eurocurrency loans. All letters of credit currently bear interest at an annual fee of 450 basis points over LIBOR or the prime rate. As of December 31, 2001, the outstanding debt under the Amended Term Loan and Amended Revolver had a weighted average interest rate of 5.5% per annum.

There was $117.6 million outstanding under the Amended Senior Credit Facility as of December 31, 2001, including $47.0 million under the Amended Term Loan and $70.6 million under the Amended Revolver. Amendment No. 4 in February 2002 reduced the amount of the revolving credit commitment to $85.0 million upon the closing of the sale of the Company’s industrial container services operations. Subject to borrowing base limitations, availability as of May 31, 2002 was $0.9 million, which is calculated as the total commitment under

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

the Amended Revolver ($85.0 million) less amounts due under the Amended Revolver ($67.8 million) and commitments for outstanding letters of credit ($16.3 million).

Subject to the subsequent Amendments discussed above, the Amended Senior Credit Facility provided multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility; provided, however, loans under the Amended Senior Credit Facility shall no longer be made in Canadian dollars. There were commitments for outstanding letters of credit in the amount of $10.6 million as of December 31, 2001.

IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America’s obligations under the Amended Senior Credit Facility, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America’s obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties’ substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

The Company’s borrowings under the Amended Revolver may not exceed the borrowing base. The borrowing base is calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. Eligible accounts receivable excludes, among other things, accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected, accounts receivable over 90 days old, and accounts receivable of companies in bankruptcy proceedings. Eligible inventory includes pallets that the Company owns for lease to third parties. Eligible RPCs include only those RPCs owned by IFCO-U.S. or the Company’s Canadian subsidiary. The Company is required to deliver a borrowing base certificate to the administrative agent within 15 days after the end of each month.

The Amended Senior Credit Facility also contains a number of covenants that, among other things, limit IFCO Systems’ and its subsidiaries’ ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with  affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on EBITDA.

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

The Company’s failure to make a €10.625 million, or approximately $9.4 million, interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on the Company’s Senior Subordinated Notes has resulted in an event of default under the indenture governing the Senior Subordinated Notes. The nonpayment has also created a cross-default under the Amended Senior Credit Facility. After negotiations with an ad hoc committee of noteholders representing the holders of over 70% of the outstanding principal amount of the Senior Subordinated Notes, an agreement was reached in principle on June 27, 2002 to restructure the senior subordinated notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt for

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

equity swap. At any time as a result of the expiration of the forbearance period discussed above or if the Company is unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to the Company’s senior lenders, at all or in a timely manner, the Company’s senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility.

In addition to the cross-default based upon the status of the Senior Subordinated Notes discussed above, there are also certain covenant defaults under the Amended Senior Credit Facility. These covenant defaults include (1) exceeding the permitted borrowing base as of May 31, 2002, primarily due to a change in the interpretations by the lenders of eligible accounts and the exclusion of certain intercompany and other accounts receivable, (2) failure to comply with the minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002, primarily as a result of the $70.1 million charge for impairment of property, plant and equipment taken in 2001, (3) failure to comply with the total leverage, senior leverage, and interest coverage ratios, which are based on consolidated EBITDA, and (4) delays in timely compliance with certain financial reporting requirements for 2001 and certain periods in 2002.

The Company’s borrowings under the Amended Revolver as of May 31, 2002, exceeded the permitted borrowing base under the Amended Senior Credit Facility as of that date. It is the Company’s intent to pay down the outstanding principal amount of the Amended Revolver promptly upon notice by the administrative agent to bring it at or below the borrowing base level at May 31, 2002, and also plan to seek a waiver of the May 31, 2002 default from the lenders. It is also possible that when the borrowing base is calculated as of June 30, 2002, and delivered to the lenders, the Company’s borrowing levels under the Amended Revolver as of June 30, 2002, will also have exceeded the permitted borrowing base as of that date. If so, it is the Company’s intent to pay down the outstanding principal amount of the Amended Revolver promptly upon notice from the administrative agent to bring it down to permitted levels and to seek a waiver of any such default from the lenders. The Company is in discussions with the lenders regarding amendment of the borrowing base calculation, however, there can be no assurances that the Company will be able to obtain these waivers when requested or any requested amendment or that the Company would be able to pay down the outstanding balance of the revolver to permitted levels.

As the result of net loss for 2001, which includes the impairment charge taken in 2001 with respect to the Company’s RPC pools and certain equipment in the pallet pooling operations, and the loss on sale of the industrial container services operations, the Company is in default of the minimum net worth covenant as of December 31, 2001. The Company intends to seek a waiver of this default from the lenders and an amendment of the net worth covenant, reflecting the impact of the net loss, for future periods; however, there can be no assurance that the Company will be able to obtain the waiver or amend the covenant.

As of December 31, 2001 the Company failed to comply with the total leverage, senior leverage, and interest coverage ratios. These are based on consolidated EBITDA. In 2001, there were non-recurring items in excess of $7.5 million, but there is a limitation under the terms of the Amended Senior Credit Facility from adding back to consolidated EBITDA any greater amount. The Company intends to seek a waiver of this default from the lenders and has requested an amendment to increase the amount of non-recurring items that may be added back to consolidated EBITDA; however, there can be no assurances that the Company will be able to obtain the waiver or amend this limitation.

One or more defaults also exist with respect to delays in complying with financial reporting covenants. The waiver granted by the lenders effective April 30, 2002, with respect to the Company’s 2001 audited financial statements, along with related financial information and certain certifications by management, expired on June 30, 2002 because the required information was not delivered by that date. The 2001 audited financial statements

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

will be delivered along with the required financial information for 2001 to the lenders as soon as possible after the filing of this report, which will cure the covenant default. In addition, the Company has not delivered unaudited financial statements, and related financial information and certificates, for the quarter ended March 31, 2002, which were due by May 30, 2002, as well as the required related financial information and certificates, to the lenders before the end of July 2002, which will cure the default.

Management intends to meet with the lenders under the Amended Senior Credit Facility on July 16, 2002 to discuss waiver requests and possible amendments related to these and other covenants under the Amended Senior Credit Facility. The Company cannot assure that it will be able to obtain any or all of the requested waivers or amendments or otherwise be successful in the discussions with the lenders.

If the Company is unable to negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, the Company will exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If the Company’s borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Senior Credit Facility that cannot be cured. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation.

If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default is the result of the commencement of bankruptcy, insolvency, or similar proceedings by or against the Company or one of its subsidiaries, then the lenders’ remedies are immediately in effect. Upon the occurrence of any other event of default, lenders holding more than 50% of the principal amount outstanding under the Amended Senior Credit Facility may require the administrative agent to exercise the lenders’ remedies or consent to the administrative agent’s exercise of the lenders’ remedies. The lenders’ remedies include the ability to immediately terminate the Amended Revolver and declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the senior subordinated notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the senior subordinated notes.

Senior Subordinated Notes

On March 8, 2000, IFCO Systems issued €200.0 million ($178.0 million as of December 31, 2001) principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10.625% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, which commenced September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company’s material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems’ existing and future senior debt, including IFCO Systems’ obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

significant covenants, which restrict IFCO Systems’ corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

The Company did not make the interest payment of approximately €10.625 million, or approximately $9.4 million, due on March 15, 2002, with respect to the Senior Subordinated Notes. The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. Under the indenture governing the Senior Subordinated Notes, the Company had 30 calendar days to make the interest payment before an “event of default”‘ under the indenture would have occurred. The Company and its financial advisor then began to explore with the noteholders various options to reduce its total debt burden as well as its interest payment obligations.

Noteholders holding in excess of 70% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the senior subordinated notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders, under its senior credit facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, the Company reached an agreement in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt for equity swap. The proposed restructuring of the Senior Subordinated Notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities, as the Company’s principal shareholders, is subject to the execution of a definitive restructuring agreement, approval by the Company’s lenders under the Amended Senior Credit Facility, approval of the requisite number of noteholders and approval of certain corporate actions by the requisite number of the Company’s shareholders.

The ownership interest of the Company’s current shareholders will be severely diluted after a successful completion, if any, of the restructuring of the Company’s debt. Under the terms of the agreement in principle, the Company’s current shareholders will retain 10% of the issued and outstanding ordinary shares immediately following the completion of the restructuring. The Company expects that its current shareholders will also be issued warrants to acquire additional ordinary shares, which together with the ordinary shares currently owned, will represent up to 35% of the post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan), depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005. Alternatively, the proposed restructuring may be structured so that the Company’s current shareholders receive a new class of Class B ordinary shares of the Company (in lieu of the warrant structure described above) equal to 10% of the issued and outstanding ordinary shares immediately following the completion of the restructuring, with the Company’s noteholders receiving Class A ordinary shares equal to 90% of the Company’s

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

issued and outstanding ordinary shares immediately following the completion of the restructuring. Depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005, the Class B ordinary shares held by the Company’s current shareholders would be convertible into Class A ordinary shares of the Company representing up to 35% of the post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan). As a result, under either alternative, the Company’s noteholders would, if the proposed restructuring is completed successfully, control 90% of the Company’s issued and outstanding ordinary shares immediately following the restructuring.

Under the terms of the proposed restructuring, the exchange of the Senior Subordinated Notes for our ordinary shares will be implemented through a Dutch Akkoord to equitize the Senior Subordinated Notes in favor of the noteholders and a filing of certain of the Company’s U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. However, if the number of holders of the Senior Subordinated Notes consenting to the exchange exceeds 97% of principal amount of the Senior Subordinated Notes, then the method of implementation of the proposed restructuring shall, as mutually agreed upon between the Company and the ad hoc committee of noteholders, be modified to include a voluntary exchange offer in respect of the Senior Subordinated Notes, in place of the Dutch Akkoord and U.S. Chapter 11 filing.

Implementation of the restructuring of the Senior Subordinated Notes is further subject to the satisfaction of or waiver by the ad hoc committee of certain conditions, including having no material adverse tax consequences for the Company arising from the restructuring. The Company and the ad hoc committee have not yet determined the tax consequences of the restructuring, but these tax consequences could have a material negative impact on the financial position and results of operations of the Company.

Upon a successful completion, if any, of the restructuring of the Company’s debt, the Board will be comprised of seven members, three of which would be nominated by the Company’s noteholders, three of which will be nominated by the Schoellers, as the Company’s principal shareholders, and one of which will be a member of the Company’s management. As a result of this composition, the interests of the Schoellers and the Company’s current shareholders generally as now represented on the Board will be substantially reduced.

The Company hopes to complete a restructuring based on the agreement in principle reached with the ad hoc committee of noteholders and reach an agreement with the Company’s senior lenders that will allow the Company to restructure its balance sheet to reduce its debt and interest burdens resulting from both the Company’s Senior Subordinated Notes and the Company’s obligations under the Amended Senior Credit Facility. If the Company is unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to the Company’s senior lenders, at all or in a timely manner, the entire principal amount of all the Senior Subordinated Notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the senior subordinated notes or the holders of 25% or more of the aggregate principal amount of the senior subordinated notes. In addition, the Company’s senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. In either event, the Company would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on the Company’s assets that secure the Amended Senior Credit Facility.

Bromley Note

As part of the purchase price for the Bromley asset acquisition, one of the 2000 Purchased Companies, the Company issued a subordinated note in the original principal amount of approximately $6.6 million. In

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

connection with the proposed restructuring of the Company’s debt, and the senior position of both the Amended Senior Credit Facility and Senior Subordinated Notes, the Company determined not to make the payments of principal and interest on the Bromley subordinated note that were due on April 1, 2002 and July 1, 2002 totaling $0.9 million. The note is an unsecured obligation of an indirect subsidiary of the Company, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under the Company’s Senior Credit Facility and the Senior Subordinated Notes. The Bromley note accrues interest at the rate of 9% per annum and has an outstanding principal balance of $5.1 million as of December 31, 2001.

As a result of the aforementioned defaults, the Company has classified the amounts due under the Senior Subordinated Notes, the senior credit facility, and the Bromley note as current on the accompanying consolidated balance sheet as of December 31, 2001.

Long-term debt and senior subordinated notes consist of the following:

	As of December 31,
	2000	2001
Senior subordinated notes	$187,760	$178,020
Senior credit facility	135,973	117,636
Other	7,570	6,586

	331,303	302,242
Less: current maturities	(3,807)	(301,040)

	$327,496	$1,202

The maturities of long-term debt and senior subordinated notes are as follows for the year ending December 31, 2001:

Amount
2002	$301,040
2003	286
2004	286
2005	286
2006	225
Thereafter	119

$302,242

Receivable Factoring

The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, previously entered into factoring agreements under which IFCO GmbH companies could offer all of their trade receivables to a factoring agent. Under the factoring agreements, the sales price was the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

factored receivables. The factoring agent had the right to collect the receivables and bore the collection risk. The factoring agent was required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, was held in an escrow account and was remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 1.25%, or 4.5% as of December 31, 2001. These IFCO GmbH companies factored approximately 44% of their receivables and incurred factoring and interest charges of $4.3 million, $3.6 million and $2.5 million for years ended December 31, 1999, 2000, and 2001, respectively. These charges are shown as factoring charges on the accompanying combined and consolidated statements of operations.

Effective September 30, 2001 the Company’s factoring agent terminated the Company’s factoring agreements for its operating subsidiaries in France, Italy and Spain and notified the Company that its factoring agreement in Germany would be terminated as of January 31, 2002. Since the respective subsidiaries were unable to make required repayments by October 2, 2001 for factoring activity in France, Italy and Spain through the termination date, the former factoring agent applied amounts collected on the Company’s behalf to the amounts due to the former factoring agent until the repayment obligation was satisfied in full. As of October 2001, the outstanding obligations to the respective factors for these subsidiaries had been completely repaid, except for the factor for Germany, which has agreed to extend the repayment period for overadvances until August 31, 2002, and requires weekly installments until that date.

The Company subsequently entered into new factoring agreements with local factoring agents in France and Spain. The Company commenced factoring in France in December 2001. Factoring volume under the new French factoring agreement may not exceed €3.0 million ($2.7 million as of December 31, 2001) at any time. The sales price is the nominal value of the receivables less a factoring fee of 0.38% of the nominal value of the factored receivables. Under the new French factoring agreement, the interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 0.80%, or 4.1% as of December 31, 2001.

The Company has also entered into two new factoring agreements in Spain. The agreements commenced in December 2001 and February 2002, respectively, and both are currently in effect. Under the first agreement, factoring volume in Spain may not exceed €3.2 million ($2.8 million as of December 31, 2001) at any time, which increased to approximately €5.3 million ($4.6 million as of February 28, 2002) in February 2002. Total volume under the second Spanish factoring agreement may not exceed €2.0 million ($1.7 million as of February 28, 2002) at any time. The sales prices under the two Spanish factoring agreements were the nominal value of the receivables less a factoring fee of 0.20% and 0.25%, respectively, of the nominal value of the factored receivables. Under both agreements, the interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 1.25%, or 4.5% as of December 31, 2001.

The Company intends to replace the old factoring agreements in Germany and Italy and is in discussions with prospective factoring agents.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Capital Lease Obligations

The Company has entered into leases with third parties principally for RPCs that are accounted for as capital leases. The present value of minimum lease payments were as follows as of December 31, 2001:

Amount
2002	$11,259
2003	12,036
2004	3,555
2005	1,728
2006	910
Thereafter	—

Total future minimum lease payments	29,488
Less amounts representing interest, at 5.83%—9.09%	(2,825)

$26,663

Current	10,036
Non-current	16,627

Total	$26,663

All capital lease obligations of the Company will remain unaffected by the proposed restructuring of the Company’s Senior Subordinated Notes and the Company intends to pay these capital lease obligations in full as such claims become due and payable.

7.    Liquidity:

The Company has had recurring operating losses and a recurring net cash deficit from operating activities. Currently, the company is in default with respect to an interest payment on the Senior Subordinated Notes and is in violation of certain covenants of the Amended Senior Credit Facility. The Company is in the process of restructuring the Senior Subordinated Notes and attempting to amend the Amended Senior Credit Facility. Additionally, as a result of the level of the outstanding borrowings, borrowing base limitations, and existing covenant violations, the Company had little or no additional borrowing availability under the Amended Revolver and Amended Senior Credit Facility as of December 31, 2001 and in the first half of 2002. These circumstances raise significant uncertainties regarding future financing and substantial doubt about the Company’s ability to continue as going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Although it is the Company’s intent to enter into discussions with the lenders under the Amended Senior Credit Facility with respect to possible amendments of the facility, there can be no assurances that the Company will be successful in obtaining any amendments that would improve the Company’s cash liquidity. Accordingly, the Company is focused on improving revenues in all business segments, including concentration on local businesses in Southern Europe in order to increase turns in the European RPC pool and the introduction of a national sales program in order to provide services to national accounts and thereby increase sales. The Company recognizes that its ability to increase revenues is to a significant degree constricted by any limitations on its ability to make necessary capital expenditures. The proposed restructuring of the Senior Subordinated Notes is intended to reduce the Company’s interest burden. The Company is continuing its efforts to cut costs significantly, both in European and North American operations. Although the Company believes there has been substantial progress in this area in 2001, through the implementation of more effective internal processes with

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

fewer personnel and outsourced costs, the integration of processes in North America, and additional logistic and washing cost efficiencies in Europe, it also believes that there is still room for improvement in each of these areas. As a result of these initiatives, the Company expects to achieve successful operations and that operating cash flows will improve to levels sufficient to meet operating needs, including interest payments on its remaining debt, and also expects incremental borrowing to be minimal. However, there can be no assurances that the Company will be able to achieve these objectives.

The Company’s ability to operate as a going concern is dependent on its ability to successfully negotiate with the Noteholders to restructure the Company’s Senior Subordinated Notes and to successfully negotiate with the lenders of the Amended Senior Credit Facility to amend the facility. Although no assurances can be given, management remains confident that the Company will be able to continue to operate as a going concern.

8.    Minority Interest:

In 1999 IFCO Europe had outstanding, one share of preferred stock held by a subsidiary of GECC. The holder of the preferred share was entitled to 16% of the vote on all matters of which common shareholders were entitled to vote. The other 84% of votes were held by the common shareholders. The holder of the preferred share participated in 24% of the profits of IFCO Europe. However, the preferred share had preference over the first €1,150 ($1,225 using the weighted average exchange rate for the year ended December 31, 1999) of profits before any profits were distributed to the common shareholders. SLT has purchased the minority interest and contributed it to the Company in conjunction with the Merger and the IPO.

9.    Income Taxes:

	Year ended December 31,
	1999	2000	2001
Loss before income taxes
Germany	$3,532	$26,515	$91,057
Foreign	8,911	16,310	27,775

Total	$12,443	$42,825	$118,832

Income tax provision
Current
Germany	$(106)	$(54)	$(82)
Foreign	(214)	(784)	(992)

Total current	(320)	$(838)	$(1,074)

Deferred tax benefit
Germany	—	—	—
Foreign	—	1,497	2,864

Total deferred	—	1,497	2,864

Total (provision) benefit	$(320)	$659	$1,790

Included in discontinued operations	$—	$904	$—

From continuing operations	$(320)	$(245)	$1,790

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

The differences in income taxes provided, excluding discontinued operations, and the amounts determined by applying appropriate blended statutory tax rates to loss before income taxes result from the following:

	Year ended December 31,
	1999	2000	2001
Tax benefit at blended statutory rate (48.8%, 35.2% and 34.7%, for 1999, 2000 and 2001, respectively)	$6,072	$15,071	$41,191
(Decrease) increase resulting from:
Movement in valuation allowance	(6,133)	(23,975)	(56,486)
Effect of tax rate change	—	3,923	—
Participating rights	(160)	—	—
Non-taxable intercompany interest income		7,377	17,255
Non-deductible finance charges	(304)	(640)	(870)
State and provincial taxes		(110)	3,746
Goodwill amortization	(141)	(1,389)	(2,492)
Other	346	(502)	(554)

Income tax (provision) benefit	$(320)	$(245)	$1,790

The movement in valuation allowance shown above excludes the effect of discontinued operations and foreign exchange translation.

In 1999, deferred taxes have been provided at the expected tax rate for earnings of 48.8% in total. In 2000 and 2001, due to a change in tax legislation in Germany with respect to the tax rate for corporate income tax purposes, expected German tax rates for earnings has been reassessed to 36.0%. Due to the reassessment of the German expected tax rate on earnings, the 2000 tax benefit at the statutory rate decreased by approximately $3,923.

Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company’s net deferred tax assets and liabilities are as follows:

	At December 31,
	2000	2001
Deferred income tax liabilities:
Accelerated depreciation	$66,399	$37,520
Unrealized foreign currency gain	1,415	6,784
Deferred financing costs	2,642	2,378
Other	3,117	14,397

Total deferred income tax liabilities	73,573	61,079
Deferred income tax assets:
Carryforward losses	70,412	96,434
Capitalized RPC cost	10,723	9,599
Interest limitation	10,264	27,652
Loss from discontinued operations	6,055	23,485
Patent	1,555	702
Allowance for doubtful accounts	1,833	1,471
Inventory basis differences	1,027	852
Other accruals and reserves	1,463	3,499
Other	3,833	6,483

Total deferred income tax assets	107,165	170,177

Valuation allowance	(36,456)	(109,098)

Net deferred income tax assets	70,709	61,079

Deferred income tax liability, net	$2,864	$—

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

At December 31, 2000 and 2001, the Company has net operating loss carryforwards available as follows:

	At December 31,
	2000	2001
Germany	$188,492	$217,052
Foreign	14,014	55,840

Total	$202,506	$272,892

The loss carryforwards attributable to German operations do not expire. The loss carryforwards attributable to foreign operations partly expire through various dates until 2021. These loss carryforwards are available to offset future taxable income in their respective tax jurisdiction.

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

10.    Commitments and Contingencies:

Litigation

The Company is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on the accompanying combined and consolidated financial statements.

In September 2001, a suit was filed by Arthur Stöckli (“Stöckli”) and his affiliate, Asto Consulting Innovative Marketing S.A. (“Asto”), in the Regional Court in Munich, Germany, against IFCO Europe with respect to certain contracts entered into by the Company with Stöckli and Asto. Stöckli is seeking to recover certain sales commissions, remuneration, and expenses allegedly owed to him pursuant to an agency agreement between IFCO Europe and Stöckli with respect to the sale of certain products in Spain and an agreement between one of the Company’s former subsidiaries and Asto for the development of the Company’s operations in Latin America. Management believes that all of these claims are unfounded and have asserted counterclaims against Stöckli and Asto for fraud and breach of contract based on Stöckli’s alleged fraudulent business activities in Argentina and Switzerland.

In 2000, the Company’s Canadian subsidiary entered into a contract with VF Automation for the production and installation of two pallet recycling production lines. Construction of the first production line was completed, but the Company maintains it did not meet the performance criteria required under the terms of VF Automation’s contract. As a result of the problems with the first production line and other issues involving VF Automation, the Company’s subsidiary directed VF Automation to stop production of the second line. After extensive efforts to recover its damages from VF Automation through negotiations, the Company’s subsidiary has commenced a legal action again VF Automation in Federal District Court, Southern District, Texas. In this breach of contract lawsuit, the Company’s subsidiary is seeking to recover all the approximately $5.4 million (based upon the exchange rate for Canadian dollars as of December 31, 2001) it paid VF Automation under its contract. Although there can be no assurance the lawsuit will be resolved favorably, the Company’s subsidiary intends to pursue its claims vigorously.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Insurance

IFCO Europe carries a broad range of insurance, including general and business auto liability, commercial property, business interruption and a general umbrella policy.

IFCO North America carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation and a general umbrella policy.

IFCO North America is self-insured for certain medical claims up to $100,000 per person per year and is self-insured for workers compensation claims up to $250,000 per incident per year. Provisions for expected future payments are accrued based on IFCO North America’s estimate of its aggregate liability for all open and unreported claims. Management has accrued $4.1 million as of December 31, 2001 and believes that this amount is adequate to cover known and unreported claims as of December 31, 2001.

Leasing Arrangements

The Company leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 2001 are as follows:

Amount
2002	$9,190
2003	7,702
2004	5,787
2005	4,616
2006	4,188
Thereafter	11,639

$43,122

Rent expense under operating leases was approximately $3.9 million, $11.0 million, and $12.0 million for the years ending December 31, 1999, 2000, and 2001, respectively.

Environmental Liabilities

In February 1998, a subsidiary of PalEx acquired Drum Service of Florida (“DSF”), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly owned subsidiary of PalEx Container Systems, Inc. (“PCS”), a wholly owned subsidiary of PalEx. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the “EPA”) and the Florida Department of Environmental Regulation (the “DER”) that they believed that DSF might be a potentially responsible party (“PRP”) regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the “Zellwood Site”). The Zellwood Site was designated a “Superfund” environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

Between March 1990 and July 1996, the EPA issued various administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2.0 million of the EPA’s costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

the Zellwood Site would be approximately $1.0 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. DSF and the other PRPs did not agree to the EPA’s demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing the previous orders.

On June 12, 1998, a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-28JGG) (the ‘‘Zellwood Suit’’). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

DSF has maintained comprehensive general liability insurance coverage for over 37 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA’s claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An insurer under one of such policies has now agreed to pay DSF’s legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF’s and IFCO North America’s insurance recoveries.

In 2001, the Company, EPA, and the U.S. Department of Justice settled the federal government’s claims relating to Zellwood. In this settlement, DSF agreed to perform certain remedial actions at the Zellwood facility, primarily testing and grounds maintenance for an extended period of time.

Following the sale in February 2002 of substantially all the assets of the Company’s industrial container services operations, the Zellwood facility continues to be owned by Drum Service, which was renamed IFCO Systems Zellwood, Inc. IFCO Systems Zellwood will retain title to the assets of this facility pending completion of negotiations between the buyer of the industrial containers services assets and EPA and FDEP for a prospective purchaser’s agreement to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. Until an agreement is completed with EPA and FDEP, the Zellwood facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Zellwood facility while IFCO Systems Zellwood continues to retain title. The agreement among the buyer, EPA, and FDEP is expected to be completed in the third quarter of 2002, at which time title to the Zellwood assets will be transferred to the buyer and half of the escrowed cash and the escrowed promissory notes from the asset sale will be distributed to the Company. However, if an agreement is not reached with EPA and FDEP before February 2003, but as an incentive to eventually complete the agreement, either party may exercise an option of closing down the Zellwood facility, transferring title to the buyer, and moving the operations to another location. The party exercises the option will incur punitive costs.

In connection with the sale of the Company’s industrial container services operations, the buyer agreed to perform the remedial actions required in the Zellwood settlement agreement with the U.S. government. Although the Company believes the buyer has the financial wherewithal to perform the necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against IFCO Systems Zellwood for the failure to perform these actions.

Container Services Company, an indirect subsidiary of the Company, was identified as a PRP in the Operating Industries, Inc. (“OII”) Superfund environmental clean-up site. In 2001, the Company entered into a settlement with the EPA, via a consent judgment, to settle past and future liability for the OII site. The settlement of $0.8 million was delivered in 2002 to a third party to hold in escrow until final payment is made.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Employment Agreements

The Company has entered into employment agreements with certain Company officers and senior management personnel. The remaining commitment under the terms of these agreements as of December 31, 2001 is approximately $3.7 million, and is payable as follows:

Amount
2002	$1,234
2003	1,234
2004	1,234

$3,702

These employment agreements expire on various dates through 2004.

Warrant

On September 30, 1998, PalEx issued a warrant for the purchase of up to 250,000 shares of its common stock for professional advisory services at an exercise price of $11.375 per share, that would become exercisable upon the consummation of certain defined transactions, including, without limitation, the merger of PalEx with IFCO Systems. During 1999, this agreement was modified to also provide for the issuance of 200,000 shares of PalEx’s common stock if certain criteria were met upon the closing of the merger between PalEx and IFCO Systems. Upon completion of the Merger, the 250,000 warrants were converted to 151,000 warrants to purchase ordinary shares of the Company at an exercise price of $14.90 and the 200,000 shares of PalEx’s common stock were awarded to the advisor for services provided and exchanged for approximately $0.7 million in cash and approximately 76,000 ordinary shares of the Company.

Washing Depot Agreement

In 2000, IFCO Systems entered into an agreement with a service provider to build a washing depot for RPCs in Denmark. This agreement includes an annual volume guarantee of RPCs for the next 10 years. As a result of IFCO Systems’ revised logistic design for washing depots, management has determined that the terms of this agreement are not economically favorable. Therefore, IFCO Systems is in the process of negotiating an early termination to this agreement. The maximum estimated exposure from terminating the agreement is approximately $1.6 million. The final outcome of such negotiations cannot be reasonably determined. However, IFCO Systems expects a significantly lower settlement payment to terminate the agreement or a favorable restructuring of the agreement.

11.    Related Party Transactions:

RPC Supply Contracts

In November 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a ten-year supply agreement. The 1997 supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Industries. Upon completion of the PalEx merger, Schoeller Industries did not become part of IFCO Systems and remained under the control of Martin and Christoph Schoeller. Schoeller Plast AG subsequently changed its name to Schoeller Wavin Systems AG.

The 1997 supply agreement provided that, in addition to supplying RPCs, SWS would develop and improve RPCs for IFCO GmbH. SWS was obligated to supply the containers to IFCO GmbH, and IFCO GmbH was required to purchase them from SWS. SWS was also required to transfer the related intellectual property

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

rights to IFCO GmbH. The 1997 supply agreement established a price structure that changed periodically and was subject to upward and downward adjustments based on increases and decreases of more than 15% in raw material prices paid by SWS. The 1997 supply agreement, which was renewable for an additional ten-year period upon IFCO GmbH’s request, was set to expire on December 31, 2007. For all new products, the 1997 supply agreement was automatically extended by ten years based upon the date of the commercial market introduction of the new product.

In March 2002, the Company recognized that it was significantly past due on payments due to SWS under the 1997 supply agreement for purchases of RPCs. In order to ensure the continued supply of RPCs, the Company and SWS agreed to a payment plan for the past due amounts and future obligations. With respect to past due payments of approximately €5,000,000 (or approximately $4.5 million as of December 31, 2001) relating to RPC deliveries in 2001, the Company agreed to pay SWS €1.5 million (or approximately $1.3 million as of December 31, 2001) on May 31, 2002, €1.5 million on June 30, 2002, and €2.0 million (or approximately $1.8 million as of December 31, 2001) on July 30, 2002. With respect to outstanding amounts due of approximately €3.5 million (or approximately $3.1 million as of December 31, 2001) relating to RPC deliveries in January and February 2002, the Company agreed to pay SWS weekly payments of €500,000 beginning on June 1, 2002 until payment of the full amount, along with interest of 0.67% per month. The Company agreed that if it did not maintain these payment schedules, the price for RPCs under the 1997 supply agreement, as well as under the replacement supply agreement discussed below, would be increased by €0.05, or approximately $0.05, per kilogram.

Although SWS had the benefit of a binding contract with over seven years remaining on its term, based upon the most recent new product introduction in 1999, the Company sought to obtain more favorable terms. In early 2001, the Company began negotiations with SWS for a new generation of RPCs and more favorable terms. In May 2001, the Company agreed on a term sheet and began operating on the basis of those new terms.

In April 2002, IFCO Europe, as the successor to IFCO GmbH, entered into a replacement supply agreement with SWS AG with an effective date of January 1, 2002. This replacement supply agreement, which runs through December 31, 2009, replaces the 1997 supply agreement. It includes the material terms from the May 2001 term sheet. Unlike the 1997 supply agreement, the term of the replacement supply agreement is not automatically extended because of the introduction of new products. All IFCO RPC related developments under the RPC Supply Contract may be registered, at IFCO Europe’s option, on behalf of IFCO Europe.

During 1999, 2000, and 2001, the Company purchased RPCs from SWS for $50.9, $58.4, and $20.9 million, respectively. Sales of broken containers from the Company to SWS AG totaled $10.1, $6.7, and $8.2 million in 1999, 2000, and 2001, respectively, and are included within revenues in the accompanying combined and consolidated statements of operations.

U.S. Supply Agreement

IFCO-U.S. is a party to a supply agreement with Schoeller Wavin Systems, Inc., an affiliate of Schoeller Wavin Systems AG, dated September 27, 2000, and effective as of March 22, 2000. The U.S. supply agreement was negotiated on the basis of and patterned after the 1997 supply agreement for Europe and has similar terms and conditions. Under the U.S. supply agreement, SWS has agreed to supply collapsible plastic RPCs exclusively to IFCO-U.S., and IFCO-U.S. has agreed to purchase RPCs for use in the North American market exclusively from SWS. Similar to the 1997 supply agreement, SWS. has also agreed to provide ongoing research and development to improve technology relating to the RPCs. All IFCO RPC technological developments under the U.S. supply agreement are registered on behalf of IFCO-U.S. As in Europe, the U.S. supply agreement also includes an exclusive royalty-free license to SWS with respect to the manufacturing of the IFCO RPCs for IFCO-

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

U.S. The U.S. supply agreement expires on December 31, 2010, and may be renewed by the parties for an additional ten-year period.

In 2001, the Company began negotiations with SWS with respect to a replacement and upgrade program for new generation RPCs on similar terms as those contained in the replacement supply agreement for Europe.

Management fee

The Company is party to a management fee arrangement with SLI, which requires the annual payment of €0.8 ($0.7) million in monthly installments through December 31, 2002 for advisory services and certain defined costs and expenses. The Company recorded $1.0, $0.8, and $0.7 million in costs under these contracts during years ended December 31, 1999, 2000, and 2001, respectively, and are included in selling, general and administrative expenses in the accompanying combined and consolidated statements of operations.

Schoeller Group Entities

SLI owes the Company a total of €337,000, or approximately $325,000, as of December 31, 2001. In June 2002, the independent members of the Board approved a plan for SLI’s payment in full of this amount by September 30, 2002.

Related Party Working Capital Financing

The Company has generated payables to and receivables from SWS, primarily as a result of the purchase of RPCs from SWS and the subsequent sale of broken RPCs to SWS. Additionally, the Company has recorded receivables and payables from other related parties. The Company receives interest on its receivables at 11.234% and accrues interest on its payables at 7.5%.

The Company has recorded net interest income (expense) from related parties which principally consist of SLI and SWS of approximately $0.1, $0.05, and $(0.1) million for the years ended December 31, 1999 and 2000, and 2001, respectively.

Trade credit terms

During the third quarter of 2000, the Company and SWS renegotiated the terms upon which the Company would pay SWS for RPCs in connection with SWS’s agreement to undertake additional RPC production and service responsibilities for the Company. Through November 30, 2000, the Company paid for RPCs within 15 days after their manufacture by SWS. After November 30, 2000, the Company’s payment terms for RPCs extended to 30 to 60 days after receipt of the RPCs.

Marketing and promotional cost and expense reimbursement

On July 13, 2000, the Company entered into an agreement with SWS in which SWS agreed to share in the costs related to the strategic growth of the RPC leasing and supply business in North America after the date of the Merger. Accordingly, the results of operations for the year ended December 31, 2000 include a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by SWS of marketing and promotional costs and expenses incurred by the Company in North America for its efforts in expanding the RPC leasing and supply business. The reimbursement from SWS was received by the Company in October 2000. The Company was a party to a similar agreement with SWS during 1999, during which the Company received approximately $3.3 million for reimbursement of costs and expenses incurred in Europe. No such agreement was entered into in the year ended December 31, 2001.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Consulting Agreement with Barkawi and Partner

Barkawi and Partner (“Barkawi”), in which GSB holds a significant interest, has provided consulting services to the Company. The Company paid consulting services of $0.2 million and $0.4 million to Barkawi for 2001 and 2000, respectively.

Commission Payments

In January 1997, IFCO GmbH entered into an agreement with Michael Schoeller, Christoph Schoeller, and Martin Schoeller to acquire the entire stock capital of IFCO Skandinavien A/S. The agreement recited that Schoeller Plast Enterprise A/S, as a result of a series of agreements, was solely entitled to produce and sell transporter crates and pallets in Scandinavia. Schoeller Plast Enterprises A/S is beneficially owned 50% by Michael Schoeller and 50% by Martin and Christoph Schoeller. Through the controlling shareholder, Michael Schoeller has the right to control Schoeller Plast Enterprises A/S. In addition to IFCO GmbH’s purchase of the IFCO Skandinavien A/S stock capital, the agreement provided in an appendix that IFCO GmbH would pay to Schoeller Plast Enterprise A/S a commission per crate of DM0.02, or approximately $0.01, for RPCs leased in Scandinavia. The commission was to be valid as long as Schoeller Plast Enterprise A/S did not operate any leasing business in competition with IFCO GmbH. The appendix was signed on behalf of Schoeller Plast Enterprise A/S and IFCO GmbH. In 1999, the Company paid commissions of €55.571 (or approximately $56,000 as of December 31, 1999), and in 2000, the Company paid commissions of €73,742 (or approximately $69,000 as of December 29, 2000) pursuant to this agreement. In 2001, the Company paid commissions of €91,518, or approximately $81,000 as of December 31, 2001.

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

Martin Schoeller and Christoph Schoeller have each loaned IFCO International an amount equal to 37.5 million yen, or 75.0 million yen in total ($0.7 million as of March 8, 2000) at an interest rate of 2.5% per year. The purpose of the loan was to enable IFCO International to purchase capital stock in IFCO Japan. The loan was repaid in conjunction with the merger and IPO.

Additionally, Martin Schoeller and Christoph Schoeller each loaned to IFCO International amounts totaling €0.1 million, ($0.1 million as of March 8, 2000) at an interest rate of 5.0% per annum. The purpose of the loan was to provide additional working capital to IFCO International and was repaid upon the closing of the merger and IPO.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

Creditanstalt-Bankverein AG extended a credit facility of €0.8 million ($0.8 million as of March 8, 2000) to IFCO International. Of this amount, approximately $0.5 million was available to IFCO-Argentina through Banco B.I. Creditanstalt S.A., an affiliate of Creditanstalt. The credit facility had a variable interest rate and became due on June 30, 1998, and was extended to May 31, 2000. To secure the €0.8 million credit facility provided by Creditanstalt-Bankverein, Alexander Schoeller & Co. Management Holding GmbH, a company owned by Alexander Schoeller, and Alexander Schoeller & Co. GmbH Schweiz, also a company owned by Alexander Schoeller, each provided a guarantee of up to €0.8 million in favor of Creditanstalt. This loan was repaid at the closing of the merger and the IPO.

GSB owed the Company $0.2 million as of December 31, 2000 and 2001. SLI owed the Company $1.1 million and $0.4 million as of December 31, 2000 and 2001, respectively.

12.    Merger and Integration Costs:

The major components of merger and integration costs for the year ended December 31, 1999 are as follows (in thousands):

Amount
PalEx transaction costs	$2,800
Reorganization costs	564
Other	155

$3,519

In connection with the merger between the Company and PalEx on March 8, 2000, the Company agreed to reimburse PalEx for their transaction costs incurred during 1999 and 2000 of approximately $2.9 million in total. These costs were expensed, as they were not direct costs of acquisition for the Company.

13.    Shareholders’ Equity:

Stock Option Plan

In March 2000, the Board approved the 2000 Stock Option Plan, (the “Stock Option Plan”). The Stock Option Plan provides for the granting of stock options to directors, executive officers, and other employees of the Company. The Company accounts for the Stock Option Plan under APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The Stock Option Plan, which permits nonqualified options for the purchase of the Company’s ordinary shares in an amount equal to the greater of 6,000,000 shares and 15% of the outstanding shares and incentive stock options for the purchase of the Company’s ordinary shares in an amount not to exceed 2,000,000 ordinary shares, terminates in March 2010. In general, the terms of the option awards (including vesting schedules) are established by the Board. No option can be for a term of more than ten years from date of grant. The exercise price, which is determined by the Board, cannot be less than the fair market value of the shares on the day the options are granted. The fair market value is based on the prices of shares on the Nasdaq Stock Market (“Nasdaq”) for options granted to employees in North America and the Frankfurt Stock Exchange for options granted to all other employees. As of the merger date, all outstanding PalEx stock options vested and were converted into options to purchase the Company’s ordinary shares. The following table summarizes activity under the Stock Option Plan:

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

	For the Year Ended December 31, 2000			For the Year Ended December 31, 2001
	Number of Options	Exercise Price Range	Weighted Average Exercise Price	Number of Options	Exercise Price Range	Weighted Average Exercise Price
Outstanding, beginning of period					$3.38–
	—	—	—	3,347,867	$26.19	$13.43
Converted PalEx options		$9.62–
	995,681	$24.63	$14.02	—	—	—
Granted		$3.38–			$3.20–
	2,951,855	$26.19	$12.53	915,000	$4.01	$3.42
Exercised		$11.28–
	(514,940)	$22.35	$9.09	—	—	—
Forfeited		$3.50–			$3.38–
	(84,729)	$22.35	$15.32	(1,014,401)	$22.37	$8.99

Outstanding, end of period		$3.38–			$3.20–
	3,347,867	$26.19	$13.43	3,248,466	$26.19	$11.32
Options exercisable at end of year	463,262		$19.33	1,701,366		$10.36
Weighted average fair value of options granted during year	$4.80			$1.21
Weighted average remaining contractual life of options granted during year	8.36			9.24

The following pro forma summary of the Company’s consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS No. 123, “Accounting for Stock-Based Compensation” had been applied (in thousands, except per share data) for the years ended December 31, 2000 and 2001 (in thousands, except for per share data):

	Year Ended December 31, 2000	Year Ended December 31, 2001
Net loss applicable to ordinary stockholders	$(110,365)	$(201,278)
Pro forma adjustment	(4,093)	(5,297)

Pro forma net loss applicable to ordinary stockholders	$(114,458)	$(206,575)
Net loss per share:
Basic and diluted loss per share as reported	$(2.84)	$(4.58)
Basic and diluted loss per share pro forma	$(2.95)	$(4.70)

Fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for the years ended December 31, 2000 and 2001:

	Year Ended December 31, 2000 Options		Year Ended December 31, 2001 Options
Risk free interest rate	6.18%		4.64%
Dividend yield	0.00%		0.00%
Volatility factor	45.00%		45.00%
Weighted average expected life	4.67	years	4.67	years

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

A summary of stock options outstanding and exercisable under the Stock Option Plan as of December 31, 2001 is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.38–$ 9.73	1,063,300	9.16	$3.45	669,992	$3.37
$11.28–$14.69	218,185	8.56	$12.89	121,060	$12.78
$14.80–$19.44	1,840,731	8.26	$14.89	878,752	$14.90
$20.49–$26.19	126,250	8.82	$22.94	31,562	$22.94

	3,248,466			1,701,366

Other

In March 2000, the Board approved the granting of options to purchase 1,000,000 ordinary shares to Christoph and Martin Schoeller at an exercise price of €15.50 ($14.84). These options were fully exercisable on the date of the grant and included limited rights of assignability and expire on March 7, 2010. Of these options, options to purchase 57,000 ordinary shares have been assigned to employees of SLI or its affiliates and options to purchase 943,000 ordinary shares have been assigned to SLI.

In March 2000, the Board approved the granting of 53,600 options at an exercise price of €15.50 ($14.84) in exchange for advisory services related to the IPO. The services were valued by management at the fair value of the shares on the date of grant and are included as a reduction of APIC in the accompanying consolidated financial statements. The options vest on the date of grant and expire on March 8, 2005.

On March 8, 2000, the Company entered into employment agreements with two members of management which granted them options under the Stock Option Plan to purchase a total of 365,000 ordinary shares at an exercise price of $14.90. These options were fully vested at the time of issuance and were not subject to forfeiture as a result of the employees’ termination. As of December 31, 2001, 298,000 of these options are exercisable. As the options were fully vested upon the date of grant, the options are included in the Stock Option Plan.

Employee Benefit Plan

PalEx approved a defined contribution profit-sharing plan (the “Plan”) in March 1997, which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the lesser of 15% of their annual compensation or the maximum amount permitted under Internal Revenue Service regulations to their account. The Company matches the contributions of participating employees on the basis of the percentages specified in the Plan. The employee and Company matching contributions are invested at the direction of the individual employee. Employer contributions to the plan were $1.7 and $1.6 million (including discontinued operations) for the years ended December 31, 2000 and 2001, respectively.

14.    Business Segments:

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company is organized based on the products and services that it offers. Under this organization structure, the Company’s continuing operations includes four business segments: the European RPC operations (“European RPCs”), the non-European RPC operations (“Non-European RPCs”), the Pallet Services

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

operations (“Pallet Services”), and the Pallet Pooling operations (“Pallet Pooling”). The European RPC and Non-European RPC segments sell, repair/wash, rent, and retrieve RPCs primarily for use in agricultural markets, and has a reusable packing system for dry goods, primarily for use in retail markets. The Pallet Services segment recycles wooden pallets in the United States. The Pallet Pooling segment leases pallets in Canada primarily for use in agricultural and industrial markets. The Pallet Services and Pallet Pooling segments are a result of the merger in March 2000. The Corporate column contains corporate related income and expense not allocated to reportable segments. In 2001, the Company ceased allocation of U.S. corporate expenses to the U.S. reportable segments. Accordingly, the U.S. corporate expense have been included in the Corporate column for all periods presented.

In 2001, the Company combined the legal structure and internal reporting of its European perishable and dry goods RPC operations. Accordingly, the results of these two previously reported segments have been combined for all periods presented. Also in 2001, senior management of the Company began to evaluate the performance of Pallet Pooling separately from Pallet Services. Accordingly, the results of Pallet Pooling have been presented separately for 2000 and 2001.

The accounting policies for the segments are the same as those described in Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating profit.

As discussed in Note 2, Summary of Significant Accounting Policies, accumulated loss in excess of investment in equity entities relates to the total amount shown in the consolidated balance sheets of a portion of IFCO-U.S.’s losses and IFCO-Japan’s income recognized in excess of the carrying value of the total investments in IFCO-U.S. and IFCO-Japan. Losses from equity entities represents the portion of IFCO-U.S.’s losses and IFCO Japan’s income that the Company has recognized in the combined and consolidated statements of operations.

	Year ended December 31, 1999
	European RPC Operations	Non-European RPC Operations	Eliminations	Combined and consolidated
Revenues	$152,138	$2,588	$—	$154,726
(Loss) profit before income taxes, minority interest and losses from equity entities	(8,564)	(2,141)	—	(10,705)
Interest income	910	8	(318)	600
Interest expense and factoring charges	(12,215)	(634)	315	(12,534)
Depreciation and amortization expense of property, plant and equipment	(11,415)	(814)	—	(12,229)
RPC breakage, shrinkage and non-cash granulate cost of sales	(23,576)	—	—	(23,576)
Amortization of goodwill and other intangible assets	(289)	—	—	(289)
Total assets	268,908	6,696	(8,983)	266,621
Accumulated loss in excess of investments in equity entities	—	(5,623)	—	(5,623)
Losses from equity entities, net	—	(1,738)	—	(1,738)
Capital expenditures	53,872	121	—	53,993

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

	Year Ended December 31, 2000
	European RPC Operations	Non- European RPC Operations	Pallet Services	Pallet Pooling	Corporate	Eliminations	Consolidated
Revenues	$139,205	$14,268	$118,230	$14,764	$—	$(320)	$286,147
(Loss) profit before income taxes, minority interest and losses from equity entities	(28,291)	(5,544)	1,404	(209)	(8,893)	—	(41,533)
Interest income	1,191	22	—	—	31,856	(32,284)	785
Interest expense and factoring charges	(18,515)	(1,311)	(217)	(18)	(35,558)	32,284	(23,335)
Depreciation and amortization expense of property, plant and equipment	(11,834)	(4,671)	(1,815)	(514)	(421)	—	(19,255)
RPC breakage, shrinkage and non-cash granulate cost of sales	(18,463)	—	—	—	—	—	(18,463)
Impairment of property, plant and equipment	(4,862)	—	—	—	—	—	(4,862)
Amortization of goodwill and other intangible assets	(696)	(410)	(2,822)	(529)	—	—	(4,457)
Total assets	277,224	42,885	269,514	48,748	141,640	—	780,011
Losses from equity entities, net	(417)	131	—	—	—	—	(286)
Capital expenditures	50,956	11,567	8,574	10,344	1,487	—	82,928

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)
	Year Ended December 31, 2001

	European RPC Operations	Non- European RPC Operations	Pallet Services	Pallet Pooling	Corporate	Eliminations	Consolidated
Revenues	$138,721	$19,192	$205,039	$17,791	$—	$—	$380,743
(Loss) profit before income taxes, minority interest and losses from equity entities	(90,718)	(15,508)	7,450	(13,068)	(7,064)	—	(118,908)
Interest income	730	21	—	—	48,457	(48,068)	1,140
Interest expense and factoring charges	(23,088)	—	(485)	(43)	(54,965)	48,068	(30,513)
Depreciation and amortization expense of property, plant and equipment	(13,790)	(4,941)	(2,755)	(1,086)	(804)	—	(23,376)
RPC breakage, shrinkage and non-cash granulate cost of sales	(11,491)	—	—	—	—	—	(11,491)
Impairment of property, plant and equipment	(56,171)	(9,199)	—	(4,750)	—	—	(70,120)
Amortization of goodwill and other intangible assets	(1,681)	(380)	(5,327)	(629)	—	—	(8,017)
Total assets	224,008	23,301	223,691	39,672	45,581	—	556,253
Losses from equity entities, net	—	76	—	—	—	—	76
Capital expenditures	25,715	1,654	1,022	4,434	873	(2,861)	30,837

Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses. Eliminations of total assets are made for intercompany receivables and investments in other affiliated entities.

Total assets allocated to corporate in 2000 and 2001 include the net current and noncurrent assets of discontinued operations.

The Company’s revenue by country, based on the location of the customer, is as follows:

	Year ended December 31,
	1999	2000	2001
Germany	$60,189	$53,167	$51,773
Spain	22,091	20,369	19,533
Italy	19,305	17,102	18,564
France	11,998	11,942	10,501
Switzerland	12,802	11,435	13,258
Canada	—	14,764	17,791
United States	—	127,748	220,882
United Kingdom	10,353	9,749	9,393
Other	17,988	19,871	19,048

Combined and consolidated	$154,726	$286,147	$380,743

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

The Company’s property, plant and equipment by country are as follows:

	2000	2001
Germany	$171,288	$105,003
United States	41,440	26,064
Canada	23,240	16,126
Other	3,325	2,344

Consolidated	$239,293	$149,537

15.    Equity Entities:

Equity entities of the Company consist of the following: IFCO-Japan, which has been accounted for under the equity method by the Company for the years ended December 31, 1999, 2000 and 2001, IFCO-US which was accounted for under the equity method for the year ended December 31, 1999 and for the period from January 1, 2000 through March 8, 2000, and IFCO-Argentina, which was accounted for under the equity method beginning on December 31, 2001.

Summarized combined financial data of the entities during the periods they were classified as equity entities is as follows:

	As of December 31,
	1999	2000	2001
Total assets	$38,682	$14,570	$15,252
Total liabilities	$52,727	$14,265	$15,218
Total equity	$(14,045)	$305	$34

	For the period ended December 31,
	1999	2000	2001
Revenue	$12,447	$11,296	$10,844
Gross profit	$4,478	$9,729	$10,844
(Loss) income from operations	$(1,420)	$512	$1,038
Net (loss) income	$(3,440)	$(446)	$221

16.    Restructuring Costs:

During 2001, IFCO management began to assess the Company’s continuing operations and management structure. The accompanying results of operations include a charge of $3.7 million for involuntary termination benefits and exit costs related to facility closures, and is reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant and facility closures are based upon a reorganization plan adopted by senior management prior to December 31, 2001 that targeted certain facilities for closure and included planned closure dates for each facility.

Pallet Services

Management determined that the Company’s pallet services operations and related profitability could be improved with the closing of seven locations and the termination of certain operational management personnel.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

The employees to be terminated are primarily management personnel associated with the pallet services locations to be closed. The pallet services locations were determined to be either below the Company’s earnings expectations or in competition with other locations with geographic proximity. The plants and facilities targeted for closure are engaged in pallet recycling. The restructuring cost for the plant closures consists of lease payments that extend beyond the respective closure dates, clean-up and repair costs not previously accrued to be incurred to restore the leased facilities to contractually required condition upon surrender of the facility to the landlord, property taxes and insurance, and abandoned leasehold improvements. Certain lease payments for closed facilities are expected to continue through 2004, but expenditures for clean-up and property taxes and insurance are expected to be completed by the fourth quarter of 2002.

North American Management and Administration

Since the Merger, many of the Company’s corporate functions, including treasury management, consolidated financial reporting, and bank relationship management, were functions residing in the Company’s office in Bartow, Florida. IFCO’s management has elected to move these functions to the Company’s European operations headquarters. Further, certain executive management positions, including that of the North America Chief Executive, the North American Chief Financial Officer, and the senior RPC operations manager were eliminated. Severance payments to eight terminated employees, including the aforementioned executive managers, will be completed by the end of the third quarter 2002.

European Washing Depots

At the end of 2000, management decided to restructure its washing depot network and to close certain washing facilities in Germany. This was the first step in the implementation of a new concept to make the crates cycle process more efficient and to realize potential cost reductions. $0.8 million of estimated costs related to future lease payment and restoration obligations were accrued in 2000. Management decided at the end of 2001 to continue this streamlining process and close additional washing depots. Through these measures, the Company plans to create an efficient long-term network of washing depots which will minimize both depot and transportation costs. Additional restructuring costs of $0.7 million were recognized in 2001. These costs relate primarily to future lease payment and restoration obligations.

17.    Subsequent Events:

On May 13, 2002, the Company announced that it had provided written notice to Nasdaq that the Company was voluntarily terminating the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002. The Company’s ordinary shares will continue to be listed and trade on the Frankfort Stock Exchange. The Company continues to be subject to the periodic reporting requirements of the U.S. Securities and Exchange Act of 1934. The fair market value of all employee grants under the Stock Option Plan are now based on the prices of shares on the Frankfort Stock Exchange.

In March 2002, each member of the Board was granted additional options under the Stock Option Plan to purchase 120,000 of our ordinary shares at an exercise price of €2.00 per share, the nominal value per share, which was greater than the market value per share on the date of grant. The options vest and are exercisable immediately.

In March 2002, the Board approved the granting of 2,200,000 options to members of senior management under the Stock Option Plan to purchase ordinary shares at an exercise price of €2.00 per share the nominal value per share, which was greater than the market value per share on the date of grant. The options vest and become exercisable at various dates through December 2003.

See Note 6 regarding the Company’s debt restructuring plans.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of IFCO Systems (English translation) (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.1
Specimen Certificate of IFCO Systems ordinary shares (incorporated by reference to Exhibit 4.1 filed with the SEC as part of the Company’s Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

2.2
Amended and Restated Credit Agreement dated as of March 31, 2000, among IFCO Systems, PalEx, the several lenders from time to time parties thereto, CIBC World Markets Corp., and Bank One, NA (incorporated by reference to Exhibit 10.5 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.3
Form of Guarantee and Collateral Agreement dated as of March 8, 2000, among IFCO Systems, PalEx, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 10.6 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.4
Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, CIBC World Markets Corp., Banc One Capital Markets, Inc., and Bank One, NA (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.5
Reaffirmation of Guaranty and Collateral Agreement, dated December 31, 2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.6
Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.7	Amendment No. 2 and Waiver, dated as of August 31, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.8	Amendment No. 3, Waiver and Consent, dated as of October 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.9	Amendment No. 4, Waiver and Consent, dated as of February 22, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

*2.10	Waiver, dated as of April 30, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

2.11
Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.7 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.12
Registration Rights Agreement, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, CIBC World Markets Corp., and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit 10.8 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.13
First Supplemental Indenture, dated as of May 31, 2000, among IFCO-U.S., IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.14
Second Supplemental Indenture, dated September 8, 2000, among AZ Pallet, Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition, Inc., George Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.15	Forbearance Agreement, dated as of April 15, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent.

4.1
Amended and Restated Agreement and Plan of Reorganization, dated as of October 6, 1999 and effective as of March 29, 1999, by and among IFCO Systems, IFCO Europe, MTS, IFCO International, Schoeller Industries, Silver Oak, and PalEx, as amended by Amendment No. 1 dated as of January 31, 2000 (incorporated by reference to Appendix A to the proxy statement/prospectus filed with the SEC as part of IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.2
Lockup Agreement executed by Christoph Schoeller, Martin Schoeller, Schoeller Industries, Schoeller Holding, and certain senior executives of PalEx and its subsidiaries (incorporated by reference to Exhibit 10.1 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.3
Waiver entered into by IFCO Systems and certain employees of PalEx (incorporated by reference to Exhibit 10.2 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1 to IFCO Systems’ Registration Statement on Form F-1, registration no. 333-96191 filed with the SEC).

4.5
Option Release and IPO-Facilitation Agreement, dated May 27, 1999, by and among, inter alia, Schoeller Industries, Schoeller Plast AG, GE Capital, and GE Erste, as amended by the Amendment of the Option Release and IPO-Facilitation Agreement, dated January 31, 2000 (incorporated by reference to Exhibit 10.8 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.6
Supply Agreement, dated November 4, 1997, between IFCO Europe and Schoeller Plast Industries GmbH (assigned to Schoeller Plast AG) (incorporated by reference to Exhibit 10.9 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

*4.7	Framework Development and Framework Delivery Contract, dated April 2, 2002, by and between IFCO Europe and Schoeller Wavin Systems AG (English translation).

4.8
Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO-U.S. and Schoeller Wavin Systems, Inc. (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*4.9	Payment Agreement, dated March 27, 2002, by and between IFCO Europe and Schoeller Wavin Systems N.V. (English translation).

4.10
Membership Interest and Share Purchase Agreement, dated September 2, 1999, by and among, inter alia, Polymer International Corp., as seller, and IFCO Systems, as purchaser (incorporated by reference to Exhibit 10.10 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.11
Management Agreement, dated as of January 2, 1997, between Schoeller Industries and IFCO GmbH (incorporated by reference to Exhibit 10.11 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

4.12
Management Agreement, dated as of January 2, 1997, between Schoeller Industries and MTS (incorporated by reference to Exhibit 10.12 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-96021 filed with the SEC).

2

4.13
Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and Schoeller Logistics Industries GmbH (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.14
IFCO Systems N.V. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to IFCO Systems’ Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit 10.28 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

4.15
Purchase Agreement, dated as of August 4, 2000, by and among PalEx, Texas Pallet Acquisition, Inc., IFCO Systems De Mexico, S. De R.L. De C.V., Texas Pallet, L.P., Interstate Pallet Holding Company, Inc., National Pallet-Oklahoma LLC, Texas Pallet Holding Company, Inc., Texas Pallet Sales Company, L.P., Texas Pallet Freight Company, L.P., Texas Pallet Recovery, Inc., Texas Pallet De Mexico, S.A. De C.V., Craig P. Chambers, Charles M. Davidson, John D. Maclay, Jr., James J. Murphy IV, 1999 Chambers Limited Partnership, The Estate of John D. Maclay, and Farish & Farish, LLC (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.16
Asset Purchase Agreement, dated as of August 25, 2000, by and among PalEx, Bromley Acquisition Company, Inc., Bromley Pallet Recyclers, Inc., Bromley Pallet Recyclers, LLC, Bromley Pallet Recyclers of Tennessee, LLC, Bromley Pallet Recyclers of Alabama, LLC, Bromley Pallet Recyclers of Ohio, LLC, Bromley Pallet Recyclers of Indiana, LLC, Bromley Pallet Recyclers of Illinois, LLC, William Haines, Delbert Groene, and Brian Groene (incorporated by reference to Exhibit 1.1 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*4.17
Asset Purchase Agreement, dated as of September 6, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet, Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., PalletOne, Inc., and White Oak Capital Partners, L.P.

*4.18
First Amendment to Asset Purchase Agreement, dated as of October 17, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., NLP Transport, Inc., NLD, Inc., PalletOne, Inc., and White Oak Capital Partners, L.P.

*4.19
Asset Purchase Agreement, dated as of November 21, 2001, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC.Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC.

*4.20
First Amendment to Asset Purchase Agreement, dated as of January 30, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC.

3

*4.21
Second Amendment to the Asset Purchase Agreement, dated as of February 25, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC.

*4.22	Agreement Regarding Purchase of the Share Capital of IFCO Skandinavien A/S, dated January 6, 1997, by and between IFCO GmbH and Schoeller Plast Enterprise A/S (English translation).

*8.1	List of Subsidiaries.

*10.1	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

*10.2	Consent of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH.

*99
Letter dated July 1, 2002, executed by IFCO Systems addressed to the SEC stating that Arthur Andersen LLP has represented to IFCO Systems that Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH’s audit of the combined and consolidated financial statements of IFCO Systems and its subsidiaries, which appear in the Form 20-F for the fiscal year ended December 31, 2001, was subject to Arthur Andersen LLP’s quality control system for the U.S. accounting and auditing practice.

*	Filed with the SEC as an exhibit to IFCO Systems’ Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

4