Form 20-F
period 2002-12-31
IFCO SYSTEMS NV
filed 2003-04-01
CIK 1102957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From                to

Commission file number: 0-50131

IFCO SYSTEMS N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, nominal value €0.10 per share

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares issued and outstanding as of December 31, 2002: 43,483,718

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

Item 17  ☐    Item 18  ☒

i

ii

INTRODUCTION

IFCO Systems N.V. is a limited liability company organized under the laws of the Netherlands. Unless otherwise indicated, all references in this report to we, us, our, and similar terms, as well as references to the “Company” and “IFCO Systems,” refer to IFCO Systems N.V. and its subsidiaries.

This report has been prepared in the form required by the U.S. Securities and Exchange Commission for an annual report on Form 20-F and also includes information required to be included in an annual report of a company with shares listed on the Prime Standard segment of the Frankfurt Stock Exchange.

We have elected to use the U.S. dollar as our reporting currency. The euro is the primary functional currency of IFCO Systems and our European operations. Approximate dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on March 20, 2003, €1.00 = $1.0613, if no date is indicated. With respect to the translation of euro-denominated amounts in our consolidated financial statements included elsewhere in this report, see the notes to our consolidated financial statements included in this report.

In December 2002, we completed a restructuring of our Senior Subordinated Notes. As part of the restructuring, the Company issued 39,090,599 new ordinary shares to the consenting noteholders who tendered their notes for exchange. Prior to the completion of the restructuring, and also in December 2002, the Company completed a 1-for-10 share consolidation (effectively, a reverse share split) and reduced the nominal value of its ordinary shares to €0.10 per share. Unless otherwise indicated in this report, all share numbers reflect the 1-for-10 share consolidation.

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

These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) the availability and cost of financing for operations, capital expenditures, and contemplated growth; (2) customer demand and business and economic cycles; (3) the competitive nature of the businesses in which the Company operates; (4) IFCO Systems’ ability to achieve its operational and growth objectives; (5) the Company’s ability to service its existing indebtedness; (6) the ability to comply with covenants of credit agreements to which IFCO Systems is a party; (7) seasonality and weather conditions; (8) availability and cost of RPCs; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange.

Important factors that could cause our actual results to be materially different from the forward-looking statements are also discussed throughout this report.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The selected historical financial information presented below for, and as of the end of the year ended December 31, 2002 and is derived from IFCO Systems’ audited consolidated financial statements, which were audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft. The selected historical financial information for, and as of the end of, each of the years ended December 31, 2000 and 2001 is derived from IFCO Systems’ audited consolidated financial statements, which were audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH. The selected historical financial information for, and as of the end of, each of the years ended December 31, 1999 and 1998 is derived from IFCO Systems’ audited consolidated financial statements, which were audited by PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft. The selected historical financial information is not necessarily indicative of the future results of operations of IFCO Systems. IFCO Systems’ financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP. You should read this selected historical financial information along with Item 5, “Operating and Financial Review and Prospects,” and our consolidated financial statements included in this report.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(dollars in thousands)
Statement of Operations Data:
Revenues	$136,176	$154,726	$286,147	$380,743	$380,696
Cost of sales	106,218	124,485	251,365	404,775	326,350

Gross profit (loss)	29,958	30,241	34,782	(24,032)	54,346
Selling, general and administrative expenses	24,289	28,030	53,845	71,013	44,876
Operational restructuring costs	—	—	941	3,695	2,254
Financing related restructuring costs	—	—	—	—	1,994
Amortization of goodwill and other intangible assets	383	289	4,457	8,017	1,143
Other operating income, net	(864)	(639)	(1,956)	(1,085)	(3,225)

Income (loss) from operations	6,150	2,561	(22,505)	(105,672)	7,304
Net interest cost	(6,528)	(7,664)	(18,943)	(26,920)	(33,201)
Factoring charges	(3,966)	(4,270)	(3,607)	(2,453)	(447)
(Loss) gain on debt extinguishment	—	—	(5,600)	—	91,408
Foreign currency (loss) gain	—	(1,092)	5,805	15,661	(45,032)
Other (expense) income, net	(1,545)	(1,531)	(1,513)	476	248
Income tax (provision) benefit	(210)	(320)	(245)	1,790	(1,294)
(Loss) income from equity entities, net	(2,726)	(1,738)	(286)	76	(9)

Net (loss) income from continuing operations before cumulative effect of changes in accounting principle	(8,825)	(14,054)	(46,894)	(117,042)	18,977
Net (loss) income from discontinued operations	—	—	(63,471)	(84,236)	3,138
Cumulative effect of change in accounting principle	—	—	—	—	(57,690)

Net loss	$(8,825)	$(14,054)	$(110,365)	$(201,278)	$(35,575)

Net (loss) income from continuing operations before cumulative effect of changes in accounting principle per ordinary share(1)	$(4.41)	$(7.03)	$(12.08)	$(26.64)	$4.22

Net loss per ordinary share—basic and diluted(1)	$(4.41)	$(7.03)	$(28.43)	$(45.82)	$(7.91)

Other Financial Data:
Weighted average ordinary shares outstanding used in computing loss (income) per share from continuing operations and net loss per share (1)	2,000,000	2,000,000	3,882,311	4,393,119	4,500,218

Capital expenditures	$40,195	$53,993	$87,454	$33,993	$22,234

Balance Sheet Data:
Total debt, including capital lease obligations	$87,214	$107,640	$362,561	$328,905	$124,410

Total assets	$284,453	$266,621	$780,011	$556,253	$445,526

Stockholders’ (deficit) equity	$(30,873)	$(39,672)	$215,383	$2,112	$110,103

(1)	The weighted average outstanding shares for 1998 and 1999 reflect those shares issued in March 2000 in a five-for-one stock split. The weighted average outstanding shares for all periods also reflect the 1-for-10 share consolidation the Company completed in December 2002.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Risks Relating to Our Business

Our capital resources are limited and may not be sufficient to finance our operations and desired level of growth

Our cash from operations and amounts available under our Restructured Senior Credit Facility may not be sufficient to finance our capital requirements and our desired level of growth. As of February 28, 2003, the Company had approximately $6.3 million in availability under the Restructured Senior Credit Facility, approximately $8.0 million in cash and cash equivalents, and approximately $116.5 million of total debt, including capital lease obligations and the remaining Senior Subordinated Notes. Our current level of debt, liquidity, and profitability may have important consequences to our investors. For example, it could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, or other purposes;

•	require us to dedicate a substantial portion of our cash flow to pay our interest expense and debt amortization, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	limit our ability to attract new sources of capital that would be favorable to the Company’s current shareholders.

Any inability to generate sufficient cash from operations, the lack of availability under the Restructured Senior Credit Facility, or the absence of other sources of capital may have an adverse affect on the Company’s results of operations for 2003.

We may not be able to fulfill our payment obligations or other provisions under the Restructured Senior Credit Facility, which may result in a default

Despite the Restructured Senior Credit Facility providing for terms and provisions which are more favorable to us, there can be no assurance that we will generate sufficient cash flow from our operations or other sources of capital required to fulfill all payment obligations and to comply with all other covenant provisions under the Restructured Senior Credit Facility. In addition to required principal payment obligations totaling $5.0 million during 2003, we are required to comply with numerous covenant provisions, including specific ratios and tests, under which we must achieve specific financial and operating results. Our ability to comply with our payment obligations and other covenant provisions may be affected by events beyond our control, such as a continued economic downturn or any other event, resulting in a material adverse effect on our financial condition or operating results.

Our failure to fulfill our payment obligations or meet other covenant violations under the Restructured Senior Credit Facility in the future would result in a default under the Restructured Senior Credit Facility that could result in an event of default. There can be no certainty that the senior bank lenders would waive or amend the covenants to cure such defaults. In case of an event of default under the Restructured Senior Credit Facility, the senior bank lenders would be entitled to accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Restructured Senior Credit Facility, which would have a material adverse effect on our financial condition and the results of our operations.

Restrictions and covenants in our Restructured Senior Credit Facility could hinder our ability to effect business actions and to perform certain corporate functions required for the conduct of our business

Our Restructured Senior Credit Facility contains a number of significant covenants that, among other things, limit our ability to:

•	incur additional debt or liens;

•	use the proceeds from the issuance of equity;

•	pay or declare dividends or make other restricted payments with respect to our subsidiaries;

•	make capital investments and/or enter into transactions other than in the ordinary course of business;

•	complete asset sales;

•	enter into transactions with affiliates;

•	issue capital stock of a subsidiary or create dividend or other payment restrictions with respect to subsidiaries;

•	consolidate or merge with any person or transfer or sell all or substantially all of our assets; and

•	make capital investments.

Our financial situation has and could continue to have a negative impact on our relationships with retailers, growers and producers, and the loss of any of these relationships would have a material negative impact on our profitability

Our ability to generate revenues in the RPC business depends to a significant extent on our relationships with a relatively small number of large retailers, such as Coop, EDEKA, REWE, Waitrose, and Wal-Mart. Revenues generated in connection with some retailers remained stagnant or declined in 2002, partly because these retailers have been reluctant to use our RPCs while our financial situation was not fully resolved. In particular, retailers have been concerned with respect to the deposits that we retain for future repayment upon the return of our RPCs by the retailers. Even though we completed the restructuring of the Senior Subordinated Notes, the willingness of retailers to expand their relationship with us could be adversely affected by our previous financial difficulties. If retailers stop asking their suppliers (growers and producers) to use our RPCs, these suppliers will likely no longer use our RPCs for shipping their goods, which would have a material negative impact on our revenues and profitability.

Our RPC business is dependent on our relationships with a relatively small number of large retailers that are not under a contractual volume obligation to request their suppliers to use our RPCs

We are dependent on our relationships with a relatively small number of large retailers. Our inability to maintain these relationships or cultivate new relationships on similar terms will impair our ability to remain competitive in the markets in which we operate. The loss of one or more of these retailer relationships would have a material negative impact on our revenues and profitability. In addition, while we would immediately lose revenues from the growers and producers related to a lost retailer, we would still be obliged to make deposit repayments for RPCs that we recollect. This could substantially deteriorate our cash flow.

Our businesses compete in highly competitive industries, which may limit our business prospects

We face competition in all industry sectors in which we operate. We expect aggressive competition from other round-trip container providers and from the traditional packaging companies, in particular producers of cardboard boxes. In addition, there are relatively few barriers that prevent entry into the traditional packaging and pallet industries. The effect of this competition could limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

The market for pallet recycling services is highly fragmented and competitive, resulting in intense pricing competition. Our pallet pooling operations currently competes with recycled pallet sales to the grocery, retailing, and wholesale distribution industries and may expand into other industries in the future. CHEP, with significantly greater resources than us, is currently the dominant pallet pooling company in the world. Other pallet systems may include pallets fabricated from non-wooden components like plastic as cost-effective, durable alternatives to wooden pallets. Increased competition from pallet pooling companies or providers of other alternatives could make it more difficult for us to attract and retain customers and may force us to reduce prices, which may decrease our profitability.

Our RPC business may be affected by the loss of or damage to our RPCs during the product distribution cycle, which may limit our ability to grow or maintain profitability

Despite our experience with container pooling and transport, and the relative durability and reliability of RPCs, our pool of RPCs is subject to shrinkage due to unforeseen loss and damage during transport in the product distribution cycle. Increased loss of or damage to RPCs may increase our costs in maintaining our current RPC pool, thus requiring additional capital investments, which could limit our profitability.

Our RPC business relies on our sole suppliers, Schoeller Wavin Systems AG and Schoeller Wavin Systems, Inc.

We procure RPCs used in our RPC business exclusively from two affiliated suppliers, Schoeller Wavin Systems AG (“SWS”) in Europe and Schoeller Wavin Systems, Inc. in the United States. Our RPC operations depend upon obtaining deliveries of RPCs on a timely basis and on commercially reasonable terms. We have maintained long-term relationships with these suppliers. In addition to supplying us with RPCs, SWS and Schoeller Wavin Systems, Inc. conducts research and development of new generations of RPCs on our behalf. If these suppliers ever become unwilling or unable to supply us with RPCs at all or on conditions acceptable to us, we may be unable to find alternative suppliers on a timely or cost-effective basis. This would limit our ability to supply our customers with RPCs on a timely basis and, thus, adversely affect our results of operations.

Slow upgrading of our RPC pools could have an adverse effect on our results of operations

We have started to upgrade our RPC pools by replacing the old RPCs with a new generation of RPCs. This replacement is being executed on an ongoing basis within the next few years. Our competitive position is dependent on a successful implementation of the upgrade of our RPC pools. However, delays have occurred in this implementation, principally due to our limited financial resources. Any financial restrictions that we may be subject to might delay the upgrade of the pools, which may limit our ability to satisfy customers and retailers and could ultimately adversely affect our results of operations.

We rely on patents relating to our new generation of RPCs

We believe that the loss of patents related to our new generation of RPCs for perishables, known as “IFCO green plus” RPCs, would have a material adverse effect on our RPC business. The patents have been applied for in many different countries, mainly in the name of Schoeller Plast S.A. Switzerland, an affiliate of SWS, and only in nine countries in the name of IFCO Systems. IFCO Systems and the Schoeller Wavin companies are currently in the process of transferring the patents and registering IFCO Systems as the holder of the legal title to the patents with the patent register in each country where Schoeller Plast S.A. Switzerland is the current patent holder. The process is anticipated to be completed in 2003. In the meantime, we agreed with the Schoeller Wavin companies that we are entitled to use the respective patents based on our supply agreement with SWS. However, the protection granted to us under the supply agreement is uncertain from a legal point of view and considerably lower than in the case of a registration of the patents for our benefit. The limitation on our patent rights could have a material adverse effect on our operations if we were no longer able to use the patented technology for any reason, including, for example, if insolvency proceedings were initiated with respect to the current registered holders of the patents that are not our subsidiaries.

Our operating results may fluctuate significantly due to seasonal factors

Our businesses are subject to seasonal variations in demand. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. Additionally, severe weather, particularly during the harvesting seasons, may reduce demand from agricultural customers, lowering our revenues and profitability.

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the last half of our fiscal year than the first half. Revenues in Central Europe and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period—often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. The second major seasonal shift occurs during the summer months. Pallet demand is usually lower due to the end of the produce season in Florida and South Texas. In addition, some of our customers close their manufacturing facilities or run a slower schedule during the summer months. This is particularly true in our wood crate business that primarily services the lawn and garden industry.

We are subject to environmental compliance requirements and potential environmental liabilities, which may increase our costs

Our operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage, and air quality. As a result of past and future operations at our subsidiaries’ facilities, we may be required to incur remediation costs and other related expenses. All of our subsidiaries that operated industrial container services businesses before we disposed of those operations in February 2002 are subject to environmental liabilities as a result of the nature of the businesses they conducted. Although these operations have been sold, claims could be asserted against our subsidiaries under environmental laws or regulations for environmental conditions resulting from these operations during the period our subsidiaries owned or operated the facilities. Environmental liabilities incurred by us or our subsidiaries, if not covered by adequate insurance or indemnification, could have a negative impact on our profitability. For a description of the potential exposures, see “B. Business overview—Regulation—Industrial Containers” in Item 4, “Information on the Company.”

Terrorist events or wars could adversely affect IFCO Systems’ results of operations

Our results of operations were impacted by the events of September 11, 2001, and may be impacted in the future by events of a similar nature. Both IFCO Systems and its customers have been adversely affected by the negative impact of September 11 on the cost and availability of business insurance coverage. Future terrorist activities or events of a similar nature could have a material adverse effect on our financial condition and results of operations.

Tax planning steps undertaken for our benefit could result in considerable tax liability for the Company, adversely affecting our financial condition and results of operations

Certain subsidiaries of the Company are indebted to the Company and to other subsidiaries of the Company. Various actions involving the restructuring of our intra-group debt and the restructuring of our Senior Subordinated Notes were taken in connection with tax planning for our benefit in 2002. Certain subsidiaries recognized taxable income as a result of such actions. We expect that this taxable income will be largely or completely offset by available net operating losses. However, there is a risk that the available tax losses may be smaller than anticipated.

Furthermore, it cannot be excluded that the usage of the remaining tax losses of the German subsidiaries (after the restructuring) will be lost due to draft changes in the German Corporate Tax Act. In addition, there is a risk that the restructuring will lead to constructive dividends, which would be subject to German withholding tax. The restructuring of the intra-group debt or the restructuring of our Senior Subordinated Notes could also result in creating or increasing certain German tax liabilities.

If one or more of these tax risks should materialize, our financial condition could be adversely affected.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates

The nature of our business exposes us to increases in interest rates and changes in foreign currency exchange rates, which may decrease our profitability. We are also exposed to risks from changes in foreign currency exchange rates as a result of our financial reporting in U.S. dollars.

Our international operations may prove more difficult or costly than domestic operations in a single country

Since we have significant operations in a number of countries, we are subject to the risks associated with cross-border business transactions. Political, legal, trade, or economic changes or instability in any of these countries could limit or curtail our operations. Unexpected changes in regulatory requirements, tariffs and other trade barriers, and price exchange controls in any of these countries could limit operations and make the distribution of products difficult. In addition, the uncertainty of the legal environment in these areas could limit our ability to effectively enforce our rights.

Risks Relating to Our Ordinary Shares

We may be controlled by a limited number of shareholders, which would limit the influence of other shareholders

We issued new ordinary shares to the consenting noteholders of the Senior Subordinated Notes who tendered their notes for exchange, which constituted 90% of our outstanding shares immediately after the restructuring. As a result, the percentage ownership of our shareholders immediately before the restructuring was significantly diluted to 10% of the Company’s outstanding ordinary shares, excluding options. These former noteholders are, therefore, now in a position to exercise a controlling influence on the Company based on their total percentage ownership. In addition to this controlling influence on the Company’s general meeting of shareholders, the Restructuring Agreement and our Articles of Association entitled the ad hoc committee representing the consenting noteholders to nominate, on a binding basis, three of the seven members of our board of directors: In addition, the ad hoc committee is entitled, jointly with the Schoeller entities, to nominate, on a binding basis, one additional member of our board of directors who is a member of the Company’s management. The Restructuring Agreement further provides for covenants and information rights in favor of these former noteholders.

Although as a result of the restructuring, the ownership percentage of the Schoeller entities was reduced to 10% of its former level, the Restructuring Agreement and our Articles of Association require that specified management actions be approved by five of the seven members of our board of directors. Thus, the Schoeller entities retain a substantial influence on the Company due to their representation on the board of directors, notwithstanding the control exercisable by the former noteholders.

The market price of, and trading volumes in, our ordinary shares may be volatile

The market price of our ordinary shares may be significantly affected by, among others, the following factors:

•	our actual or anticipated results of operations;

•	the level of our debt;

•	new services or products offered, or new contracts entered into or existing relationships lost, by us or our competitors;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	legislative and regulatory developments affecting our businesses;

•	developments and technological innovations in our businesses; and

•	general market conditions and other factors beyond our control.

Global stock markets have periodically experienced significant price and volume fluctuations. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our ordinary shares. In addition, as a result of the voluntary delisting of our ordinary shares from the Nasdaq National Market in May 2002, our ordinary shares are actively traded on only one trading market, which may increase the exposure of shareholders to shifts in market prices and trading volumes.

Our ordinary shareholders are subject to dilution if additional ordinary shares are issued upon exercise of the warrants issued in connection with the restructuring of our Senior Subordinated Notes

In connection with the restructuring, all of our shareholders before the restructuring were issued one warrant for each ordinary share held. Each warrant may be exercisable for a maximum of 3.85 shares for each warrant issues, depending on the valuation of the Company in October 2005. If additional ordinary shares are issued, the ownership of our shareholders at that time will be diluted. If the warrants are fully exercisable and are all exercised, and assuming no other ordinary shares have been issued since the restructuring, the additional ordinary shares will constitute approximately 25% of our then issued and outstanding ordinary shares.

Neither the newly issued shares nor the warrants are registered under the U.S. Securities Act

Neither the ordinary shares nor the warrants issued in connection with the restructuring of our Senior Subordinated Notes are registered under the U.S. Securities Act or the securities laws of any state of the United States. As a result, none of these shares or warrants, or any interest or participation therein, may be offered, sold, assigned, transferred, hypothecated, or otherwise disposed of in the absence of registration or an applicable exemption from registration. Transactions that are completed without registration, and without an applicable exemption or in a form not subject to registration, are subject to rescission and other remedies provided for under the Securities Act or other applicable securities laws.

We do not intend to pay cash dividends for the foreseeable future

We intend to retain our earnings, if any, for continued development of our businesses and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In addition, our Restructured Senior Credit Facility includes, and any additional credit facilities obtained in the future may include, restrictions on our ability to pay dividends.

Protecting security holders’ rights may prove more difficult and costly than in a U.S. corporation

Our corporate affairs are governed by our Articles of Association and by the laws of the Netherlands. The rights of our security holders and creditors and the responsibilities of directors on our board of directors, some of whom may reside outside of the United States, are different than those established under the laws of Delaware or other U.S. jurisdictions. Therefore, our public security holders may have more difficulty and be subject to higher costs in protecting their interests in the face of actions by our management, the board of directors, or controlling security holders than they would as security holders of a corporation incorporated in Delaware or other U.S. jurisdictions. This may include difficulty in effecting service of process within the United States upon us or those persons, or enforcing, in courts outside of the United States, judgments against us or those persons obtained in U.S. courts and based upon the federal securities laws of the United States. Furthermore, since a substantial portion of our assets will be located outside of the United States, any judgment obtained in the United States against those persons or us may not be collectible within the United States. Additionally, there may be doubt as to the enforceability, in original actions in Dutch courts, of liabilities based solely upon the federal securities laws of the United States.

The laws of the Netherlands do not provide for protection of minority shareholders’ interests comparable to the protection provided under the German Takeover Act

Since we are organized under the laws of the Netherlands, the German Takeover Act (Gesetz zur Regelung von öffentlichen Angeboten zum Erwerb von Wertpapieren und von Unternehmensübernahmen) does not apply to the acquisition of a controlling interest in the Company. The laws of the Netherlands do not currently provide for protection of minority shareholders’ interests comparable to the protection provided under the German Takeover Act. In particular, they do not provide for a mandatory takeover bid to minority shareholders. Consequently, our minority shareholders are not protected against any adverse effects that the change of control upon the acquisition of a major controlling shareholding in the Company could have. In particular, a controlling shareholder is not under an obligation to purchase their shares by way of a mandatory share purchase offer.

We are currently and will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act

We are currently required and will continue, as long as may be required, to file periodic reports with the U.S. Securities and Exchange Commission pursuant to the reporting requirements of the U.S. Securities Exchange Act. These reporting obligations result in an added expense and exposure to liability in the United States that might not otherwise arise.

Item 4. Information on the Company

We are a leading international provider in reusable supply chain management services, serving approximately 10,500 customers, principally in Europe and North America. We believe we:

•	own and manage the largest pool of returnable plastic containers, or RPCs, in Europe based on an independent analysis completed in September 2002;

•	are the largest provider of recycled pallets in North America based on our pallet industry experience and industry information; and

•	own and manage a pool of approximately 1.4 million pallets in Canada, the second largest pallet pool in North America.

We provide RPCs in a round-trip system. Round-trip means that a container is used for the flow of products through one whole distribution cycle and then is used multiple times. We provide RPCs and related services to growers or producers in order to distribute goods to retailers. Retailers benefit from improved product handling and automation capabilities, in-store display in RPCs, reduced storage requirements, and a reduced amount of packaging for transport. We contract third parties to collect empty RPCs from retailers for inspection and reconditioning by us. The RPCs are then reintroduced into the round-trip system for reuse on a just-in-time basis. Our RPCs, which are based on patented technology, are made of plastic and are collapsible. The RPCs are available in many different standardized sizes and structures depending on the goods to be moved. They are designed to be stacked interchangeably regardless of size. Currently, we have approximately 67.3 million RPCs in circulation worldwide. Our European pool now serves approximately 6,000 growers supplying produce to thousands of supermarket outlets in Europe.

IFCO North America provides RPC services in the United States with, as of December 31, 2002, 19 processing and distribution facilities in the United States. Currently, we have approximately 5.9 million RPCs in circulation in the United States.

We also provide a variety of services related to wooden pallets, which come in a variety of shapes and sizes for the movement of various types of goods, including pallet management, supply, repair, and recycling services as well as pallet pooling. We conduct these operations from, as of December 31, 2002, 91 facilities throughout the United States and Canada.

Our revenues from continuing operations during 2002 were approximately $380.7 million.

A. History and development of the company

Legal Information

Our legal and commercial name is IFCO Systems N.V. We were incorporated under the laws of the Netherlands on March 31, 1999. Our registered seat is in Amsterdam, the Netherlands, at our principal executive offices located at Koningslaan 34, 1075 AD Amsterdam, the Netherlands. The telephone number for our Amsterdam office is 31-20-504-1772. We also maintain operations headquarters in Munich, Germany and in Houston, Texas in the United States.

History

The IFCO Companies

The IFCO Companies began Europe’s first round-trip systems business for fresh fruit and vegetables in 1992. The business was initially founded as IFCO International Fruit Container Organization GmbH, which changed its name to IFCO International Food Container Organization GmbH and then to IFCO GmbH. IFCO GmbH subsequently merged into IFCO Europe.

The IFCO Companies are currently represented by IFCO Systems GmbH, which was formerly known as IFCO Systems Europe GmbH and, previously, IFCO Europe Beteiligungs GmbH (“IFCO Europe”) and its subsidiaries. Until 2000, the IFCO Companies also included IFCO International Network Beteiligungsgesellschaft mbH and MTS Ökologistik GmbH, both of which were subsequently merged into IFCO Europe.

In 1994, IFCO International entered into a joint venture with Mitsubishi in Japan, the IFCO Companies’ first market entry outside of Europe. In 1996, IFCO International also entered into a U.S. joint venture. In 1997, General Electric Capital Corporation became an investor in IFCO Europe through its subsidiary, General Electric Erste Beteiligungs GmbH. IFCO-Argentina S.A. was established in 1994 and its operations are generally similar to those of IFCO Europe. Effective December 31, 2001 IFCO Europe entered into an agreement with Cabelma S.A. for the sale of 51% of its interest in IFCO Argentina.

The Merger and Initial Public Offering

In March 2000, we completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America, Inc. As a result of the merger and related transactions, we became the owner of all of the stock of the IFCO Companies and IFCO North America. The total consideration for the merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

Concurrently with the merger, we also completed an initial public offering of our ordinary shares. Our total net proceeds from the IPO were $203.2 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of €200 million principal amount of 10 5/8% Senior Subordinated Notes, and borrowings from our senior credit facility, to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund a cash payment due to GE Capital and GE Erste, and to fund our purchase of the remaining joint venture interest in our U.S. RPC operations, IFCO-U.S., L.L.C.

IFCO North America (formerly PalEx)

PalEx was formed in 1996 to create a national provider of pallets and related services and completed an initial public offering in March 1997. Prior to the merger, PalEx had acquired 19 additional pallet companies, making it a major pallet recycler and producer of new pallets in the United States. In 2000, following the merger, IFCO North America separately purchased the assets of three other pallet companies.

In separate transactions in February 1998, PalEx acquired four leading steel drum reconditioning companies, which formed the base for expanding its operations into the industrial container management industry. As a result of these acquisitions and three subsequent acquisitions, IFCO North America became the largest reconditioner of industrial containers in North America. In 2000, following the merger, we purchased an additional industrial container company in a stock purchase.

Discontinued Operations

IFCO North America previously manufactured and sold wooden pallets, but in August 2000 we determined to concentrate on IFCO North America’s systems and services businesses. We completed the sale of substantially all of our new pallet manufacturing operations in October 2001. The proceeds of the sale were $48.1 million. As a result of the sale, we have reported the new pallet manufacturing business as discontinued operations in this report.

In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. In addition to the stated purchase price, the buyer assumed current working capital liabilities of the acquired business. As a result of the sale, we have reported the industrial container services business as discontinued operations in this report.

Expansion and Acquisitions

In 2002, the Company did not complete any acquisitions or undergo any material expansions.

Capital Expenditures

In 2002, the aggregate amount of capital expenditures was approximately $22.2 million, including approximately $18.2 million for RPCs. In 2003, we are continuing to upgrade our RPC pools in Europe and the United States. See “B. Liquidity and capital resources” in Item 5, “Operating and Financial Review and Prospects” for a discussion of our ability to make capital expenditures.

B. Business overview

Systems and Services

Returnable Plastic Containers

Traditionally, corrugated cardboard, wood, and steel containers have been used for the packaging and handling of products. Growers and producers have purchased or constructed containers for one-time shipment of their products. Recipients of containers have then removed the products from the containers for display, sale, or further distribution. Generally, the recipients have then had to dispose of or arrange for disposal of the containers.

We believe that the traditional packaging and material handling industry is evolving into round-trip systems in order to make the flow of goods more efficient. The development of round-trip systems has been driven by retailer, grower, and producer preferences,  cost–savings, and environmental sensitivity. Round-trip systems bring the historically separate segments of packaging and material handling into an integrated system by combining:

•	logistics management;

•	standardized round-trip containers, pallets, industrial containers, and other material handling products;

•	reconditioning and recycling services to reduce the amount of packaging for transport; and

•	information management for the flow of products.

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

Round-trip containers are reusable plastic or metal crates or trays, including RPCs, that are an alternative to a one-trip outer packaging case, such as corrugated boxes. Round-trip containers were initially developed to transport fruits and vegetables, but have been expanded to other product categories and sectors. They are typically used within exchange pools or closed loop round-trip systems. Exchange pools are cooperatives for the sharing and exchange of round-trip containers from company to company. In a closed-loop round-trip system, round-trip containers are provided by a company to growers or producers, filled and transported to retailers, returned to the provider when empty for inspection and cleaning, repair, or recycling when necessary, and are then reused in the flow of goods. Collapsible containers have become popular with many retailers for fresh produce because when folded flat they require less storage space.

Based on industry information published by Pira International Ltd in September 2002, the total European market for packaging is estimated to be worth approximately €24.0 billion, or approximately $25.5 billion. The share of corrugated containers is estimated at 65.6%, or €15.7 billion (approximately $16.7 billion), and plastics at 14.6%, or €3.5 billion (approximately $3.7 billion). This figure may reflect the potential size of the European market for round-trip containers if potential customers decided to replace corrugated containers with RPCs. However, certain fruits and vegetables are not suitable for transport in RPCs. In Europe, approximately 23% of consumer goods are now being shipped in round-trip containers. In the food and beverage sector, round-trip containers have a penetration of 31% for short life foods such as fruit and vegetables.

Since we started our RPC pool in Europe in 1992, we believe we have become the leading supplier of RPCs in Europe. Currently, there are approximately 61.4 million of our RPCs in circulation in Europe.

In the United States, the estimated number of corrugated containers used is approximately 30 billion each year, with approximately 8% used for perishables and 30% used for dry goods. While the use of round-trip containers is just beginning; the Company estimates that there are approximately 30 million round-trip containers now in use for transporting perishables.

According to market studies published by Pira International Ltd in September 2002 and Fraunhofer Institut Materialfluss und Logistik in May 2002, round-trip containers offer the following advantages to retailers in sectors such as fresh produce:

•	multiple reuse;

•	cost savings;

•	improved load utilization and container handling;

•	reduced product handling, reduced product damage, and longer shelf life;

•	more efficient temperature regulation;

•	easier in-store display; and

•	reduction of the amount of packaging for transport.

We initially developed RPCs for use with fruits and vegetables, which still constitutes our core RPC business. Approximately 98.4% of our European RPC pool is used to transport fruits and vegetables for other perishables such as fish and meat products.

In addition to the transportation of goods in our RPCs, we also provide pool management services for dry goods operations accounting for approximately 1.6% of the European RPC pool. With regard to this business, we do not always use our own RPC pool, but manage only the pool owned by such customers or by third parties holding the pool for these customers.

Retailers, growers and producers enjoy several advantages with IFCO Systems’ RPCs compared to the use of traditional packaging. These include increased handling efficiency, more efficient space utilization during transport, less waste and environmental impact, and better product protection.

The IFCO round-trip system is illustrated as follows:

The IFCO round-trip systems cover all of the steps in the flow of the goods from delivery to return to depot, including:

•	delivery to customer or first user;

•	collection of empty containers from retailer;

•	quality control;

•	hygienic cleaning conforming to applicable health and safety guidelines;

•	storage and delivery to the next customer; and

•	optional tracking system for dry goods.

IFCO RPCs are extremely versatile. Most IFCO RPCs are made of 100% recyclable plastic materials. They are light, yet strong enough to withstand the stresses of multiple handling and significantly reduce produce damage and loss. They are compatible with automated packaging systems used by growers and producers and provide an attractive product presentation at the point of sale. The RPCs fold on average to one-fourth of their original volume, dramatically reducing transport and storage costs for empty RPCs. IFCO Systems’ RPCs include different sizes of containers, usually in the dimensions 600 mm x 400 mm and 400 mm x 300 mm. These different sizes are stackable interchangeably whether erected or collapsed.

The RPCs are better able to bear the stress of large loads as compared to corrugated containers. This is especially true with produce and other perishables, which have an increased chance of arriving at the point of sale in prime condition when used with RPCs. Produce is then ready for display with minimum handling. Retailers sometimes use the RPCs for display purposes.

We are currently in the process of rolling out a new generation of RPCs. The new generation of RPCs generally reflects an improved quality, especially with respect to the closure mechanism and stability, which we believe will result in a lower RPC breakage rate. In addition, our purchase price for the new generation RPCs is significantly lower compared to our old RPCs. See “—Suppliers and Raw Materials—Returnable Plastic Containers.”

The IFCO RPCs are moved back and forth among countries based on where crops are being harvested and the countries to which crops will be exported. For example, if Spain were at peak harvest, RPCs from depots outside Spain would be shipped directly to customers in Spain. In our European RPC pool, most packed RPCs end up back in Germany or Switzerland, since these countries import much more produce than they grow domestically, while other European countries (for example Spain, Italy and France) tend to be net exporters. The RPCs are generally used between three and 12 times per year, depending on the type of RPC. The average product life of a new generation RPC is eight years.

We continue to develop electronic data processing-based planning tools, based on mathematical modeling using historical data as a basis for decision making. These tools are accompanied by the use and continuous monitoring of key operating performance indicators. We believe these efforts will increase the efficiencies of our RPC network.

The Company also continues to develop tracking and tracing technology for our RPCs. We believe that a tracking technology can improve supply chain planning and asset utilization, automate warehousing, and logistics processes, and provide more current information on new pricing strategies and implementation. Auto-identification technology, such as bar-coding, is, in principle, existing and proven in other application, but the Company is still evaluating various technologies for this purpose. With respect to any technology selected for testing and possible implementation, we will consider various factors, including field effectiveness, ease of use, and cost. We will implement such a technology if the return on such investment so warrants.

Pallet Services

A pallet is a platform, usually made of wood that is used for storing and shipping goods. Pallets are used in virtually all U.S. industries where products are physically distributed including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Pallets come in a wide range of shapes and sizes. Although most pallets are made of wood, they may also be made of steel, plastic, cardboard, molded wood fiber and other materials to satisfy smaller niche markets. The wooden pallet has traditionally been the basis for the design of storage racks, warehouse storage areas, forklifts, docks, and containers used for shipping goods.

We believe that there are hundreds of different sizes and specifications of pallets used in North America. The grocery industry, which utilizes approximately one-third of all new pallets produced, uses a standard size 48 inch x 40 inch pallet, although many other styles and specifications are also manufactured for use in that industry. Other industries use pallets having specifications that are appropriate for their particular needs. We believe that over 90% of the pallets used are of the traditional wooden type, fabricated from lumber and metal fasteners.

We believe, based on our own experience in the industry, that the U.S. pallet industry remains highly fragmented and most pallet companies are small, privately held entities operating in only one location and serving customers within a limited geographic radius. Historically, the industry has been composed of companies that manufacture new pallets and companies that repair and recycle pallets.

The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus of large corporations and businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It also has prompted large producers and distributors to outsource key elements of processes that are not within their core operations and to develop just-in-time procurement, manufacturing, and distribution systems. With the increased maturity of these supply chain systems, expedited product movement has become increasingly important and the demand for a single source national provider to support multi-location businesses has increased. Additionally, environmental and cost concerns have accelerated the trend toward increased reuse or recycling of previously used pallets.

We offer pallet management, supply, repair, recycling, and remanufacture services in the United States. We also manufacture custom wood crates. We believe that the pallet manufacturing industry in North America is largely a mature industry. Accordingly, we have generally focused our efforts on the wide variety of services that can be provided to pallet users, as we believe that these systems and services present the greatest opportunity for future growth.

We use preferred providers to service areas where we do not maintain a company-owned facility for providing our full complement of pallet services as described above. Our preferred provider network program was developed and tested in 2000 and implemented during 2001. Preferred providers are chosen based on an evaluation of their services and their industry reputation. Our relationship is solidified by a contract with each service provider.

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

Pallet Management. We design comprehensive pallet management programs that allow our customers to focus on their core business instead of managing pallets. After reviewing a customer’s supply chain, we design and implement programs to manage all aspects of the customer’s pallet needs, including supply, tracking, retrieval, sorting, repair, disposal, and reporting.

Pallet Supply. Through the combined power of our owned facilities and our preferred providers, we have created the largest network of pallet supply and services available in the United States. We combine a comprehensive evaluation process, pallet redesign software, and solutions experts that allow us to provide the most economic and ideal pallet solution for our customers. With our own resources or through our preferred provider network, we can provide recycled, remanufactured, or new pallets depending on the customer’s specifications. We also offer custom-size pallets, inventory management services, just-in-time delivery, and comprehensive reporting.

Pallet Retrieval. Pallet retrieval services allow our customers to recover value from used pallets. We will retrieve pallets from nearly anywhere in the United States. All tracking, location, and inventory information is maintained on our proprietary PalTrax™ system, which provides comprehensive reporting and visibility for customers. Our customers may earn credits toward pallet purchases or choose to receive cash back. With this program, our customers avoid paying hauling and disposal fees.

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

Pallet Recycling and Remanufacturing. As an alternative to new pallets, many of our customers choose to receive recycled or remanufactured pallets. We can provide a remanufactured pallet made out of recycled or used materials as an alternative to a new manufactured pallet. In addition, we sometimes combine recycled and new materials depending on the customer’s needs and specifications. The recycling and remanufacturing process allows us to provide a high-quality pallet at a very competitive price. We can provide a variety of pallet sizes utilizing this method.

Many new pallets are discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. Pallet repair and recycling operations begin with the retrieval or purchase of used pallets from a variety of sources.

The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and may be resold or returned immediately. Repairable pallets have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the repair facility. Pallets that cannot be repaired are dismantled and the salvageable boards are recovered for use in repairing and building other pallets. Unsalvageable boards may be ground into wood fiber, which we sell for use as landscaping mulch, fuel, gardening material, as well as for other uses. Despite increases in automation, pallet recycling and remanufacturing remains a labor-intensive process.

Buy-Sell Programs. Our buy-sell program is ideal for customers who ship their products on specific pallets yet receive significant volumes of pallets that do not meet their specifications. We will provide pallets that meet the correct specifications and remove pallets that do not fit the customer’s system. This program reduces our customer’s handling costs and guarantees the customer the right product at the right place.

Back-dock Management Services. With back-dock management services, we provide our customers pallet management services in exchange for excess pallets these customers generate or for agreed-upon service fees. The excess pallets are used as supply in our pallet recycling and remanufacturing operations, thereby minimizing our material acquisition costs.

Custom Wood Crating. We maintain seven facilities dedicated to the manufacture of custom wood crating, custom pallets, and specialized packaging supply that service approximately 150 customers across the continental United States, primarily in the lawn and garden industry. Our crating specialists partner with our customers to engineer customized packaging, shipping, and warehousing solutions. Our wood crate designs allow for stacking of heavy power equipment up to five units high, maximizing warehouse space for our customers. Our custom wood crates allow for immediate visual recognition of our customer’s product within the crate due to an open framework design. We believe our wood crates offer economical product protection compared to other options.

Pallet Pooling

We rent and manage a pool of pallets in Canada based upon contractual relationships with customers. We operate a significant portion of our pallet pooling operations through the Canadian Pallet Council, a not for profit governing body which sets standards and guidelines for how members will participate within the pallet cooperative. The pallets within the cooperative are owned by the 1,350 cooperative members and serviced by member pallet service companies. Our Canadian pallet pool of approximately 1.4 million pallets continues to be the second largest pallet pool in Canada. In addition to our pallet pooling business, we also provide related pallet repair and recycling services in Canada where we are the largest pallet recycler.

Discontinued Operations

New Pallet Manufacturing. We previously manufactured and sold new pallets in the United States, but in August 2000 we decided to concentrate on our systems and services business. We completed the sale of substantially all of our new pallet manufacturing operations in October 2001 and have reported that business as discontinued operations in this report.

Industrial Container Services Operations. We previously provided industrial container services. In February 2002, we completed the sale of substantially all of our industrial container services operations and have reported that business as discontinued operations in this report.

Seasonality

For a discussion of the seasonality of our operations, see “A. Operating results—Seasonality” in Item 5, “Operating and Financial Review and Prospects.”

Segment Information

The following table represents the revenues of our business segments as an approximate percentage of our total revenues, excluding discontinued operations for all periods presented. The majority of our RPC revenues are generated in Europe, virtually all of our pallet services revenues are generated in the United States, and virtually all of our pallet pooling revenues are generated in Canada.

	For the year ending December 31,
	2000		2001		2002
	(dollars in thousands)
RPCs	$153,473	53.6%	$157,913	41.4%	$151,485	39.8%
Pallet services	117,910	41.2	205,039	53.9	212,191	55.7
Pallet pooling	14,764	5.2	17,791	4.7	17,020	4.5

	$286,147	100.0%	$380,743	100.0%	$380,696	100.0%

Sales and Marketing

Returnable Plastic Containers

We currently maintain a broad range of customers located throughout Europe and the United States. Our RPC sales and marketing department is comprised of approximately 18 people and is headquartered in Germany, with nine regional offices in Europe and one in the United States. Our sales process is managed by direct salespersons, supplemented with high-level discussions between our top management and the retail chains. The marketing and sales strategy focuses primarily on:

•	developing and enhancing relationships with retailer groups;

•	encouraging retailers to request their suppliers to use the IFCO RPCs; and

•	working closely with new and existing customers, whether growers, producers, or manufacturers, to implement and expand their use of IFCO Systems’ round-trip systems for the customer and expand their use.

Because we seek to generate the majority of our business through retailers, our marketing strategy focuses on large retail chains. Our marketing objective is to convince retailers of the advantages of the IFCO round-trip systems, which will then, in turn, lead the retailers to encourage growers and producers to use the IFCO round-trip systems. This marketing strategy results in a well-defined target group of approximately 150 retail chains worldwide as compared to a large and highly fragmented group of growers and producers. The current consolidation trend in the retail industry favors this marketing strategy.

Our pricing is different in each country and is based primarily on the distance between the customer and the retailer. Generally, pricing is reviewed on a yearly basis, unless there are changes in raw material costs or other exceptional events occur.

We place a significant emphasis on marketing. We maintain advertising presences in relevant industry publications in order to create a strong brand name. We attend trade fairs where we market our services to retailers and growers. Additionally, we maintain a comprehensive and regularly updated website.

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

Pallet Pooling

Our sales and marketing team for pallet pooling in Canada consists of 11 people, including two regional sales managers located in offices in Vancouver and Winnipeg, two vice presidents and six sales and service representatives located throughout Canada. The vice presidents and the regional sales managers are responsible for our sales in Canada.

Customers

Returnable Plastic Containers

Although the direct customers of IFCO round-trip systems are growers and producers, the demand is driven mainly by the large retail chains and their product transport requirements. Retailers who choose to operate their supply chain by using our RPCs instruct their suppliers (growers and producers) accordingly. Our top twenty grower and producer customers for RPCs accounted for approximately 26.3% of RPC revenues for 2002. No grower or producer customer accounted for more than 3.0% of our 2002 revenues, and we do not materially rely on any single grower or producer customer. The top ten retailer groups using IFCO RPCs accounted for approximately 76% of the recollection of RPCs in 2002, with the biggest retailer alone accounting for 17.7% in 2002. In the United States, Wal-Mart accounted for approximately 86.7% of our RPC business during 2002.

Since the majority of fresh produce is still packed in disposable containers, we usually provide RPCs only for a fraction of these retailers’ range of fresh produce products. Our ability to generate revenues with retailers is limited in particular by several factors. For example, certain fruits and vegetables, such as bananas, are not suitable for the transport in RPCs currently available in our RPC pool. Also, the market for fruits and vegetables is strongly influenced by fluctuating supply resulting from weather conditions. This affects RPC demand as retailers react quickly to changing market conditions, such as produce, quality, or price and may switch their source for agricultural products on short notice from one harvest area to another. If growers and producers order our RPCs on short notice, we can only meet the growers’ demand for RPCs if we are able to supply the requested number of RPCs to the harvest area selected by the retailer on time and at a competitive price. This may exclude us from conducting business in harvest areas where we have no depot nearby. In the event the price for a certain agricultural product declines significantly, a retailer may consider the use of RPCs no longer profitable if the RPCs’ cost exceeds the value of the goods shipped. The same holds true if transportation costs for the shipping of RPCs to the relevant depot or harvest area were to increase significantly. The need of retailers to react quickly to changing market conditions makes it further impossible for retailers to commit themselves to order a minimum number of RPCs during a certain time period. Our relationship to retailers, growers and producers is therefore based on individual orders rather than being governed by written supply agreements.

There has been a trend towards consolidation of grocery retailers in Europe. This trend is expected to continue and has had a positive effect on us as we are able to obtain more volume through existing relationships. However, the negative impact of the loss of a major retailer would increase as a result of this trend.

In the United States, major retailers who have started to adopt the IFCO round-trip systems include Wal-Mart and H.E. Butt. However, whereas our European retailers generally exclusively use IFCO Systems’ RPCs, in the United States major retailers use reusable round-trip systems of various providers simultaneously.

We currently have two principal customers for our European dry goods RPC operations. Kaufhof, a department store in Germany, has a service agreement that extends to June 30, 2003, but which will not be extended. Deutsche Post AG, one of the largest European transporters of parcels and letters has a contract which extends to September 30, 2004. The service agreement with Deutsche Post AG began in 1999.

Pallet Services

In the United States, we seek to provide pallets and pallet management services to customers throughout the supply chain in a variety of industries, including automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, and steel and metals. Our pallet services model combines the strength of a national presence, local marketing, and sales knowledge with the flexibility and capability to develop innovative approaches to the pallet-related needs of our customers. Our clients are both small and large companies. Large customers include Dell, Hewlett-Packard, Sara Lee, Michelin, Kmart, Kohler, and Target. In 2002, a custom wood crating customer accounted for approximately 11.7% of our pallet services revenues. No other pallet services customer accounted for more than 2.5% of our pallet services revenues for 2002.

Pallet Pooling

In Canada, we provide our pallet pooling services primarily to food manufacturers. No customer accounted for more than 7% of the revenues from our Canadian operations in 2002, while our top 5 customers together accounted for almost 21% of total Canadian revenues. Our largest customers in Canada include Scott Paper, Coca-Cola, Pepsi-Cola, Cargill Foods and Kraft/Nabisco.

Suppliers and Raw Materials

Returnable Plastic Containers

European Supply Agreement. Schoeller Wavin Systems AG (“SWS”) manufactures all the current RPC models that we use in Europe and has production sites throughout Europe. In addition to production capability, SWS also conducts destructive and non-destructive testing, as appropriate, on raw material and production samples for quality control, new product testing, and product development. An affiliate of SWS, Schoeller Wavin Systems, Inc., also manufactures the RPCs we use in North America. SWS is an affiliate of the Schoellers. See “B. Related party transactions—Supply Agreements—European Supply Agreement” in Item 7, “Major Shareholders and Related Party Transactions,” for a discussion of these supply relationships as related party transactions.

In April 2002, IFCO Europe and SWS entered into a replacement supply agreement for a term running from January 1, 2002 through December 31, 2009.

The replacement supply agreement provides for SWS to provide new generation models of RPCs for IFCO Europe. The new generation of RPCs is expected to be used both to replace and upgrade the existing RPC pool in Europe over the next three to four years. IFCO Europe is required to purchase the manufactured RPCs exclusively from SWS, and SWS is obligated to supply the IFCO RPCs exclusively to IFCO Europe. SWS committed to provide a minimum production capacity of 16.0 million Company RPCs each year, and IFCO Europe agreed to purchase a minimum of 7.0 million units over each of five years once the molds for all new generation models are available. Beginning on January 1, 2002, SWS was committed to maintain, in a form always ready for production, at least 12 molds for our new generation RPCs, and as of September 30, 2002, SWS was required to increase the number of available for production molds to 19 for our RPCs. SWS met the initial requirement, but the parties agreed to postpone the requirement for the additional molds until sometime in 2003. SWS is also required to provide additional molds if the Company commits to a minimum purchase quantity of 1.2 million units within three years after the supply of an additional mold. In addition, SWS is obligated to increase its production to 19.0 million RPCs per year if IFCO Europe orders that amount at least six months in advance.

IFCO Europe’s minimum purchase requirement might not be achievable if the required molds are not available and if the contemplated reduction in the RPC breakage rate is not compensated by a proportional increase in the volume of the business. If SWS is in default with respect to required deliveries of new generation RPCs, our rights are limited to a specified contractual penalty per RPC. With respect to orders exceeding the minimum amount of 7.0 million RPCs, SWS shall be obligated to produce the excess amounts in non-European countries. If SWS does not comply with this obligation, IFCO Europe shall be entitled to instruct a third party to complete the production. In this event, IFCO Europe shall guarantee that the third party will conclude a license agreement with SWS under adequate conditions and, furthermore, that the RPCs produced by the third party are only filled with fruits and vegetables within Europe. If IFCO Europe does not comply with this obligation it might not be able to claim any contract penalties against SWS.

An exclusive purchase obligation exceeding any five-year term is not in compliance with European Union competition law and consequently is void. Since the replacement supply agreement provides for an initial term of seven years, the exclusive purchase obligation with respect to the additional two years is void. In addition, an exclusive supply obligation, such as the exclusivity provision in the replacement supply agreement, might not be in compliance with European Union competition law. It may be void if the supplier exceeds 30% of the market share of the relevant market in which the supplier offers those services. However, since the replacement supply agreement contains a severability clause, the invalidity of either or both of these provisions does not affect the remaining provisions. With respect to both provisions, the parties could attempt to agree on modified provisions with the same economic effect without infringing European Union competition law.

As part of the replacement supply agreement, IFCO Europe obtained a significantly lower purchase price per RPC. The replacement supply agreement establishes a price structure that is based upon production costs and material costs. Production costs per kilogram increase each year through 2006 and will be increased in increments if the annual volume purchased by IFCO

Europe is below 12.0 million units. This price increase will not apply, however, if SWS does not have the agreed amount of 19 molds by September 30, 2002, or a production capacity of 16.0 million units per year available, provided that IFCO Europe has ordered a minimum of 8.0 million RPCs per year. If IFCO Europe orders less than 8 million RPCs annually between 2002 and 2006, a specific price increase per RPC will apply. After 2006, there is no minimum purchase commitment and the then existing pricing will remain in effect until the end of the contract.

New RPCs may be manufactured either from recycled material obtained from the Company’s old RPCs, resulting in no material cost to IFCO Europe except for a specific amount per kilogram, or from new, virgin material. If IFCO desires to use recycled material, it is responsible for delivering old RPCs to SWS at its own expense and for ensuring that the old RPCs being recycled were manufactured by SWS and have no impurities that make them unsuitable for production of new generation RPCs free of defects. The material cost to IFCO Europe for new, virgin material is determined pursuant to a public raw material price index less volume discounts based upon the annual delivery quantity of new material. Quantity discounts granted to SWS on its purchases of new, virgin materials will be deducted from the raw material price calculated based on the index.

The replacement supply agreement also improves IFCO Europe’s warranty position, since SWS will reimburse IFCO Europe for any damaged new generation RPC if the breakage rate exceeds 1.25%. The actual amount of reimbursement will decline ratably over five years, so a damaged RPC that is new will be reimbursed 100% and there will be no reimbursement for RPCs over five years old. SWS bears the burden of proving that usage was not in accordance with directions or that the use was not in compliance with the supplier’s handling instructions.

In addition to supplying the new generation RPCs, the replacement supply agreement provides for SWS to develop and further improve these products. SWS may, either independently, or at IFCO Europe’s request, develop new or different products. If IFCO Europe desires to have a new product developed, IFCO Europe must supply SWS with a description and the requirements for the desired product. SWS is then entitled to submit to IFCO Europe within two weeks a notification bid describing, among other things, the development costs and the ultimate price of the new product, as well as the commercial proprietary rights. The parties are contractually obligated to negotiate in good faith the acceptance of the SWS notification bid. If the parties fail to reach an agreement concerning the desired new product, IFCO Europe is then authorized to have a third party develop and produce the desired product.

If, on the other hand, SWS independently develops a new or different product that is of interest to IFCO Europe, then SWS is obligated to offer IFCO Europe exclusive rights to purchase the new product. IFCO Europe is entitled to test the new product, free of cost, for a reasonable time not to exceed two months. If IFCO Europe decides not to purchase the new product, then SWS is free to offer the product to any third party. If, however, IFCO Europe decides to purchase the new product, then the new product is subject to the terms and conditions of the replacement supply agreement.

Either party may terminate the replacement supply agreement for good cause. If IFCO Europe terminates the replacement supply agreement for good cause, then SWS is prohibited from competing with IFCO Europe for two years after the termination. Both parties are prohibited from competing with one another throughout the term of the replacement supply agreement and for two years following termination of the replacement supply agreement upon the expiration of its term.

After the replacement supply agreement is terminated, SWS is entitled to retain ownership rights to all of the molds for the manufacture of the RPCs. IFCO Europe, or any third party that IFCO Europe designates, is entitled to use the molds, but must pay SWS a usage fee along with any applicable statutory taxes. SWS is obligated to provide the construction drawings for all molds to the Company at this time, which may use these materials to produce molds for IFCO RPCs.

Under the replacement supply agreement, all of the RPC technological developments for IFCO Europe existing when the replacement supply agreement was entered into, including the new generation models, remain the exclusive property of IFCO Europe or its affiliates. See “—Intellectual Property—Returnable Plastic Containers” for additional discussion of our intellectual property rights with respect to the RPCs. The replacement supply agreement also includes an exclusive royalty-free license to SWS with respect to the manufacturing of the RPCs for IFCO Europe to the term of the replacement supply agreement. SWS may use production know-how royalty free and without any limitations, even after termination of this European Supply Agreement, unless the use infringes existing intellectual property rights of IFCO Europe or its affiliates or an undertaking related to the intellectual property rights.

We believe that the terms of the replacement supply agreement are at least as favorable as the terms that could have been obtained by the Company in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

U.S. Supply Agreement. In September 2000, IFCO-U.S. and Schoeller Wavin Systems, Inc. entered into a ten-year supply agreement for the supply and development of RPCs in North America. The U.S. supply agreement was negotiated on the basis of and patterned after the original 1997 supply agreement with IFCO GmbH and has similar terms and conditions. Under the U.S. supply agreement, Schoeller Wavin Systems, Inc. agreed to supply collapsible plastic RPCs exclusively to IFCO-U.S., and IFCO-U.S. agreed to purchase RPCs for use in the North American market exclusively from Schoeller Wavin Systems, Inc. The supplier also agreed to provide ongoing research and development to improve technology relating to the RPCs. All IFCO RPC technological developments under the U.S. supply agreement are registered on behalf of IFCO-U.S. As in Europe, the U.S. supply agreement also includes an exclusive royalty-free license to Schoeller Wavin Systems, Inc. with respect to the manufacturing of the IFCO RPCs for IFCO-U.S.

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

If IFCO-U.S. desires to purchase different or improved products from other suppliers, Schoeller Wavin Systems, Inc. is entitled to deliver, within three months, the products or any comparable products to IFCO-U.S., and IFCO-U.S. is required to purchase these products from Schoeller Wavin Systems, Inc. under the terms and conditions of the U.S. supply agreement. If Schoeller Wavin Systems, Inc. is unable to supply the requested products, IFCO-U.S. may obtain the products from other sources, but has specified obligations to transfer the production to Schoeller Wavin Systems, Inc. if the supplier is able to negotiate terms and conditions with the third-party supplier.

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

In 2001, the Company began negotiations with Schoeller Wavin Systems, Inc. with respect to a replacement and upgrade program for new generation RPCs on similar terms as those contained in the replacement supply agreement for Europe. Pursuant to a payment plan agreed upon in March 2002 by IFCO Europe and SWS and subsequently modified (See “B. Related party transactions—Supply Agreements—European Supply Agreement” in Item 7, “Major Shareholders and Related Party Transactions”), the parties agreed to continue the existing U.S. supply agreement for the time being. However, it was agreed pursuant to the payment plan that Schoeller Wavin Systems, Inc. would negotiate a price adjustment for our benefit if our senior subordinated notes were successfully restructured and IFCO-U.S. is prepared to undertake a significant minimum purchase guarantee for a period of at least five years. A replacement U.S. supply agreement has not yet been finalized, and IFCO-U.S. continues to operate under the 2000 supply agreement

Pallet Services

We source the majority of our pallets for reconstruction from businesses that use pallets, including large and small retailers and distributors. In addition, we purchase or receive pallets from any number of sources delivering them to our facilities. Often the pallets our potential suppliers receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. We identify these sources through establishing relationships with pallet users and by direct solicitation, telemarketing, and advertising. We generally achieve timely pallet removal by placing a trailer at a source that is used to hold unwanted pallets. We then remove the load of pallets at the same time we deliver recycled pallets to the pallet user. In some cases, we are paid a tipping fee for hauling away the used pallets or are allowed to take the pallets away at no charge. In other cases, we buy the used pallets.

Pallet Pooling

Raw materials for the pallet pooling business in Canada are new lumber, paint, and fasteners, which are sourced from the market. The majority of the purchased lumber is purchased through eight different suppliers.

Intellectual Property

We own rights to the names “IFCO” and “IFCO Systems” and have registered, or applied for registration of, these marks for our lines of business in Germany, the United States, and other countries.

Returnable Plastic Containers

The development and protection of proprietary technology is essential to our business. SWS and Schoeller Wavin Systems, Inc. conduct ongoing research and development as part of their obligations under the supply agreements with us to create and improve the design of our products. These efforts are conducted in collaboration with, and with input from, us. They have resulted in a number of innovative product designs and improvements. We have a policy of protecting our proprietary technology with patents. We file patent applications in the countries in which we operate and have obtained several European and international patents covering our products. We believe the loss of these patent rights would have a material adverse effect on our RPC business.

The patents have been applied for in many different countries, mainly in the name of Schoeller Plast S.A. Switzerland, an affiliate of SWS, and only in nine countries in the name of subsidiaries of the Company, GISO Verwaltungsgesellschaft or IFCO Europe. We and the respective Schoeller Wavin companies are currently in the process of transferring the patents and registering IFCO Systems as the holder of the legal title to the patents with the patent register. The process is intended to be completed in 2003. In the meantime, the parties have agreed that we are entitled to use the respective patents based on our replacement supply agreement with SWS. However, the protection granted to us under the replacement supply agreement may not be as strong as legally possible and is considerably lower than having each patent registered in the name of IFCO Europe or one of its affiliates. This limitation on our patent rights could have a material adverse effect on our operations if were no longer able to use the patented technology for any reason, including, example, if insolvency proceedings were initiated with respect to the current registered holders of the patents that are not our subsidiaries.

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

Patents have also been issued for IFCO’s new generation of RPCs, known as “IFCO green plus,” to protect the wall design, closure mechanism, and hinge design. These patents expire in 2017. The new patents are currently registered in the name of Schoeller Plast S. A. Switzerland.

If RPCs produced by SWS or its production of these RPCs violates the intellectual property rights of any third party, SWS has agreed to hold IFCO Europe harmless from all claims of the third party for the violation. SWS is not, however, obligated to conduct its own patent research.

The intellectual property rights relating to RPCs developed by SWS following the conclusion of the replacement supply agreement for new generation RPCs and upon the request of IFCO Europe will be subject to future agreements for each individual new product.

Pallet Services

We developed our PalTrax™ system in 2001 to provide better service to our large, national customers. This system is proprietary and was developed by IFCO Systems with the assistance of a third party, though we retain all proprietary rights. Use of the PalTrax™ system was implemented in late 2001. The system is protected by a registered copyright in the United States, and we have applied for a registered trademark in the United States for “PalTrax”.

Other than the PalTrax™ system, we do not rely on patents or trademarks to any material degree in our pallet services operations.

Pallet Pooling

We do not rely on patents or trademarks to any material degree in our pallet pooling operations.

Research and development

Our two RPC suppliers, Schoeller Wavin Systems AG and Schoeller Wavin Systems, Inc., conduct ongoing product improvement efforts pursuant to the terms of the applicable supply agreements. These efforts do not involve separate research and development expenditures of IFCO Systems.

In 2000, 2001, and 2002, we incurred $1.4 million, $0.5 million, and $0.1 million, respectively, in costs and expenses related to the development of tracking and tracing programs at IFCO Online AG, which are intended to track the location and the content of shipping platforms.

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

Our direct competitors in Europe include CHEP in many countries, Europe Pool System BV in several countries, including Germany, and Steco International Plastics Logistic AG in Germany and Austria, plus four other RPC pools serving more regional markets. These companies have begun development of competitive container systems, but have limited customers and infrastructure at this time. In addition, agricultural cooperatives with their own reusable container systems and retailers have a limited impact as direct competitors

Our principal competition still comes from companies that are not providing round-trip systems but, rather, traditional packaging, including producers of disposable containers made from paper or wood, in which the majority of fresh produce is still packed.

In the United States, we face similar competitive pressures to those in Europe, except that CHEP has a more significant presence overall in the United States than we do and represents a competitive challenge, especially with regard to volume and financial reserves. In addition, Hays Container Services, a subsidiary of Hays Plc, and Georgia-Pacific Corporation have entered into the RPC market in the United States and may pose a competitive threat as they develop their RPC operations.

Pallet Services

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

We believe that the principal competitive factors in the pallet industry are price, quality of products and services, and reliability. Competition on pricing is often intense and we may face increasing competition from pallet pooling or other pallet services providers. Other companies with significantly greater capital and other resources than us, including CHEP USA, may enter or expand their operations in the pallet services business in the future, which could change the competitive dynamics of the industry. CHEP USA’s pallet pooling system currently competes with both new pallet sales and pallet recycling service offerings to the grocery, retailing, and wholesale distribution industries and has expanded into other industries. In addition, pallet services operations, including recycling, are not highly capital intensive and the barriers to entry in this business are minimal. Other smaller competitors may have lower overhead costs and, consequently, may be able to recycle pallets at lower costs than ours.

Pallet Pooling

We own and manage the second largest pallet pool in Canada with approximately 1.4 million pallets. CHEP owns the largest pallet pool in Canada, estimated at 2.5 million pallets, and is the only major competitor in the pallet pooling market in Canada. The pallet pooling business requires extensive capital investment, and we believe this is a barrier to entry for other possible competitors. Other than CHEP, we believe the primary competition for our pallet pooling business is more likely to come from pallet recyclers in Canada.

Regulation

Our RPC, pallet, and crating operations, as well as our former industrial container business, are subject to laws and regulations governing, among other things, environmental compliance, the cleanup of contaminated properties, worker health and safety, zoning, and transportation. In Europe, these regulations are administered by the respective government agencies and the European Union. In the United States, they are administered by the EPA and various other federal, state, and local environmental, zoning, health, and safety agencies. Other than an air emissions issue at the Acme Barrel facility in Chicago, Illinois, which is discussed below, we believe that we are in substantial compliance with applicable requirements. Although the Company believes that environmental costs and liabilities are not likely to materially affect our business, results of operation, or financial condition, we could incur material environmental costs in the event that we are required to conduct investigation or cleanup activities at one or more sites or if violations or conditions relating to our past operations result in new claims against us.

Returnable Plastic Containers

Our RPC businesses are subject to evolving environmental, health, safety, and transportation laws and regulations.

IFCO Systems’ RPC washing facilities in the United States and in Europe generate substantial quantities of wastewater. In the United States, there are strict requirements governing wastewater discharges. Violations of these requirements could result in substantial fines or penalties. In Germany, some of our companies discharge wastewater into the public sewage system, which is defined as an indirect discharge. Under the applicable Indirect Discharge Ordinances, the indirect discharge of wastewater exceeding certain concentrations of contaminants requires a permit by the public authorities. Although we believe we do not currently exceed any of these thresholds, future operations could trigger permit requirements. Discharges made in violation of the Indirect Discharge Ordinances may lead to substantial penalties. Municipal wastewater statutes also regulate wastewater discharges. We believe we have obtained all required permits under municipal wastewater statutes. In the future, however, we may not be able to secure all required permits. Violations of municipal wastewater statutes may result in liability, a prohibition of future wastewater discharges and/or the termination of water supply service.

Germany regulates RPCs pursuant to the German Food Products Act (Lebensmittel und Bedarfsgegenständegesetz), which prohibits manufacturing, treating or using plastics in a way that would endanger consumers’ health. Violation of the Food Products Act can result in fines or imprisonment.

Our RPCs are also subject to legislation implementing the European Council Directive 93/43 of June 1993 on the Hygiene of Foodstuffs in the various member states of the European Union. Council Directive 93/43 mandates the use of a Hazard Analysis and Critical Control Points system and requires that the cleaning of RPCs ensure the safety of foodstuffs.

Pallet Services

Our pallet services business is subject to evolving environmental, health, safety, and transportation laws and regulations at the federal, state, and local levels. Many of these administrative agencies periodically examine our pallet services operations to monitor compliance with these laws and regulations.

Our pallet operations and crating operations in the United States generate substantial quantities of scrap wood and other waste, most of which is disposed of at off-site locations. A small number of the U.S. pallet facilities incinerate solid waste on-site or grind scrap wood before disposing of it. Air emissions from these incineration and grinding operations are subject to strict permission and other requirements. Violations could subject the Company to substantial fines or penalties.

Industrial Containers

Our former industrial container businesses were subject to extensive regulations governing location, design, operations, monitoring, site maintenance, and corrective actions. The U.S. federal statutes affecting the industrial container business regulate the discharges of hazardous substances and waste to the air and water and related permits, as well as handling and disposal practices for solid and hazardous wastes. The states in which our industrial container business operated have their own laws and regulations that may be stricter than comparable federal laws and regulations.

There is suspected or potential soil or groundwater contamination at a number of the industrial container services U.S. facilities, primarily relating to on-site storage or disposal of drummed waste, historical on-site waste disposal or industrial operations, or migration of contamination from adjacent properties. In addition, certain subsidiaries of our former industrial container services operations have been identified as a potentially responsible party at a small number of the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (otherwise known as Superfund) and other third-party sites. The costs of conducting cleanup and remediation activities at one or more of these sites could be substantial, as could liabilities arising from any related third-party personal injury or property damage claims that may arise.

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

C. Organizational structure

We are a holding company with a number of operating subsidiaries. Our direct significant subsidiaries are described in the following table along with our principal indirect subsidiaries:

Subsidiary	Country of Organization	Percentage Ownership	Direct or Indirect Ownership
IFCO Systems Management GmbH(1)	Germany	100%	Direct
IFCO Systems GmbH(2)	Germany	100%	Indirect
IFCO Systems North America, Inc. (formerly PalEx)(3)	Delaware (U.S.A.)	100%	Indirect
IFCO-U.S., L.L.C.(4)	Delaware (U.S.A.)	100%	Indirect
IFCO Systems Canada, Inc.(5)	Canada	100%	Indirect
IFCO Online AG	Germany	100%	Direct

(1)	This subsidiary is also a holding company and directly owns all of the capital stock of IFCO Europe, IFCO North America, and IFCO Systems Canada, Inc.

(2)	IFCO Europe has operating subsidiaries in Germany and in other countries in Europe. Its percentage ownership in the European subsidiaries ranges from 98% to 100%. IFCO Europe also has a 99.9% interest in an Asian subsidiary, a 49% interest in an Argentine company, and a 33.3% interest in a Japanese joint venture.

(3)	We conduct our pallet services operations through direct and indirect wholly owned subsidiaries of IFCO North America.

(4)	The members of this subsidiary are IFCO North America and a U.S. subsidiary of IFCO Europe and IFCO North America.

(5)	Our pallet pooling operations in Canada are conducted through this operating subsidiary.

D. Property, plants and equipment

General

We believe that our properties are generally adequate for our present needs. Further, we believe that suitable additional or replacement space will be available when required.

Our interests in our owned and leased properties are pledged as security under our Restructured Senior Credit Facility.

Our corporate offices in Amsterdam, the Netherlands, Munich, Germany, and Houston, Texas in the United States are leased. We own the real estate of six pallet services facilities in North America, including facilities in Florida, South Carolina,

Georgia, Virginia, and Texas. The other facilities for our RPC and pallet services operations are either rented or managed by third parties.

RPC Operations (excluding North America)

As of December 31, 2002, IFCO Systems operated 54 container depots in connection with its European operations. These RPC depots are not owned by IFCO Systems but are either leased and managed by IFCO Systems or leased and managed by third parties for IFCO Systems. These depots are located in the following countries:

Austria (3)

Cyprus (1)

Denmark (5)

France (9)

Germany (11)

Greece (2)

Italy (9)

Norway (3)

Spain (4)

Switzerland (2)

United Kingdom (5)

With regard to the management of our European depots, we have entered into various service agreements with third parties, mainly for logistic services and cleaning, storage, and delivery of RPCs. Some of these agreements have a long-term fixed duration and provide for minimum quantities of RPCs to be cleaned by the other party. If we cannot meet the minimum quantity requirements, different consequences arise, depending on the specific agreement. Under some agreements we could be liable for damages, whereas other agreements ultimately provide for an exceptional right of termination for both parties regarding individual depots, if the parties cannot reach an agreement on new prices and minimum quantities. If, in the event of a termination of a depot, neither us nor the other party to the respective agreement continues to operate the depot, it has to be closed. This would result in us having to pay all costs related to the closing, including the purchase of the fixed assets from the other party, payment for rent and lease and loss of profit of the other party.

In connection with the operation of our depot facility in Ludwigsfelde, Germany, we have been granted a subsidy by the European Regional Development Fund in the amount of approximately €880,000, or approximately $0.9 million. The grant was issued subject to conditions, including our operation of the site for a period of five years after the completion of the investment; beginning on December 31, 2001. In 2002, the Company decided to close the depot. As the five-year period has not yet lapsed, this will likely result in the Company being forced to repay the grant. Furthermore, the Company would likely have to bear all other costs related to the closing, such as severance and social compensation costs for employees.

In connection with the strategy to achieve further cost savings by closing certain depot facilities, the Company has also decided to close our depots in Bürstadt and Fürth, Germany in 2003. This will result in IFCO Systems having to bear all the costs in connection with the closing. As the implementation of these cost-saving measures is an ongoing process, it is possible that additional depot facilities will be closed in the future.

Pallet Services, Pallet Pooling, and North American RPC Operations

As of December 31, 2002, we operated 101 facilities throughout the Unites States and 9 pallet pooling facilities in Canada. We own 6 of these facilities, 68 are leased facilities, and 36 are back-dock management facilities operated at the customers’ sites.

For RPC services in the United States, we had 19 RPC processing locations that sort, wash, and/or warehouse RPCs. We operate four of the processing locations out of leased facilities and one is managed by a third party for us. We also had 15 RPC distribution locations that warehouse RPCs for distribution and are managed by third parties for us.

Region or Country	Total Number of North American Facilities	Number of Pallet Services Facilities(1)	Number of Pallet Pooling Facilities	Number of RPC Facilities
United States:
—Southeast	30	26	—	4
—Midwest	19	17	—	2
—Northeast	10	9	—	1
—Southwest	21	21	—
—West	21	9	—	12
Canada	9	—	9	—

Total	110	82	9	19

(1)	Includes 7 wood crating manufacturing facilities.

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

During 2000 we acquired PalEx, three pallet recycling companies and one industrial container services company (excluding PalEx, the “2000 Purchased Companies”) and accounted for them as purchases. The discussion of the results of operations for the periods presented below reflects their post-acquisition activity, excluding discontinued operations.

The Company has modified its segment reporting by presenting the operating results of the global RPC operations as one business segment, as senior management views these operations as one segment. The Company had previously disclosed certain information for European and Non-European RPC operations separately.

In connection with the RPC replacement and upgrade program discussed herein, beginning April 1, 2002, granulate is no longer sold to the Company’s related party supplier, Schoeller Wavin Systems AG (“SWS”), for a guaranteed repurchase price and, therefore, is no longer included in revenues. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs.

The Company has updated its methodology to allocate operational costs for the pallet services division in order to reflect more accurately the nature of those costs. This review resulted in the reclassification of approximately $7.2 million and $7.4 million in costs from selling, general and administrative costs to costs of sales from previously reported results for 2000 and 2001, respectively. The results of our pallet services operations for 2002 reflect this updated allocation methodology.

Certain other reclassifications have been made in the 2000 and 2001 financial data to conform to the 2002 presentation.

	For the year ending December 31,
	2000		2001		2002
	(dollars in thousands)
Revenues:
—RPCs	$146,746	51.3%	$149,685	39.3%	$148,799	39.1%
—Pallet services	117,910	41.2	205,039	53.9	212,191	55.7
—Pallet pooling	14,764	5.2	17,791	4.7	17,020	4.5
—Related party RPC granulate sales	6,727	2.4	8,228	2.1	2,686	0.7

	286,147	100.0	380,743	100.0	380,696	100.0
Cost of sales:
—RPCs	125,671	43.9	130,489	34.3	127,482	33.5
—Pallet services	103,014	36.0	177,107	46.5	182,966	48.1
—Pallet pooling	10,496	3.6	18,421	4.8	13,216	3.5
—Related party RPC granulate cost of sales	7,322	2.6	8,638	2.3	2,686	0.7
—Impairment of property, plant and equipment	4,862	1.7	70,120	18.4	—	—

	251,365	87.8	404,775	106.3	326,350	85.7

Total gross profit (loss)	34,782	12.2	(24,032)	(6.3)	54,346	14.3
Selling, general and administrative expenses	53,845	18.8	71,013	18.6	44,876	11.8
Operational restructuring costs	941	0.3	3,695	1.0	2,254	0.6
Financing related restructuring costs	—	—	—	—	1,994	0.5
Amortization of goodwill and other intangible assets	4,457	1.6	8,017	2.1	1,143	0.3
Other operating income, net	(1,956)	(0.7)	(1,085)	(0.3)	(3,225)	(0.8)

(Loss) income from operations	(22,505)	(7.9)	(105,672)	(27.8)	7,304	1.9
Net interest costs	(18,943)	(6.6)	(26,920)	(7.1)	(33,201)	(8.7)
Factoring charges, net	(3,607)	(1.3)	(2,453)	(0.6)	(447)	(0.1)
(Loss) gain on early extinguishment of debt	(5,600)	(2.0)	—	—	91,408	24.0
Foreign currency gain (loss)	5,805	2.0	15,661	4.1	(45,032)	(11.8)
Other expense (income), net	(1,513)	(0.5)	476	0.1	248	0.1
Income tax (provision) benefit	(245)	(0.1)	1,790	0.5	(1,294)	(0.3)
(Loss) income from equity entities, net	(286)	(0.1)	76	—	(9)	—

(Loss) income from continuing operations before cumulative effect of changes in accounting principle	(46,894)	(16.4)	(117,042)	(30.7)	18,977	5.0
(Loss) income from discontinued operations	(63,471)	(22.2)	(84,236)	(22.1)	3,138	0.8
Cumulative effect of change in accounting principle	—	—	—	—	(57,690)	(15.2)

Net loss	$(110,365)	(38.6)%	$(201,278)	(52.9)%	$(35,575)	(9.3)%

Year ended December 31, 2002, Compared to Year Ended December 31, 2001

Revenues

Our total revenues were flat in 2002 as compared to 2001 at $380.7 million.

Revenues in 2001 include $3.2 million of revenues from IFCO Argentina S.A., an operating unit which was consolidated in the results of operations during 2001, but which was deconsolidated as of December 31, 2001. Additionally, 2001 revenues include $1.7 million from a subsidiary that provided logistic services (“ILS”), which was closed during 2001.

Revenues from RPC operations during 2002 include related party RPC granulate sales of $2.7 million, a decrease of $5.5 million compared to related party RPC granulate sales of $8.2 million for the year ended December 31, 2001. Related party RPC granulate sales are the result of the sales of broken RPCs to SWS, the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process.

Excluding revenues from IFCO Argentina, ILS, and sales of granulate from reported revenues, which are sources of revenues which no longer exist, consolidated revenues increased $10.3 million, or 2.8%, to $378.0 million during 2002 from $367.7 million during 2001. Approximately $7.2 million of the increase in comparable revenues resulted from the pallet services division and approximately $4.0 million of the increase resulted from the RPC division. Revenues from the pallet pooling division decreased approximately $0.8 million. The following table sets forth selected revenue data for 2001 compared to comparative data for 2002.

	2001	2002
	(dollars in thousands)
Consolidated reported revenues:	$380,743	$380,696
—Granulate revenues	(8,228)	(2,686)
—IFCO Argentina revenues	(3,201)	—
—ILS revenues	(1,651)	—

Consolidated revenues, less revenues from granulate, IFCO Argentina, and ILS	$367,663	$378,010

RPC Operations. RPC revenues decreased $0.9 million, or 0.6%, to $148.8 million in 2002 compared to $149.7 million in 2001.

The RPC business segment made approximately 230.9 million and 254.5 million trips, during 2002 and 2001, respectively, a decrease of 9.3%. The reduced number of trips was offset by higher per trip revenues, resulting from a price increase initiative in early 2002, which led to flat revenues in total. The decreases in trip volumes were concentrated in Germany, principally due to uncertainties among customers and retailers regarding the Company’s liquidity during its debt restructuring, whereas other countries, such as the United States and Switzerland, experienced higher trip volumes.

As a result of the ongoing RPC replacement and upgrade program, and in line with our expectations, our global RPC pool level at December 31, 2002 had decreased by 4.5% to 67.3 million RPCs compared to 70.5 million RPCs at December 31, 2001.

Pallet Services Operations. Revenues from pallet services were $212.2 million in 2002 compared to $205.0 million in 2001, an increase of $7.2 million or 3.5%. The increases in the pallet recycling division are primarily as a result of higher sales volume with national customers, as overall pricing levels in 2002 were relatively flat as compared to 2001. Revenues from the wood crating division were also higher.

Pallet Pooling Operations. Revenues from pallet pooling operations decreased $0.8 million, or 4.3%, to $17.0 million in 2002 from $17.8 million in 2001.

Cost of Sales and Gross Profit

Consolidated gross profit increased $79.5 million to $54.3 million in 2002 from a gross loss of $24.0 million in 2001, primarily due to a $70.1 million charge for impairment of property, plant and equipment recorded in 2001. Gross profit as a percentage of revenues increased to 14.3% in 2002 from (6.3)% in 2001. Excluding the effect of the 2001 impairment charge, gross profit was $46.1 million, or 12.1% of revenues, in 2001.

RPC Operations. Gross profit increased $67.5 million to $21.3 million in 2002 from a gross loss of $46.2 million in 2001, primarily due to a $65.4 million charge for impairment of property, plant and equipment recorded in 2001. Gross profit as a percentage of related revenues, excluding the effect of the $65.4 million impairment charge recorded in 2001, was 14.3% in 2002 and 12.8% in 2001. Cost of sales during 2002 for European RPC operations includes $2.7 million for the cost of RPC granulate sold to the Company’s related party RPC supplier, as compared to $8.6 million in 2001. The cost of RPC granulate represents the non-cash charge to cost of sales for the salvage value of the RPCs sold, in addition to costs of disposal, which include shredding costs and transportation. Excluding depreciation of $30.2 million 2001 and $27.8 million in 2002 from cost of sales totals for each year, gross profit as a percentage of related revenues increased from 33.0% in 2001 to 33.7% in 2002.

Pallet Services Operations. Cost of sales for pallet services was $183.0 million in 2002, compared to $177.1 million in 2001. Gross profit as a percentage of related revenues was relatively flat at 13.8% in 2002, as compared to 13.6% in 2001.

Pallet Pooling Operations. Gross profit as a percentage of related revenues increased to 22.4% in 2002 from (30.2)% in 2001. Excluding the effect of the impairment charge related to certain assets used in pooling operations of $4.8 million 2001, gross margin as a percentage of revenues was (3.5)% in 2001. This increase in gross profit percentage was attributable to improved management of controllable variable costs and higher focus on developing the Canadian Pallet Council business, whereas the Company was additionally involved in a different pallet sales business line during 2001.

Impairment of Property, Plant, and Equipment. During 2001, the Company began a replacement and upgrade program and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, SWS, for the purpose of replacing the majority of its European RPC pool. The Company plans to transfer RPCs to SWS over a three- to four-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan to replace the majority of its U.S. RPC pool under similar terms. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs.

Final negotiation of timing and anticipated completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the new generation RPCs.

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

Based on the negotiated timeframe of the replacement program, the Company also evaluated the potential for an impairment of the existing RPC pools in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”). Due to the final negotiations with SWS, the RPC pools were evaluated in the fourth quarter of 2001 to be impaired under the provisions of SFAS 121. An impairment charge of $56.2 million was recorded against the carrying value of the European RPC pool, and an impairment charge of $9.2 million was recorded against the carrying value of the U.S. RPC pool.

Management has made certain estimates in the timing of the RPC replacement program in Europe and the United States. These estimates affect the amount of the impairment of the existing RPC pools.

For 2001, the Company has also reflected a charge for asset impairment of $4.8 million related to certain equipment used in the Company’s pallet pooling operations in Canada. The Company undertook the development of a leased pallet handling system during 1999 and 2000, which consisted of an automated sorting and repair assembly line. Management determined that the handling system was impaired due to the Company’s decision in 2001 to cease producing the primary pallet type to be constructed by the handling system.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including all corporate expenses, decreased $26.1 million, or 36.7%, to $44.9 million in 2002 from $71.0 million in 2001, and decreased as a percentage of revenues to 11.8% in 2002 from 18.6% in 2001. These decreases reflect the effect of significantly lower administrative headcount, lower professional fees, facility consolidations, and continuing aggressive management of all overhead expenses. Management believes that a significant amount of the selling, general and administrative costs recognized in 2001 were nonrecurring in nature as a result of the Company’s various cost reduction initiatives during 2001.

Other Items

Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets decreased to $1.1 million in 2002 compared to $8.0 million in 2001. The decrease was due to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) See Note 2 to the consolidated financial statements included in this report for further explanation.

Net Interest Costs. Our interest expense, excluding factoring-related interest charges, increased by $6.3 million to $33.2 million during 2002 compared to $26.9 million during 2001. The increase was due to higher interest rates imposed on outstanding balances under our Amended Senior Credit Facility, as a result of certain defaults, higher amortization of deferred financing costs, and due to a weakening of the U.S. dollar during 2002, which increased reported interest costs under the euro-denominated Senior Subordinated Notes, which were restructured on December 31, 2002. Net interest cost during 2002 includes an accrual of approximately $20.1 million for interest which had been due under the Senior Subordinated Notes, but was substantially forgiven in connection with the restructuring of the Senior Subordinated Notes.

Foreign Currency (Loss) Gain. Our foreign currency (loss) gain decreased from a gain of $15.7 million during 2001, to a loss of $45.0 million during 2002, due to the change in the exchange rates between the U.S. dollar and the euro and the related effect on certain of the Company’s intercompany notes. The recognition required in the statement of operations for these variances does not have an effect on the Company’s cash flows. The Company completed certain tax restructuring activities during 2002, including the restructuring of our intra-group debt, which will significantly reduce the impact that foreign currency variances have on the Company’s results of operations during 2003.

Operational Restructuring Costs. During 2001, we began to assess our continuing operations and management structure. Our results of operations for 2001 include a charge of $3.7 million for involuntary termination benefits and exit costs related to facility closures and is reflected as operational restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant closures are based upon an operations reorganization plan adopted by senior management prior to December 31, 2001 that defined certain facilities for closure and included planned closure dates for each facility. During the third quarter of 2002, the Company revised its estimates of the final costs required to complete the restructuring and accordingly recorded a reduction of approximately $1.1 million in the remaining accrued balance, which is shown as a component of the net operational restructuring costs on the accompanying results of operations.

During 2002, the Company continued to rationalize the structure of its European washing depot and storage depot network in order to minimize fixed costs and to improve network utilization. These activities included the implementation of a multiple shift labor model in its washing facilities, thereby increasing the utilization of the machinery. This increased utilization at certain depots and the consolidation of other depots has allowed the company to eliminate operations in 22 depots since the inception of these plans in 2001. Furthermore, logistics optimization programs were initiated, leading to cost and time savings. Additionally, the Company is working on the continuing implementation of pool management and planning tools. These measures are accompanied by the use and continuous review of key performance indicators for control purposes. Through these measures, the Company plans to create an efficient long-term network of washing depots which will minimize both depot and transportation costs. The Company continues to look for additional opportunities to further improve network efficiencies and will likely close three further washing depots in 2003. As a result of these depot restructuring activities, our results of operations for 2002 include a charge of $3.3 million for involuntary termination benefits and exit costs related to depot closures and is reflected as operational restructuring costs.

Financing Related Restructuring Costs. During 2002, the Company incurred non-capitalizable costs totaling approximately $2.0 million relating to the restructuring of the Senior Subordinated Notes, the completion of the Restructured Senior Credit Facility, and our tax restructuring.

Gain on Early Extinguishment of Debt. See Item B., “Liquidity and capital resources—Senior Subordinated Notes” for a summary of the accounting effects of the restructuring of our Senior Subordinated Notes and Subordinated Seller Note.

Discontinued Operations

Pallet Manufacturing Operations. Subsequent to the acquisition of PalEx, the Company began an assessment of the alignment of IFCO North America’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, we determined that our core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. We determined that our management efforts and available capital would be more profitably applied to our systems and services segment, and, accordingly, we committed to a plan to discontinue and divest substantially all of our new pallet manufacturing operations in 2000. We completed the sale of substantially all of the Company’s new pallet manufacturing operations in October 2001. The proceeds of the sale were $48.1 million. We used substantially all of the proceeds from the sale of the new pallet manufacturing business to reduce the principal amount due under our amended senior credit facility.

In June 2001 the Company sold the assets of a North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. The Company collected approximately $2.8 million of the secured buyer notes during the three months ended June 30, 2002 and settled an additional $0.5 million through a purchase price adjustment. The remainder of the buyer notes, which were restructured during 2002, are due in installment payments extending through 2005. Substantially all of the proceeds from this sale were used to reduce the principal amount due under the Amended Senior Credit Facility.

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

Industrial Container Services Operations. In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. After funding the cash portion of an escrow required as part of the sale and paying the settlement and other transaction costs totaling $2.7 million, we received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s Amended Senior Credit Facility.

Revenues relating to the discontinued industrial container services operation were $99.0 million in 2001 and $14.0 million for the period from January 1, 2002 through the closing of the sale. The loss from discontinued operations includes an allocation of interest expense of $7.6 million for 2001 and $1.3 million for the period prior to the disposal date in February 2002.

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

Net Loss

As a result of the foregoing, the Company’s net loss decreased by $165.7 million from $201.3 million in 2001 to $35.6 million in 2002. Excluding the following items which management believes to be nonrecurring in nature: (1) impairment of property, plant and equipment; (2) operational restructuring costs; (3) financing related restructuring costs; (4) amortization of goodwill and other intangible assets; (5) interest costs related to the retired Senior Subordinated notes and the Subordinated Seller Note; (6) gain on early extinguishment of debt; (7) the effect of our tax restructuring completed during 2002, which substantially eliminated the impact that foreign currency variances have had on the Company’s results of operations; (8) cumulative effect of change in accounting principle; and (9) net (loss) gain from discontinued operations, the Company’s pro forma net loss decreased by $31.5 million to $5.7 million in 2002 from $37.2 million in 2001.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenues

IFCO Systems’ revenues increased $94.6 million, or 33.1%, to $380.7 million in 2001 from $ 286.1 million in 2000.

RPC Operations. Net revenues from the RPC operations increased $2.9 million, or 2.0%, to $149.7 million in 2001 compared to $146.7 million in 2000. The increase is primarily attributable to increasing penetration of RPCs with Wal-Mart and H.E. Butt in North America. In March 2000, IFCO Systems acquired the remaining minority interest in IFCO-U.S., which provides RPC services in North America. The revenues for North America RPCs are included in IFCO Systems’ revenues in 2000 following the IPO. Prior to the IPO, the results of operations of IFCO-U.S. were accounted for using the equity method of accounting.

Related Party RPC Granulate Sales. Revenues for 2001 from related party RPC granulate sales were $8.2 million, an increase of $1.5 million compared to $6.7 million for 2000.

Pallet Services Operations. Revenues from pallet services were $205.0 million in 2001 compared to $117.9 million in 2000, an increase of $87.1 million or 73.9%. The increase is primarily attributable to the acquisition of the 2000 Purchased Companies, the results of which are included from the respective dates of acquisition.

Pallet Pooling Operations. Revenues from pallet pooling operations increased $3.0 million, or 20.5%, to $17.8 million in 2001 from $14.8 million in 2000, primarily due to the acquisition of PalEx in March 2000.

Cost of Sales and Gross Profit

Gross profit decreased from $34.8 million in 2000 to $(24.0) million in 2001, primarily due to a $70.1 million charge for impairment of property, plant and equipment in 2001. Gross profit as a percentage of revenues decreased to (6.3)% in 2001 from 12.2% in 2000. Excluding the effect of the 2001 impairment charge, gross profit was 46.1 million, or 12.1% of revenues, in 2001.

RPC Operations. Gross profit as a percentage of related revenues was (30.8)% in 2001 compared to 11.0% in 2000. Excluding the impairment of property, plant and equipment related to RPCs of $65.4 million in 2001 and $4.9 million in 2000, cost of sales increased $4.5 million, or 3.8%, to $130.5 million in 2001 compared to $125.7 million in 2000. As so excluded, gross margin based on related revenues decreased to 12.8% in 2001 from 14.4% in 2000, primarily as a result of higher relative washing and transportation costs, and lower margins in developing non-European RPC markets.

Related Party RPC Granulate Cost of Sales. Cost of sales for 2001 was $8.6 million for the cost of RPC granulate sold to SWS, the Company’s related party RPC supplier. The cost of RPC granulate sold for 2000 was $7.3 million.

Pallet Services Operations. Cost of sales for pallet services was $ 177.1 million in 2001, compared to $ 103.0 million in 2000. The increase is primarily attributable to the 2000 Purchased Companies. Gross profit as a percentage of related revenues increased to 13.6% in 2001 from 12.6% in 2000.

Pallet Pooling Operations. Gross profit as a percentage of related revenues decreased to (30.2)% in 2001. Excluding the effect of the impairment charge of $4.8 million recorded in 2001, cost of sales for the pallet pooling operations increased by $7.9 million to $18.4 million in 2001 compared to $ 10.5 million in 2000. As so excluded, gross margin based on related revenues decreased to (3.5)% in 2001 from 28.9% in 2000. This decrease in gross profit percentage was attributable to the utilization of higher cost, Company-owned Canadian Pallet Council (“CPC”) pallets in the repair operations, more costly components associated with the introduction of the FLEX pallet program, and high labor costs incurred at the Company’s CPC depots.

Impairment of Property, Plant, and Equipment. Impairment of property, plant and equipment in 2000 consisted of a charge of $4.8 million for long-lived asset impairment for the book value of certain pooled transport containers called Econoboxes. The Econoboxes, which are large containers used for the transport of goods, were supplied by a subsidiary of General Electric Company pursuant to a supply agreement. The Econobox program began in 1998. Due to unfavorable reliability and durability characteristics of the Econobox and lower-than-expected demand for the product, the Company discontinued the Econobox program in 2001. See preceding analysis within this section for an explanation of impairment charges recorded during 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, which include corporate expenses, increased to $71.0 million in 2001 from $53.9 million in 2000, primarily as a result of the acquisition of PalEx and the 2000 Purchased Companies, and were relatively flat as a percentage of revenues at 18.8% in 2000 as compared to 18.6% in 2001.

Other Items

Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets increased by $3.5 million to $8.0 million in 2001 compared to $4.5 million in 2000. The increase was attributable to amortization of goodwill related to the Company’s acquisition of PalEx and the 2000 Purchased Companies.

Restructuring Costs. Restructuring costs increased from $ 0.9 million in 2000 to $ 3.7 million in 2001. During the fourth quarter of 2001, IFCO Systems began to assess its continuing operations and management structure. IFCO Systems’ results of operations for 2001 include a charge of $ 3.7 million for involuntary termination benefits and exit costs related to facility closures and is reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates based on senior management’s decisions. Restructuring costs related to plant closures are based upon an operations reorganization plan adopted by senior management prior to December 31, 2001 that defined certain facilities for closure and included planned closure dates for each facility.

Net Interest Costs. Interest expense, net of factoring-related interest charges, was $ 26.9 million in 2001, or $ 8.0 million higher than the 2000 interest expense $ 18.9 million. The increase in interest expense was primarily attributable to the Senior Subordinated Notes being outstanding for a complete calendar year during 2001, whereas they were only outstanding for approximately nine months in 2000. Additionally, interest expense related to the Amended Senior Credit Facility reflected higher average borrowing levels during 2001 than 2000.

Foreign Currency Gain. IFCO Systems recorded foreign currency gain of $15.7 million in 2001 and $5.8 million in 2000. The increase was a result of a favorable change in the exchange rate between the U.S. dollar and the euro.

Discontinued Operations

See preceding discussion of the Company’s discontinued operations.

Net Loss

As a result of the foregoing, the Company’s net loss increased by $90.9 million from $110.4 million in 2000 to $201.3 million in 2001.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and an understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Item 5, “Operating and Financial Review and Prospects,” when such policies affect our reported and expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Long Lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically evaluates the carrying value of long–lived assets, including the RPC pools and all other long-lived tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value. Impairment to long-lived assets would be based on a discounted cash flow, fair value assessment as compared to the related carrying value of the assets.

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

Leases classified as capital leases are recognized as assets and liabilities in the accompanying consolidated balance sheets at amounts equal at the inception of the lease to the lower of the present value of the minimum lease payments or the fair value of the leased asset. Lease payments are apportioned between the imputed finance charge and the reduction of the outstanding liability. The leased asset is depreciated during the lease period on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

The Company depreciates its Canadian pallet rental pool to estimated salvage value using the straight-line method over 30 years.

Included in property, plant and equipment is the Company’s RPC rental pool. The Company periodically assesses the useful life of its RPC rental pools. The Company uses historical information to determine estimates of future RPC breakage and pool development and takes this information into consideration in determining an appropriate useful life for depreciating the RPC rental pools.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, was amortized using the straight-line method over 15 to 30 years (weighted average life of 28 years) during 2000 and 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS 142. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS 142, which prohibits the amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, the Company compared the fair value of each “reporting unit” to its carrying value if certain conditions are met. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment was measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in Step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS 142 requires companies to perform the impairment test at least annually and also upon adoption. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle.

The Company has completed its SFAS 142 initial goodwill impairment test with the assistance of a valuation services firm. Accordingly, the Company has recorded an impairment loss of approximately $57.7 million, based on a comparison of the net present value of projected operational cash flows to the carrying value of the Company’s assets, which has been recorded as a cumulative effect of an accounting change as of January 1, 2002, the date of adoption. Due to a significant downward movement in the German and United States stock markets, as well as uncertainties associated with the Company’s liquidity and financial position, the Company experienced a decline in its market capitalization that negatively impacted the fair value of certain of its reporting units. Additionally, application of the non-amortization provisions of SFAS 142 for goodwill resulted in a reduction of amortization expense of approximately $6.9 million during 2002 as compared to 2001. The Company has established an annual testing period in the fourth quarter. Management believes that there was no further impairment of goodwill in 2002.

Revenue Recognition

The Company’s consolidated revenues are primarily generated from (1) RPC rental fees that are recognized over the Company’s service obligation period, which is complete when the customer’s product is removed from the RPC and the RPC is returned to the Company, (2) rental pallet fees that are recognized over the rental period, and (3) the sale of recycled pallets.

As RPCs break or otherwise become unusable, the Company facilitates the conversion of the RPCs into plastic granulate inventory. Prior to April 1, 2002, granulate inventory was then sold back to SWS and the Company recorded related party RPC granulate sales at the time granulate was delivered to SWS. In connection with the RPC replacement and upgrade program, beginning in the second quarter of 2002, granulate is no longer sold to SWS and is therefore no longer included in revenues. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs.

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

Changes in Management

In January 2002, David Russell became the President of IFCO North America. In September 2002, our board of directors designated Mr. Russell as a senior manager.

In September 2002, our board of directors elected Wolfgang Orgeldinger as the Company’s Chief Operating Officer.

B. Liquidity and capital resources

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate and to the extent allowable under the terms of the amended senior credit facility, are not restricted as to their movement from country to country.

Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for refund of RPC deposits. See “Operating results— Seasonality,” in Item 5, “Operating and Financial Review and Prospects.”

Operating activities provided $11.8 million in cash in 2002 compared to $4.1 million used in operating activities in 2001, an increase of $15.9 million. Of this favorable variance, $11.7 million was the result of the improvement in our results of operations plus the net effect of all non-cash adjustments, $31.5 million was due to reduced investment in accounts receivable, due to the Company’s increased focus on collections efforts, and $3.6 million was due to reduced inventory levels, as our pallet services business segment more closely monitored its required inventory levels. These favorable variances were partially offset by $30.8 million in cash used in reducing accounts payable and accrued expenses and other current liabilities levels to more normalized levels, which decreased steadily during 2002.

Cash provided by investing activities was $20.5 million in 2002 compared to $16.4 million in 2001. Capital expenditures for RPCs and property, plant and equipment decreased $11.8 million in 2002 to $22.2 million, compared to $34.0 million in 2001. Proceeds from the sale of discontinued operations were $41.5 million in 2002 and $47.8 million in 2001.

Cash used in financing activities was $29.1 million in 2002 compared to $18.0 million in 2001. The Company used $26.8 million of net cash in 2002 to repay existing indebtedness as compared to $15.3 million in 2001.

The Company’s cash and cash equivalents increased by $4.9 million to $16.9 million as of December 31, 2002 from $11.9 million as of December 31, 2001 and decreased by $6.0 million to $11.9 million as of December 31, 2001 from $17.9 million as of December 31, 2000.

Senior Credit Facility

Restructured Senior Credit Facility

Effective December 31, 2002, IFCO Systems, IFCO North America, and its senior lenders entered into the Third Amended and Restated Credit Agreement (as amended from time to time, the “Restructured Senior Credit Facility”), which became effective immediately following the issuance of the Shares on December 31, 2002, although certain interest and debt covenant provisions were retroactively effective to October 1, 2002. The Restructured Senior Credit Facility provides for borrowings of up to $115.1 million that consist of (1) a term loan in an aggregate principal amount of up to approximately $23.6 million (the “Restructured Term Loan”) and (2) a revolving credit facility providing revolving loans to IFCO North America of $88.0 million to be increased by (a) $1.5 million on April 1, 2003 (b) $1.0 million on July 1, 2003 and (c) $1.0 million on October 1, 2003, which includes letter of credit availability of up to $25.0 million (the “Restructured Revolver,” and, together with the Restructured Term Loan, the “Restructured Loans”).

The Restructured Term Loan consists of existing indebtedness and does not provide additional funds. It will be payable on the last day of each calendar quarter as follows: (1) $1.0 million, second quarter of 2003, (2) $2.0 million, each quarter starting from the third quarter of 2003 through and including the third quarter of 2004, and (3) the outstanding principal balance, fourth quarter of 2004, i.e., December 31, 2004. The maturity date for the Restructured Revolver is also December 31, 2004.

There was $91.4 million outstanding under the Restructured Senior Credit Facility as of December 31, 2002, including $23.6 million under the Amended Term Loan and $67.8 million under the Amended Revolver. In addition, there were commitments for outstanding letters of credit provided for under the Restructured Senior Credit Facility in the amount of $16.4 million as of December 31, 2002.

The Restructured Senior Credit Facility requires IFCO North America to pay a restructuring fee to the administrative agent (to be shared pro rata by the senior lenders) in the amount of $0.5 million ($0.25 million of which was earned and paid on December 31, 2002 and the remaining balance of $0.25 million will be earned and payable on June 30, 2003).

Subject to certain permitted cash reserves totaling $8.0 million, the Restructured Senior Credit Facility requires application of all cash receipts to reduce the Restructured Revolver. Advances under the Restructured Revolver may only be used for the purpose set forth in a rolling 13-week budget, the initial budget to be approved by all of the senior lenders and subsequent budgets to be approved by the administrative agent. IFCO Systems and IFCO North America must comply (subject to specified permitted variances for certain budget categories) with such budget based upon rolling four-week periods.

IFCO North America’s borrowings under the Restructured Revolver may not exceed the borrowing base. Under the Amended Senior Credit Facility, the borrowing base was calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. The availability under the Restructured Revolver is subject to a substantially similar borrowing base, except that it includes additional availability in an amount equal to $22.5 million attributable to collateral other than that previously included in the borrowing base. IFCO Systems and IFCO North America are required to deliver a borrowing base certificate to the administrative agent within 15 business days after the end of each month.

Eligible accounts receivable excludes, among other things, accounts receivable for which a security interest in such receivables cannot be perfected, accounts receivable over 90 days old, and accounts receivable of companies in bankruptcy proceedings. Eligible inventory includes pallets owned by IFCO North America that constitute finished goods and pallets owned the Company’s Canadian subsidiary. Eligible RPCs included only those RPCs owned by IFCO-U.S. or those RPCs that are in possession of the Company in its European depots.

The Restructured Loans will bear interest at the rates and during the time periods set forth below:

•	October 1, 2002 through June 30, 2003: pay rate equal to the higher of (1) the Bank One NA prime rate and (2) the Federal Funds effective rate plus .50% (the “Base Rate”); with additional interest accrual at 6% per annum, payable at maturity;

•	July 1, 2003 through September 30, 2003: pay rate equal to the Base Rate plus 1% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	October 1, 2003 through December 31, 2003: pay rate equal to the Base Rate plus 2% per annum; with additional interest accrual at 4% per annum, payable at maturity;

•	January 1, 2004 through March 31, 2004: pay rate equal to LIBOR plus 4% per annum or the Base Rate plus 3.0% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	April 1, 2004 through June 30, 2004: pay rate equal to LIBOR plus 4.5% per annum or the Base Rate plus 3.5% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	July 1, 2004 through September 30, 2004: pay rate equal to LIBOR plus 5% per annum or the Base Rate plus 4.0% per annum; with additional interest accrual at 5% per annum, payable at maturity; and

•	October 1, 2004 through December 31, 2004: pay rate equal to LIBOR plus 5.5% per annum or the Base Rate plus 4.5% per annum; with additional interest accrual at 5% per annum, payable at maturity.

The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments including forgiveness of varying amounts of unpaid additional interest and fees. IFCO North America may prepay the Restructured Loans at any time without penalty, subject to reimbursement of the senior lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings.

The Restructured Senior Credit Facility requires a first priority perfected security interest in the capital stock of the direct and indirect subsidiaries of IFCO North America and IFCO Systems and in all present and future assets and properties of IFCO Systems, IFCO North America, the other IFCO entities and their respective subsidiaries. It also requires a segregated account into which beginning on April 1, 2004 and continuing on the first day of each month thereafter, IFCO North America will deposit $1.0 million. In addition, the Company and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America’s obligations under the Restructured Senior Credit Facility, other than subsidiaries deemed immaterial by the administrative agent.

The Restructured Senior Credit Facility contains a number of covenants that, among other things, limit the Company’s and its subsidiaries’ ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. In addition, the Company and its subsidiaries are required to comply with specified ratios and tests, including an interest coverage ratio, a leverage ratio and minimum free cash flow test each based on Consolidated EBITDA, an average RPC deposit liability test and an aggregate European transportation costs test. As of December 31, 2002, the Company was in compliance with all Restructured Senior Credit Facility covenants.

The Restructured Senior Credit Facility contains customary defaults and events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

IFCO Systems and IFCO North America are required to give prompt notice to the administrative agent and the senior lenders of the occurrence of any default. For some violations of covenants, IFCO Systems and IFCO North America have a period of 30 days after notice to cure the violation. If the borrowings under the Restructured Revolver exceed the borrowing base as determined by the senior lenders, IFCO North America is required to prepay the Restructured Revolver in an amount equal to the excess. If IFCO North America fails to make a required prepayment, the failure would be a default under the Restructured Senior Credit Facility that cannot be cured.

If an event of default is the result of the commencement of bankruptcy, insolvency, or similar proceedings by or against the Company or one of its subsidiaries, then the senior lenders’ remedies are immediately in effect. Upon the occurrence of any other event of default, senior lenders holding more than 50% of the principal amount outstanding under the Restructured Senior Credit Facility may require the administrative agent to exercise the senior lenders’ remedies or consent to the administrative agent’s exercise of the senior lenders’ remedies. The senior lenders’ remedies include the ability to immediately terminate the Restructured Revolver and declare the aggregate principal amount outstanding under the Restructured Term Loan and the Restructured Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit.

Amended Senior Credit Facility

The Company’s failure to make a €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on our Senior Subordinated Notes, as well as our failure to make an interest payment in the same amount on September 15, 2002, resulted in an event of default under the Indenture governing the Senior Subordinated Notes. The nonpayments also created a cross-default under our amended senior credit facility (“Amended Senior Credit Facility”), which was in place in 2002 until the Restructured Senior Credit Facility became effective on December 31, 2002.

In addition to the cross-default based upon the status of the Senior Subordinated Notes, we had numerous covenant defaults under the Amended Senior Credit Facility in 2002. The Company did not receive formal notice of any of these defaults, but did acknowledge to the lenders certain of these defaults or events of default in an amendment to the Amended Senior Credit Facility.

These additional covenant defaults included, at various dates during 2002, the following:

•	exceeding the permitted borrowing base;

•	failure to comply with the minimum net worth covenant;

•	failure to comply with the total leverage, senior leverage, and interest coverage ratios, which were based on Consolidated EBITDA; and

•	failure to comply with certain financial reporting requirements for 2001 and certain periods in early 2002.

In July 2002, the Company entered into an amendment of terms and forbearance with respect to the Amended Senior Credit Facility. The amendment changed the definition of the borrowing base and gave the administrative agent the ability to adjust the borrowing base to reflect its reasonable judgment regarding the liquidation value of those assets.

This amendment required the Company to deliver the financial statements for 2001 and the first quarter of 2002 to the administrative agent no later than July 26, 2002, with which the Company complied. In addition, the Company agreed, at the expense of the Company, to allow the administrative agent to conduct a due diligence review with the assistance of third parties hired by the administrative agent.

The covenant defaults in 2002 were effectively waived pursuant to the Restructured Senior Credit Facility, which amended and restated the Amended Senior Credit Facility in its entirety.

Senior Subordinated Notes

The Company did not make the interest payment of approximately €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), due on March 15, 2002, with respect to our 10 5/8% senior subordinated notes due 2010 (“Senior Subordinated Notes”). The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with its noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. Under the Indenture governing the Senior Subordinated Notes, the Company had 30 calendar days to make the interest payment before an event of default under the Indenture would have occurred. The Company and its financial advisor then began to explore with the noteholders various options to reduce its total debt burden as well as its interest payment obligations. The Company also did not make the interest payment of €10.625 million due on September 15, 2002.

Following the Company’s initial nonpayment of interest in March 2002, noteholders holding in excess of 80% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the Senior Subordinated Notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders, under its Amended Senior Credit Facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, the Company reached an agreement in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt for equity swap. The proposed restructuring of the Senior Subordinated Notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities who hold approximately 45.5% of the Company’s issued and outstanding ordinary shares was subject to the execution of a definitive restructuring agreement, approval by the lenders under our Amended Senior Credit Facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders.

In September 2002, the Company signed a definitive restructuring agreement (“Restructuring Agreement”) with noteholders representing nearly 99% of the Senior Subordinated Notes and with Schoeller Logistic Technologies GmbH (“SLT”) and Schoeller Logistic Systems GmbH (“SLS”). Pursuant to the Restructuring Agreement, consenting noteholders would exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring. The exchange of Senior Subordinated Notes for ordinary shares would then result in the elimination of a substantial amount of the Company’s debt. On November 28, 2002, a general meeting of the Company’s shareholders approved the Restructuring Agreement and all corporate measures required for the implementation of the Restructuring Agreement. Under the terms of the Restructuring Agreement and because the number of holders of the Senior Subordinated Notes consenting to the exchange exceeded 97% of principal amount of the Senior Subordinated Notes, the restructuring was able to be implemented through a private and voluntary exchange offer in respect of the Senior Subordinated Notes.

As part of the restructuring, consenting noteholders also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes, offering the Company greater flexibility in its business going forward. On December 30, 2002, the Company, the various guarantors of the Senior Subordinated Notes, and the trustee under the Indenture governing the Senior Subordinated Notes entered into a Third Supplemental Indenture for that purpose.

On December 31, 2002, the Company confirmed the effective date of the restructuring of the Senior Subordinated Notes and issued approximately 39.0 million new ordinary shares to the consenting noteholders who tendered approximately €195.7 million, or approximately $205.2 million (based on exchange rates at December 31, 2002), in principal amount of the Senior Subordinated Notes by that date for surrender to the Company in exchange for the new shares. Consenting noteholders holding approximately €2.2 million, or approximately $2.3 million (based on exchange rates at December 31, 2002) in principal amount of the Senior Subordinated Notes did not tender their notes as of December 31, 2002 as required by the Restructuring Agreement. The Company, the ad hoc committee, SLT, and SLS entered into an amendment of the Restructuring Agreement to, among other things, provided for an extended exchange period and to delay the issuance of the remaining balance of approximately 450,000 ordinary shares. Accordingly, the remaining consenting noteholders had an additional period of ten weeks, which ended on March 11, 2003, in which to tender their Senior Subordinated Notes for exchange.

At the end of the ten-week period, approximately €2.0 million, approximately $2.1 million (based on exchange rates at December 31, 2002), in principal amount of the Senior Subordinated Notes additionally had been tendered for exchange. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, consisting of approximately 397,000 ordinary shares to the holders of the additional tendered Senior Subordinated Notes and approximately 50,000 ordinary shares on a pro rata basis to the noteholders who tendered Senior Subordinated Notes. Accordingly, all of the consenting noteholders who had tendered their Senior Subordinated Notes as of the end of the ten-week period received approximately 90% of the issued and outstanding ordinary shares of the Company.

With the completion of the restructuring, the Company still has €2.3 million, approximately $2.4 million, in principal amount of the Senior Subordinated Notes outstanding. On March 13, 2003, the Company made a payment of approximately $0.4 million to the trustee of the Senior Subordinated Notes representing all interest due on March 15, 2002, September 15, 2002, and March 15, 2003, together with default interest on the past due interest amounts, with respect to the Senior Subordinated Notes that remain outstanding. This payment brings the Company into compliance with the terms of the Indenture, as modified in connection with the restructuring.

The ownership interest of the Company’s shareholders prior to the completion of the restructuring has been severely diluted. As contemplated by the restructuring agreement and after the issuance of the remaining balance of ordinary shares as part of the restructuring, the Company’s pre-restructuring shareholders retained approximately 10% of the Company’s issued and outstanding ordinary shares immediately following the completion of the restructuring. As of December 31, 2002, the Company’s pre-restructuring shareholders were also issued warrants to acquire additional ordinary shares, which together with the ordinary shares owned immediately prior to the completion of the restructuring, may represent up to 35% of the Company’s post-restructuring share capital on a fully-diluted basis (before giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan and to any other dilution as a result of further possible equity issuances), depending on the future performance of the Company and based on the equity valuation of the Company on October 31, 2005.

Subordinated Seller Note

As part of the purchase price for an asset acquisition in August 2000, an indirect subsidiary of the Company issued a subordinated note in the original principal amount of $6.6 million (“Subordinated Seller Note”). In connection with the proposed restructuring of the Company’s debt, the Company determined not to make the payments of principal and interest on the Subordinated Seller Note that were due during 2002 totaling approximately $1.2 million. The Subordinated Seller Note was an unsecured, was guaranteed by IFCO North America, and was expressly subordinate to indebtedness under the Senior Credit Facility and the Senior Subordinated Notes. The Subordinated Seller Note accrued interest at the rate of 9% per annum and had an outstanding principal balance of $4.8 million as of December 30, 2002.

Effective November 11, 2002, the Company entered into a settlement agreement with the holder of the Subordinated Seller Note and its current beneficial holders in order to settle all claims under the note and release IFCO North America from its original guaranty. Pursuant to the terms of the settlement agreement and upon the effective date of the restructuring of the Senior Subordinated Notes on December 31, 2002, the Company delivered a new subordinated note to the holder in the amount of $0.5 million, delivered to the holder a new guaranty of payment of the new note, and paid $0.5 million in cash to the holder. The original Subordinated Seller Note and the original guaranty were canceled at that time.

The new subordinated note has a principal amount of $0.5 million and bears interest at the rate of 9% per annum. No payments of principal or interest due until the full principal amount and all accrued interest become payable on October 31, 2005.

Gain on Debt Extinguishment

The following table reflects the calculation of the gain on debt extinguishment that the Company recorded in connection with the restructuring of the Senior Subordinated Notes and the Bromley subordinated seller note (in millions of dollars):

Book value of the Senior Subordinated Notes retired as of December 31, 2002	$205.2
Book value of the retired Subordinated Seller Notes	4.8
Forgiven accrued interest relating to the Senior Subordinated Notes retired as of December 31, 2002	28.4
Forgiven accrued interest relating to the Subordinated Seller Note	0.5

238.9
Fair value of ordinary shares issued in connection with the restructuring of the Senior Subordinated Notes as of December 31, 2002, net of issuance costs of $8.8 million	(135.0)
Expense of unamortized deferred financing costs related to the Senior Subordinated Notes	(5.9)
Restructuring costs incurred during 2002 in order to complete the restructuring of the Senior Subordinated Notes	(6.0)
Total consideration paid in connection with the refinancing of the Subordinated Seller Note	(1.0)
Other	0.4

Gain recorded on early extinguishment of debt	$91.4

Receivable Factoring

We currently have two non-recourse factoring facilities for factoring European RPC receivables with third-party factoring companies in Spain and France. We also have two smaller recourse factoring facilities for factoring European RPC receivables with third-party factoring companies in Norway and Austria. As of December 31, 2002, our total European factoring volume was 17% of our total accounts receivable for the European RPC business. The following table describes the total availability and the approximate amount utilized as of December 31, 2002 under each facility:

	Total Availability		Utilization as of December 31, 2002
Country	Euros	U.S. Dollar Translation(1)	Euros	U.S. Dollar Translation
Spain	€10,400,000	$10,904,400	€7,400,000	$7,758,900
France	3,048,980	3,196,856	2,100,000	2,201,850
Norway	755,000	791,618	1,000,000	1,048,500
Austria	220,000	230,670	700,000	733,950

Total	€14,423,980	$15,123,544	€11,200,000	$11,743,200

(1)	Based on the currency exchange rate as of December 31, 2002.

We incurred factoring charges and factoring-related interest charges of $2.5 million in 2001 and $0.5 million during 2002, which are shown as factoring charges in our consolidated statements of operations. Under the existing European factoring agreements, there is a factoring fee ranging from 0.20% to 0.38% of the nominal value of the factored receivables and the interest rate on cash advances relating to factored receivables at rates ranged from 3.67% to 4.12% as of December 31, 2002.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 9.7 million RPCs as of December 31, 2002. Upon termination of a lease, the RPCs are repurchased by the Company.

Capitalization

As a result of the restructuring of the Senior Subordinated Notes and the Subordinated Seller Note, the Company’s equity has increased significantly, while the Company’s total debt levels, including capital lease obligations, have decreased significantly. The following table sets forth summary debt and equity information for each of the following dates (dollars in thousands):

	December 31,
	2001	2002
Total debt, including capital lease obligations	$328,905	$124,410
Total equity	$2,112	$110,103

Future Liquidity; Financing Prospects

Although we successfully completed the restructuring of the Senior Subordinated Notes and completed the Restructured Senior Credit Facility, we currently have limited availability to sources of additional capital. Our sources of cash liquidity include cash from operations and amounts available under the Restructured Senior Credit Facility. As of February 28, 2003, our liquidity was $14.4 million. We believe that these sources are sufficient to finance our capital and operational requirements.

The following tables summarizes our commitments for future expenditures related to long-term debt, capital lease obligations, including related interest, and operating leases as of December 31, 2002 (dollars in thousands):

	Payments due within
	1 year	2-3 years	4-5 years	5+ years	Total
Long-term debt	$5,285	$87,845	$—	$2,429	$95,559
Capital lease obligations	16,430	12,102	3,231	—	31,763
Operating lease commitments	13,584	17,054	9,007	8,258	47,903

	$35,299	$117,001	$12,238	$10,687	$175,225

We are pursuing additional financing, including additional sources of equity and sale-leaseback financing. We cannot, however, assure you that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, if we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition.

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

We intend to develop tracking and tracing technology in the materials movement industry to track the location and the content of shipping platforms. See “B. Business overview—Systems and Services—Returnable Plastic Containers.” in Item 4, “Information on the Company.” These platforms include primarily RPCs, but could also include pallets and other conveyances. We believe that such a tracking technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation. Auto identification technology is, in principle, existing and proven, but the Company is still evaluating various technologies for this purpose. With respect to any technology selected for testing and possible implementation, we will consider various factors, including field effectiveness, ease of use, and cost. In 2000, 2001, and 2002, we incurred $1.4 million, $0.5 million, and $0.1 million, respectively, in costs and expenses related to the development of the tracking and tracing programs at IFCO Online AG.

Given the nature of the pallet services and pallet pooling businesses, we do not have any material product research and development expenditures in those operations.

See “B. Business overview—Intellectual Property” in Item 4, “Information on the Company,” for a description of our patents and other intellectual property.

D. Trend information

See “A. Operating Results—Year Ended December 31, 2002, Compared to Year Ended December 31, 2001” and “B. Liquidity and capital resources—Future Liquidity; Financing Prospects.”

Business Outlook

Our 2002 performance was influenced by a challenging business environment. In Germany, specifically, the RPC business was affected by a weak economic environment with a sustained downturn in the retail market and, importantly, uncertainty over our liquidity during the debt restructuring process resulted in German retailers reducing their trading volume with the Company. The economic environment in the United States also failed to show a sustained recovery.

In 2002, we focused on the implementation, realization, and finalization of the measures focused primarily on revenue growth, cost savings and back office effectiveness improvements, which were initiated in 2001.

We have concentrated on the extension of our local RPC businesses in southern Europe and have achieved revenue growth in these markets. In Germany, however, revenues declined, primarily due to the effects resulting from the ongoing restructuring during 2002. The United States revenues were influenced by an ongoing weak economy and by efforts in our national sales program, which provides a nationwide service to our pallet recycling customers.

The cost savings in the RPC business segment were focused on the improvement of the design and effectiveness of the washing depots. We introduced multi-shift models in order to utilize the existing washing capacity at a higher rate. Additionally, a number of washing depots were closed for the same purpose. In the logistic area, we reduced movements between depots by introducing a higher focus on the overall pool planning process. In the United States, a complete reorganization in the whole finance function has taken place. Operational headquarters were reduced from three to one (in Houston, Texas), credit and collection responsibility was consolidated in Houston, and controlling departments were strengthened in order to provide improved reporting to the responsible management.

Although we cannot predict the economy worldwide or for any particular region, we hope to see recovery in 2003 from the economic downturn experienced in 2001 and 2002. We are focusing on improving revenues in all business segments. In addition, we continue to concentrate on additional cost reductions, as well as other efforts to improve our operating cash flows in several key areas.

In 2003, the RPC sales force will continue to be focused on regaining reduced revenues with German retailers and will furthermore continue its efforts to increase its business with retailers in local markets in southern Europe. To support this target, we will continue to upgrade our European RPC pool in order to satisfy customer needs. The ongoing review of our RPC washing facilities may lead to further closing of depots in order to maximize the utilization of our washing depot network. Furthermore, we will continue to work on the development of a tracking and tracing technology in order to monitor the flow of our RPCs.

Our United States pallet services business is planning to increase its efforts in the national sales program in order to acquire nationwide customers with the need for nationwide services. In accordance with this program, we will continue to strengthen its purchasing departments to provide enough core material at a good value.

As a result of these and other initiatives, we believe that we will experience higher gross margins and profitability in 2003 as compared to 2002.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Our directors and senior management are as follows:

Name	Age	Position
Christoph Schoeller	45	Chairman and Director B(2)(3)
Karl Pohler	49	Chief Executive Officer and Director A
Jeremy Brade	42	Director C(2)(3)
Antonius C.M. Heijmen	58	Director C(1)
Sam W. Humphreys	42	Director B(1)
Richard J. Moon	52	Director C(1)(2)
Eckhard Pfeiffer	61	Director B(2)(3)
Michael W. Nimtsch	45	Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger	45	Chief Operating Officer
David Russell	43	President, IFCO North America

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance committee

Christoph Schoeller became Chairman of the Board of Directors of IFCO Systems in December 2002 and a Director B in March 2000. Mr. Schoeller previously served as Chairman from March to December 2000 and as Co-Chairman from December 2000 to December 2002. In 1992, he co-founded IFCO GmbH and MTS with his brother, Martin Schoeller. Mr. Schoeller was responsible for advancing both IFCO Europe’s and MTS’s market and product development and logistics network. In 1982, Mr. Schoeller joined the Schoeller group of companies and presently serves as one of its Managing Directors. From 1982 through 1984, he was involved in international sales and licensing in the Eastern hemisphere. From 1985 to 1988, Christoph Schoeller was focused on product development and build-up of the sales organization. From 1988 until 1992, Mr. Schoeller developed the sales and marketing organization of Schoeller Logistic Industries GmbH. Mr. Schoeller was a member of the supervisory board of Trans-o-flex Schnell-Lieferdienst AG, a logistics company, and was formerly a member of the supervisory board of Danzas Holding AG, a logistics company, until its merger with Deutsche Post AG. Mr. Schoeller is also Co-Chief Executive Officer of Syntek Capital AG.

Karl Pohler became Chief Executive Officer of IFCO Systems in December 2000 and a Director A of IFCO Systems in June 2001. Mr. Pohler also became a Managing Director of IFCO Europe in September 2000 and a director of IFCO North America in January 2002. Mr. Pohler previously served as Chief Executive Officer of IFCO Online AG from August 2000 to March 2001. Prior to joining IFCO Systems, Mr. Pohler was the chairperson of the Board of Management of Computer 2000 AG, Munich and, at the same time, European president of Computer 2000/Tech Data Corp. From 1997 to 1999, he was the CEO of Sony Deutschland GmbH, Cologne. From 1993 to 1996, Mr. Pohler chaired the board of management of Computer 2000 Deutschland GmbH, Cologne. From 1980 to 1992, he was active in executive management functions for Digital Equipment GmbH, Munich. Mr. Pohler is a member of the supervisory board of Syntek Capital AG.

Jeremy Brade became a Director C in January 2003. Mr. Brade has been with JO Hambro Capital Management Ltd since 2001, where he is now Director of Private Equity. He manages European and U.S. unlisted investments. He is actively engaged in monitoring the portfolio, often serving as a non-executive director on the board of portfolio companies. Current directorships include United Industries plc, Nationwide Accident Repair Service plc, IMP Leisure Limited, and PNC Telecom plc. Prior to joining JO Hambro, Mr. Brade was at the Foreign and Commonwealth Office (UK).

Antonius C.M. Heijmen became a Director C in January 2003. Mr. Heijmen has been with PricewaterhouseCoopers, LLP since 1989 in various positions, including as Partner Business Process Outsourcing Theatre Leader & Global Marketing

Director; International Executive Partner, Management Consulting Services; Partner-in-Charge, International Consulting; and Managing Partner, MCS Northeast Region.

Sam W. Humphreys became a Director B of IFCO Systems in March 2000. Mr. Humphreys has been engaged in private equity and venture capital investing for more than the past five years. Mr. Humphreys is currently Co-Chief Executive Officer of Syntek Capital AG.

Eckhard Pfeiffer became a Director B of IFCO Systems in March 2000. Mr. Pfeiffer is Chairman of Intershop Communications AG. From 1991 until 1999, Mr. Pfeiffer was the President and Chief Executive Officer of Compaq Computer Corporation, the largest global computer systems manufacturer. Mr. Pfeiffer is a member of the boards of directors of General Motors Corporation, Hughes Electronics Corporation, Biogen, Inc., and L.M. Ericsson AB and the supervisory board of Syntek Capital AG. He also serves on the advisory board of Deutsche Bank AG.

Richard J. Moon became a Director C in January 2003. Mr. Moon has been Chairman of Synergie Business Ltd since 2002. From 200 until 2001, Mr. Moon was Chief Executive of Thales Plc (formerly Thomson—CSF Racal). From 1997 until 1999, Mr. Moon served as Chief Executive of Racal Defense Electronics, Racal Communications and on the board of directors of Racal Electronics Plc. From 1989 until 1996, he served in various positions at Thorn EMI Electronics and Thorn Automatic, including as Managing Director of Thorn EMI Electronics Sensors Group; Managing Director of Thorn Automation and Group Operations Director. He currently serves on the Board of Netia Holdings SA and Genod SA.

Michael W. Nimtsch became Senior Executive Vice President and Chief Financial Officer of IFCO Systems in October 2000. Mr. Nimtsch also became a Managing Director of IFCO Europe in September 2000. Before joining the Company, Mr. Nimtsch served as chief financial officer of Hagemeyer/ETG Fröschl GmbH & Co. KG, an electrical infrastructure materials supplier, and was responsible for finance, purchasing, foreign subsidiaries, retail and human resources. During Mr. Nimtsch’s tenure with this company, its sales increased from $203 million (1991) to $1.1 billion (2000). Prior to Fröschl, Mr. Nimtsch served as a Public Chartered Accountant for Deloitte & Touche and PricewaterhouseCoopers.

Wolfgang Orgeldinger became Chief Operating Officer of IFCO Systems in 2002 and previously served as Chief Information Officer since December 2000. Mr. Orgeldinger also became a Managing Director of IFCO Europe in February 2001. Mr. Orgeldinger spent seven years at Computer 2000 AG, a leading European IT distribution company based in Munich, with revenues of approximately DM 15 billion. For the two years prior to joining the Company, Mr. Orgeldinger was a member of the Executive Board of Computer 2000 AG and was responsible for that company’s European logistics, IT, technical services, and configuration and assembly operations, which included more than 1,500 employees at 18 logistics sites. From 1997 to 1999, Mr. Orgeldinger served as the Managing Director of IT Distribution for Computer 2000’s largest subsidiary, Computer 2000 Deutschland GmbH. Before joining Computer 2000, Mr. Orgeldinger worked for nine years for Digital Equipment in various management positions in the area of marketing, sales, consulting, IT and operations.

David Russell became Senior Vice President of IFCO North America in May 2000 with responsibility for sales and marketing and as general manager for the U.S. RPC business. In January 2002, he became President of IFCO North America, Inc. Prior to joining IFCO Systems, he served, beginning in March 1999, as a director and President and Chief Executive Officer of General Rental, Inc., a privately held equipment rental company in Pompano Beach, Florida. Mr. Russell was an officer of General Rental, Inc. when it completed reorganization pursuant to Chapter 11 of the U.S. Bankruptcy Code. From October 1996 to August 1998, Mr. Russell was Vice President/General Manager of Ryder TRS, Inc., a privately held company with publicly traded bond debt in Denver, Colorado. Beginning in 1982, Mr. Russell also served in various management positions, including as an officer, at Ryder System, Inc., a publicly traded company, until the sale of its Consumer Truck Rental Division in October 1996.

B. Compensation

Compensation of Directors

In 2002, we paid board fees to the members of our board of directors totaling approximately $0.2 million. This total amount of board compensation does not include any compensation for Christoph and Martin Schoeller, who served as Co-Chairmen of the Board in 2002. Christoph and Martin Schoeller were compensated for their advisory services to the Company through an advisory agreement with Schoeller Logistics Industries GmbH. See Part B, “Related party transactions—Advisory Agreement,” in Item 7, “Major Shareholders and Related Party Transactions.”

Pursuant to the Company’s Articles of Association, as amended in December 2002, the remuneration of the Director A shall be set by the Directors B and Directors C and the remuneration of the Directors B and Directors C will be set by the general meeting of the Company’s shareholders. Karl Pohler, the Company’s Director A is not separately compensated for serving as a director. Mr. Pohler’s compensation as Chief Executive Officers is determined pursuant to an employment contract with the Company and is reviewed periodically by the board’s compensation committee and the full board. Mr. Pohler is not separately compensated for rendering services or acting as members of the management of any of our subsidiaries.

The board of directors intends to present a proposal for the remuneration of the Directors B and Directors C at the annual general meeting of the Company’s shareholders to be held on or before June 30, 2003. In March 2003, the board approved remuneration for the Directors B and Directors C on a provisional basis pending action by the annual general meeting. Effective January 1, 2003, each of the Directors B and Directors C will receive an annual cash fee of €40,000, or approximately $42,000, for service on the board and a cash fee of €3,000, or approximately $3,200, each year for each board committee assignment. These fees are at the same level as previously in effect for independent members of the board in 2001 and 2002.

Each of our directors is reimbursed for out-of-pocket expenses incurred in their capacity as directors.

The Company has a 2000 Stock Option Plan, pursuant to which options may be granted to employees of the Company and its subsidiaries and to non-employee directors of the Company. The following table sets forth the options to purchase ordinary shares, which were granted since January 1, 2002 to our non-management directors under our 2000 Stock Option Plan.

Name	Amount of Ordinary Shares Covered by Option	Grant Date	Stock Option Plan	Purchase Price	Exercise Price Per Share		Expiration Date
Cornelius Geber	12,000	March 14, 2002	2000	—	€20.00	(1)(2)	March 14, 2012
Sam W. Humphreys	12,000	March 14, 2002	2000	—	€20.00	(1)	March 14, 2012
Eckhard Pfeiffer	12,000	March 14, 2002	2000	—	€20.00	(1)	March 14, 2012
Christoph Schoeller	12,000	March 14, 2002	2000	—	€20.00	(1)	March 14, 2012
Martin Schoeller	12,000	March 14, 2002	2000	—	€20.00	(1)(2)	March 14, 2012

(1)	The original exercise price of the options was the nominal value per ordinary share as of the grant date, €2.00. The current exercise price per share reflects the 1-for-10 share consolidation in December 2002.

(2)	Resigned as a director effective December 31, 2002 in connection with the changes in our board of directors upon completion of the restructuring of our Senior Subordinated Notes.

Sam Humphreys, Eckhard Pfeiffer, and Christoph Schoeller were each granted options to purchase ordinary shares upon completion of the merger and the IPO. In September 2002, Mr. Schoeller voluntarily terminated one of those option grants. In March 2002, each of these directors was granted additional, fully vested options to purchase 120,000 of our ordinary shares at an exercise price of €2.00 per share, the then-nominal value per share, which was greater than the market value per share on the date of the grant. Due to the subsequent share consolidation, these options are now exercisable for 12,000 of our ordinary shares at an exercise price of €20.00 per share. In March 2002, each of these directors was granted additional, fully vested options to purchase 12,000 of our ordinary shares at an exercise price of €20.00 per share, the then-nominal value per share (as adjusted for the subsequent share consolidation), which was greater than the market value per share on the date of the grant.

Compensation of Senior Managers

We paid total compensation of approximately $1.9 million during 2002 to our four senior managers. This total amount of compensation does not include any compensation for Christoph and Martin Schoeller, who served as Co-Chairmen of the Board in 2002. Christoph and Martin Schoeller were compensated for their advisory services to the Company through an advisory agreement with Schoeller Logistics Industries GmbH. See Part B, “Related party transactions—Advisory Agreement,” in Item 7, “Major Shareholders and Related Party Transactions.”

Our senior managers are eligible for grants of options under the Company’s 2000 Stock Option Plan. In addition, the Restructuring Agreement contemplated the adoption of a management incentive plan for the grant of ordinary shares and/or options to purchase ordinary shares constituting 5% of the issued and outstanding shares after giving effect to their issuance and the issuance of ordinary shares in the Restructuring. In January 2003, our board of directors adopted the 2003 Management Share Incentive Plan, pursuant to the Company would issue ordinary shares or grant options to purchase ordinary shares for an aggregate of 2,300,000 ordinary shares to our four senior managers. The share awards are allocated in three tranches, each with different vesting terms. The issuance of ordinary shares or the grant of options was at the election of each senior manager, and each senior manager elected to receive option grants.

The following table sets forth the options to purchase ordinary shares, which were granted since January 1, 2002 to our senior manager under our 2000 Stock Option Plan or the 2003 Management Share Incentive Plan.

Name	Amount of Ordinary Shares Covered by Option	Grant Date	Stock Option Plan	Purchase Price	Exercise Price Per Share			Expiration Date
Karl Pohler	120,000 333,333 333,333 333,334	March 14, 2002 January 13, 2003 January 13, 2003 January 13, 2003	2000 2003 2003 2003	— — — —	€ € € €	20.00 1.40 1.40 1.40	(1) (2) (2) (2)	March 14, 2012 January 13, 2006 2006-2008(3) November 2008(4)
Michael W. Nimtsch	50,000 158,333 158,333 158,334	March 14, 2002 January 13, 2003 January 13, 2003 January 13, 2003	2000 2003 2003 2003	— — — —	€ € € €	20.00 1.40 1.40 1.40	(1) (2) (2) (2)	March 14, 2012 January 13, 2006 2006-2008(3) November 2008(4)
Wolfgang Orgeldinger	50,000 158,333 158,333 158,334	March 14, 2002 January 13, 2003 January 13, 2003 January 13, 2003	2000 2003 2003 2003	— — — —	€ € € €	20.00 1.40 1.40 1.40	(1) (2) (2) (2)	March 14, 2012 January 13, 2006 2006-2008(3) November 2008(4)
David Russell	116,666 116,666 116,668	January 13, 2003 January 13, 2003 January 13, 2003	2003 2003 2003	— — —	€ € €	1.40 1.40 1.40	(2) (2) (2)	January 13, 2006 2006-2008(3) November 2008(4)

(1)	The original exercise price of the options was the nominal value per ordinary share as of the grant date, €2.00. The current exercise price per share, which is approximately $21.00, reflects the 1-for-10 share consolidation in December 2002.
(2)	The exercise price per share, which is approximately $1.49, is equal to closing market price per share on the Frankfurt Stock Exchange on January 13, 2003.
(3)	The termination date is three years after vesting of the options, which may occur at various times in 2003-2005.
(4)	The termination date is three years after vesting of the options, which is expected to be determinable in November 2005.

C. Board practices

Directors and Senior Management

The board of directors is responsible for the management of the Company’s business and, as such, is responsible for the policy-making and the central management of the Company and its subsidiaries. The Company has no supervisory board. In addition, the authority to represent the Company is vested in (1) the Director A, acting jointly with a holder of a general power of attorney, (2) the Director A, acting jointly with a Director B, (3) the Director A, acting jointly with a Director C, and (4) each Director B, acting jointly with a Director C. Holders of general powers of attorney are appointed by the board of directors.

The board of directors consists of one Director A, three Directors B, and three Directors C. The Directors B and Directors C focus on the general course of affairs of the Company and its enterprise, while the Director A is particularly involved with the day-to-day management of the Company and its enterprise.

Each of the directors serves for an indefinite term. If there is a vacancy in a director position, the director will be appointed by a majority of the votes cast at the general meeting of our shareholders, as follows:

•	The Director A shall be appointed by the general meeting of our shareholders on a binding nomination made by Schoeller Logistic Technologies GmbH (“SLT”), Schoeller Logistic Systems GmbH (“SLS”), and the ad hoc committee of former holders of our Senior Subordinated Notes, acting jointly, with at least two persons being nominated for each vacancy out of the Company’s management.

•

The Directors B shall be appointed by the general meeting of our shareholders on a binding nomination made by SLT and SLS, with at least two persons being nominated for each vacancy. SLT and SLS will no longer be entitled to make a binding nomination if they notify the Company in writing that jointly they no longer own, legally or beneficially, more than 75 % of the ordinary shares they owned on December 31, 2002. If SLT and SLS are no longer entitled to make a binding nomination, then the Directors B appointed by the general meeting may be replaced and new Directors B appointed by a majority of the votes cast at the general meeting.

•	The Directors C shall be appointed by the general meeting of our shareholders on a binding nomination made by the ad hoc committee, with at least two persons being nominated for each vacancy

Directors are not required to be residents of the Netherlands or are not required to own securities of the Company.

The board appoints a chairman from among its members. Pursuant to the Articles of Association, as December 31, 2002, the effective date of the restructuring of the senior subordinated notes, the chairman is Christoph Schoeller. After June 30, 2003, the board may elect a new chairman and all members of the board will then be entitled to stand for the position of chairman, except that none of the members shall be entitled to vote for his on her own election.

The board will meet at least monthly for the first six months after the effective date of the restructuring of the senior subordinated notes and at least quarterly thereafter. The chairman will convene the meetings and will determine the agenda, either of his own accord or upon the request of two directors. Each director may cast one vote. Adoption of resolutions by the board requires an absolute majority of the votes cast, unless the Articles of Association provide otherwise. The Articles of Association provide that, during the period prior to the end of the exercise period of the Warrants, resolutions of the board concerning certain subject matters require the affirmative vote of at least five of the directors. These resolutions include the following:

•	to acquire or dispose of material assets of the Company;

•	to consolidate the Company;

•	to propose to the general meeting to amend the Articles of Association;

•	to propose to the general meeting the dissolution, reorganization, recapitalization, transformation, merger, or demerger, including a divestiture, the selling of the main activities, or a spin-off, of the Company;

•	to make any material borrowings;

•	to declare or pay dividends or other distributions unless the general meeting so requires;

•	to formulate a change in dividend policy;

•	to enter into any transaction with related third parties or affiliates;

•	to issue additional securities other than options issued pursuant to the 2003 Management Share Incentive Plan; and

•	to convene a general meeting of shareholders and determine the items on the agenda of the general meeting.

The general meeting may suspend and dismiss a director. A suspension or dismissal, other than on a proposal of the entity or entities entitled to make a binding nomination for the director, must be approved by a two-thirds majority of the votes cast at the general meeting representing more than 50% of the issued shares. A suspension may not less for more than three months.

In an event of a conflict of interest between the Company and one or more members of the board of directors, the director having the conflict must abstain from acting.

See Part A, “Directors and senior management” for a discussion of the period each director and senior manager has served.

Board Committees

Audit Committee

The audit committee is currently composed of Sam W. Humphreys, who serves as its chairman, Antonius C.M. Heijmen, and Richard J. Moon.

Effective with the IPO, the board of directors adopted a charter of the audit committee. Pursuant to its charter, the audit committee is to be composed of at least three directors, all of whom are to be independent of our management and are to be free of any relationship that would interfere with their exercise of independent judgment. All members of the audit committee are required to have a working familiarity with basic financial and accounting practices, and at least one member shall have accounting or related financial management expertise. The audit committee holds four regular meetings each fiscal year, which are to be held shortly before the filing of our interim or annual financial statements with the Frankfurt Stock Exchange, the SEC, and authorities in the Netherlands. The board of directors is currently considering a revision of the audit committee’s charter based upon recent changes in corporate governance, including the U.S. Sarbanes-Oxley Act of 2002.

The purpose of the audit committee is to provide assistance to the board of directors in fulfilling their responsibility to the shareholders and investment community with respect to the quality and integrity of our corporate accounting and financial reporting practices. In so doing, it is the responsibility of the audit committee to:

•	serve as an independent and objective party to monitor our accounting and financial reporting process and internal control systems;

•	review and allocate the audit efforts of our independent accountants; and

•	maintain free and open means of communication between the board of directors, the independent auditors, and our financial management of the corporation.

The audit committee’s charter sets forth a nonexhaustive list of specific actions that the audit committee will undertake in fulfilling its responsibilities.

Compensation Committee

The compensation committee is currently composed of Eckhard Pfeiffer, who serves as its chairman, Jeremy Brade, Richard J. Moon, and Christoph Schoeller. The compensation committee advises the board of directors on the compensation of directors and the Company’s senior managers.

Corporate Governance Committee

In February 2003, the board of directors established the corporate governance committee. The corporate governance committee is currently composed of Jeremy Brade, Eckhard Pfeiffer, and Christoph Schoeller. The purpose of the corporate governance committee is to review board practices and corporate governance issues generally for the Company, including the charters of other board committees. The corporate governance committee is currently in the process of developing a committee charter.

Employment Agreements

We have employment agreements with each of our four senior managers. Each of the employment agreements, as amended, currently provide for a term running through December 31, 2005 with the possibility of additional one-year extensions upon a determination of the board of directors at least one year in advance of the end of the then current term. Each employment agreement provides for a comprehensive compensation plan that includes base salary, executive bonus, and other employee benefits. Each of the senior managers has agreed not to compete with us during the term of his employment and for 24 months following the date of his termination of employment. Each of Karl Pohler, Michael W. Nimtsch, and Wolfgang Orgeldinger are subject to an express contractual penalty for each violation of the prohibition against competition. If David Russell would breach the covenant not to compete in his employment agreement, we could seek equitable relief or make a claim for damages.

Karl Pohler’s employment agreement, as amended, provides that he will serve as the Company’s Chief Executive Officer. If his employment is terminated without cause, he is entitled to continued payment of the amounts set forth in his employment agreement. Pursuant to a December 2001 amendment of his employment agreement, Mr. Pohler was granted the right, if the Company were to be engaged in a going private transaction, to purchase 2.25% of the share capital of the Company, before any increase in share capital, at a price of €1.0 million, or approximately $1.1 million.

Michael W. Nimtsch’s employment agreement provides that he will serve as our Chief Financial Officer and a member of our senior management. If we employ Mr. Nimtsch for longer than five years, he is entitled to receive severance compensation equal to one year’s base salary at the end of his employment with us. Pursuant to a December 2001 amendment of his employment agreement, Mr. Nimtsch was granted the right, if the Company were to be engaged in a going private transaction, to purchase 1.00% of the share capital of the Company, before any increase in share capital, at a price of €450,000, or approximately $0.5 million.

Wolfgang Orgeldinger’s employment agreement provides that he will serve as a member of our senior management. If his employment is terminated without cause, he is entitled to continued payment of the amounts set forth in his employment agreement. Pursuant to a December 2001 amendment of his employment agreement, Mr. Orgeldinger was granted the right, if the Company were to be engaged in a going private transaction, to purchase 1.00% of the share capital of the Company, before any increase in share capital, at a price of €450,000, or approximately $0.5 million.

The employment agreements for each of Mr. Pohler, Mr. Nimtsch, and Mr. Orgeldinger previously included a change of control provision, which would have entitle the senior manager to receive a lump-sum payment and other appropriate compensation under certain circumstances in the event of a change of control. The employment agreements were each subsequently amended to provide for the lapse of this change of control provision.

David Russell’s employment agreement provides that he will serve as President of IFCO North America. If his employment is terminated without cause, he is entitled to a severance payment equal to the greater of one year’s base salary or his remaining base salary for the remainder of the employment term. Mr. Russell is also entitled to this severance payment, as well as accelerated vesting of all outstanding options to purchase our ordinary shares if he voluntarily terminates his employment for good reason based upon a demotion or de facto demotion without his agreement.

D. Employees

The number of our full-time equivalent employees at December 31, 2000, 2001, and 2000 are set forth in the table below:

Business Segment	Geographic Area	2000	2001	2002
RPC	Europe	664	565	435
RPC	United States	52	57	82
Pallet Services	United States	2,689	2,431	2,462
Pallet Pooling	Canada	255	259	211
Industrial Container Services(1)	United States	757	690	—
Pallet Manufacturing(2)	United States	1,284	—	—

Total		5,701	4,002	3,190

(1)	Substantially all the assets of our industrial container services operations were sold in February 2002.

(2)	Substantially all the assets of our pallet manufacturing operations were sold in October 2001.

We believe that our relationship with our employees is satisfactory.

E. Share ownership

See the consolidated share ownership table in Part A, “Major shareholders” in Item 7, “Major Shareholders and Related Party Transactions” for share ownership of major shareholders, directors, and senior management.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth as of March 17, 2003 (“Ownership Date”) (unless a different date is noted) the beneficial ownership of our ordinary shares, which is our only class of equity securities, by:

•	Each person who, to our knowledge, beneficially owned more than 5% of our ordinary shares;

•	Each of our directors and senior managers; and

•	all of our directors and senior managers as a group.

Except as indicated, beneficial ownership includes the sole power to vote and to dispose of our ordinary shares. If a person has the right to acquire beneficial ownership of any shares by exercise of options within 60 days after the Ownership Date, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our ordinary shares that person owns. These shares are not included in the computations for any other person.

	Beneficial Ownership
Name of Beneficial Owner	Shares	Percentage
Major shareholders:(1)
JP Morgan Chase Bank	7,544,852	17.2%
JO Hambro Capital Management Limited	5,574,868	12.7%
Deutsche Bank AG	5,133,623	11.7%
M&G Investment Management Limited	4,887,894	11.1%
Aberdeen Asset Manager Limited	2,955,470	6.7%
Invesco Asset Management Limited	2,676,714	6.1%
Deutsche Asset Management Investmentgesellschaft mbH (DWS Investment SA)	2,540,321	5.8%

Directors and senior managers:
Christoph Schoeller(2)	2,129,300	4.8%
Karl Pohler(3)	433,333	*
Jeremy Brade(4)	—	—
Antonius C.M. Heijmen	—	—
Sam W. Humphreys(5)	59,290	*
Richard J. Moon	—
Eckhard Pfeiffer(6)	36,160	*
Michael W. Nimtsch(7)	196,500	*
Wolfgang Orgeldinger(8)	196,604	*
David Russell(9)	131,666	*
All directors and executive officers as a group (10 persons)(10)	3,182,852	7.1%

*	Less than 1%.

(1)	Each of the major shareholders listed in the above table acquired ordinary shares in connection with the restructuring of our Senior Subordinated Notes when the Company issued a total of 39,090,599 ordinary shares to tendering noteholders in exchange for their notes. The number of ordinary shares for each of the listed major shareholders set forth above is based only on the information we received from the ad hoc committee of noteholders as of December 31, 2002. This information is not based upon any official statements or filings by the listed major shareholders. On March 11, 2003, the Company issued an additional 447,448 ordinary shares pursuant to the terms of the Restructuring Agreement, as amended, including a total of 49,938 ordinary shares that were issued to the original tendering noteholders, which included the listed major shareholders, on a pro rata basis. These additional ordinary shares are not reflected in the above table. We have no information whether or not the listed major shareholders continue to hold the ordinary shares reflected in the above table or whether they hold any ordinary shares in addition to those issued by the Company on December 31, 2002 and March 11, 2003. Each of the listed major shareholders may be holding all or part of the ordinary shares reflected in the above table on behalf of third parties, which may, in fact, be the beneficial owners of the ordinary shares.

(2)

Includes 309,000 ordinary shares owned beneficially by Schoeller Logistic Technologies Holding GmbH (“SLT”) and 1,691,000 shares owned beneficially by Schoeller Logistics Systems GmbH (“SLS”). SLT is owned 75.95% by Schoeller Logistics Industries GmbH and 24.05% by Gebrüder Schoeller Beteiligungsverwaltungs GmbH. SLS is owned 100% by

Schoeller Industries, which, in turn, is controlled by Schoeller Holding GmbH. Schoeller Industries, Schoeller Holding, and Gebrüder Schoeller are each beneficially owned by Mr. Schoeller, Martin Schoeller, other members of their immediate family, and Schoeller KG. Mr. Schoeller shares voting and investment power with Martin Schoeller with respect to the capital shares of SLT, SLS, Schoeller Industries, Schoeller Holding, and Gebrüder Schoeller. The 309,000 ordinary shares owned by SLT are subject to the right of General Electric Erste Beteiligungs GmbH pursuant to the terms of a convertible debenture issued to GE Erste by SLT. Pursuant to an agreement by Schoeller Industries, the ordinary shares owned by SLS are subject to options held by General Electric Capital Corporation to purchase the number of ordinary shares held by SLS that is equal to 0.55% of the difference between the total outstanding stock capital of the Company immediately prior to the IPO and the merger with PalEx and the number of shares into which the convertible debenture is convertible at an exercise price equal to the price quoted for the Company’s stocks on the first trading day of the IPO. Of the total 2,000,000 ordinary shares owned beneficially by SLT and SLS, Mr. Schoeller disclaims beneficial ownership of an aggregate of 390,000 ordinary shares beneficially owned by family members (other than Mr. Schoeller), who are also shareholders, directly or beneficially, of Schoeller Holding. Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) granted to Mr. Schoeller to purchase 12,000 ordinary shares with an exercise price per ordinary share of €20.00, or approximately $21.00, which expire on March 14, 2,000; and (b) held by Schoeller Industries with an exercise price per ordinary share of €155.00, or approximately $165.00, which expire on March 7, 2010. Mr. Schoeller’s percentage ownership decreased significantly in 2002 as the result of the issuance of ordinary shares on December 31, 2002 in connection with the restructuring of our Senior Subordinated Notes.

(3)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 30,000 ordinary shares with an exercise price per ordinary share of €36.00, or approximately $38.00, which expire on March 27, 2011; (b) options to purchase 70,000 ordinary shares with an exercise price per ordinary share of €20.00, which expire on March 14, 2012; and (c) options to purchase 333,333 ordinary shares with an exercise price per ordinary share of €1.40, or approximately $1.49, which expire on January 13, 2006. Excludes options to purchase 731,667 ordinary shares that were not exercisable.

(4)	Mr. Brade is the Director of Private Equity of JO Hambro Capital Management Limited, but exercises no voting or dispositive control with respect to the ordinary shares beneficially owned by JO Hambro and, moreover, is specifically restricted pursuant to internal procedures within JO Hambro from having any involvement with JO Hambro’s equity investment in the Company. In addition, Mr. Brade has no equity interest in JO Hambro. Accordingly, Mr. Brade disclaims beneficial ownership of the ordinary shares beneficially owned by JO Hambro and these ordinary shares are not reflected in the above table as being beneficially owned by Mr. Brade.

(5)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 302 ordinary shares with an exercise price per ordinary share of $144.90, which expire on August 5, 2008; (b) options to purchase 30,000 ordinary shares with an exercise price per ordinary share of €149.00, which expire on March 7, 2010; and (c) options to purchase 12,000 ordinary shares with an exercise price per ordinary share of €20.00, which expire on March 14, 2012.

(6)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 12,080 ordinary shares with an exercise price per ordinary share of €149.00, which expire on March 7, 2010; and (b) options to purchase 12,000 ordinary shares with an exercise price per ordinary share of €20.00, which expire on March 14, 2012.

(7)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 8,667 ordinary shares with an exercise price per ordinary share of €40.10, or approximately $43.00, which expire on March 27, 2011; (b) options to purchase 27,500 ordinary shares with an exercise price per ordinary share of €20.00, which expire on March 14, 2012; and (c) options to purchase 158,333 ordinary shares with an exercise price per ordinary share of €1.40, which expire on January 13, 2006. Excludes options to purchase 343,500 ordinary shares that were not exercisable.

(8)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 8,667 ordinary shares with an exercise price per ordinary share of €37.00, or approximately $39.00, which expire on March 27, 2011; (b) options to purchase 27,500 ordinary shares with an exercise price per ordinary share of €20.00, which expire on March 14, 2012; and (c) options to purchase 158,333 ordinary shares with an exercise price per ordinary share of €1.40, which expire on January 13, 2006. Excludes options to purchase 343,500 ordinary shares that were not exercisable.

(9)	Includes the following options that were exercisable on or within 60 days of the Ownership Date: (a) options to purchase 15,000 ordinary shares with an exercise price per ordinary share of €237.50, or approximately $252.00, which expire on May 15, 2010; and (b) options to purchase 116,666 ordinary shares with an exercise price per ordinary share of €1.40, which expire on January 13, 2006. Excludes options to purchase 248,334 ordinary shares that were not exercisable.

(10)	Includes (a) a total of 390,000 ordinary shares with respect to which Mr. Schoeller disclaims beneficial ownership and (b) options to purchase a total of 1,129,810 ordinary shares that were exercisable on or within 60 days of the Ownership Date. Excludes options to purchase a total of 1,667,001 ordinary shares that were not exercisable.

As of the Ownership Date, we had approximately 43.4 million bearer ordinary shares reflected as outstanding on our German share register and approximately 0.5 million registered ordinary shares reflected as outstanding on our New York share register. We are not able to obtain information from Clearstream Banking AG with respect to the number of holders of bearer ordinary shares on the German share register.

B. Related party transactions

Supply Agreements

European Supply Agreement

In November 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a ten-year supply agreement. The 1997 supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Logistics Industries GmbH. Upon completion of the PalEx merger, Schoeller Industries did not become part of IFCO Systems and remained under the control of Martin and Christoph Schoeller. Schoeller Plast AG subsequently changed its name to Schoeller Wavin Systems AG (“SWS”).

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

Although SWS had the benefit of a binding contract with over seven years remaining on its term, based upon the most recent new product introduction in 1999, we sought to obtain more favorable terms. In early 2001, we began negotiations with SWS for a new generation of RPCs and more favorable terms. In May 2001, we agreed on a term sheet and began operating on the basis of those new terms.

The supply of RPCs for our European RPC business is currently based on a replacement supply agreement entered into by IFCO Europe and SWS in April 2002 with an effective date of January 1, 2002. See Part B, “Business overview—Suppliers and Raw Materials—Returnable Plastic Containers—European Supply Agreement,” in Item 4, “Information on the Company,” for a detailed discussion of the replacement supply agreement for the European RPC business.

The replacement supply agreement may be extended for successive one-year terms until one of the parties gives a one-year’s notice of intent to terminate. In addition, either party may terminate the replacement supply agreement for good cause. If IFCO Europe terminates the replacement supply agreement for good cause, then SWS is prohibited from competing with IFCO Europe for two years after the termination. Both parties are prohibited from competing with one another throughout the term of the replacement supply agreement and for two years following termination of the replacement supply agreement.

We believe that the terms of the replacement supply agreement are at least as favorable as the terms that could have been obtained by the Company in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

In order to ensure the continued supply of RPCs, in March 2002 the Company and SWS agreed to a payment plan for the past due amounts under the 1997 supply agreement and future obligations for purchases of RPCs under the replacement supply agreement. The agreed payment plan was modified to a certain extent by subsequent agreements between the parties on July 30, 2002 and October 8, 2002. The payment plan, as modified, had the following components:

•	It provided for due dates and a flat-rate for default interest with respect to past due amounts, which have now been paid in full.

•	IFCO Europe became obligated to purchase 1.0 million new generation RPCs per month until the end of 2002 with payment of a surcharge of €0.10, or approximately $0.10, per kilogram.

•

With respect to a loan to IFCO Europe of 3,600 tons of RPCs from SWS, the parties agreed to convert the loan into a purchase agreement. Pursuant to this purchase agreement, we agreed to purchase the previously loaned material for a purchase price of €0.85, or approximately $0.90, per kilogram, to be paid in 18 equal installments of €170,000, or approximately $178,000, per month with the first installment due in January 2003. In November 2002, SWS agreed that we could setoff an amount owed to the Company by Schoeller Industries against these payment obligations for the first quarter of 2003. In addition, we agreed with SWS that amount due to us by SWS could also be setoff against our payment obligations. See “—Schoeller Entities.” As a result, the first installment payment by the Company will be in April 2003.

•	In consideration for RPCs delivered to IFCO Europe in the third and fourth quarters of 2002, we are obligated to pay €6.7 million, or approximately $7.1 million, to SWS in the first quarter of 2003.

•	In January 2003, the purchase and payment provisions reverted to the stated terms in the replacement supply agreement.

•	IFCO Europe undertook to purchase at least 7.0 million units in 2003, which are to be delivered in equal monthly amounts pursuant to and orders from IFCO Europe at least six weeks before the beginning of a quarter.

U.S. Supply Agreement

IFCO-U.S. is a party to a supply agreement with Schoeller Wavin Systems, Inc., an affiliate of SWS, dated September 27, 2000, and effective as of March 22, 2000. The U.S. supply agreement was negotiated on the basis of and patterned after the 1997 supply agreement for Europe and has similar terms and conditions. See Part B, “Business overview—Suppliers and Raw Materials—Returnable Plastic Containers—U.S. Supply Agreement,” in Item 4, “Information on the Company,” for a detailed discussion of the U.S. supply agreement.

The U.S. supply agreement expires on December 31, 2010, and may be renewed by the parties for an additional ten-year period. The U.S. supply agreement may be terminated by either party at any time for cause. In 2001, the Company began negotiations with Schoeller Wavin Systems, Inc. with respect to a replacement and upgrade program for new generation RPCs on similar terms as those contained in the replacement supply agreement for Europe. A replacement U.S. supply agreement has not yet been finalized.

Advisory Agreement

On June 22, 2001, after approval by the board of directors, we entered into a new advisory agreement with Schoeller Industries, which was effective January 1, 2001 for a one-year term. The advisory agreement replaced previous management agreements. It provided for its term to be extended for an additional year unless it was terminated by November 30, 2001. In March 2002, the board of directors, excluding Christoph and Martin Schoeller as interested parties, approved and ratified the extension of the new advisory agreement for an additional one-year term ending December 31, 2002. Pursuant to the advisory agreement, Schoeller Industries provided advisory services to us as requested. The advisory services included the areas of strategy, know-how transfer, finance structuring, overseas alliances, business development, contacts, and associations, as well as additional services requested and agreed upon by us and Schoeller Industries. Schoeller Industries has agreed to provide a team of eight employees to provide the advisory services during the term of the advisory agreement, including Christoph Schoeller and Martin Schoeller. For purposes of the advisory agreement, we estimated approximately 1,000 man-days per year of advisory services. In exchange for these services, we paid Schoeller Industries an annual fee of €750,000, or approximately $0.8 million, which was paid monthly. The term of the advisory agreement ended on December 31, 2002.

Schoeller Entities

Schoeller Industries owed us a total of €337,000 as of December 31, 2001, or approximately $325,000 (based on exchange rates at December 31, 2001), which amounted to €442,459, or approximately $464,000 (based on exchange rates as of December 31, 2002), as of November 11, 2002. The Company and SWS agreed that this amount, plus interest, could be set off by us against amounts owed by the Company to SWS, and the setoff was effected in November 2002 resulting in full payment.

SWS owed us fees for IT services amounting to approximately €0.3 million, or approximately $0.3 million. The parties agreed to set off this amount against our payment obligations to SWS under the replacement supply agreement and related agreements that would otherwise have been due in early 2003.

IFCO Systems leased its office premises in Pullach from Schoeller Plast Industries GmbH (“SPI”) based on an oral lease agreement until December 31, 2002. The rent amounted to approximately $24,000, per month. We agreed with SPI to terminate the lease agreement as of December 31, 2002, based on a settlement agreement entered into on December 6, 2002. Pursuant to the settlement agreement, we agreed to pay costs for future rent payments still owed, plus costs occurred by the vacation and renovation of the rented premises, in the amount of €350,000, or approximately $370,000, in three equal installments to be paid in the first quarter of 2003.

As of December 31, 2002, Gebrüder Schoeller Beteiligungsverwaltungs GmbH owes the Company €171,547, or approximately $0.2 million. This amount is the result of (1) cost reimbursements by the IFCO Companies in 1997 and 1998, (2) the purchase of shares of a related party in 1999, and (3) accrued interest through December 31, 2000. Interest has not been accrued since December 31, 2000. Gebrüder Schoeller is owned by members of the Schoeller family. It has confirmed this obligation to the Company.

In January 1997, we entered into an agreement with Michael Schoeller, Christoph Schoeller and Martin Schoeller to acquire the entire share capital of IFCO Skandinavien A/S. The agreement recited that Schoeller Plast Enterprise A/S (“SPE”), as a result of a series of agreements, was solely entitled to produce and sell transporter crates and pallets in Scandinavia. SPE is beneficially owned 50% by Michael Schoeller and 50% by Martin and Christoph Schoeller. Through the controlling shareholder, Michael Schoeller has the right to control SPE. In addition to our purchase of the IFCO Skandinavien A/S share capital, the agreement provided that we would pay to SPE a commission per crate of DM 0.02, or approximately $0.01, for RPCs leased in Scandinavia. The commission was to be valid as long as SPE did not operate any leasing business in competition with us. For 2001, we paid commissions of approximately €92,000, or approximately $98,000. For the first six months of 2002, we paid approximately €43,000, or approximately $46,000. Further commissions have not been paid for 2002, since SPE has not yet issued a further invoice for 2002. We terminated the agreement by written notice on September 30, 2002, though SPE claims that the agreement is still effective. See Part A, “Consolidated statements and other financial information—Legal Proceedings” in Item 8, “Financial Information.”

In 1996, the predecessor to SWS provided the Company’s Brazilian subsidiary, IFCO do Brasil, with a credit facility to provide capital for start-up operations in Brazil. IFCO do Brasil is currently inactive. We have determined that as of June 30, 2002, there was an outstanding balance, expressed in Brazilian currency, of approximately €82,000, or approximately $87,000. We are currently reviewing the available documentation, and consulting with Brazilian governmental authorities as necessary, to confirm the amount and validity of the loan and whether or not there is a valid monetary adjustment provision applicable to the loan, which would require an adjustment for the inflationary status of the Brazilian currency and result in a greater amount being owed to SWS by IFCO do Brasil.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Statements

Our consolidated financial statements are filed as part of this report beginning on page F-1.

Legal Proceedings

From time to time, we may be a party to various legal proceedings arising in the ordinary course of business. Most of that litigation involves claims for personal injury or property damage incurred in connection with our operations or collection actions by us for amounts owed for products or services. We believe that none of these actions will have a material adverse effect on our financial condition or results of operations.

Europe

Three actions have been brought before the regional court in Munich, Germany against IFCO Europe and another subsidiary of the Company, IFCO Systems España S.A., by Arthur Stöckli and Asto Consulting Innovative Marketing with respect to certain agency agreements.

Under an agreement between Arthur Stöckli acting under the name of “Asto Consulting Innovative Marketing S.A.” and IFCO Europe on the development of “IFCO-Systems” in South America, Mr. Stöckli was obligated to establish several companies in South America. Mr. Stöckli has asserted claims on the reimbursement of expenses, which IFCO Europe believes are unfounded. In August 2002, the regional court in Munich awarded Mr. Stöckli $73,900 out of the $401,905 he had claimed. In March 2003, we paid the court award.

In a second lawsuit pending before the regional court in Munich since December 2001, Mr. Stöckli claims alleged outstanding remuneration on the grounds of the South American development agreement in the amount of approximately $500,000.00. IFCO Europe has opposed the claim and has asserted counterclaims against Mr. Stöckli for unjust enrichment.

In May 2002, Mr. Stöckli brought a third action before the regional court in Munich against IFCO Systems España regarding claims arising from an agency agreement on the placing of lease contracts concerning specific IFCO products in Spain. The parties disagree on the date of termination of the agreement. Mr. Stöckli claims the payment of alleged outstanding sales commissions and also seeks a declaratory judgment stating that IFCO Systems España has to bear all costs arising out of the settlement of certain employment contracts. IFCO Systems España’s position is that the claims are unfounded. However, should the court hold that the agency agreement was not terminated, there is a risk that IFCO Systems España will have to pay the respective sales commissions and future sales commissions as well as the settlement costs for the employment contracts, amounting to approximately €1.5 million, or approximately $1.6 million.

Mr. Stöckli has also asserted additional claims based upon these agreements, amounting to approximately $9.0 million, as well as claims for damages in the amount of approximately $450,000. These claims have thus far been brought before a court. IFCO Systems believes all of these claims are unfounded.

In 2000, IFCO Systems entered into a contract with SE Kasse-Service A/S for washing of RPCs. The parties agreed upon a contractual term of ten years, although IFCO Systems subsequently canceled the contract. As a result, SE Kasse is seeking to recover damages in an amount of approximately $7.3 million based on non-performance of the contract. After several failed attempts to settle the dispute, SE Kasse initiated arbitration proceedings before a Danish arbitral court. IFCO Systems believes that the amount in dispute does not take into consideration certain items to be deducted, such as costs saved by SE Kasse. We cannot, however, give any assurance that IFCO Systems will not be liable for the total sum.

In January 1997, IFCO Systems entered into an agreement with Michael Schoeller, Christoph Schoeller, and Martin Schoeller to acquire the entire share capital of IFCO Skandinavien A/S. See Part B, “Related party transactions—Schoeller Entities” in Item 7, “Major Shareholders and Related Party Transactions.” In addition to IFCO Systems’ purchase of the IFCO Skandinavien A/S share capital, the agreement provided that IFCO Systems would pay to Schoeller Plast Enterprise A/S (“SPE”) a commission per RPC of approximately $0.01 for RPCs leased in Scandinavia. The commission was to be valid as long as SPE did not operate any leasing business in competition with IFCO Systems. SPE commenced a legal action against IFCO Systems claiming the payment of commissions amounting to approximately €90,000 (or approximately $96,000) and, furthermore, seeking a declaratory judgment on the validity of the agreement. IFCO Systems paid the claimed commissions for 2001 in the amount of approximately €92,000 (or approximately $98,000), and for 2002, to the extent invoiced, in the amount of approximately €43,000 (or approximately $46,000). On September 30, 2002, IFCO Systems terminated the agreement by written notice. The validity of the agreement has not been questioned by IFCO Systems. However, IFCO Systems considers the agreement to be entered into for an indefinite period and terminable by giving due notice. IFCO Systems believes that it terminated the agreement effectively, fulfilled its obligations under the agreement, and, therefore, that SPE’s claims are unfounded. However, should the court hold that the termination of the agreement was not effective, IFCO Systems could be liable for further commission payments in the average amount of €100,000, or approximately $106,000, per year for an indefinite period.

In October 2001, we entered into an engagement letter with ING Barings Limited in connection with a review of our indebtedness and subsequent transactions that might arise out of that review. This effort was not successful, and the Company subsequently pursued other options resulting in the restructuring of our Senior Subordinated Notes. Pursuant to the engagement letter, the Company was required to reimburse ING Barings for its out-of-pocket expenses and professional fees and expenses incurred in connection with the engagement, subject to prior approval by the Company of any professional fees and expenses. We have reimbursed ING Barings approximately $0.2 million for out-of-pocket expenses. ING Barings has additionally claimed reimbursement for third-party professional fees of approximately $1.4 million. In late March 2003, ING Barings initiated legal proceedings against with respect to its claim. We intend to dispute this claim vigorously, because we never approved the engagement of the third-party professional. We have, however, created a reserve for the claimed amount.

North America

In 2000, the Company’s Canadian subsidiary, IFCO Systems Canada, Inc., entered into a contract with VF Automation, LLC for the production and installation of two pallet recycling production lines. Construction of the first production line was completed, but IFCO Canada maintains it did not meet the performance criteria required under the terms of VF Automation’s contract, and IFCO Canada did not make a final payment of approximately $0.3 million due upon satisfactory completion. As a result of the problems with the first production line and other issues involving VF Automation, IFCO Canada directed VF Automation to stop production of the second line for which the Company had already paid a deposit of approximately $2.0 million. After extensive efforts to recover its damages from VF Automation through negotiations, IFCO Canada commenced legal action again VF Automation in U.S. federal district court for the Southern District of Texas in May 2002 and the lawsuit was subsequently transferred to the U.S. federal district court for the District of Minnesota. In this breach of contract lawsuit, IFCO Canada is seeking to recover all the approximately $5.4 million it paid VF Automation under its contract. VF Automation has filed a counterclaim against IFCO Canada claiming unspecified amounts due to VF Automation under the contract. Although we cannot give any assurance that the lawsuit will be resolved favorably, IFCO Canada intends to pursue its claims vigorously and defend against VF Automation’s counterclaim.

Environmental

The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree, and a subsidiary of the Company held title to the assets of this facility pending completion of negotiations between the buyer of our industrial container services operations and the U.S. Environmental Protection Agency and the Florida Department of Environmental Protection (“FDEP”) for prospective purchaser’s agreements to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. The final prospective purchaser’s agreements between the buyer and EPA and FDEP were entered into in September 2002. The Company’s subsidiary has now transferred title to the Zellwood assets to the buyer. Upon the transfer, half of the escrowed cash ($1 million) and the escrowed promissory notes were distributed to the Company. In connection with the agreement, the Company paid an $111,000 fee to the EPA and an $11,000 fee to FDEP. After applying these costs, the remaining cash released from escrow was paid to the Company’s senior lenders to be applied to the Amended Senior Credit Facility and the released promissory notes were pledged to the senior lenders as additional security.

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

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. During December 2002, the Acme Barrel facility ceased operations. The buyer of our industrial container services operations must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to retain title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility sold its products to the buyer, and the buyer purchased the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

As a related matter, approximately 96 claimants are asserting pollution nuisance claims before the Illinois Pollution Control Board with respect to certain operations of the Acme Barrel facility from January 2000 until January 2002. The claimants have sought a cease and desist order against the Company’s subsidiary, and the Illinois Pollution Control Board has the power to assess monetary penalties. The Company does not believe at this time that a materially adverse outcome is likely. The Company intends to vigorously defend against these claims.

Dividend Policy

We have never declared or paid any cash dividends. We currently anticipate that any future earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our restructured senior credit facility restricts our ability to pay dividends without the consent of the lenders, and the Indenture governing our Senior Subordinated Notes restricts our ability to pay dividends. Our board of directors in effect has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, obligations, and other relevant factors. If we declare dividends in the future, we may do so either in euros or U.S. dollars. If we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euros, as the case may be.

B. Significant changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and listing details

Price History of Our Ordinary Shares

The following table lists the historic high and low sales prices for our ordinary shares on the Frankfurt Stock Exchange for the periods indicated. In order to present a complete historical picture of our share prices prior to December 4, 2002, we have not adjusted the sales prices to reflect our 1-for-10 share consolidation, which had a positive impact on per share price because of the significantly smaller number of outstanding ordinary shares thereafter.

	Frankfurt Stock Exchange		Nasdaq National Market(1)
Period	High	Low	High	Low
2000 (beginning March 6, 2000)	€38.00	€3.60	$30.6250	$3.0000
First quarter 2001	€6.55	€3.01	$6.0625	$2.7500
Second quarter 2001	€3.40	€2.00	$3.1700	$1.6500
Third quarter 2001	€2.26	€0.70	$1.7800	$0.6500
Fourth quarter 2001	€1.23	€0.85	$1.3000	$0.6500
First Quarter 2002	€1.03	€0.44	$0.9500	$0.55.00
Second Quarter 2002	€0.49	€0.28	$0.4300	$0.1500
Third Quarter 2002	€0.49	€0.28
October 2002	€0.20	€0.12
November 2002	€0.17	€0.11
December 2002(2)	€2.25	€0.14
Fourth Quarter 2002(2)	€2.25	€0.11
January 2003	€1.68	€1.08
February 2003	€1.57	€1.11
March 2003 (through March 20, 2003)	€1.46	€1.33
First Quarter 2003 (through March 20, 2003)	€1.68	€1.08

(1)	Through May 20, 2002.

(2)	On December 4, 2002, we effected a 1-for-10 share consolidation, which significantly reduced the number of outstanding ordinary shares and, therefore, had a positive impact on our per share price from and after that date unrelated to any market changes.

On March 20, 2003, the closing price of our ordinary shares on the Frankfurt Stock Exchange was €1.40, or approximately $1.49, per share. Our ordinary shares have a nominal value of €0.10 per ordinary share.

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

B. Plan of distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Frankfurt Stock Exchange on the Amtlicher Markt (Official Market) and the Prime Standard, a sub-sector of the Amtlicher Markt with additional obligations arising from the admission, since January 15, 2003 under the symbol “IFE.”

Initially, our ordinary shares were admitted to listing on the Amtlicher Markt with participation in the SMAX segment on March 8, 2000. On November 19, 2002, the exchange council of the Frankfurt Stock Exchange made a final decision with regard to the amendment of the Frankfurt Stock Exchange rules with effect as of January 1, 2003. The new structure consists of two segments, “General Standard” and “Prime Standard”. As a result, the SMAX segment will be terminated as of December 31, 2003. Companies that applied for admission to the Prime Standard were offered to withdraw from the SMAX segment prior to this date. Following the admission to the Prime Standard and upon our request, Deutsche Börse AG agreed to terminate our admission to SMAX segment with retroactive effect as of January 14, 2003.

From our IPO through May 20, 2002, our ordinary shares were also listed on the Nasdaq National Market under the symbol “IFCO.”

The General Standard establishes the requirements for an issuer to enter into the trading markets of the Frankfurt Stock Exchange and has minimum legal requirements. In order to be admitted to the General Standard, an issuer must comply with the statutory minimum requirements of either the Amtlicher Markt or the Geregelter Markt (Regulated Market).

The Prime Standard seeks to meet the needs of companies that desire international investors. In addition to meeting the requirements of the General Standard, issuers wishing to be included on the Prime Standard must meet certain international transparency requirements. As a company with shares listed on the Prime Standard, we must comply with the following requirements:

•	filing quarterly reports, conforming with the Frankfurt Stock Exchange’s rules, for each of the first three quarters of the financial year within two months after the end of the quarter;

•	filing an annual report, conforming with the Frankfurt Stock Exchange’s rules, for the financial year within four months after the end of the financial year;

•	preparing financial reporting according to either International Accounting Standards or U.S. GAAP;

•	publishing and updating a corporate calendar for at the least the current financial year on the Company’s website

•	holding at least one analysts’ conference per year; and

•	publishing ad hoc disclosures required under German law and on-going reports also in English.

The Frankfurt Stock Exchange’s rules set forth the requirements for admission to the General Standard and the Prime Standard.

The Company’s designated sponsor, listing agent, and paying agent with respect to its Frankfurt Stock Exchange listing is Commerzbank Aktiengesellschaft.

In addition to the new segmentation, a new index framework has also been introduced. Inclusion in any of the indices, except for the CDAX comprising all issuers, requires admission to the Prime Standard. All equity indices of Deutsche Börse AG are weighted by market capitalization; however, only freely available and tradable shares (free float) are taken into account. The indices are calculated and disseminated as both performance and price indices. The DAX is the index of the 30 largest German issues (German blue chips) admitted to the Prime Standard. As of March, the remaining indices include the MDAX—or mid-cap DAX, which is the index of the 50 largest mid-cap classic sector issues immediately following those listed on the DAX, and the SDAX—or small-cap DAX. The SDAX represented the largest issues of the quality segment SMAX until March 2003 and was kept as an index, but no longer selects the issues from SMAX. Instead it comprises the next 50 issues from the Prime Standard that are ranked below the MDAX. Like the MDAX, the SDAX combines German as well as foreign companies from the traditional sectors. A new index, the TecDAX, launched on March 24, 2003, represents the smaller-sized successor index to the NEMAX 50.

It tracks the 30 largest and most liquid issues from the various technology sectors of the Prime Standard beneath the DAX. The NEMAX 50, which currently indexes the 50 largest technology sector issues, will be discontinued at the end of 2004.

Currently, our ordinary shares are included for trading on the Prime All-Share Index and its sub-index, the Transportation & Logistics sector index, which is one of the Frankfurt Stock Exchange’s 18 new industry-specific sub-indices. Subject to certain exemptions, the Company has to be listed among the first 110 issuers with regard to both order book turnover and free float market capitalization in order to be taken into account for listing on SDAX.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share capital

Not applicable

B. Memorandum and articles of association

The Company’s Articles of Association were amended and restated effective as of December 4, 2002 in contemplation of the restructuring of the senior subordinated notes. The Articles of Association were further amended on February 11, 2003 in order to effect a technical modification with respect to the Company’s ordinary shares.

Objects

Article 3.1 of the Articles of Association sets forth the object of the Company, which is a broad statement of purpose. The Company’s object is to participate in and to manage, control, and finance other enterprises, to provide security for debts of subsidiaries and group companies of the Company and third parties, to enter into agreements concerning the indemnification of the Company’s managing directors, and to take all actions connected or furtherance of these purposes.

Board of Directors

See Part B, “Compensation—Compensation of Directors,” and Part C, “Board practices,” of Item 6, “Directors, Senior Management and Employees.”

Share Capital

Issuance of Shares; Pre-emptive Rights

The general meeting of the Company’s shareholders, or the board of directors if the general meeting has delegated the power to it, has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions thereof. Our board is the authorized corporate body for this purpose until December 3, 2007, which may at any time be extended for periods of up to five years. The board’s authority to issue shares pertains to all of the Company’s non-issued shares and to all classes of the Company’s authorized share capital at any time. The board is authorized to issue a number of ordinary or respectively preference shares equaling the current authorized capital minus the outstanding issued share capital. Any issuance of securities by the Company, except with respect to options issued pursuant to the 2003 Management Share Incentive Plan, must be approved by at least five members of the board.

Each holder of ordinary shares has pre-emptive rights to subscribe for any ordinary shares or rights to subscribe for ordinary shares. Pre-emptive rights are in proportion to the percentage of outstanding ordinary shares that the holder owns. Pre-

emptive rights do not, however, apply to ordinary shares or rights to subscribe issued to employees of the Company or its affiliates or to ordinary shares issued to a person who exercises a previously acquired right to subscribe for ordinary shares. Pursuant to Dutch law and the Articles of Association, holders of preference shares do not have pre-emptive rights if the Company issues ordinary shares, and holders of ordinary shares have no pre-emptive rights relating to the issue of preference shares.

The general meeting, or the board if so designated by the general meeting in accordance with the Articles of Association, is authorized to restrict or exclude pre-emptive rights of shareholders. Our board is authorized until December 3, 2007 to exclude or limit pre-emptive rights. The board’s authority in this respect pertains to all of the Company’s non-issued shares and to all classes of the Company’s authorized share capital at any time.

The Company will announce an issue of shares with pre-emptive rights and the period in which pre-emptive rights may be exercised in The Netherlands Government Gazette and in a national daily newspaper.

Pre-emptive rights may be tradable or non-tradable. Insofar as pre-emptive rights are not exercised by those who are entitled thereto, the Company may decide to issue the corresponding shares to those exercising their pre-emptive rights, to other interested parties or not to issue those shares.

Shares may not be issued at less than their nominal value. The nominal value of ordinary shares must be fully paid up upon issue. Preference shares must be paid up to at least 25 % of their nominal value upon issue. The nominal value per share for the ordinary shares and the preference shares is currently €0.10. However, the general meeting has approved a further reduction in the nominal value to €0.01 per share. We expect that a further amendment of the Articles of Association will be filed to effect this change following a two-month waiting period required under Dutch law, which ends in April 2003.

Share Certificates and Transfer

The Company’s ordinary shares are issued in both bearer and registered form. On December 4, 2002 the Company’s ordinary shares represented by a global share certificate deposited with Clearstream Banking AG were converted into bearer ordinary shares. Registered ordinary shares deposited with custodians or depositary banks located in the United States or registered with the Company’s New York share register administered by Deutsche Bank AG as the New York transfer agent remain registered shares, but may also be converted into bearer shares if and when the respective holders of the shares transfer the shares to be deposited with Clearstream. The board of directors has authorized Clearstream to convert, upon such transfer, the relevant registered shares into bearer shares by increasing the number of bearer shares represented by the bearer global certificate deposited with Clearstream. The Company’s registered ordinary shares are registered in the share register maintained by the Company at its offices in New York. The registration is administered by Deutsche Bank AG, the New York Transfer Agent and Registrar. The share register which is administered by Deutsche Bank as the German Transfer Agent and Registrar for the Company does not constitute a share register for corporate purposes, but exclusively serves the purpose to determine the total number of shares deposited with Clearstream to be traded on the Frankfurt Stock Exchange. Holders of bearer ordinary shares hold and trade their shares through the Clearstream clearing system.

Dutch law requires that transfers of registered ordinary shares be recorded in a written instrument to which the Company is a party or that is served on the Company or that the transaction be acknowledged by the Company. German law governs the transfers of bearer shares as they are located in Germany. Shares on the New York share registry may be transferred and exchanged at the office of the New York Transfer Agent and Registrar and ordinary shares on the New York share registry may be exchanged through that office for ordinary shares on the German share registry. Transfers of beneficial ownership of registered ordinary shares within the Depositary Trust Clearing Corporation on the New York share registry or of ownership of bearer shares within the German Clearstream clearing system will be made by book-entry transfer in accordance with their respective rules and procedures. Transfer of ordinary shares between DTCC and Clearstream will be made by the relevant clearing systems and by the New York and German Transfer Agents and Registrars. A fee of up to $5.00 per 100 ordinary shares will be charged to shareholders for the exchange of ordinary shares on the New York share registry for ordinary shares on the German share registry. The free tradability of the Company’s ordinary shares is not restricted.

Pursuant to the Articles of Association registered shares can be converted into bearer shares, either upon a resolution passed by the board or by election of a shareholder. Based on the further amendment of the Articles of Association effected on February 11, 2003, bearer shares may not be converted into registered shares. Registered ordinary shares cannot be traded on the Frankfurt Stock Exchange.

Preference Shares

If issued, preference shares entitle a holder to full voting rights at any meeting of shareholders. Preference shares, if issued, would have priority over the ordinary shares with respect to dividends and distributions upon liquidation. Preference shares may not be issued at less than their nominal value, and at least 25% of their nominal value must be paid upon issue. As a result of these characteristics, the preference shares could be issued to protect the Company from a hostile take-over or similar action. There are no preference shares currently outstanding.

Voting Rights

Each share confers the right to cast one vote. Unless otherwise required by the Articles of Association or Dutch law, resolutions of the general meeting of the Company’s shareholders require the approval of an absolute majority of the votes cast. The Company cannot exercise voting rights at a general meeting of shareholders for shares held by, pledged to, or held in usufruct by it or any of its subsidiaries. For further information with regard to the general meeting of shareholders, see “—General Meeting of Shareholders.”

Dividends

Subject to certain exceptions, dividends may only be paid out of the profits as shown in the Company’s adopted annual accounts. Under Dutch law, the Company is not allowed to make distributions if the distribution would reduce its shareholders’ equity below the amount of the paid-up and called-up portion of the share capital plus the amount of certain reserves required by Dutch law and the Articles of Association. Furthermore, pursuant to Dutch law and the Articles of Association, the profits must first be used to set up and maintain reserves required by Dutch law and the Articles of Association. The general meeting of the Company’s shareholders may, under certain circumstances, resolve that the Company will pay dividends, in which case the board of directors must carry out this resolution.

From the Company’s profits, the board of directors will first allocate up to an aggregate amount of €50,000 to a reserve, which will be used solely for the payment or, as the case may be, partial payment of the issue price of the shares to be issued upon exercise of the Warrants. If it is determined that the use of this reserve by the Company will likely result in any adverse tax consequences for the Company in excess of €50,000, or higher amount determined by the general meeting of our shareholders, then this reserve will not be used by the Company for this purpose. If the reserve will not be fully used for this purpose, the Company will not make any cash payments to holders of Warrants out of the reserve, and the holders of Warrants will not be entitled to any cash payments. The general meeting may resolve to increase the reserve to more than €50,000 without amending the Articles of Association.

From the profits remaining after the allocation to the reserve for Warrants exercise, the board of directors shall each year determine what amount will be added to the Company’s general reserve. After this allocation, out of the remaining amount, dividends will then be paid on any preference shares equal to the average Euribor rate plus two calculated over the amounts paid on the preference shares. The average Euribor rate will be determined based on the number of days this rate applied over the financial year concerned. Any profits remaining after payment of the dividend on preference shares are paid as a dividend on the ordinary shares in proportion to the nominal value of the ordinary shares. In calculating the profit appropriation, the shares held by the Company in its own capital generally shall not count.

The general meeting may, upon the proposal of the board of directors, declare distributions out of the Company’s share premium reserve and other reserves available for shareholder distributions under Dutch law. The board of directors may resolve that distributions that have been approved by the general meeting are made in the form of shares in whole or in part. The board of directors may also, subject to certain statutory provisions, distribute interim dividends before the annual accounts for any financial year have been adopted by the general meeting. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable revert to the Company.

Any dividend payments must be approved by at least five of the members of the board of directors, provided that the general meeting may overrule the board of directors in certain circumstances.

Limitations on Rights to Hold or Vote Shares and Exchange Controls

There are currently no limitations imposed by Dutch law or by the Articles of Association on the right of non-resident holders to hold or vote the shares or to receive any cash distributions with respect to the shares, other than limitations that may be imposed from time to time by or on the basis of United Nations or European Union sanction legislation.

Capital Reduction

The general meeting of the Company’s shareholders may, upon a proposal of the board of directors and subject to certain statutory provisions, resolve to reduce the issued share capital by cancellation of shares held by the Company or by reduction of the nominal value of shares through an amendment of the Articles of Association. The general meeting may, upon a proposal of the board and subject to certain statutory provisions, also resolve to cancel all issued preference shares against payment of the amount paid up on those shares. See “—Issuance of Shares; Pre-emptive Rights.”

Acquisition by the Company of its Own Shares

The Company may acquire fully paid-up shares in its own capital for no consideration or if the following conditions are met:

•	the general meeting of the Company’s shareholders authorizes the board of directors to make the acquisition, which authorization may be valid for no more than 18 months, specifying the maximum number of shares that may be acquired, the manner in which such securities may be acquired and the limits within which the price must be set;

•	the Company’s equity, after deduction of the acquisition price, is not less than the amount of the paid-up and called portion of share capital plus the reserves the Company has to maintain under Dutch law or the Articles of Association; and

•	the Company and its subsidiaries would as a result of such acquisition not hold, or hold as pledgee, shares in the Company’s own capital with an aggregate nominal value exceeding one-tenth of the Company’s issued share capital.

The Company cannot acquire its own shares if the shares have not been fully paid-up. Shares held by the Company or its subsidiaries cannot be voted or counted for quorum purposes at the general meeting of shareholders.

The Articles of Association provide that the Company may acquire shares in its own capital in order to transfer these shares under employee stock option or stock purchase plans without an authorization of the general meeting being required. The board is currently not authorized to acquire its own shares in the Company. The cancellation of a total of 346 ordinary shares and one fractional ordinary share in the Company, constituting all of the Company’s shares held by the Company, was effected on December 19, 2002, by filing of a declaration of the board with the Chamber of Commerce and Industries for Amsterdam. As a result, the Company no longer holds any treasury shares.

Amendment of the Articles of Association; Legal Merger and Division; Dissolution and Liquidation

A resolution of the general meeting of the Company’s shareholders to amend the Articles of Association or to dissolve, transform, merge, or demerge the Company may only be adopted upon a proposal by the board of directors. A resolution to amend the Articles of Association and to dissolve the Company further requires that the relevant resolution is adopted with a majority of at least three-fourths of the votes cast. Proposals of the board of directors on these matters must be approved by at least five of the members of the board. The complete proposal for any amendment of the Articles of Association must be made available for inspection by the shareholders and the other persons entitled to attend general meetings of shareholders at the Company’s offices from the day of the notice convening the general meeting until the end of the general meeting. Similar publication requirements have to be taken into account with respect to proposals to merge or demerge the Company.

In the event of the Company’s dissolution and liquidation, after payment of all debts and liquidation expenses, the holders of preference shares shall, if possible, receive the paid-up portion of the nominal value of their preference shares. Any assets then remaining shall be distributed among the holders of ordinary shares in proportion to the nominal value of their shareholdings.

General Meetings of Shareholders

Each shareholder has the right to attend general meetings of shareholders, either in person or represented by proxy, to address shareholder meetings and, insofar as they have voting rights, to exercise voting rights, subject to the provisions of the Articles of Association. General meetings of shareholders are held at least annually, within six months after the close of each financial year, in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague, Maastricht, Nijmegen, or Venlo.

Notice of general meetings of shareholders will be given by publication of a notice in a nationally distributed daily newspaper in the Netherlands at least 15 days prior to the general meeting. The notice must state the place, date, and hour of the general meeting and the agenda.

Extraordinary general meetings of shareholders may be held as often as the board of directors deems necessary. The approval of at least five of the members of the board is necessary to convene a general meeting of shareholders and to set agendas for an extraordinary general meeting.

The annual general meeting of shareholders is held for the following purposes, among others:

•	the board reports on the Company’s business and management during the previous financial year;

•	the general meeting is requested to adopt the annual accounts as prepared under Dutch GAAP;

•	vacancies on the board are discussed;

•	the shareholders are requested to grant the members of the board discharge for their management in the previous financial year; and

•	all other items specified in the agenda for the general meeting are addressed.

In order to attend general meetings of shareholders, to address, and, insofar as they have voting rights, to cast their vote at the general meetings of shareholders, to vote at the general meetings of shareholders, shareholders and other persons entitled to attend general meetings of shareholders must notify the Company in writing of their intention to attend the meeting. Holders of bearer share certificates, and certain holders of rights of usufruct and pledge relating to bearer shares, must deposit their bearer share certificates at the place, and no later than at the time, mentioned in the notice of meeting, which in any case can be no earlier than the seventh day before the meeting.

The Company has not previously solicited proxies from its shareholders and is exempt from the SEC’s proxy rules under the U.S. Securities Exchange Act. However, shareholders and other persons entitled to attend general meetings of shareholders may be represented by written power of attorney.

Unless otherwise required by the Articles of Association or Dutch law, resolutions of the general meeting require the approval of an absolute majority of the votes cast.

Obligations of Shareholders to Disclose Holdings and Transactions

Pursuant to the Netherlands’ 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996), any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of the Company must give notice to the Company and the Authority for the Dutch Financial Markets (Autoriteit Financiële Markten) of this changes the percentage of capital interest or voting rights they hold to a different range. The percentage ranges referred to in the Disclosure of Holdings Act are 0% to 5%, 5% to 10%, 10% to 25%, 25% to 50%, 50% to 66.66%, and over 66.66%.

If a shareholder does not comply with these disclosure obligations, it is an economic offense under Dutch law and can lead to criminal prosecution as well as to administrative penalties being imposed. In addition, a Dutch civil court can impose the following measures against any person who fails to properly notify the Company or the Dutch Financial Markets Authority of those holdings:

•	a court order requiring the person violating the Disclosure of Holdings Act to make the required disclosure;

•	suspension of voting rights in respect of the person’s interest in the Company for a period of up to three years;

•	nullification of a resolution adopted by the general meeting of the Company’s shareholders, if it is determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who was obliged to notify, or suspension of a resolution until such time as the general meeting has had an opportunity to make such a determination; and

•	an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years, from acquiring shares or voting rights.

Regulations under the Netherlands’ 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) regarding insider trading create an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25%. in a listed company. Such shareholders must notify the Dutch Financial Markets Authority of any and all transactions that they carry out, directly or indirectly, in the Company’s securities. If a more than 25% shareholder is a legal entity and not an individual, the obligation is extended to the directors and supervisory directors of the legal entity.

The Dutch Financial Markets Authority can impose administrative penalties (bestuurlijke boetes en dwangsommen) if the Disclosure of Holdings Act or the insider trading rules are violated. Violation of insider trading rules can also lead to criminal sanctions.

C. Material contracts

For a discussion of our European and U.S. supply agreements, see “B. Business overview—Suppliers and Raw Materials—Returnable Plastic Containers” in Item 4, “Information on the Company.”

For a discussion of the Restructured Senior Credit facility, the Indenture governing the Senior Subordinated Notes, the Restructuring Agreement, and the receivable factoring agreements, see “B. Liquidity and capital resources —Credit Facilities,” “—Senior Subordinated Notes, and “—Receivable Factoring” in Item 5, “Operating and Financial Review and Prospects.”

For a discussion of our employment agreements with senior management, see “C. Board practices —Employment Agreements” in Item 6, “Directors, Senior Management and Employees.”

For a discussion of our advisory agreement with Schoeller Industries, see “B. Related party transactions—Advisory Agreement” in Item 7, “Major Shareholders and Related Party Transactions.”

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

With retroactive effect as of April 27, 2001, new legislation entered into force providing that no exemption, reduction, credit, or refund of Dutch dividend withholding tax would be allowed if the recipient of the dividend is not considered the beneficial owner of the dividend. The anti-abuse legislation is specifically designed to counterattack so-called dividend-stripping transactions. These are structures where prior to dividend distributions, shares are transferred to another party in order to reduce the Dutch dividend withholding tax and after the dividend distributions, the shares are transferred back again to the original shareholder.

Under the treaty with the United States, however, dividends paid by us to a resident of the United States are generally eligible for a reduction of the 25% Netherlands withholding tax to 5% if the beneficial owner is a U.S. corporation owning at least 10% of the voting power of IFCO Systems or to 15% in all other cases, regardless of whether the shareholder is an individual or a corporate shareholder. To be eligible for the reduction, an IFCO Systems shareholder must:

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

A shareholder that claims the reduced withholding or an exemption from withholding must first complete and file a Form IB 92 U.S.A. with the Netherlands tax authority. A copy should also be filed with the IRS. In order to apply for the reduction or an exemption upon the receipt of dividends, the shareholder should present the form to the payor. If a person claims a refund, this form must be filed with the Netherlands tax authority within three years after the end of the calendar year in which the dividend withholding tax was levied. The person making the claim must describe the circumstances that prevented applying for the reduction or exemption upon receipt of the dividends. Qualifying U.S. exempt organizations or exempt pension trusts subject to the 25% withholding rate must seek a full refund of the tax withheld by using a Form IB 95 U.S.A.

Netherlands Individual Income Tax

In general, a nonresident individual shareholder will not be subject to Netherlands income tax, other than withholding tax, with respect to dividends distributed by us on our ordinary shares. In addition, a non-resident shareholder is not generally subject to Netherlands income or withholding tax on gain on the sale or disposition of our ordinary shares to persons other than us or our direct and indirect subsidiaries. These general rules are applicable as long as the nonresident shareholder:

•	does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which our ordinary shares are attributable;

•	does not carry out and has not carried out one or more activities in the Netherlands that generate taxable profit or taxable wages with which the holding of our ordinary shares is connected;

•	is not a resident or a deemed resident of the Netherlands or has not opted for tax residency in the Netherlands for Netherlands tax purposes and owns our ordinary shares as a portfolio investment or as a consequence of employment; or

•	does not have a direct or indirect or deemed substantial interest in our share capital or, if the shareholder does have such an interest, it forms part of the assets of an enterprise according to the Netherlands tax principles.

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

Under most tax treaties, the Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless additional conditions are met. Under the U.S. tax treaty, the Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless the shareholder:

•	carries out a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which our ordinary shares are attributable;

•	generates the income in connection with activities carried out in the Netherlands as a member of the board of directors; or

•	either alone or with specified relatives, owns at least 25% of any class of shares at the time of the alienation; and the shareholder has, at any time during the previous five years, been a resident of the Netherlands.

Netherlands Corporate Income Tax

In general, a nonresident corporate shareholder is not a resident or a deemed resident of the Netherlands. Such a nonresident corporate shareholder will not be subject to Netherlands income tax with respect to the sale or disposition of our ordinary shares. This general rule applies if and to the extent that the nonresident shareholder:

•	does not carry on a business in whole or in part in the Netherlands through a permanent establishment or a permanent representative to which our ordinary shares are attributable;

•	does not have a direct or indirect or deemed substantial interest in the Company’s share capital or, if the shareholder does have such an interest, it forms part of the assets of an enterprise according to the Netherlands tax principles; or

•	does not generate the income in connection with activities carried out as member of the board of directors.

Under most tax treaties, the Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless additional conditions are met. Under the U.S. tax treaty, the Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless the shareholder:

•	carries on a business in whole or in part in the Netherlands through a permanent establishment or permanent representative to which our ordinary shares are attributable; or

•	generates the income in connection with activities carried out in the Netherlands as a member of the board of directors.

If a nonresident corporate shareholder is subject to Netherlands corporate income tax and not exempted through treaty protection, then the income realized with the ownership and disposition of our shares is taxable income (unless the participation exemption is applicable to these shares).

We may be subject to a special distribution tax at the rate of 20% to the extent that excessive profit distributions are made with respect to our ordinary shares in the period from January 1, 2001 through December 31, 2005. The Netherlands tax authorities hold the view that the distribution tax constitutes a corporate income tax and not a withholding tax.

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

German Taxation

This discussion is based upon current provisions of the German Income Tax Act, as amended (“ITA”), German Corporate Income Tax Act (“CITA”), proposed changes in tax law until November 20, 2002, the related tax instructions, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such changes may be applied retroactively.

This discussion is a summary for general information only and does not consider all aspects of German taxation that may be relevant to a holder of our ordinary shares or warrants in light of the holder’s personal circumstances. In particular, unless otherwise provided, this discussion does not address aspects of German taxation that may be relevant to persons who are subject to special treatment under German tax laws, such as insurance companies, tax-exempt organizations, financial institutions, taxpayers who acquired their ordinary shares as compensation, German taxpayers running a business not subject to bookkeeping requirements and not keeping books voluntarily, German open-ended funds (Kapitalanlagengesellschaften) and their unit holders, taxpayers who acquired shares in the Company by a contribution in kind, partnerships, or other pass-through entities, and persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not consider the effect of any real estate transfer tax, German inheritance and gift tax, church tax, or solidarity surcharge.

This discussion is also limited to shareholders and beneficial owners of our ordinary shares or warrants who are:

•	an individual person resident in Germany subject to German unlimited taxation under the German ITA; in case of double residency, the individual must be considered a German resident under the relevant double tax treaty;

•	a corporation, or other entity taxable as a corporation subject to German unlimited taxation under the German CITA; or

•	a foreign corporation, or other entity taxable as a corporation subject to German limited taxation under the German CITA, which owns for German tax purposes the Company Securities.

Holders of our ordinary shares or warrants should consult their own tax advisors with respect to the particular tax consequences to them of ownership of our ordinary shares, including the applicability and effect of any domestic or foreign tax laws and of changes in applicable tax laws.

Dividend Treatment

Under German domestic tax law, dividend distributions by the Company are subject to German taxation. Generally, these dividend distributions include dividends in cash or in kind as well as deemed and constructive dividends.

Dividend income received from a non-resident corporation by a German individual shareholder is subject to the so-called half income system (Halbeinkünfteverfahren) where a portion of 50% of the dividends is tax-free; i.e. one half of the dividends are subject to the personal income tax. Correspondingly, only 50% of the expenses attributable to the foreign dividend—irrespective of the year in which these have been incurred—are tax deductible. Any foreign withholding tax paid can be credited against German income taxes. However, the tax credit is limited to the German income tax that would have been triggered by the foreign income (Anrechnungshöchstbetrag). Furthermore, a German trade tax liability can be incurred by German individuals if the shares are part of their business operations (Gewerbebetrieb) unless the shareholding amounts to at least 10% of the nominal capital of the distributing corporation at the beginning of the tax assessment period.

A portion of 95% of the dividend income received by a German corporate shareholder from a shareholding in a non-resident corporation is generally tax-free at the level of a German corporate shareholder. A portion of 5% of the gross dividends, before deducting the foreign withholding tax, is taxable income of the recipient. All real expenses related to the foreign dividend are tax deductible. Any foreign withholding tax paid cannot be offset against German taxes and must be treated as a non-deductible business expense. The dividend income received by certain financial institutions is taxable, if the shares in the foreign company are allocable to their trading book. In both corporate situations, German trade tax is triggered unless the shareholding amounts to at least 10% of the nominal capital of the distributing corporation at the beginning of the tax assessment period.

Warrants

In general, the exercise of a warrant issued in the restructuring of our Senior Subordinated Notes should not be a taxable transaction for German tax purposes. The expenses related to the exercise of the warrant are treated as incidental acquisition costs for the shareholder.

If a former consenting noteholder who received ordinary shares in the restructuring suffers a decrease in value of its shares to the extent that the fair market value of the shares after the exercise of the warrants, the extraordinary write-off is not tax deductible for corporate shareholders and—assuming a permanent decrease in value—is only half deductible for individuals with business income. A non-realized gain or loss is not relevant for individuals with capital income.

If the warrants cannot be exercised, the holder of warrants will have a capital loss upon the expiration or lapse of the warrants assuming that the book value of the warrants exceeds zero. The tax consequences of a sale or other taxable disposition differ for “business income” and for “capital income.” Upon the expiration or lapse of the warrants, a holder generally will recognize a taxable loss in an amount equal to the warrants’ accounted current book value. Any result realized upon the expiration or lapse of the warrants will generally be disregarded for an individual former consenting noteholder if the warrants are not part of its business operation. Under the draft German tax reform as of November 20, 2002, it is proposed that capital gains or losses realized will be subject to taxation, irrespective of the holding period. In that case a capital loss can only be offset with capital gains.

Disposition of Securities

Ordinary Shares. For German individuals the capital gain or loss on disposition of shares is subject to trade tax and income tax if the shares are part of their business operations. For other individual shareholders, who do not hold the shares as part of their business operations, capital gains are taxable and capital losses derived through the sale of shares in a non-resident corporation are deductible under current German tax law only if they involve a private short-term transaction (holding period no longer than one year) or a sale by an investor that held at any time during the last five years at least 1% of the shares. In these cases, 50% of the capital gain is taxable and only 50% of the expenses attributable to the sale are tax deductible. Under the draft German tax reform as of November 20, 2002, it is proposed that capital gains and losses realized through the sale by every individual shareholder will be subject to taxation, irrespective of the holding period and the holding quota.

For German corporate shareholders, the result realized upon the sale or another type of disposition of a shareholding is tax exempt, whether a gain or a loss. Furthermore, any business expense directly connected to the shareholding or its sale is non-deductible for German corporate shareholders. Any previous tax-deductible write-down of the shares will be reversed which will lead to taxable income if and to the extent a capital gain is realized. However, capital gains realized by certain financial institutions upon the sale of a shareholding are taxable, if the shares in the foreign company are allocable to their trading book.

Warrants. The disposal of a warrant, instead of exercising the warrant, is not covered by the participation exemption and would be taxable for German individuals if the shares are part of their business operations (Gewerbebetrieb) and for German corporate shareholders. For other individuals, under current German tax law, capital gains derived through the sale of a warrant are taxable and capital losses are deductible only if they involve a private short-term transaction (holding period no longer than one year). Under the draft German tax reform as of November 20, 2002, it is proposed that capital gains and losses realized through the sale of a warrant by an individual shareholder will be subject to taxation, irrespective of the holding period and the holding quota.

Special Considerations under the German CFC Rules

If German taxpayers subject to unlimited tax liability hold more than 50% in a foreign company, the German CFC rules (the German foreign tax rules) may apply if the company is subject to an income tax burden of less than 25% and the company derives more than 10% of its gross revenues or more than €62,000, or approximately $66,000, out of passive income. For corporations, this rule currently does not apply if the company is resident in a country with a double tax treaty with Germany, where the participation exemption is not subject to any activity clause. However, based on the draft tax reform as of November

20, 2002 the German CFC rules would also be applicable for corporations in 2003 and future periods. In addition, even under current tax law, the CFC legislation would be applicable to German taxpayers holding at least 1% of the share capital in the company, in case the company has so-called capital investment income.

Tax Returns and Information Reporting

In the relevant German tax return, all types of taxable income have to be declared. Any foreign withholding tax can only be credited in case the related receipts are available or handed over to the relevant local tax office in charge. Furthermore, upon request, the taxpayer is required to cooperate with his tax office. With regard to foreign investments, the taxpayer is subject to higher obligations under the German General Tax Act (Abgabenordnung).

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

H. Documents on display

The documents concerning IFCO Systems referred to in this report, including the documents listed as exhibits in Item 19, “Exhibits,” are available, in English, at the following locations:

•	Our corporate headquarters in Amsterdam, Netherlands at the following address:

IFCO Systems N.V.

Koningslaan 34

1075 AD Amsterdam, The Netherlands

•	Our operations headquarters in Munich, Germany at the following address:

IFCO Systems GmbH

Zugspitzstrasse 7

München Pullach

82049 Germany

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

We have a minority investment in an operation in Argentina, which is currently undergoing volatile currency fluctuations. We believe we face limited foreign currency risk as a result of this situation because of our minority interest. The carrying value of the equity investment as of December 31, 2002 was $0.

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

Interest Rate Risk

Our exposure to interest rate risk arises primarily from our variable rate debt. At December 31, 2002, the carrying value of our total variable rate debt was $91.4 million. The following table shows interest sensitivities of hypothetical changes in interest rates on the debt as of December 31, 2002:

Change in interest rate in percentage points from December 31, 2002	-3%	-1%	+1%	+3%	+5%	+7%
Increase (decrease) in net interest expense (in millions)	$(2.8)	$(0.9)	$0.9	$2.8	$4.6	$6.4

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Senior Subordinated Notes

For a discussion of our interest payment defaults and subsequent restructuring of the senior subordinated notes in 2002, see Part B, “Liquidity and capital resources—Senior Subordinated Notes,” of Item 5, “Operating and Financial Review and Prospects.”

With the completion of the restructuring, the Company still has €2.3 million in principal amount of the Senior Subordinated Notes outstanding. On March 13, 2003, the Company made a payment of approximately $0.4 million to the trustee of the Senior Subordinated Notes reflecting all interest due on March 15, 2002, September 15, 2002, and March 15, 2003, together with default interest on the past due interest amounts, with respect to the Senior Subordinated Notes that remain outstanding. This payment brings the Company into compliance with the terms of the Indenture, as modified in connection with the Restructuring. With respect to €250,000, or approximately $0.3 million (based on exchange rates at December 31, 2002), in principal amount of the Senior Subordinated Notes representing the balance of notes held by consenting noteholders that did not tender their notes for exchange, the Company may have contractual claims against those consenting noteholders with respect to any principal or interest paid or payable with respect this balance of notes.

Restructured Senior Credit Facility

For a discussion of covenant defaults with respect to our Amended Senior Credit Facility in 2002, see Part B, “Liquidity and capital resources—Senior Credit Facility,” of Item 5, “Operating and Financial Review and Prospects.” These covenant defaults were effectively waived pursuant to the Restructured Senior Credit Facility, which amended and restated the Amended Senior Credit Facility effective December 31, 2002.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the Exchange Act) as of March 25, 2003 (the “Evaluation Date”), which was within 90 days of this Report, have concluded in their judgment that, as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and its subsidiaries would be made known to them.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date.

Item 16. [Reserved]

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our consolidated financial statements are filed as part of this report beginning on page F-1.

Item 19. Exhibits.

No.	Item

*1.1	Articles of Association of IFCO Systems (English translation) (in force as of February 11, 2003).

*2.1	Specimen Certificate of IFCO Systems Registered Ordinary Shares.

*2.2	Form of Warrant to Purchase Registered Ordinary Shares of IFCO Systems.

*2.3	Terms and Conditions of the Warrants (with respect to bearer Warrants).

2.4

Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, CIBC World Markets Corp., Banc One Capital Markets, Inc., and Bank One, NA (incorporated by reference to Exhibit 2.4 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.5

Reaffirmation of Guaranty and Collateral Agreement, dated December 31, 2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA., as Administrative Agent (incorporated by reference to Exhibit 2.5 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.6

Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.6 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.7

Amendment No. 2 and Waiver, dated as of August 31, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.8

Amendment No. 3, Waiver and Consent, dated as of October 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.8 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.9

Amendment No. 4, Waiver and Consent, dated as of February 22, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.9 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

*2.10	Amendment No. 5. and Forbearance made as of July 25, 2002, by and among IFCO Systems, IFCO Systems North America, the lenders executing same, and Bank One NA, as administrative agent.

2.11

Forbearance Agreement, dated as of April 15, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.15 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.12

Waiver, dated as of April 30, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.10 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

No.	Item

*2.13

Third Amended and Restated Credit Agreement dated as of December 20, 2002 and effective as of December 31, 2002, among IFCO Systems, IFCO Systems North America, the several lenders from time to time parties thereto, and Bank One, NA.

*2.14

First Amended and Restated Guarantee and Collateral Agreement dated as of December 23, 2002, made by IFCO Systems, IFCO Systems North America, and certain of their subsidiaries in favor of Bank One, NA as Administrative Agent.

*2.15

First Amended and Restated Guarantee dated as of December 23, 2002, made by IFCO Systems GmbH, GISO Verwaltungsellschaft mhH & Co. Behälterleasing KG, IFCO Systems Italia Srl, IFCO Systems España, S.A., IFCO Systems UK Limited, IFCO Systems France S.A.S., IFCO Scandinavien S/A, IFCO Systems Österreich GmbH, IFCO Systems (Schweiz) AG, GELOG AG, IFCO Lojistik Sistemleri Tic. Ltd. Sti, IFCO Systems Asia Ltd., in favor of Bank One, NA, as administrative agent.

*2.16	First Amended and Restated Collateral Agreement dated as of December 23, 2002, made by certain subsidiaries of IFCO Systems in favor of Bank One, NA, as administrative agent.

*2.17	Guarantee dated as of January 22, 2003, made by IFCO Systems Management GmbH in favor of Banc One, NA, as administrative agent.

*2.18	Collateral Agreement dated as of January 22, 2003, made by IFCO Systems Management GmbH in favor of Banc One, NA, as administrative agent.

2.19

Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.7 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.20

First Supplemental Indenture, dated as of May 31, 2000, among IFCO-U.S., IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO Systems’ Registration Statement on Amendment No. 1 to Form F-4, registration no. 333-12092 filed with the SEC).

2.21

Second Supplemental Indenture, dated September 8, 2000, among AZ Pallet, Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition, Inc., George Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.22	Third Supplemental Indenture, dated as of December 30, 2002, among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee.

*2.23

Restructuring Agreement dated as of September 18, 2002, by and among IFCO Systems, Schoeller Logistic Technologies Holding, Schoeller Logistic Systems and the consenting noteholder signatories thereto.

*2.24

Amendment to the Restructuring Agreement dated as of December 31, 2002, by and among IFCO Systems, Schoeller Logistic Technologies Holding, Schoeller Logistic Systems and the consenting noteholder signatories thereto.

4.1

Framework Development and Framework Delivery Contract, dated April 2, 2002, by and between IFCO Systems and Schoeller Wavin Systems N.V. (English translation) (incorporated by reference to Exhibit 4.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.2

Payment Agreement, dated March 27, 2002, by and between IFCO GmbH and Schoeller Wavin Systems N.V. (incorporated by reference to Exhibit 4.9 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.3

Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO U.S. and Schoeller Wavin Systems, Inc. (incorporated by reference to Exhibit 4.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.4

IFCO Systems 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to IFCO Systems Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit 10.28 to IFCO Systems’ Registration Statement on Amendment No. 1 to Form F-4, registration no. 333-12092 filed with the SEC).

No.	Item

*4.5	IFCO Systems 2003 Management Share Incentive Plan dated January 14, 2003.

4.6

Asset Purchase Agreement, dated as of September 6, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet, Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., PalletOne, Inc., and White Oak Capital Partners, L.P. (incorporated by reference to Exhibit 4.17 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.7

First Amendment to Asset Purchase Agreement, dated as of October 17, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., NLP Transport, Inc., NLD, Inc., PalletOne, Inc., and White Oak Capital Partners, L.P. (incorporated by reference to Exhibit 4.18 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.8

Asset Purchase Agreement, dated as of November 21, 2001, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.19 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.9

First Amendment to Asset Purchase Agreement, dated as of January 30, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS— Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.20 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.10

Second Amendment to the Asset Purchase Agreement, dated as of February 25, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.21 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.11

Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and Schoeller Logistics Industries (incorporated by reference to Exhibit 4.11 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.12

Agreement Regarding Purchase of the Share Capital of IFCO Scandinavia A/S, dated January 6, 1997, by and between IFCO GmbH and Schoeller Plast Enterprise A/S (incorporated by reference to Exhibit 4.22 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

*8.1	List of Subsidiaries.

*10.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

*10.2	Consent of Ernst & Young AG Wirtschaftsprüfungsgesellschaft.

*	Filed with the SEC as an exhibit to IFCO Systems’ Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFCO SYSTEMS N.V.

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and Chief Financial Officer

Date:  March 25, 2003

CERTIFICATIONS

I, Karl Pohler, certify that:

1.	I have reviewed this annual report on Form 20-F of IFCO Systems N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 25, 2003

/s/ KARL POHLER
Karl Pohler
Chief Executive Officer

I, Michael W. Nimtsch, certify that:

1.	I have reviewed this annual report on Form 20-F of IFCO Systems N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 25, 2003

/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of IFCO Systems N.V.:

We have audited the accompanying consolidated balance sheet of IFCO Systems N.V. and subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2000 and 2001, were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated July 1, 2002, expressed an unqualified opinion, with an explanatory paragraph, on those statements.

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

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations as a foreign associate of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. These financial statements have been revised to:

(a)	as described in Note 1, reflect the 10 for 1 reverse stock split approved by the Company’s Board of Directors in 2002. All references to number of shares and per share information in the financial statements have been adjusted to reflect the reverse stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2000 and 2001 financial statements. Our procedures included (1) agreeing the authorization for the reverse stock split to the Company’s underlying records obtained from management, and (2) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and the disclosures of stock options in Notes 2 and 11;

(b)	as described in Note 6, include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 6 with respect to 2000 and 2001 included (1) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss, and the related loss-per-share amounts; and

(c)	as described in Note 12, reflect the Company’s change in the composition of its reportable segments in 2002. The amounts in the 2000 and 2001 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2000 and 2001 financial statements. Our procedures included (1) agreeing the adjusted amounts of segment revenues, operating income and assets to the Company’s underlying records obtained from management, and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements.

In our opinion, the disclosures for 2000 and 2001 in Notes 1, 6 and 12 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 and 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 financial statements taken as a whole.

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Munich, Germany

March 21, 2003

/s/ THOMAS SPANNAGL	/s/ ANKE FURCHE
(Thomas Spannagl) Wirtschaftsprüfer	(Anke Furche) Wirtschaftsprüferin

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

This report of independent public accountants is a copy of a report previously issued by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH and has not been reissued by Arthur Andersen.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except share and per share amounts)

	December 31,
	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,928	$16,859
Receivables, net of allowances of $8,315 and $8,091 as of 2001 and 2002, respectively	99,619	90,203
Related party receivables	12,259	843
Inventories	16,523	14,794
Other current assets	30,363	13,120

Total current assets	170,692	135,819
PROPERTY, PLANT AND EQUIPMENT, net	149,537	154,176
GOODWILL, net	201,886	148,330
OTHER ASSETS, net	34,138	7,201

Total assets	$556,253	$445,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$123,020	$5,285
Senior subordinated notes	178,020	—
Current maturities of capital lease obligations	10,036	14,874
Accounts payable	72,526	55,127
Related party accounts payable	27,176	9,871
Accrued expenses and other current liabilities	49,487	60,357
Refundable deposits	69,834	77,269

Total current liabilities	530,099	222,783
LONG-TERM DEBT, net of current maturities	1,202	90,274
CAPITAL LEASE OBLIGATIONS, net of current maturities	16,627	13,977
OTHER LIABILITIES	6,213	8,389

Total liabilities	554,141	335,423

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares, €0.10 par value (€2 at December 31, 2001), 100,000,000 shares authorized; 4,393,119 and 43,483,718 issued and outstanding as of 2001 and 2002, respectively	8,518	4,547
Additional paid-in capital	381,156	511,376
Accumulated deficit	(371,162)	(406,737)
Accumulated foreign currency translation	(16,400)	917

Total shareholders’ equity	2,112	110,103

Total liabilities and shareholders’ equity	$556,253	$445,526

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US$, except share and per share amounts)

	Year Ended December 31,
	2000	2001	2002
REVENUES:
RPC	$146,746	$149,685	$148,799
Pallet services	117,910	205,039	212,191
Pallet pooling	14,764	17,791	17,020
Related party RPC granulate sales	6,727	8,228	2,686

Total revenues	286,147	380,743	380,696

COST OF SALES:
RPC	125,671	130,489	127,482
Pallet services	103,014	177,107	182,966
Pallet pooling	10,496	18,421	13,216
Related party RPC granulate cost of sales	7,322	8,638	2,686
Impairment of property, plant and equipment	4,862	70,120	—

Total cost of sales	251,365	404,775	326,350

Gross profit (loss)	34,782	(24,032)	54,346
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	53,845	71,013	44,876
OPERATIONAL RESTRUCTURING COSTS	941	3,695	2,254
FINANCING RELATED RESTRUCTURING COSTS	—	—	1,994
AMORTIZATION OF GOODWILL AND OTHER ASSETS	4,457	8,017	1,143
OTHER OPERATING INCOME, NET	(1,956)	(1,085)	(3,225)

(Loss) income from operations	(22,505)	(105,672)	7,304
INTEREST EXPENSE	(19,728)	(28,060)	(34,193)
INTEREST INCOME	785	1,140	992
FACTORING CHARGES	(3,607)	(2,453)	(447)
(LOSS) GAIN ON DEBT EXTINGUISHMENT	(5,600)	—	91,408
FOREIGN CURRENCY GAIN (LOSS)	5,805	15,661	(45,032)
OTHER (EXPENSE) INCOME, net	(1,513)	476	248
INCOME TAX (PROVISION) BENEFIT	(245)	1,790	(1,294)
(LOSS) INCOME FROM EQUITY ENTITIES, net	(286)	76	(9)

(Loss) income from continuing operations before cumulative effect of change in accounting principle	(46,894)	(117,042)	18,977

DISCONTINUED OPERATIONS:
Loss from operations of discontinued industrial container services operation	(1,006)	(919)	—
(Loss) income on disposal of industrial container services operation, including 2001 provision of $3.0 million for operating losses anticipated until expected disposal date	—	(82,814)	3,138
Loss from operations of discontinued pallet manufacturing operation	(2,531)	—	—
Loss on disposal of pallet manufacturing operation, including 2000 provision of $3.7 million for operating losses anticipated until expected disposal date (less applicable income tax benefit of $0.9 million)	(59,934)	(503)	—

(Loss) income from discontinued operations	(63,471)	(84,236)	3,138
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(57,690)

Net loss	$(110,365)	$(201,278)	$(35,575)

(LOSS) INCOME PER SHARE—basic and diluted:
(Loss) income per share from continuing operations before cumulative effect of change in accounting principle	$(12.08)	$(26.64)	$4.22
DISCONTINUED OPERATIONS:
Loss per share from operations of discontinued industrial container services operation	$(0.26)	$(0.21)	$—
(Loss) income per share on disposal of industrial container services operation	$—	$(18.85)	$0.70
Loss per share from operations of discontinued pallet manufacturing operation	$(0.65)	$—	$—
Loss per share on disposal of pallet manufacturing operation	$(15.44)	$(0.11)	$—

(Loss) income per share from discontinued operations	$(16.35)	$(19.17)	$0.70

CUMULATIVE EFFECT PER SHARE OF CHANGE IN ACCOUNTING PRINCIPLE	$—	$—	$(12.82)

Basic and diluted loss per share	$(28.43)	$(45.82)	$(7.91)

Weighted average ordinary shares used in computing net (loss) income per share—basic and diluted	3,882,311	4,393,119	4,500,218

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$)

	Year Ended December 31,
	2000	2001	2002
Net loss	$(110,365)	$(201,278)	$(35,575)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(7,079)	(11,993)	17,317

Comprehensive loss	$(117,444)	$(213,271)	$(18,258)

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US$ and shares)

	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
BALANCE December 31, 1999	3	$5	$10,388	$(52,737)	$2,672	$(39,672)
Contribution of IFCO Europe from related parties	498	1,034	(1,034)	—	—	—
Purchase of minority interest and related options	125	242	22,076	—	—	22,318
Issuance of ordinary shares to related party	1,375	2,668	4,115	(6,782)	—	—
Merger with PalEx	743	1,424	116,645	—	—	118,069
Initial public offering, net of offering costs	1,495	2,866	200,307	—	—	203,173
Acquisition of 2000 Purchased Companies	103	184	21,934	—	—	22,118
Exercise of stock options	51	95	6,726	—	—	6,821
Foreign currency translation adjustment	—	—	—	—	(7,079)	(7,079)
Net loss	—	—	—	(110,365)	—	(110,365)

BALANCE December 31, 2000	4,393	8,518	381,156	(169,884)	(4,407)	215,383
Foreign currency translation adjustment	—	—	—	—	(11,993)	(11,993)
Net loss	—	—	—	(201,278)	—	(201,278)

BALANCE December 31, 2001	4,393	8,518	381,156	(371,162)	(16,400)	2,112
Reduction in nominal value per ordinary share from €2.00 to €0.10	—	(8,070)	8,070	—	—	—
Ordinary shares issued in connection with debt restructuring, net of issuance costs	39,091	4,099	122,150	—	—	126,249
Foreign currency translation adjustment	—	—	—	—	17,317	17,317
Net loss	—	—	—	(35,575)	—	(35,575)

BALANCE December 31, 2002	43,484	$4,547	$511,376	$(406,737)	$917	$110,103

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	Year Ended December 31,
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(110,365)	$(201,278)	$(35,575)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense of property, plant and equipment	25,390	30,076	31,116
RPC breakage, shrinkage and non-cash granulate cost of sales	18,463	11,491	2,274
Amortization of goodwill and other assets	9,042	16,654	1,143
Cumulative effect of change in accounting principle	—	—	57,690
Loss (gain) on debt extinguishment	5,600	—	(91,408)
Foreign currency (gains) losses	(5,805)	(15,661)	45,032
Loss (gain) on discontinued operations	59,934	83,317	(3,138)
Gain on sale of investment	—	(1,741)	—
Impairment of property, plant and equipment	4,862	70,120	—
(Gain) loss on sale of property, plant and equipment	(77)	2,474	(37)
Loss (income) from equity entities, net	286	(76)	9
Changes in operating assets and liabilities—
Receivables and related party receivables	1,645	(20,385)	31,533
Inventories	2,980	(54)	3,585
Other current assets	11,378	(9,274)	3,235
Other assets	655	5,065	(5,107)
Accounts payable and related party accounts payable	(12,510)	29,034	(44,652)
Accrued expenses and other current liabilities	(11,122)	10,789	13,900
Other liabilities	(8,012)	(14,642)	2,174

Net cash (used in) provided by operating activities	(7,656)	(4,091)	11,774
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of RPCs	(58,439)	(20,894)	(18,168)
Purchase of property, plant and equipment	(29,015)	(13,099)	(4,066)
Purchase of other intangible assets	—	(97)	—
Purchase of minority interest options	(22,635)	—	—
Cash paid for purchased companies, net of cash acquired	(164,858)	—	—
Proceeds from sale of property, plant and equipment	1,736	2,725	1,258
Proceeds from sale of discontinued operations	—	47,791	41,449

Net cash (used in) provided by investing activities	(273,211)	16,426	20,473

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	203,173	—	—
Net principal payments on short-term loans	(169,057)	—	—
Principal payments on long-term debt	(209,665)	(173,688)	(27,422)
Principal payments on capital lease obligations	(9,719)	(10,229)	(10,813)
Proceeds from sale-leaseback transactions	8,115	7,552	8,509
Proceeds from long-term debt	486,270	158,347	600
Net proceeds from exercise of stock options	6,821	—	—
Payments on acquired indebtedness	(23,078)	—	—
Payments for termination of participating rights and redeemable participating rights	(4,608)	—	—

Net cash provided by (used in) financing activities	288,252	(18,018)	(29,126)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,687)	(327)	1,810

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,698	(6,010)	4,931
CASH AND CASH EQUIVALENTS, beginning of period	12,240	17,938	11,928

CASH AND CASH EQUIVALENTS, end of period	$17,938	$11,928	$16,859
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$25,134	$34,374	$7,818
Cash paid for income taxes	$470	$638	$1,279

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S.$ except per share amounts or unless otherwise stated)

1. Business, Organization, and Basis of Presentation:

IFCO Systems N.V. (IFCO Systems or the Company), which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems GmbH and its 100% owned subsidiaries (IFCO Europe), IFCO Systems North America, Inc. and its subsidiaries (IFCO North America), and IFCO Systems Canada, Inc. (IFCO Canada). The Company’s headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas.

On March 8, 2000, IFCO Systems completed the merger of PalEx, Inc. (PalEx) (the Merger), which subsequently changed its name to IFCO North America. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination. Accordingly, the accompanying consolidated financial statements present the operations of IFCO Europe for all periods and IFCO North America and other acquired companies from their dates of acquisition. All intercompany transactions have been eliminated.

Concurrently with the Merger, IFCO Systems completed an initial public offering of its ordinary shares (the IPO). The total net proceeds to the Company from the IPO were $203.2 million. Also, effective March 8, 2000, the Company issued 10 5/8% senior subordinated notes (Senior Subordinated Notes) in the principal amount of €200.0 million. The net proceeds from the IPO were used, along with cash on hand, the net proceeds from the offering of the Senior Subordinated Notes, and borrowings from the Company’s senior credit facility, to repay a substantial portion of the debt of IFCO Systems and PalEx, to pay the cash portion of the Merger consideration to PalEx stockholders, to fund a cash payment due to GE Capital and GE Erste, and to fund the purchase of the remaining joint venture interest in IFCO-U.S., LLC (IFCO U.S.). See Debt—Note 7.

Also during March 2000, the Company completed the following transactions:

•	issued shares to a related party for its contribution of IFCO Europe to the Company.

•	paid €22.0 million in consideration of the release of rights to purchase shares of IFCO Europe held by a third party.

•	paid €4.1 million to related parties for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately €0.9 million.

•	paid €1.4 million to terminate the redeemable participating rights held in a subsidiary of IFCO Europe

IFCO Europe is involved in the organization and administration of the purchase, distribution, and leasing of returnable plastic containers (RPC) systems in Germany and other European countries. The RPCs are rented primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers’ goods are transported in the RPCs to various intermediaries and ultimately to retailers for sale to consumers. IFCO Europe delivers the empty RPCs to customers’ bulk warehouses and collects the empty RPCs from regional service points, where the RPCs are transported to the Company’s depots and cleaned for reuse. IFCO U.S. operates the Company’s RPC system in the United States. The Company’s RPC operations are dependent on relationships with a relatively small number of large retail customers and two RPC suppliers. An inability to maintain these relationships or cultivate new or replacement relationships on similar terms could have a near-term, severe impact on the Company’s results of operations.

IFCO Europe owns a 33% ownership investment in a Japanese RPC systems operation (IFCO-Japan), which is accounted for under the equity method. IFCO Argentina S. A. (IFCO-Argentina) was a wholly owned subsidiary of the Company until December 31, 2001, when IFCO Europe sold 51% of its ownership interest in IFCO-Argentina. Accordingly, IFCO-Argentina was deconsolidated on that date. See Investment in Equity Entities—Note 2. The business processes of these operations are generally similar to those of IFCO Europe.

IFCO North America principally offers pallet management, repair, recycling, and remanufacture services in the United States.

IFCO Canada rents and manages a pool of pallets in Canada.

IFCO Systems has elected the U.S. dollar as its reporting currency. Unless otherwise noted, all amounts are shown in U.S. dollars. Approximate U.S. dollar amounts are provided for euro-denominated amounts based on the Federal Reserve Bank of New York noon buying rate on the date indicated or on the date of the transaction if no date is indicated. Euro-denominated disclosures on revenues, expenses, gains and losses are translated using a weighted average exchange rate during the applicable period.

In December 2002, the Company completed a restructuring of its debt (see Note 7). As part of the restructuring, the Company issued 39,090,599 new ordinary shares to the consenting noteholders who tendered their notes for exchange. Prior to the completion of the restructuring, and also in December 2002, the Company completed a 1-for-10 share consolidation (effectively, a reverse share split) and reduced the nominal value of its ordinary shares to €0.10 per share.

2. Summary of Significant Accounting Policies:

Accounting Principles

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems and the European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The accompanying consolidated statements of cash flows reflect the cash flow activity for the Company’s continuing and discontinued operations.

Restricted Cash

Included in other current assets in the accompanying consolidated balance sheet as of December 31, 2002 is approximately $2.8 million in restricted cash and cash equivalents, which relates to prepaid funding of anticipated future workers compensation liabilities. There was no restricted cash as of December 31, 2001.

Inventories

Pallet services inventories are valued at the lower of cost or market, with cost primarily determined on a first-in, first-out basis. The cost of finished goods inventory includes direct materials, direct labor, and overhead. RPC granulate inventories are valued at the lower of cost or net realizable value.

Long Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company reviews long–lived assets for impairment, including the RPC pool and all other long-lived tangible and intangible assets, whenever events or changes in circumstances indicate that assets may be impaired. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value. Impairment of long-lived assets are based on a discounted cash flow, fair value assessment as compared to the related carrying value of the assets.

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

Expenditures for maintenance and repairs are charged to expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in other expense (income), net, in the accompanying consolidated statements of operations.

Leases classified as capital leases are recognized as assets and liabilities in the accompanying consolidated balance sheets at amounts equal at the inception of the lease to the lower of the present value of the minimum lease payments or the fair value of the leased asset. Lease payments are apportioned between the imputed finance charge and the reduction of the outstanding liability. The leased asset is depreciated during the lease period on a systematic basis consistent with the depreciation policy for depreciable assets that are owned.

The Company depreciates its Canadian pallet rental pool to estimated salvage value using the straight-line method over 30 years.

Included in property, plant and equipment is the Company’s RPC rental pool. The Company periodically assesses the useful life of its RPC rental pools. The Company uses historical information to determine estimates of future RPC breakage and pool development and takes this information into consideration in determining an appropriate useful life for depreciating the RPC rental pools.

2000 Activity

In 2000, the Company reassessed its estimate of the useful life for its existing RPC rental pool, and determined that the historical and expected trend in RPC breakage and pool development. This assessment supported an eight-year life for the main RPC pool. This change was applied on a prospective basis. RPCs were depreciated to a salvage value based on a guaranteed repurchase price.

The results of operations for 2000 include a long-lived asset impairment charge of $4.9 million to reflect the impairment of a special RPC pool called Econoboxes. The Econobox program, which was started in 1998, consisted of a relatively large container which presented reliability and durability characteristics. The Econobox program was allowed to continue to develop during 1998 and 1999, but was determined to be unviable in 2000 due to an underdeveloping market.

2001 Activity

During 2001, the Company began a program to replace and upgrade its RPCs and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, Schoeller Wavin Systems AG and its affiliates (collectively, SWS), for the purpose of replacing the majority of its European RPC pool beginning in Fall 2001. The Company intends to transfer RPCs to SWS over a four to five-year period and pay a production fee and related costs in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in 2003 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The new RPCs will be more durable and of better quality than the existing RPC pools.

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

In connection with the replacement program, the Company reduced the remaining useful life of the existing, old generation European RPC pool to a weighted average life of 2 years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the U.S. RPC pool to a weighted average life of 3 years. The Company also adjusted the salvage value of the existing RPC pool to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials using a market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Based on the negotiated timeframe of the replacement program, the Company also evaluated the potential for an impairment of the existing RPC pools in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121). Due to the final negotiations with SWS, the RPC pools were evaluated in the fourth quarter of 2001 to be impaired under the provisions of SFAS 121. An impairment charge of $56.2 million was recorded against the carrying value of the European RPC pool, and an impairment charge of $9.2 million was recorded against the carrying value of the U.S. RPC pool.

The accompanying consolidated statement of operations for 2001 includes a charge for asset impairment of $4.8 million related to certain equipment used in the Company’s pallet pooling operation in Canada. The Company undertook the development of a leased pallet handling system at its facility in Toronto, Ontario, in 1999 and 2000. This handling system consisted of an automated sorting and repair assembly line. Management determined that the handling system was impaired due to the Company’s decision in the fourth quarter of 2001 to cease producing the primary pallet type to be constructed by the handling system.

Management believes that there was no further impairment of property, plant and equipment as reflected in the Company’s consolidated financial statements as of December 31, 2002.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of acquisition cost over the fair market value of identified net assets acquired in business combinations accounted for as purchases, was amortized using the straight-line method over 15 to 30 years (weighted average life of 28 years) during 2000 and 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years.

On January 1, 2002, the Company adopted SFAS 142, which prohibits the amortization of goodwill and indefinite life intangible assets. Instead, goodwill and indefinite life intangible assets will be tested for impairment at least annually and on an interim basis when an event occurs or circumstances change between annual tests that would more-likely-than-not result in impairment. Under SFAS 142, goodwill is assessed for impairment by using the fair value based method. The Company determines fair value by utilizing discounted cash flows. The fair value test required by SFAS 142 for goodwill and indefinite lived intangible assets includes a two-step approach. Under the first step, the Company compared the fair value of each “reporting unit” to its carrying value. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and companies must proceed with step two. Under step two, the amount of goodwill impairment was measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in Step 1). In this step, companies must allocate the fair value of the reporting unit to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). SFAS 142 requires companies to perform the impairment test at least annually and also upon adoption. Any impairment loss resulting from the adoption of SFAS 142 is treated as a change in accounting principle.

The Company has completed its SFAS 142 initial goodwill impairment test with the assistance of a valuation services firm. Accordingly, the Company has recorded an impairment loss of approximately $57.7 million. Due to a significant downward movement in the German and United States stock markets, as well as uncertainties associated with the Company’s liquidity and financial position, the Company experienced a decline in its market capitalization that negatively impacted the fair value of certain of its reporting units. The impairment loss has been recorded as a cumulative effect of an accounting change as of January 1, 2002, the date of adoption. Additionally, application of the non-amortization provisions of SFAS 142 for goodwill resulted in a reduction of amortization expense of approximately $6.9 million during 2002 as compared to 2001. The Company has established an annual testing period in the fourth quarter. The Company’s fourth quarter 2002 test indicated that there was no further impairment of goodwill in 2002.

All other intangible assets are carried at cost and amortized over their estimated useful lives.

Investment in Equity Entities

Entities for which the Company has between 20% and 50% of voting rights, and over which the Company exercises significant influence are accounted for using the equity method.

The Company uses the equity method to account for its investment in IFCO-Japan and accordingly has recorded its proportionate share of the operating results of IFCO-Japan, which are included in net income or loss from equity entities in the accompanying consolidated statements of operations.

Effective December 31, 2001, IFCO Europe entered into an agreement to sell 51% of its interest in IFCO-Argentina. No proceeds were received in 2001. Because IFCO Europe no longer controlled IFCO-Argentina as of December 31, 2001, IFCO-Argentina has been deconsolidated as of that date in the accompanying consolidated financial statements, and has been accounted for as an equity investment during 2002. IFCO Europe has no commitment to continue funding IFCO-Argentina’s losses. Because IFCO Europe’s proportionate carrying amount of IFCO-Argentina’s net assets prior to deconsolidation was negative, a $1.7 million gain, net of foreign currency losses, has been recognized in order to adjust the investment carrying amount to zero. The gain has been recorded in other income in the accompanying consolidated statement of operations for 2001.

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

Revenue Recognition

The Company’s consolidated revenues are primarily generated from 1) RPC rental fees that are recognized over the Company’s service obligation period, which is complete when the customer’s product is removed from the RPC and the RPC is returned to the Company, 2) rental pallet fees that are recognized over the rental period, and 3) the sale of recycled pallets.

As RPCs break or otherwise become unusable, the Company facilitates the conversion of the RPCs into plastic granulate inventory. Prior to April 1, 2002, granulate inventory was then sold back to SWS, and at that time, was recorded as related party RPC granulate sales. In connection with the RPC replacement and upgrade program, beginning in the second quarter of 2002, granulate is no longer sold to SWS and is therefore no longer included in revenues. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs.

The Company’s deferred income balance relates primarily to the RPC rental income which is deferred based upon an estimate of the remaining service obligation period of the revenue cycle of RPCs. Deferred income related to RPCs was $6.2 million and $6.9 million as of December 31, 2001 and 2002, respectively, and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Advertising Costs

All advertising costs are expensed when incurred. Total advertising costs were $2.9 million, $1.7 million, and $1.0 million for 2000, 2001, and 2002, respectively.

Shipping and Handling Costs

All shipping and handling costs are expensed when incurred as a component of cost of sales.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures About Fair Values of Financial Instruments”, requires the disclosure of the fair value of financial instruments and both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company’s cash and cash equivalents, receivables, related party receivables, accounts payable, related party accounts payable, and accrued expenses and other current liabilities approximates fair value due to the short-term maturity of these instruments. The carrying value of the Company’s variable short-term and long-term debt approximates fair value due to variable interest rates.

Foreign Currency Transactions and Translation

Sales and purchases in foreign currency are measured using the exchange rate on the day of the transaction. Foreign currency transaction gains and losses are included in the consolidated statements of operations. The foreign currency gain (loss) during the years ended December 31, 2000, 2001, and 2002 relate primarily to fixed term intercompany loan agreements.

The functional currency is the local currency of each subsidiary. The Company has selected the United States dollar as its reporting currency. The financial statements of the Company’s operations which are not denominated in United States dollars are translated using the exchange rate as of the balance sheet date for assets and liabilities and a weighted average exchange rate for the reported amount of revenues, expenses, gains, and losses during the reporting period. The cumulative translation adjustment is recorded as a separate component of shareholders’ equity and comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant estimates made by management include depreciation lives and impairments for RPCs, realizability of goodwill, and estimated losses on disposal of new pallet manufacturing and industrial container services operations. Although the Company reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the estimated effect of any necessary adjustments prior to their publication, actual results could differ from these estimates.

Loss Per Share

Basic and diluted loss per share are computed in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per ordinary share is computed by dividing net loss applicable to ordinary shares by the weighted average number of ordinary shares outstanding. There is no difference between basic and diluted loss per share since potential ordinary shares from the exercises of stock options and warrants are anti-dilutive for all periods presented and are, therefore, excluded from the calculation.

All share amounts and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to a 1-for-10 share consolidation (the Share Consolidation) approved by the general meeting of the shareholders, which was effected on December 4, 2002 pursuant to a Board resolution.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 eliminates FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (SFAS 4) and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board No. 30. SFAS 145 amends SFAS 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. As provided for in SFAS 145, the Company determined that it will early adopt this statement in 2002. Accordingly, the impact of 2000 and 2002 debt extinguishment is classified as a component of continuing operations. Otherwise, the adoption of SFAS 145 has not had a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS 146 to have a material effect on the consolidated financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148’s amendment for the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. SFAS 148’s amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002.

The Company has elected to apply the disclosure-only provisions of SFAS No, 123, “Accounting for Stock-Based Compensation (SFAS 123). In accordance with the provisions of SFAS 123, the Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for its stock option plan.

Stock-Based Compensation

The following pro forma summary of the Company’s consolidated results of operations have been prepared as if the fair value based method of accounting required by SFAS 123 had been applied for 2000, 2001, and 2002 (in thousands, except for per share data):

	Year ended December 31,
	2000	2001	2002
Net loss	$(110,365)	$(201,278)	$(35,575)
Pro forma adjustment	(4,093)	(5,297)	(2,075)

Pro forma net loss	$(114,458)	$(206,575)	$(37,650)
Net loss per share:
Basic and diluted loss per share as reported	$(28.43)	$(45.82)	$(7.91)
Basic and diluted loss per share pro forma	$(29.48)	$(47.02)	$(8.37)

Prior Year Reclassifications

Certain reclassifications have been made in the 2000 and 2001 financial statements to conform to the 2002 presentation.

During 2002, the Company has updated its methodology to allocate operational costs for the Pallet Services division of North America (Pallet Services) in order to reflect more accurately the nature of those costs. This review resulted in the reclassification of approximately $7.2 million and $7.4 million in costs from selling, general and administrative costs to costs of sales from previously reported results for 2000 and 2001, respectively. The results of Pallet Services’ operations for 2002 reflect this updated allocation methodology.

3. Business Combinations:

Acquisition of PalEx and IFCO-U.S.

The acquisitions of PalEx and the remaining interest in IFCO-U.S. in 2000 were accounted for as purchase business combinations and have been reflected in the Company’s consolidated financial statements effective on the date of the Merger. Management is of the opinion that there were no material separately identifiable intangible assets as part of these acquisitions. The following table reflects the allocation of purchase price to assets, liabilities and goodwill as of the date of the acquisition of PalEx and IFCO-U.S. (in millions of dollars):

Cash paid, net of cash acquired	$91.5
Fair value of ordinary shares	110.7
Fair value of converted PalEx options	7.3

209.5
Fair value of assets acquired	(179.2)
Fair value of liabilities assumed	213.6

Goodwill	$243.9

Acquisition of the 2000 Purchased Companies

During 2000, IFCO North America acquired certain pallet recycling companies and an industrial container services company (the 2000 Purchased Companies), which were accounted for as purchase business combinations and have been reflected in the Company’s consolidated financial statements from their respective dates of acquisition. Three of these companies were engaged in pallet recycling and one was engaged in the reconditioning of steel drums. Management is of the opinion that there were no material separately identifiable intangible assets as part of these acquisitions. The following table reflects the allocation of purchase price to assets, liabilities, and goodwill as of the date of the acquisition of the 2000 Purchased Companies (in millions of dollars):

Cash paid, net of cash acquired	$73.4
Fair value of ordinary shares	22.1
Subordinated notes payable issued	6.6

102.1
Fair value of assets acquired	(26.4)
Fair value of liabilities assumed	16.8

Goodwill	$92.5

Pro Forma Presentation

The following table sets forth unaudited pro forma statements of operations data of the Company for 2000 which reflects adjustments to the combined and consolidated financial statements to present the effect of the acquisitions of PalEx, IFCO-U.S., and the 2000 Purchased Companies and the disposition of pallet manufacturing and industrial container services as if the acquisitions and dispositions were effective January 1, 2000 (in millions of dollars):

Revenues	$383.5

Loss from continuing operations	(44.5)
Net loss	(110.0)
Net loss per ordinary share—basic and diluted	(28.30)

Weighed average ordinary shares	3,882,311

4. Discontinued Operations:

Pallet Manufacturing Operations

Subsequent to the acquisition of IFCO North America, the Company commenced an assessment of the alignment of IFCO North America’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not a systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in 2000. The sale of substantially all of the Company’s new pallet manufacturing operations was completed in October 2001. The proceeds of the sale were $48.1 million, and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million, which was paid in full in April 2002.

Substantially all of the proceeds from the sale of the new pallet manufacturing segment were used to reduce the principal amount due under the then existing senior credit facility (the Amended Senior Credit Facility).

In June 2001, the Company sold the assets of one of its North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. The Company collected approximately $2.8 million of the secured buyer notes during the three months ended June 30, 2002 and settled an additional $0.5 million through a purchase price adjustment. The remainder of the buyer notes, which were restructured during 2002, are due in installment payments extending through 2005. Substantially all of the proceeds from this sale were used to reduce the principal amount due under the Amended Senior Credit Facility.

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

Revenues relating to the discontinued pallet manufacturing operations were $136.3 million for 2000 and $110.4 million for 2001 through the date of the sale. The loss from discontinued operations for 2000 and 2001 includes an allocation of interest expense of $3.9 million and $5.7 million, respectively. Interest expense has been allocated based on the ratio of the net assets of the discontinued operations to the sum of total net assets of the consolidated entity plus consolidated debt, excluding debt that can be directly attributed to other operations of the enterprise.

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

Industrial Container Services Operations

In September 2001, the Company’s Board of Directors (the Board) approved management’s recommendation to sell the industrial container services operations to Industrial Container Services, LLC (the Buyer). In February 2002, the Company completed the sale of a majority of the assets of the industrial container services operations. The proceeds of the sale paid at the February 2002 closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. After funding the cash portion of the escrow, paying the settlement cost of $0.8 million for the OII Superfund site (see Environmental Liabilities—Note 9) as required pursuant to the amended purchase agreement, and accounting for transaction costs of $1.9 million, the Company received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s Amended Senior Credit Facility.

Following the February 2002 closing of the asset sale, the Company continued to own, through separate subsidiaries, two facilities of the industrial container services operation, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois. The Company has recorded the net operating result from these subsidiaries against the accrual for operating losses anticipated through the disposal date.

Pending an agreement with government authorities to protect the Buyer from certain environmental liabilities relating to a parcel of Florida real property that is subject to a Superfund litigation consent decree, $2.0 million of the cash purchase price and $1.5 million of the promissory notes were placed in escrow. The final prospective purchaser’s agreements between the buyer and the U.S. Environmental Protection Agency (EPA) and the Florida Department of Environmental Protection (FDEP) were entered into in September 2002. In connection with the agreement, the Company paid fees totaling $0.1 million. The Company’s subsidiary then transferred title to the Zellwood assets to the Buyer. Upon the transfer, half of the escrowed cash ($1 million) and the escrowed promissory notes were distributed to the Company. The remaining cash released from escrow was paid to the Company’s senior lenders to be applied to the Amended Senior Credit Facility and the released promissory notes were pledged to the senior lenders as additional security.

The remaining $2.0 million of the promissory notes have also been placed in escrow pending the transfer of the real property of the Acme barrel facility in Chicago, Illinois (see Environmental Liabilities—Note 9).

In addition to the stated purchase price, the Buyer will also pay the Company up to an additional $11.0 million of cash under an earn-out formula based upon the 2002 earnings before interest, taxes, depreciation, and amortization expenses of the industrial container operations’ central region (Central Region EBITDA). The Company is currently reviewing the Buyer’s calculation of Central Region EBITDA, but does not currently have sufficient data to estimate the earnout amount, if any. Therefore, an adjustment to reflect any amounts due the Company based on the final calculation of the Central Region EBITDA has not been recorded as of December 31, 2002.

All amounts under escrow and all amounts related to the earnout have been excluded from the proceeds used to determine the loss on disposal of industrial container services operations in the accompanying consolidated statements of operations for 2001 and 2002. Any subsequent collection of these proceeds by the Company and release of escrow contingencies will allow the Company to record a reduction in the loss from the sale of discontinued operations in future periods.

The Company provided a $3.75 million letter of credit to the Buyer to secure the Company’s obligation for certain medical, workmen’s compensation, and other insurance costs attributable to historical industrial container services operations. Additionally, the Company has agreed to reimburse the Buyer for certain insurance costs incurred over a future period by the industrial container operations’ central region. The loss on the sale of discontinued operations related to the industrial container services operations was adjusted by $6.1 million to reflect the estimated outcome of the Company’s obligation to reimburse the Buyer for the future insurance costs.

Revenues relating to the discontinued industrial container services operations were $86.0 million and $99.0 million for 2000 and 2001, respectively, and $14.0 million for the period from January 1, 2002 through the closing of the sale. The loss from discontinued operations for 2000, 2001, and for the period from January 1, 2002 through the closing of the sale in 2002 includes allocations of interest expense of $5.0 million, $7.6 million, and $1.3 million, respectively.

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

As of December 31, 2002, the Company has a remaining discontinued operations liability of approximately $6.5 million, primarily relating to future insurance costs.

5. Property, Plant and Equipment:

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	As of December 31,
		2001	2002
Land		$1,558	$870
Buildings	15-40	6,185	7,002
RPCs	3-8	142,063	186,463
Pallet pool	30	12,190	11,644
Machinery and equipment	4-10	24,685	34,351
Furniture and fixtures	4-10	3,171	5,207
Tractors and trailers	5-6	1,141	4,665

		190,993	250,202
Less: Accumulated depreciation and amortization		(41,456)	(96,026)

		$149,537	$154,176

Of the total assets above, costs of $36.1 million, $25.2 million, and $37.7 million and accumulated amortization of $4.2 million, $3.8 million, and $11.5 million are held under capital leases as of December 31, 2000, 2001 and 2002, respectively.

Depreciation and amortization expense attributable to property, plant and equipment, the non-cash portion of related party RPC granulate cost of sales, and RPC breakage and shrinkage expense included in cost of sales in the accompanying consolidated statements of operations are collectively $37.7 million, $34.9 million, and $31.9 million for 2000, 2001 and 2002, respectively. Total depreciation and amortization expense related to property, plant and equipment for continuing operations for 2000, 2001, and 2002 are $20.2 million, $24.3 million, and $31.1 million, respectively.

6. Detail of Certain Balance Sheet Accounts:

Receivables

The major components of receivables are as follows:

	As of December 31,
	2001	2002
Trade	$107,934	$98,294
Less: Allowance for doubtful accounts	(8,315)	(8,091)

	$99,619	$90,203

The Company’s allowance for doubtful accounts, which the Company reserves for and updates based on its best estimates of potentially uncollectible accounts, consists of the following:

	Year ended December 31,
	2000	2001	2002
Balance, beginning of year	$4,706	$8,096	$8,315
Write-offs	(1,607)	(3,501)	(4,566)
Additional provisions	5,296	3,984	3,539
(Decrease) increase due to foreign exchange translation	(299)	(264)	803

	$8,096	$8,315	$8,091

Inventories

The major components of inventories are as follows:

	As of December 31,
	2001	2002
RPC granulate	$1,344	$—
Pallet services inventories—
Raw materials	6,570	5,766
Finished goods	8,609	9,028

	$16,523	$14,794

Goodwill

The changes in the carrying amount of goodwill, net are as follows for 2001 and 2002:

	2001	2002
Beginning balance	$288,398	$201,886
Additions	2,048	—
Reductions from discontinued operations	(79,377)	—
Valuation adjustments	—	(57,690)
Amortization	(6,984)	—
(Decrease) increase due to foreign exchange translation	(2,199)	4,134

Ending balance	$201,886	$148,330

The following presents the reduction of goodwill amortization due to the adoption of SFAS 142 in 2002 on the results of operations for 2000 and 2001:

	2000	2001
Net loss as reported	$(110,365)	$(201,278)
Goodwill amortization adjusted for income taxes	4,323	6,984

Adjusted net loss	$(106,042)	$(194,294)

Net loss per ordinary share	$(28.43)	$(45.82)
Goodwill amortization	1.11	1.59

Adjusted net loss per ordinary share	$(27.32)	$(44.23)

Weighted average common shares outstanding	3,882,311	4,393,119

Accrued Expenses and Other Current Liabilities

The major components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2001	2002
Accrued compensation and benefits	$9,596	$4,256
Accrued interest	7,008	2,185
Accrued logistic remuneration	4,144	2,471
Deferred income	6,245	6,909
Accrued equity issuance and debt extinguishment costs	—	8,457
Other accrued liabilities	22,494	36,079

	$49,487	$60,357

7. Debt:

Senior Subordinated Notes

On March 8, 2000, the Company issued 10 5/8% senior subordinated notes (Senior Subordinated Notes) in the principal amount of €200.0 million. The Company did not make the interest payment of approximately €10.625 million, or approximately $11.1 million (based on exchange rates at December 31, 2002), due on March 15, 2002, with respect to the Senior Subordinated Notes. IFCO Systems took this step in light of the commencement of discussions with its noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. The Company also did not make the interest payment of €10.625 million due on September 15, 2002.

The Company reached an agreement in principle with the ad hoc committee of noteholders on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt for equity swap. The Company publicly announced on November 13, 2002, that it had signed a definitive restructuring agreement with noteholders representing nearly 99% of the Senior Subordinated Notes and with the Schoeller Group entities. Pursuant to the restructuring agreement, consenting noteholders would exchange their Senior Subordinated Notes for ordinary shares in the Company initially representing 90% of the Company’s issued and outstanding ordinary shares immediately after the restructuring.

As part of the restructuring, consenting noteholders also agreed to remove most of the restrictive covenants applicable to any remaining Senior Subordinated Notes. On December 31, 2002, the Company confirmed the effective date of the restructuring of the Senior Subordinated Notes and issued approximately 39.1 million new ordinary shares to the consenting noteholders who had tendered their Senior Subordinated Notes by that date for surrender to the Company in exchange for the new shares. The remaining consenting noteholders had an additional period ten week period in which to tender their Senior Subordinated Notes for surrender. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, approximately 0.4 million shares, such that the consenting noteholders who tendered their Senior Subordinated Notes hold 90% of the issued and outstanding ordinary shares of the Company immediately following the completion of the restructuring (see Note 15).

As of December 31, 2002, each of the Company’s pre-restructuring shareholders were issued an aggregate of approximately 4.4 million warrants to acquire additional ordinary shares, which together with the ordinary shares owned immediately prior to the completion of the restructuring, may represent up to 35% of the Company’s post-restructuring share capital on a fully-diluted basis (before giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan and to any other dilution as a result of further possible equity issuances). The number of ordinary shares which may be issued upon exercise of each issued warrant is dependent on the future performance of the Company and is based on the equity valuation of the Company on October 31, 2005. The warrants may only be exercised for a period of 30 days following the final determination of the Company’s equity value and have an exercise price equal to the par value of the Company’s ordinary shares.

Subordinated Seller Note

As part of the purchase price for an asset acquisition in August 2000, the Company issued an unsecured note in the original principal amount of $6.6 million (the Subordinated Seller Note), which was expressly subordinate to indebtedness under the Company’s then existing senior credit facility (the Amended Senior Credit Facility) and the Senior Subordinated Notes. In connection with the proposed restructuring of the Senior Subordinated Notes, the Company determined not to make the payments of principal and interest on the Subordinated Seller Note that were due during 2002 totaling approximately $1.2 million. The Subordinated Seller Note accrued interest at the rate of 9% per annum and had an outstanding principal balance of $4.8 million as of December 30, 2002.

Effective November 11, 2002, the Company entered into a settlement agreement with the holders to settle all claims under the Subordinated Seller Note. Pursuant to the terms of the settlement agreement and upon the effective date of the restructuring of the Senior Subordinated Notes on December 31, 2002, the Company delivered a new subordinated note to the holder in the amount of $0.5 million and paid $0.5 million in cash to the holder. The original subordinated note was canceled at that time. The new note bears interest at the rate of 9% per annum. There will be no payments of principal or interest due until the full principal amount and all accrued interest are finally due and payable on October 31, 2005.

Gain on Debt Extinguishment

The following table reflects the calculation of the gain on debt extinguishment that the Company recorded in connection with the restructuring of the Senior Subordinated Notes and the Subordinated Seller Notes (in millions of dollars):

Book value of the Senior Subordinated Notes retired as of December 31, 2002	$205.2
Book value of the retired Subordinated Seller Note	4.8
Accrued interest relating to the Senior Subordinated Notes retired as of December 31, 2002	28.4
Accrued interest relating to the Subordinated Seller Note	0.5

238.9
Fair value of ordinary shares issued in connection with the restructuring of the Senior Subordinated Notes as of December 31, 2002, net of issuance costs of $8.8 million	(135.0)
Expense of unamortized deferred financing costs related to the Senior Subordinated Notes	(5.9)
Restructuring costs incurred during 2002 in order to complete the restructuring of the Senior Subordinated Notes	(6.0)
Total consideration related to the refinancing of the Subordinated Seller Note	(1.0)
Other	0.4

Gain recorded on debt extinguishment	$91.4

Gain recorded on debt extinguishment, per ordinary share	$20.31

Restructured Senior Credit Facility

Effective December 31, 2002, IFCO Systems, IFCO North America, and its senior lenders entered into the Third Amended and Restated Credit Agreement (the Restructured Senior Credit Facility). Although the Restructured Senior Credit Facility became effective immediately following the issuance of the shares issued in connection with the restructuring of the Senior Subordinated Notes on December 31, 2002, certain provisions were retroactively effective to October 1, 2002, in particular those relating to interest and certain financial covenants. The Restructured Senior Credit Facility provides for borrowings of up to $115.1 million that consist of (1) a term loan in an aggregate principal amount of up to approximately $23.6 million (the Restructured Term Loan) and (2) a revolving credit facility providing revolving loans to IFCO North America of $88.0 million to be increased by (a) $1.5 million on April 1, 2003 (b) $1.0 million on July 1, 2003 and (c) $1.0 million on October 1, 2003, which includes letter of credit availability of up to $25.0 million (the Restructured Revolver, and, together with the Restructured Term Loan, the Restructured Loans).

The Restructured Term Loan will be payable on the last day of each calendar quarter as follows: (1) $1.0 million, second quarter of 2003, (2) $2.0 million, each quarter starting from the third quarter of 2003 through and including the third quarter of 2004, and (3) the outstanding principal balance, fourth quarter of 2004, i.e., December 31, 2004. The maturity date for the Restructured Revolver is also December 31, 2004.

There was $91.4 million outstanding under the Restructured Senior Credit Facility as of December 31, 2002, including $23.6 million under the Amended Term Loan and $67.8 million under the Amended Revolver. In addition, there were commitments for outstanding letters of credit provided for under the Restructured Senior Credit Facility in the amount of $16.4 million as of December 31, 2002.

The Restructured Senior Credit Facility requires IFCO North America to pay a restructuring fee to the administrative agent (to be shared pro rata by the senior lenders) in the amount of $0.5 million ($0.25 million of which was earned and paid on December 31, 2002 and the remaining balance of $0.25 million will be earned and payable on June 30, 2003).

IFCO North America’s borrowings under the Restructured Revolver may not exceed the borrowing base. Under the Amended Senior Credit Facility, the borrowing base was calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. The availability under the Restructured Revolver is subject to a substantially similar borrowing base, except that it includes additional availability in an amount equal to $22.5 million attributable to collateral other than that previously included in the borrowing base. The Company did not have any available borrowings under the Restructured Senior Credit Facility as of December 31, 2002.

The Restructured Loans will bear interest at the rates and during the time periods set forth below:

•	October 1, 2002 through June 30, 2003: pay rate equal to the higher of (i) the Bank One NA prime rate and (ii) the Federal Funds effective rate plus .50% (the Base Rate); with additional interest accrual at 6% per annum, payable at maturity;

•	July 1, 2003 through September 30, 2003: pay rate equal to the Base Rate plus 1% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	October 1, 2003 through December 31, 2003: pay rate equal to the Base Rate plus 2% per annum; with additional interest accrual at 4% per annum, payable at maturity;

•	January 1, 2004 through March 31, 2004: pay rate equal to LIBOR plus 4% per annum or the Base Rate plus 3.0% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	April 1, 2004 through June 30, 2004: pay rate equal to LIBOR plus 4.5% per annum or the Base Rate plus 3.5% per annum; with additional interest accrual at 5% per annum, payable at maturity;

•	July 1, 2004 through September 30, 2004: pay rate equal to LIBOR plus 5% per annum or the Base Rate plus 4.0% per annum; with additional interest accrual at 5% per annum, payable at maturity; and

•	October 1, 2004 through December 31, 2004: pay rate equal to LIBOR plus 5.5% per annum or the Base Rate plus 4.5% per annum; with additional interest accrual at 5% per annum, payable at maturity.

As the Company has determined that the additional interest which accrues in addition to the Base Rate interest under the Restructured Senior Credit Facility will likely be paid at maturity, the Company has accrued the applicable additional fourth quarter interest totaling approximately $1.4 million during 2002. The Restructured Senior Credit Facility contains significant incentives for the early repayment of the Restructured Loans that will vary depending on the date of repayments including forgiveness of varying amounts of unpaid additional interest and fees.

The Restructured Senior Credit Facility requires a first priority perfected security interest in the capital stock of the direct and indirect subsidiaries of IFCO North America and IFCO Systems and in all present and future assets and properties of IFCO Systems, IFCO North America, the other IFCO entities and their respective subsidiaries. It also requires a segregated account into which beginning on April 1, 2004 and continuing on the first day of each month thereafter, IFCO North America will deposit $1.0 million.

The Restructured Senior Credit Facility contains a number of covenants that, among other things, limit the Company’s ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. In addition, the Company and its subsidiaries are required to comply with specified ratios and tests, including an interest coverage ratio, a leverage ratio and minimum free cash flow test each based on Consolidated EBITDA, an average crate deposit liability test and an aggregate European transportation costs test. As of December 31, 2002, the Company was in compliance with all Restructured Senior Credit Facility covenants.

Long-term debt consists of the following:

	As of December 31,
	2001	2002
Senior subordinated notes	$178,020	$2,429
Senior credit facility	117,636	91,424
Other	6,586	1,706

	302,242	95,559
Less: current maturities	(301,040)	(5,285)

	$1,202	$90,274

The maturities of long-term debt are as follows as of December 31, 2002:

Amount
2003	$5,285
2004	86,709
2005	1,136
2006	—
2007	—
Thereafter	2,429

$95,559

Receivable Factoring

The Restructured Senior Credit Facility permits specified levels of receivable factoring. Certain subsidiaries of IFCO Europe previously entered into factoring agreements under which these European subsidiaries could offer all of their trade receivables to a third-party factoring company. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee ranging from 0.20% to 0.38% of the nominal value of the factored receivables. The third-party factoring company had the right to collect the receivables and bore the collection risk. The third-party factoring company was required to remit 75% of the factored receivables to these European subsidiaries. The remainder, less the factoring charge, was held in an escrow account and was remitted to these European subsidiaries following collection. The previous factoring agreements for France, Italy, and Spain and Germany were terminated during 2001 and 2002.

The Company has subsequently entered into new non-recourse factoring agreements in France and Spain and has also entered into two comparatively smaller recourse factoring agreements in Austria and Norway.

The Company’s European subsidiaries factored approximately 44% and 17% of their receivables during 2001 and 2002, respectively. They also incurred factoring charges and factoring-related interest charges of $3.6 million, $2.5 million and $0.5 million during 2000, 2001 and 2002, respectively, which are shown as factoring charges in the accompanying consolidated statements of operations. Under the existing European factoring agreements, there is a factoring fee ranging from 0.20% to 0.38% of the nominal value of the factored receivables and the interest rate on cash advances relating to factored receivables at rates ranging from 3.67% to 4.12% as of December 31, 2002.

Capital Lease Obligations

The Company has entered into leases with third parties principally for RPCs that are accounted for as capital leases. The Company entered into capital leases totaling $8.3 million, $7.6 million, and $8.5 million in 2000, 2001, and 2002, respectively. The present value of minimum lease payments were as follows as of December 31, 2002:

Amount
2003	$16,430
2004	6,673
2005	5,429
2006	1,976
2007	1,255
Thereafter	—

Total future minimum lease payments	31,763
Less amounts representing interest, at 6.59%-8.64%	(2,912)

$28,851

Current	$14,874
Non-current	13,977

Total	$28,851

Debt Issuance Costs

Amortization expense related to debt issuance costs and other assets is projected to be $2.3 million, $1.5 million, $0.8 million, $0.8 million and $0.8 million for each of the five years subsequent to 2002.

8. Income Taxes:

	Year ended December 31,
	2000	2001	2002
(Loss) income from continuing operations before income taxes
Germany	$(26,515)	$(91,057)	$25,513
Foreign	(16,310)	(27,775)	(5,242)

Total	(42,825)	(118,832)	20,271
Income tax (provision ) benefit
Current
Germany	(54)	(82)	(59)
Foreign	(784)	(992)	(1,235)

Total current	(838)	(1,074)	(1,294)

Deferred tax benefit
Germany	—	—	—
Foreign	1,497	2,864	—

Total deferred	1,497	2,864	—

Total benefit (provision)	$659	$1,790	$(1,294)

Included in discontinued operations	$904	$—	$—

From continuing operations	$(245)	$1,790	$(1,294)

The differences in income taxes provided, excluding discontinued operations and the cumulative effect of change in accounting principle, and the amounts determined by applying the appropriate blended statutory tax rates to (loss) income from continuing operations before income taxes result from the following:

	Year ended December 31,
	2000	2001	2002
Tax benefit (provision) at blended statutory rate (35.2%, 34.7% and 35.0%, for 2000, 2001 and 2002, respectively)	$15,071	$41,191	$(7,093)
(Decrease) increase resulting from:
Change in valuation allowance	(23,975)	(56,486)	19,858
Effect of tax rate change	3,923	—	—
Equity restructuring effects	—	—	(30,671)
Non-taxable intercompany interest income	7,377	17,255	18,318
Non-deductible intercompany finance charges	(640)	(870)	(1,323)
State and provincial taxes	(110)	3,746	(322)
Goodwill amortization	(1,389)	(2,492)	—
Other	(502)	(554)	(61)

Income tax (provision) benefit	$(245)	$1,790	$(1,294)

The change in valuation allowance shown above excludes the effect of discontinued operations, cumulative effect of change in accounting principle, and foreign exchange translation.

In 1999, deferred taxes were provided at the expected tax rate for earnings of 48.8% in total. In 2000 and 2001, due to a change in tax legislation in Germany with respect to the tax rate for corporate income tax purposes, expected German tax rates for earnings have been reassessed to 36.0%. Due to the reassessment of the German expected tax rate on earnings, the 2000 tax benefit at the statutory rate decreased by approximately $3,923.

Deferred taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. Components of the Company’s net deferred tax assets and liabilities are as follows:

	At December 31,
	2001	2002
Deferred income tax liabilities:
Accelerated depreciation	$37,520	$27,515
Unrealized foreign currency gain	6,784	—
Deferred financing costs	2,378	—
Other	14,397	8,471

Total deferred income tax liabilities	61,079	35,986
Deferred income tax assets:
Carryforward losses	114,297	94,454
Capitalized RPC cost	9,599	10,531
Interest limitation	9,789	9,789
Loss from discontinued operations	23,485	2,806
Patent	702	419
Allowance for doubtful accounts	1,471	1,054
Inventory basis differences	852	837
Other accruals and reserves	3,499	1,802
Other	6,483	5,951

Total deferred income tax assets	170,177	127,643

Valuation allowance	(109,098)	(91,657)
Net deferred income tax assets	61,079	35,986

Deferred income taxes, net	$—	$—

At December 31, 2001 and 2002, the Company has net operating loss carryforwards available as follows:

	At December 31,
	2001	2002
Germany	$413,430	$256,128
Foreign	55,840	78,588

Total	$469,270	$334,716

The loss carryforwards attributable to German operations include both corporate tax loss carryforwards and trade tax carryforwards and both do not expire. The loss carryforwards attributable to foreign operations expire through various dates until 2022. All loss carryforwards are available to offset future taxable income in their respective tax jurisdiction; however, loss carryforwards attributable to the United States are subject to a limitation of use under Internal Revenue Code Section 382.

A valuation allowance has been made by the Company to provide for the deferred tax assets. The valuation allowance is necessary because the Company has not made profits consistently, thereby making it more likely than not that the asset will not be realized. The amount of valuation allowance is reviewed periodically and will be released in the future if it becomes more likely than not that these carryforward losses can be realized.

Certain subsidiaries of the Company are indebted to the Company and to other subsidiaries of the Company. Various tax planning actions involving the restructuring of the intra-group debt and financing related restructuring were taken in 2002. Certain subsidiaries recognized income as a result of such actions. Such income was largely or completely offset by the utilization of certain net operating carryforward losses.

9. Commitments and Contingencies:

Litigation

The Company is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on the accompanying consolidated financial statements.

In September 2001, a suit was filed by Arthur Stöckli (Stöckli) and his affiliate, Asto Consulting Innovative Marketing S.A. (Asto), in the Regional Court in Munich, Germany, against IFCO Europe with respect to certain contracts entered into by the Company with Stöckli and Asto. Stöckli is seeking to recover certain sales commissions, remuneration, and expenses allegedly owed to him pursuant to an agency agreement between IFCO Europe and Stöckli with respect to the sale of certain products in Spain and an agreement between one of the Company’s former subsidiaries and Asto for the development of the Company’s operations in Latin America. Management believes that all of these claims are unfounded and have asserted counterclaims against Stöckli and Asto for fraud and breach of contract based on Stöckli’s alleged fraudulent business activities in Argentina and Switzerland.

In 2000, IFCO Canada entered into a contract with a manufacturing vendor (VF Automation) for the production and installation of two pallet recycling production lines. Construction of the first production line was completed, but the Company maintains it did not meet the performance criteria required under the terms of VF Automation’s contract. As a result of the problems with the first production line and other issues involving VF Automation, the Company’s subsidiary directed VF Automation to stop production of the second line. After extensive efforts to recover its damages from VF Automation through negotiations, the Company’s subsidiary has commenced a legal action against VF Automation. In this breach of contract lawsuit, the Company’s subsidiary is seeking to recover all of the approximate $5.4 million it paid VF Automation under its contract. The Company has not recorded a receivable related to this claim as of December 31, 2002. VF Automation has filed a counterclaim against the Company claiming unspecified amounts due to VF Automation under the contract. Although the Company cannot give any assurance that the lawsuit will be resolved favorably, the Company intends to pursue its claims vigorously and defend against VF Automation’s counterclaim.

Insurance

IFCO Europe carries a broad range of insurance, including general and business auto liability, commercial property, business interruption and a general umbrella policy.

IFCO North America carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers’ compensation and a general umbrella policy.

IFCO North America is self-insured for certain medical claims up to $0.1 million per person per year and is self-insured for workers compensation claims up to $0.25 million per incident per year. Provisions for expected future payments are accrued based on IFCO North America’s estimate of its aggregate liability for all open and unreported claims. Management has accrued $4.1 million and $3.2 million as of December 31, 2001 and 2002, respectively, and believes that this amount is adequate to cover known and unreported claims as of December 31, 2002.

Leasing Arrangements

The Company leases certain facilities and machinery under noncancellable operating leases. Lease payments are expensed on a straight-line basis over the term of the lease. Minimum future rental payments under these leases as of December 31, 2002 are as follows:

Amount
2003	$13,584
2004	9,816
2005	7,238
2006	4,894
2007	4,113
Thereafter	8,258

$47,903

Rent expense under operating leases was approximately $11.0 million, $12.0, and $16.0 million for 2000, 2001, and 2002, respectively.

Environmental Liabilities

Following the February 2002 closing of the asset sale of the Company’s industrial containers services operations, the Company continued to own, through separate subsidiaries, two facilities of the industrial container services operation, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois.

The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree, and a subsidiary of the Company held title to the assets of this facility pending completion of negotiations between the Buyer and the EPA and the FDEP for prospective purchaser’s agreements to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. The final prospective purchaser’s agreements between the buyer and the EPA and FDEP were entered into in September 2002. In connection with the agreement, the Company paid a fee to each of the EPA and FDEP of approximately $111,000 and $11,000, respectively. The Company’s subsidiary then transferred title to the Zellwood assets to the buyer. Upon the transfer, half of the escrowed cash ($1 million) and the escrowed promissory notes were distributed to the Company. The remaining cash released from escrow was paid to the Company’s senior lenders to be applied to the Amended Senior Credit Facility and the released promissory notes were pledged to the senior lenders as additional security.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. During December 2002, the Acme Barrel facility ceased operations. The buyer of the Company’s industrial container services operations must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse the Company for expenses incurred in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to retain title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility sold its products to the buyer, and the buyer purchased the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

As a related matter, approximately 96 claimants are asserting pollution nuisance claims before the Illinois Pollution Control Board with respect to certain operations of the Acme Barrel facility from January 2000 until January 2002. The claimants have sought a cease and desist order against the Company’s subsidiary, and the Illinois Pollution

Control Board has the power to assess monetary penalties. The Company does not believe at this time that a materially adverse outcome is likely. The Company intends to vigorously defend against these claims.

Container Services Company, an indirect subsidiary of the Company, was identified as a potentially responsible party in the Operating Industries, Inc. (OII) Superfund environmental clean-up site. In 2001, the Company entered into a settlement with the EPA, via a consent judgment, to settle past and future liability for the OII site. The settlement of $0.8 million was delivered in 2002 to a third party to hold in escrow until final payment is made.

Employment Agreements

The Company has entered into employment agreements with certain senior management personnel. The remaining commitment under the terms of these agreements as of December 31, 2002 is approximately $4.7 million, and is payable as follows:

Amount
2003	$1,558
2004	1,558
2005	1,558

$4,674

Washing Depot Agreement

In 2000, IFCO Systems entered into an agreement with a service provider to build a washing depot for RPCs in Denmark. This agreement included an annual volume guarantee of RPCs for the next 10 years. As a result of IFCO Systems’ revised logistic design for washing depots, management determined in 2001 that the terms of this agreement were not economically favorable. IFCO Systems is in the process of negotiating an early termination to this agreement via a Danish arbitral court. The maximum estimated exposure from terminating the agreement is approximately $7.3 million. The final outcome of such negotiations cannot be reasonably determined. However, IFCO Systems expects a significantly lower settlement payment to terminate the agreement or a favorable restructuring of the agreement.

10. Related Party Transactions:

RPC Supply Contracts

In November 1997, IFCO GmbH and Schoeller Plast Industries GmbH entered into a ten-year supply agreement. The 1997 supply agreement was later assigned to Schoeller Plast AG, an indirect 80%-owned subsidiary of Schoeller Logistics Industries GmbH. Upon completion of the PalEx merger, Schoeller Industries did not become part of IFCO Systems and remained under the control of Martin and Christoph Schoeller. Schoeller Plast AG subsequently changed its name to Schoeller Wavin Systems AG.

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

In early 2001, the Company began negotiations with Schoeller Wavin Systems AG for a new generation of RPCs and more favorable terms. The supply of crates for the Company’s European RPC business is currently based on a replacement supply agreement entered into by IFCO Europe and Schoeller Wavin Systems AG in April 2002 with an effective date of January 1, 2002.

In order to ensure the continued supply of RPCs, in March 2002 the Company and Schoeller Wavin Systems AG agreed to a payment plan for the past due amounts under the 1997 supply agreement and future obligations for purchases of RPCs under the replacement supply agreement. IFCO Europe undertook to purchase at least 7.0 million units in 2003, which are to be delivered in equal monthly amounts pursuant to and orders from IFCO Europe at least six weeks before the beginning of a quarter.

U.S. Supply Agreement

IFCO-U.S. is a party to a supply agreement with Schoeller Wavin Systems, Inc., an affiliate of Schoeller Wavin Systems AG, dated September 27, 2000, and effective as of March 22, 2000. The U.S. supply agreement was negotiated on the basis of and patterned after the 1997 supply agreement for Europe and has similar terms and conditions.

The U.S. supply agreement expires on December 31, 2010. The U.S. supply agreement may be terminated by either party at any time for cause. In 2001, the Company began negotiations with Schoeller Wavin Systems, Inc. with respect to a replacement and upgrade program for new generation RPCs on similar terms as those contained in the replacement supply agreement for Europe. A replacement U.S. supply agreement has not yet been finalized. IFCO-U.S. continues to operate under the 2000 supply agreement.

Management fee

The Company was party to a management fee arrangement with Schoeller Logistics Industries GmbH (SLI), which required the annual payment of €0.8 ($0.7) million in monthly installments for advisory services and certain defined costs and expenses. The Company recorded $0.8 million, $0.7 million, and $0.7 million in costs under these contracts during 2000, 2001, and 2002, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. The Company has not renewed this management arrangement with SLI in 2003.

Marketing and promotional cost and expense reimbursement

On July 13, 2000, the Company entered into an agreement with Schoeller Wavin Systems AG (SWS) in which SWS agreed to share in the costs related to the strategic growth of the RPC leasing and supply business in North America after the date of the Merger. Accordingly, the results of operations for 2000 include a reduction of selling, general and administrative expenses of $2.0 million to reflect a reimbursement by SWS of marketing and promotional costs and expenses incurred by the Company in North America for its efforts in expanding the RPC business. The reimbursement from SWS was received by the Company in October 2000. No such agreement was entered into in 2001 or 2002.

11. Shareholders’ Equity:

Stock Option Plan

In March 2000, the Board approved the 2000 Stock Option Plan, (the Stock Option Plan). The Stock Option Plan provides for the granting of stock options to directors, executive officers, and other employees of the Company. The Stock Option Plan, which permits nonqualified options for the purchase of the Company’s ordinary shares in an amount equal to the greater of 600,000 shares and 15% of the outstanding shares and incentive stock options for the purchase of the Company’s ordinary shares in an amount not to exceed 200,000 ordinary shares, terminates in March 2010. In general, the terms of the option awards (including vesting schedules) are established by the Board. No option can be for a term of more than ten years from date of grant. The exercise price, which is determined by the Board, cannot be less than the fair market value of the shares on the day the options are granted. Prior to May 2002, the fair market value is based on the prices of shares on the Nasdaq Stock Market (Nasdaq) for options granted to employees in North America and the Frankfurt Stock Exchange for options granted to all other employees. On May 13, 2002, the Company provided written notice to Nasdaq that the Company was voluntarily terminating the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002. As of the merger date, all outstanding PalEx stock options vested and were converted into options to purchase the Company’s ordinary shares. The number of shares and options described in this paragraph and the following table, which summarizes activity under the Stock Option Plan, are retroactively restated for all periods to reflect the Company’s 1-for-10 share consolidation completed in December 2002 (see Note 1). The Stock Option Plan had approximately 6.0 million options available for issuance at December 31, 2002.

	Year Ended December 31, 2000			Year Ended December 31, 2001			Year Ended December 31, 2002
	Number of Options	Exercise Price Range	Weighted Average Exercise Price	Number of Options	Exercise Price Range	Weighted Average Exercise Price	Number of Options	Exercise Price Range	Weighted Average Exercise Price
Outstanding, beginning of period	—	—	—	334,787	$33.80-$261.90	$134.30	324,847	$32.00 - $261.90	$113.2
Converted PalEx options	99,568	$96.20 - $246.30	$140.20	—	—	—	—	—	—
Granted	295,186	$33.80 - $261.90	$125.30	91,500	$32.00 - $ 40.10	$34.20	280,000	$20.00	$20.00
Exercised	(51,494)	$112.80 - $223.50	$90.90	—	—	—	—	—	—
Forfeited	(8,473)	$35.00 - $223.50	$153.20	(101,440)	$32.00-$261.90	$89.90	(131,921)	$149.00 - $261.90	$153.65

Outstanding, end of period	334,787	$33.80 - $261.90	$134.30	324,847	$32.00 - $261.90	$113.20	472,926	$32.00 - $237.50	$54.10
Options exercisable at end of year	46,326		$193.30	170,137		$103.60	222,966		$70.09
Weighted average fair value of options granted during year	$48.00			$12.10			$0.92
Weighted average remaining contractual life of options granted during year	8.36			9.24			8.37

Fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for 2000, 2001, and 2002:

	Year ended December 31,
	2000 Options	2001 Options	2002 Options
Risk free interest rate	6.8%	4.64%	4.83%
Dividend yield	0.00%	0.00%	0.00%
Volatility factor	45.00%	45.00%	45.00%
Weighted average expected life	4.67 years	4.67 years	4.67 years

A summary of stock options outstanding and exercisable under the Stock Option Plan as of December 31, 2002 is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 20.00	280,000	9.25	$20.00	90,000	$20.00
$33.80-$261.90	192,926	8.24	$103.60	132,966	$103.60

Other

In March 2000, the Board approved the granting of options to purchase 105,360 ordinary shares to Christoph and Martin Schoeller and to certain advisors in the IPO at an exercise price of €155.00 (both the number of shares and the exercise price take into account the Share Consolidation). These options were fully exercisable on the date of the grant and expire between March 2005 and March 2010.

In March 2000, the Company granted options under the Stock Option Plan to two members of management to purchase a total of 36,500 ordinary shares at an exercise price of $149.00 (both the number of shares and the exercise price take into account the Share Consolidation). These options were fully vested at the time of issuance and were not subject to forfeiture as a result of the employees’ termination.

Employee Benefit Plan

IFCO North America sponsors a defined contribution profit-sharing plan (the Plan). Eligible employees may contribute up to the lesser of 15% of their annual compensation or the maximum amount permitted under Internal Revenue Service regulations to their account. The Company matches the contributions of participating employees on the basis of the percentages specified in the Plan. The employee and Company matching contributions are invested at the direction of the individual employee. Employer contributions to the plan were $1.7 million, $1.6 million, and $0.7 million (including discontinued operations) for 2000, 2001, and 2002, respectively.

12. Business Segments:

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company is organized based on the products and services that it offers. Under this organization structure, the Company’s continuing operations includes three business segments: the RPC operations (RPCs), the Pallet Services operations (Pallet Services), and the Pallet Pooling operations (Pallet Pooling). The RPC segments sell, repair/wash, rent, and retrieve RPCs primarily for use in agricultural markets. The Pallet Services segment recycles wooden pallets in the United States. The Pallet Pooling segment leases pallets in Canada primarily for use in agricultural and industrial markets. The Corporate column contains corporate related income and expense not allocated to reportable segments.

In 2002, the Company modified its segment reporting by presenting the operating results of the global RPC operations as one business segment, as senior management views these operations as one segment. The Company had previously disclosed certain information for European and Non-European RPC operations separately. All periods presented have been changed to reflect the new segment presentation.

The accounting policies for the segments are the same as those described in Note 2, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments and allocates resources based on operating results.

	Year Ended December 31, 2000
	RPC	Pallet Services	Pallet Pooling	Corporate	Eliminations	Consolidated
Revenues	$153,473	$117,910	$14,764	$—	$—	$286,147
(Loss) income from operations	(13,513)	(2,308)	336	(7,020)	—	(22,505)
Interest income	1,213	—	—	31,856	(32,284)	785
Interest expense	(16,219)	(217)	(18)	(35,558)	32,284	(19,728)
Factoring charges	(3,607)	—	—	—	—	(3,607)
Depreciation and amortization expense of property, plant and equipment	(16,505)	(1,815)	(514)	(421)	—	(19,255)
RPC breakage, shrinkage and non-cash granulate cost of sales	(18,463)	—	—	—	—	(18,463)
Impairment of property, plant and equipment	(4,862)	—	—	—	—	(4,862)
Amortization of goodwill and other intangible assets	(1,106)	(2,822)	(529)	—	—	(4,457)
Income tax provision	—	—	—	(245)	—	(245)
Total assets	320,109	269,514	48,748	141,640	—	780,011
Losses from equity entities, net	286	—	—	—	—	286
Capital expenditures	$62,523	$8,574	$10,344	$1,487	$—	$82,928

	Year Ended December 31, 2001
	RPC	Pallet Services	Pallet Pooling	Corporate	Eliminations	Consolidated
Revenues	$157,913	$205,039	$17,791	$—	$—	$380,743
Loss from operations	(84,334)	(1,046)	(13,108)	(7,184)	—	(105,672)
Interest income	751	—	—	48,457	(48,068)	1,140
Interest expense	(20,635)	(485)	(43)	(54,965)	48,068	(28,060)
Factoring charges	(2,453)	—	—	—	—	(2,453)
Depreciation and amortization expense of property, plant and equipment	(18,731)	(2,755)	(1,086)	(804)	—	(23,376)
RPC breakage, shrinkage and non-cash granulate cost of sales	(11,491)	—	—	—	—	(11,491)
Impairment of property, plant and equipment	(65,370)	—	(4,750)	—	—	(70,120)
Amortization of goodwill and other intangible assets	(2,061)	(5,327)	(629)	—	—	(8,017)
Income tax benefit	—	—	—	1,790	—	1,790
Total assets	247,309	223,691	39,672	45,581	—	556,253
Goodwill	29,071	154,982	17,833	—	—	201,886
Income from equity entities, net	76	—	—	—	—	76
Capital expenditures	$27,369	$1,022	$4,434	$873	$(2,861)	$30,837

	Year Ended December 31, 2002
	RPC	Pallet Services	Pallet Pooling	Corporate	Eliminations	Consolidated
Revenues	$151,485	$212,191	$17,020	$—	$—	$380,696
(Loss) income from operations	198	13,156	(410)	(5,640)	—	7,304
Interest income	584	—	—	408	—	992
Interest expense	(23,448)	(506)	(69)	(10,170)	—	(34,193)
Factoring charges	(447)	—	—	—	—	(447)
Depreciation and amortization expense of property, plant and equipment	(25,498)	(3,383)	(740)	(10)	—	(29,631)
RPC breakage, shrinkage and non-cash granulate cost of sales	(2,274)	—	—	—	—	(2,274)
Amortization of goodwill and other intangible assets	1,112	13	—	18	—	1,143
Income tax provision	—	—	—	(1,294)	—	(1,294)
Total assets	245,009	166,875	21,210	12,432	—	445,526
Impairment of goodwill	1,706	38,151	17,833	—	—	57,690
Goodwill	31,319	117,011	—	—	—	148,330
Losses from equity entities, net	(9)	—	—	—	—	(9)
Capital expenditures	$19,956	$498	$1,542	$238	$—	$22,234

Eliminations for revenue and expense items above are made to eliminate intercompany sales and expenses.

Total assets allocated to corporate in 2000 and 2001 include the net current and noncurrent assets of discontinued operations.

The Company’s revenue by country, based on the location of the customer, is as follows:

	Year ended December 31,
	2000	2001	2002
United States	$127,748	$220,882	$233,503
Germany	53,167	51,773	43,304
Spain	20,369	19,533	18,415
Italy	17,102	18,564	17,069
Canada	14,764	17,791	17,020
Switzerland	11,435	13,258	15,929
United Kingdom	9,749	9,393	10,174
France	11,942	10,501	10,008
Other	19,871	19,048	15,274

Consolidated	$286,147	$380,743	$380,696

The Company’s property, plant and equipment by country are as follows:

	Year ended December 31,
	2001	2002
Germany	$105,003	$114,568
United States	26,064	22,371
Canada	16,126	15,106
Other	2,344	2,131

Consolidated	$149,537	$154,176

13. Equity Entities:

Summarized combined financial date of the Company’s equity entities during the periods they were classified as equity entities is as follows for the years ended December 31, 2000, 2001 and 2002:

	As of December 31,
	2000	2001	2002
Total assets	$14,570	$15,252	$17,210
Total liabilities	$14,265	$15,218	$16,775
Total equity	$305	$34	$435

	Year ended December 31,
	2000	2001	2002
Revenue	$11,296	$10,844	$12,314
Gross profit	$9,729	$10,844	$4,308
Income from operations	$512	$1,038	$(75)
Net (loss) income	$(446)	$221	$(81)

14. Restructuring Costs:

During 2001, IFCO management began to assess the Company’s continuing operations and management structure. The accompanying 2001 results of operations include a charge of $3.7 million for involuntary termination benefits and exit costs related to facility closures, and is reflected as restructuring costs. Restructuring costs recorded for severance are for employees that were notified prior to December 31, 2001 of their termination benefits and termination dates. Restructuring costs related to plant and facility closures are based upon a reorganization plan adopted by senior management and the Board of Directors prior to December 31, 2001 that targeted certain facilities for closure and included planned closure dates for each facility. During 2002, the Company revised its estimates of the final costs required to complete the restructuring and accordingly recorded a reduction of approximately $1.1 million in the remaining accrued balance, which is shown as a component of the net operational restructuring costs on the accompanying results of operations. The initial severance liability included costs associated with the termination of 72 employees. 53 employees were actually terminated in connection with this plan.

Activity in the Company’s 2001 accrued restructuring accounts during 2002 is as follows (dollars in thousands):

	Balance as of December 31, 2001	Cash Payments	Adjustment to Provisions	Other Reductions	Balance as of December 31, 2002
Severance costs	$1,707	$(1,226)	$(443)	$—	$38
Lease termination	1,830	(404)	(613)	—	813
Asset impairment	158	—	—	(104)	54

	$3,695	$(1,630)	$(1,056)	$(104)	$905

During 2002, the Company continued to rationalize the structure of its European washing depot and storage depot network in order to minimize fixed costs and to improve network utilization. These activities included the implementation of a multiple shift labor model in its washing facilities, thereby increasing the utilization of the machinery. As a result of these depot restructuring activities, the results of operations for 2002 include a charge of $3.3 million for involuntary termination benefits and exit costs related to depot closures and is reflected as operational restructuring costs. Of this total, approximately $1.7 million relates to lease termination and facility exit costs, $0.1 million relates to severance costs, and $1.5 million relates to impaired assets at the closed depots. As of December 31, 2002, the Company had not made any payments relating to these accruals.

During 2002, the Company incurred non-capitalizable costs totaling approximately $2.0 million relating to the restructuring of the Senior Subordinated Notes, the completion of the Restructured Senior Credit Facility, and the Company’s tax restructuring. These costs have been included in financing related restructuring costs in the accompanying consolidated statement of operations.

15. Subsequent Events:

In January 2003, the Company’s board of directors adopted the 2003 Management Share Incentive Plan, pursuant to which the Company was authorized to issue ordinary shares or grant options to purchase an aggregate of 2.3 million ordinary shares to certain senior managers. The share awards are allocated in three tranches, each with different vesting terms. The issuance of ordinary shares or the grant of options was at the election of each senior manager, and each senior manager elected to receive option grants.

Consenting holders of approximately €2.2 million, or approximately $2.3 million (based on exchange rates at December 31, 2002) in principal amount of the Senior Subordinated Notes did not tender their notes as of December 31, 2002 as required by the restructuring agreement. The Company and other parties entered into an amendment of the restructuring agreement to, among other items, provide for an extended exchange period and to delay the issuance of the remaining balance of approximately 450,000 ordinary shares. Accordingly, the remaining consenting noteholders had an additional period of ten weeks, which ended on March 11, 2003, in which to tender their Senior Subordinated Notes for exchange. At the end of the ten-week period, approximately $2.1 million (based on exchange rates at December 31, 2002), in principal amount of the Senior Subordinated Notes had been tendered for exchange. On March 11, 2003, the Company issued the remaining balance of the new ordinary shares, consisting of approximately 0.4 million ordinary shares to the holders of the additional tendered Senior Subordinated Notes and approximately 50,000 ordinary shares on a pro rata basis to the noteholders who had previously tendered Senior Subordinated Notes as of December 31, 2002.

EXHIBIT INDEX

No.	Item

*1.1	Articles of Association of IFCO Systems (English translation) (in force as of February 11, 2003).

*2.1	Specimen Certificate of IFCO Systems Registered Ordinary Shares.

*2.2	Form of Warrant to Purchase Registered Ordinary Shares of IFCO Systems.

*2.3	Terms and Conditions of the Warrants (with respect to bearer Warrants).

2.4

Second Amended and Restated Credit Agreement, dated December 31, 2000, among IFCO Systems, IFCO North America, CIBC World Markets Corp., Banc One Capital Markets, Inc., and Bank One, NA (incorporated by reference to Exhibit 2.4 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.5

Reaffirmation of Guaranty and Collateral Agreement, dated December 31, 2000, by IFCO Systems, IFCO North America, and certain of their subsidiaries, in favor of Bank One, NA., as Administrative Agent (incorporated by reference to Exhibit 2.5 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.6

Amendment No. 1 and Consent, dated as of June 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.6 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.7

Amendment No. 2 and Waiver, dated as of August 31, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.8

Amendment No. 3, Waiver and Consent, dated as of October 12, 2001, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.8 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.9

Amendment No. 4, Waiver and Consent, dated as of February 22, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.9 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

*2.10	Amendment No. 5. and Forbearance made as of July 25, 2002, by and among IFCO Systems, IFCO Systems North America, the lenders executing same, and Bank One NA, as administrative agent.

2.11

Forbearance Agreement, dated as of April 15, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.15 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.12

Waiver, dated as of April 30, 2002, among IFCO Systems, IFCO North America, the Lenders executing same, and Bank One, NA, as Administrative Agent (incorporated by reference to Exhibit 2.10 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

*2.13

Third Amended and Restated Credit Agreement dated as of December 20, 2002 and effective as of December 31, 2002, among IFCO Systems, IFCO Systems North America, the several lenders from time to time parties thereto, and Bank One, NA.

*2.14

First Amended and Restated Guarantee and Collateral Agreement dated as of December 23, 2002, made by IFCO Systems, IFCO Systems North America, and certain of their subsidiaries in favor of Bank One, NA as Administrative Agent.

1

No.	Item

*2.15

First Amended and Restated Guarantee dated as of December 23, 2002, made by IFCO Systems GmbH, GISO Verwaltungsellschaft mhH & Co. Behälterleasing KG, IFCO Systems Italia Srl, IFCO Systems España, S.A., IFCO Systems UK Limited, IFCO Systems France S.A.S., IFCO Scandinavien S/A, IFCO Systems Österreich GmbH, IFCO Systems (Schweiz) AG, GELOG AG, IFCO Lojistik Sistemleri Tic. Ltd. Sti, IFCO Systems Asia Ltd., in favor of Bank One, NA, as administrative agent.

*2.16	First Amended and Restated Collateral Agreement dated as of December 23, 2002, made by certain subsidiaries of IFCO Systems in favor of Bank One, NA, as administrative agent.

*2.17	Guarantee dated as of January 22, 2003, made by IFCO Systems Management GmbH in favor of Banc One, NA, as administrative agent.

*2.18	Collateral Agreement dated as of January 22, 2003, made by IFCO Systems Management GmbH in favor of Banc One, NA, as administrative agent.

2.19

Indenture, dated March 8, 2000, by and among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.7 to IFCO Systems’ Registration Statement on Form F-4, registration no. 333-12092 filed with the SEC).

2.20

First Supplemental Indenture, dated as of May 31, 2000, among IFCO-U.S., IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.29 to IFCO Systems’ Registration Statement on Amendment No. 1 to Form F-4, registration no. 333-12092 filed with the SEC).

2.21

Second Supplemental Indenture, dated September 8, 2000, among AZ Pallet, Inc., Bromley Acquisition, Inc., Texas Pallet Acquisition, Inc., George Belfer Drum & Barrel Co., as guarantors, IFCO Systems, the existing guarantors named therein, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 2.10 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

*2.22	Third Supplemental Indenture, dated as of December 30, 2002, among IFCO Systems, the guarantors named therein, and The Bank of New York, as Trustee.

*2.23

Restructuring Agreement dated as of September 18, 2002, by and among IFCO Systems, Schoeller Logistic Technologies Holding, Schoeller Logistic Systems and the consenting noteholder signatories thereto.

*2.24

Amendment to the Restructuring Agreement dated as of December 31, 2002, by and among IFCO Systems, Schoeller Logistic Technologies Holding, Schoeller Logistic Systems and the consenting noteholder signatories thereto.

4.1

Framework Development and Framework Delivery Contract, dated April 2, 2002, by and between IFCO Systems and Schoeller Wavin Systems N.V. (English translation) (incorporated by reference to Exhibit 4.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.2

Payment Agreement, dated March 27, 2002, by and between IFCO GmbH and Schoeller Wavin Systems N.V. (incorporated by reference to Exhibit 4.9 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.3

Agreement on the Development and Supply of Multi-Use Plastic Crates, dated September 27, 2000, between IFCO U.S. and Schoeller Wavin Systems, Inc. (incorporated by reference to Exhibit 4.7 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.4

IFCO Systems 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to IFCO Systems Registration Statement on Form S-8, registration no. 333-32818) (incorporated by reference to Exhibit 10.28 to IFCO Systems’ Registration Statement on Amendment No. 1 to Form F-4, registration no. 333-12092 filed with the SEC).

*4.5	IFCO Systems 2003 Management Share Incentive Plan dated January 14, 2003.

2

No.	Item

4.6

Asset Purchase Agreement, dated as of September 6, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet, Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., PalletOne, Inc., and White Oak Capital Partners, L.P. (incorporated by reference to Exhibit 4.17 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.7

First Amendment to Asset Purchase Agreement, dated as of October 17, 2001, by and among IFCO North America, Shipshewana Pallet Co., Inc., IFCO Systems Florida, Inc., PalEx-Texas, L.P., Sheffield Lumber and Pallet Company, Inc., Southern Pallet, Inc., New London Pallet Inc., Duckert Pallet Co., Inc., Isaacson Lumber Co., NLP Transport, Inc., NLD, Inc., PalletOne, Inc., and White Oak Capital Partners, L.P. (incorporated by reference to Exhibit 4.18 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.8

Asset Purchase Agreement, dated as of November 21, 2001, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO Container Systems—South Carolina, IFCO ICS—Western LLC, and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.19 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.9

First Amendment to Asset Purchase Agreement, dated as of January 30, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.20 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.10

Second Amendment to the Asset Purchase Agreement, dated as of February 25, 2002, by and among IFCO Systems, IFCO North America, IFCO Industrial Container Systems Holding Company, IFCO ICS—Chicago, Inc., IFCO ICS—Miami, Inc., IFCO ICS—North Carolina, Inc., IFCO ICS—Minnesota Inc., Container Resources Corporation, IFCO ICS—Washington, Inc., IFCO ICS—California, Inc., IFCO ICS—Florida, Inc., Environmental Recyclers of Colorado, Inc., IFCO ICS—Illinois, Inc., PalEx Kansas, Inc., IFCO ICS—Georgia, Inc., IFCO ICS—Michigan, Inc., IFCO ICS—South Carolina, Inc., IFCO ICS—L.L.C., and Industrial Container Services, LLC. (incorporated by reference to Exhibit 4.21 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.11

Advisory Agreement, dated as of June 22, 2001, between IFCO Systems and Schoeller Logistics Industries (incorporated by reference to Exhibit 4.11 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.12

Agreement Regarding Purchase of the Share Capital of IFCO Scandinavia A/S, dated January 6, 1997, by and between IFCO GmbH and Schoeller Plast Enterprise A/S (incorporated by reference to Exhibit 4.22 to IFCO System’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

*8.1	List of Subsidiaries.

*10.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

*10.2	Consent of Ernst & Young AG Wirtschaftsprüfungsgesellschaft.

*	Filed with the SEC as an exhibit to IFCO Systems’ Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

3